Form 10-K, Exhibit 13
period 1996-09-30
AMCON DISTRIBUTING CO
filed 1996-12-23
CIK 928465

EXHIBIT 13.1

                         Annual Report to Stockholders
                            for the Fiscal Year Ended
                               September 30, 1996



TO OUR SHAREHOLDERS:

Welcome to all new and existing AMCON Distributing Company shareholders. It has been over a year since AMCON's common stock commenced trading on the NASDAQ SmallCap Market. Although, we are disappointed with the market's perception of the value of our Company, earnings have increased substantially, and we remain confident that the market will come to see our real value.

FINANCIAL REVIEW

Fiscal 1996 sales of $176.1 million and net income of $1,336,374 represent significant increases over 1995 sales and net income of $169.8 million and $921,560, respectively. Income from operations declined $95,000 in fiscal 1996 primarily due to reductions in purchase discounts received by the Company from the manufacturer of its private label cigarettes. These discounts decreased as the volume of private label cigarette sales decreased. The decrease in sales of private label cigarettes continued as the result of 1993 price reductions on premium cigarettes.

STRATEGIES

In fiscal 1996, the Company realized the benefits associated with consolidation of four distribution centers into two during the prior year. This enabled the Company to reduce average inventory levels by approximately 15% in fiscal 1996, as compared to fiscal 1995. The Company will continue to explore opportunities for further consolidation in the future and continue to focus on its other key operating strategies including: diversification of its product line in an attempt to lessen the Company's dependence on cigarette sales, growth through acquisitions of smaller distribution companies, investing in the latest delivery equipment and systems technology, and commitment to customer service. We believe the Company's customer service strategy allows AMCON to distinguish itself from its competitors and provides a competitive advantage with convenience stores and petroleum marketers.

THE FUTURE

Maintaining profit margins continues to be a challenge as competition in the distribution industry remains high. We believe consolidation within the industry will continue in 1997 due to a number of factors, many of which are beyond the control of the Company and its competitors control, yet affect operating income and value. For example, a change in cigarette pricing by manufacturers can have a dramatic affect on the market for generic and private label cigarettes, directly impacting operating results. We believe that there will be a continued demand for the Company's private label cigarettes, although further declines in volume are expected in fiscal 1997. Therefore, the Company is evaluating various options to improve operating results in future periods, including future acquisitions of smaller distributing companies, the continued sale of assets that are no longer essential to our primary business activities and the introduction of new private label products and Company owned branded products.

Once again, we would like to take this opportunity to recognize and thank all AMCON employees. They are the most valuable component for the continued success of the Company. All of us at AMCON look forward to 1997 and appreciate your support as our shareholders.



William F. Wright                    Kathleen M. Evans
Chairman                             President and Chief Executive Officer

                            SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from the Company's financial statements. The financial statements for the fiscal years ended September 30, 1996, 1995, 1994 and 1993, have been audited by Coopers & Lybrand L.L.P., the Company's independent auditors. The balance sheet as of September 30, 1992 and the related statement of income for the year ended September 30, 1992 have also been audited. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Financial Statements and Notes thereto included in this Annual Report.

                  (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,               1996          1995          1994           1993         1992
------------------------------------------------------------------------------------------------------------
Sales...................................   $ 176,145     $ 169,790     $ 170,143     $ 150,514    $ 118,770

Cost of sales...........................     155,885       149,756       147,533       130,727      103,750
                                           ---------     ---------     ---------     ---------    ---------
Gross profit............................      20,260        20,034        22,610        19,787       15,020

Operating expense.......................      17,504        17,183        18,859        15,678       12,218
                                           ---------     ---------     ---------     ---------    ---------

Income from operations..................       2,756         2,851         3,751         4,109        2,802

Interest expense........................       1,149         1,543         1,553         1,770        1,641

Other (income) expense, net.............        (697)         (228)           36           136           (7)
                                           ---------     ---------     ---------     ---------    ---------
Income before income taxes,
  extraordinary item....................       2,304         1,536         2,162         2,203        1,168

Income before extraordinary  item.......       1,336           922         1,297         1,322          701

Extraordinary item......................           -             -          (295)/1/         -            -
                                           ---------     ---------     ---------     ---------    ---------

Net income..............................       1,336           922         1,002         1,322          701

Accretion of warrants /2/...............           -             -          (133)         (814)        (425)

Accretion of preferred stock /3/ .......         (83)         (100)          (17)            -            -
                                           ---------     ---------     ---------     ---------    ---------

Net income attributable to
  common shareholders ..................   $   1,253     $     822     $     852     $     508    $     276
                                           =========     =========     =========     =========    =========

Net income per common and
  common equivalent share
  attributable to common
  shareholders:
    Income before extraordinary
      item (net of accretion)...........   $     0.51    $    0.33     $    0.46     $    0.22    $    0.13

    Extraordinary item..................   $        -    $       -     $   (0.12)    $       -    $       -
                                           ----------    ---------     ---------     ---------    ---------

    Net income..........................   $     0.51     $   0.33     $    0.34      $   0.22    $    0.02
                                           ==========    =========     =========     =========    =========

Weighted average shares
  outstanding..........................     2,445,903    2,478,047     2,491,996     2,260,573    2,143,857

                                  (Dollars in thousands)
------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,               1996          1995          1994           1993         1992
------------------------------------------------------------------------------------------------------------
Working capital  ....................... $   11,572    $   12,098    $    10,971    $   12,130     $   8,858

Total assets............................     23,026        22,919         23,476        24,524        20,250

Long-term obligations and subordinated
 debt /4/...............................     10,245        12,705         13,206        14,525        13,484

Shareholders' equity....................      6,621         5,122          4,097 /5/     1,959 /6/     3,274

------------------------
     /1/ Includes $205,913 of debt issue costs and $86,908 of unamortized discount on senior secured and subordinated notes which were written off as a result of extinguishing the related debt in January and July 1994 and a $200,000 prepayment premium paid in connection with restructuring senior subordinated notes in July 1994. The extraordinary item is presented net of a $197,128 related tax benefit.

     /2/ Represents the accretion of warrants issued in conjunction with a $4 million loan made in 1989 by MLBC, Inc. to the Company which entitled MLBC to acquire 22.84% of the common stock of the Company (19.98% after June
1993). MLBC also had the right to require the Company to repurchase the warrants after October 31, 1995 at a formula price based on earnings and indebtedness. The original fair value of the warrants was recorded at $400,000 and the Company was accreting the warrants to the highest redemption price over the period to October 31, 1995. In July 1994, the warrants were repurchased for $2,000,000.

     /3/ Preferred stock was issued in partial payment for repurchase of warrants described in footnote 2 above and was valued at $1,000,000. The Company may redeem the preferred stock at any time after April 1, 1996 for $1,200,000. The preferred stock accreted to the redemption price in lieu of cash dividends.

     /4/ Includes current portion of long-term obligations and subordinated debt.

     /5/ Reflects issuance of preferred stock valued at $1,000,000 to MLBC, Inc., in connection with partial payment for repurchase of warrants described in footnote 2 above.

     /6/ Reflects a return of capital to AMCON Corporation (the former parent of the Company) of $3.9 million made in fiscal 1993 in connection with a contemplated reorganization of AMCON Corporation and its subsidiaries.

MARKET FOR COMMON STOCK

The Company's Common Stock trades on the NASDAQ SmallCap Market under the symbol "DIST". The Company's stock commenced trading on August 4, 1995. The following table reflects the range of the high and low bid prices per share of the Company's Common Stock reported by NASDAQ from August 4, 1995 through September 30, 1996. These quotations represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent market transactions. As of December 13, 1996, the Company had approximately 980 holders of record of its shares and the Company believes that approximately 2,200 additional persons hold shares beneficially.

                                                          COMMON STOCK
                                                   ------------------------
                                                    HIGH              LOW
                                                   ------            ------
Year ended September 30, 1996:
    1st Quarter                                  $  3.00            $ 2.25
    2nd Quarter                                     3.13              1.75
    3rd Quarter                                     2.63              1.88
    4th Quarter                                     2.50              1.50

Year ended September 30, 1995:
    Period from August 4, 1995
    through September 30, 1995                   $  4.00            $ 3.00


The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate a change in this policy in the foreseeable future. The Board of Directors currently intends to retain earnings to finance acquisitions of other distributing companies, development of new products, expansion of markets and for other corporate purposes.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Income Statement as a percentage of sales for the fiscal years ended September 30, 1996, 1995, and 1994:

                                                     Fiscal Year Ended September 30,
                                                  ------------------------------------

                                                    1996          1995          1994
                                                  --------      --------      --------
Sales..........................................     100.0%        100.0%        100.0%

Cost of sales..................................      88.5          88.2          86.7
                                                  -------      --------      --------

Gross profit...................................      11.5          11.8          13.3

Selling, general and administrative expense....       9.5           9.7          10.6

Depreciation and amortization..................       0.4           0.4           0.5
                                                 --------      --------      --------

Income from operations.........................       1.6           1.7           2.2

Interest expense...............................       0.7           0.9           0.9

Other (income) expense, net....................      (0.4)         (0.1)          0.0
                                                 --------      --------      --------

Income before income taxes, extraordinary
 item..........................................       1.3           0.9           1.3

Income tax expense.............................       0.5           0.4           0.5
                                                 --------      --------      --------

Income before extraordinary item...............       0.8           0.5           0.8

Extraordinary item.............................       0.0           0.0          (0.2)
                                                 --------      --------      --------
Net income.....................................       0.8           0.5           0.6

Accretion of warrants/
     preferred stock...........................      (0.1)          0.0          (0.1)
                                                 --------      --------      --------

Net income attributable to
     common shareholders.......................       0.7%          0.5%          0.5%
                                                 ========      ========      ========

YEAR ENDED SEPTEMBER 30, 1996 VERSUS YEAR ENDED SEPTEMBER 30, 1995. Sales for the year ended September 30, 1996 increased 3.7% to $176.1 million, compared to $169.8 million for the year ended September 30, 1995. This increase in sales was principally due to an increased customer base and a cigarette price increase in April 1996. For fiscal 1996, cigarette sales increased $3.8 million, confectionery sales increased $1.2 million, tobacco sales increased $1.2 million, beer sales increased $607,000 and other product sales were up $2.2 million. These increases, offset by a decline in nonalcoholic beverage sales of $2.1 million due to downsizing of the Denver facility, accounted for the net increase in sales.

Gross profit increased 1.1% to $20.3 million for the year ended September 30, 1996 from $20.0 million in fiscal 1995. The increase in the Company's gross profit was primarily due to the 3.7% increase in sales. The increase in sales effected an increase in premium and generic cigarette gross profit of $611,000, confectionery gross profit of $472,000 and beer gross profit of $270,000. Gross profit as a percentage of sales declined to 11.5% in fiscal 1996 compared to 11.8% in fiscal 1995 primarily due to the decline in the Company's private label cigarette business. Gross profit from sales of the Company's private label cigarette declined $1.2 million or 19.9% due to the heightened competition in the generic and private label cigarette markets. The Company believes that there will be a continued demand for the Company's private label cigarettes and that its cigarettes have established brand loyalty among consumers, however, it is anticipated that the volume of private label cigarette sales could decline by as much as 10% to 20% in fiscal 1997. The continued downsizing of the Denver facility caused a $520,000 decrease in nonalcoholic beverages profit margin. Gross profit, from other products including beer, health and beauty care, store supplies, tobacco and food-service, increased $618,000 on improved gross profit margin percentages.

Total operating expense, which includes selling, general and administrative expenses and depreciation and amortization, increased 1.9% to $17.5 million in fiscal 1996 from $17.2 million in fiscal 1995. However, total operating expense as a percentage of sales decreased to 9.9% compared to 10.1% during fiscal 1995. This decrease is primarily attributable to the continued efficiencies gained from the consolidation of five smaller branch facilities into two existing branch facilities in fiscal 1995.

As a result of the above, income from operations for fiscal 1996 decreased 3.3% to approximately $2.8 million.

Interest expense decreased 25.5% in fiscal 1996 to approximately $1,149,000 from $1,543,000 in fiscal 1995. The decrease was primarily the result of lower interest rates on the Company's revolving credit line and a $2.2 million decrease in average subordinated debt outstanding.

Other income increased primarily due to gains of $43,000 on sales of trading securities, realized gains of $282,000 on investments which were sold in fiscal 1996, and gains of $215,000 on sales of nonessential fixed assets.


As a result of the above factors, net income increased by 45.0% to $1,336,374 during fiscal 1996, compared to net income of $921,560 in fiscal 1995. Net income attributable to common shareholders was $1,253,041 for the year ended September 30, 1996, compared to $821,560 for fiscal 1995.

Competition in the distribution industry is intense and profit margins continue to be tight. The Company's operating income is subject to a number of factors which are beyond its control, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes. While the Company sells a diversified product line, it remains dependent on cigarette sales which represent approximately 64% of its revenue. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of smaller distributing companies in similar business lines and further sales of assets that are no longer essential to its primary business activities such as marketable securities, investments and certain real estate. An analysis of such assets held at September 30, 1996 and 1995 is as follows:

                                                 ESTIMATE OF GAIN
                                   -----------------------------------------
DESCRIPTION OF ASSET               September 30, 1996     September 30, 1995
--------------------               ------------------     ------------------
Investments (available for sale)        $ 686,200               $ 391,500
Condominium & furnishings                 450,000                 400,000


Investments consisted of 86,500 and 128,000 shares of Cayman Water Company Limited (CWC) at September 30, 1996 and 1995, respectively, a public company which is listed on NASDAQ. The Company's basis in the securities was $157,000 and $232,500, and the fair market value of the securities was $843,000 and $422,000 on September 30, 1996 and September 30, 1995, respectively. During the fiscal year ended September 30, 1996, the Company sold 41,500 shares of CWC and recognized a gain of approximately $282,000. Subsequent to fiscal year end, the Company sold an additional 3,500 shares of CWC and the market value had declined to $498,000 at December 13, 1996.

The condominium and furnishings consist of a condominium in the Cayman Islands which is used in the furtherance of the Company's business marketing strategies. The costs and benefits associated with retaining the condominium are being evaluated in relation to the current business strategies of the Company.

YEAR ENDED SEPTEMBER 30, 1995 VERSUS YEAR ENDED SEPTEMBER 30, 1994. Sales for the year ended September 30, 1995 decreased 0.2% to $169.8 million, compared to $170.1 million for the year ended September 30, 1994. This decrease in sales was principally due to fiscal 1995 being a 52-week year compared to fiscal 1994 which was a 53-week year. For fiscal 1995, cigarette sales declined $148,000, confectionery sales declined $215,000 and nonalcoholic beverage sales from the Denver facility declined by $1.8 million. These decreases, combined with an increase in tobacco sales of $271,000, an increase in beer sales from the Denver facility of $190,000 and an increase in sales of other products of $1.4 million, accounted for the marginal decline in sales.


Gross profit decreased 11.4% to $20.0 million for the year ended September 30, 1995 from $22.6 million in fiscal 1994. The decrease in the Company's gross profit margin was primarily due to $1.6 million reduction in purchase discounts received by the Company from cigarette manufacturers on premium, generic and the Company's private label cigarettes. These purchase discounts declined 16.9% compared to the prior year. The amount of these discounts decreased as cigarette manufacturers changed incentive programs and as the volume of private label cigarette sales decreased. The decrease in sales of private label cigarettes continued as the result of substantial price reductions on premium cigarettes effective in 1993. In addition, a $410,000 decrease in the gross profit margin resulted from reduced sales of nonalcoholic beverages from the Denver facility due to its downsizing.

Total operating expense, which includes selling, general and administrative expenses and depreciation and amortization, decreased 8.9% to $17.2 million in fiscal 1995 from $18.9 million in fiscal 1994. Total operating expense as a percentage of sales decreased to 10.1%, compared to 11.1% during fiscal 1994. This decrease was primarily attributable to the consolidation of five smaller branch facilities into two existing branch facilities and decreases in bad debt losses of approximately $457,000.

As a result of the above, income from operations for fiscal 1995 decreased 24.0% to approximately $2.9 million. Interest expense decreased 0.6% in fiscal 1995 to approximately $1,543,000 from $1,553,000 in fiscal 1994. The decrease was primarily the result of the repayment of $2.4 million of subordinated debt bearing interest at 14% per annum offset by an increase in borrowings to fund operations and to finance the purchase of delivery vehicles. In prior years, most delivery vehicles were leased rather than purchased.

Other (income) expense increased primarily due to recognized gains of $28,000 from the sale of available-for-sale securities and realized gains of $95,000 on marketable securities which were marked to market as trading securities in fiscal 1995 compared to a loss of $83,000 on disposition of warrants in fiscal 1994.

As a result of the above factors, net income decreased by 8.0% to $921,560 during fiscal 1995, compared to net income of $1,001,535 in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company makes capital expenditures primarily for additional equipment for its distribution facilities including computers, delivery vehicles and other equipment. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operations equaled approximately $2,566,000 and $1,405,000 for the fiscal years ended September 30, 1996 and 1995, respectively. Capital expenditures during those periods equaled approximately $723,000 and $943,000, respectively. The remaining cash provided by operations was applied to debt service. The Company anticipates that capital expenditures during fiscal 1997 will be approximately $1,200,000 and will be used primarily for the purposes stated above.


The Company had working capital of approximately $11.6 million as of September 30, 1996. The Company's ratio of debt to equity was 2.48 at September 30, 1996 compared to 3.47 at September 30, 1995.

The Company has a revolving credit facility (the "Facility") with a bank allowing the Company to borrow up to $15 million at any time with the option to borrow up to an additional $3 million for a period of 90 days. The Company may exercise this option up to twice per year. Advances made under the Facility are limited to a "borrowing base" determined by various percentages of eligible accounts receivable and inventories. As of September 30, 1996, the Company had borrowed approximately $9.4 million under the Facility. The Facility is collateralized by all equipment, general intangibles, inventories and receivables of the Company, except as noted below, along with first mortgages on the Company's distribution centers and other real estate. The Facility expires on January 31, 1998.

The Facility was amended effective December 1, 1996. The amendment decreased the interest rate to the bank's base rate and reduced the borrowings limit to $10,000,000 with an option to borrow an additional $3,000,000 for a 90-day period twice a year. The amendment also reduced the commitment fee to 0.25% of the unused amount of the $10,000,000 commitment.

The Facility contains covenants which, among other things, set forth certain financial ratios and net income requirements which adjust semiannually or annually as specified in the Facility. For fiscal 1996 and 1997, the Facility includes covenants that (i) restrict capital expenditures to $1,250,000 during the year, (ii) restrict the incurrence of debt, (iii) restrict payments, prepayments and repurchases of subordinated debt or capital stock,
(iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net income levels including an average annual fixed charge ratio of 1.1 to 1.0, an average annual interest coverage ratio of 1.5 to 1.0, a debt to equity ratio of 4.0 to 1.0 and minimum annual net income of $1,000,000. In addition, the Company may not pay dividends with respect to its Common Stock and may pay dividends with respect to its Series A Cumulative Redeemable Convertible Preferred Stock only with the consent of the lender of the Facility. As of September 30, 1996 the Company was in compliance with all covenants under the Facility.

In October 1994, the Company negotiated a $500,000 non-revolving line of credit, bearing interest at the bank's base rate, to finance the purchase of delivery vehicles. In July 1995, the line of credit was increased by $750,000. The bank's base rate at September 30, 1996 was 8.25%. The non-revolving line of credit was amended effective December 1, 1996 to change the interest rate from the bank's base rate to two hundred basis points above the five-year U.S. Treasury Note rate on the date of each advance. As the Company takes advances, a note is drawn and is payable in monthly installments from 36 to 60 months. Advances against the line were approximately $637,000 at September 30, 1996. The line of credit is collateralized by a first lien on the delivery vehicles purchased with the loan proceeds.


In 1989, MLBC, Inc. ("MLBC") lent $4 million to the Company (the "MLBC Loan") and, in connection therewith, the Company issued a 14% senior subordinated note, due 1995, to MLBC (the "Subordinated Note"). In July 1994, the Company and AMCON Corporation entered into a restructuring agreement with MLBC (the "Restructuring Agreement") under which ADC agreed to prepay the Subordinated Note and issued to MLBC 250,000 shares of the Company's Series A Cumulative Redeemable Convertible Preferred Stock. The Subordinated Note was repaid in full on November 1, 1995. The preferred stock was redeemed on December 23, 1996 at a price of $4.80 per share or $1,200,000. The redemption was financed through the Facility.

As of September 30, 1996, the Company had additional outstanding long-term indebtedness of approximately $246,000, the current portion of which equaled approximately $60,000. Interest rates on the various notes relating to such indebtedness range from 8.0% to 9.5% per annum.

The Company believes that funds generated from operations, supplemented as necessary with funds available under the Facility, will provide sufficient liquidity to cover its debt service and any reasonably foreseeable future working capital and capital expenditure requirements.

CONCERNING FORWARD LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, Management's Discussion and Analysis and other sections, contains forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results. Forward looking statements include information concerning the possible or assumed future results of operations of the Company and those statements preceded by, followed by or include the words "future", "position", "anticipate(s)", "expect", "believe(s)", "see", "plan", "further improve", "outlook", "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause thoses results to differ materially from those expressed in our forward looking statements: changing market conditions with regard to cigarettes and the demand for the Company's products, domestic regulatory risks, competitive and other risks over which the Company has little or no control. Any changes in such factors could result in significantly different results. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and transactions in which goods or services are the consideration received for the issuance of equity instruments. This statement requires that an employer's financial statements include certain disclosures about stock-based compensation regardless of the method used to account for them. Adoption is required for fiscal years beginning after December 15, 1995, the Company's Fiscal 1997 or earlier. The Company expects to continue its accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".



REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying financial statements. The financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. Coopers & Lybrand L.L.P., independent certified public accountants, have audited our financial statements as described in their report.

The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are evaluated annually by the Company.



Kathleen M. Evans
President and Chief Executive Officer



Michael D. James
Treasurer and Chief Financial Officer

December 1, 1996


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of AMCON Distributing Company:

We have audited the accompanying balance sheets of AMCON Distributing Company as of September 30, 1996 and 1995, and the related statements of income, shareholders' equity and cash flows for each of the three years ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMCON Distributing Company as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years ended September 30, 1996 in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.
Omaha, Nebraska
December 1, 1996, except for Notes 11 and 14
  as to which the date is December 23, 1996




BALANCE SHEETS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
September 30,                                                              1996                   1995
------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                               $     21,497         $      14,597
  Marketable securities                                                   148,113               237,926
  Accounts receivable, less allowance for
   doubtful accounts of $195,961 and $177,331                          10,344,002             9,959,607
  Note and interest receivable from officer                               144,695               125,000
  Inventories                                                           6,849,515             7,326,536
  Deferred income taxes                                                    75,209                33,746
  Other                                                                   164,777               140,892
                                                                    -------------         -------------
      Total current assets                                             17,747,808            17,838,304

Fixed assets, net                                                       3,033,257             2,974,368
Investments                                                               843,375               624,000
Other assets                                                            1,401,153             1,482,728
                                                                    -------------         -------------

                                                                    $  23,025,593         $  22,919,400
                                                                    =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                  $   4,102,868         $   3,761,935
  Accrued expenses                                                        675,958               587,244
  Accrued wages, salaries and bonuses                                     459,873               357,380
  Income taxes payable                                                    643,568               319,303
  Current portion of long-term debt                                       293,665               207,994
  Current portion of subordinated debt                                          -               506,932
                                                                    -------------         -------------
          Total current liabilities                                     6,175,932             5,740,788
                                                                    -------------         -------------

Deferred income taxes                                                     276,556                66,517
Long-term debt, less current portion                                    9,951,495            11,942,097
Subordinated debt, less current portion                                         -                47,890
Commitments (Note 12)

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, 250,000 shares issued and outstanding
    (redemption value: $1,200,000)                                          2,500                2,500
  Common stock, $.01 par value, 5,000,000 shares
    authorized, 2,450,000 shares issued                                    24,500               24,500
  Additional paid-in capital                                            3,411,328            3,327,995
  Unrealized gain on investments available-for-sale,
     net of $288,227 and $156,600 tax                                     398,028              234,900
  Retained earnings                                                     2,798,569            1,545,528
                                                                    -------------         ------------
                                                                        6,634,925            5,135,423

  Less treasury stock, 4,097 shares, at cost                              (13,315)             (13,315)
                                                                    -------------         ------------
          Total shareholders' equity                                    6,621,610            5,122,108
                                                                    -------------         ------------
                                                                    $  23,025,593         $ 22,919,400
                                                                    =============         ============

  The accompanying notes are an integral part of these financial statements


STATEMENTS OF INCOME

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                               1996                1995             1994
------------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $40.7 million,          $ 176,144,966       $ 169,790,387    $ 170,143,467
$40.5 million and $40.2 million, respectively)

Cost of sales                                              155,885,022         149,756,786      147,533,414
                                                         -------------       -------------    -------------
Gross profit                                                20,259,944          20,033,601       22,610,053

Selling, general and administrative expenses                16,682,845          16,421,558       17,984,752
Depreciation and amortization                                  820,672             761,356          874,520
                                                         -------------       -------------    -------------
                                                            17,503,517          17,182,914       18,859,272
                                                         -------------       -------------    -------------
Income from operations                                       2,756,427           2,850,687        3,750,781

Other expense (income):
  Interest expense                                           1,149,162           1,543,297        1,552,705
  Other (income) expense, net                                 (696,828)           (228,543)          36,030
                                                         -------------       -------------    -------------

                                                               452,334           1,314,754        1,588,735
                                                         -------------       -------------    -------------
Income before income taxes and extraordinary item            2,304,093           1,535,933        2,162,046

Income tax expense                                             967,719             614,373          864,818
                                                         -------------       -------------    -------------
Income before extraordinary item                             1,336,374             921,560        1,297,228

Extraordinary item:
  Extinguishment of debt,
   net of $197,128 tax benefit                                       -                   -         (295,693)
                                                         -------------       -------------    -------------
Net income                                                   1,336,374             921,560        1,001,535

Accretion of warrants                                                -                   -         (133,312)

Accretion of preferred stock                                   (83,333)           (100,000)         (16,667)
                                                         -------------       -------------    -------------

Net income attributable to common shareholders           $   1,253,041       $     821,560    $     851,556
                                                         =============       =============    =============

Earnings per common and common equivalent share
  attributable to common shareholders:
     Income before extraordinary item
       (net of accretion)                                $         0.51      $         .33    $         .46
     Extraordinary item                                               -                  -             (.12)
                                                         --------------      -------------    -------------

Net income                                               $         0.51      $         .33    $         .34
                                                         ==============      =============    =============
Weighted average common and
 common equivalent shares outstanding                         2,445,903          2,478,047        2,491,996








                         The accompanying notes are an integral part
                                 of these financial statements


STATEMENTS OF SHAREHOLDERS' EQUITY

AMCON Distributing Company

----------------------------------------------------------------------------------------------------------------




                                              Preferred Stock                Common Stock           Additional
                                        -----------------------        ----------------------        Paid-In
                                          Shares        Amount          Shares        Amount         Capital
----------------------------------------------------------------------------------------------------------------
Balance, September 30, 1993                     -    $       -        2,450,000     $  24,500      $ 2,061,832

Preferred stock issued                    250,000        2,500                -             -          997,500

Contribution from former parent                 -            -                -             -          151,996

Cumulative effect of adopting
  SFAS No. 115:
 Unrealized gain on investments
   available-for-sale, net of tax               -            -                -             -                -

Accretion of warrants                           -            -                -             -                -

Accretion of preferred stock                    -            -                -             -           16,667

Net income                                      -            -                -             -                -
                                          -------    ---------       ----------     ---------      -----------

Balance, September 30, 1994               250,000        2,500        2,450,000        24,500        3,227,995

Investments available-for-sale
 reclassified to trading securities,
 net of tax                                     -            -                -             -                -

Unrealized gain on investments
available- for-sale, net of tax                 -            -                -             -                -

Accretion of preferred stock                    -            -                -             -          100,000

Receipt of treasury stock                       -            -                -             -                -

Net income                                      -            -                -             -                -
                                         --------    ---------       ----------     ---------      -----------

Balance, September 30, 1995               250,000        2,500        2,450,000        24,500        3,327,995

Unrealized gain on investments
  available-for-sale, net of tax                -            -                -             -                -

Accretion of preferred stock                    -            -                -             -           83,333

Net income                                      -            -                -             -                -
                                         --------    ---------       ----------     ---------      -----------
Balance, September 30, 1996               250,000    $   2,500        2,450,000     $  24,500      $ 3,411,328
                                         ========    =========       ==========     =========      ===========



   The accompanying notes are an integral part of these financial statements.



STATEMENTS OF SHAREHOLDERS' EQUITY

AMCON Distributing Company

---------------------------------------------------------------------------------------------------------------


                                          Unrealized
                                           Gain on
                                         Investments
                                          Available-      Retained             Treasury Stock
                                           for-sale       Earnings           Shares      Amount         Total
---------------------------------------------------------------------------------------------------------------
Balance, September 30, 1993               $       -   $   (127,588)             -     $       -     $ 1,958,744

Preferred stock issued                            -              -              -             -       1,000,000

Contribution from former parent                   -              -              -             -         151,996

Cumulative effect of adopting
  SFAS No. 115:
 Unrealized gain on investments
   available-for-sale, net of tax           118,256              -              -             -         118,256

Accretion of warrants                             -       (133,312)             -             -        (133,312)

Accretion of preferred stock                      -        (16,667)             -             -               -

Net income                                        -      1,001,535              -             -       1,001,535
                                          ---------    -----------      ---------     ---------     -----------

Balance, September 30, 1994                 118,256        723,968              -             -       4,097,219

Investments available-for-sale
 reclassified to trading securities,
 net of tax                                 (65,756)             -              -             -         (65,756)

Unrealized gain on investments
available- for-sale, net of tax             182,400              -              -             -         182,400

Accretion of preferred stock                      -       (100,000)             -             -               -

Receipt of treasury stock                         -              -         (4,097)      (13,315)         13,315

Net income                                        -        921,560              -             -         921,560
                                          ---------    -----------      ----------    ---------     -----------

Balance, September 30, 1995                 234,900      1,545,528         (4,097)      (13,315)      5,122,108

Unrealized gain on investments
  available-for-sale, net of tax            163,128              -              -             -         163,128

Accretion of preferred stock                      -        (83,333)             -             -               -

Net income                                        -      1,336,374              -             -       1,336,374
                                         ----------    -----------     ----------     ---------     -----------
Balance, September 30, 1996              $  398,028    $ 2,798,569         (4,097)    $ (13,315)    $ 6,621,610
                                         ==========    ===========     ==========     =========     ===========



 The accompanying notes are an integral part of these financial statements.



STATEMENTS OF CASH FLOWS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                     1996            1995            1994
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $ 1,336,374     $   921,560    $  1,001,535
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Extraordinary items                                                 -               -         295,693
      Depreciation, amortization and accretion                      820,672         761,356         932,056
      Treasury stock received as a dividend                               -         (13,315)              -
      (Gain) loss on sales of fixed assets, land held for sale
        and securities                                             (588,659)       (111,693)         (5,755)
      Proceeds from sale of trading securities                      147,993               -               -
      Purchases of trading securities                               (14,825)              -               -
      Loss from disposition of warrants                                   -               -          83,000
      Prepayment premium for extinguished debt                            -               -        (200,000)
      Deferred income taxes                                          36,948         181,700         (67,704)
      Changes in assets and liabilities:
        Accounts and interest receivable                           (404,090)       (711,771)       (632,796)
        Inventories                                                 477,021       1,700,526         912,137
        Other current assets                                        (23,885)        (71,008)        132,818
        Other assets                                                (78,397)       (104,911)       (101,330)
        Accounts payable                                            340,933         (27,592)       (373,638)
        Accrued expenses and accrued wages, salaries and
          bonuses                                                   191,207        (367,457)        203,228
        Income taxes payable                                        324,265        (751,896)        257,642
                                                                -----------     -----------    ------------
          Net cash provided by operating activities               2,565,557       1,405,499       2,436,886

Cash flows from investing activities:
 Purchases of fixed assets                                         (723,308)       (942,808)       (464,770)
 Proceeds from sales of fixed assets and land held for sale         516,162          63,417         257,204
 Advances to officer                                                      -        (125,000)              -
 Proceeds from sales of available-for-sale securities               357,170          64,182               -
 Purchases of available-for-sale securities                               -               -         (12,276)
                                                                -----------     -----------    ------------
          Net cash provided by (used in) investing
           activities                                               150,024        (940,209)       (219,842)

Cash flows from financing activities:
  Proceeds from long-term debt                                      188,615         726,267               -
  Net (payments) proceeds on bank credit agreement               (2,082,930)      1,409,642       3,062,140
  Payments on long-term and subordinated debt                      (814,366)     (2,637,033)     (4,571,702)
  Repurchase of AMCON warrants                                            -               -      (1,000,000)
  Cash acquired from former parent contribution                           -               -             725
                                                                -----------     -----------    ------------
          Net cash used in financing activities                  (2,708,681)       (501,124)     (2,508,837)
                                                                -----------     ------------   ------------
Net increase (decrease) in cash                                       6,900         (35,834)       (291,793)

Cash, beginning of year                                              14,597          50,431         342,224
                                                                -----------     -----------    ------------

Cash, end of year                                               $    21,497     $    14,597    $     50,431
                                                                ===========     ===========    ============

Supplemental cash flow information:
  Cash paid during the year for interest                        $1,199,396      $ 1,543,591    $  1,511,140
  Cash paid during the year for income taxes                       714,696        1,139,620         674,880

Supplemental noncash information:
  Preferred stock issued                                                 -                -       1,000,000
  Cash surrender value of life insurance policy
    transferred from former parent                                       -                -         151,271
  Fixed assets acquired through new debt                                 -                -          46,339
  Land sold on account                                                   -                -          40,000
  Accretion of warrants                                                  -                -         133,312
  Accretion of preferred stock                                      83,333          100,000          16,667
  Unrealized gain on available-for-sale securities, net            163,128          182,400         118,256
  Fixed assets acquired through capital lease                      248,928                -               -

                 The accompanying notes are an integral part
                      of these financial statements.

NOTES TO FINANCIAL STATEMENTS

AMCON Distributing Company

1.     Summary of Significant Accounting Policies:

Company Operations:
AMCON Distributing Company ("the Company") is a leading wholesale distributor of consumer products in the Great Plains and Rocky Mountain Regions. The Company distributes a broad portfolio of consumer products including beverages, candy, cigarettes, groceries and health and beauty care products through its distribution centers located in Colorado, Kansas, Missouri, Nebraska, North Dakota, South Dakota and Wyoming. Prior to February 1994, AMCON Corporation ("AMCON") owned 87.5% of the Company and Cable Car Beverage Corporation owned 12.5% of the Company. On February 25, 1994, AMCON distributed its shares in the Company to its shareholders who, as a result, became shareholders of the Company.

Competition in the distribution industry is intense and profit margins continue to be tight. The Company's operating income is subject to a number of factors which are beyond its control, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes. While the Company sells a diversified product line, it remains dependent on cigarette sales which represent approximately 64% of its revenue. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of smaller distributing companies in similar business lines and further sales of assets that are no longer essential to its primary business activities such as marketable securities, investments and certain real estate.

Accounting Period:
The Company's fiscal year ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 27, 1996, September 29, 1995, and September 30, 1994. Each fiscal year was comprised of 52 weeks except for the year ended September 30, 1994 which was comprised of 53 weeks.

Cash and Accounts Payable:
The Company uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable which were $1,797,734 and $1,349,625 at September 30, 1996 and 1995, respectively, reflect the checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under the credit agreement (see Note 5).


Marketable Securities and Investments:
In 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities," pursuant to which the Company has classified marketable securities and investments as either available-for-sale or trading securities. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized holding gains and losses are reported as a separate component of shareholders' equity, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income. The cumulative effect of adopting SFAS No. 115 increased shareholders' equity at September 30, 1994 by $118,256, net of tax. There was no impact on net income for the year ended September 30, 1994.

Accounts Receivable:
Accounts receivable consist of amounts due to the Company from its normal business activities. The Company's customers are retailers, institutions and other wholesalers located throughout the Great Plains and Rocky Mountain regions. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

Inventories:
Inventories consist of finished products purchased in bulk quantities to be repacked and distributed to the Company's customers. Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

Fixed Assets:
Fixed assets are stated at cost. Major renewals and improvements are capitalized and charged to expense through depreciation charges. Repairs and maintenance are charged to expense as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of depreciable assets. Estimated useful lives are as follows:

                                                          Years
                                                         --------
  Buildings                                              7  -  40
  Warehouse equipment                                    5  -   7
  Furniture, fixtures and leasehold
    improvements                                         5  -  18
  Vehicles                                               5

Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and the resulting gains or losses are reported in the statement of income.

Revenue Recognition:
The Company recognizes revenue when products are shipped. Sales are shown net of returns and discounts.


Income Taxes:
Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of the Company's assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse.

Earnings Per Share:
Earnings per share attributable to common shareholders have been computed using the weighted average number of common and common equivalent shares outstanding. Common stock equivalents include dilutive warrants and options, using the treasury stock method. Earnings used in the calculation are reduced by accretion on preferred stock and warrants (Note 7).

Goodwill:
The Company reviews the carrying value of goodwill at each balance sheet date to assess recoverability based on estimated undiscounted future operating cash flows. Impairments would be recognized in operating results if a permanent diminution in value were to occur based on discounted cash flows.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:
Certain reclassifications have been made to the prior year financial statements to conform to the 1996 presentation.

2.    Fixed Assets, Net:

Fixed assets at September 30, 1996 and 1995 consisted of the following:

                                                1996              1995
                                            -----------       -----------
Land and buildings                          $   130,676       $   700,583
Condominium and furnishings                   1,210,859         1,197,469
Warehouse equipment                           1,727,834         1,779,916
Furniture, fixtures and
 leasehold improvements                       1,335,777         1,318,714
Vehicles                                      1,820,370         1,523,210
                                            -----------       -----------
                                              6,225,516         6,519,892

Less accumulated depreciation                 3,192,259         3,545,524
                                            -----------       -----------
                                            $ 3,033,257       $ 2,974,368
                                            ===========       ===========


3.    Marketable Securities and Investments:

Investments in equity securities at September 30, 1996 and 1995 consisted of the following:
                                                 September 30, 1996
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost         Gain         Value
                                       ---------     ---------    ---------
Marketable securities (trading)        $  69,700     $  78,413    $ 148,113
                                       =========     =========    =========

Investments (available-for sale)       $ 157,119     $ 686,256    $ 843,375
                                       =========     =========    =========

                                                 September 30, 1995
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost         Gain         Value
                                       ---------     ---------    ---------
Marketable securities(trading)         $ 141,976     $  95,950    $ 237,926
                                       =========     =========    =========

Investments (available-for-sale)       $ 232,500     $ 391,500    $ 624,000
                                       =========     =========    =========

The Company realized gains on the sale of available-for-sale investments of $281,789 and $26,882 in 1996 and 1995, respectively. At September 30, 1995, the Company transferred securities with a market value of $237,926 from available-for-sale investments to trading marketable securities and recognized a gain of $95,950 included in the determination of net income for the period. The Company recognized gains of $42,455 on trading securities during 1996. Subsequent to fiscal year end, the Company sold investments available-for-sale realizing a gain of $27,600 and the fair market value of the remaining investments declined to $498,000 at December 13, 1996.

4.    Other Assets:

Other assets at September 30, 1996 and 1995 consisted of the following:

                                                 1996          1995
                                              -----------   -----------
Goodwill (less accumulated amortization
  of $335,794 and $267,413)                   $  985,716    $ 1,054,098
Covenants not to compete (less
  accumulated amortization of $169,041
  and $103,541)                                   65,959        111,459
Cash surrender value of life
  insurance policies                             236,529        178,131
Buildings held for sale                          112,949        139,040
                                              ----------    -----------
                                              $1,401,153    $ 1,482,728
                                              ==========    ===========


Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 5 to 25 years. Amortization expense was $68,381, $68,299, and $64,206 for the years ended September 30, 1996, 1995, and 1994, respectively.

The covenants not to compete are amortized using the straight-line method over 2-5 year terms of the related agreements. Amortization expense was $65,500, $53,000 and $46,500 for the years ended September 30, 1996, 1995 and
1994, respectively

5.    Long-term Obligations:

Long-term obligations at September 30, 1996 and 1995 consisted of the following:

                                                     1996            1995
                                                  -----------    ------------
Credit agreement with a bank,
 interest payable monthly at the
 bank's base rate (8.25% at
 September 30, 1996) plus 0.5%;
 principal due January 1998                       $ 9,361,570    $ 11,444,500

Nonrevolving line of credit,
 interest payable monthly at the
 bank's base rate (8.25% at
 September 30, 1996);
 principal due in monthly
 installments through January 2001
 collateralized by delivery vehicles                  637,320        640,585

Promissory note, interest payable
 quarterly at 8%;  principal due in
 quarterly installments through
 February 1997                                         16,422         47,378

Obligations under capital lease, payable
 in monthly installments at 9.5% through
 April 2001 (Note 12)                                 228,967              -

Other                                                     881         17,628
                                                  -----------    -----------
                                                   10,245,160      2,150,091
Less current portion                                  293,665        207,994
                                                  -----------    -----------
                                                  $ 9,951,495    $11,942,097
                                                  ===========    ===========


Under the terms of the credit agreement, all of the Company's assets have been pledged as collateral to the lenders. The credit agreement allows for borrowings of up to $15,000,000 with an option to borrow an additional $3,000,000 for a 90-day period twice a year. The agreement bears interest at the bank's base rate plus 0.5%. At September 30, 1996 and 1995, the unused portion of the credit agreement was $5,638,430 and $3,555,500, respectively. The Company is required to pay a commitment fee of 0.5% of the unused amount of the $15,000,000 commitment.

The credit agreement contain covenants which, among other things, (i)restrict capital expenditures to $1,250,000, (ii) restrict the incurrence of debt,
(iii) restrict payments, prepayments, and repurchases of subordinated debt or capital stock, (iv) restrict mergers and acquisitions and changes of business or conduct of business, and (v) require the maintenance of certain financial ratios and net income levels including an average annual fixed charge ratio of 1.1 to 1.0, an average annual interest coverage ratio of 1.5 to 1.0, a debt to equity ratio of 4.0 to 1.0 and minimum annual net income of $1,000,000. In addition, the Company must receive consent from the lender prior to the declaration or payment of any dividends. At September 30, 1996, the Company was in compliance with all covenants described above.

The credit agreement was amended effective December 1, 1996. The amendment decreased the interest rate to the bank's base rate and reduced the borrowings limit to $10,000,000 with an option to borrow an additional $3,000,000 for a 90-day period twice a year. The amendment also reduced the commitment fee to 0.25% of the unused amount of the $10,000,000 commitment.

The above long-term obligations, excluding obligations under capital lease, have the maturities as follows:

Year ending September 30
------------------------

          1997                      $    293,665
          1998                         9,595,747
          1999                           194,908
          2000                           128,706
          2001                            32,134
                                    ------------
                                    $ 10,245,160
                                    ============

Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 1996.



6.    Subordinated Debt:

Subordinated debt at September 30, 1996 and 1995 consisted of the following:

                                                  1996              1995
                                            ------------      ------------


Senior subordinated note, interest
  payable monthly at 14% per
  annum; principal payment of
  $400,000 due November 1995;
  collateralized by a junior lien on
  all of the Company's assets.                $         -      $    400,000

Junior subordinated note payable
  to AMCON, interest payable
  monthly at prime (prime at
  September 30, 1995 was 8.75%)
  plus 3%; principal due in monthly
  installments of $10,000 including
  interest through February 1997.                       -      $    154,822
                                             ------------      ------------
                                                        -           554,822
    Less current portion                                -           506,932
                                             ------------      ------------
                                             $          -      $     47,890
                                             ============      ============

The senior subordinated note was restructured in July 1994 (see Note 7). Prior to the restructuring, there was an unamortized discount of $86,908 which was written off in 1994. Also in 1994, $205,913 of debt issue costs related to a senior secured note and the senior subordinated note were written off. The prepayment premium and the related unamortized costs are included in the income statement as an extraordinary item due to extinguishing the related debt.

The junior subordinated note payable to AMCON related to an obligation of AMCON which was incurred to purchase a partial interest in a condominium. The related interest in the condominium was subsequently transferred to the Company at book value, subject to this note. The terms of the subordinated note were identical to the terms of the AMCON obligation to a third party creditor. The note was repaid in full in April 1996.

7.    Preferred Stock and Warrants:

In June 1994, the Company issued 250,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock (the "Preferred Stock") to the holder of the senior subordinated note as described in Note 6 ("the Note") in connection with the July 1994 restructuring of the Note and the repurchase of certain warrants by the Company that had entitled the holder to purchase common stock of the Company. The warrants were purchased in exchange for a cash payment of $1,000,000 and issuance of 250,000 shares of the Company's


Preferred Stock valued at $1,000,000. The warrants were accreted to the repurchase price of $2,000,000. The Company also agreed to pay the holder a prepayment premium of $200,000 to allow acceleration of the remaining balance of the Note to be repaid in semi-annual installments of $1,200,000 with the balance due November 1, 1995.

Dividends related to the preferred stock will begin to accrue on February 4, 1997, at an annual rate of $.576 per share and will be payable as and when declared by the Board of Directors. The Company may redeem the Preferred Stock at any time after April 1, 1996 at a price of $4.80 per share or $1,200,000. Preferred Stock was being accreted to the redemption price in lieu of cash dividends. The Preferred Stock is convertible by the holders thereof into 250,000 shares of fully paid and nonassessable common stock of the Company, subject to certain anti-dilution adjustments.

The Company issued a certain shareholder warrants to purchase shares of the Company's common stock equal to 2.5% of the total issued and outstanding shares on the date of the grant at an exercise price equal to the per share book value of the Company on the exercise date. The warrants expired on May 28, 1996.

8.    Other (Income) Expense:

Other (income) expense consisted of the following for the years ended September 30, 1996, 1995 and 1994:

                                       1996            1995            1994
                                 ----------      -----------     -----------

Dividends                        $  (8,658)      $  (31,321)     $  (18,590)
Rent income                        (12,462)         (15,886)         (8,294)
Gain on sale of
  distribution rights                    -          (35,000)              -
Gain on marketable
  securities and
  investments                     (324,244)        (122,832)              -
Loss (gain) from
  disposition of fixed
  assets                          (264,516)          11,140         (10,578)
Other                              (86,948)         (34,644)         (9,508)
Loss on cancellation
  of warrants                            -                -          83,000
                                 ---------      -----------     -----------
                                 $(696,828)     $  (228,543)    $    36,030
                                 =========      ===========     ===========


9.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended September 30, 1996, 1995 and 1994 consisted of the following:

                                   1996            1995            1994
                                ----------      ----------      ----------
Current:
 Federal                        $  865,764      $  385,077      $  783,116
 State                              65,003          47,596         149,406
                                ----------      ----------      ----------
                                   930,767         432,673         932,522
                                ----------      ----------      ----------
Deferred:
  Federal                           34,215         161,712         (57,003)
  State                              2,737          19,988         (10,701)
                                ----------      ----------      ----------
                                    36,952         181,700         (67,704)
                                ----------      ----------      ----------
Provision for income
  taxes on income
  before extraordinary
  item                             967,719         614,373         864,818

Tax benefit of
  extraordinary
  items                                  -               -        (197,128)
                                ----------      ----------      ----------
                                $  967,719      $  614,373      $  667,690
                                ==========      ==========      ==========


The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before extraordinary items is as follows for the fiscal years ended September 30, 1996, 1995 and 1994:

                                   1996            1995            1994
                                ----------      ----------      ----------
Tax at statutory rate           $  783,392      $  522,217      $  735,096
Amortization of
   goodwill                         21,300          22,692          25,682
Nondeductible business
  expenses                          17,504          17,040          16,655
State income taxes, net of
  federal tax benefit               67,740          43,254          91,545
Other                               77,783           9,170          (4,160)
                                ----------      ----------      ----------
                                $  967,719      $  614,373      $  864,818
                                ==========      ==========      ==========


Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at September 30, 1996 and 1995 relate to the following:


                                                     1996             1995
                                                ------------      -----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $     71,939      $    64,974
    Accrued vacation                                  32,330           30,630
    Net operating loss carryforwards                  36,640           36,640
    Capital loss carryforwards                             -           20,562
    Inventory                                         27,138                -
                                                ------------      -----------
                                                     168,047          152,806
  Noncurrent:
    Net operating loss carryforwards                 182,759          219,047
                                                ------------      -----------
            Total deferred tax assets           $    350,806      $   371,853
                                                ============      ===========

Deferred tax liabilities:
  Current:
    Unrealized gains on marketable
       securities                               $     12,649      $    35,156
    Excess book over tax trade discounts              80,189           83,904
                                                ------------      -----------
                                                      92,838          119,060
                                                ------------      -----------
  Noncurrent:
    Excess tax over book depreciation                161,923          119,245
    Unrealized gains on investments
     available-for-sale                              288,227          156,600
    Other                                              9,165            9,719
                                                ------------      -----------
                                                     459,315          285,564
                                                ------------      -----------
          Total deferred tax liabilities        $    552,153      $   404,624
                                                ============      ===========

Net deferred tax assets (liabilities):
  Current                                       $     75,209      $    33,746
  Noncurrent                                        (276,556)         (66,517)
                                                ------------      -----------
                                                $   (201,347)     $   (32,771)
                                                ============      ===========


The Company did not record any valuation allowances against deferred tax assets at September 30, 1996 or 1995. The net operating loss was acquired in connection with the acquisition of Sheya Brothers in 1993. The utilization of the net operating loss of $598,000 at September 30, 1996 is limited (by IRS Code Section 382) to approximately $100,000 per year through 2002.


10.    Profit Sharing Plan:

The Company has a profit sharing plan covering substantially all full-time employees. The Company makes contributions of not less than 1% of qualified employees' gross wages. Employees may also make additional voluntary contributions of which the first 6% contributed is matched 50% by the Company.

The Company contributed 196,552, $181,343, and $147,587, (net of employee forfeitures) to the profit sharing plan during the years ended September 30, 1996, 1995, and 1994, respectively.

11.    Related Party Transactions:

In 1995, the Company made an advance of $125,000 to an officer of the Company. This advance was recorded as a note receivable, bearing interest at 7.5% and was due September 30, 1996. The interest rate on the note was retroactively amended during the year to 9.0%. The balance of the note receivable, plus accrued interest was $144,695 at September 30, 1996. Subsequent to September 30, 1996, the terms of the note were amended to require installments of $25,000 in January 1997, $50,000 in June 1997 and the balance in September 1997. Based on discounted cash flows using current estimated market rates of similar arrangements, the fair value of the note approximates carrying value at September 30, 1996.

The Company was charged $60,000 by AMCON for each of the years ended September 30, 1996, 1995 and 1994, as consideration for office rent and management services, which is included in selling, general and administrative expenses.

The remaining interest in a condominium and furnishings and related mortgage loan, was transferred from AMCON to the Company in 1992, as partial settlement of intercompany balances. The condominium is used by the Company in furtherance of its business strategies. Under a profit sharing agreement with AMCON, the greater of $400,000 of the net gain or one-half of the net gain from the ultimate sale of the real estate will be allocated to AMCON. The Company estimates the amount of gain payable to AMCON had the real estate sold on September 30, 1996 would have been $450,000.

12.    Commitments:

The Company leases certain office equipment under a capital lease. The carrying value of these assets was $224,035 as of September 30, 1996, net of accumulated amortization of $24,893.


The Company leases various office and warehouse facilities and equipment under noncancelable operating leases. Rent charged to expense during the years ended September 30, 1996, 1995 and 1994 under such lease agreements was $731,944, $892,202, and $803,860, respectively. As of September 30, 1996, minimum future lease commitments are as follows:

     Year ending September 30
                                                   Capital          Operating
                                                    Lease             Lease
                                                ------------      ------------

      1997                                      $   62,735        $   719,828
      1998                                          62,735            479,199
      1999                                          62,735            331,494
      2000                                          62,735            252,502
      2001                                          31,369            229,062
      Thereafter                                         -            224,450
                                                ----------        ------------
      Total minimum lease payments                 282,309        $ 2,236,535
      Less amount representing interest             53,342        ============
                                                ----------
      Present value of net minimum
        lease payments                          $  228,967
                                                ==========

Minimum payments will be reduced by minimum sublease rentals totaling $107,532 due in the future under noncancellable subleases.

13.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan"). The maximum number of shares of common stock which may be issued pursuant to options is 300,000. On September 27, 1996, options to purchase 22,000 shares of common stock were issued to management employees at an exercise price of $1.63. All of the options were fully vested and exercisable at September 27, 1996 and expire ten years after the grant date.

In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans and transactions in which goods or services are the consideration received for the issuance of equity instruments. This statement requires that an employer's financial statements include certain disclosures about stock-based employee compensation regardless of the method used to account for them. Adoption is required for fiscal years, beginning after December 15, 1995, the Company's fiscal 1997, or earlier. The Company expects to continue its accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."


14.  Subsequent Events

On October 4, 1996, the Company sold all beverage products and inventory manufactured or supplied by Stroh Brewing Company (successor in interest to G. Heileman Brewing Company) and Minnesota Brewing Company (together the "Suppliers"), the distributorship agreements with the Suppliers, accounts receivable and certain equipment for a purchase price of $2.4 million, subject to post-closing adjustments as defined in the Asset Purchase Agreement. The gain associated with disposition of the assets was approximately $580,000, net of tax. The Company then closed the Denver distribution facility and subleased the facility to the tenant who occupies the other one-half of the building.

On November 18, 1996, the Company purchased the plant and equipment, inventory, trademarks and franchises of a water bottling company. The Company moved the plant and equipment to one of its existing distribution facilities and will begin bottling water for sale to its customers and other wholesale distributors in the second quarter of fiscal 1997. The cost of the water bottling assets plus moving and installation charges is expected to be approximately $500,000.

On December 23, 1996, the Company redeemed all 250,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock at a price of $4.80 per share or $1,200,000. The Company redeemed the Preferred Stock in order to avoid the future payment of the 12% cumulative dividend associated with Preferred Stock. The redemption was financed through the Facility.


DIRECTORS AND CORPORATE OFFICERS


DIRECTORS

William F. Wright /1/
Chairman and Chief Corporate Officer

Kathleen M. Evans
President and Chief Executive Officer

J. Tony Howard
Secretary and
President of Nebraska Distributing Company

Allen D. Petersen /1/ /2/
Chairman and Chief Executive Officer of
American Tool Companies, Inc.

William R. Hoppner /1/ /2/
Consultant


/1/ Audit Committee
/2/ Compensation Committee





CORPORATE OFFICERS

William F. Wright
Chairman and Chief Corporate Officer

Kathleen M. Evans
President and Chief Executive Officer

J. Tony Howard
Secretary

Michael D. James
Treasurer and Chief Financial Officer

Chris M. Pudenz
Asst. Secretary and Controller



AMCON DISTRIBUTING COMPANY


CORPORATE HEADQUARTERS
AMCON Distributing Company
10228 L Street
Omaha, Nebraska  68127
(402) 331-3727


TRANSFER AGENT
First National Bank of Omaha
One First National Center
Omaha, Nebraska  68102-1596


CORPORATE COUNSEL
Kutak Rock
1650 Farnam Street
Omaha, Nebraska  68102


INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
1299 Landmark Center
Omaha, Nebraska  68108


ANNUAL STOCKHOLDERS' MEETING
Wednesday, March 12, 1997
9:00 a.m.
Sheraton Inn Omhaa
Omaha, Nebraska  68137


ADDITIONAL INFORMATION
The Form 10-K Annual Report to the Securities and
Exchange Commission provides certain additional information and is available upon request to Michael D. James, Treasurer and Chief Financial
Officer of the Company.


STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the NASDAQ SmallCap Market. The symbol for the Common Stock is "DIST".


WEB SITE
http://www.amcon-dist.com


REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of AMCON Distributing Company:

Our report on the financial statements of AMCON Distributing Company is included in this Form 10-K. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in Item 14 for the years ended September 30, 1994, 1995 and 1996.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



COOPERS & LYBRAND L.L.P.
Omaha, Nebraska
December 1, 1996


                                      S-1



                              AMCON Distributing Company
                             Financial Statement Schedule


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
-----------------------------------------------

                                                                         Net
                                                                       Amounts
                           Balance at          Provision            (Written Off)         Balance at
   Description         Beginning of Period     (Benefit)    Other     Recovered          End of Period
------------------    ---------------------    ---------    -----   -------------    -----------------------
Allowance for
 doubtful accounts    Oct 1, 1993  $190,096     $424,455      -      $(437,507)      Sep. 30, 1994  $177,044
                      Oct 1, 1994   177,044      (32,775)     -         33,062       Sep. 30, 1995   177,331
                      Oct 1, 1995   177,331        3,836      -         14,794       Sep. 30, 1996   195,961

                                                  S-2