Form 10-K, Exhibit 13
period 1997-09-30
AMCON DISTRIBUTING CO
filed 1997-12-23
CIK 928465

EXHIBIT 13.1

                         Annual Report to Stockholders
                            for the Fiscal Year Ended
                               September 30, 1997



TO OUR SHAREHOLDERS:

Fiscal 1997 was another year of records for AMCON -- record sales and record earnings. It was also a year in which your Company continued to demonstrate its commitment to becoming one of America's premier full-line distributors of consumer convenience products. Although we remain disappointed in the financial market's perception of the valuation of the Company, we believe that will change.

FINANCIAL REVIEW

The new sales record of $179.0 million was achieved despite the sale of our Denver operation early in the fiscal year. Although much of our increase in earnings was also attributable to that sale, it is noteworthy that core earnings were steady despite the ongoing decline in sales and gross margins in our private label tobacco products. Operating efficiencies improved during the year as did inventory turnover rates, reflecting management's ongoing program to enhance productivity throughout the Company's facilities.

STRATEGIES

We have recently made two acquisitions which we expect will add significantly to our results in fiscal 1998 and beyond. First, in October 1997, we acquired the assets of Marcus Distributors, Inc., based in St. Louis, Missouri. This acquisition expands the Company's geographic territory and adds efficiencies to our existing Springfield, Missouri warehouse. We continue to look for other acquisition opportunities in our traditional distribution business.

Second, in November 1997, we acquired all of the capital stock of Food For Health Company, Inc. (FFH), a Phoenix, Arizona-based distributor of health foods and related products throughout much of the Western United States. This acquisition represents our entry into a new product category, one that is growing rapidly as more and more consumers become health-conscious. We are very pleased with the quality and commitment of the people associated with FFH. Jerry Fleming, a highly-regarded veteran of the health food distribution industry and Chief Executive Officer of FFH, was recently added to the Company's Board of Directors, replacing William Hoppner who resigned to pursue political office.

THE FUTURE

In conjunction with the FFH acquisition, we are presently in the process of restructuring the Company by placing our traditional distribution business into a newly-formed subsidiary. When the restructuring is complete, the Company will be, in essence, a holding company with two operating subsidiaries, one focusing on the traditional product categories , and one focusing on health-related products. At the same time, we will be making some other changes as well, including the reallocation of responsibilities within our management team and a possible change in the Company's name to reflect the new structure. Although change is never easy, we firmly believe that these moves will best position your Company strategically to grow both the traditional distribution business and the health food business, while at the same time allowing us to realize synergies as and when they become apparent.

If we sound excited about our future, its because we are. In addition to thanking you, our shareholders, for you continuing support, we want to express our thanks and appreciation to the hundreds of employees at every level of our operation. As always, dedicated people are our greatest asset.



William F. Wright                    Kathleen M. Evans
Chairman                             President

SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from the Company's audited financial statements. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Financial Statements and Notes thereto included in this Annual Report.

                  (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,              1997          1996          1995          1994          1993
------------------------------------------------------------------------------------------------------------
Sales...................................  $ 178,991     $ 176,145     $ 169,790     $ 170,143     $ 150,514

Cost of sales...........................    159,435       155,885       149,756       147,533       130,727
                                          ---------     ---------     ---------     ---------     ---------
Gross profit............................     19,556        20,260        20,034        22,610        19,787

Operating expense.......................     16,753        17,504        17,183        18,859        15,678
                                          ---------     ---------     ---------     ---------     ---------

Income from operations..................      2,803         2,756         2,851         3,751         4,109

Interest expense........................        867         1,149         1,543         1,553         1,770

Other (income) expense, net.............     (1,353)         (697)         (228)           36           136
                                          ---------     ---------     ---------     ---------     ---------
Income before income taxes,
  extraordinary item....................      3,289         2,304         1,536         2,162         2,203

Income before extraordinary  item.......      1,941         1,336           922         1,297         1,322

Extraordinary item......................          -             -             -          (295)/1/         -
                                          ---------     ---------     ---------     ---------     ---------

Net income..............................      1,941         1,336           922         1,002         1,322

Accretion of warrants /2/...............          -             -             -          (133)         (814)

Accretion of preferred stock /3/ .......          -           (83)         (100)          (17)            -
                                          ---------     ---------     ---------     ---------     ---------

Net income attributable to
  common shareholders ..................  $   1,941     $   1,253     $     822     $     852     $     508
                                          =========     =========     =========     =========     =========

Net income per common and
  common equivalent share
  attributable to common
  shareholders:
    Income before extraordinary
      item (net of accretion)...........  $    0.79     $    0.51     $    0.33     $    0.46     $    0.22

    Extraordinary item..................  $       -     $       -     $       -     $   (0.12)    $       -
                                          ---------     ---------     ---------     ---------     ---------

    Net income..........................  $    0.79     $    0.51     $    0.33     $    0.34     $    0.22
                                          =========     =========     =========     =========     =========

Weighted average shares
  outstanding..........................   2,452,927     2,445,903     2,478,047     2,491,996     2,260,573

                                  (Dollars in thousands)
------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,               1997          1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------
Working capital  .......................  $  11,158     $  11,572    $  12,098    $  10,971    $  12,130

Total assets............................     23,497        23,026       22,919       23,476       24,524

Long-term obligations and subordinated
 debt /4/...............................      9,123        10,245       12,705       13,206       14,525

Shareholders' equity....................      7,208 /7/     6,621        5,122        4,097 /5/    1,959 /6/

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

     /3/ Preferred stock was issued in partial payment for repurchase of warrants described in footnote 2 above and was valued at $1,000,000. The Company had the right to redeem the preferred stock at any time after April1, 1996 for $1,200,000. The preferred stock accreted to the redemption price in lieu of cash dividends and was redeemed in December 1996.

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

     /7/ Reflects redemption of preferred stock described in footnote 3 above for $1,200,000 in December 1996.

MARKET FOR COMMON STOCK

The Company's Common Stock trades on the NASDAQ SmallCap Market under the symbol "DIST". The following table reflects the range of the high and low prices per share of the Company's Common Stock reported by NASDAQ for the years ended September 30, 1997 and 1996. These quotations represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent market transactions. As of December 12, 1997, the Company had approximately 1,000 holders of record of its shares and the Company believes that approximately 2,200 additional persons hold shares beneficially.

                                                     COMMON STOCK
                                                 ---------------------
                                                  HIGH           LOW
                                                 ------         ------
Year ended September 30, 1997:
    4th Quarter                                  $ 3.38         $ 1.50
    3rd Quarter                                    2.28           1.50
    2nd Quarter                                    2.75           1.75
    1st Quarter                                    2.75           1.50

Year ended September 30, 1996:
    4th Quarter                                  $ 2.50         $ 1.50
    3rd Quarter                                    2.63           1.88
    2nd Quarter                                    3.13           1.75
    1st Quarter                                    3.00           2.25

The Company has never declared or paid a cash dividend on its Common Stock and does not anticipate a change in this policy in the foreseeable future. The Board of Directors currently intends to retain earnings to finance acquisitions of other distributing companies, development of new products, expansion of markets and for other corporate purposes.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Income Statement as a percentage of sales for the fiscal years ended September 30, 1997, 1996, and 1995:

                                                     Fiscal Year Ended September 30,
                                                  ------------------------------------

                                                    1997          1996          1995
                                                  --------      --------      --------
Sales..........................................     100.0%        100.0%        100.0%

Cost of sales..................................      89.1          88.5          88.2
                                                  -------      --------      --------

Gross profit...................................      10.9          11.5          11.8

Selling, general and administrative expense....       8.9           9.5           9.7

Depreciation and amortization..................       0.5           0.4           0.4
                                                 --------      --------      --------

Income from operations.........................       1.5           1.6           1.7

Interest expense...............................       0.5           0.7           0.9

Other (income) expense, net....................      (0.8)         (0.4)         (0.1)
                                                 --------      --------      --------

Income before income taxes.....................       1.8           1.3           0.9

Income tax expense.............................       0.7           0.5           0.4
                                                 --------      --------      --------

Net income.....................................       1.1           0.8           0.5

Accretion of warrants/
     preferred stock...........................       0.0          (0.1)          0.0
                                                 --------      --------      --------

Net income attributable to
     common shareholders.......................       1.1%          0.7%          0.5%
                                                 ========      ========      ========

YEAR ENDED SEPTEMBER 30, 1997 VERSUS YEAR ENDED SEPTEMBER 30, 1996. Sales for the year ended September 30, 1997 increased 1.6% to $179.0 million, compared to $176.1 million for the year ended September 30, 1996. Beer and beverage sales related to the Denver facility decreased $6.3 million during the year ended September 30, 1997 as compared to the prior year as a result of disposing of the operation in October 1996. Sales from the core distribution business increased by $9.1 million for the year ended September 30, 1997 compared to the prior year as follows: Cigarette sales increased $5.1 million primarily due to price increases from manufacturers over the prior year. Food service sales increased $841,000 due to increased sales related to the Company's branded food program. Tobacco sales increased $1.4 million, candy sales increased $719,000 and all other product sales increased $1.0 million due to increase in demand for such products from the customer base.

Gross profit decreased 3.5% to $19.6 million for the year ended September 30, 1997 from $20.3 million in fiscal 1996. Gross profit as a percent of sales declined to 10.9% for the year ended September 30, 1997 compared to 11.5% for the prior fiscal year. The decrease in the Company's gross profit margin was primarily due to the sale of the Denver beer distributorship which accounted for a $1.3 million reduction in gross profit and a $771,000 or 14.8% reduction in purchase discounts from manufacturers on the Company's private label cigarettes. These reductions in gross profit were offset by a $1.4 million increase in gross profit from the increased sales of cigarette, tobacco, candy and other products.

Sales of the Company's private label cigarettes have continued to decline since 1993 when cigarette manufacturers substantially reduced the price of premium brand cigarettes. Although price increases in cigarettes over the past two years have had a positive impact on gross profit from premium cigarettes, sales in the private label category have not shown improvement and continue to decline. The volume of private label cigarettes declined by 22% during fiscal 1997. Management anticipates that the volume of private label cigarettes could continue to decline by as much as 20% to 30%. If such a decline is realized, gross profit from private label cigarette sales could decrease annually by $200,000 to $400,000 in fiscal 1998 and 1999.

Total operating expense decreased 4.3% to $16.8 million from $17.5 million during fiscal 1996. The decrease was primarily due to the sale of the Denver beer distributorship and the subsequent closing of the Denver facility which accounted for a reduction in operating expenses of $1.6 million. This reduction was offset by an increase of $848,000 in operating expense by the other distribution centers which was incurred to support the increase in sales. As a percentage of sales, total operating expense declined to 9.4% for the year ended September 30, 1997 compared to 9.9% for fiscal 1996.

As a result of the above, income from operations for the fiscal year ended September 30, 1997 increased 1.7% to $2.8 million.

Interest expense for the fiscal year ended September 30, 1997 decreased 24.5%, or $282,000, compared to fiscal 1996. The decrease was primarily due to a $3.1 million reduction in the average amount borrowed under the Company's revolving credit facility with a bank (the "Facility") during the fiscal year ended September 30, 1997, as compared to fiscal 1996. Notwithstanding the $499,000 borrowed to finance the purchase and installation of the water bottling assets from November 1996 through January 1997 and the $1.2 million borrowed to finance the purchase of the Company's outstanding preferred stock in December

1996, the Company was able to reduce average borrowings under the Facility as a result of the cash generated from the sale of the Denver beer distributorship during the first quarter of fiscal 1997 and the sale of a building in the fourth quarter of fiscal 1996.

Other income for the year ended September 30, 1997 was generated primarily by the gain associated with the sale of the Denver beer distributorship of $1.1 million.

As a result of the above factors, net income attributable to common shareholders for the fiscal year ended September 30, 1997 was $1,940,534 compared to net income of $1,253,041 for fiscal 1996.

Competition in the distribution industry is intense and profit margins continue to be tight. The Company's operating income is subject to a number of factors which are beyond its control, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes. While the Company sells a diversified product line, it remains dependent on cigarette sales which represent approximately 66% of its revenue. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of smaller distributing companies in similar business lines and further sales of assets that are no longer essential to its primary business activities such as marketable securities, investments and certain real estate. An analysis of such assets held at September 30, 1997 and 1996 is as follows:

                                                 ESTIMATE OF GAIN
                                   -----------------------------------------
DESCRIPTION OF ASSET               September 30, 1997     September 30, 1996
--------------------               ------------------     ------------------
Investments (available for sale)        $ 409,500               $ 686,200
Condominium & furnishings                 480,000                 450,000

Investments consisted of 83,000 and 86,500 shares of Cayman Water Company Limited (CWC) at September 30, 1997 and 1996, respectively, a public company which is listed on NASDAQ. The Company's basis in the securities was $151,000 and $157,000, and the fair market value of the securities was $560,000 and $843,000 on September 30, 1997 and September 30, 1996, respectively. During the fiscal year ended September 30, 1997, the Company sold 3,500 shares of CWC and recognized a gain of approximately $27,600.

The condominium and furnishings consist of a condominium in the Cayman Islands which is used in the furtherance of the Company's business marketing strategies. Under a profit sharing agreement with AMCON, the greater of $400,000 of the net gain or one-half of the net gain from the ultimate sale of the real estate will be allocated to AMCON. The Company estimates the amount of gain payable to AMCON had the real estate sold on September 30, 1997 would have been $480,000. The costs and benefits associated with retaining the condominium are being evaluated in relation to the current business strategies of the Company.

The Company relies heavily on technology to operate in an efficient manner. As the millennium approaches, the Company is preparing all of its computer systems to be Year 2000 compliant. A taskforce has been assembled to review all systems to ensure that they do not malfunction as a result of the Year 2000. In this process, the Company expects to both replace some systems and upgrade others. The current cost of this effort is still being evaluated.

While this is a substantial effort, it will give the Company the benefit of new technology and further improve the efficiency of the operational and office systems.

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

Gross profit increased 1.1% to $20.3 million for the year ended September 30, 1996 from $20.0 million in fiscal 1995. The increase in the Company's gross profit was primarily due to the 3.7% increase in sales. The increase in sales effected an increase in premium and generic cigarette gross profit of $611,000, confectionery gross profit of $472,000 and beer gross profit of $270,000. Gross profit as a percentage of sales declined to 11.5% in fiscal 1996 compared to 11.8% in fiscal 1995 primarily due to the decline in the Company's private label cigarette business. Gross profit from sales of the Company's private label cigarettes declined $1.2 million or 19.9% due to the heightened competition in the generic and private label cigarette markets.
The Company believes that there will be a continued demand for the Company's private label cigarettes and that its cigarettes have established brand loyalty among consumers, however, it is anticipated that the volume of private label cigarette sales could decline by as much as 10% to 20% in fiscal 1997. The continued downsizing of the Denver facility caused a $520,000 decrease in nonalcoholic beverages profit margin. Gross profit, from other products including beer, health and beauty care, store supplies, tobacco and food-service, increased $618,000 on improved gross profit margin percentages.

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


LIQUIDITY AND CAPITAL RESOURCES

The Company makes capital expenditures primarily for additional equipment for its distribution facilities including computers, delivery vehicles and other equipment. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operations equaled approximately $1,120,000 and $2,566,000 for the fiscal years ended September 30, 1997 and 1996, respectively. Capital expenditures during those periods equaled approximately $892,000 and $723,000, respectively. The remaining cash provided by operations was applied to debt service. The Company anticipates that capital expenditures during fiscal 1998 will be approximately $1,900,000 and will be used for construction of an addition to the Bismarck, ND distribution facility and for the purposes stated above.

The Company had working capital of approximately $11.1 million as of September 30, 1997. The Company's ratio of debt to equity was 2.26 at September 30, 1997 compared to 2.48 at September 30, 1996.

The Company has a revolving credit facility (the "Facility") with a bank allowing the Company to borrow up to $10 million at any time with the option to borrow up to an additional $3 million for a period of 90 days. The Company may exercise this option up to twice per year. Advances made under the Facility are limited to a "borrowing base" determined by various percentages of eligible accounts receivable and inventories. As of September 30, 1997, the Company had borrowed approximately $8.1 million under the Facility. The Facility is collateralized by all equipment, general intangibles, inventories and receivables of the Company, except as noted below, along with first mortgages on the Company's distribution centers and other real estate. The Facility expires on January 31, 1998.

The Facility was amended effective October 10, 1997 in order to provide financing to support the operation of a new distribution facility in St. Louis, Missouri (See Note 13). The amendment increased the borrowing limit to $15,000,000 with an option to borrow an additional $3,000,000 for a 90-day period twice a year. The amendment also provided for an additional $10 million facility which expires in April 1998 and is collateralized by specific inventory. In addition, the credit agreement was extended to expire January 2000.

The Facility contains covenants which, among other things, set forth certain financial ratios and net income requirements which adjust semiannually or annually as specified in the Facility. For fiscal 1998 and 1997, the Facility includes covenants that (i) restrict capital expenditures to $1,250,000 during the year, except for expenditures related to the construction of the addition to the Bismarck, ND distribution facility, (ii) restrict the incurrence of debt, (iii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net income levels including an average annual fixed charge ratio of 1.1 to 1.0 (1.15 to 1.0 from February 1, 1998 through January 31, 1999), an average annual interest coverage ratio of 1.5 to 1.0, a debt to equity ratio of 4.0 to 1.0 and minimum annual net income of $1,000,000. In addition, the Company may not pay dividends with respect to its Common Stock without the consent of the lender of the Facility. As of September 30, 1997 the Company was in compliance with all covenants under the Facility.



In October 1994, the Company negotiated a $500,000 non-revolving line of credit, bearing interest at the bank's base rate, to finance the purchase of delivery vehicles. In July 1995, the line of credit was increased to $1,250,000. The bank's base rate at September 30, 1997 was 8.50%. The non-revolving line of credit was amended effective December 1, 1996 to change the interest rate from the bank's base rate to two hundred basis points above the five-year U.S. Treasury Note rate on the date of each advance. As the Company takes advances, a note is drawn and is payable in monthly installments from 36 to 60 months.

Advances against the line were approximately $811,000 at September 30, 1997. The line of credit is collateralized by a first lien on the delivery vehicles purchased with the loan proceeds.

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

As of September 30, 1997, the Company had additional outstanding long-term indebtedness of approximately $190,000 consisting of a capital lease for computer equipment, the current portion of which equaled approximately $47,000. The interest rate on the note relating to such indebtedness is 9.5% per annum.

On November 10, 1997, the Company purchased all of the outstanding stock of Food For Health Company, Inc. ("FFH"), a distributor of health and natural foods based in Phoenix, AZ, for $4.4 million in cash. The acquisition was funded by a $4.5 million five year term loan from a bank. The loan bears interest at LIBOR plus 1.75% and requires monthly payments of $75,000 plus accrued interest. The loan is collateralized by the common stock of FFH.

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

December 1, 1997




REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of AMCON Distributing Company:

We have audited the accompanying balance sheets of AMCON Distributing Company as of September 30, 1997 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMCON Distributing Company as of September 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.
Omaha, Nebraska
December 1, 1997




BALANCE SHEETS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
September 30,                                                              1997                   1996
------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                              $      26,973         $      21,497
  Marketable securities                                                   127,786               148,113
  Accounts receivable, less allowance for
   doubtful accounts of $206,249 and $195,961                          10,788,979            10,344,002
  Note and interest receivable from officer                               130,795               144,695
  Inventories                                                           7,183,245             6,849,515
  Deferred income taxes                                                   119,017                75,209
  Other                                                                    84,616               164,777
                                                                    -------------         -------------
             Total current assets                                      18,461,411            17,747,808

Fixed assets, net                                                       3,608,891             3,033,257
Investments                                                               560,250               843,375
Other assets                                                              866,749             1,401,153
                                                                    -------------         -------------
                                                                    $  23,497,301         $  23,025,593
                                                                    =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                  $   4,764,816         $   4,102,868
  Accrued expenses                                                        906,282               675,958
  Accrued wages, salaries and bonuses                                     719,962               459,873
  Income taxes payable                                                    579,802               643,568
  Current portion of long-term debt                                       332,338               293,665
                                                                    -------------         -------------
          Total current liabilities                                     7,303,200             6,175,932
                                                                    -------------         -------------

Deferred income taxes                                                     195,458               276,556
Long-term debt, less current portion                                    8,790,524             9,951,495
Commitments (Note 12)

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none and 250,000 shares outstanding
    as of September 30, 1997 and 1996, respectively                             -                 2,500
  Common stock, $.01 par value, 5,000,000 shares
    authorized, 2,450,000 shares issued                                    24,500                24,500
  Additional paid-in capital                                            2,213,828             3,411,328
  Unrealized gain on investments available-for-sale,
     net of $171,985 and $288,227 tax                                     237,503               398,028
  Retained earnings                                                     4,732,603             2,798,569
                                                                    -------------         -------------
                                                                        7,208,434             6,634,925

  Less treasury stock, 97 shares and 4,097 shares,
    respectively, at cost                                                    (315)              (13,315)
                                                                    -------------         -------------
          Total shareholders' equity                                    7,208,119             6,621,610
                                                                    -------------         -------------
                                                                    $  23,497,301         $  23,025,593
                                                                    =============         =============

 The accompanying notes are an integral part of these financial statements


STATEMENTS OF INCOME

AMCON Distributing Company

-----------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                               1997                1996             1995
-----------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $40.1 million,         $ 178,990,978      $ 176,144,966      $ 169,790,387
 $40.7 million and $40.5 million, respectively)

Cost of sales                                             159,434,631        155,885,022        149,756,786
                                                        -------------      -------------      -------------
Gross profit                                               19,556,347         20,259,944         20,033,601

Selling, general and administrative expenses               15,883,969         16,682,845         16,421,558
Depreciation and amortization                                 868,744            820,672            761,356
                                                        -------------      -------------      -------------
                                                           16,752,713         17,503,517         17,182,914
                                                        -------------      -------------      -------------
Income from operations                                      2,803,634          2,756,427          2,850,687

Other expense (income):
  Interest expense                                            867,327          1,149,162          1,543,297
  Other (income) expense, net                              (1,352,733)          (696,828)          (228,543)
                                                        -------------      -------------      -------------
                                                             (485,406)           452,334          1,314,754
                                                        -------------      -------------      -------------
Income before income taxes                                  3,289,040          2,304,093          1,535,933

Income tax expense                                          1,348,506            967,719            614,373
                                                        -------------      -------------      -------------
Net income                                                  1,940,534          1,336,374            921,560

Accretion of preferred stock                                        -            (83,333)          (100,000)
                                                        -------------      -------------      -------------

Net income attributable to common shareholders          $   1,940,534      $   1,253,041      $     821,560
                                                        =============      =============      =============

Income (loss) per common and common equivalent
 share attributable to common shareholders:             $        0.79      $         .51      $         .33
                                                        =============      =============      =============
Weighted average common and
 common equivalent shares outstanding                       2,452,927          2,445,903          2,478,047
                                                        =============      =============      =============








                                The accompanying notes are an integral part
                                       of these financial statements


STATEMENTS OF SHAREHOLDERS' EQUITY

AMCON Distributing Company

----------------------------------------------------------------------------------------------------------------




                                             Preferred Stock                Common Stock           Additional
                                          -------------------         ----------------------        Paid-In
                                          Shares       Amount          Shares        Amount         Capital
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1994               250,000     $ 2,500        2,450,000     $ 24,500        $ 3,227,995

Investments available-for-sale
 reclassified to trading securities,
 net of tax                                     -           -                -            -                  -

Unrealized gain on investments
available- for-sale, net of tax                 -           -                -            -                  -

Accretion of preferred stock                    -           -                -            -            100,000

Receipt of treasury stock                       -           -                -            -                  -

Net income                                      -           -                -            -                  -
                                         --------     -------        ---------     --------        -----------
Balance, September 30, 1995               250,000       2,500        2,450,000       24,500          3,327,995

Unrealized gain on investments
  available-for-sale, net of tax                -           -                -            -                  -

Accretion of preferred stock                    -           -                -            -             83,333

Net income                                      -           -                -            -                  -
                                         --------     -------        ---------     --------        -----------
Balance, September 30, 1996               250,000     $ 2,500        2,450,000     $ 24,500        $ 3,411,328

Unrealized gain on investments
  available-for-sale, net of tax                -           -                -            -                  -

Redemption of preferred stock            (250,000)    $(2,500)               -            -         (1,197,500)

Issuance of treasury stock                      -           -                -            -                  -

Net income                                      -           -                -            -                  -
                                         --------     -------        ---------     --------        -----------
Balance, September 30, 1997                     -           -        2,450,000     $ 24,500        $ 2,213,828
                                         ========     =======        =========     ========        ===========



  The accompanying notes are an integral part of these financial statements.



STATEMENTS OF SHAREHOLDERS' EQUITY

AMCON Distributing Company

---------------------------------------------------------------------------------------------------------------


                                          Unrealized
                                           Gain on
                                         Investments
                                          Available-      Retained             Treasury Stock
                                           for-sale       Earnings           Shares      Amount         Total
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1994             $ 118,256     $   723,968             -     $       -       $ 4,097,219

Investments available-for-sale
 reclassified to trading securities,
 net of tax                               (65,756)              -             -             -           (65,756)

Unrealized gain on investments
available- for-sale, net of tax           182,400               -             -             -           182,400

Accretion of preferred stock                    -        (100,000)            -             -                 -

Receipt of treasury stock                       -               -        (4,097)      (13,315)          (13,315)

Net income                                      -         921,560             -             -           921,560
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1995               234,900       1,545,528        (4,097)      (13,315)        5,122,108

Unrealized gain on investments
  available-for-sale, net of tax          163,128               -             -             -           163,128

Accretion of preferred stock                    -         (83,333)            -             -                 -

Net income                                      -       1,336,374             -             -         1,336,374
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1996             $ 398,028     $ 2,798,569        (4,097)    $ (13,315)      $ 6,621,610

Unrealized gain on investments
  available-for-sale, net of tax         (160,525)              -             -             -          (160,525)

Redemption of preferred stock                   -               -             -             -        (1,200,000)

Issuance of treasury stock                      -          (6,500)        4,000        13,000             6,500

Net income                                      -       1,940,534             -             -         1,940,534
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1997             $ 237,503     $ 4,732,603            97     $     315       $ 7,208,119
                                        =========     ===========        ======     =========       ===========



   The accompanying notes are an integral part of these financial statements.



STATEMENTS OF CASH FLOWS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                     1997            1996            1995
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $ 1,940,534     $ 1,336,374     $   921,560
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                                 868,744         820,672         761,356
      Treasury stock received as a dividend                               -               -         (13,315)
      Gain on sales of fixed assets, land held for sale
        and securities                                             (112,520)       (588,659)       (111,693)
      Gain on sale of Denver beer distributorship                (1,102,205)              -               -
      Proceeds from sales of trading securities                      92,548         147,993               -
      Purchases of trading securities                                     -         (14,825)              -
      Deferred income taxes                                          (8,664)         36,948         181,700
  Changes in assets and liabilities:
      Accounts and interest receivable                             (912,323)       (404,090)       (711,771)
      Inventories                                                  (771,978)        477,021       1,700,526
      Other current assets                                           80,161         (23,885)        (71,008)
      Other assets                                                  (42,648)        (78,397)       (104,911)
      Accounts payable                                              661,948         340,933         (27,592)
      Accrued expenses and accrued wages, salaries and
        bonuses                                                     490,413         191,207        (367,457)
      Income taxes payable                                          (63,766)        324,265        (751,896)
                                                                -----------     -----------     -----------
         Net cash provided by operating activities                1,120,244       2,565,557       1,405,499
                                                                -----------     -----------     -----------

Cash flows from investing activities:
  Purchases of fixed assets                                        (891,783)       (723,308)       (942,808)
  Purchase of water bottling assets                                (499,109)              -               -
  Proceeds from sales of fixed assets                               160,961         516,162          63,417
  Advances to officer                                                     -               -        (125,000)
  Proceeds from repayment of advance to officer                      25,000               -               -
  Proceeds from sale of Denver beer distributorship               2,371,994               -               -
  Proceeds from sales of available-for-sale securities               33,967         357,170          64,182
                                                                -----------     -----------     -----------
          Net cash provided by (used in) investing
           activities                                             1,201,030         150,024        (940,209)
                                                                -----------     -----------     -----------

Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                        516,741         188,615         726,267
  Net (payments) proceeds on bank credit agreement               (1,239,484)     (2,082,930)      1,409,642
  Payments on long-term and subordinated debt                      (399,555)       (814,366)     (2,637,033)
  Redemption of preferred stock                                  (1,200,000)              -               -
  Proceeds from issuance of treasury stock                            6,500               -               -
                                                                -----------     -----------     -----------
          Net cash used in financing activities                  (2,315,798)     (2,708,681)       (501,124)
                                                                -----------     -----------     -----------
Net increase (decrease) in cash                                       5,476           6,900         (35,834)

Cash, beginning of year                                              21,497          14,597          50,431
                                                                -----------     -----------     -----------

Cash, end of year                                               $    26,973     $    21,497     $    14,597
                                                                ===========     ===========     ===========

Supplemental cash flow information:
  Cash paid during the year for interest                        $   868,378      $1,199,396     $ 1,543,591
  Cash paid during the year for income taxes                      1,420,936         714,696       1,139,620

Supplemental noncash information:
  Accretion of preferred stock                                           -            83,333        100,000
  Unrealized gain on available-for-sale securities, net           (160,525)          163,128        182,400
  Fixed assets acquired through capital lease                            -           248,928              -

                            The accompanying notes are an integral part
                                    of these financial statements.

NOTES TO FINANCIAL STATEMENTS

AMCON Distributing Company

1.     Summary of Significant Accounting Policies:

Company Operations:
AMCON Distributing Company ("the Company") is a leading wholesale distributor of consumer products in the Great Plains and Rocky Mountain Regions. The Company distributes a broad portfolio of consumer products including beverages, candy, cigarettes, groceries and health and beauty care products through its distribution centers located in Kansas, Missouri, Nebraska, North Dakota, South Dakota and Wyoming.

Competition in the distribution industry is intense and profit margins continue to be tight. The Company's operating income is subject to a number of factors which are beyond its control, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes. While the Company sells a diversified product line, it remains dependent on cigarette sales which represent approximately 66% of its revenue. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of smaller distributing companies in similar business lines and further sales of assets that are no longer essential to its primary business activities such as marketable securities, investments and certain real estate.

Accounting Period:
The Company's fiscal year ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 26, 1997, September 27, 1996 and September 29, 1995. Each fiscal year was comprised of 52 weeks.

Cash and Accounts Payable:
The Company uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable which were $1,988,915 and $1,797,734 at September 30, 1997 and 1996, respectively, reflect the checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under the credit agreement (see Note 5).

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

Inventories:
Inventories consist of finished products purchased in bulk quantities to be redistributed to the Company's customers. Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

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

Earnings Per Share:
Earnings per share attributable to common shareholders have been computed using the weighted average number of common and common equivalent shares outstanding. Common stock equivalents include dilutive options, using the treasury stock method. Earnings used in the calculation are reduced by accretion on preferred stock. (See Note 6). Fully-diluted earnings per share are not presented since the dilutive effect is less that 3% of primary earnings per share.

Financial Accounting Standards No. 128, EARNINGS PER SHARE (FASB 128):
FASB 128 was issued in February 1997 and is effective for financial statements issued for fiscal periods ending after December 15, 1997. The standard revises the calculation and presentation of earnings per share and requires the presentation of "basic earnings per share" and "diluted earnings per share." Management believes the amount reported as earnings per share in the accompanying income statement would approximate basic earnings per share under FASB 128 and that diluted earnings per share would be less than 1% dilutive.

Long Lived Assets:
The Company reviews goodwill and other long lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments would be recognized in operating results if a permanent diminution in value were to occur based on discounted cash flows.

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

2.    Fixed Assets, Net:

Fixed assets at September 30, 1997 and 1996 consisted of the following:

                                                1997              1996
                                            -----------       -----------
Land and buildings                          $   490,955       $   130,676
Condominium and furnishings                   1,228,801         1,210,859
Warehouse equipment                           2,283,580         1,727,834
Furniture, fixtures and
 leasehold improvements                       1,288,773         1,335,777
Vehicles                                      1,775,999         1,820,370
                                            -----------       -----------
                                              7,068,108         6,225,516

Less accumulated depreciation                 3,459,217         3,192,259
                                            -----------       -----------
                                            $ 3,608,891       $ 3,033,257
                                            ===========       ===========

Included in land and buildings is a warehouse leased to a third party. Future minimum rentals are $14,205 and $7,103 in fiscal 1998 and 1999, respectively.

3.    Marketable Securities and Investments:

Investments in equity securities at September 30, 1997 and 1996 consisted of the following:

                                                 September 30, 1997
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost         Gain         Value
                                       ---------     ---------    ---------
Marketable securities(trading)         $  39,700     $  88,086    $ 127,786
                                       =========     =========    =========

Investments (available-for-sale)       $ 150,762     $ 409,488    $ 560,250
                                       =========     =========    =========


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
                                       =========     =========    =========

The Company realized gains on the sale of available-for-sale investments of $27,600, $281,789 and $26,882 in fiscal 1997, 1996 and 1995, respectively. At
September 30, 1995, the Company transferred securities with a market value of $237,926 from available-for-sale investments to trading marketable securities and recognized a gain of $95,950 which was included in the determination of net income for the period. The Company recognized gains of $72,222 and $42,455 on trading securities during 1997 and 1996, respectively. Subsequent to fiscal year end, the Company sold the balance of its trading securities for $157,200, recognizing a gain of $29,400.

4.    Other Assets:

Other assets at September 30, 1997 and 1996 consisted of the following:

                                                 1997          1996
                                              ---------     -----------
Goodwill (less accumulated amortization
  of $238,810 and $335,794)                  $  585,238     $   985,716
Covenants not to compete (less
  accumulated amortization of $232,666
  and $169,041)                                   2,333          65,959
Cash surrender value of life
  insurance policies                            279,178         236,529
Buildings held for sale                               -         112,949
                                              ---------     -----------
                                              $ 866,749     $ 1,401,153
                                              =========     ===========

Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 5 to 25 years. Amortization expense was $41,926, $68,381 and $68,299 for the years ended September 30, 1997, 1996, and 1995, respectively. During 1997, the Company disposed of goodwill in the amount of $358,553 (net) in connection with the sale of the Denver beer distributorship.

The covenants not to compete are amortized using the straight-line method over 2-5 year terms of the related agreements. Amortization expense was $63,625, $65,500 and $53,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

The building held for sale was leased to a third party during 1997 and transferred to fixed assets on the balance sheet.


5.    Long-term Obligations:

Long-term obligations at September 30, 1997 and 1996 consisted of the following:
                                                     1997             1996
                                                  -----------     -----------
Credit agreement with a bank,
 interest payable monthly at the
 bank's base rate (8.50 at
 September 30, 1997);
 principal due January 2000                       $ 8,122,086     $ 9,361,570

Nonrevolving line of credit,
 interest payable monthly (at rates
 ranging between 8.00% and 8.50% at
 September 30, 1997);  principal due
 in monthly installments through
 December 2001 collateralized by
 delivery vehicles                                    810,859         637,320

Promissory note, interest payable
 quarterly at 8%;  principal due in
 quarterly installments through
 February 1997                                               -         16,422

Obligations under capital lease, payable
 in monthly installments at 9.5% through
 April 2001 (Note 11)                                 189,917         228,967

Other                                                       -             881
                                                  -----------     -----------
                                                    9,122,862      10,245,160
Less current portion                                  332,338         293,665
                                                  -----------     -----------
                                                  $ 8,790,524     $ 9,951,495
                                                  ===========     ===========

Under the terms of the credit agreement, all of the Company's assets have been pledged as collateral to the lenders. The credit agreement allows for borrowings of up to $10,000,000 ($15,000,000 in 1996) with an option to borrow an additional $3,000,000 for a 90-day period twice a year. Advances made under the Facility are limited to a "borrowing base" determined by various percentages of eligible accounts receivable and inventory. The agreement bears interest at the bank's base rate. At September 30, 1997 and 1996, the unused portion of the credit agreement was $1,877,914 and $5,638,430, respectively. The Company is required to pay a commitment fee of 0.25% of the unused amount of the primary commitment.

The credit agreement contains covenants which, among other things, (i) restrict capital expenditures to $1,250,000, (ii) restrict the incurrence of debt,
(iii) restrict payments, prepayments, and repurchases of subordinated debt or capital stock, (iv) restrict mergers and acquisitions and changes of business or conduct of business, and (v) require the maintenance of certain financial ratios and net income levels including an average annual fixed charge ratio of
1.1 to 1.0 (1.15 to 1.0 from February 1, 1998 through January 31, 1999), an average annual interest coverage ratio of 1.5 to 1.0, a debt to equity ratio of 4.0 to 1.0 and minimum annual net income of $1,000,000. In addition, the Company must receive consent from the lender prior to the declaration or payment of any dividends. At September 30, 1997, the Company was in compliance with all covenants described above.

The credit agreement was amended effective October 10, 1997 in order to provide financing to support the operation of a new distribution facility in St. Louis, Missouri (See Note 13). The amendment increased the borrowing limit to $15,000,000 with an option to borrow an additional $3,000,000 for a 90-day period twice a year. The amendment also provided for an additional $10 million facility which expires in April 1998 and is collateralized by specific inventory. In addition, the credit agreement was extended to expire January 2000.

The above long-term obligations, excluding obligations under the capital lease, have the maturities as follows (See Note 11):

Year ending September 30
------------------------

          1998                      $  285,639
          1999                         258,656
          2000                       8,281,209
          2001                          98,819
          2002                           8,622
                                    ----------
                                    $8,932,945
                                    ==========

Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 1997 and 1996.

6.    Preferred Stock:

In June 1994, the Company issued 250,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock (the "Preferred Stock") to the holder of a senior subordinated note. The note was repaid in November 1995. Dividends related to the preferred stock were to begin to accrue on February 4, 1997, at an annual rate of $.576 per share and were to be payable as and when declared by the Board of Directors. The Company could redeem the Preferred Stock at any time after April 1, 1996 at a price of $4.80 per share or $1,200,000. The Preferred Stock was accreted to the redemption price in lieu of cash dividends. The Preferred Stock was convertible by the holders thereof into 250,000 shares of fully paid and nonassessable common stock of the Company, subject to certain anti-dilution adjustments. The Company redeemed all 250,000 shares of the Preferred Stock on December 23, 1996 for $1,200,000.

7.    Other (Income) Expense:

Other (income) expense consisted of the following for the years ended September 30, 1997, 1996 and 1995:
                                  1997            1996            1995
                               ----------      ----------      ----------

Dividends                      $  (13,909)     $   (8,658)     $  (31,321)
Rent income                       (14,462)        (12,462)        (15,886)
Royalties                         (34,568)        (34,628)              -
Gain on marketable
  securities and
  investments                     (99,831)       (324,244)       (122,832)
Loss (gain) from
  disposition of fixed
  assets                          (12,689)       (264,516)         11,140
Gain on sale of beer
  distributorship and
  distribution rights          (1,102,205)              -         (35,000)
Other                             (75,069)        (52,320)        (34,644)
                              -----------      ----------      ----------
                              $(1,352,733)     $ (696,828)     $ (228,543)
                              ===========      ==========      ==========

On October 4, 1996, the Company sold all beverage products and inventory manufactured or supplied to Stroh Brewing Company (successor in interest to G. Heileman Brewing Company) and Minnesota Brewing Company (together the "Suppliers"), the distributorship agreements with the Suppliers, accounts receivable and certain equipment for a purchase price of $2.4 million, subject to post-closing adjustments as defined in the Asset Purchase Agreement. The gain associated with disposition of the assets was $1,102,205. The Company then closed the Denver distribution facility.

8.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended September 30, 1997, 1996 and 1995 consisted of the following:

                                    1997            1996            1995
                                -----------      ----------      ----------
Current:
 Federal                        $ 1,201,058      $  865,764      $  385,077
 State                              156,112          65,003          47,596
                                -----------      ----------      ----------
                                  1,357,170         930,767         432,673
                                -----------      ----------      ----------
Deferred:
  Federal                            (7,689)         34,215         161,712
  State                                (975)          2,737          19,988
                                -----------      ----------      ----------
                                     (8,664)        36,952         181,700
                                -----------      ----------      ----------
Provision for income
  taxes                         $ 1,348,506      $  967,719      $  614,373
                                ===========      ==========      ==========

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended September 30, 1997, 1996 and 1995:

                                    1997             1996            1995
                                -----------      ----------      ----------
Tax at statutory rate           $ 1,118,274      $  783,392      $  522,217
Amortization of
   goodwill                          14,255          21,300          22,692
Nondeductible business
  expenses                           15,207          17,504          17,040
State income taxes, net of
  federal tax benefit               102,397          44,708          44,605
Other                                98,373         100,815           7,819
                                -----------      ----------      ----------
                                $ 1,348,506      $  967,719      $  614,373
                                ===========      ==========      ==========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at September 30, 1997 and 1996 relate to the following:

                                                   1997            1996
                                                ----------      ----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   75,892      $   71,939
    Accrued vacation                                29,896          32,330
    Net operating loss carryforwards                36,796          36,640
    Inventory                                       64,458          27,138
    Other                                           16,174          16,136
                                                ----------      ----------
                                                   223,216         184,183
  Noncurrent:
   Net operating loss carryforwards                146,388         182,759
                                                ----------      ----------
            Total deferred tax assets           $  369,604      $  366,942
                                                ==========      ==========
Deferred tax liabilities:
  Current:
    Unrealized gains on marketable
       securities                               $   32,412      $   28,785
    Excess book over tax trade discounts            71,787          80,189
                                                ----------      ----------
                                                   104,199         108,974
                                                ----------      ----------
  Noncurrent:
    Excess tax over book depreciation              169,861         161,923
    Unrealized gains on investments
     available-for-sale                            171,985         288,227
    Other                                                -           9,165
                                                ----------      ----------
                                                   341,846         459,315
                                                ----------      ----------
          Total deferred tax liabilities        $  446,045      $  568,289
                                                ==========      ==========

Net deferred tax assets (liabilities):
  Current                                       $  119,017      $   75,209
  Noncurrent                                      (195,458)       (276,556)
                                                ----------      ----------
                                                $  (76,441)     $ (201,347)
                                                ==========      ==========

The Company did not record any valuation allowances against deferred tax assets at September 30, 1997 or 1996 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the acquisition of Sheya Brothers in 1993. The utilization of the net operating loss of $498,000 at September 30, 1997 is limited (by Internal Revenue Code
Section 382) to approximately $100,000 per year through 2002.

9.    Profit Sharing Plan:

The Company has a profit sharing plan covering substantially all full-time employees. The Company makes contributions of not less than 1% of qualified employees' gross wages. Employees may also make additional voluntary contributions of which the first 6% contributed is matched 50% by the Company. The Company contributed $143,098, $196,552 and $181,343, (net of employee forfeitures) to the profit sharing plan during the years ended September 30, 1997, 1996, and 1995, respectively.

10.    Related Party Transactions:

In 1995, the Company made an advance of $125,000 to an officer of the Company. The balance of the note receivable, plus accrued interest was $130,795 and $144,695 at September 30, 1997 and 1996, respectively. Total interest recognized on the advance was $11,100 and $19,695 in fiscal 1997 and 1996, respectively. The note was paid in full in December 1997. Based on discounted cash flows using current estimated market rates of similar arrangements, the fair value of the note approximates carrying value at September 30, 1997.

The Company was charged $60,000 by AMCON Corporation ("AMCON"), the former parent of the Company for each of the years ended September 30, 1997, 1996 and 1995, as consideration for office rent and management services, which is included in selling, general and administrative expenses.

The remaining interest in a condominium and furnishings and related mortgage loan, was transferred from AMCON Corporation to the Company in 1992, as partial settlement of intercompany balances. The condominium is used by the Company in furtherance of its business strategies. Under a profit sharing agreement with AMCON, the greater of $400,000 of the net gain or one-half of the net gain from the ultimate sale of the real estate will be allocated to AMCON. The Company estimates the amount of gain payable to AMCON had the real estate sold on September 30, 1997 would have been $480,000.

11.    Commitments:

The Company leases certain office equipment under a capital lease. The carrying value of these assets was $ 189,917 and $228,967 as of September 30, 1997 and 1996, respectively, net of accumulated amortization of $63,943 and $24,893.

The Company leases various office and warehouse facilities and equipment under noncancelable operating leases. Rent charged to expense during the years ended September 30, 1997, 1996 and 1995 under such lease agreements was $644,753, $731,944 and $892,202, respectively. As of September 30, 1997, minimum future lease commitments are as follows:

     Year ending September 30,
                                                 Capital          Operating
                                                  Lease             Lease
                                                ----------        ----------
      1998                                      $   62,735        $  546,835
      1999                                          62,735           374,303
      2000                                          62,735           290,093
      2001                                          36,590           248,422
      2002                                               -            15,850
      Thereafter                                         -           224,450
                                                ----------        ----------
      Total minimum lease payments                 224,795        $1,699,953
      Less amount representing interest             34,878        ==========
                                                ----------
      Present value of net minimum
        lease payments                          $  189,917
                                                ==========

12.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan"). The maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan is 300,000. On December 15, 1995, options to purchase 22,000 shares of common stock were issued to management employees at an exercise price of $2.78. On September 27, 1996, such options were canceled and reissued at an exercise price of $1.63. All of the options were fully vested and exercisable at September 27, 1996 and expire ten years after the initial grant date.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined on the fair value at the grant date for awards issued in or subsequent to 1995 consistent with the provisions of SFAS 123, the Company's net income and earnings per share on a pro forma basis would have been as follows:


                                          1997         1996          1995
                                      -----------   -----------   -----------
   Net income - as reported           $ 1,940,534   $ 1,253,041   $   821,560
   Net income - pro forma             $ 1,940,534   $ 1,240,451   $   821,560
   Earnings per share - as reported   $      0.79   $      0.51   $      0.33
   Earnings per share - pro forma     $      0.79   $      0.50   $      0.33

The above pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: dividend yield of 0%; expected volatility of 58.91%; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 6.74%; and expected lives of 7.0 years.

The table below summarizes information about stock options outstanding at of the following fiscal year ends:

                                            September 30, 1997    September 30, 1996    September 30, 1995
                                            ------------------    ------------------    ------------------
                                                 Weighted              Weighted              Weighted
                                             Average Exercise      Average Exercise      Average Exercise
                                            ------------------    ------------------    ------------------
                                              Shares    Price       Shares    Price       Shares    Price
                                            ---------  -------    ---------  -------    ---------  -------
   Outstanding beginning of period             22,000    $1.63            -        -            -        -
   Granted                                          -        -       44,000    $2.21            -        -
   Exercised                                   (4,000)   $1.63            -        -            -        -
   Forfeited/Expired                           (2,000)   $1.63      (22,000)   $2.78            -        -
                                            ---------  -------    ---------  -------    ---------  -------
   Outstanding exercisable at end
     of period                                 16,000    $1.63       22,000    $1.63            -        -
                                            =========  =======    =========  =======    =========  =======

   Shares available for options
     that may be granted                      280,000               278,000               300,000
                                            =========             =========             =========
   Weighed-average grant date fair value
     of options, granted during the
     period - exercise price equals stock
     market price at grant                                   -                 $1.08                     -
                                                       =======               =======               =======


As of September 30, 1997, the weighted-average remaining contractual life of the options was 8.3 years.

13.  Subsequent Events

On October 10, 1997, the Company purchased certain inventory and fixed assets from Marcus Distributors, Inc. ("Marcus") of St. Louis, Missouri for $2.8 million in cash. In addition, the Company entered into a five year lease agreement with Marcus to lease a distribution facility in St. Louis, Missouri. The acquisition was funded through borrowings on the Facility, which was increased in October 1997 to accommodate the purchase.

On November 10, 1997, the Company purchased all of the outstanding stock of Food For Health Company, Inc. ("FFH"), a distributor of health and natural foods based in Phoenix, AZ, for $4.4 million in cash. The acquisition was funded by a $4.5 million five year term loan from a bank. The loan bears interest at LIBOR plus 1.75% and requires monthly payments of $75,000 plus accrued interest. The loan is collateralized by the common stock of FFH.


DIRECTORS AND CORPORATE OFFICERS



DIRECTORS

William F. Wright /1/
Chairman and Chief Corporate Officer

Kathleen M. Evans
President and Chief Executive Officer

Jerry Fleming
President and Chief Executive Officer of
Food For Health Company, Inc.

J. Tony Howard /1/ /2/
President of Nebraska Distributing Company

Allen D. Petersen /1/ /2/
Chairman and Chief Executive Officer of
American Tool Companies, Inc.




/1/ Audit Committee
/2/ Compensation Committee





CORPORATE OFFICERS

William F. Wright
Chairman and Chief Corporate Officer

Kathleen M. Evans
President and Chief Executive Officer

Michael D. James
Secretary, Treasurer and
   Chief Financial Officer




AMCON DISTRIBUTING COMPANY

CORPORATE HEADQUARTERS
AMCON Distributing Company
10228 L Street
Omaha, Nebraska  68127
(402) 331-3727


TRANSFER AGENT
First National Bank of Omaha
One First National Center
Omaha, Nebraska  68102-1596


INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
1299 Landmark Center
Omaha, Nebraska  68102


ANNUAL STOCKHOLDERS' MEETING
To be determined


ADDITIONAL INFORMATION
The Form 10-K Annual Report to the Securities and
Exchange Commission provides certain additional information and is available upon request to Michael D. James, Secretary, Treasurer and
Chief Financial Officer of the Company.


STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the NASDAQ SmallCap Market. The symbol for the Common Stock is "DIST".


WEB SITE
http://www.amcon-dist.com





REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of AMCON Distributing Company:

Our report on the financial statements of AMCON Distributing Company is included in this Form 10-K. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in Item 14 for the years ended September 30, 1997, 1996 and 1995.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



COOPERS & LYBRAND L.L.P.
Omaha, Nebraska
December 1, 1997


                                      S-1



                              AMCON Distributing Company
                             Financial Statement Schedule


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
-----------------------------------------------

                                                                         Net
                                                                       Amounts
                           Balance at          Provision            (Written Off)         Balance at
   Description         Beginning of Period     (Benefit)    Other     Recovered          End of Period
------------------    ---------------------    ---------    -----   -------------    -----------------------
Allowance for
 doubtful accounts    Oct 1, 1994  $177,044     $(32,775)     -      $  33,062       Sep. 30, 1995  $177,331
                      Oct 1, 1995   177,331        3,836      -         14,794       Sep. 30, 1996   195,961
                      Oct 1, 1996   195,961       11,357      -         (1,069)      Sep. 30, 1997   206,249

                                                  S-2