Form 10-K, Exhibit 13
period 1998-09-30
AMCON DISTRIBUTING CO
filed 1998-12-24
CIK 928465

EXHIBIT 13.1

                         Annual Report to Stockholders
                            for the Fiscal Year Ended
                               September 30, 1998



TO OUR SHAREHOLDERS:


Fiscal 1998, like fiscal 1997, was another record year for your Company - record sales and record earnings. In fiscal 1997, a significant part of our earnings came from the sale of our Denver operation. In fiscal 1998, we showed significant growth in operating earnings (a 94% increase) which allowed us to increase our overall earnings by 21% despite the fact that we did not have any one-time benefit from a sale such as Denver. We believe this is extremely significant, as we continue to build a solid base of operating earnings. We continue to be committed to becoming one of America's premiere full-line distributors of consumer convenience and health food products.

At the same time, our Board of Directors has deemed it appropriate to begin to return some of our earnings to you, our Shareholders. In December 1998, a $0.02 per share dividend was declared by the Board. Although we cannot predict the future, we hope that dividends will continue with regularity.

Financial Review

Our new sales record of $294 million (a 64% increase from our previous annual record) was achieved through the growth of our basic businesses and the addition of Food for Health for much of the year. Record earnings were achieved through the increases in sales and the continuing efforts of your management to enhance productivity. For continuing to achieve these efficiencies, we are deeply grateful to all of our people at both AMCON Distributing and its subsidiary, Food For Health. We continue to believe that it is these dedicated people who are your Company's greatest asset.

Strategies

We continue to seek out opportunities for acquisition both in the traditional distribution business and in the health food sector. In doing so, we will not neglect our existing business and customers.

Recently, we acquired all of the capital stock of U.S. Health Distributors, Inc. This acquisition not only brought to us some fine, committed people, but also allows us to further extend our geographic coverage. Although U.S. Health does business nationwide, a large part of its business is presently done in the southeast sector of the United States from their Melbourne, Florida location. In addition, earlier this year, we established a cross-dock facility near Dallas, Texas to handle our health food products.

The Future

Last year at this time, we anticipated creating a holding company with two operating subsidiaries: one focusing on traditional product categories; and the other focusing on health-related products. We no longer believe that a holding company is necessary. Within our present structure, with the parent handling traditional product categories and a wholly-owned subsidiary handling health-related products, both companies can be operated efficiently. This allows us to eliminate potential duplicate costs and operate on a very streamlined basis.

Recently, Bill Hoppner returned to our Board of Directors. His addition allowed us to achieve a majority of outside Directors on our Board. We continue to be committed to that concept and hope that, in the future, additional outside directors can be added to our Board.

We are excited about our future and we assure you that we will do our best to maintain our growth pattern in the years to come. We wish to thank you, our Shareholders, for your continuing support. In addition, we are grateful for the loyal support of our suppliers and customers and, as mentioned earlier, are deeply thankful for the efforts of every one of our employees - they are AMCON.



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

                               (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,              1998         1997         1996         1995         1994
--------------------------------------------------------------------------------------------------------
Sales...................................  $ 294,281    $ 178,991    $ 176,145    $ 169,790    $ 170,143

Cost of sales...........................    262,633      159,435      155,885      149,756      147,533
                                          ---------    ---------    ---------    ---------    ---------
Gross profit............................     31,648       19,556       20,260       20,034       22,610

Operating expense.......................     26,209       16,753       17,504       17,183       18,859
                                          ---------    ---------    ---------    ---------    ---------

Income from operations..................      5,439        2,803        2,756        2,851        3,751

Interest expense........................      1,814          867        1,149        1,543        1,553

Other (income) expense, net.............       (276)      (1,353)        (697)        (228)          36
                                          ---------    ---------    ---------    ---------    ---------
Income before income taxes,
  extraordinary item....................      3,901        3,289        2,304        1,536        2,162

Income before extraordinary  item.......      2,358        1,941        1,336          922        1,297

Extraordinary item......................          -            -            -            -         (295)/1/
                                          ---------    ---------    ---------    ---------    ---------

Net income..............................      2,358        1,941        1,336          922        1,002

Accretion of warrants /2/...............          -            -            -            -         (133)

Accretion of preferred stock /3/ .......          -            -          (83)        (100)         (17)
                                          ---------    ---------    ---------    ---------    ---------
Net income attributable to
  common shareholders ..................  $   2,358    $   1,941    $   1,253    $     822    $     852
                                          =========    =========    =========    =========    =========

Earnings per common and common
  equivalent share attributable to
  common shareholders:

  Basic:
    Income before extraordinary
      item (net of accretion)...........  $    0.96    $    0.79    $    0.51    $    0.33    $    0.46

    Extraordinary item..................  $       -    $       -    $       -    $       -    $   (0.12)
                                          ---------    ---------    ---------    ---------    ---------

    Net income..........................  $    0.96    $    0.79    $    0.51    $    0.33    $    0.34
                                          =========    =========    =========    =========    =========

  Diluted:
    Income before extraordinary
      item (net of accretion)...........  $    0.93    $    0.79    $    0.51    $    0.33    $    0.46

    Extraordinary item..................  $       -    $       -    $       -    $       -    $   (0.12)
                                          ---------    ---------    ---------    ---------    ---------

    Net income..........................  $    0.93    $    0.79    $    0.51    $    0.33    $    0.34
                                          =========    =========    =========    =========    =========


Weighted average shares outstanding:
  Basic................................   2,458,062    2,447,782    2,445,903    2,478,047    2,491,996
  Diluted..............................   2,535,451    2,451,462    2,445,903    2,478,047    2,491,996

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,               1998         1997        1996        1995        1994
--------------------------------------------------------------------------------------------------------
Working capital  .......................  $  18,474    $  11,158    $  11,572    $  12,098    $  10,971

Total assets............................     39,644       23,497       23,026       22,919       23,476

Long-term obligations and subordinated
 debt /4/...............................     19,207        9,123       10,245       12,705       13,206

Shareholders' equity....................      9,605        7,208 /5/    6,621        5,122        4,097


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

     /3/ Preferred stock was issued in partial payment for repurchase of warrants described in footnote 2 above and was valued at $1,000,000. The Company had the right to redeem the preferred stock at any time after April 1, 1996 for $1,200,000. The preferred stock accreted to the redemption price in lieu of cash dividends and was redeemed in December 1996.

     /4/ Includes current portion of long-term obligations and subordinated debt.

     /5/ Reflects redemption of preferred stock described in footnote 3 above for $1,200,000 in December 1996.

MARKET FOR COMMON STOCK

The Company's Common Stock trades on the NASDAQ SmallCap Market under the symbol "DIST". The following table reflects the range of the high and low prices per share of the Company's Common Stock reported by NASDAQ for the years ended September 30, 1998 and 1997. These quotations represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent market transactions. As of December 11, 1998, the Company had approximately 1,000 holders of record of its shares and the Company believes that approximately 2,200 additional persons hold shares beneficially.

                                                     COMMON STOCK
                                                 ---------------------
                                                  HIGH           LOW
                                                 ------         ------
Year ended September 30, 1998:
    4th Quarter                                  $ 8.25         $ 6.00
    3rd Quarter                                    9.75           4.25
    2nd Quarter                                    5.25           3.25
    1st Quarter                                    4.38           2.75


Year ended September 30, 1997:
    4th Quarter                                  $ 3.38         $ 1.50
    3rd Quarter                                    2.28           1.50
    2nd Quarter                                    2.75           1.75
    1st Quarter                                    2.75           1.50


The Company has not declared or paid a cash dividend on its Common Stock in the past. However, the Board of Directors declared a dividend of $0.02 per share in December 1998. The Board of Directors will evaluate payment of future dividends at their regular meetings. In addition to possible dividends in the future, retained earnings will be used to finance acquisitions of other distributing companies, develop of new products, expand markets and for other corporate purposes. The payment of dividends requires the prior approval of the lender under various borrowing arrangements entered into by the Company.

On September 27, 1996, the Company issued options to purchase 22,000 shares to management employees at an exercise price of $1.63. On November 10, 1997, options to purchase 140,000 shares of common stock were issued to management employees at exercise prices of $2.88 and $3.16. At September 25, 1998, 42,000 options were fully vested and exercisable.

On October 10, 1997, the Company issued warrants to acquire 30,000 shares of its common stock at an exercise price of $0.10 per share. The warrants were issued as consideration for covenants not to compete entered into with the two individuals from whom the Company acquired the assets of Marcus Distributors, Inc. The warrants were exercised in full in June 1998.

In November 1997, the Company issued options to acquire 30,000 shares of its common stock at an exercise price of $2.875 per share. The options were issued to two independent directors of the Company as consideration for past service to the Company. The options have a termination date of November 10, 2007 and vest over a three year period. At September 25, 1998, 12,000 options were fully vested and exercisable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Income Statement as a percentage of sales for the fiscal years ended September 30, 1998, 1997, and 1996:

                                                     Fiscal Year Ended September 30,
                                                  ------------------------------------

                                                    1998          1997          1996
                                                  --------      --------      --------
Sales..........................................     100.0%        100.0%        100.0%

Cost of sales..................................      89.3          89.1          88.5
                                                  -------      --------      --------

Gross profit...................................      10.7          10.9          11.5

Selling, general and administrative expense....       8.5           8.9           9.5

Depreciation and amortization..................       0.4           0.5           0.4
                                                 --------      --------      --------

Income from operations.........................       1.8           1.5           1.6

Interest expense...............................       0.6           0.5           0.7

Other (income) expense, net....................      (0.1)         (0.8) /1/     (0.4)
                                                 --------      --------      --------

Income before income taxes.....................       1.3           1.8           1.3

Income tax expense.............................       0.5           0.7           0.5
                                                 --------      --------      --------

Net income.....................................       0.8           1.1           0.8

Accretion of warrants/
     preferred stock...........................       0.0           0.0          (0.1)
                                                 --------      --------      --------

Net income attributable to
     common shareholders.......................       0.8%          1.1%          0.7%
                                                 ========      ========      ========

     /1/ Other income of $1.4 million or 0.8% of sales for the fiscal year ended September 30, 1997 was generated primarily by the gain associated with the sale of the Denver beer distributorship of $1.1 million or 0.6% of sales.



YEAR ENDED SEPTEMBER 30, 1998 VERSUS YEAR ENDED SEPTEMBER 30, 1997. Sales for the year ended September 30, 1998 increased 64.4% to $294.3 million, compared to $179.0 million for the year ended September 30, 1997. Sales attributable to the new St. Louis distribution center, which was purchased in October 1997, and to Food For Health Company, Inc. ("FFH"), a distributor of health and natural food products which was purchased in November 1997, were $76.3 million, of which, $36.2 million related to cigarette sales. Excluding the effects of these acquisitions, sales from the traditional distribution business increased by 21.8% or $39.0 million over the prior year as follows:
Cigarette sales increased approximately $31.7 million over the prior year, with approximately $13.3 million due to price increases and $18.4 million due to increased volume. Sales of other products increased by $7.2 million primarily due to increased volume. There were no sales of beer products during the fiscal year ended September 30, 1998 due to the sale of the Denver beer distributorship in October 1996. This accounted for a $538,000 decrease in sales of beer products as compared to the prior year.

Gross profit increased 61.8% to $31.6 million for the fiscal year ended September 30, 1998 compared to $19.6 million for the prior fiscal year. The increase in gross profit was primarily attributable to the new St. Louis distribution center and FFH which accounted for $10.1 million of the $12.1 million increase in gross profit for the year. Cigarette price increases during the fiscal year accounted for an additional $485,000 in gross profit as compared to the prior year and partially offset a decrease of $935,000 in purchased discounts received from cigarette manufacturers.

Gross profit as a percent of sales declined slightly from 10.9% in fiscal 1997 to 10.7% in the fiscal 1998. The decline was due to a decrease of approximately 1.8% in profit margin from the Company's traditional distribution business resulting from a large increase in sales of lower-margin products (principally cigarettes) primarily in the Company's new St. Louis market. Because of lower margins realized on cigarettes, a large increase in cigarette sales adversely affects the profit margin percentage. The decrease in profit margin was also attributable to a reduction in purchase discounts received from cigarette manufacturers which had the effect of increasing the cost of goods sold for cigarettes. Purchase discount programs vary by manufacturer and, although all of the purchase discount programs offered by cigarette manufacturers are computed on a cents-per-carton-sold basis, the criteria necessary for meeting higher purchase discount brackets, such as market share by cigarette category, vary from year to year as well.
Therefore, it is possible to have increased sales in certain product categories, but receive less purchase discounts. This was the case for the Company in fiscal 1998. The decline in profit margin from the Company's traditional distribution business was substantially offset by additional profit martin realized by FFH, which added approximately 1.6% to the Company's profit margin percentage. In general, FFH products have a higher profit margin than cigarettes and many of the Company's other products.

While sales of cigarettes have increased over the past five years, sales of the Company's private label cigarettes have continued to decline since 1993 when cigarette manufacturers substantially reduced the price of premium brand cigarettes. Since that time, the premium cigarette brands have thrived at the expense of most generic brands. Also, cigarette price increases since 1993 have been identical for both premium and generic brands. Therefore, the price differential between premium and major generic brands has not increased in the past five years. Most recently, in November 1998, an announcement was made that a settlement had been reached between the major tobacco manufacturers and the various states that had filed liability suits against the industry. Immediately thereafter, the major cigarette manufacturers increased the price of cigarettes by 30 - 35% on both premium and generic brands, including the Company's private label brand. As a result, management anticipates the volume of the Company's private label cigarettes will continue to decline over the next few years. If such a decline is realized, gross profit from private label cigarettes could decrease annually by $300,000 to $500,000 in fiscal 1999 and 2000.

Total operating expense, which includes selling, general and administrative expenses and depreciation and amortization, increased 56.4% or $9.5 million compared to fiscal 1997. The increase was primarily due to expenses associated with the new St. Louis distribution center and FFH which accounted for $9.2 million of the increase. As a percentage of sales, total operating expense decreased to 8.9% from 9.4% during the same period in the prior year. The decrease in operating expenses as a percentage of sales is due to efficiencies gained through increased volume in the traditional distribution business which were partially offset by the proportionately higher operating costs incurred by FFH during the period.

As a result of the above, income from operations for the fiscal year ended September 30, 1998 increased 94% to $5.4 million.

Interest expense for the fiscal year ended September 30, 1998 increased 109.2%, or $947,000, compared to the prior fiscal year. The increase was primarily due to a new $4.5 million acquisition loan utilized to purchase FFH, a $5.3 million increase in the average amount borrowed under the Company's revolving credit facility with a bank (the "Facility") during fiscal 1998 and interest expense of $249,000 associated with FFH's revolving credit facility (the "FFH Facility"). The Facility was utilized to finance the acquisition of the new St. Louis distribution center, the expansion of the Bismarck, ND distribution center and to finance an increase in inventory during the period.

Other income of $276,000 for the fiscal year ended September 30, 1998 was generated from gains on the sale of marketable securities and fixed assets, royalty payments associated with the sale of the Denver non-alcoholic beverage
business, rent and interest income.   Other income of $1.4 million for the
fiscal year ended September 30, 1997 was generated primarily by the gain associated with the sale of the Denver beer distributorship of $1.1 million.

As a result of the above factors, net income for the fiscal year ended September 30, 1998 was $2,358,186 compared to $1,940,534 for fiscal 1997.

The Company continues to remain dependent on cigarette sales which represented approximately 63% of its revenue in fiscal 1998 (66% in fiscal 1997). Competition within the convenience store distribution industry puts immense pressure on profit margins. In addition a number of other factors which are beyond the control of management, such as manufacturers' cigarette pricing which affect the market for generic and private label cigarettes, impact the Company's operating income. For example, the cigarette price increase of $4.50 per carton in November 1998, was a major increase by industry standards. The immediate impact of this increase will vary across the industry. However, most convenience store distributors, including ADC, will experience lower profit margins, higher carrying costs for inventory and accounts receivable and greater exposure to bad debt losses.


The Company continues to evaluate various steps it may take to improve net income in future periods, including acquisitions of distributing companies such as the new St. Louis distribution center and FFH which were purchased in the first quarter of fiscal 1998 and continued sales of assets that are no longer essential to its primary business activities. An analysis of such assets held at September 30, 1998 is as follows:

                                            ESTIMATE OF GAIN
                                    -------------------------------
                                    September 30,     September 30,
  DESCRIPTION OF ASSET                  1998              1997
  --------------------              -------------     -------------
  Investments (available-for-sale)     $358,000          $409,500
  Condominium & furnishings             500,000           480,000

Investments at September 30, 1998 and 1997 consisted of 83,000 shares of Cayman Water Company Limited (CWC), a public company which is listed on NASDAQ. The Company's basis in the securities is $151,000 and the fair market value of the securities was $508,000 and $560,000 on September 30, 1998 and September 30, 1997, respectively. The fair market value of the securities on December 11, 1998 was $664,000.

The condominium and furnishings consist of a condominium in the Cayman Islands which is used in furtherance of the Company's business marketing strategies. Under a profit sharing agreement with the Company's former parent corporation, AMCON Corporation, the greater of $400,000 of the net gain or one-half of the net gain from the ultimate sale of the real estate will be allocated to AMCON Corporation. The Company estimates the amount of gain payable to AMCON Corporation had the real estate sold on September 30, 1998 would have been approximately $500,000. The costs and benefits associated with retaining the condominium are being evaluated in relation to the current business strategies of the Company.

YEAR ENDED SEPTEMBER 30, 1997 VERSUS YEAR ENDED SEPTEMBER 30, 1996. Sales for the year ended September 30, 1997 increased 1.6% to $179.0 million, compared to $176.1 million for the year ended September 30, 1996. Beer and beverage sales related to the Denver facility decreased $6.3 million during the year ended September 30, 1997 as compared to the prior year as a result of disposing of the operation in October 1996. Sales from the traditional distribution business increased by $9.1 million for the year ended September 30, 1997 compared to the prior year as follows: Cigarette sales increased $5.1 million primarily due to price increases from manufacturers over the prior year. However, the volume of private label cigarettes declined by 22% during fiscal 1997. Sales of other products increased by $4.0 million principally due to increased volume.

Gross profit decreased 3.5% to $19.6 million for the year ended September 30, 1997 from $20.3 million in fiscal 1996. Gross profit as a percent of sales declined to 10.9% for the year ended September 30, 1997 compared to 11.5% for the prior fiscal year. The decrease in the Company's gross profit margin was primarily due to the sale of the Denver beer distributorship which accounted for a $1.3 million reduction in gross profit and a $771,000 or 14.8% reduction in purchase discounts from manufacturers on the Company's private label cigarettes. These reductions in gross profit were offset by a $1.4 million increase in gross profit from the increased sales of cigarettes, tobacco, candy and other products.


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

Interest expense for the fiscal year ended September 30, 1997 decreased 24.5%, or $282,000, compared to fiscal 1996. The decrease was primarily due to a $3.1 million reduction in the average amount borrowed under the Company's prior revolving credit facility with a bank (the "Prior Facility") during the fiscal year ended September 30, 1997, as compared to fiscal 1996. Notwithstanding the $499,000 borrowed to finance the purchase and installation of the water bottling assets from November 1996 through January 1997 and the $1.2 million borrowed to finance the purchase of the Company's outstanding preferred stock in December 1996, the Company was able to reduce average borrowings under the Prior Facility as a result of the cash generated from the sale of the Denver beer distributorship during the first quarter of fiscal 1997 and the sale of a building in the fourth quarter of fiscal 1996.

Other income for the year ended September 30, 1997 was generated primarily from the gain associated with the sale of the Denver beer distributorship of $1.1 million.

As a result of the above factors, net income attributable to common shareholders for the fiscal year ended September 30, 1997 was $1,940,534 compared to net income of $1,253,041 for fiscal 1996.

YEAR 2000 READINESS

STATE OF READINESS. The Year 2000 computer issue is real and does impact the way the Company's systems perform. In addition, the Company has business relationships with a number of third parties whose Year 2000 problems could impact the Company. Accordingly, the Company has recognized the Year 2000 issue as a major management and technology project. A taskforce has been assembled to review all systems to ensure that they do not malfunction as a result of the Year 2000 issue. The Year 2000 project includes review of internal operating systems and equipment, other internal systems and equipment (such as telephones, copiers and fax machines) and external services and systems that are depended upon to operate the Company's business. In this process, the Company expects to both replace some systems and upgrade others.

AMCON's internal operating system consists of midrange computers which are used for the sales, accounts receivable and inventory systems. With the exception of the accounts receivable system, the software operating on the midrange computers does not generally operate or depend upon any date structure, but rather the day-of-week and week-of-month. Therefore, software risk to the Year 2000 issue is considered low. The remaining accounting systems and other record keeping functions performed by the Company are conducted on personal computers which are connected by a local area network. AMCON has engaged third party computer consultants to review, test and modify the midrange computer hardware and software to ensure they will function correctly after December 31, 1999. The Company expects the critical portions of this process will be completed by June 30, 1999 and believes that the Year 2000 problems relating to its internal operating systems will be resolved without significant operational difficulties. However, there can be no assurance that testing will discover all potential Year 2000 problems or that it will not reveal unanticipated material problems with the Company's systems that will need to be resolved.

Other internal systems are being evaluated by AMCON personnel, along with the providers that service and maintain the systems with emphasis placed on critical systems such as telephone systems. AMCON believes that the critical systems are currently Year 2000 compliant and expects to have non-critical systems modified or replaced by June 30, 1999.

AMCON has no control over the efforts of third parties with which it has material business relationships. AMCON has undertaken the process of contacting each major third party to determine their state of readiness for Year 2000. Such parties include, but are not limited to, AMCON's suppliers of inventory, customers, financial institutions and utility companies. AMCON has received initial assurances from its major suppliers and financial institutions that they will not be adversely affected by Year 2000 problems. AMCON will continue to request updated information from these third parties in order to assess their Year 2000 readiness.

COSTS. Through September 30, 1998, cumulative costs relating directly to Year 2000 issues have totaled approximately $12,000. A portion of the estimated total costs include the cost of existing personnel who have been deployed to work on various phases of the Year 2000 project. These costs do not include system upgrades and replacements that were made in the normal course of business. The deployment of internal resources to the Year 2000 project has not resulted in significant delays to other major technology projects which were planned by the Company. The Company estimates that remaining Year 2000 costs will total approximately $135,000, of which approximately $90,000, will be capitalized and depreciated over a five year period.

RISKS. The Company believes that its internal operating systems will be Year 2000 compliant before December 31, 1999. Therefore, the Company believes that the most reasonably likely worst-case scenario will be that one or more of the third parties with which the Company has a material business relationship will not have successfully dealt with its Year 2000 issues. A critical third party failure (such as telecommunication, utilities or financial institutions) could have a material adverse affect on the Company by eliminating the Company's ability to order and pay for products from suppliers and receive orders and payments from customers. It is also possible that one or more of the internal operating systems will not function properly and make it difficult to complete routine tasks, such as accounting and other record keeping duties. Based on information currently available, the Company does not believe there will be any long-term operating system failures. However, the Company will continue to monitor these issues as part of its Year 2000 project and will concentrate its efforts on minimizing their impact.

CONTINGENCY PLANS. The Company has not yet made any specific contingency plans with respect to its internal operating systems. The Company will begin developing contingency plans during the first few months of 1999 as certain phases on its Year 2000 project reach completion. These contingency plans will be modified throughout 1999 as the final phases of the Year 2000 project are completed or if it becomes apparent that they will not be completed by December 31, 1999. The Company currently does not foresee contingency planning in the product receiving, selling, order filling and delivery phases of the Company's business as these areas are very labor intensive. The Company may be required to perform certain accounting and other record keeping functions manually should a Year 2000 problem become apparent in one or more of those areas. Additionally, remote dial-up connectivity from remote branches has been put in place in the event that certain telecommunication services fail to operate. AMCON also plans to terminate relationships with third party service providers that are not able to demonstrate that they have successfully resolved their Year 2000 problems in a timely manner. There will inevitably be some third parties who will not have made proper Year 2000 modification. The Company's contingency plan only addresses those third parties that are considered critical to the Company's operation.

The foregoing Year 2000 discussion contains certain forward-looking statements, including without limitation anticipated costs and the dates by which the Company expects to substantially complete the modifications and testing of systems and are based upon management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third parties and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific matters that might cause such material differences include, but are not limited to, the availability and cost of trained personnel, the ability to identify and convert all relevant computer systems, results of Year 2000 testing, adequate identification and resolution of Year 2000 issues by third party service providers, suppliers or customers of the Company, unanticipated system costs, the need to replace additional hardware, the adequacy of and ability to implement contingency plans and similar uncertainties.

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended September 30, 1998, the Company utilized cash flow in operating activities to finance increases in inventory and accounts receivable to support an increase in business. Cash was utilized in investing activities during the fiscal year to construct an addition to the Bismarck, ND distribution center, purchase the assets of Marcus Distributors, Inc. in St. Louis, MO in October 1997 and purchase of the stock of FFH in November 1997 for $750,000, $2.7 million and $4.5 million, respectively. Cash was provided in financing activities through increases in the Facility and from a term note to finance the purchase of FFH.

The Company makes capital expenditures primarily for equipment for its distribution facilities including computers, delivery vehicles and warehouse equipment. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operations equaled approximately $688,000 and $1,120,000 for the fiscal years ended September 30, 1998 and 1997, respectively. Capital expenditures during those periods equaled approximately $782,000 and $892,000, respectively. The remaining cash provided by operations was applied to debt service. The Company anticipates that capital expenditures during fiscal 1999 will be approximately $950,000 and will be used for the purposes stated above.

The Company had working capital of approximately $18.5 million as of September 30, 1998. The Company's ratio of debt to equity was 3.13 at September 30, 1998 compared to 2.26 at September 30, 1997.

In March 1998, ADC refinanced the Facility with a new bank in order to obtain more favorable lending terms to support operations and to finance any future acquisitions. The refinancing of the Facility increased the Company's borrowing limit, which is determined by various percentages of eligible accounts receivable and inventory, to $15 million and decreased the interest rate on borrowings to the bank's prime rate ("Prime") less 0.5% or LIBOR plus 1.75%, as selected by the Company. The Facility also provided for an additional $10 million facility collateralized by specific inventory and a $1.5 million facility to be used for transportation equipment purchases. As of September 30, 1998, the Company had borrowed approximately $11.0 million under the Facility. The Facility is collateralized by all equipment, general intangibles, inventories and accounts receivable of the Company, and with first mortgages on the Company's owned distribution center and certain other real estate. The Facility expires on February 25, 2002.

The Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the Facility. For fiscal 1999 and 1998, the Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of
1.1 to 1.0, an average annual debt service coverage ratio of 1.25 to 1.0 (1.50 to 1.0 after September 26, 1998), a debt to equity ratio of 4.0 to 1.0 and minimum tangible net worth of $4,500,000. In addition, the Company may not pay dividends with respect to its Common Stock without the consent of the lender of the Facility. In December 1998, the Company received consent to pay a cash dividend of $0.02 per share. As of September 30, 1998 the Company was in compliance with all covenants under the Facility.

In March 1998, FFH refinanced its revolving credit facility with a new bank (the "FFH Facility") in order to obtain more favorable lending terms to support operations. The borrowings under the FFH Facility are secured by the assets of FFH and are guaranteed by the Company. The FFH Facility established a borrowing limit of $5 million and decreased the interest rate on the FFH Facility to Prime less 0.5% or LIBOR plus 2.00%, as selected by FFH. FFH is required to pay a commitment fee of .25% of the unused amount of the commitment. As of September 30, 1998, FFH had borrowed approximately $3.4 million under the FFH Facility. The FFH Facility expires on February 25, 2002.

The FFH Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the FFH Facility. For fiscal 1999 and 1998, the FFH Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of 1.5 to 1.0, an average annual debt service coverage ratio of 2.00 to 1.0, a debt to equity ratio of 4.0 to 1.0 and minimum tangible net worth of $2,000,000. In addition, the FFH may not pay dividends with respect to its Common Stock without the consent of the lender of the FFH Facility. As of September 30, 1998 the Company was not in compliance with the net worth covenant, however, the lender waived the covenant violation and subsequently amended the FFH Facility to reduce the net worth requirement.


In November 1997, the Company borrowed $4.5 million from a bank to finance the purchase of the common stock of FFH (the "Acquisition Loan"). The Acquisition Loan has a term of five years, bears interest at Prime less 0.5% or LIBOR plus 1.75%, as selected by the Company and requires monthly payments equal to accrued interest plus principal payments of $85,096, which began in August 1998. As of September 30, 1998, the outstanding balance of the Acquisition Loan was $4.3 million.

On November 20, 1998, FFH purchased all of the outstanding stock of U.S. Health Distributors, Inc. ("USHD"), a distributor of health and natural foods based in Melbourne, FL, for $1.1 million in cash. The acquisition was funded by a $1.1 million five and one-half year term loan from a bank. The loan bears interest at Prime less 0.5%, requires payments of interest only for the first six months and monthly principal payments for the term of the loan. The loan is collateralized by the common stock of USHD.

The Company also maintains a $1,250,000 non-revolving line of credit with a bank used to finance the purchase of trucks and delivery equipment. The line of credit bears interest at two hundred basis points above the five-year U.S. Treasury Note rate on the date of each advance. As the Company takes advances, a note is drawn and is payable in monthly installments from 36 to 60 months. Advances against the non-revolving line of credit were $482,000 through September 30, 1998. The amount available on the non-revolving line of credit was $768,000 at September 30, 1998. The line of credit is secured by a first lien on the delivery vehicles purchased with the loan proceeds.

As of September 30, 1998, the Company had additional outstanding long-term indebtedness of approximately $143,000 consisting of a capital lease for computer equipment, the current portion of which equaled approximately $51,000. The interest rate on the note relating to such indebtedness is 9.5% per annum.

The Company believes that funds generated from operations, supplemented as necessary with funds available under ADC's Facility, the FFH Facility and the non-revolving line of credit, will provide sufficient liquidity to cover its debt service and any reasonably foreseeable future working capital and capital expenditure requirements.


CONCERNING FORWARD LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, Management's Discussion and Analysis and other sections, contains certain forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results. Forward looking statements include information concerning the possible or assumed future results of operations of the Company and those statements preceded by, followed by or include the words "future", "position", "anticipate(s)", "expect", "believe(s)", "see", "plan", "further improve", "outlook", "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward looking statements: changing market conditions with regard to cigarettes and the demand for the Company's products, domestic regulatory risks, competitive and other risks

(such as overall business conditions) over which the Company has little or no control. Any changes in such factors could result in significantly different results. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes reporting standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that displays an amount representing total comprehensive income for the period. Adoption is effective for fiscal years beginning after December 15, 1997, the Company's fiscal 1999.

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segment of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes reporting standards for reporting disclosures about segments of an enterprise and related information about different types of business activities in which an enterprise engages and the different economic environments in which it operates. The statement requires that public business enterprises' report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. Adoption is effective for fiscal years beginning after December 15, 1997, the Company's fiscal 1999.



REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying financial statements. The financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. PricewaterhouseCoopers LLP, independent certified public accountants, have audited our financial statements as described in their report.

The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are evaluated annually by the Company.



Kathleen M. Evans
President



Michael D. James
Treasurer and Chief Financial Officer

November 20, 1998



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of AMCON Distributing Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the consolidated financial position of AMCON Distributing Company and its subsidiary as of September 30, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICEWATERHOUSECOOPERS LLP
Omaha, Nebraska
November 20, 1998




CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
September 30,                                                              1998                   1997
------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                              $      38,369         $      26,973
  Marketable securities                                                         -               127,786
  Accounts receivable, less allowance for
   doubtful accounts of $460,753 and $206,249                          15,229,107            10,788,979
  Note and interest receivable from officer                                     -               130,795
  Inventories                                                          16,127,250             7,183,245
  Deferred income taxes                                                   570,743               119,017
  Other                                                                   327,997                84,616
                                                                    -------------         -------------
      Total current assets                                             32,293,466            18,461,411

Fixed assets, net                                                       4,466,707             3,608,891
Investments                                                               508,375               560,250
Other assets                                                            2,375,189               866,749
                                                                    -------------         -------------

                                                                    $  39,643,737         $  23,497,301
                                                                    =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                  $   7,350,645         $   4,764,816
  Accrued expenses                                                      1,329,843               906,282
  Accrued wages, salaries and bonuses                                     675,562               719,962
  Income taxes payable                                                  1,023,944               579,802
  Current portion of long-term debt                                     3,439,169               332,338
                                                                    -------------         -------------
          Total current liabilities                                    13,819,163             7,303,200
                                                                    -------------         -------------

Deferred income taxes                                                      24,799               195,458
Other liabilities                                                         427,419                     -
Long-term debt, less current portion                                   15,767,659             8,790,524
Commitments (Note 13)

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none outstanding                                                -                     -
  Common stock, $.01 par value, 15,000,000 shares
    authorized and 2,480,000 issued at September 30, 1998;
    5,000,000 shares authorized and 2,450,000 shares issued
    at September 30, 1997                                                  24,800                24,500
  Additional paid-in capital                                            2,271,278             2,213,828
  Unrealized gain on investments available-for-sale,
     net of $139,468 and $171,985 tax                                     218,145               237,503
  Retained earnings                                                     7,090,789             4,732,603
                                                                    -------------         -------------
                                                                        9,605,012             7,208,434

  Less treasury stock, 97 shares at cost                                     (315)                 (315)
                                                                    -------------         -------------
          Total shareholders' equity                                    9,604,697             7,208,119
                                                                    -------------         -------------
                                                                    $  39,643,737         $  23,497,301
                                                                    =============         =============

   The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF INCOME

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                               1998                1997             1996
------------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $52.9 million,         $ 294,281,323      $ 178,990,978      $ 176,144,966
 $40.1 million and $40.7 million, respectively)

Cost of sales                                             262,632,767        159,434,631        155,885,022
                                                        -------------      -------------      -------------
Gross profit                                               31,648,556         19,556,347         20,259,944

Selling, general and administrative expenses               25,088,767         15,883,969         16,682,845
Depreciation and amortization                               1,120,482            868,744            820,672
                                                        -------------      -------------      -------------
                                                           26,209,249         16,752,713         17,503,517
                                                        -------------      -------------      -------------
Income from operations                                      5,439,307          2,803,634          2,756,427

Other expense (income):
  Interest expense                                          1,814,555            867,327          1,149,162
  Other (income) expense, net                                (276,287)        (1,352,733)          (696,828)
                                                        -------------      -------------      -------------
                                                            1,538,268           (485,406)           452,334
                                                        -------------      -------------      -------------
Income before income taxes                                  3,901,039          3,289,040          2,304,093

Income tax expense                                          1,542,853          1,348,506            967,719
                                                        -------------      -------------      -------------
Net income                                                  2,358,186          1,940,534          1,336,374

Accretion of preferred stock                                        -                  -            (83,333)
                                                        -------------      -------------      -------------

Net income attributable to common shareholders          $   2,358,186      $   1,940,534      $   1,253,041
                                                        =============      =============      =============

Earnings per common and common equivalent share attributable to common shareholders:

     Basic                                              $        0.96      $        0.79      $         .51
                                                        =============      =============      =============
     Diluted                                            $        0.93      $        0.79      $         .51
                                                        =============      =============      =============

Weighted average shares outstanding:

     Basic                                                  2,458,062          2,447,782          2,445,903
                                                        =============      =============      =============
     Diluted                                                2,535,451          2,451,462          2,445,903
                                                        =============      =============      =============








                                   The accompanying notes are an integral part
                                        of these financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AMCON Distributing Company

----------------------------------------------------------------------------------------------------------------



                                             Preferred Stock                Common Stock           Additional
                                          -------------------         ----------------------        Paid-In
                                          Shares       Amount          Shares        Amount         Capital
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1995               250,000     $ 2,500        2,450,000     $ 24,500        $ 3,327,995

Unrealized gain on investments
  available-for-sale, net of tax                -           -                -            -                  -

Accretion of preferred stock                    -           -                -            -             83,333

Net income                                      -           -                -            -                  -
                                         --------     -------        ---------     --------        -----------
Balance, September 30, 1996               250,000       2,500        2,450,000       24,500          3,411,328

Unrealized gain (loss) on investments
  available-for-sale, net of tax                -           -                -            -                  -

Redemption of preferred stock            (250,000)     (2,500)               -            -         (1,197,500)

Exercise of stock options                       -           -                -            -                  -

Net income                                      -           -                -            -                  -
                                         --------     -------        ---------     --------        -----------
Balance, September 30, 1997                     -           -        2,450,000       24,500          2,213,828

Unrealized gain on investments
  available-for-sale, net of tax                -           -                -            -                  -

Issuance and exercise of warrants               -           -           30,000          300             57,450

Net income                                      -           -                -            -                  -
                                         --------     -------        ---------     --------        -----------
Balance, September 30, 1998                     -     $     -        2,480,000     $ 24,800        $ 2,271,278
                                         ========     =======        =========     ========        ===========



   The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AMCON Distributing Company

---------------------------------------------------------------------------------------------------------------

                                       Unrealized
                                        Gain on
                                      Investments
                                       Available-      Retained             Treasury Stock
                                        for-sale       Earnings          Shares       Amount          Total
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1995             $ 234,900     $ 1,545,528        (4,097)    $ (13,315)      $ 5,122,108

Unrealized gain on investments
  available-for-sale, net of tax          163,128               -             -             -           163,128

Accretion of preferred stock                    -         (83,333)            -             -                 -

Net income                                      -       1,336,374             -             -         1,336,374
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1996               398,028       2,798,569        (4,097)      (13,315)        6,621,610

Unrealized gain (loss) on investments
  available-for-sale, net of tax         (160,525)              -             -             -          (160,525)

Redemption of preferred stock                   -               -             -             -        (1,200,000)

Exercise of stock options                       -          (6,500)        4,000        13,000             6,500

Net income                                      -       1,940,534             -             -         1,940,534
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1997               237,503       4,732,603           (97)         (315)        7,208,119

Unrealized gain on investments
  available-for-sale, net of tax          (19,358)              -             -             -           (19,358)

Issuance and exercise of warrants               -               -             -             -            57,750

Net income                                      -       2,358,186             -             -         2,358,186
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1998             $ 218,145     $ 7,090,789           (97)    $    (315)      $ 9,604,697
                                        =========     ===========        ======     =========       ===========



   The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                     1998            1997            1996
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $ 2,358,186     $ 1,940,534     $ 1,336,374
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                               1,120,482         868,744         820,672
      Gain on sales of fixed assets, land held for sale
        and securities                                              (46,955)       (112,520)       (588,659)
      Gain on sale of Denver beer distributorship                         -      (1,102,205)              -
      Proceeds from sales of trading securities                     157,207          92,548         147,993
      Purchases of trading securities                                     -               -         (14,825)
      Deferred income taxes                                          11,167          (8,664)         36,948
      Provision for losses on doubtful accounts and
        inventory obsolescence                                      640,494          33,836          11,357
  Changes in assets and liabilities, net of effect
    of acquisitions:
      Accounts and interest receivable                           (1,629,334)       (916,159)       (415,447)
      Inventories                                                (2,554,073)       (801,978)        477,021
      Other current assets                                         (180,622)         80,161         (23,885)
      Other assets                                                  (45,366)        (42,648)        (78,397)
      Accounts payable                                              432,398         661,948         340,933
      Accrued expenses and accrued wages, salaries and
        bonuses                                                     (44,771)        490,413         191,207
      Income taxes payable                                          471,985         (63,766)        324,265
      Other liabilities                                              (2,577)              -               -
                                                                -----------     -----------     -----------
         Net cash provided by operating activities                  688,221       1,120,244       2,565,557
                                                                -----------     -----------     -----------
Cash flows from investing activities:
  Purchases of fixed assets                                        (782,440)       (891,783)       (723,308)
  Acquisitions, net of cash acquired                             (7,119,254)       (499,109)              -
  Proceeds from sales of fixed assets                                86,887         160,961         516,162
  Proceeds from repayment of advance to officer                     100,000          25,000               -
  Proceeds from sale of Denver beer distributorship                       -       2,371,994               -
  Proceeds from sales of available-for-sale securities                    -          33,967         357,170
                                                                -----------     -----------     -----------
         Net cash provided by (used in) investing
           activities                                            (7,714,807)      1,201,030         150,024
                                                                -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                      4,500,000         516,741         188,615
  Net (payments) proceeds on bank credit agreement                3,483,241      (1,239,484)     (2,082,930)
  Payments on long-term and subordinated debt                      (766,025)       (399,555)       (814,366)
  Debt issue costs                                                 (182,234)              -               -
  Proceeds from exercise of warrants                                  3,000               -               -
  Redemption of preferred stock                                           -      (1,200,000)              -
  Proceeds from exercise of stock options                                 -           6,500               -
                                                                -----------     -----------     -----------
         Net cash provided by (used in) financing
           activities                                             7,037,982      (2,315,798)     (2,708,681)
                                                                -----------     -----------     -----------
Net increase in cash                                                 11,396           5,476           6,900

Cash, beginning of year                                              26,973          21,497          14,597
                                                                -----------     -----------     -----------

Cash, end of year                                               $    38,369     $    26,973     $    21,497
                                                                ===========     ===========     ===========
Supplemental cash flow information:
  Cash paid during the year for interest                        $ 1,745,609     $   868,378      $1,199,396
  Cash paid during the year for income taxes                      1,145,770       1,420,936         714,696

Supplemental noncash information:
  Issuance of warrants in connection with acquisition               54,750                -               -
  Unrealized gain on available-for-sale securities, net            (19,358)        (160,525)        163,128
  Accretion of preferred stock                                           -                -          83,333
  Fixed assets acquired through capital lease                            -                -         248,928

                                     The accompanying notes are an integral part
                                             of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMCON Distributing Company

1.     Summary of Significant Accounting Policies:

Company Operations:
AMCON Distributing Company ("AMCON"), together with its wholly-owned subsidiary, Food For Health Co., Inc. ("FFH"), collectively referred to as "the Company," is a leading wholesale distributor of consumer products in the Great Plains, Rocky Mountain and Southwest regions of the United States. The Company distributes a broad portfolio of consumer products including beverages, candy, cigarettes, groceries, natural food products and health and beauty care products through its distribution centers located in Arizona, Kansas, Missouri, Nebraska, North Dakota, South Dakota and Wyoming.

The distribution industry is in a state of consolidation as intense competition and pressure on profit margins continue to affect both large and small distributors. The Company's operating income is subject to a number of factors which are beyond its control, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes. While the Company sells a diversified product line, it remains dependent on cigarette sales which represent approximately 63% of its revenue. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of smaller distributing companies in similar business lines and further sales of assets that are no longer essential to its primary business activities such as investments and certain real estate.

Accounting Period:
The Company's fiscal year ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 25, 1998, September 26, 1997 and September 27, 1996. Each fiscal year was comprised of 52 weeks.

Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its subsidiary. Intercompany accounts and transactions have been eliminated.

Cash and Accounts Payable:
The Company uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable which were $2,972,303 and $1,988,915 at September 30, 1998 and 1997, respectively, reflect the checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under the credit agreement (see Note 7).

Marketable Securities and Investments:
The Company has classified marketable securities and investments as either available-for-sale or trading securities. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized

1.     Summary of Significant Accounting Policies (continued):

holding gains and losses are reported as a separate component of shareholders' equity, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income.

Accounts Receivable:
Accounts receivable consist of amounts due to the Company from its normal business activities. The Company's customers are retailers, institutions and other wholesalers located throughout the Great Plains, Rocky Mountain and Southwest regions of the United States. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

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

Long Lived Assets:
The Company reviews goodwill and other long lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments would be recognized in operating results if a permanent reduction in value were to occur based on discounted cash flows.



1.     Summary of Significant Accounting Policies (continued):

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


2.    Acquisitions:

In October 1997, the Company acquired certain assets from Marcus Distributors, Inc. ("Marcus") of St. Louis, Missouri for $2.7 million in cash and warrants to acquire 30,000 shares of the Company's common stock at an exercise price of $0.10 per share. The acquisition was accounted for under the purchase method of accounting.

In November 1997, the Company acquired all of the outstanding stock of Food For Health Company, Inc. ("FFH"), a distributor of health and natural foods based in Phoenix, Arizona, for $4.4 million in cash. The acquisition was accounted for under the purchase method of accounting. Approximately $1.3 million of the purchase price was allocated to goodwill which is being amortized over 25 years.

Operating results for each of these acquisitions are included in the accompanying consolidated statements of operations from the respective acquisition dates. Assuming the above described companies had been acquired on October 1, 1996, unaudited pro forma consolidated revenues, net income and net income per share would have been as follows:

                                   1998             1997
                               -------------   -------------
      Sales                    $ 300,663,000   $ 270,373,000
      Net income                 $ 2,444,000     $ 2,079,000
      Earnings per share:
       Basic                           $0.99           $0.85
       Diluted                         $0.96           $0.84

The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisitions taken place on October 1, 1996.


3.    Earnings Per Share:

Earnings per share, as presented below, was computed in accordance with Statement of Accounting Standards No. 128, Earnings Per Share. Prior years amounts have been restated to conform to the new standard. Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding for each period. Diluted earnings per share is calculated by dividing net income by the sum of the weighted average common shares outstanding and the weighted average dilutive options and warrants, using the treasury stock method.


                                      F-9
3.    Earnings Per Share (continued):

                                             For the years ended September 30,
                                        -------------------------------------------
                                           1998            1997            1996
                                        -----------     -----------     -----------
                                           Basic           Basic           Basic
                                        -----------     -----------     -----------
    Weighted average common
     shares outstanding                   2,458,159       2,450,474       2,450,000

    Weighted average treasury
     shares                                     (97)         (2,692)         (4,097)

                                        -----------     -----------     -----------
    Weighted average number of
     shares outstanding                   2,458,062       2,447,782       2,445,903
                                        ===========     ===========     ===========

    Net income                          $ 2,358,186     $ 1,940,534     $ 1,253,041
                                        ===========     ===========     ===========

    Earnings per share                  $      0.96     $      0.79     $      0.51
                                        ===========     ===========     ===========


                                          Diluted         Diluted         Diluted
                                        -----------     -----------     -----------
    Weighted average common
     shares outstanding                   2,458,159       2,450,474       2,450,000

    Weighted average treasury
     shares                                     (97)         (2,692)         (4,097)

    Weighted average of net
     additional shares outstanding
     assuming dilutive options and
     warrants exercised and proceeds
     used to purchase treasury stock         77,389           3,680               -
                                        -----------     -----------     -----------
    Weighted average number of
     shares outstanding                   2,535,451       2,451,462       2,445,903
                                        ===========     ===========     ===========

    Net income                          $ 2,358,186     $ 1,940,534     $ 1,253,041
                                        ===========     ===========     ===========

    Earnings per share                  $      0.93     $      0.79     $      0.51
                                        ===========     ===========     ===========




4.    Fixed Assets, Net:

Fixed assets at September 30, 1998 and 1997 consisted of the following:

                                                1998              1997
                                            -----------       -----------
Land and buildings                          $   750,809       $   490,955
Condominium and furnishings                   1,237,065         1,228,801
Warehouse equipment                           4,106,245         2,283,580
Furniture, fixtures and
 leasehold improvements                       2,315,119         1,288,773
Vehicles                                      1,764,763         1,775,999
                                            -----------       -----------
                                             10,174,001         7,068,108

Less accumulated depreciation                 5,707,294         3,459,217
                                            -----------       -----------
                                            $ 4,466,707       $ 3,608,891
                                            ===========       ===========

Included in land and buildings is a warehouse leased to a third party. Future minimum rentals are $7,103 in fiscal 1999.


5.    Marketable Securities and Investments:

Investments in equity securities at September 30, 1998 and 1997 consisted of the following:
                                                 September 30, 1998
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost         Gain         Value
                                       ---------     ---------    ---------
Investments (available-for-sale)       $ 150,762     $ 357,613    $ 508,375
                                       =========     =========    =========


                                                September 30, 1997
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost         Gain         Value
                                       ---------     ---------    ---------
Marketable securities (trading)        $  39,700     $  88,086    $ 127,786
                                       =========     =========    =========

Investments (available-for sale)       $ 150,762     $ 409,488    $ 560,250
                                       =========     =========    =========

The Company did not sell any available-for-sale investments in 1998. The Company realized gains on the sale of available-for-sale investments of $27,600 and $281,789 in fiscal 1997 and 1996, respectively. The Company recognized gains of $29,400, $72,222 and $42,455 on trading securities during 1998, 1997 and 1996, respectively.



6.    Other Assets:

Other assets at September 30, 1998 and 1997 consisted of the following:

                                                 1998           1997
                                             -----------     ----------
Goodwill (less accumulated amortization
  of $295,023 and $238,810)                 $  1,832,008     $  585,238
Covenants not to compete (less
  accumulated amortization of $262,374
  and $232,666)                                   27,375          2,333
Cash surrender value of life
  insurance policies                             353,920        279,178
Debt issue costs (less accumulated
  amortization of $29,376)                       152,858              -
Other                                              9,028              -
                                             -----------     ----------
                                             $ 2,375,189     $  866,749
                                             ===========     ==========

Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 5 to 25 years. Amortization expense was $56,213, $41,926 and $68,381 for the years ended September 30, 1998, 1997, and 1996, respectively. During 1997, the Company disposed of goodwill in the amount of $358,553 (net) in connection with the sale of the Denver beer distributorship.

The covenants not to compete are amortized using the straight-line method over 2-5 year terms of the related agreements. Amortization expense was $29,708, $63,625 and $65,500 for the years ended September 30, 1998, 1997 and 1996, respectively.


7.    Long-term Obligations:

Long-term obligations at September 30, 1998 and 1997 consisted of the following:

                                                      1998            1997
                                                  ------------    -----------
Revolving credit facility with a bank,
 interest payable monthly at the bank's
 base rate less 0.5% or LIBOR plus 1.75%,
 as selected by the Company (approximately
 7.50% at September 30, 1998; principal
 due February  2002                               $ 10,964,888    $ 8,122,086

FFH Revolving credit facility with a
 bank, interest payable monthly at the
 bank's base rate less 0.5% or LIBOR
 plus 2.00%, as selected by FFH
 (approximately 7.75% at September 30,
 1998); principal due February  2002                 3,361,355              -



7.    Long-term Obligations (continued):
                                                      1998            1997
                                                  ------------    -----------
Note payable to a bank, interest
 payable monthly at the bank's base
 rate less 0.5% or LIBOR plus 1.75%
 (approximately 7.50% at September 30,
 1998); principal payments of $85,096
 due monthly through November 2002;                  4,254,808              -

Nonrevolving line of credit,
 interest payable monthly (at rates
 ranging between 8.00% and 8.50% at
 September 30, 1998);  principal due
 in monthly installments through
 December 2001 collateralized by
 delivery vehicles                                     482,479        810,859

Obligations under capital lease, payable
 in monthly installments at 9.5% through
 April 2001 (Note 13)                                  143,298        189,917

                                                  ------------    -----------
                                                    19,206,828      9,122,862
Less current portion                                 3,439,169        332,338
                                                  ------------    -----------
                                                  $ 15,767,659    $ 8,790,524
                                                  ============    ===========

In March 1998, AMCON entered into a revolving credit facility with a bank (the "Facility") in order to obtain more favorable lending terms than those available under the prior revolving credit facility with another bank. The Facility increased the Company's borrowing limit from $10 million to $15 million and decreased the interest rate on borrowing to the lender's prime rate ("Prime") less 0.5% or LIBOR plus 1.75%, as selected by the Company. The Facility also provided for an additional $10 million facility to be collateralized by specific inventory and a $1.5 million facility to be used for transportation equipment purchases. Under the terms of the credit agreement, all of the Company's assets have been pledged as collateral to the lenders. Advances made under the Facility are limited to a "borrowing base" determined by various percentages of eligible accounts receivable and inventory. At September 30, 1998 and 1997, the unused portion of the credit agreement was $14,035,111 and $1,877,914, respectively. The Facility expires on February 25, 2002.

The Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the Facility. For fiscal 1999 and 1998, the Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of
1.1 to 1.0, an average annual debt service coverage ratio of 1.25 to 1.0 (1.50 to 1.0 after September 26, 1998), a debt to equity ratio of 4.0 to 1.0 and minimum tangible net worth of $4,500,000. In addition, the Company may not

7.    Long-term Obligations (continued):

pay dividends with respect to its Common Stock without the consent of the lender of the Facility. As of September 30, 1998 the Company was in compliance with all covenants under the Facility.

In March 1998, FFH entered into a revolving credit facility with a bank (the "FFH Facility") in order to obtain more favorable lending terms than those available under the prior revolving credit facility with another bank. The borrowings under the FFH Facility are secured by the assets of FFH and are guaranteed by the Company. The FFH Facility established a borrowing limit of $5 million and decreased the interest rate on the FFH Facility to Prime less 0.5% or LIBOR plus 2.00%, as selected by FFH. Advances made under the Facility are limited to a "borrowing base" determined by various percentages of eligible accounts receivable and inventory. As of September 30, 1998, FFH had borrowed approximately $3.4 million under the FFH Facility. FFH is required to pay a commitment fee of .25% of the unused amount of the commitment. The FFH Facility expires on February 25, 2002.

The FFH Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the FFH Facility. For fiscal 1999 and 1998, the FFH Facility includes covenants applicable to FFH that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of 1.5 to 1.0, an average annual debt service coverage ratio of 2.00 to 1.0, a debt to equity ratio of 4.0 to 1.0 and minimum tangible net worth of $2,000,000. In addition, the FFH may not pay dividends with respect to its Common Stock without the consent of the lender of the FFH Facility. As of September 30, 1998 the Company was not in compliance with the net worth covenant, however, the lender waived the covenant violation and subsequently amended the FFH Facility to reduce the net worth requirement.

In November 1997, the Company borrowed $4.5 million from a bank to finance the purchase of the common stock of FFH (the "Acquisition Loan"). The Acquisition Loan has a term of five years, bears interest at Prime less 0.5% or LIBOR plus 1.75%, as selected by the Company and requires monthly payments equal to accrued interest plus principal payments of $85,096, which began in August 1998. As of September 30, 1998, the outstanding balance of the Acquisition Loan was $4.3 million. The loan in collateralized by the common stock of FFH. In connection with the Acquisition Loan, an officer of the Company was paid $130,000 as compensation for a personal guarantee required by the lender. The personal guarantee was subsequently released during fiscal 1998.

The Company also maintains a $1,250,000 non-revolving line of credit with a bank used to finance the purchase of trucks and delivery equipment. The line of credit bears interest at two hundred basis points above the five-year U.S. Treasury Note rate on the date of each advance. As the Company takes advances, a note is drawn and is payable in monthly installments from 36 to 60 months. Advances against the non-revolving line of credit were $482,000 through September 30, 1998. The amount available on the non-revolving line of credit was $768,000 at September 30, 1998. The line of credit is secured by a first lien on the delivery vehicles purchased with the loan proceeds.


7.    Long-term Obligations (continued):

The above long-term obligations, excluding obligations under the capital lease, have the maturities as follows (See Note 13):

Year ending September 30
------------------------

          1999                      $  3,387,804
          2000                         1,182,865
          2001                         1,090,572
          2002                        13,232,090
          2003                           170,201
                                    ------------
                                    $ 19,063,532
                                    ============

$12,208,290 of borrowings under the revolving credit facilities have been classified as long-term based on expected borrowing levels. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 1998 and 1997.


8.    Preferred Stock:

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


9.    Other (Income) Expense:

Other (income) expense consisted of the following for the years ended September 30, 1998, 1997 and 1996:

                                  1998            1997            1996
                               ----------     -----------      ----------
Interest income               $   (61,398)    $   (42,671)     $  (52,102)
Dividends                         (14,941)        (13,909)         (8,658)
Rent income                       (24,880)        (14,462)        (12,462)
Royalties                         (41,710)        (34,568)        (34,628)
Gain on marketable
  securities and
  investments                     (29,420)        (99,831)       (324,244)
Gain from disposition
  of fixed assets                 (22,312)        (12,689)       (264,516)
Gain on sale of beer
  distributorship and
  distribution rights                   -      (1,102,205)              -
Other                             (81,626)        (32,398)           (218)
                              -----------     -----------      ----------
                              $  (276,287)    $(1,352,733)     $ (696,828)
                              ===========     ===========      ==========

9.    Other (Income) Expense (continued):

On October 4, 1996, the Company sold its beer distributorship for a purchase price of $2.4 million, subject to post-closing adjustments as defined in the Asset Purchase Agreement. The gain associated with disposition of the assets was $1,102,205. The Company then closed the Denver distribution facility.


10.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended September 30, 1998, 1997 and 1996 consisted of the following:

                                    1998            1997            1996
                                -----------     -----------      ----------
Current:
 Federal                        $ 1,325,618     $ 1,201,058      $  865,764
 State                              206,068         156,112          65,003
                                -----------     -----------      ----------
                                  1,531,686       1,357,170         930,767
                                -----------     -----------      ----------
Deferred:
  Federal                             9,735          (7,689)         34,215
  State                               1,432            (975)          2,737
                                -----------     -----------      ----------
                                     11,167          (8,664)        36,952
                                -----------     -----------      ----------
Provision for income
  taxes                         $ 1,542,853     $ 1,348,506      $  967,719
                                ===========     ===========      ==========

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended September 30, 1998, 1997 and 1996:

                                    1998            1997           1996
                                -----------     -----------     ----------
Tax at statutory rate           $ 1,326,353     $ 1,118,274     $  783,392
Amortization of
   goodwill                          42,742          14,255         21,300
Nondeductible business
  expenses                           26,351          15,207         17,504
State income taxes, net of
  federal tax benefit               156,551         102,397         44,708
Other                                (9,144)         98,373        100,815
                                -----------     -----------     ----------
                                $ 1,542,853     $ 1,348,506     $  967,719
                                ===========     ===========     ==========




10.    Income Taxes (continued):

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at September 30, 1998 and 1997 relate to the following:

                                                   1998             1997
                                                -----------      ----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   175,157     $    75,892
    Accrued vacation                                 64,785          29,896
    Net operating loss carryforwards                123,809          36,796
    Inventory                                       309,391          64,458
    Other                                                 -          16,174
                                                -----------      ----------
                                                    673,142         223,216
  Noncurrent:
    Net operating loss carryforwards                382,434         146,388
    Other liabilities                               166,693               -
    Other                                             8,437               -
                                                -----------      ----------
                                                    557,564         146,388
                                                -----------      ----------
            Total deferred tax assets           $ 1,230,706     $   369,604
                                                ===========      ==========
Deferred tax liabilities:
  Current:
    Unrealized gains on marketable
       securities                               $         -     $    32,412
    Excess book over tax on trade discounts         102,399          71,787
                                                -----------      ----------
                                                    102,399         104,199
                                                -----------      ----------
  Noncurrent:
    Excess tax over book depreciation               442,895         169,861
    Unrealized gains on available-for-sale
      investments                                   139,468         171,985

                                                -----------      ----------
                                                    582,363         341,846
                                                -----------      ----------
          Total deferred tax liabilities        $   684,762     $   446,045
                                                ===========      ==========

Net deferred tax assets (liabilities):
  Current                                       $   570,743     $   119,017
  Noncurrent                                        (24,799)       (195,458)
                                                -----------      ----------
                                                $   545,944     $   (76,441)
                                                ===========      ==========

The Company did not record any valuation allowances against deferred tax assets at September 30, 1998 or 1997 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the


10.    Income Taxes (continued):

acquisition of Sheya Brothers in 1993 and FFH in 1997. The utilization of the net operating loss related to Sheya Brothers of $398,000 at September 30, 1998 is limited (by Internal Revenue Code Section 382) to approximately $100,000 per year through 2002. The utilization of the net operating loss related to FFH of $919,000 at September 30, 1998 is limited (by Internal Revenue Code
Section 382) to approximately $232,000 per year through 2009.


11.    Profit Sharing Plan:

The Company has a profit sharing plan covering substantially all full-time employees. The Company makes contributions of not less than 1% of qualified employees' gross wages. Employees may also make additional voluntary contributions of which the first 6% contributed is matched 50% by the Company. The Company contributed $235,713, $143,098 and $196,552, (net of employee forfeitures) to the profit sharing plan during the years ended September 30, 1998, 1997, and 1996, respectively. Additionally, FFH contributed $5,296 to its profit sharing plan during the year ended September 30, 1998.


12.    Related Party Transactions:

In 1995, the Company made an advance of $125,000 to an officer of the Company. The note was paid in full in December 1997. The balance of the note receivable, plus accrued interest was $130,795 at September 30, 1997. Total interest recognized on the advance was $1,980 and $11,100 in fiscal 1998 and 1997, respectively.

The Company was charged $60,000 by AMCON Corporation, the former parent of the Company for each of the years ended September 30, 1998, 1997 and 1996, as consideration for office rent and management services, which is included in selling, general and administrative expenses.

The remaining interest in a condominium and furnishings and related mortgage loan, was transferred from AMCON Corporation to the Company in 1992, as partial settlement of intercompany balances. The condominium is used by the Company in furtherance of its business strategies. Under a profit sharing agreement with AMCON, the greater of $400,000 of the net gain or one-half of the net gain from the ultimate sale of the real estate will be allocated to AMCON. The Company estimates the amount of gain payable to AMCON had the real estate sold on September 30, 1998 would have been $500,000.


13.    Commitments:

The Company leases certain office equipment under a capital lease. The carrying value of these assets was $143,218 and $189,917 as of September 30, 1998 and 1997, respectively, net of accumulated amortization of $110,642 and $63,943.

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during the years ended September 30, 1998, 1997 and 1996 under such lease agreements was


13.    Commitments (continued):

$2,138,042], $644,753 and $731,944, respectively.  As of September 30, 1998, minimum future lease commitments are as follows:

     Year ending September 30,
                                                 Capital          Operating
                                                  Lease             Leases
                                                ----------       ------------
      1999                                      $   62,735       $  1,991,940
      2000                                          62,735          1,784,233
      2001                                          36,590          1,601,712
      2002                                               -          1,333,269
      2003                                               -
      Thereafter                                         -          3,318,820
                                                ----------       ------------
      Total minimum lease payments                 162,060       $ 10,029,974
      Less amount representing interest             18,762       ============
                                                ----------
      Present value of net minimum
        lease payments                          $  143,298
                                                ==========


14.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan"). The maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan is 300,000. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. On December 15, 1995, options to purchase 22,000 shares of common stock were issued to management employees at an exercise price of $2.78. On September 27, 1996, such options were canceled and reissued at an exercise price of $1.63. On November 10, 1997, options to purchase 140,000 shares of common stock were issued to management employees at exercise prices of $2.88 and $3.16. At September 25, 1998, 42,000 options were fully vested and exercisable. In addition, options to purchase 30,000 shares of common stock were issued to certain directors at an exercise price of $2.88. These options were not issued pursuant to the Stock Option Plan. The options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined on the fair value at the grant date for awards issued in or subsequent to 1995 consistent with the provisions of SFAS 123, the Company's net income and earnings per share on a pro forma basis would have been as follows:


14.    Stock Option Plan (continued):

                                          1998         1997          1996
                                      -----------   -----------   -----------
   Net income - as reported           $ 2,358,187   $ 1,940,534   $ 1,253,041
   Net income - pro forma             $ 2,293,014   $ 1,940,534   $ 1,240,451
   Basic EPS - as reported            $      0.96   $      0.79   $      0.51
   Basic EPS - pro forma              $      0.93   $      0.79   $      0.51
   Diluted EPS - as reported          $      0.93   $      0.79   $      0.51
   Diluted EPS - pro forma            $      0.90   $      0.79   $      0.51

The above pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 1.8% for 1998 and 0% for 1996; expected volatility of 60.30% for 1998 and 58.91% for 1996; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 5.90% for 1998 and 6.74% for 1996; and expected lives of 5 to 10 years.

The table below summarizes information about stock options outstanding as of the following fiscal year ends:

                                            September 30, 1998    September 30, 1997    September 30, 1996
                                            ------------------    ------------------    ------------------
                                                 Weighted              Weighted              Weighted
                                             Average Exercise      Average Exercise      Average Exercise
                                            ------------------    ------------------    ------------------
                                              Shares    Price       Shares    Price       Shares    Price
                                            ---------  -------    ---------  -------    ---------  -------
   Outstanding at beginning of period          16,000    $1.63       22,000    $1.63            -        -
   Granted                                    170,000     2.95            -        -       44,000    $2.21
   Exercised                                        -        -       (4,000)   $1.63            -        -
   Forfeited/Expired                           (4,000)   $2.26       (2,000)   $1.63      (22,000)   $2.78
                                            ---------  -------    ---------  -------    ---------  -------
   Outstanding at end of period
                                              182,000    $2.84       16,000    $1.63       22,000    $1.63
                                            =========  =======    =========  =======    =========  =======

   Shares available for options
     that may be granted                      144,000               280,000               278,000
                                            =========             =========             =========
   Weighted-average grant date fair value
     of options granted during the
     period - exercise price equals stock
     market price at grant                               $1.71                                       $1.08
                                                       =======                                     =======

   Weighted-average grant date fair value
     of options granted during the
     period - exercise price exceeds stock
     market price at grant                               $1.38
                                                       =======




14.    Stock Option Plan (continued):

The following summarizes options outstanding at September 30, 1998:

                                                                        Exercisable
                                                                -----------------------------
  Exercise      Number      Weighted-Average  Weighted-Average    Number     Weighted-Average
    Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
-------------  -----------  ----------------  ----------------  -----------  ----------------

   $1.63          14,000        7.3 years           $1.63          14,000           $1.63
$2.88 - $3.16    168,000        9.1 years           $2.94          40,000           $2.99



15.  Subsequent Events

On November 20, 1998, FFH purchased all of the outstanding stock of U.S. Health Distributors, Inc. ("USHD"), a distributor of health and natural foods based in Melbourne, FL, for $1.1 million in cash. The acquisition was funded by a $1.1 million five and one-half year term loan from a bank. The loan bears interest at Prime less 0.5%, requires payments of interest only for the first six months and monthly principal payments for the term of the loan. The loan is collateralized by the common stock of USHD.



DIRECTORS AND CORPORATE OFFICERS



DIRECTORS

William F. Wright
Chairman

Kathleen M. Evans
President

Jerry Fleming
President of
Food For Health Company, Inc.

J. Tony Howard /2/
President of Nebraska Distributing Company

Allen D. Petersen /1/
Chairman and Chief Executive Officer of
American Tool Companies, Inc.

Timothy R. Pestotnik /1/
Partner with the law firm
Luce Forward Hamilton & Scripps

William R. Hoppner /2/
Consultant

/1/ Audit Committee
/2/ Compensation Committee





CORPORATE OFFICERS

William F. Wright
Chairman

Kathleen M. Evans
President

Jerry Fleming
President of
  Food For Health Company, Inc.

Michael D. James
Secretary, Treasurer and
   Chief Financial Officer





AMCON DISTRIBUTING COMPANY


CORPORATE HEADQUARTERS
AMCON Distributing Company
10228 L Street
Omaha, Nebraska  68127
(402) 331-3727


TRANSFER AGENT
First National Bank of Omaha
One First National Center
Omaha, Nebraska  68102-1596


INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
1299 Landmark Center
Omaha, Nebraska  68102


ANNUAL STOCKHOLDERS' MEETING
Thursday, March 18, 1999
9:00 a.m.
Four Points Sheraton Hotel
Omaha, Nebraska 68137


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


STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the NASDAQ SmallCap Market. The symbol for the Common Stock is "DIST".


WEB SITE
http://www.amcon-dist.com






REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of AMCON Distributing Company:

Our report on the financial statements of AMCON Distributing Company is included in this Form 10-K. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in Item 14 for the years ended September 30, 1998, 1997 and 1996.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



PRICEWATERHOUSECOOPERS LLP
Omaha, Nebraska
November 20, 1998


                                      S-1





                              AMCON Distributing Company
                             Financial Statement Schedule


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
-----------------------------------------------

                                                                         Net
                                                                       Amounts
                           Balance at          Provision    Other   (Written Off)         Balance at
   Description         Beginning of Period     (Benefit)     /1/      Recovered          End of Period
------------------    ---------------------    ---------   -------  -------------    -----------------------
Allowance for
 doubtful accounts    Oct 1, 1995   177,331        3,836      -         14,794       Sep. 30, 1996   195,961
                      Oct 1, 1996   195,961       11,357      -         (1,069)      Sep. 30, 1997   206,249
                      Oct 1, 1997   206,249      386,630   339,545    (471,671)      Sep. 30, 1998   460,753

Allowance for
 inventory
 obsolescence         Oct 1, 1995         -            -      -              -       Sep. 30, 1996         -
                      Oct 1, 1996         -       30,000      -              -       Sep. 30, 1997    30,000
                      Oct 1, 1997    30,000      253,864    76,000     (30,000)      Sep. 30, 1998   329,864



     /1/ Recorded as a result of the acquisition of Food For Health Co., Inc.

                                                  S-2