Form 10-K, Exhibit 13
period 1999-09-30
AMCON DISTRIBUTING CO
filed 1999-12-23
CIK 928465

EXHIBIT 13.1

                          Annual Report to Stockholders
                            for the Fiscal Year Ended
                               September 30, 1999


TO OUR SHAREHOLDERS:

For fiscal year 1999, your Company reported record sales and record net income for the fourth consecutive year. Sales increased 31% over comparable year sales. Net income per share increased 59% over comparable year net income per share. We, at AMCON, are extremely proud of this. At the same time, we recognize that diligent effort is required in the current fiscal year to continue growth. We have "set the bar high", but will not be deterred from continuing our efforts for success in the future.

We recognize that part of our sales and earnings for the fiscal year 1999 were aided by extraordinary price increases in some of our basic products. Similar price increases of the magnitude experienced last year are not anticipated in the present fiscal year. This means that, for the present fiscal year, we must not only make up for those price increases but must also work hard in all areas to continue our growth. Hopefully, some of that growth can be achieved through strategic acquisitions. The rest must come from growth in our core businesses. We have accomplished that in the past through the dedicated efforts of all of our people at AMCON Distributing and Food For Health and its subsidiaries. We believe that we can continue to achieve results through the dedication and efforts of our people who continue to be your Company's greatest assets.

As our success continued through last year, our Board of Directors determined it was appropriate to return more of our earnings to you, our shareholders.
In December of last year, a $0.02 per share dividend was declared by the Board. The $0.02 per share dividend continued thereafter on a quarterly basis. Our Board has now determined that the dividend should be increased to $0.03 per share on a quarterly basis. Although we cannot predict the future, nor can we guarantee continuation, it is our hope that dividends will continue with regularity.

In December of this year, our Board also declared a 10% stock dividend. This means that, for every 10 shares held by a shareholder, an additional one share will be received as a dividend. Our hope in declaring the stock dividend is to increase the number of shares in our Company that are publicly traded. As the number of shares that are publicly traded grows, we hope to achieve a market value that, in our opinion, will more accurately reflect the true value of our Company.

                            FINANCIAL REVIEW

Our new sales record of $385.5 million (a 31% increase over our previous annual record) was achieved through the twin engines of growth: growth of our core businesses; and the addition of companies through acquisition. As noted earlier, per share income for the year increased 59% (versus the 31% increase in sales). We believe that this shows success in our efforts to not only grow the Company but make the Company more efficient and profitable. We will endeavor to maintain this trend in the future.

                                 STRATEGIES

We continue to seek out opportunities for acquisition both in the traditional distribution business and in the health food sector.

This last fiscal year, we acquired all of the stock of Chamberlin's Natural Food, Inc. and Health Food Associates, Inc. ("Akin's"). Both Chamberlin's and Akin's are retail chains selling in the health food segment. Chamberlin's, headquartered in Orlando, Florida, operates 7 health and natural food and product stores in the Orlando area and was designated last year by an industry trade publication as the #1 health food retail chain in America. Akin's, headquartered in Tulsa, Oklahoma, is a highly acclaimed chain of 6 health and natural product stores located in Topeka, Kansas; Springfield, Missouri; Lincoln, Nebraska; Oklahoma City, Oklahoma; and Tulsa, Oklahoma (2). We encourage all of our shareholders and friends to visit these locations when you are in the area. We are certain that these stores and the people working there will make you proud to be associated with our Company.

As always, both of us are interested in hearing from you with any questions, suggestions or comments. As you undoubtedly can tell, we are excited about our future. We appreciate the continuing support you, our shareholders, give us. We appreciate the support of our suppliers and customers and, as mentioned earlier, we appreciate the efforts of every single one of our employees - they are AMCON.





William F. Wright                    Kathleen M. Evans
Chairman                             President

SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from the Company's audited financial statements. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

                               (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,           1999         1998         1997         1996         1995
--------------------------------------------------------------------------------------------------------
Sales...................................  $ 385,501    $ 294,281    $ 178,991    $ 176,145    $ 169,790

Cost of sales...........................    343,021      262,633      159,435      155,885      149,756
                                          ---------    ---------    ---------    ---------     --------
Gross profit............................     42,480       31,648       19,556       20,260       20,034

Operating expense.......................     34,615       26,209       16,753       17,504       17,183
                                          ---------    ---------    ---------    ---------    ---------

Income from operations..................      7,865        5,439        2,803        2,756        2,851

Interest expense........................      1,755        1,814          867        1,149        1,543

Other (income) expense, net.............        (72)        (276)      (1,353)        (697)        (228)
                                          ---------    ---------    ---------    ---------    ---------
Income before income taxes                    6,182        3,901        3,289        2,304        1,536

Income taxes                                  2,346        1,543        1,348          968          614
                                          ---------    ---------    ---------    ---------    ---------

Net income..............................      3,836        2,358        1,941        1,336          922

Accretion of preferred stock /1/ .......          -            -            -          (83)        (100)
                                          ---------    ---------    ---------    ---------    ---------
Net income..............................  $   3,836    $   2,358    $   1,941    $   1,253    $     822
                                          =========    =========    =========    =========    =========

Earnings per common and common
  equivalent share attributable
  to common shareholders:

  Basic:                                  $    1.55    $    0.96    $    0.79    $    0.51    $    0.33
                                          =========    =========    =========    =========    =========

  Diluted:                                $    1.48    $    0.93    $    0.79    $    0.51    $    0.33
                                          =========    =========    =========    =========    =========


Weighted average shares outstanding:
  Basic................................   2,479,902    2,458,062    2,447,782    2,445,903    2,478,047
  Diluted..............................   2,595,836    2,535,451    2,451,462    2,445,903    2,478,047



                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,               1999         1998         1997         1996         1995
--------------------------------------------------------------------------------------------------------
Working capital  .......................  $  18,737    $  18,474    $  11,158    $  11,572    $  12,098

Total assets............................     68,589       39,644       23,497       23,026       22,919

Long-term obligations and subordinated
 debt /2/...............................     38,129       19,207        9,123       10,245       12,705

Shareholders' equity....................     13,258 /4/    9,605        7,208 /3/    6,621        5,122

------------------------
     /1/ Preferred stock valued at $1,000,000 was issued in partial payment for repurchase of warrants which were originally issued in conjunction with a $4 million loan made in 1989 by MLBC Inc. to AMCON. The Company had the right to redeem the preferred stock at any time after April 1, 1996 for $1,200,000. The preferred stock accreted to the redemption price in lieu of cash dividends and was redeemed in December 1996.

     /2/ Includes current portion of long-term obligations and subordinated debt.

     /3/ Reflects redemption of preferred stock described in footnote 1 above for $1,200,000 in December 1996.

     /4/   Includes dividends paid of $198,392.


SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended September 30, 1999. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report.

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30, 1999          Fourth         Third         Second         First
--------------------------------------------------------------------------------------------------------
Sales...................................     $109,501       $103,651       $90,040       $82,309

Gross profit............................       11,814         10,665         9,353 /1/    10,646 /1/

Income before taxes.....................        1,001          1,360         1,425         2,395

Net income..............................          682            850           861         1,443

Earnings per common and common
 equivalent share:

 Basic:                                      $   0.27       $   0.34       $  0.35       $  0.58
                                             ========       ========       =======       =======

 Diluted:                                    $   0.26       $   0.33       $  0.34       $  0.56
                                             ========       ========       =======       =======

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30, 1998          Fourth         Third         Second         First
--------------------------------------------------------------------------------------------------------
Sales...................................     $ 82,735       $ 77,651       $68,946       $64,949

Gross profit............................        8,733          8,338         7,412         7,166

Income before taxes.....................        1,104          1,236           406         1,155

Net income..............................          664            754           268           672

Earnings per common and common
 equivalent share:

 Basic:                                      $   0.27       $   0.31       $  0.11       $  0.27
                                             ========       ========       =======       =======

 Diluted:                                    $   0.26       $   0.29       $  0.11       $  0.27
                                             ========       ========       =======       =======


     /1/ Gross profit in the first and second quarters include margin from a significant cigarette price increase which took affect during the first quarter.

Quarterly earnings are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.


MARKET FOR COMMON STOCK

The Company's Common Stock trades on the NASDAQ SmallCap Market under the symbol "DIST". The following table reflects the range of the high and low prices per share of the Company's Common Stock reported by NASDAQ for the years ended September 24, 1999 and September 25, 1998. These quotations represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent market transactions. As of December 10, 1999, the Company had approximately 1,000 holders of record of its shares and the Company believes that approximately 1,600 additional persons hold shares beneficially.

                                                     COMMON STOCK
                                                 ---------------------
                                                  HIGH           LOW
                                                 ------         ------
Year ended September 24, 1999:
    4th Quarter                                  $10.00         $ 7.38
    3rd Quarter                                   10.25           6.00
    2nd Quarter                                    8.50           5.69
    1st Quarter                                    8.13           4.25

Year ended September 25, 1998:
    4th Quarter                                  $ 8.25         $ 6.00
    3rd Quarter                                    9.75           4.25
    2nd Quarter                                    5.25           3.25
    1st Quarter                                    4.38           2.75

During the fiscal year ended September 24, 1999, the Board of Directors declared cash dividends of $0.02 per share per quarter or $0.08 per share for the year. In December 1999, the Board of Directors declared a $0.03 per share cash dividend and a special 10% stock dividend. The Board of Directors will evaluate payment of future dividends at their regular meetings. In addition to possible dividends in the future, retained earnings will be used to finance acquisitions of other distributing and retail companies, develop new products, expand markets and for other corporate purposes. The payment of dividends requires the prior approval of the lender under various borrowing arrangements entered into by the Company.

On September 27, 1996, AMCON issued options to purchase 22,000 shares of its common stock to management employees at an exercise price of $1.63. On November 10, 1997, options to purchase 140,000 shares of common stock were issued to management employees at exercise prices of $2.88 and $3.16. During fiscal 1999, options to purchase 95,000 shares of common stock were issued to management employees at exercise prices between $6.75 and $9.90. At September 24, 1999, options to acquire 120,200 shares of common stock were fully vested and exercisable.

In November 1997, AMCON issued options to acquire 30,000 shares of its common stock at an exercise price of $2.875 per share. The options were issued to two independent directors of the Company as consideration for past service to the Company. The options have a termination date of November 10, 2007 and vest over a three year period. In December 1998, options to acquire 20,000 shares of AMCON's stock were issued to the Company's four independent directors at an exercise price of $6.75 per share. The options were fully vested at the date of grant. In June 1999, AMCON issued options to acquire 8,000 shares of its common stock to its four independent directors at an exercise price of $9.00 per share. The options were fully vested at the date of grant. At September 24, 1999, 46,000 options issued to independent directors were fully vested and exercisable.


MANAGEMENT'S DISCUSSION AND ANALYSIS

AMCON Distributing Company (together with its wholly-owned subsidiary, Food For Health Co., Inc. and its wholly-owned subsidiaries, U.S. Health Distributors, Inc., Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc.) operates 9 distribution centers and 13 retail health food stores in the Great Plains, Rocky Mountain, Western and Southern regions of the United States. As used herein, unless the context indicates otherwise, the term "ADC" means the separate company operations or "traditional distribution business" of AMCON Distributing Company, the term "FFH" means the "natural food distribution business" of Food For Health Co., Inc. and its wholly-owned subsidiary, U.S. Health Distributors, Inc. ("USHD"). The terms "CNF" and "HFA" represent the "retail health food stores" operated by Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc., respectively, both wholly-owned subsidiaries of FFH, and the term "AMCON" or the "Company" means AMCON Distributing Company and its subsidiaries.

AMCON's fiscal year ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 24, 1999, September 25, 1998 and September 26, 1997. Each fiscal year was comprised of 52 weeks.


RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Income Statement as a percentage of sales for the fiscal years ended September 30, 1999, 1998, and 1997:

                                                 Fiscal Year Ended September 30,
                                                 -------------------------------

                                                   1999        1998       1997
                                                 --------    --------   --------
Sales..........................................    100.0%      100.0%     100.0%

Cost of sales..................................     89.0        89.3       89.1
                                                 -------     -------   --------

Gross profit...................................     11.0        10.7       10.9

Selling, general and
   administrative expense......................      8.5         8.5        8.9

Depreciation and amortization..................      0.5         0.4        0.5
                                                 -------     -------   --------

Income from operations.........................      2.0         1.8        1.5

Interest expense...............................      0.5         0.6        0.5

Other (income) expense, net....................     (0.1)       (0.1)      (0.8)  /1/
                                                 -------     -------   --------

Income before income taxes.....................      1.6         1.3        1.8

Income tax expense.............................      0.6         0.5        0.7
                                                 -------     -------   --------

Net income                                           1.0%        0.8%       1.1%
                                                 =======    ========   ========

     /1/ Other income of $1.4 million or 0.8% of sales for the fiscal year ended September 30, 1997 was generated primarily by the gain associated with the sale of the Denver beer distributorship of $1.1 million or 0.6% of sales.



YEAR ENDED SEPTEMBER 30, 1999 VERSUS YEAR ENDED SEPTEMBER 30, 1998. Sales for the year ended September 30, 1999 increased 31% to $385.5 million, compared to $294.3 million for the year ended September 30, 1998. Sales from the traditional distribution business through September 30, 1999 were $72.8 million over the prior year. Component increases were as follows: Cigarette sales increased approximately $65.5 million over the prior year (approximately 61% was due to price increases over the past 12 months and the balance was due to increased volume). Sales of non-cigarette products increased by $7.3 million primarily due to increased volume. Sales from the health and natural foods distribution business increased by $11.4 million. This increase was partially due to $5.8 million of sales generated by USHD which was acquired by FFH in November 1998. Additionally, since FFH was acquired mid-way through the first quarter of fiscal 1998, FFH's sales in the first quarter of 1999 were approximately $4.1 million greater than the prior year. New sales generated by the retail health food stores acquired by FFH during fiscal 1999 totaled $7.0 million. CNF, acquired on March 29, 1999, contributed $6.4 million of new sales and HFA, acquired on September 15, 1999, contributed $569,000 of new sales.

Gross profit increased 34.2% to $42.5 million for the year ended September 30, 1999 compared to $31.6 million for the prior fiscal year. Gross profit as a percent of sales increased to 11.0% for the period compared to 10.7% for the year ended September 30, 1998. The increases in gross profit and gross profit percentage were primarily attributable to a substantial cigarette price increase during the first quarter of the year which resulted from a settlement that was reached between the major tobacco manufacturers and the various states that had filed liability suits against the industry. This unusual price increase accounted for approximately $4.2 million in gross margin for the year ended September 30, 1999 versus $1.5 million in the prior year. It is expected that profit margins in fiscal 2000 and thereafter will return to historical levels. Gross margin from the distribution businesses operated by ADC and FFH increased by $5.2 million due to increases in volume and an additional 6 weeks of operations by FFH, which was acquired in mid-November 1997. In addition, gross profit generated by USHD and the retail businesses, CNF & HFA, which were acquired during the current fiscal year, was $4.5 million. These increases in gross profit were partially offset by a $2.0 million LIFO inventory adjustment during the second, third and fourth quarters.

While sales of cigarettes have increased consistently over the past six years, sales of the Company's private label cigarettes have declined. Since 1993, when cigarette manufacturers substantially reduced the price of premium brand cigarettes, the premium cigarette brands have thrived at the expense of most generic brands. Also, cigarette price increases since 1993 have been identical for both premium and the Company's generic brands. In November 1998, an announcement was made that a settlement had been reached between the major tobacco manufacturers and the various states that had filed liability suits against the industry. Immediately thereafter, the major cigarette manufacturers increased the price of cigarettes by 30 - 35% on both premium and generic brands, including the Company's private label brand. In late August 1999, prices charged by manufacturers were again increased another
9 - 11%, in advance of the scheduled increase in federal excise tax of $1.00 per carton effective on January 1, 2000. As a result, management anticipates the volume of the Company's private label cigarettes will continue to decline over the next few years. The gross profit derived from sales of the Company's private label cigarettes was $549,000 less in fiscal 1999 than in fiscal 1998. Management estimates that gross profit from private label cigarettes sales could decrease by another $300,000 to $500,000 in fiscal 2000.

For the year ended September 30, 1999, total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, increased 32.1% to $34.6 million compared to fiscal 1998. The increase was partially due to expenses attributable to USHD, CNF and HFA, which were acquired during fiscal 1999. These subsidiaries accounted for $4.4 million of the increase in operating expenses. In addition, since FFH was purchased midway through the first quarter of fiscal 1998, FFH's operating expenses in the prior year represent approximately 88% of a full 12 month period. As a result, FFH's operating expenses were approximately $1.0 million greater in 1999 than 1998. The remaining increase in operating expenses was due to additional expenses incurred by ADC to support increased volume for the year. As a percentage of sales, total operating expense increased to 9.0% from 8.9% during the same period in the prior year. This increase was primarily due to the acquisition of USHD, CNF and HFA, whose operating expenses as a percent of sales are much higher than AMCON's historical average.

As a result of the above, income from operations for the fiscal year ended September 30, 1999 increased by $2.4 million to $7.9 million.

Interest expense for the fiscal year ended September 30, 1999 decreased 3.3% to $1.75 million compared to $1.81 million during the prior year. The decrease was primarily due to a 40 to 80 basis point reduction in the average borrowing rate during the year ended September 30, 1999 combined with a $1.4 million reduction in the average amount borrowed by ADC. These factors more than offset an increase in the average amount borrowed by FFH during the year to finance internal growth and the acquisition of USHD.

Other income for the year ended September 30, 1999 of $72,000 was generated by gains associated with the sale of fixed assets, royalty payments, miscellaneous industry promotional income and dividends received on investment securities. Other income for the year ended September 30, 1998 of $276,000 was generated from similar activities as well as the gain associated with the sale of marketable securities.

As a result of the above factors, net income for the fiscal year ended September 30, 1999 was $3,835,529 compared to $2,358,186 for fiscal 1998.

The distribution industry is in a state of consolidation as intense competition and pressure on profit margins continue to affect both large and small distributors. The retail natural foods industry is highly fragmented, with more than 9,000 stores operated independently or as part of small chains. The two leading natural food chains continue to expand their geographic markets and acquire smaller independent competitors. In addition, conventional supermarkets and mass market outlets have also begun to increase their emphasis on the sale of natural products. This business climate subjects operating income to a number of factors which are beyond the control of management, such as competing retail stores opening in close proximity to the Company's retail stores. While the Company sells a diversified product line, it remains dependent on cigarette sales which represented approximately


65% of its revenue and 40% of its gross margin in fiscal 1999. Changes in manufacturers' cigarette pricing affects the market for generic and private label cigarettes and net income is heavily dependent up on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of other distributing companies and retail stores in similar business lines and further sales of assets that are no longer essential to its primary business activities such as investments in equity securities.

Investments in equity securities at September 30, 1999 and 1998 consisted primarily of 83,000 shares of Consolidated Water Company Limited ("CWC," formally Cayman Water Company Limited), a public company which is listed on NASDAQ. The Company's basis in the securities is $151,000 and the fair market value of the securities was $540,000 and $508,000 on September 30, 1999 and September 30, 1998, respectively. The unrealized gain on CWC shares was approximately $389,000 and $358,000 on September 30, 1999 and 1998, respectively. The fair market value of the CWC shares on December 10, 1999 was $539,500.

YEAR ENDED SEPTEMBER 30, 1998 VERSUS YEAR ENDED SEPTEMBER 30, 1997. Sales for the year ended September 30, 1998 increased 64.4% to $294.3 million, compared to $179.0 million for the year ended September 30, 1997. Sales attributable to the new St. Louis distribution center, which was purchased in October 1997, and to FFH, a distributor of health and natural food products, which was purchased in November 1997, were $76.3 million, of which $36.2 million related to cigarette sales. Excluding the effects of these acquisitions, sales from the traditional distribution business increased by 21.8% or $39.0 million over the prior year. Component increases were as follows: Cigarette sales increased approximately $31.7 million over the prior year, with approximately $13.3 million due to price increases and $18.4 million due to increased volume. Sales of other products increased by $7.2 million primarily due to increased volume. There were no sales of beer products during the fiscal year ended September 30, 1998 due to the sale of the Denver beer distributorship in October 1996. This accounted for a $538,000 decrease in sales of beer products as compared to the prior year.

Gross profit increased 61.8% to $31.6 million for the fiscal year ended September 30, 1998 compared to $19.6 million for the prior fiscal year. The increase in gross profit was primarily attributable to the new St. Louis distribution center and FFH which accounted for $10.1 million of the $12.1 million increase in gross profit for the year. Cigarette price increases during the fiscal year accounted for an additional $485,000 in gross profit as compared to the prior year and partially offset a decrease of $935,000 in purchase discounts received from cigarette manufacturers.

Gross profit as a percent of sales declined slightly from 10.9% in fiscal 1997 to 10.7% in fiscal 1998. The decline was due to a decrease of approximately 1.8% in profit margin from the Company's traditional distribution business resulting from a large increase in sales of lower-margin products (principally cigarettes) primarily in the Company's new St. Louis market. Because of lower margins realized on cigarettes, a large increase in cigarette sales adversely affected the profit margin percentage. The decrease in profit margin was also attributable to a reduction in purchase discounts received from cigarette manufacturers which had the effect of increasing the cost of goods sold for cigarettes. Purchase discount programs vary by manufacturer and, although all of the purchase discount programs offered by cigarette manufacturers are computed on a cents-per-carton-sold basis, the criteria necessary for meeting higher purchase discount brackets, such as market share by cigarette category, vary from year to year as well. Therefore, it is possible to have increased sales in certain product categories, but receive less purchase discounts.
This was the case for the Company in fiscal 1998. The decline in profit margin from the Company's traditional distribution business was substantially offset by additional profit margin realized by FFH, which added approximately 1.6% to the Company's profit margin percentage. In general, FFH products have a higher profit margin than cigarettes and many of the Company's other products.

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

Interest expense for the fiscal year ended September 30, 1998 increased 109.2%, or $947,000, compared to the prior fiscal year. The increase was primarily due to a new $4.5 million acquisition loan utilized to purchase FFH, a $5.3 million increase in the average amount borrowed under the Company's revolving credit facility with a bank during fiscal 1998, and interest expense of $249,000 associated with FFH's revolving credit facility. The Company's revolving credit facility was also utilized to finance the acquisition of the new St. Louis distribution center, the expansion of the Bismarck, ND distribution center, and to finance an increase in inventory during the period.

Other income of $276,000 for the fiscal year ended September 30, 1998 was generated from gains on the sale of marketable securities and fixed assets, royalty payments associated with the sale of the Denver non-alcoholic beverage business, and rent and interest income. Other income of $1.4 million for the fiscal year ended September 30, 1997 was generated primarily by the gain associated with the sale of the Denver beer distributorship of $1.1 million.

As a result of the above factors, net income for the fiscal year ended September 30, 1998 was $2,358,186 compared to $1,940,534 for fiscal 1997.






LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended September 30, 1999, AMCON utilized cash flow in operating activities to finance increases in accounts receivable due to the significant increase in the selling price of cigarettes and to support increases in non-tobacco related inventory from both traditional and health food businesses. Additionally, cash was provided by operating activities through increased accounts payable related to the increases in inventory.
Cash was utilized in investing activities during the fiscal year to purchase the common stock of USHD in November 1998, to purchase the common stock of CNF in April 1999, and to purchase the common stock of HFA in September 1999 for $1.3 million, $2.2 million and $3.4 million, respectively. In addition, cash was utilized to repay CNF's existing short and long-term debt of $2.8 million. Cash was provided by financing activities through increases in the FFH revolving credit facility of $1.9 million, from term notes to finance the purchase of USHD and HFA totaling $11.1 million, and through increases in ADC's revolving credit facility to finance the purchase of CNF and HFA of $8.9 million. Cash of $149,000 was also used to pay dividends to common shareholders.

The Company makes capital expenditures primarily for equipment for its distribution facilities including computers, delivery vehicles and warehouse equipment. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operations approximated $2,373,000 and $688,000 for the fiscal years ended September 30, 1999 and 1998, respectively. Capital expenditures during those periods equaled approximately $762,000 and $782,000, respectively. The remaining cash provided by operations was applied to debt service. The Company anticipates that capital expenditures during fiscal 2000 will be approximately $850,000 and will be used for the purposes stated above.

The Company had working capital of approximately $18.7 million as of September 30, 1999. The Company's ratio of debt to equity was 4.17 at September 30, 1999 compared to 3.13 at September 30, 1998.

AMCON maintains two revolving credit facilities, the ADC revolving credit facility (the "Facility") and the FFH revolving credit facility (the "FFH Facility"). The Facility was amended in September 1999 to increase the primary borrowing limit from $20 million to $25 million and remove the additional $10 million facility which was collateralized by specific inventory. The Facility allows ADC to borrow up to $25 million at any time, subject to eligible accounts receivable and inventory requirements, and provides for an additional $1.5 million facility to be used for transportation equipment purchases. The Facility bears interest at the bank's base rate ("Prime") less 0.5% or LIBOR plus 1.75%, as selected by ADC. As of September 30, 1999, ADC had borrowed approximately $18.3 million under the Facility.
The Facility is collateralized by all equipment, general intangibles, inventories and accounts receivable, and with a first mortgage on the owned distribution center. The Facility expires on February 25, 2002.

The Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the Facility. For fiscal 2000 and 1999, the Facility includes covenants that (i) restrict the incurrence of additional debt, (ii)

restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of
1.1 to 1.0, an average annual debt service coverage ratio of 1.50 to 1.0, a debt to equity ratio of 4.0 to 1.0 (excluding debt associated with the acquisition of FFH) and minimum tangible net worth of $4,500,000. In addition, AMCON may not pay dividends with respect to its Common Stock without the consent of the lender of the Facility. In December 1998, AMCON received consent to pay cash dividends of up to $0.02 per share per quarter.

The FFH Facility, which includes a separate revolving line of credit of up to $1.0 million for USHD, was amended in November 1999 to increase the amount provided for maximum borrowings from $6 million to $8 million. Borrowings under the FFH Facility are collateralized by the assets of FFH and are guaranteed by AMCON. Amounts under the FFH Facility bear interest at Prime less 0.5% or LIBOR plus 2.00%, as selected by FFH. A commitment fee of .25% of the annual average unutilized amount of the commitment is required. As of September 30, 1999, FFH had borrowed approximately $5.3 million under the FFH Facility. The FFH Facility expires on February 25, 2002.

The FFH Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the FFH Facility. For fiscal 2000 and 1999, the FFH Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including a debt to equity ratio of 4.0 to 1.0 and minimum tangible net worth of $200,000. In addition, FFH may not pay dividends with respect to its Common Stock without the consent of the lender of the FFH Facility. As of September 30, 1999, FFH was not in compliance with the debt to equity ratio or the net worth covenant due to the acquisition of HFA in September 1999. However, FFH received waivers from the lender for these covenant violations at September 30, 1999.

In November 1997, AMCON borrowed $4.5 million from a bank to finance the purchase of the common stock of FFH (the "Acquisition Loan"). The Acquisition Loan has a term of five years, bears interest at Prime less 0.5% or LIBOR plus 1.75%, as selected by AMCON, and requires monthly payments equal to accrued interest plus principal payments of $85,096, which began in August 1998. As of September 30, 1999, the outstanding balance of the Acquisition Loan was $3.2 million.

On November 20, 1998, FFH purchased all of the outstanding stock of U.S. Health Distributors, Inc. ("USHD"), a distributor of health and natural foods based in Melbourne, FL, for $1.3 million in cash. The acquisition was funded by a $1.1 million five and one-half year term loan from a bank (the "USHD Acquisition Loan"). The loan bears interest at Prime less 0.5%, requires payments of interest only for the first six months and monthly principal payments for the term of the loan. The loan is collateralized by the common stock of USHD. As of September 30, 1999, the outstanding balance of the USHD Acquisition Loan was $1.0 million.

In January 1999, ADC utilized proceeds from the Facility to satisfy its obligation associated with a $1,250,000 non-revolving line of credit with a bank which was used to finance the purchase of trucks and delivery equipment.

In March, 1999, FFH, purchased all of the outstanding stock of CNF (d/b/a Chamberlin's Market & Cafe), a chain of six health and natural food product retail stores based in Winter Park, Florida, for $2.2 million in cash. The acquisition was funded through borrowings on the Facility. In addition, CNF's existing short and long-term debt of $2.8 was paid in full through borrowings under the Facility.

In September, 1999, FFH purchased of all of the outstanding stock of HFA for a purchase price of $13.4 million. Funding for the acquisition was provided as follows: $4.0 million through borrowings under the Facility; $2.0 million through borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") from FFH to the sellers; and $8.0 million through borrowings under a Collateralized Promissory Note (the "Collateralized Note") from FFH to the sellers. A receivable of approximately $600,000 is due from the sellers based upon purchase price adjustments outlined in the purchase agreement.

Both the Convertible Note and the Collateralized Note have five-year terms and bear interest at 8% per annum. Principal on the Convertible Note is due in a single payment at maturity. Principal on the Collateralized Note is payable in installments of $800,000 per year with the balance due at maturity. The Collateralized Note is collateralized by a pledge of the stock of HFA. The principal balance of the Convertible Note may be converted into stock of FFH under circumstances set forth in the Convertible Note. As of September 30, 1999, the outstanding balances of the Convertible Note and the Collateralized Note were $2.0 million and $8.0 million, respectively.

As of September 30, 1999, the Company had additional outstanding long-term indebtedness of approximately $318,000 consisting of capital leases for computer equipment, the current portion of which equaled approximately $144,000. The interest rates on the notes relating to such indebtedness range from 6.9% to 9.5% per annum.

Management believes that funds generated from operations, supplemented as necessary with funds available under the Facility and the FFH Facility, will provide sufficient liquidity to cover its debt service and any reasonably foreseeable future working capital and capital expenditure requirements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

AMCON does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. AMCON's exposure to market risk relates primarily to its investment in the common stock of Consolidated Water Company (formerly Cayman Water Company), a public company traded on the Nasdaq National Market system, and to changes in interest rates on its long-term obligations. At September 30, 1999, the Company held 83,000 shares of common stock of Consolidated Water


Company valued at $540,000. AMCON values this investment at market and records price fluctuations in equity as unrealized gain or loss on investments. At September 30, 1999, AMCON had $27.8 million of variable rate debt outstanding, with maturities through May 2004. The interest rates on this debt ranged from 6.81 to 7.75% at September 30, 1999. The Company has the ability to select the bases on which its variable interest rates are calculated and may select an interest rate based upon the lender's base interest rate or based upon LIBOR. This provides management with some control of AMCON's variable interest rate risk. Management estimates that AMCON's cash flow exposure relating to interest rate risk based upon its current borrowings is approximately $175,000 annually for each 1% change in the lender's base interest rate or LIBOR, as applicable.

CONCERNING FORWARD LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, Management's Discussion and Analysis, and other sections, contains certain forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance, and financial results. Forward looking statements include information concerning the possible or assumed future results of operations of the Company and those statements preceded by, followed by or that include the words "future", "position", "anticipate(s)", "expect", "believe(s)", "see", "plan", "further improve", "outlook", "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward looking statements: changing market conditions with regard to cigarettes and the demand for the Company's products, domestic regulatory risks, and competitive and other risks (such as overall business conditions) over which the Company has little or no control. Any changes in such factors could result in significantly different results. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance.



REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying consolidated financial statements. The consolidated financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. PricewaterhouseCoopers LLP, independent certified public accountants, have audited our consolidated financial statements as described in their report.

The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are evaluated annually by the Company.




Kathleen M. Evans
President



Michael D. James
Treasurer and Chief Financial Officer

November 24, 1999



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of AMCON Distributing Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the consolidated financial position of AMCON Distributing Company and its subsidiaries as of September 30, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for inventory in fiscal 1999.



PRICEWATERHOUSECOOPERS LLP
Omaha, Nebraska
November 24, 1999, except for
 Note 16, for which the date is
 December 20, 1999




CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
September 30,                                                              1999                   1998
------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                              $   1,728,042         $      38,369
  Accounts receivable, less allowance for
   doubtful accounts of $676,801 and $460,753                          18,345,816            15,229,107
  Inventories                                                          23,979,639            16,127,250
  Deferred income taxes                                                   717,022               570,743
  Other                                                                 1,000,189               327,997
                                                                    -------------         -------------
      Total current assets                                             45,770,708            32,293,466

Fixed assets, net                                                       7,502,927             4,466,707
Investments                                                               550,691               508,375
Other assets                                                           14,764,890             2,375,189
                                                                    -------------         -------------

                                                                    $  68,589,216         $  39,643,737
                                                                    =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                  $  11,953,546         $   7,350,645
  Accrued expenses                                                      3,173,231             1,329,843
  Accrued wages, salaries and bonuses                                     640,933               675,562
  Income taxes payable                                                    283,111             1,023,944
  Current portion of long-term debt                                    10,133,393             3,439,169
  Current portion of subordinated debt                                    800,000                     -
  Dividends payable                                                        49,598                     -
                                                                    -------------         -------------
          Total current liabilities                                    27,033,812            13,819,163
                                                                    -------------         -------------

Deferred income taxes                                                     678,455                24,799
Other liabilities                                                         423,574               427,419
Long-term debt, less current portion                                   17,995,432            15,767,659
Subordinated debt, less current portion                                 9,200,000                     -
Commitments (Note 13)

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none outstanding                                                -                     -
  Common stock, $.01 par value, 15,000,000 shares
    authorized and 2,480,000 issued at September 30, 1999
    and 1998                                                               24,800                24,800
  Additional paid-in capital                                            2,271,278             2,271,278
 Accumulated other comprehensive income,
     net of $149,664 and $139,468 tax                                     234,299               218,145
  Retained earnings                                                    10,727,926             7,090,789
                                                                    -------------         -------------
                                                                       13,258,303             9,605,012

  Less treasury stock, 102 shares at cost at
     September 30, 1999; 97 shares at cost
     at September 30, 1998                                                   (360)                 (315)
                                                                    -------------         -------------
          Total shareholders' equity                                   13,257,943             9,604,697
                                                                    -------------         -------------
                                                                    $  68,589,216         $  39,643,737
                                                                    =============         =============


                  The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF INCOME

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                               1999               1998               1997
------------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $54.5 million,         $ 385,501,178      $ 294,281,323      $ 178,990,978
 $52.9 million and $40.1 million, respectively)

Cost of sales                                             343,021,443        262,632,767        159,434,631
                                                        -------------      -------------      -------------
Gross profit                                               42,479,735         31,648,556         19,556,347

Selling, general and administrative expenses               32,754,406         25,088,767         15,883,969
Depreciation and amortization                               1,861,364          1,120,482            868,744
                                                        -------------      -------------      -------------
                                                           34,615,770         26,209,249         16,752,713
                                                        -------------      -------------      -------------
Income from operations                                      7,863,965          5,439,307          2,803,634

Other expense (income):
  Interest expense                                          1,754,837          1,814,555            867,327
  Other (income) expense, net                                 (72,325)          (276,287)        (1,352,733)
                                                        -------------      -------------      -------------
                                                            1,682,512          1,538,268           (485,406)
                                                        -------------      -------------      -------------
Income before income taxes                                  6,181,453          3,901,039          3,289,040

Income tax expense                                          2,345,924          1,542,853          1,348,506
                                                        -------------      -------------      -------------

Net income                                              $   3,835,529      $   2,358,186      $   1,940,534
                                                        =============      =============      =============

Earnings per common and
 common equivalent share:

     Basic                                              $        1.55      $        0.96      $        0.79
                                                        =============      =============      =============
     Diluted                                            $        1.48      $        0.93      $        0.79
                                                        =============      =============      =============

Weighted average shares outstanding:

     Basic                                                  2,479,902          2,458,062          2,447,782
                                                        =============      =============      =============
     Diluted                                                2,595,836          2,535,451          2,451,462
                                                        =============      =============      =============



                                      The accompanying notes are an integral part
                                           of these financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME

AMCON Distributing Company

----------------------------------------------------------------------------------------------------------------


                                             Preferred Stock                Common Stock           Additional
                                          -------------------         ----------------------        Paid-In
                                          Shares       Amount          Shares        Amount         Capital
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996               250,000      $ 2,500        2,450,000     $ 24,500        $ 3,411,328

Redemption of preferred stock            (250,000)      (2,500)               -            -         (1,197,500)

Exercise of stock options                       -           -                 -            -                  -

Net income                                      -           -                 -            -                  -
Unrealized gain (loss) on investments
  available-for-sale, net of tax                -           -                 -            -                  -
Less: reclassification adjustments
  for gains included in net income              -           -                 -            -                  -



Total comprehensive income
                                         --------     -------         ---------     --------        -----------
Balance, September 30, 1997                     -           -         2,450,000       24,500          2,213,828

Issuance and exercise of warrants               -           -            30,000          300             57,450

Net income                                      -           -                 -            -                  -
Unrealized gain (loss) on investments
  available-for-sale, net of tax                -           -                 -            -                  -

Total comprehensive income
                                         --------     -------         ---------     --------        -----------
Balance, September 30, 1998                     -           -         2,480,000       24,800          2,271,278

Purchase of treasury stock                      -           -                 -            -                  -

Dividends                                       -           -                 -            -                  -

Net income                            -           -                 -            -                  -
Unrealized gain on investments
  available-for-sale, net of tax           -           -                 -            -                  -

Total comprehensive income
                                         --------     -------         ---------     --------        -----------
Balance, September 30, 1999                -           -         2,480,000     $ 24,800        $ 2,271,278
                                         ========     =======         =========     ========        ===========



                    The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (continued)

AMCON Distributing Company

---------------------------------------------------------------------------------------------------------------

                                      Accumulated
                                         Other
                                     Comprehensive      Retained             Treasury Stock
                                         Income         Earnings         Shares       Amount           Total
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996             $ 398,028     $ 2,798,569        (4,097)    $ (13,315)      $ 6,621,610

Redemption of preferred stock                   -               -             -             -        (1,200,000)

Exercise of stock options                       -          (6,500)        4,000        13,000             6,500

Net income                                      -       1,940,534             -             -         1,940,534
Unrealized gain (loss) on investments
  available-for-sale, net of tax         (144,517)              -             -             -          (144,517)
Less: reclassification adjustments
  for gains included in net income        (16,008)             -             -             -            (16,008)
                                        ---------                                                   -----------
                                         (160,525)                                                     (160,525
                                                                                                    -----------
Total comprehensive income                                                                            1,780,009
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1997               237,503       4,732,603           (97)         (315)        7,208,119

Issuance and exercise of warrants               -               -             -             -            57,750

Net income                                      -       2,358,186             -             -         2,358,186
Unrealized gain (loss) on investments
  available-for-sale, net of tax          (19,358)              -             -             -           (19,358)
                                                                                                    -----------
Total comprehensive income                                                                            2,338,828
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1998               218,145       7,090,789           (97)         (315)        9,604,697

Purchase of treasury stock                      -               -            (5)          (45)              (45)

Dividends                                       -        (198,392)            -             -          (198,392)

Net income                                      -       3,835,529             -             -         3,835,529
Unrealized gain on investments
  available-for-sale, net of tax           16,154               -             -             -            16,154
                                                                                                    -----------
Total comprehensive income                                                                            3,851,683
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1999              $234,299     $10,727,926          (102)    $    (360)      $13,257,943
                                        =========     ===========        ======     =========       ===========


                     The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                     1999            1998            1997
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $ 3,835,529     $ 2,358,186     $ 1,940,534
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                               1,861,364       1,120,482         868,744
      (Gain) loss on sales of fixed assets, land held
        for sale and securities                                         259         (46,955)       (112,520)
      Gain on sale of Denver beer distributorship                         -               -      (1,102,205)
      Proceeds from sales of trading securities                           -         157,207          92,548
      Deferred income taxes                                         (89,875)         11,167          (8,664)
      Provision for losses on doubtful accounts and
        inventory obsolescence                                      314,720         640,494          33,836
  Changes in assets and liabilities, net of effect
    of acquisitions:
      Accounts receivable                                        (3,303,670)     (1,629,334)       (916,159)
      Inventories                                                (2,082,434)     (2,554,073)       (801,978)
      Other current assets                                         (537,548)       (180,622)         80,161
      Other assets                                                 (119,505)        (45,366)        (42,648)
      Accounts payable                                            2,632,025         432,398         661,948
      Accrued expenses and accrued wages, salaries and
        bonuses                                                     720,564         (44,771)        490,413
      Income taxes payable                                         (858,360)        471,985         (63,766)
      Other liabilities                                                   -          (2,577)              -
                                                                -----------     -----------     -----------
         Net cash provided by operating activities                2,373,069         688,221       1,120,244
                                                                -----------     -----------     -----------
Cash flows from investing activities:
  Purchases of fixed assets                                        (761,706)       (782,440)       (891,783)
  Acquisitions, net of cash acquired                             (5,879,143)     (7,119,254)       (499,109)
  Proceeds from sales of fixed assets                                54,880          86,887         160,961
  Proceeds from repayment of advance to officer                           -         100,000          25,000
  Proceeds from sale of Denver beer distributorship                       -               -       2,371,994
  Proceeds from sales of available-for-sale securities                    -               -          33,967
                                                                -----------     -----------     -----------
         Net cash (used in) provided by investing
           activities                                            (6,585,969)     (7,714,807)      1,201,030
                                                                -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                      1,100,000       4,500,000         516,741
  Net (payments) proceeds on bank credit agreement                9,599,775       3,483,241      (1,239,484)
  Payments on long-term                                          (4,648,363)       (766,025)       (399,555)
  Debt issue costs                                                        -        (182,234)              -
  Proceeds from exercise of warrants                                      -           3,000               -
  Dividends paid                                                   (148,794)              -               -
  Purchase of treasury stock                                            (45)              -               -
  Redemption of preferred stock                                           -               -      (1,200,000)
  Proceeds from exercise of stock options                                 -               -           6,500
                                                                -----------     -----------     -----------
         Net cash provided by (used in) financing
           activities                                             5,902,573       7,037,982      (2,315,798)
                                                                -----------     -----------     -----------
Net increase in cash                                              1,689,673          11,396           5,476

Cash, beginning of year                                              38,369          26,973          21,497
                                                                -----------     -----------     -----------

Cash, end of year                                               $ 1,728,042     $    38,369     $    26,973
                                                                ===========     ===========     ===========
Supplemental cash flow information:
  Cash paid during the year for interest                        $ 1,675,323     $ 1,745,609      $  868,378
  Cash paid during the year for income taxes                      3,166,246       1,145,770       1,420,936

Supplemental noncash information:
  Issuance of warrants in connection with acquisition                     -          54,750               -
  Unrealized gain (loss)on available-for-sale
    securities, net                                                  16,154         (19,358)       (160,525)
  Acquisition of equipment through capital leases                    80,676               -               -
  Acquisition financed with subordinated debt                   $10,000,000               -               -


                                        The accompanying notes are an integral part
                                                of these financial statements.





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMCON Distributing Company

1.     Summary of Significant Accounting Policies:

Company Operations:
AMCON Distributing Company (together with its wholly-owned subsidiary, Food For Health Co., Inc. and its wholly-owned subsidiaries, U.S. Health Distributors, Inc., Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc.) operates 9 distribution centers and 13 retail health food stores in the Great Plains, Rocky Mountain, Western and Southern regions of the United States. AMCON sells approximately 24,000 different consumer products, including cigarettes and tobacco products, candy and other confectionery, beverages, groceries, paper products, health and beauty care products, natural food and related products, frozen and chilled products, and institutional food service products.

The Company distributes products primarily to retailers such as convenience stores, discount and general merchandise stores, grocery stores and supermarkets, health food stores, natural food stores, drug stores and gas stations. In addition, the Company services institutional customers, including restaurants and bars, schools, sports complexes and vendors, as well as other wholesalers.

AMCON also operates seven (7) retail health food stores in Florida under the name Chamberlin's Market & Cafe and six (6) in the Midwest under the name Akin's Natural Foods Market. These stores, which were acquired during fiscal 1999, carry natural supplements, groceries, health and beauty care products and other food items.

The Company's operating income is subject to a number of factors which are beyond the control of management, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes and competing retail stores opening in close proximity to the Company's retail stores. While the Company sells a diversified product line, it remains dependent upon cigarette sales which represented approximately 65% of its revenue and 40% of its gross margin in fiscal 1999. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales.

Accounting Period:
AMCON's fiscal year ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 24, 1999, September 25, 1998 and September 26, 1997. Each fiscal year was comprised of 52 weeks.

Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable which were $4,423,433 and $2,972,303 at September 30, 1999 and 1998, respectively, reflect the checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facilities (see Note 7).

1.     Summary of Significant Accounting Policies (continued):

Marketable Securities and Investments:
AMCON has classified marketable securities and investments as either available-for-sale or trading securities. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized holding gains and losses are reported as a separate component of shareholders' equity, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income.

Accounts Receivable:
Accounts receivable consist primarily of amounts due to the Company from its normal business activities. An allowance for doubtful accounts is maintained to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

Inventories:
Inventories consist of finished products purchased in bulk quantities to be sold to the Company's customers. Effective in fiscal 1999, AMCON changed the method of accounting for inventory from the first-in, first-out, ("FIFO") method to the last-in, first-out ("LIFO") method. LIFO inventories at September 30, 1999 were approximately $2.0 million less than the amount of such inventories valued on a FIFO basis. The change in the inventory valuation method was made to better match current costs with current revenue. The change to LIFO reduced net income and basic earnings per share for the year ended September 30, 1999 by $1,284,000 and $0.52, respectively. Pro forma effects of retroactive application of LIFO are not determinable and there is no cumulative effect on retained earnings at the beginning of the year.

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

Revenue Recognition:
AMCON recognizes revenue when products are shipped from distribution centers or sold to consumers in retail stores. Sales are shown net of returns and discounts.

1.     Summary of Significant Accounting Policies (continued):

Income Taxes:
Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of the Company's assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse.

Comprehensive Income:
In 1999, AMCON adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 requires the display and reporting of comprehensive income, which includes all changes in stock holders' equity with the exception of additional investments by shareholders or distributions to shareholders. Comprehensive income for the Company includes net income and the changes in net unrealized holding gains on investments charged or credited to stockholders' equity. The adoption of SFAS 130 had no impact on total shareholders' equity.

Long Lived Assets:
Management reviews goodwill and other long lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments would be recognized in operating results if a permanent reduction in value were to occur based on discounted cash flows.

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


2.    Acquisitions:

In November 1998, Food For Health Company, Inc. ("FFH"), a wholly-owned subsidiary of AMCON Distributing Company, purchased all of the outstanding stock of U.S. Health Distributors, Inc. ("USHD"), a distributor of health and natural foods based in Melbourne, Florida, for $1.3 million in cash. The acquisition was funded by a $1.1 million term loan. The acquisition was accounted for using the purchase method. Based on an independent valuation, the portion of the purchase price allocated to goodwill and other intangibles is $1.5 million and will be amortized over 20 years.

In March 1999, FFH purchased all of the outstanding stock of Chamberlin Natural Foods, Inc. (d/b/a Chamberlin's Market & Cafe), a chain of six health and natural food product retail stores based in Winter Park, Florida, for $2.2 million in cash. The acquisition was funded through the Company's revolving line of credit (the "Facility"). In addition, Chamberlin's existing short and long-term debt of $2.8 million was paid in full through borrowings under the "Facility." The acquisition was accounted for using the purchase method. Based on an independent valuation, the portion of the purchase price allocated to trademark and tradenames, goodwill and other intangibles is $2.0 million and will be amortized over 20 years.

2.    Acquisitions (continued):

In September, 1999, FFH purchased all of the outstanding stock of Health Food Associates, Inc. (d/b/a Akin's Natural Foods Market) for a purchase price of $13.4 million. Funding for the acquisition was provided as follows: $4.0 million through borrowings under the Facility; $2.0 million through borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") from FFH to the sellers; and $8.0 million through borrowings under a Collateralized Promissory Note (the "Collateralized Note") from FFH to the sellers. A receivable of approximately $600,000 is due from the sellers based on purchase price adjustments outlined in the purchase agreement and is included in other current assets. The acquisition was accounted for using the purchase method. Based on an independent valuation, the portion of the purchase price allocated to trademark and tradenames, goodwill and other intangibles is $7.7 million and will be amortized over 20 years.

Operating results for each of these acquisitions are included in the accompanying consolidated statements of operations from the respective acquisition dates. Assuming the above described companies had been acquired on October 1, 1997, unaudited pro forma consolidated revenues, net income and net income per share would have been as follows:

                                   1999             1998
                               -------------   -------------
      Sales                    $ 418,792,000   $ 340,308,000
      Net income                 $ 4,121,000     $ 2,702,000
      Earnings per share:
       Basic                           $1.66           $1.10
       Diluted                         $1.59           $1.07

The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisitions taken place on October 1, 1997.


3.    Earnings Per Share:

Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding for each period. Diluted earnings per share is calculated by dividing net income by the sum of the weighted average common shares outstanding and the weighted average dilutive options and warrants, using the treasury stock method.

                                             For the years ended September 30,
                                        -------------------------------------------
                                           1999            1998            1997
                                        -----------     -----------     -----------
                                           Basic           Basic           Basic
                                        -----------     -----------     -----------
    Weighted average common
     shares outstanding                   2,480,000       2,458,159       2,450,474

    Weighted average treasury
     shares                                     (98)            (97)         (2,692)

                                        -----------     -----------     -----------
    Weighted average number of
     shares outstanding                   2,479,902       2,458,062       2,447,782
                                        ===========     ===========     ===========

    Net income                          $ 3,835,529     $ 2,358,186     $ 1,940,534
                                        ===========     ===========     ===========

    Earnings per share                  $      1.55     $      0.96     $      0.79
                                        ===========     ===========     ===========


                                          Diluted         Diluted         Diluted
                                        -----------     -----------     -----------
    Weighted average common
     shares outstanding                   2,480,000       2,458,159       2,450,474

    Weighted average treasury
     shares                                     (98)            (97)         (2,692)

    Weighted average of net
     additional shares outstanding
     assuming dilutive options
     exercised and proceeds
     used to purchase treasury stock        115,934          77,389           3,680
                                        -----------     -----------     -----------
    Weighted average number of
     shares outstanding                   2,595,836       2,535,451       2,451,462
                                        ===========     ===========     ===========

    Net income                          $ 3,835,529     $ 2,358,186     $ 1,940,534
                                        ===========     ===========     ===========

    Earnings per share                  $      1.48     $      0.93     $      0.79
                                        ===========     ===========     ===========


4.    Fixed Assets, Net:

Fixed assets at September 30, 1999 and 1998 consisted of the following:

                                                  1999              1998
                                              -----------       -----------
Land and buildings                            $   725,597       $   750,809
Condominium and furnishings                     1,246,625         1,237,065
Warehouse equipment                             5,238,860         4,106,245
Furniture, fixtures and
 leasehold improvements                         4,667,681         2,066,191
Vehicles                                        1,733,182         1,764,763
Capital equipment leases                          482,701           248,928
                                              -----------       -----------
                                               14,094,646        10,174,001

Less accumulated depreciation & amortization:
  Owned equipment                               6,405,944         5,582,829
  Capital equipment leases                        185,775           124,465
                                              -----------       -----------
                                              $ 7,502,927       $ 4,466,707
                                              ===========       ===========

Included in land and buildings is a warehouse held for sale. At September 30, 1999, the warehouse held for sale was recorded at its net realizable fair value. The property was sold in November 1999.


5.    Marketable Securities and Investments:

Investments in equity securities at September 30, 1999 and 1998 consisted of the following:
                                                  September 30, 1999
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost      Gain(Loss)     Value
                                       ---------    ----------    ---------
Investments (available-for-sale)       $ 164,370     $ 386,321    $ 550,691
                                       =========     =========    =========


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
                                       =========     =========    =========

The Company did not sell any available-for-sale investments in 1999 or 1998. The Company realized gains on the sale of available-for-sale investments of $27,600 in fiscal 1997. The Company recognized gains of $29,400 and $72,222 on trading securities during 1998 and 1997, respectively.



6.    Other Assets:

Other assets at September 30, 1999 and 1998 consisted of the following:

                                                1999              1998
                                            ------------      -----------
Trademarks and tradenames (less
  accumulated amortization of $13,542)      $  8,686,458      $         -
Goodwill (less accumulated amortization
  of $534,440 and $335,728)                    4,279,235        1,832,008
Covenants not to compete (less
  accumulated amortization of $153,850
  and $262,374)                                  724,615           27,375
Favorable leases (less accumulated
  (amortization of $56,375)                      552,625                -
Cash surrender value of life
  insurance policies                             382,044          353,920
Debt issue costs (less accumulated
  amortization of $66,062 and $29,376)           116,172          152,858
Other                                             23,741            9,028
                                            ------------      -----------
                                            $ 14,764,890      $ 2,375,189
                                            ============      ===========

Trademarks and tradenames arose from the acquisitions of CNF and HFA during 1999 and are amortized using the straight-line method over 20 years.

Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 20 to 25 years. Amortization expense was $198,712, $96,919 and $41,926 for the years ended September 30, 1999, 1998, and 1997, respectively. During 1997, the Company disposed of goodwill in the amount of $358,553 (net) in connection with the sale of the Denver beer distributorship.

The covenants not to compete are amortized using the straight-line method over periods ranging from 2 to 5 years. Amortization expense was $126,475, $29,708 and $63,625 for the years ended September 30, 1999, 1998 and 1997, respectively.

Favorable leases arose from the acquisitions of USHD and HFA during fiscal 1999 and represent lease agreements in which the lease rates were below market value on the acquisition date. The leases are amortized over periods ranging from 3 to 11 years.






7.    Long-term Obligations:

Long-term obligations at September 30, 1999 and 1998 consisted of the following:

                                                      1999            1998
                                                  ------------    -----------
Revolving credit facility with a bank,
 interest payable monthly at the bank's
 base rate less 0.5% or LIBOR plus 1.75%,
 as selected by the Company (ranging from
 6.81% to 7.75% at September 30, 1999);
 principal due February 2002                      $ 18,317,309    $10,964,888

FFH revolving credit facility with a
 bank, interest payable monthly at the
 bank's base rate less 0.5% or LIBOR
 plus 2.00%, as selected by FFH
 (approximately 7.75% at September 30,
 1999); principal due February 2002                  5,252,110      3,361,355

Note payable to a bank, interest
 payable monthly at the bank's base
 rate less 0.5% or LIBOR plus 1.75%
 (ranging from 7.13% to 7.19% at
 September 30, 1999); principal
 payments of $85,096 due monthly
 through November 2002                               3,233,653      4,254,808

Note payable to bank, interest payable
 monthly at the bank's base rate less
 0.5% (7.75% at September 30, 1999);
 principal payments of $18,000 due
 monthly through May 2004                            1,008,000              -

Non-revolving line of credit; paid
 in full in January 1999                                     -        482,479

Obligations under capital leases, payable
 in monthly installments with interest
 ranging from 6.9% to 9.5% through
 April 2001 (Note 13)                                  317,753        143,298
                                                  ------------    -----------
                                                    28,128,825     19,206,828
Less current portion                                10,133,393      3,439,169
                                                  ------------    -----------
                                                  $ 17,995,432    $15,767,659
                                                  ============    ===========



7.    Long-term Obligations (continued):

In March 1998, ADC entered into a revolving credit facility with a bank (the "Facility"). The Facility was amended in September 1999 to increase the primary borrowing limit from $20 million to $25 million and remove the additional $10 million facility which was collateralized by specific inventory. The Facility allows ADC to borrow up to $25 million at any time, subject to eligible accounts receivable and inventory requirements, and provides for an additional $1.5 million facility to be used for transportation equipment purchases. The Facility bears interest at the bank's base rate ("Prime") less 0.5% or LIBOR plus 1.75%, as selected by ADC. The Facility is collateralized by all equipment, general intangibles, inventories and accounts receivable, and with a first mortgage on the owned distribution center. As of September 30, 1999 the unused portion of the credit agreement was $6,682,691. The Facility expires on February 25, 2002.

The Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the Facility. For fiscal 2000 and 1999, the Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of
1.1 to 1.0, an average annual debt service coverage ratio of 1.50 to 1.0, a debt to equity ratio of 4.0 to 1.0 (excluding debt associated with the acquisition of FFH) and minimum tangible net worth of $4,500,000. In addition, AMCON may not pay dividends with respect to its Common Stock without the consent of the lender of the Facility. In December 1998, AMCON received consent to pay cash dividends of up to $0.02 per share per quarter.

In March 1998, FFH entered into a revolving credit facility with a bank (the "FFH Facility") which includes a separate revolving line of credit of up to $1.0 million for USHD. The FFH Facility was amended in November 1999 to increase the amount provided for maximum borrowings from $6 million to $8 million. Borrowings under the FFH Facility are collateralized by the assets of FFH and are guaranteed by AMCON. Amounts under the FFH Facility bear interest at Prime less 0.5% or LIBOR plus 2.00%, as selected by FFH. A commitment fee of .25% of the annual average unutilized amount of the commitment is required. As of September 30, 1999, FFH had borrowed approximately $5.3 million under the FFH Facility. The FFH Facility expires on February 25, 2002.

The FFH Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the FFH Facility. For fiscal 2000 and 1999, the FFH Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including a debt to equity ratio of 4.0


7.    Long-term Obligations (continued):

to 1.0 and minimum tangible net worth of $200,000. In addition, FFH may not pay dividends with respect to its Common Stock without the consent of the lender of the FFH Facility. As of September 30, 1999, FFH was not in compliance with the debt to equity ratio or the net worth covenant due to the acquisition of HFA in September 1999. However, FFH received waivers from the lender for these covenant violations at September 30, 1999. The balance outstanding at September 30, 1999 is classified as current.

In November 1997, the Company borrowed $4.5 million from a bank to finance the purchase of the common stock of FFH (the "Acquisition Loan"). The Acquisition Loan has a term of five years, bears interest at Prime less 0.5% or LIBOR plus 1.75%, as selected by the Company, and requires monthly payments equal to accrued interest plus principal payments of $85,096, which began in August 1998. The loan is collateralized by the common stock of FFH.

In November 1998, FFH borrowed $1.1 million from a bank to finance the purchase of the common stock of US Health Distributors, Inc. ("USHD"). The loan has a term of five and one-half years, bears interest at Prime less 0.5%, requires interest payments only for the first six months and monthly principal payments of $18,000 for the term of the loan. The loan is collateralized by the common stock of USHD.

At September 30, 1998, ADC maintained a $1,250,000 non-revolving line of credit with a bank used to finance the purchase of trucks and delivery equipment. In January 1999, ADC utilized proceeds from the Facility to satisfy its obligation associated with the non-revolving line of credit.

The above long-term obligations, excluding obligations under the revolving credit facilities, have contractual maturities as follows:

          Year ending September 30
          ------------------------
                   2000                      $ 1,381,283
                   2001                        1,333,025
                   2002                        1,310,967
                   2003                          390,131
                   2004                          144,000
                                             -----------
                                             $ 4,559,406
                                             ===========

Borrowings under the revolving credit facilities in the amount of $14,817,309 have been classified as long-term based on expected borrowing levels. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 1999 and 1998.





8.    Subordinated Debt:

Subordinated debt at September 30, 1999 and September 30, 1998 consisted of the following:
                                                      1999            1998
                                                  ------------    ----------
Convertible subordinated note payable,
 interest payable quarterly at 8% per
 annum; principal due at maturity of
 the note, September 15, 2004                     $  2,000,000    $        -

Collateralized subordinated promissory
 note payable, interest payable quarterly
 at 8% per annum; annual principal payments
 of $800,000 due annually through September
 2004 with balance of $4,000,000 due
 September 2004                                      8,000,000             -
                                                  ------------    ----------
                                                    10,000,000             -
Less current portion                                   800,000             -
                                                  ------------    ----------
                                                  $  9,200,000    $        -
                                                  ============    ==========

In September, 1999, FFH issued subordinated debt of $10.0 million, in addition to $4.0 million borrowed on the Facility, to purchase all of the outstanding stock of HFA. The subordinated debt is comprised of the following: a $2.0 million 8% Convertible Subordinated Note (the "Convertible Note") from FFH to the sellers; and an $8.0 million Collateralized Promissory Note (the "Collateralized Note") from FFH to the sellers. The Collateralized Note is collateralized by a pledge of the stock of HFA. The principal balance of the Convertible Note may be converted into stock of FFH if AMCON distributes its interest in FFH to its shareholders (the "Spin-Off") at which time FFH would become a publicly held corporation. The Convertible Note must be converted within 60 days of any announcement regarding a Spin-Off of FFH. The number of shares of FFH stock to be received upon conversion is determined based upon a formula that takes into account FFH's consolidated gross sales, the outstanding balance of the Convertible Note and the number of shares of FFH's common stock outstanding at the time a Spin-Off is announced.

As of September 30, 1999, principal payments are due on subordinated debt as follows:

          Year ending September 30
          ------------------------
                   2000                      $   800,000
                   2001                          800,000
                   2002                          800,000
                   2003                          800,000
                   2004                        6,800,000
                                             -----------
                                             $10,000,000
                                             ===========

Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 1999 and 1998.

9.    Other (Income) Expense:

Other (income) expense consisted of the following for the years ended September 30, 1999, 1998 and 1997:

                                1999           1998            1997
                              ---------     ----------     -----------
Interest income               $  (2,468)    $  (61,398)    $   (42,671)
Dividends                       (17,850)       (14,941)        (13,909)
Rent income                     (18,880)       (24,880)        (14,462)
Royalties                       (15,924)       (41,710)        (34,568)
Gain on marketable
  securities and
  investments                         -        (29,420)        (99,831)
Gain from disposition
  of fixed assets               (22,119)       (22,312)        (12,689)
Gain on sale of beer
  distributorship and
  distribution rights                 -              -      (1,102,205)
Other                             4,916        (81,626)        (32,398)
                              ---------     ----------     -----------
                              $ (72,325)    $ (276,287)    $(1,352,733)
                              =========     ==========     ===========

On October 4, 1996, the Company sold its beer distributorship for a purchase price of $2.4 million. The gain associated with disposition of the assets was $1,102,205. The Company then closed the Denver distribution facility.


10.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended September 30, 1999, 1998 and 1997 consisted of the following:

                                    1999            1998            1997
                                -----------     -----------      ----------
Current:
 Federal                        $ 2,125,264     $ 1,325,618      $1,201,058
 State                              310,535         206,068         156,112
                                -----------     -----------      ----------
                                  2,435,799       1,531,686       1,357,170
                                -----------     -----------      ----------
Deferred:
  Federal                           (78,417)          9,735          (7,689)
  State                             (11,458)          1,432            (975)
                                -----------     -----------      ----------
                                    (89,875)         11,167          (8,664)
                                -----------     -----------      ----------
Provision for income
  taxes                         $ 2,345,924     $ 1,542,853      $1,348,506
                                ===========     ===========      ==========

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended September 30, 1999, 1998 and 1997:

10.    Income Taxes (continued):

                                    1999            1998           1997
                                -----------     -----------     ----------
Tax at statutory rate           $ 2,101,694     $ 1,326,353     $1,118,274
Amortization of
   goodwill                          70,462          42,742         14,255
Nondeductible business
  expenses                           21,741          26,351         15,207
State income taxes, net of
  federal tax benefit               205,811         156,551        102,397
Other                               (53,784)         (9,144)        98,373
                                -----------     -----------     ----------
                                $ 2,345,924     $ 1,542,853     $1,348,506
                                ===========     ===========     ==========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at September 30, 1999 and 1998 relate to the following:

                                                   1999             1998
                                                -----------     -----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   260,509     $   175,157
    Accrued expenses                                144,575          64,785
    Net operating loss carryforwards                 96,145         123,809
    Inventory                                       276,053         309,391
    Other                                            14,930               -
                                                -----------     -----------
                                                    792,212         673,142
  Noncurrent:
    Net operating loss carryforwards                211,138         382,434
    Other liabilities                               169,458         166,693
    Other                                            24,530           8,437
                                                -----------     -----------
                                                    405,126         557,564
                                                -----------     -----------
            Total deferred tax assets           $ 1,197,338     $ 1,230,706
                                                ===========     ===========
Deferred tax liabilities:
  Current:
    Trade discounts                             $    75,190     $   102,399
                                                -----------     -----------

  Noncurrent:
    Fixed assets                                    373,318         442,895
    Tradenames                                      514,583               -
    Leases                                           46,016               -
    Unrealized gains on available-for-sale
      investments                                   149,664         139,468
                                                -----------     -----------
                                                  1,083,581         582,363
                                                -----------     -----------
          Total deferred tax liabilities        $ 1,158,771     $   684,762
                                                ===========     ===========

10.    Income Taxes (continued):

Net deferred tax assets (liabilities):
  Current                                       $   717,022     $   570,743
  Noncurrent                                       (678,455)        (24,799)
                                                -----------     -----------
                                                $    38,567     $   545,944
                                                ===========     ===========

The Company did not record any valuation allowances against deferred tax assets at September 30, 1999 or 1998 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the acquisition of Sheya Brothers in 1993 and FFH in 1997. The utilization of the net operating loss related to Sheya Brothers of $298,000 at September 30, 1999 is limited (by Internal Revenue Code Section 382) to approximately $100,000 per year through 2002. The utilization of the net operating loss related to FFH of $919,000 at September 30, 1999 is limited (by Internal Revenue Code
Section 382) to approximately $232,000 per year through 2009.


11.    Profit Sharing Plan:

AMCON maintains profit sharing plans covering substantially all full-time employees. The plans provide for AMCON to make profit sharing contributions of up to 1% of qualified employees' gross wages. Employees may also make additional voluntary contributions which may be matched 50% by the Company up to the first 6% contributed. The Company contributed $272,234, $241,009 and $143,098 (net of employee forfeitures) to the profit sharing plans during the years ended September 30, 1999, 1998, and 1997, respectively.


12.    Related Party Transactions:

The Company was charged $60,000 by AMCON Corporation, the former parent of the Company for each of the years ended September 30, 1999, 1998 and 1997, as consideration for office rent and management services, which is included in selling, general and administrative expenses.

The remaining interest in a condominium and furnishings and related mortgage loan, was transferred from AMCON Corporation to the Company in 1992, as partial settlement of intercompany balances. Under a profit sharing agreement with AMCON, the greater of $400,000 of the net gain or one-half of the net gain from the ultimate sale of the real estate will be allocated to AMCON.
The Company estimates the amount of gain payable to AMCON had the real estate sold on September 30, 1999 would have been $500,000.


13.    Commitments:

The Company leases certain office equipment under a capital lease. The carrying value of these assets was $316,242 and $143,218 as of September 30, 1999 and 1998, respectively, net of accumulated amortization of $211,036 and $110,642.


13.    Commitments (continued):

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during the years ended September 30, 1999, 1998 and 1997 under such lease agreements was $2,974,431, $2,138,042 and $644,753, respectively. As of September 30, 1999, minimum future lease commitments are as follows:

     Year ending September 30,
                                                 Capital          Operating
                                                  Leases            Leases
                                                ----------       ------------
      2000                                      $  150,847       $  3,433,573
      2001                                         120,151          2,903,694
      2002                                          76,973          2,342,927
      2003                                           2,108          1,789,172
      2004                                               -          1,588,217
      Thereafter                                         -          2,715,848
                                                ----------       ------------
      Total minimum lease payments                 350,079       $ 14,773,431
      Less amount representing interest             32,326       ============
                                                ----------
      Present value of net minimum
        lease payments                          $  317,753
                                                ==========


14.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan"). The maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan is 300,000. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. On November 10, 1997, options to purchase 140,000 shares of common stock were issued to management employees at exercise prices of $2.88 and $3.16. During fiscal 1999, options to purchase 105,000 shares of common stock were issued to management employees at exercise prices between $6.75 and $9.90. At September 24, 1999, 120,200 options were fully vested and exercisable. In addition, options to purchase 30,000 shares of common stock were issued to certain directors at an exercise price of $2.875 in fiscal 1998 and options to purchase 28,000 shares of common stock were issued to outside directors at exercise prices ranging from $6.75 to $9.00 in fiscal 1999. These options were not issued pursuant to the Stock Option Plan. At September 24, 1999, 46,000 shares issued to certain directors were fully vested and exercisable. The options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.


14.    Stock Option Plan (continued):

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
                                         1999          1998          1997
                                      -----------   -----------   -----------
   Net income - as reported           $ 3,835,529   $ 2,358,187   $ 1,940,534
   Net income - pro forma             $ 3,657,477   $ 2,293,014   $ 1,940,534
   Basic EPS - as reported            $      1.55   $      0.96   $      0.79
   Basic EPS - pro forma              $      1.47   $      0.93   $      0.79
   Diluted EPS - as reported          $      1.48   $      0.93   $      0.79
   Diluted EPS - pro forma            $      1.42   $      0.90   $      0.79

The above pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 1.0% for 1999 and 1.8% for 1998; expected volatility of 58.31% for 1999 and 60.30% for 1998; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 5.68% for 1999 and 5.90% for 1998; and expected lives of 5 to 10 years.

The table below summarizes information about stock options outstanding as of the following fiscal year ends:

                                            September 30, 1999    September 30, 1998    September 30, 1997
                                            ------------------    ------------------    ------------------
                                                 Weighted              Weighted              Weighted
                                             Average Exercise      Average Exercise      Average Exercise
                                            ------------------    ------------------    ------------------
                                              Shares    Price       Shares    Price       Shares    Price
                                            ---------  -------    ---------  -------    ---------  -------
   Outstanding at beginning of period         182,000    $2.84       16,000    $1.63       22,000    $1.63
   Granted                                    133,000     8.41      170,000     2.95            -        -
   Exercised                                        -        -            -        -       (4,000)    1.63
   Forfeited/Expired                                -        -       (4,000)   $2.26       (2,000)   $1.63
                                            ---------  -------    ---------  -------    ---------  -------
   Outstanding at end of period               315,000    $5.19      182,000    $2.84       16,000    $1.63
                                            =========  =======    =========  =======    =========  =======

   Shares available for options
     that may be granted                       39,000               144,000               280,000
                                            =========             =========             =========

   Weighted-average grant date fair value
     of options granted during the
     period - exercise price equals stock
     market price at grant                               $5.20                 $1.71
                                                       =======               =======

   Weighted-average grant date fair value
     of options granted during the
     period - exercise price exceeds stock
     market price at grant                               $4.47                 $1.38
                                                       =======               =======

14.    Stock Option Plan (continued):

The following summarizes options outstanding at September 30, 1999:

                                                                                     Exercisable
                                             Remaining                        -----------------------------
                Exercise       Number     Weighted-Average  Weighted-Average    Number     Weighted-Average
                  Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
              -------------  -----------  ----------------  ----------------  -----------  ----------------

1995 Options     $1.63          14,000        6.3 years           $1.63          14,000          $1.63
1997 Options  $2.88 - $3.16    168,000        8.1 years           $2.94          81,600          $3.00
1999 Options  $6.50 - $6.75     45,000        9.2 years           $6.69          20,000          $6.75
1999 Options  $8.38 - $9.90     88,000        9.8 years           $9.28          23,000          $9.00



15.  Business Segments:

AMCON operates within two business segments; the wholesale distribution of consumer products by ADC and FFH and the retail sale of health and natural food products. The business units within each segment are evaluated on revenues, operating income and income before taxes and extraordinary items.

The following table represents AMCON's adoption of Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information."

                                    Wholesale
                                   Distribution      Retail      Consolidated
                                   -------------   -----------   -------------
Year ended September 30, 1999:
External revenues:
 Cigarettes                        $ 251,076,045   $         -   $ 251,076,045
 Health food                          42,637,607     6,961,742      49,599,349
 Confectionery                        30,191,317             -      30,191,317
 Tobacco, beverage & other            54,634,467             -      54,634,467
                                   -------------   -----------   -------------
  Total external revenues            378,539,436     6,961,742     385,501,178
Intersegment sales:
 Health food                             701,101             -         701,101
                                   -------------   -----------   -------------
  Total intersegment sales               701,101             -         701,101
Depreciation and amortization          1,560,222       301,142       1,861,364
Operating income                       7,664,526       199,439       7,863,965
Interest expense                       1,564,096       190,741       1,754,837
Income before taxes                    5,994,405       187,048       6,181,453
Total assets                          47,965,695    20,623,521      68,589,216
Capital expenditures                     740,919        20,787         761,706



15.  Business Segments (continued):

                                    Wholesale
                                   Distribution      Retail      Consolidated
                                   -------------   -----------   -------------
Year ended September 30, 1998:
External revenues:
Cigarettes                         $ 185,524,096   $         -   $ 185,524,096
 Health food                          31,197,993             -      31,197,993
 Confectionery                        29,286,831             -      29,286,831
 Tobacco, beverage & other            48,272,403             -      48,272,403
                                   -------------   -----------   -------------
  Total external revenues            294,281,323             -     294,281,323
Intersegment sales                             -             -               -
Depreciation and amortization          1,120,482             -       1,120,482
Operating Income                       5,439,307             -       5,439,307
Interest expense                       1,814,555             -       1,814,555
Income before taxes                    3,901,039             -       3,901,039
Total assets                          39,643,737             -      39,643,737
Capital expenditures                     782,440             -         782,440

Year ended September 30, 1997:
External revenues:
 Cigarettes                        $ 117,598,733   $         -   $ 117,598,733
 Confectionery                        21,726,956             -      21,726,956
 Tobacco, beverage & other            39,665,289             -      39,665,289
                                   -------------   -----------   -------------
  Total external revenues            178,990,978             -     178,990,978
Intersegment sales                             -             -               -
Depreciation and amortization            868,744             -         868,744
Operating Income                       2,803,634             -       2,803,634
Interest expense                         867,327             -         867,327
Income before taxes                    3,289,040             -       3,289,040
Total assets                          23,497,301             -      23,497,301
Capital expenditures                     891,783             -         891,783

Intersegment sales are at cost plus a nominal markup and are eliminated in the consolidated statements of income. The retail segment was acquired in fiscal 1999, therefore no segment information is presented for the retail segment in fiscal years 1998 and 1997. Segment information for the retail segment presented in fiscal 1999 represents approximately six months of operations of CNF and two weeks of operations of HFA.


16.  Subsequent Event:

In December 1999, the Board of Directors declared a $0.03 per share cash dividend and a special ten percent (10%) stock dividend. The cash dividend will be paid on January 21, 2000 to shareholders of record on December 31, 1999. The stock dividend will be paid in February 2000 to shareholders of record on January 25, 2000. Fractional shares will not be issued, but will be paid in cash. The cash paid will not be material in amount.



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
(402) 331-3727


TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572


INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
1299 Landmark Center
Omaha, Nebraska  68102


ANNUAL STOCKHOLDERS' MEETING
Tuesday, March 28, 2000
9:00 a.m.
Embassy Suites Hotel
Omaha, Nebraska 68102


ADDITIONAL INFORMATION
The Form 10-K Annual Report to the Securities and
Exchange Commission provides certain additional information and is available without charge upon request to Michael D. James, Secretary, Treasurer and Chief Financial Officer of the Company.


STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the NASDAQ SmallCap Market. The symbol for the Common Stock is "DIST".


WEB SITE
http://www.amcon-dist.com