Form 10-K, Exhibit 13
period 2000-09-30
AMCON DISTRIBUTING CO
filed 2000-12-28
CIK 928465

EXHIBIT 13.1

                          Annual Report to Stockholders
                            for the Fiscal Year Ended
                               September 30, 2000


TO OUR SHAREHOLDERS:

In this age of revised forecasts and earnings' adjustments, we at AMCON are proud to advise you that, for fiscal year 2000, we achieved record sales and record earnings per share for the fifth consecutive year. This was not achieved without extremely hard work on the part of all of the people of AMCON. We are also proud of the fact that, over the past five years, sales have increased a total of 176% and earnings per share have increased a total of 198%.

Part of our earnings for the fiscal year 2000 were aided by non-recurring gains from the sale of the Company's condominium and settlement of a trademark dispute. By the same token, part of our earnings for the fiscal year 1999 were aided by extraordinary price increases in some of our basic products.
For the present fiscal year we are striving hard to continue our record of growth, in both sales and earnings per share, knowing full well that we cannot rely upon such extraordinary events to repeat themselves. Whether or not we can achieve such continued growth is uncertain. However, we will not fail for lack of effort.

Fiscal year 2000 saw continued strong performance in our traditional distribution area. It also saw disappointments in the natural foods segment, as competition became increasingly more difficult. We believe that our health food retail segment is beginning to show the results which we expected when we entered that area. We continue to believe that we need to grow, by acquisition and internally, in this area. During last year, we expanded our retail health food operations by adding two locations through acquisition. At the same time, we are re-appraising the validity of our commitment to wholesale distribution in the health food sector.

Last year we committed to acquire Hawaiian Natural Water and expect that acquisition to come on line in 2001. We believe that Hawaiian Natural owns attractive trademarks and names, and know that the company produces a superb product. As we add our efforts to distribute that product, we hope that you will have the opportunity to try the products and trust that you will agree with our analysis. Having in the past a relatively small number of sales means that the addition of a relatively small amount of additional sales can make that acquisition accretive to our Company.

In addition, we are looking at acquisitions in our traditional distribution area and hope to expand that business in a financially sound way. We believe we operate that segment in a very efficient manner and can utilize our operating philosophies to effectively expand in the future by acquisition.

At the beginning of year 2000, we moved our stock listing to the American Stock Exchange and changed our trading symbol to "DIT." In addition, throughout the year, we continued to pay a cash dividend. That dividend was increased by 50% to $.03 per share on a quarterly basis. Although we cannot predict the future, nor can we guarantee continuation, it is our hope that the dividends will continue with regularity.

As always, both of us are interested in hearing from you with any questions, suggestions, or comments. We await our future with growing anticipation. However, we are also cognizant that, with the vagaries of the national economy and other factors, continued success will not come to us without continued hard work. We appreciate the support which you, our shareholders, give us, and hope that, in the short-term future, the equity markets will come to appreciate our Company to a much greater degree. In addition, we are most grateful to our suppliers and customers without whom there would be no business. But most of all we appreciate the efforts of every single one of
our employees   it is they who truly are AMCON, and it is they who have made our success to date possible.




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

                               (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,           2000         1999         1998         1997         1996
--------------------------------------------------------------------------------------------------------
Sales...................................  $ 466,125    $ 385,501    $ 294,281    $ 178,991    $ 176,145

Cost of sales...........................    410,511      343,021      262,633      159,435      155,885
                                          ---------    ---------    ---------    ---------     --------
Gross profit............................     55,614       42,480       31,648       19,556       20,260

Operating expense.......................     48,706       34,616       26,209       16,753       17,504
                                          ---------    ---------    ---------    ---------    ---------
Income from operations..................      6,908        7,864        5,439        2,803        2,756

Interest expense........................      3,048        1,754        1,814          867        1,149

Other (income) expense, net.............     (2,160)         (72)        (276)      (1,353)        (697)
                                          ---------    ---------    ---------    ---------    ---------
Income before income taxes                    6,020        6,182        3,901        3,289        2,304

Income taxes                                  2,116        2,346        1,543        1,348          968
                                          ---------    ---------    ---------    ---------    ---------
Net income..............................      3,904        3,836        2,358        1,941        1,336

Accretion of preferred stock /1/ .......          -            -            -            -          (83)
                                          ---------    ---------    ---------    ---------    ---------
Net income..............................  $   3,904    $   3,836    $   2,358    $   1,941    $   1,253
                                          =========    =========    =========    =========    =========

Earnings per common and common
  equivalent share attributable to
  common shareholders:

  Basic:                                  $    1.43    $    1.41    $    0.87    $    0.72    $    0.46
                                          =========    =========    =========    =========    =========

  Diluted:                                $    1.37    $    1.35    $    0.85    $    0.72    $    0.46
                                          =========    =========    =========    =========    =========


Weighted average shares outstanding:
  Basic................................   2,734,862    2,727,892    2,703,868    2,692,560    2,690,493
  Diluted..............................   2,853,320    2,855,419    2,788,996    2,696,608    2,690,493



                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30,               2000         1999         1998         1997         1996
--------------------------------------------------------------------------------------------------------
Working capital  .......................  $  27,373    $  18,737    $  18,474    $  11,158    $  11,572

Total assets............................     72,996       68,589       39,644       23,497       23,026

Long-term obligations and subordinated
 debt /2/...............................     40,583       38,129       19,207        9,123       10,245

Shareholders' equity /4/................     16,855       13,258        9,605        7,208 /3/    6,621

------------------------
     /1/ Preferred stock valued at $1,000,000 was issued in partial payment for repurchase of warrants which were originally issued in 1989. The preferred stock accreted to the redemption price of $1,200,000 in lieu of cash dividends and was redeemed in December 1996.

     /2/ Includes current portion of long-term obligations and subordinated debt.

     /3/ Reflects redemption of preferred stock described in footnote 1 above for $1,200,000 in December 1996.

     /4/   Net of dividends declared of $322,691 and $198,392 in fiscal 2000 and 1999, respectively.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended September 30, 2000. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report.

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30, 2000          Fourth         Third         Second         First
--------------------------------------------------------------------------------------------------------
Sales...................................     $126,461       $115,884      $111,736      $112,044

Gross profit............................       13,932         13,008        14,715        13,959

Income before taxes.....................          327          2,175 /1/     1,894         1,624

Net income..............................          306          1,381         1,206         1,012

Earnings per common and common
 equivalent share:

 Basic:                                      $   0.11       $   0.50       $  0.44       $  0.37
                                             ========       ========       =======       =======

 Diluted:                                    $   0.11       $   0.49       $  0.42       $  0.35
                                             ========       ========       =======       =======

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED SEPTEMBER 30, 1999          Fourth         Third         Second         First
--------------------------------------------------------------------------------------------------------
Sales...................................     $109,501       $103,651       $90,040       $82,309

Gross profit............................       11,814         10,665         9,353 /2/    10,646 /2/

Income before taxes.....................        1,001          1,360         1,425         2,395

Net income..............................          682            850           861         1,443

Earnings per common and common
 equivalent share:

 Basic:                                      $   0.25       $   0.31       $  0.32       $  0.53
                                             ========       ========       =======       =======

 Diluted:                                    $   0.24       $   0.30       $  0.30       $  0.51
                                             ========       ========       =======       =======

     /1/ Income before taxes includes gains associated with the sale of real estate and intangible assets.

     /2/ Gross profit in the first and second quarters include margin from a significant cigarette price increase which took effect during the first quarter.

Quarterly earnings are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.

MARKET FOR COMMON STOCK

On December 31, 1999, the Company moved from the NASDAQ SmallCap Market to the American Stock Exchange ("AMEX"). The Company's trading symbol changed to "DIT". The following table reflects the range of the high and low prices per share of the Company's Common Stock reported by NASDAQ and AMEX for the years ended September 29, 2000 and September 24, 1999. Quotations for fiscal 1999 and for the first quarter of fiscal 2000 represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent market transactions. Quotations for the second, third and fourth quarters of fiscal 2000 represent the high and low sales price of the Company's common stock. All quotations have been adjusted to reflect the 10% stock dividend paid in February 2000. As of December 15, 2000, the Company had approximately 1,000 holders of record of its shares and the Company believes that approximately 1,600 additional persons hold shares beneficially.

                                                     COMMON STOCK
                                                 ---------------------
                                                  HIGH           LOW
                                                 ------         ------
Year ended September 29, 2000:
    4th Quarter                                  $ 6.00         $ 5.00
    3rd Quarter                                    6.81           5.25
    2nd Quarter                                    7.72           6.13
    1st Quarter                                    9.09           6.42

Year ended September 24, 1999:
    4th Quarter                                  $ 9.09         $ 6.71
    3rd Quarter                                    9.32           5.45
    2nd Quarter                                    7.73           5.17
    1st Quarter                                    7.39           3.86

During the fiscal year ended September 29, 2000, the Board of Directors declared cash dividends of $0.03 per share per quarter or $0.12 per share for the year. In December 1999, the Board of Directors declared a special 10% stock dividend. The Board of Directors will evaluate payment of future dividends at their regular meetings. In addition to possible dividends in the future, retained earnings will be used to finance acquisitions of other distributing and retail companies, develop new products, expand markets and for other corporate purposes. The payment of dividends requires the prior approval of the lender under various borrowing arrangements entered into by the Company.

On September 27, 1996, AMCON issued options to purchase 24,200 shares of its common stock to management employees at an exercise price of $1.48 per share (shares and exercise price adjusted for 10% stock dividend paid in February
2000). On November 10, 1997, options to purchase 154,000 shares of common stock were issued to management employees at exercise prices of $2.61 and $2.88 (shares and exercise price adjusted for 10% stock dividend paid in February 2000). During fiscal 1999, options to purchase 115,500 shares of common stock were issued to management employees at exercise prices between $5.91 and $9.00 (shares and exercise price adjusted for 10% stock dividend paid in February 2000). During fiscal 2000, options to purchase 32,900 shares of common stock were issued to management employees at an exercise price of $5.75. At September 29, 2000, options to acquire 131,076 shares of common stock were fully vested and exercisable.

In November 1997, AMCON issued options to acquire 33,000 shares of its common stock at an exercise price of $2.61 per share (shares and exercise price adjusted for 10% stock dividend paid in February 2000). The options were issued to two independent directors of the Company as consideration for past service to the Company. The options have a termination date of November 10, 2007 and vest over a three year period. In December 1998, options to acquire 22,000 shares of AMCON's stock were issued to the Company's four independent directors at an exercise price of $6.14 per share (shares and exercise price adjusted for 10% stock dividend paid in February 2000). The options were fully vested at the date of grant. In June 1999, AMCON issued options to acquire 8,800 shares of its common stock to its four independent directors at an exercise price of $8.18 per share (shares and exercise price adjusted for 10% stock dividend paid in February 2000). The options were fully vested at the date of grant. At September 29, 2000, 57,200 options issued to independent directors were fully vested and exercisable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMCON Distributing Company (together with its wholly-owned subsidiary, Food For Health Co., Inc. and its wholly-owned subsidiaries, Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc.) operates 8 distribution centers and 14 retail health food stores in the Great Plains, Rocky Mountain, Western and Southern regions of the United States. As used herein, unless the context indicates otherwise, the term "ADC" means the separate company operations or

"traditional distribution business" of AMCON Distributing Company, the term "FFH" means the "natural food distribution business" of Food For Health Co., Inc. The terms "CNF" and "HFA" represent the "retail health food stores" operated by Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc., respectively, both wholly-owned subsidiaries of FFH, and the term "AMCON" or the "Company" means AMCON Distributing Company and its subsidiaries.

AMCON's fiscal year ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 29, 2000, September 24, 1999, and September 25, 1998. Fiscal 2000 comprised 53 weeks. Fiscal 1999 and 1998 each comprised 52 weeks.

RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Income Statement as a percentage of sales for the fiscal years ended September 30, 2000, 1999, and 1998:

                                                 Fiscal Year Ended September 30,
                                                 -------------------------------

                                                   2000        1999       1998
                                                 --------    --------   --------
Sales..........................................    100.0%      100.0%     100.0%

Cost of sales..................................     88.1        89.0       89.3
                                                 -------     -------   --------

Gross profit...................................     11.9        11.0       10.7

Selling, general and
   administrative expense......................      9.8         8.5        8.5

Depreciation and amortization..................      0.6         0.5        0.4
                                                 -------     -------   --------

Income from operations.........................      1.5         2.0        1.8

Interest expense...............................      0.7         0.5        0.6

Other (income) expense, net....................     (0.5)       (0.1)      (0.1)
                                                 -------     -------   --------

Income before income taxes.....................      1.3         1.6        1.3

Income tax expense.............................      0.5         0.6        0.5
                                                 -------     -------   --------

Net income                                           0.8%        1.0%       0.8%
                                                 =======    ========   ========




YEAR ENDED SEPTEMBER 30, 2000 VERSUS YEAR ENDED SEPTEMBER 30, 1999. Sales for the year ended September 30, 2000 increased 21% to $466.1 million, compared to $385.5 million for the year ended September 30, 1999. Sales increase by business segment is as follows (dollars in millions):

     Wholesale distribution            $ 53.5 million
     Retail health food stores           27.1 million
                                       ------
                                       $ 80.6 million
                                       ======

Sales from the traditional distribution business increased by $54.7 million for the year ended September 30, 2000 as compared to the same period in the prior year as follows: Cigarette sales increased approximately $45.4 million over the prior year (approximately $32.3 million was due to price increases and the balance was due to increased volume). Sales of non-cigarette products increased by $9.3 million primarily due to increased volume. Sales from the health and natural foods distribution business decreased by $1.2 million primarily due to the loss of several significant customers who either were acquired or implemented an internal distribution system during the year. The increase in sales of $27.1 million from the retail health food stores, Chamberlin's Market & Cafe and Akin's Natural Foods Market, is primarily due to new sales generated since the retail segment was purchased in the third and fourth quarters of fiscal 1999.

Gross profit increased 30.9% to $55.6 million for the year ended September 30, 2000 compared to $42.5 million for the prior fiscal year. Gross profit as a percentage of sales increased to 11.9% for the period compared to 11.0% for fiscal 1999. Gross profit by business segment for the year ended September 30, 2000 is as follows (dollars in millions):

                                                                   Incr/
                                                2000      1999    (Decr)
                                               ------    ------   ------
     Wholesale distribution (recurring)        $ 41.6    $ 36.0   $  5.6
     Wholesale distribution (nonrecurring)          -       3.7     (3.7)
     Retail health food stores                   14.0       2.8     11.2
                                               ------    ------   ------
                                               $ 55.6    $ 42.5   $ 13.1
                                               ======    ======   ======

The increases in gross profit and gross profit percentage were primarily attributable to $14.0 million in gross profit generated by the retail health food stores, which were acquired in the third and fourth quarters of fiscal 1999. Profit margins generated by the retail food stores are typically 40-45% compared to profit margins of 9-11% generated by the distribution segment. Gross profit generated by the recurring distribution businesses increased by $5.6 million due to additional sales generated by the traditional distribution business. However, the traditional distribution business experienced a decrease of $3.7 million in nonrecurring gross profit in fiscal 2000, as compared to the same period of the prior year, due to the absence of cigarette price increases of the magnitude of which occurred in the prior year. A significant cigarette price increase was implemented by cigarette manufacturers in the first quarter of fiscal 1999 as the result of a settlement that was reached between the major tobacco manufacturers and the various states that had filed liability suits against the industry. Price increases of the magnitude experienced in November 1998 have historically been rare and the level of profits generated by this event are not expected to recur on a regular basis. Manufacturers increased the price of cigarettes on several occasions since November 1998. Management considers gross profits derived from these increases to occur in the normal course of business even though their occurrence is irregular and unpredictable.

Sales of the Company's private label cigarettes declined significantly from 1993 through 1999 primarily due to the price differential between premium and major generic brands. The rate of decline in private label cigarette sales slowed in fiscal 2000 and gross profit derived from such sales increased slightly in the year ended September 30, 2000 as compared to the prior year due to enhancements in the manufacturer's promotional program. Management expects the gross profit derived from the sale of its private label cigarettes to remain at current levels in fiscal 2001.

For the year ended September 30, 2000, total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, increased 40.7% or $14.1 million to $48.7 million compared to fiscal 1999. The increase was primarily due to expenses associated with the retail health food stores which accounted for $10.2 million of the increase in operating expenses. The retail health food stores were acquired in the third and fourth quarters of fiscal 1999; therefore, there were no operating expenses associated with this business segment in the first six months of the prior fiscal year. Operating expenses incurred by the distribution segment increased by $3.9 million primarily due to increased labor costs in the distribution centers resulting from tight labor markets, an increase in fuel and other delivery expenses, and additional administrative costs associated with development of new retail business opportunities. As a percentage of sales, total operating expense increased to 10.4% from 9.0% during the prior year. This increase is primarily due to operating costs incurred by the retail health food business during the period. Operating expenses incurred by this business segment were approximately 37.6% of sales compared to 8.3% incurred by the wholesale distribution business.

As a result of the above, income from operations for the year ended September 30, 2000 decreased $955,700 or 12.2% to $6,908,280.

Interest expense for the year ended September 30, 2000 increased 73.7% to $3.0 million compared to $1.8 million during the prior year. The increase was primarily due to interest expense attributable to the debt incurred to purchase the retail health food stores in fiscal 1999. Interest expense associated with this acquisition debt was approximately $1.6 million for the year ended September 30, 2000, compared to $204,000 in the prior year. Interest expense associated with the Company's operating lines of credit decreased approximately $152,000 for the year ended September 30, 2000, as compared to the prior year. The decrease was primarily attributable to reductions to the revolving credit balances from the proceeds of the sale of the Company's interest in a condominium.

Other income for the year ended September 30, 2000 of $2.2 million was generated primarily by $1.9 million in gains associated with the sale of the Company's interest in a condominium and resolution of an intellectual property matter involving a trademark. Sale of fixed assets and marketable securities, royalty payments and dividends received on investment securities were also included in other income. Other income for the year ended September 30, 1999 of $72,000 was generated from similar activities.

The effective tax rate was 35% in fiscal 2000, compared to 38% in fiscal 1999. The decrease was attributable to release of tax reserves that were previously recorded and are no longer required due to expiration of the related statute or favorable tax audit determination.

As a result of the above factors, net income for the year ended September 30, 2000 was $3,904,439 compared to $3,835,529 for fiscal 1999.

The distribution industry is in a state of consolidation as intense competition and pressure on profit margins continue to affect both large and small distributors. The retail natural foods industry is highly fragmented, with more than 9,000 stores operated independently or as part of small chains. The two leading natural food chains continue to expand their geographic markets and acquire smaller independent competitors. In addition, conventional supermarkets and mass market outlets have also begun to increase their emphasis on the sale of natural products. This business climate subjects operating income to a number of factors which are beyond the control of management, such as competing retail stores opening in close proximity to the Company's retail stores and manufacturers' changing prices and promotional programs.

While the Company sells a diversified product line, it remains dependent on cigarette sales which represented approximately 63% of its revenue and 33% of its gross margin in fiscal 2000. Changes in manufacturers' cigarette pricing affects the market for generic and private label cigarettes and net income is heavily dependent upon sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of other distributing companies and retail stores in similar business lines and further sales of assets that are no longer essential to its primary business activities such as investments in equity securities.

Investments in equity securities at September 30, 2000 and 1999 consisted primarily of 70,000 and 83,000 shares, respectively, of Consolidated Water Company Limited ("CWC,"), a public company which is listed on NASDAQ. The Company's basis in the securities was $127,000 and $151,000, and the fair market value of the securities was $499,000 and $540,000 on September 30, 2000 and September 30, 1999, respectively. The unrealized gain on CWC shares was approximately $372,000 and $389,000 on September 30, 2000 and 1999, respectively. The fair market value of the CWC shares on December 15, 2000 was $485,800.

YEAR ENDED SEPTEMBER 30, 1999 VERSUS YEAR ENDED SEPTEMBER 30, 1998. Sales for the year ended September 30, 1999 increased 31% to $385.5 million, compared to $294.3 million for the year ended September 30, 1998. Sales from the traditional distribution business through September 30, 1999 were $72.8 million over the prior year. Component increases were as follows: Cigarette sales increased approximately $65.5 million over the prior year (approximately 61% was due to price increases over the past 12 months and the balance was due to increased volume). Sales of non-cigarette products increased by $7.3 million primarily due to increased volume. Sales from the health and natural foods distribution business increased by $11.4 million. This increase was partially due to $5.8 million of sales generated by U.S. Health Distributors, Inc. ("USHD") which was acquired by FFH in November 1998 and merged into FFH in fiscal 2000. Additionally, since FFH was acquired mid-way through the first quarter of fiscal 1998, FFH's sales in the first quarter of 1999 were approximately $4.1 million greater than the prior year. New sales generated by the retail health food stores acquired by FFH during fiscal 1999 totaled $7.0 million. CNF, acquired on March 29, 1999, contributed $6.4 million of new sales and HFA, acquired on September 15, 1999, contributed $569,000 of new sales.

Gross profit increased 34.2% to $42.5 million for the year ended September 30, 1999 compared to $31.6 million for the prior fiscal year. Gross profit as a percent of sales increased to 11.0% for the period compared to 10.7% for the year ended September 30, 1998. The increases in gross profit and gross profit percentage were primarily attributable to a substantial cigarette price increase during the first quarter of the year which resulted from a settlement that was reached between the major tobacco manufacturers and the various states that had filed liability suits against the industry. This nonrecurring price increase accounted for approximately $4.2 million in gross margin for the year ended September 30, 1999 versus $1.5 million in the prior year.
Gross margin from the distribution businesses operated by ADC and FFH increased by $5.2 million due to increases in volume and an additional 6 weeks of operations by FFH, which was acquired in mid-November 1997. In addition, gross profit generated by USHD and the retail businesses, CNF & HFA, which were acquired during the fiscal 1999, was $4.5 million. These increases in gross profit were partially offset by a $2.0 million LIFO inventory adjustment during the second, third and fourth quarters.

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

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended September 30, 2000, AMCON utilized cash flow in operating activities to finance increases in inventory in the traditional distribution business for operational and tax planning purposes. Cash was utilized in investing activities during the fiscal year to purchase the common stock of TINK, Inc. in August 2000 for $905,000 and to invest in Hawaiian Natural Water Company by providing $350,000 of financing in September 2000. Cash was provided from investing activities through settlement of an intellectual property matter and the sale of the Company's condominium in April 2000. Cash was provided by financing activities through increases in ADC's revolving credit facility of $4.2 million to finance the purchase of additional inventory. In addition, cash was utilized to repay $1.0 million in term debt related to the acquisition of FFH in fiscal 1998 and $800,000 of subordinated debt related to the acquisition of HFA in fiscal 1999. Cash of $372,000 was also used to pay dividends to common shareholders.

The Company makes capital expenditures primarily for equipment for its distribution facilities including computers, delivery vehicles and warehouse equipment and for remodeling of existing retail health food stores. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash used in operations approximated $3.1 million in fiscal 2000. Cash provided by operating activities approximated $2.4 million in fiscal 1999. Capital expenditures during those periods equaled approximately $959,000 and $762,000, respectively. Any remaining cash provided by operations is applied to debt service. The Company anticipates that capital expenditures during fiscal 2001 will be approximately $1.4 million and will be used for the purposes stated above.

The Company had working capital of approximately $27.7 million as of September 30, 2000. The Company's ratio of debt to equity was 3.33 at September 30, 2000 compared to 4.17 at September 30, 1999.

AMCON maintains two revolving credit facilities, the ADC revolving credit facility (the "Facility") and the FFH revolving credit facility (the "FFH Facility"). The Facility allows ADC to borrow up to $25 million at any time, subject to eligible accounts receivable and inventory requirements, and provides for an additional $1.5 million facility to be used for transportation equipment purchases. The Facility was amended in November 2000 to increase the borrowing limit to $30 million for a six month period. The Facility bears interest at the bank's base rate ("Prime") less 0.5% or LIBOR plus 1.75%, as selected by ADC. As of September 30, 2000, ADC had borrowed approximately $22.5 million under the Facility. The Facility is collateralized by all equipment, general intangibles, inventories and accounts receivable, and with a first mortgage on the owned distribution center. The Facility expires on February 25, 2002. Borrowings of $15.5 million under the Facility have been classified as long-term based on expected borrowing levels.

The Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the Facility. For fiscal 2001 and 2000, the Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of
1.1 to 1.0, an average annual debt service coverage ratio of 1.50 to 1.0, a debt to equity ratio of 4.0 to 1.0 (excluding debt associated with the acquisition of FFH) and minimum tangible net worth of $4,500,000. In addition, AMCON may not pay dividends with respect to its Common Stock without the consent of the lender of the Facility. In December 1999, AMCON received consent to pay cash dividends of up to $0.03 per share per quarter and to pay a special 10% stock dividend in February 2000.

The FFH Facility was amended in November 1999 to increase the amount provided for maximum borrowings from $6 million to $8 million. Borrowings under the FFH Facility are collateralized by the assets of FFH and are guaranteed by AMCON. Amounts under the FFH Facility bear interest at Prime less 0.5% or LIBOR plus 2.00%, as selected by FFH. A commitment fee of .25% of the annual average unutilized amount of the commitment is required. As of September 30, 2000, FFH had borrowed approximately $5.3 million under the FFH Facility. The FFH Facility expires on February 25, 2002. Borrowings under the FFH Facility have been classified as long-term based on expected borrowing levels.

The FFH Facility contains covenants which, among other things, (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, and (iii) restrict mergers and acquisitions and changes in business or conduct of business. In addition, FFH may not pay dividends with respect to its Common Stock without the consent of the lender of the FFH Facility. In December 2000, the FFH Facility was amended to remove certain covenants that related to financial ratios and net worth.

In November 1997, AMCON borrowed $4.5 million from a bank to finance the purchase of the common stock of FFH (the "Acquisition Loan"). The Acquisition Loan has a term of five years, bears interest at Prime less 0.5% or LIBOR plus 1.75%, as selected by AMCON, and requires monthly payments equal to accrued interest plus principal payments of $85,096, which began in August 1998. As of September 30, 2000, the outstanding balance of the Acquisition Loan was $2.2 million.

On November 20, 1998, FFH purchased all of the outstanding stock of U.S. Health Distributors, Inc. ("USHD"), a distributor of health and natural foods based in Melbourne, FL, for $1.3 million in cash. The acquisition was funded by a $1.1 million five and one-half year term loan from a bank (the "USHD Acquisition Loan"). The loan bears interest at Prime less 0.5%, requires payments of interest only for the first six months and monthly principal payments for the term of the loan. USHD was merged into FFH during fiscal 2000. The loan is collateralized by the assets of FFH. As of September 30, 2000, the outstanding balance of the USHD Acquisition Loan was $792,000.

In January 1999, ADC utilized proceeds from the Facility to satisfy its obligation associated with a $1,250,000 non-revolving line of credit with a bank which was used to finance the purchase of trucks and delivery equipment.

In March 1999, FFH purchased all of the outstanding stock of CNF (d/b/a Chamberlin's Market & Cafe), a chain of six health and natural food product retail stores based in Winter Park, Florida, for $2.2 million in cash. The acquisition was funded through borrowings on the Facility. In addition, CNF's existing short and long-term debt of $2.8 million was paid in full through borrowings under the Facility.

In September 1999, FFH purchased of all of the outstanding stock of HFA (d/b/a Akin's Natural Foods Market) for a purchase price of $14.0 million. Funding for the acquisition was provided as follows: $4.0 million through borrowings under the Facility; $2.0 million through borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") from FFH to the sellers; and $8.0 million through borrowings under a Collateralized Promissory Note (the "Collateralized Note") from FFH to the sellers.

Both the Convertible Note and the Collateralized Note have five-year terms and bear interest at 8% per annum. Principal on the Convertible Note is due in a single payment at maturity. Principal on the Collateralized Note is payable in installments of $800,000 per year with the balance due at maturity. The Collateralized Note is collateralized by a pledge of the stock of HFA. The principal balance of the Convertible Note may be converted into stock of FFH under circumstances set forth in the Convertible Note. As of September 30, 2000, the outstanding balances of the Convertible Note and the Collateralized Note were $2.0 million and $7.2 million, respectively.

In November 1999, CNF purchased the assets of MDF Health, Inc. ("MDF") for a purchase price of $220,000. Funding for the acquisition was provided through borrowings under a subordinated note from CNF to the sellers in the amount of $220,000 (the "MDF Note"). The MDF Note has a term of 3 years and bears interest at 8% per annum. Principal and interest payments are due monthly. As of September 30, 2000, the outstanding balances of the MDF Note was $157,900.

In August 2000, CNF purchased all of the outstanding common stock of TINK, Inc. for a purchase price of $900,000. Funding for the acquisition was provided as follows: $600,000 in borrowings under the Facility and $300,000 through borrowings under a subordinated note from CNF to the sellers (the "TINK Note"). The TINK Note has a term of 5 years and bears interest at 7% per annum. Interest payments are due monthly with annual principal payments ranging from $40,000 to $80,000. As of September 30, 2000, the outstanding balances of the TINK Note was $300,000.

As of September 30, 2000, the Company had additional outstanding long-term indebtedness of approximately $174,000 consisting of capital leases for computer equipment, the current portion of which equaled approximately $108,000. The interest rates on the notes relating to such indebtedness range from 6.9% to 9.5% per annum.

Management believes that funds generated from operations, supplemented as necessary with funds available under the Facility and the FFH Facility, will provide sufficient liquidity to cover its debt service and any reasonably foreseeable future working capital and capital expenditure requirements associated with existing operations.

RECENT DEVELOPMENTS

In November 2000, the Company entered into a merger agreement with Hawaiian Natural Water Company, Inc. (OTC: HNWC), pursuant to which HNWC would be merged with and into, and thereby become, a wholly-owned subsidiary of AMCON Distributing Company. As a result, the Company will issue between 358,168 and 477,558 shares of its common stock to HNWC shareholders, representing between 11.6% and 14.9% of the Company's outstanding shares after giving effect to the merger.

The Company has provided HNWC with certain interim debt financing pending the consummation of the merger. The Company loaned HNWC $350,000 in September 2000 and $400,000 in October 2000 for a total of $750,000 to be used for working capital and other general corporate purposes, including redemption of outstanding preferred stock. The loan is evidenced by promissory notes, bearing interest at the rate of 10% per annum, due on March 31, 2001 which are secured by substantially all of HNWC's assets. In the event that the merger agreement is terminated for any reason or HNWC defaults on its obligations under the notes, the Company will be entitled to convert the notes into Series C Convertible Preferred Stock which, among other things, would entitle the Company to elect a majority of HNWC's Board of Directors. The notes are also convertible upon 61 days' advance notice into HNWC common stock at the same exchange ratio as in the merger.

The merger is expected to qualify as a tax-free reorganization and to be recorded on the Company's books using the purchase method of accounting. The merger is subject to various conditions, including the effectiveness of a registration statement covering the shares to be issued in the merger, the listing of such shares on AMEX and approval of the stockholders of HNWC. It is expected that the merger will be consummated on or before March 31, 2001.

In order to achieve HNWC's growth targets, it is anticipated that HNWC will need to obtain additional bottling equipment in amounts up to $1.5 million. Financing sources for these capital acquisitions have not yet been determined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

AMCON does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. AMCON's exposure to market risk relates primarily to its investment in the common stock of Consolidated Water Company, a public company traded on the Nasdaq National Market system, and to changes in interest rates on its long-term obligations. At September 30, 2000, the Company held 70,000 shares of common stock of Consolidated Water Company valued at $499,000.
AMCON values this investment at market and records price fluctuations in equity as unrealized gain or loss on investments. At September 30, 2000, AMCON had $30.0 million of variable rate debt outstanding, with maturities through May 2004. The interest rates on this debt ranged from 8.38% to 9.0% at September 30, 2000. The Company has the ability to select the bases on which its variable interest rates are calculated and may select an interest rate based upon the lender's base interest rate or based upon LIBOR. This provides management with some control of AMCON's variable interest rate risk. Management estimates that AMCON's cash flow exposure relating to interest rate risk based upon its current borrowings is approximately $185,000 annually for each 1% change in the lender's base interest rate or LIBOR, as applicable.

The Company is also exposed to market risk through its investment in a $350,000 convertible note receivable from HNWC. The note is recorded at amortized cost, accrues interest at 10% per annum and matures on March 31, 2001. The note is convertible into HNWC common stock. Market increases in interest rates and in HNWC's stock price could increase the likelihood that such notes would be converted. Alternatively, market decreases in interest rates and HNWC's stock price could decrease the likelihood of conversion. Likewise, market changes in HNWC's stock price and interest rates impact the fair value of the convertible note receivable.

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

November 22, 2000



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of AMCON Distributing Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the consolidated financial position of AMCON Distributing Company and its subsidiaries as of September 30, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for inventory in fiscal 1999.



PRICEWATERHOUSECOOPERS LLP
Omaha, Nebraska
November 22, 2000, except for paragraph 5 of Note 8, for which the date is December 22, 2000




CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
September 30,                                                              2000                   1999
------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                              $   1,148,276         $   1,728,042
  Accounts receivable, less allowance for
   doubtful accounts of $783,606 and $676,801                          18,743,026            18,345,816
  Inventories                                                          29,397,579            23,979,639
  Notes receivable                                                        350,000                     -
  Deferred income taxes                                                   888,805               717,022
  Other                                                                   752,126             1,000,189
                                                                    -------------         -------------
  Total current assets                                                 51,279,812            45,770,708

Fixed assets, net                                                       5,886,773             7,502,927
Investments                                                               509,162               561,941
Other assets                                                           15,319,764            14,753,640
                                                                    -------------         -------------

                                                                    $  72,995,511         $ 68,589,216
                                                                    =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                  $  10,747,124         $  11,953,546
  Accrued expenses                                                      2,934,652             3,173,231
  Accrued wages, salaries and bonuses                                     967,383               640,933
  Income taxes payable                                                          -               283,111
  Current portion of long-term debt                                     8,345,243            10,133,393
  Current portion of subordinated debt                                    912,694               800,000
  Dividends payable                                                             -                49,598
                                                                    -------------         -------------
          Total current liabilities                                    23,907,096            27,033,812
                                                                    -------------         -------------

Deferred income taxes                                                     486,408               678,455
Other liabilities                                                         421,750               423,574
Long-term debt, less current portion                                   22,580,116            17,995,432
Subordinated debt, less current portion                                 8,745,236             9,200,000
Commitments (Note 13)

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none outstanding                                                -                     -
  Common stock, $.01 par value, 15,000,000 shares
    authorized and 2,737,551 and 2,480,000 issued at
    September 30, 2000 and 1999                                            27,376                24,800
  Additional paid-in capital                                            4,121,981             2,271,278
  Accumulated other comprehensive income,
     net of $139,482 and $149,664 tax                                     228,924               234,299
  Retained earnings                                                    12,476,624            10,727,926
                                                                    -------------         -------------
                                                                       16,854,905            13,258,303

  Less treasury stock,102 shares at cost
     at September 30, 1999                                                      -                 (360)
                                                                    -------------         -------------
          Total shareholders' equity                                   16,854,905            13,257,943
                                                                    -------------         -------------
                                                                    $  72,995,511         $  68,589,216
                                                                    =============         =============


                  The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF INCOME

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                               2000               1999               1998
------------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $72.6 million,         $ 466,125,245      $ 385,501,178      $ 294,281,323
 $54.5 million and $52.9 million, respectively)

Cost of sales                                             410,511,066        343,021,443        262,632,767
                                                        -------------      -------------      -------------
Gross profit                                               55,614,179         42,479,735         31,648,556

Selling, general and administrative expenses               45,910,903         32,754,406         25,088,767
Depreciation and amortization                               2,794,996          1,861,364          1,120,482
                                                        -------------      -------------      -------------
                                                           48,705,899         34,615,770         26,209,249
                                                        -------------      -------------      -------------
Income from operations                                      6,908,280          7,863,965          5,439,307

Other expense (income):
  Interest expense                                          3,048,314          1,754,837          1,814,555
  Other (income) expense, net                              (2,159,995)           (72,325)          (276,287)
                                                        -------------      -------------      -------------
                                                              888,319          1,682,512          1,538,268
                                                        -------------      -------------      -------------
Income before income taxes                                  6,019,961          6,181,453          3,901,039

Income tax expense                                          2,115,522          2,345,924          1,542,853
                                                        -------------      -------------      -------------

Net income                                              $   3,904,439      $   3,835,529      $   2,358,186
                                                        =============      =============      =============

Earnings per common and
 common equivalent share:

     Basic                                              $        1.43      $        1.41      $        0.87
                                                        =============      =============      =============
     Diluted                                            $        1.37      $        1.35      $        0.85
                                                        =============      =============      =============

Weighted average shares outstanding:

     Basic                                                  2,734,862          2,727,892          2,703,868
                                                        =============      =============      =============
     Diluted                                                2,853,320          2,855,419          2,788,996
                                                        =============      =============      =============



                                      The accompanying notes are an integral part
                                           of these financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME

AMCON Distributing Company

----------------------------------------------------------------------------------------------------------------


                                             Preferred Stock                Common Stock           Additional
                                          -------------------         ----------------------        Paid-In
                                          Shares       Amount          Shares        Amount         Capital
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1997                     -           -         2,450,000      $24,500         $2,213,828

Issuance and exercise of warrants               -           -            30,000          300             57,450

Net income                                      -           -                 -            -                  -
Unrealized gain (loss) on investments
  available-for-sale, net of tax                -           -                 -            -                  -

Total comprehensive income
                                         --------     -------         ---------     --------        -----------
Balance, September 30, 1998                     -           -         2,480,000       24,800          2,271,278

Purchase of treasury stock                      -           -                 -            -                  -

Dividends                                       -           -                 -            -                  -

Net income                            -           -                 -            -                  -
Unrealized gain on investments
  available-for-sale, net of tax           -           -                 -            -                  -

Total comprehensive income
                                         --------     -------         ---------     --------        -----------
Balance, September 30, 1999                -           -         2,480,000       24,800          2,271,278

Exercise of options                             -           -             9,032           91             20,361

Purchase of treasury stock                      -           -                 -            -                  -

Dividends                                       -           -                 -            -                  -

10% stock dividend                              -           -           248,519        2,485          1,830,342

Net income                            -           -                 -            -                  -
Unrealized gain (loss) on investments
  available-for-sale, net of tax           -           -                 -            -                  -

Total comprehensive income
                                         --------     -------         ---------     --------        -----------
Balance, September 30, 2000                -           -         2,737,551     $ 27,376        $ 4,121,981
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


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (continued)

AMCON Distributing Company

---------------------------------------------------------------------------------------------------------------

                                      Accumulated
                                         Other
                                     Comprehensive      Retained             Treasury Stock
                                         Income         Earnings         Shares       Amount           Total
---------------------------------------------------------------------------------------------------------------

Balance, September 30, 1997              $237,503      $4,732,603           (97)        $(315)       $7,208,119

Issuance and exercise of warrants               -               -             -             -            57,750

Net income                                      -       2,358,186             -             -         2,358,186
Unrealized gain (loss) on investments
  available-for-sale, net of tax          (19,358)              -             -             -           (19,358)
                                                                                                    -----------
Total comprehensive income                                                                            2,338,828
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1998               218,145       7,090,789           (97)         (315)        9,604,697

Purchase of treasury stock                      -               -            (5)          (45)              (45)

Dividends                                       -        (198,392)            -             -          (198,392)

Net income                                      -       3,835,529             -             -         3,835,529
Unrealized gain on investments
  available-for-sale, net of tax           16,154               -             -             -            16,154
                                                                                                    -----------
Total comprehensive income                                                                            3,851,683
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 1999               234,299      10,727,926          (102)         (360)       13,257,943

Exercise of options                             -            (223)          108           399            20,628

Purchase of treasury stock                      -               -            (6)          (39)              (39)

Dividends                                       -        (322,691)            -             -          (322,691)

10% stock dividend                              -      (1,832,827)            -             -                 -

Net income                                      -       3,904,439             -             -         3,904,439
Unrealized gain (loss) on investments
  available-for-sale, net of tax           (5,375)              -             -             -            (5,375)
                                                                                                    -----------
Total comprehensive income                                                                            3,899,064
                                        ---------     -----------        ------     ---------       -----------
Balance, September 30, 2000              $228,924     $12,476,624             -     $       -       $16,854,905
                                        =========     ===========        ======     =========       ===========


                     The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company

------------------------------------------------------------------------------------------------------------
Fiscal Year Ended September 30,                                     2000            1999            1998
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $ 3,904,439     $ 3,835,529     $ 2,358,186
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                               2,794,996       1,861,364       1,120,482
      (Gain) loss on sales of fixed assets, intangibles,
        land held for sale and securities                        (2,102,857)            259         (46,955)
      Proceeds from sales of trading securities                           -               -         157,207
      Deferred income taxes                                        (363,830)        (89,875)         11,167
      Provision for losses on doubtful accounts and
        inventory obsolescence                                      412,724         314,720         640,494
  Changes in assets and liabilities, net of effect
    of acquisitions:
      Accounts receivable                                          (443,449)     (3,303,670)     (1,629,334)
      Inventories                                                (5,130,597)     (2,082,434)     (2,554,073)
      Other current assets                                         (194,117)       (537,548)       (180,622)
      Other assets                                                 (109,962)       (119,505)        (45,366)
      Accounts payable                                           (1,324,110)      2,632,025         432,398
      Accrued expenses and accrued wages, salaries and
        bonuses                                                     (82,129)        720,564         (44,771)
      Income taxes payable and receivable                          (490,931)       (858,360)        471,985
      Other liabilities                                                   -               -          (2,577)
                                                                -----------     -----------     -----------
         Net cash (used in) provided by operating activities     (3,129,823)      2,373,069         688,221
                                                                -----------     -----------     -----------
Cash flows from investing activities:
  Purchases of fixed assets                                        (966,018)       (761,706)       (782,440)
  Acquisitions, net of cash acquired                               (606,183)     (5,879,143)     (7,119,254)
  Proceeds from sales of fixed assets and intangibles             2,887,234          54,880          86,887
  Proceeds from sales of available-for-sale securities               92,260               -               -
  Purchase of debt security                                        (350,000)              -               -
  Proceeds from repayment of advance to officer                           -               -         100,000
                                                                -----------     -----------     -----------
         Net cash provided by (used in) investing activities      1,057,293      (6,585,969)     (7,714,807)
                                                                -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                              -       1,100,000       4,500,000
  Net (payments) proceeds on bank credit agreement                4,177,095       9,599,775       3,483,241
  Payments on long-term and subordinated debt                    (2,332,631)     (4,648,363)       (766,025)
  Debt issue costs                                                        -               -        (182,234)
  Proceeds from exercise of warrants                                      -               -           3,000
  Dividends paid                                                   (372,289)       (148,794)              -
  Purchase of treasury stock                                            (39)            (45)              -
  Proceeds from exercise of stock options                            20,628               -               -
                                                                -----------     -----------      ----------
Net cash provided by financing activities                         1,492,764       5,902,573       7,037,982
                                                                -----------     -----------     -----------
Net (decrease) increase in cash                                    (579,766)      1,689,673          11,396

Cash, beginning of year                                           1,728,042          38,369          26,973
                                                                -----------     -----------     -----------
Cash, end of year                                               $ 1,148,276     $ 1,728,042     $    38,369
                                                                ===========     ===========     ===========
Supplemental cash flow information:
  Cash paid during the year for interest                        $ 3,016,285     $ 1,675,323     $ 1,745,609
  Cash paid during the year for income taxes                      2,899,950       3,166,246       1,145,770

Supplemental noncash information:
  Acquisition of equipment through capital leases                         -          80,676               -
  Business combinations:
    Fair value of assets acquired                                 1,195,995      24,061,292     $12,988,719
    Subordinated debt assumed                                       520,000      10,000,000               -
    Other liabilities assumed                                           995       6,917,274       5,869,053
    Warrants issued                                                       -               -          54,750


                                        The accompanying notes are an integral part
                                                of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMCON Distributing Company

1.     Summary of Significant Accounting Policies:

Company Operations:
AMCON Distributing Company (together with its wholly-owned subsidiary, Food For Health Co., Inc. ("FFH")and its wholly-owned subsidiaries, U.S. Health Distributors, Inc. ("USHD"), Chamberlin's Natural Foods, Inc. ("CNF") and Health Food Associates, Inc. ("HFA")) operates 8 distribution centers and 14 retail health food stores in the Great Plains, Rocky Mountain, Western and Southern regions of the United States. During fiscal 2000, USHD was merged into FFH.

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

AMCON also operates eight (8) retail health food stores in Florida under the name Chamberlin's Market & Cafe and six (6) in the Midwest under the name Akin's Natural Foods Market. These stores, which were acquired during fiscal 1999, carry natural supplements, groceries, health and beauty care products and other food items.

The Company's operating income is subject to a number of factors which are beyond the control of management, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes and competing retail stores opening in close proximity to the Company's retail stores. While the Company sells a diversified product line, it remains dependent upon cigarette sales which represented approximately 63% of its revenue and 33% of its gross margin in fiscal 2000. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales.

Accounting Period:
AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. For convenience, the fiscal years have been indicated as September 30, whereas the actual year ends were September 29, 2000, September 24, 1999 and September 25, 1998. Fiscal 2000 comprised 53 weeks. Fiscal 1999 and 1998 each comprised 52 weeks.

Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable which were $2,852,720 and $4,423,433 at September 30, 2000 and 1999, respectively, reflect the checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facilities (see Note 8).

Debt and Equity Investments:
AMCON classifies marketable securities, debt securities and investments as held to maturity, available-for-sale or trading securities. Investments classified as available-for-sale or trading are stated at market value. Investments classified as held to maturity are stated at amortized cost. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized holding gains and losses are reported as a separate component of shareholders' equity, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income.

Accounts Receivable:
Accounts receivable consist primarily of amounts due to the Company from its normal business activities. An allowance for doubtful accounts is maintained to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

Inventories:
Inventories consist of finished products purchased in bulk quantities to be sold to the Company's customers. Effective in fiscal 1999, AMCON changed the method of accounting for inventory from the first-in, first-out, ("FIFO") method to the last-in, first-out ("LIFO") method. LIFO inventories at September 30, 2000 and 1999 were approximately $2.4 million and $2.0 million less than the amount of such inventories valued on a FIFO basis, respectively. The change in the inventory valuation method was made to better match current costs with current revenue. The change to LIFO reduced net income and basic earnings per share for the year ended September 30, 1999 by $1,284,000 and $0.47, respectively. Pro forma effects of retroactive application of LIFO are not determinable and there is no cumulative effect on retained earnings at the beginning of the year.

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

Comprehensive Income:
Comprehensive income includes all changes in stock-holders' equity with the exception of additional investments by shareholders or distributions to shareholders. Comprehensive income for the Company includes net income and the changes in net unrealized holding gains on investments charged or credited to stockholders' equity.

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

2.    Acquisitions:

In August 2000, the Company acquired all of the outstanding shares of TINK, Inc. (doing business as Natural Way Foods) for $900,000. The acquisition was financed through borrowings under the Company's revolving credit facility totaling $600,000 and a subordinated promissory note with the seller in the amount of $300,000.

In November 1999, the Company acquired all of the outstanding assets of MDF Health, Inc. for $220,000 financed by a seller-held subordinated note payable of $220,000.

Both acquisitions were accounted for using the purchase method of accounting. The purchase price for the above acquisitions was allocated to assets acquired based on their estimated fair values. The portion of the purchase prices allocated to goodwill totaled $750,000 and is being amortized on a straight line basis over 20 years.

The Company acquired HFA, CNF and USHD in September 1999, March 1999 and November 1998, respectively. FFH and the St. Louis distribution center were acquired in November 1997 and October 1997, respectively. These acquisitions were accounted for using the purchase method of accounting. Goodwill and other intangibles are described in Note 7.


The results of operations for each of the above are included in the accompanying financial statements from the date of acquisition.

Assuming the above acquisitions had occurred on the first day preceding the year of acquisition, unaudited pro forma consolidated sales, net income and earnings per share would have been as follows:

                                  2000             1999             1998
                             -------------    -------------    -------------
     Sales                   $ 466,980,000    $ 420,652,000    $ 348,459,000
     Net income              $   3,906,000        4,197,000        2,857,000
     Earnings per share:
       Basic                 $        1.43    $        1.54    $        1.06
       Diluted               $        1.37    $        1.47    $        1.02

The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisitions taken place on the first day of the year preceding the acquisition.

3.    Earnings Per Share:

Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding for each period. Diluted earnings per share is calculated by dividing net income by the sum of the weighted average common shares outstanding and the weighted average dilutive options and warrants, using the treasury stock method. All per share data has been restated to reflect the special 10% stock dividend paid in February 2000.

                                           For the years ended September 30,
                                     -------------------------------------------
                                        2000            1999            1998
                                     -----------     -----------     -----------
                                        Basic           Basic           Basic
                                     -----------     -----------     -----------
    Weighted average common
     shares outstanding                2,734,862       2,727,990       2,703,965

    Weighted average treasury
     shares                                    -             (98)            (97)
                                     -----------     -----------     -----------
    Weighted average number of
     shares outstanding                2,734,862       2,727,892       2,703,868
                                     ===========     ===========     ===========
    Net income                       $ 3,904,439     $ 3,835,529     $ 2,358,186
                                     ===========     ===========     ===========

    Earnings per share               $      1.43     $      1.41     $      0.87
                                     ===========     ===========     ===========


                                       Diluted         Diluted         Diluted
                                     -----------     -----------     -----------
    Weighted average common
     shares outstanding                2,734,862       2,727,990       2,703,965

    Weighted average treasury
     shares                                    -             (98)            (97)

    Weighted average of net
     additional shares outstanding
     assuming dilutive options
     exercised and proceeds used to
     purchase treasury stock             118,458         127,527          85,128
                                     -----------     -----------     -----------
    Weighted average number of
     shares outstanding                2,853,320       2,855,419       2,788,996
                                     ===========     ===========     ===========

    Net income                       $ 3,904,439     $ 3,835,529     $ 2,358,186
                                     ===========     ===========     ===========

    Earnings per share               $      1.37     $      1.35     $      0.85
                                     ===========     ===========     ===========

4.    Comprehensive Income (Loss):

The components of other comprehensive income (loss) were as follows:

                                                 2000         1999          1998
                                              ---------     ---------     ---------
Unrealized holding gains (losses)
 during the period:
   Unrealized gains (losses)                  $  53,089     $  28,700     $ (51,875)
   Related tax (expense) benefit                (34,747)      (12,546)       32,517
                                              ---------     ---------     ---------
   Net                                           18,342        16,154       (19,358)

Less reclassification adjustments for
 net gains realized on sale of
 investments during the period:
   Realized net gains                            68,646             -             -
   Related tax expense                          (44,929)            -             -
                                              ---------     ---------     ---------
   Net                                           23,717             -             -
                                              ---------     ---------     ---------
Total other comprehensive income (loss)       $  (5,375)    $  16,154     $ (19,358)
                                              =========     =========     =========


5.    Fixed Assets, Net:

Fixed assets at September 30, 2000 and 1999 consisted of the following:

                                                  2000              1999
                                              -----------       -----------
Land and buildings                            $   617,228       $   725,597
Condominium and furnishings                             -         1,246,625
Warehouse equipment                             6,536,990         5,238,860
Furniture, fixtures and
 leasehold improvements                         4,256,189         4,667,681
Vehicles                                        1,486,106         1,733,182
Capital equipment leases                          482,701           482,701
                                              -----------       -----------
                                               13,379,214        14,094,646

Less accumulated depreciation & amortization:
  Owned equipment                               7,166,280         6,405,944
  Capital equipment leases                        326,161           185,775
                                              -----------       -----------
                                              $ 5,886,773       $ 7,502,927
                                              ===========       ===========

At September 30, 1999, land and buildings included a warehouse held for sale which was recorded at its net realizable fair value. The property was sold in November 1999.

6.    Debt and Equity Investments:

Investments in equity securities at September 30, 2000 and 1999 consisted of the following:
                                                  September 30, 2000
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost      Gain(Loss)     Value
                                       ---------    ----------    ---------
Investments (available-for-sale)       $ 140,756     $ 368,406    $ 509,162
                                       =========     =========    =========

                                                September 30, 1999
                                       ------------------------------------
                                                    Unrealized     Market
                                          Cost         Gain         Value
                                       ---------     ---------    ---------
Investments (available-for-sale)       $ 177,978     $ 383,963    $ 561,941
                                       =========     =========    =========

The Company sold 13,000 shares of its available-for-sale investments and realized gains on the sale of $68,646 in fiscal 2000. No shares were sold in 1999 or 1998. The Company recognized gains of $29,400 on trading securities during fiscal 1998.

At September 30, 2000, the Company held a convertible note receivable of $350,000 from Hawaiian Natural Water Company, Inc. ("HNWC"). The note accrues interest at 10% and matures on March 31, 2001. The note is classified as held to maturity and the fair value approximates the carrying amount. See Note 17.

7.    Other Assets:

Other assets at September 30, 2000 and 1999 consisted of the following:

                                                2000              1999
                                            ------------      -----------
Trademarks and tradenames (less
  accumulated amortization of
  $477,786 and $13,542)                     $  8,222,214      $ 8,686,458
Goodwill (less accumulated amortization
  of $797,047 and $534,440)                    5,503,631        4,279,235
Covenants not to compete (less
  accumulated amortization of $287,481
  and $153,850)                                  536,234          724,615
Favorable leases (less accumulated
  (amortization of $90,671 and $56,375)          518,329          552,625
Cash surrender value of life
  insurance policies                             430,850          382,044
Debt issue costs (less accumulated
  amortization of $102,748 and $66,062)           79,486          116,172
Other                                             29,020           12,491
                                            ------------      -----------
                                            $ 15,319,764      $14,753,640
                                            ============      ===========

Trademarks and tradenames arose from the acquisitions of CNF and HFA during 1999 and are amortized using the straight-line method over 20 years.

Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 20 to 25 years. Amortization expense was $262,607, $198,712, and $96,919 for the years ended September 30, 2000, 1999, and 1998, respectively.

The covenants not to compete are amortized using the straight-line method over periods ranging from 2 to 5 years. Amortization expense was $287,484, $126,475, and $29,708 for the years ended September 30, 2000, 1999, and 1998, respectively.

Favorable leases arose from the acquisitions of USHD and HFA during fiscal 1999 and represent lease agreements in which the lease rates were below market value on the acquisition date. The leases are amortized over periods ranging from 3 to 11 years.

8.    Long-term Obligations:

Long-term obligations at September 30, 2000 and 1999 consisted of the following:

                                                      2000            1999
                                                  ------------    -----------
Revolving credit facility with a bank, interest
 payable monthly at the bank's base rate less
 0.5% or LIBOR plus 1.75%, as selected by the
 Company (ranging from 8.44% to 9.0% at
 September 30, 2000); principal due February
 2002                                             $ 22,477,301    $18,317,309

FFH revolving credit facility with a bank,
 interest payable monthly at the bank's base
 rate less 0.5% or LIBOR plus 2.0%, as selected
 by FFH (9.0% at September 30, 2000); principal
 due February 2002                                   5,269,213      5,252,110

Note payable to a bank, interest payable
 monthly at the bank's base rate less 0.5% or
 LIBOR plus 1.75% (ranging from 8.38% to 8.44%
 at September 30, 2000); principal payments of
 $85,096 due monthly through November 2002           2,212,500      3,233,653

Note payable to bank, interest payable monthly
 at the bank's base rate less 0.5% (9.0% at
 September 30, 2000); principal payments of
 $18,000 due monthly through May 2004                  792,000      1,008,000

Obligations under capital leases, payable
 in monthly installments with interest
 ranging from 6.9% to 9.5% through April 2001
 (Note 14)                                             174,345        317,753
                                                  ------------    -----------
                                                    30,925,359     28,128,825
Less current portion                                 8,345,243     10,133,393
                                                  ------------    -----------
                                                  $ 22,580,116    $17,995,432
                                                  ============    ===========

In March 1998, ADC entered into a revolving credit facility with a bank (the "Facility"). The Facility allows ADC to borrow up to $25 million at any time, subject to eligible accounts receivable and inventory requirements, and provides for an additional $1.5 million facility to be used for transportation equipment purchases. The Facility was amended in November 2000 to increase the borrowing limit to $30 million for a six month period. The Facility bears interest at the bank's base rate ("Prime") less 0.5% or LIBOR plus 1.75%, as selected by ADC. The Facility is collateralized by all equipment, general intangibles, inventories and accounts receivable, and with a first mortgage on the owned distribution center. As of September 30, 2000 the unused portion of the credit agreement was $2,522,699. The Facility expires on February 25, 2002.

The Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannually or annually as specified in the Facility. For fiscal 2001 and 2000, the Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of
1.1 to 1.0, an average annual debt service coverage ratio of 1.5 to 1.0, a debt to equity ratio of 4.0 to 1.0 (excluding debt associated with the acquisition of FFH) and minimum tangible net worth of $4,500,000. In addition, AMCON may not pay dividends with respect to its Common Stock without the consent of the lender of the Facility. In December 1999, AMCON received consent to pay cash dividends of up to $0.03 per share per quarter and to pay a special 10% stock dividend in February 2000.

In March 1998, FFH entered into a revolving credit facility with a bank (the "FFH Facility"). The FFH Facility was amended in November 1999 to increase the amount provided for maximum borrowings from $6 million to $8 million. Borrowings under the FFH Facility are collateralized by the assets of FFH and are guaranteed by AMCON. Amounts under the FFH Facility bear interest at Prime less 0.5% or LIBOR plus 2.0%, as selected by FFH. A commitment fee of .25% of the annual average unutilized amount of the commitment is required. As of September 30, 2000, FFH had borrowed approximately $5.3 million under the FFH Facility. The FFH Facility expires on February 25, 2002.

The FFH Facility contains covenants which, among other things, set forth certain financial ratios and net worth requirements which adjust semiannual or annually as specified in the FFH Facility. For fiscal 2001 and 2000, the FFH Facility includes covenants that (i) restrict the incurrence of additional debt, (ii) restrict payments, prepayments and repurchases of subordinated debt or capital stock, (iii) restrict mergers and acquisitions and changes in business or conduct of business and (iv) require the maintenance of certain financial ratios and net worth levels including a debt to equity ratio of 4.0 to 1.0 and minimum tangible net worth of $200,000. In addition, FFH may not pay dividends with respect to its Common Stock without the consent of the lender of the FFH Facility. As of September 30, 2000, FFH was not in compliance with the debt to equity or the net worth covenant. In December 2000, the FFH Facility was amended to remove certain covenants that related to financial ratios and net worth.

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

In November 1998, FFH borrowed $1.1 million from a bank to finance the purchase of the common stock of US Health Distributors, Inc. ("USHD"). The loan has a term of five and one-half years, bears interest at Prime less 0.5%, requires interest payments only for the first six months and monthly principal payments of $18,000 for the term of the loan. USHD was merged into FFH during fiscal 2000. The loan is collateralized by the assets of FFH.

The above long-term obligations, excluding obligations under the revolving credit facilities, have contractual maturities as follows:

          Year ending September 30
          ------------------------
                   2001                      $ 1,344,689
                   2002                        1,299,786
                   2003                          390,370
                   2004                          144,000
                                             -----------
                                             $ 3,178,845
                                             ===========

Borrowings under the revolving credit facilities in the amount of $20,746,514 have been classified as long-term based on expected borrowing levels. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 2000.

9.    Subordinated Debt:

Subordinated debt at September 30, 2000 and September 30, 1999 consisted of the following:
                                                      2000          1999
                                                  ------------  ------------
Convertible subordinated note payable,
 interest payable quarterly at 8% per
 annum; principal due at maturity of
 the note, September 15, 2004                     $  2,000,000  $  2,000,000

Collateralized subordinated promissory
 note payable, interest payable quarterly
 at 8% per annum; annual principal payments
 of $800,000 due annually through September
 2004 with balance of $4,000,000 due
 September 2004                                      7,200,000     8,000,000

Collateralized subordinated promissory note
 payable bearing interest at 8% per annum;
 principal and interest payments due monthly
 through October 2002                                  157,930             -

Collateralized subordinated promissory note
 payable, interest payable monthly at 7.0%
 per annum; annual interest payments ranging
 from $40,000 to $80,000 due annually from
 August 2001 through August 2005                       300,000             -

                                                  ------------  ------------
                                                     9,657,930    10,000,000
Less current portion                                   912,694       800,000
                                                  ------------  ------------
                                                  $  8,745,236  $  9,200,000
                                                  ============  ============

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

As of September 30, 2000, principal payments are due on subordinated debt as follows:

          Year ending September 30
          ------------------------
                   2001                      $   912,694
                   2002                          928,727
                   2003                          866,509
                   2004                        6,870,000
                   2005                           80,000
                                             -----------
                                             $ 9,657,930
                                             ===========

Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at September 30, 2000.

10.    Other (Income) Expense:

Other (income) expense consisted of the following for the years ended September 30, 2000, 1999 and 1998:

                                   2000            1999            1998
                               -----------     -----------     -----------
Interest income                $   (39,079)    $    (2,468)    $   (61,398)
Dividends                          (21,609)        (17,850)        (14,941)
Rent income                         (6,787)        (18,880)        (24,880)
Royalties                           (1,625)        (15,924)        (41,710)
Gain on marketable securities
  and investments                  (68,646)              -         (29,420)
Gain from disposition of
  fixed and intangible assets   (2,034,211)        (22,119)        (22,312)
Other                               11,962           4,916         (81,626)
                               -----------     -----------     -----------
                               $(2,159,995)    $   (72,325)    $  (276,287)
                               ===========     ===========     ===========

11.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended September 30, 2000, 1999 and 1998 consisted of the following:

                                    2000            1999            1998
                                -----------     -----------      ----------
Current:
 Federal                        $ 2,115,958     $ 2,125,264      $1,325,618
 State                              363,394         310,535         206,068
                                -----------     -----------      ----------
                                  2,479,352       2,435,799       1,531,686
                                -----------     -----------      ----------
Deferred:
  Federal                          (310,504)        (78,417)          9,735
  State                             (53,326)        (11,458)          1,432
                                -----------     -----------      ----------
                                   (363,830)        (89,875)         11,167
                                -----------     -----------      ----------
Provision for income
  taxes                         $ 2,115,522     $ 2,345,924      $1,542,853
                                ===========     ===========      ==========

During fiscal 2000, the Company recognized income tax benefit of approximately $184,000 related to tax reserves that were previously recorded and are no longer required due to expiration of the related statute or favorable tax audit determination.

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended September 30, 2000, 1999 and 1998:

                                    2000            1999           1998
                                -----------     -----------     ----------
Tax at statutory rate           $ 2,046,787     $ 2,101,694     $1,326,353
Amortization of
   goodwill                          69,590          70,462         42,742
Nondeductible business
  expenses                           20,953          21,741         26,351
State income taxes, net of
  federal tax benefit               201,573         205,811        156,551
Release of tax reserves            (186,737)              -              -
Other                               (36,644)        (53,784)        (9,144)
                                -----------     -----------     ----------
                                $ 2,115,522     $ 2,345,924     $1,542,853
                                ===========     ===========     ==========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at September 30, 2000 and 1999 relate to the following:

                                                  2000             1999
                                               -----------     -----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   284,546     $   260,509
    Accrued expenses                                175,570         144,575
    Net operating loss carryforwards                124,068          96,145
    Inventory                                       443,319         276,053
    Other                                                 -          14,930
                                                -----------     -----------
                                                  1,027,503         792,212
  Noncurrent:
    Net operating loss carryforwards                280,275         211,138
    Other liabilities                               170,030         169,458
    Other                                            59,719          24,530
                                                -----------     -----------
                                                    510,024         405,126
                                                -----------     -----------
            Total deferred tax assets           $ 1,537,527     $ 1,197,338
                                                ===========     ===========
Deferred tax liabilities:
  Current:
    Trade discounts                             $   128,204     $    75,190
    Other                                            10,494               -
                                                -----------     -----------
                                                    138,698          75,190

  Noncurrent:
    Fixed assets                                    330,165         373,318
    Tradenames                                      484,695         514,583
    Leases                                           42,090          46,016
    Unrealized gains on available-for-sale
      investments                                   139,482         149,664
                                                -----------     -----------
                                                    996,432       1,083,581
                                                -----------     -----------
          Total deferred tax liabilities        $ 1,135,130     $ 1,158,771
                                                ===========     ===========

Net deferred tax assets (liabilities):
  Current                                       $   888,805     $   717,022
  Noncurrent                                       (486,408)       (678,455)
                                                -----------     -----------
                                                $   402,397     $    38,567
                                                ===========     ===========

The Company did not record any valuation allowances against deferred tax assets at September 30, 2000 or 1999 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the acquisition of Sheya Brothers in 1993 and FFH in 1997. The utilization of the net operating loss related to Sheya Brothers of $198,000 at September 30, 2000 is limited (by Internal Revenue Code Section 382) to approximately $100,000 per year through 2002. The utilization of the net operating loss related to FFH of $884,000 at September 30, 2000 is limited (by Internal Revenue Code
Section 382) to approximately $232,000 per year through 2009.

12.    Profit Sharing Plan:

AMCON maintains profit sharing plans covering substantially all full-time employees. The plans provide for AMCON to make profit sharing contributions of up to 1% of qualified employees' gross wages. Employees may also make additional voluntary contributions which may be matched 50% by the Company up to the first 6% contributed. The Company contributed $367,818, $272,234, and $241,009 (net of employee forfeitures) to the profit sharing plans during the years ended September 30, 2000, 1999 and 1998, respectively.

13.    Related Party Transactions:

The Company was charged $60,000 by AMCON Corporation, the former parent of the Company for each of the years ended September 30, 2000, 1999 and 1998, as consideration for office rent and management services, which is included in selling, general and administrative expenses.

The remaining interest in a condominium and furnishings and related mortgage loan, was transferred from AMCON Corporation to the Company in 1992, as partial settlement of intercompany balances. The condominium was sold in 2000. Under a profit sharing agreement with AMCON Corporation, one-half of the net gain from the sale of the real estate was allocated to AMCON Corporation.

14.    Commitments:

The Company leases certain office equipment under a capital lease. The carrying value of these assets was $156,540 and $296,926 as of September 30, 2000 and 1999, respectively, net of accumulated amortization of $326,161 and $185,775.

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during the years ended September 30, 2000, 1999 and 1998 under such lease agreements was $3,820,925, $2,974,431 and $2,138,042, respectively. As of September 30,
2000, minimum future lease commitments are as follows:

     Year ending September 30,
                                                 Capital          Operating
                                                  Leases            Leases
                                                ----------       ------------
      2001                                      $  116,974       $  3,967,884
      2002                                          66,480          3,355,825
      2003                                           4,216          2,584,060
      2004                                               -          2,015,005
      2005                                               -          1,670,162
      Thereafter                                         -          1,486,138
                                                ----------       ------------
      Total minimum lease payments                 187,670       $ 15,079,074
      Less amount representing interest             13,325       ============
                                                ----------
      Present value of net minimum
        lease payments                          $  174,345
                                                ==========

15.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan"). In March 2000, the Stock Option Plan was amended to increase the maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan from 300,000 to 550,000. A special 10% stock dividend was paid in February 2000 and all share and price information has been restated to reflect the dividend. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. On September 27, 1996, options to purchase 24,200 shares of common stock were issued to management employees at an exercise price of $1.48. On November 10, 1997, options to purchase 154,000 shares of common stock were issued to management employees at exercise prices of $2.62 and $2.87. During fiscal 1999, options to purchase 115,500 shares of common stock were issued to management employees at exercise prices between $6.14 and $9.00. During fiscal 2000, options to purchase 32,900 shares of common stock were issued to management employees at an exercise price of $5.75. At September 30, 2000, 131,076 options were fully vested and exercisable. In addition, options to purchase 33,000 shares of common stock were issued to certain outside directors at an exercise price of $2.62 in fiscal 1998 and options to purchase 30,800 shares of common stock were issued to outside directors at exercise prices of $6.14 and $8.18 in fiscal 1999. These options were not issued pursuant to the Stock Option Plan. At September 30, 2000, 57,200 shares issued to certain outside directors were fully vested and exercisable. The options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

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

                                         2000          1999          1998
                                      -----------   -----------   -----------
   Net income - as reported           $ 3,904,439   $ 3,835,529   $ 2,358,187
   Net income - pro forma             $ 3,823,138   $ 3,657,477   $ 2,293,014
   Basic EPS - as reported            $      1.43   $      1.41   $      0.87
   Basic EPS - pro forma              $      1.40   $      1.35   $      0.85
   Diluted EPS - as reported          $      1.37   $      1.35   $      0.85
   Diluted EPS - pro forma            $      1.34   $      1.29   $      0.82

The above pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 2.0% for 2000, 1.0% for 1999 and 1.8% for 1998; expected volatility of 52.01% for 2000,
58.31% for 1999 and 60.30% for 1998; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 6.57% for 2000, 5.68% for 1999 and 5.90% for 1998; and expected lives of 5 to 10 years.

The table below summarizes information about stock options outstanding as of the following fiscal year ends (all share and price information has been restated to reflect the special 10% stock dividend in February 2000):

                               September 30, 2000    September 30, 1999    September 30, 1998
                               ------------------    ------------------    ------------------
                                     Weighted              Weighted              Weighted
                                 Average Exercise      Average Exercise      Average Exercise
                               ------------------    ------------------    ------------------
                                 Shares    Price       Shares    Price       Shares    Price
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at beginning
 of period                       346,500    $4.72      200,200    $2.58       17,600    $1.48
   Granted                        32,900     5.75      146,300     7.65      187,000     2.68
   Exercised                      (9,900)    2.08            -        -            -        -
   Forfeited/Expired              (9,020)    7.08            -        -       (4,400)   $2.05
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at end of period     360,480    $4.83      346,500    $4.72      200,200    $2.58
                               =========  =======    =========  =======    =========  =======

Shares available for options
     that may be granted         239,020                42,900               158,400
                               =========             =========             =========

Weighted-average grant date fair value
  of options granted during the
  period - exercise price equals stock
  market price at grant                     $3.19                 $4.73                 $1.55
                                          =======               =======               =======

Weighted-average grant date fair value
  of options granted during the
  period - exercise price exceeds stock
  market price at grant                         -                 $4.06                 $1.25
                                          =======               =======               =======

The following summarizes options outstanding at September 30, 2000:


                                                                                    Exercisable
                                             Remaining                        -----------------------------
                Exercise       Number     Weighted-Average  Weighted-Average    Number     Weighted-Average
                  Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
              -------------  -----------  ----------------  ----------------  -----------  ----------------

1995 Options     $1.48          10,780        5.2 years           $1.48          10,780          $1.48
1997 Options  $2.62 - $2.87    177,320        5.9 years           $2.68         110,760          $2.70
1999 Options  $5.91 - $6.14     49,500        8.3 years           $6.09          27,500          $6.12
1999 Options  $7.62 - $9.00     89,980        8.4 years           $8.43          38,236          $8.41
2000 Options     $5.75          32,900        9.7 years           $5.75               -          $5.75


16.  Business Segments:

AMCON operates within two reportable business segments; the wholesale distribution of consumer products by ADC and the wholesale distribution of natural food products by FFH are aggregated as the "Wholesale Distribution" segment. The other reportable segment represents the retail sale of health and natural food products. The business units within each segment are evaluated on revenues, operating income and income before taxes and extraordinary items.

                                    Wholesale
                                   Distribution      Retail      Consolidated
                                   -------------   -----------   -------------
Year ended September 30, 2000:
External revenues:
 Cigarettes                        $ 296,533,411   $         -   $ 296,533,411
 Health food                          41,393,914    34,089,817      75,483,731
 Confectionery                        31,051,435             -      31,051,435
 Tobacco, beverage & other            63,056,668             -      63,056,668
                                   -------------   -----------   -------------
  Total external revenues            432,035,428    34,089,817     466,125,245
Intersegment sales:
 Health food                           7,726,612             -       7,726,612
                                   -------------   -----------   -------------
  Total intersegment sales             7,726,612             -       7,726,612
Depreciation and amortization          1,371,906     1,423,090       2,794,996
Operating income                       5,685,565     1,222,715       6,908,280
Interest expense                       1,399,134     1,649,180       3,048,314
Income before taxes                    6,366,618      (346,657)      6,019,961
Total assets                          53,454,401    19,541,110      72,995,511
Capital expenditures                     561,851       404,167         966,018


Year ended September 30, 1999:
External revenues:
 Cigarettes                        $ 251,076,045   $         -   $ 251,076,045
 Health food                          42,637,607     6,961,742      49,599,349
 Confectionery                        30,191,317             -      30,191,317
 Tobacco, beverage & other            54,634,467             -      54,634,467
                                   -------------   -----------   -------------
  Total external revenues            378,539,436     6,961,742     385,501,178
Intersegment sales:
 Health food                             701,101             -         701,101
                                   -------------   -----------   -------------
  Total intersegment sales               701,101             -         701,101
Depreciation and amortization          1,560,222       301,142       1,861,364
Operating income                       7,664,526       199,439       7,863,965
Interest expense                       1,564,096       190,741       1,754,837
Income before taxes                    5,994,405       187,048       6,181,453
Total assets                          47,965,695    20,623,521      68,589,216
Capital expenditures                     740,919        20,787         761,706


                                      F-23


Year ended September 30, 1998:
External revenues:
Cigarettes                         $ 185,524,096   $         -   $ 185,524,096
 Health food                          31,197,993             -      31,197,993
 Confectionery                        29,286,831             -      29,286,831
 Tobacco, beverage & other            48,272,403             -      48,272,403
                                   -------------   -----------   -------------
  Total external revenues            294,281,323             -     294,281,323
Intersegment sales                             -             -               -
Depreciation and amortization          1,120,482             -       1,120,482
Operating Income                       5,439,307             -       5,439,307
Interest expense                       1,814,555             -       1,814,555
Income before taxes                    3,901,039             -       3,901,039
Total assets                          39,643,737             -      39,643,737
Capital expenditures                     782,440             -         782,440


Intersegment sales are at cost plus a nominal markup and are eliminated in the consolidated statements of income. The retail segment was acquired in fiscal 1999, therefore no segment information is presented for the retail segment in fiscal 1998. Segment information for the retail segment presented in fiscal 1999 represents approximately six months of operations of CNF and two weeks of operations of HFA.

17.  Subsequent Event:

In November 2000, the Company entered into a merger agreement with Hawaiian Natural Water Company, Inc. (OTC: HNWC), pursuant to which HNWC would be merged with and into, and thereby become, a wholly-owned subsidiary of AMCON Distributing Company. The merger consideration values the entire common equity interest in HNWC at $2,865,348, payable in common stock of the Company, which will be priced no lower than $6.00 and no greater than $8.00 per share based on a 20 trading day measuring period ending three trading days before the date of the HNWC stockholder vote on the merger. As a result, the Company will issue an aggregate of not less than 358,168 or more than 477,558 shares, representing between 11.6% and 14.9% of the Company's outstanding shares after giving effect to the merger. HNWC optionholders and warrantholders would also receive comparable options and warrants of The Company but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio.

The Company has provided HNWC with certain interim debt financing pending the consummation of the merger. The Company loaned HNWC $350,000 in September 2000 and $400,000 in October 2000 for a total of $750,000 to be used for working capital and other general corporate purposes, including redemption of outstanding preferred stock. The loan is evidenced by promissory notes, bearing interest at the rate of 10% per annum, due on March 31, 2001 which are secured by substantially all of HNWC's assets. In the event that the merger agreement is terminated for any reason or HNWC defaults on its obligations under the notes, the Company will be entitled to convert the notes into Series C Convertible Preferred Stock which, among other things, would entitle the Company to elect a majority of HNWC's Board of Directors. The notes are also convertible upon 61 days' advance notice into HNWC common stock at the same exchange ratio as in the merger.

                                      F-24


The merger is expected to qualify as a tax-free reorganization and to be recorded on the Company's books using the purchase method of accounting. The merger is subject to various conditions, including the effectiveness of a registration statement covering the shares to be issued in the merger, the listing of such shares on AMEX and approval of the stockholders of HNWC. All of HNWC's officers and directors and any of their affiliated entities that own shares of HNWC common stock (constituting approximately 40% of the currently outstanding shares) have agreed to vote their shares in favor of the merger. It is expected that the merger will be consummated on or before March 31, 2001.


                                      F-25



DIRECTORS AND CORPORATE OFFICERS



DIRECTORS

William F. Wright
Chairman

Kathleen M. Evans
President

Jerry Fleming
President of
Food For Health Company, Inc.

J. Tony Howard /2/
President of Nebraska Distributing Company

Allen D. Petersen /1/
Chairman and Chief Executive Officer of
American Tool Companies, Inc.

Timothy R. Pestotnik /1/
Partner with the law firm
Luce, Forward, Hamilton & Scripps, LLP

William R. Hoppner /1/2/
Consultant

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


ANNUAL STOCKHOLDERS' MEETING
Tuesday, March 9, 2001
9:00 a.m.
Embassy Suites Hotel
Omaha, Nebraska 68102


ADDITIONAL INFORMATION
The Form 10-K Annual Report to the Securities and
Exchange Commission provides certain additional information and is available without charge upon request to Michael D. James, Secretary, Treasurer and Chief Financial Officer of the Company.


STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the American Stock Exchange. The symbol for the Common Stock is "DIT".


WEB SITE
http://www.amcon-dist.com