Form 10-K, Exhibit 13
period 2000-09-28
AMCON DISTRIBUTING CO
filed 2001-12-28
CIK 928465

EXHIBIT 13.1

                    Annual Report to Shareholders
                      for the Fiscal Year Ended
                         September 28, 2001



December 27, 2001


TO OUR SHAREHOLDERS:


As your Company has grown and rapidly approached $1 billion in annual sales, it became obvious to us at AMCON that realigning and streamlining the Company was necessary in order for us to be successful on a long-term basis. Fiscal year 2001 became the year for such realignment, a task which should be completed by the end of second quarter of fiscal year 2002. With such changes, we achieved record sales but did not extend our five-year performance of record earnings per share. It simply became a question of accepting short-term pain in order to better position ourselves for anticipated long-term gain.

Fiscal year 2001 was also complicated by several factors beyond our control: namely, very adverse weather at the beginning of the year and the unforeseen events of September 11th at the end of the year.

Because we believe in the wisdom of the changes effected, and the long-term profit potential of such changes, your Board of Directors decided to continue our dividend policy for all four quarters of fiscal year 2001.

With this letter, we would like to welcome the former shareholders of Hawaiian Natural Water to our Company. That acquisition was closed in December 2001. We have recently announced the hiring of Jack Stern, a long-term resident of Hawaii and former General Manager and Director of Business Development for the Pacific and Hawaii regions of General Foods Corporation. In addition, Jack more recently served as President of the Hawaii FoodBank, a non-profit endeavor in Hawaii organized to secure food for those less fortunate. Jack, in turn, has hired Roger Morey, a former Director of Marketing for Anheuser Busch in Hawaii and Marketing Manager for Coca-Cola in Hawaii. As your Company grows, we believe that seasoned, successful veterans of industry, such as Jack Stern and Roger Morey, will continue to join forces with us.

The integration of our Quincy, Illinois acquisition, which effectively doubled the size of our wholesale distribution business, helped to depress earnings for the last half of fiscal year 2001. We believe that many of those integration issues are now past us and fully expect positive contributions from that acquisition in fiscal year 2002.

Lastly, we sold (at a loss) our interest in the wholesale health food distribution business. We were not able to grow that business to a size
where we could be an effective competitor in the industry.   Accordingly, we
believed it was wise to exit that business and, instead, concentrate on profitable endeavors. We believe the retail side of the health food business can be a positive contributor for us and, accordingly, have realigned our management in that area. That division is now headed by Eric Hinkefent, a proven profit producer and seasoned veteran of the industry.

We will continue to look for attractive acquisitions in our industry segments. We also will continue to emphasize the importance of internal growth.

All of us at AMCON look forward to our future. Fiscal year 2001 was, at times, difficult. However, our employees, once again, showed their commitment to the Company and their value as individuals in adjusting to our realignment efforts. We thank them and thank you, our shareholders, for their and your commitment to our Company. We believe that, in the long run, they and you will not be disappointed.


Very truly yours,



William F. Wright
Chairman of the Board




Kathleen M. Evans
President





                                       1



SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from AMCON Distributing Company and its subsidiaries' ("the Company's") audited financial statements. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

The business assets of the Company's health and natural food distribution business were sold on March 23, 2001. The selected financial data presented below has been restated to reflect the sale of the Company's health food distribution business as discontinued operations. Revenues and expenses from the discontinued operations have been excluded from income from continuing operations in the selected financial data.

                               (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR                                  2001         2000         1999         1998         1997
--------------------------------------------------------------------------------------------------------
Sales...................................  $ 582,035    $ 424,731    $ 342,863    $ 263,083    $ 178,991

Cost of sales...........................    536,349      379,968      311,069      239,180      159,435
                                          ---------    ---------    ---------    ---------    ---------
Gross profit............................     45,686       44,763       31,794       23,903       19,556

Operating expense.......................     44,706       37,847       23,938       19,093       16,753
                                          ---------    ---------    ---------    ---------    ---------
Income from operations..................        980        6,916        7,856        4,810        2,803

Interest expense........................      3,877        2,499        1,282        1,566          867

Other income, net.......................       (107)      (2,248)         (68)        (536)      (1,353)
                                          ---------    ---------    ---------    ---------    ---------
Income (loss) from continuing
  operations before income taxes........     (2,790)       6,665        6,642        3,780        3,289

Income tax expense (benefit)                 (1,018)       2,354        2,521        1,496        1,348
                                          ---------    ---------    ---------    ---------    ---------
Income (loss) from continuing
operations..............................     (1,772)       4,311        4,121        2,284        1,941

Income (loss) from discontinued
  operations, net of income taxes of
  $(963), $(239), $(175), $47, and $0,
  respectively..........................     (1,570)        (407)        (286)          74            -
                                          ---------    ---------    ---------    ---------    ---------

Net income (loss).......................  $  (3,342)   $   3,904    $   3,835    $   2,358    $   1,941
                                          =========    =========    =========    =========    =========

Basic earnings (loss) per share:
  Continuing operations.................  $   (0.65)   $    1.58    $    1.51    $    0.84    $    0.72
  Discontinued operations...............      (0.57)       (0.15)       (0.10)        0.03            -
                                          ---------    ---------    ---------    ---------    ---------
  Net basic earnings (loss) per share..   $   (1.22)   $    1.43    $    1.41    $    0.87    $    0.72
                                          =========    =========    =========    =========    =========

Diluted earnings (loss) per share:
  Continuing operations                   $   (0.65)   $    1.51    $    1.44    $    0.82    $    0.72
  Discontinued operations                     (0.57)       (0.14)       (0.10)        0.03            -
                                          ---------    ---------    ---------    ---------    ---------
  Net diluted earnings (loss) per share   $   (1.22)   $    1.37    $    1.34    $    0.85    $    0.72
                                          =========    =========    =========    =========    =========

Weighted average shares outstanding:
  Basic................................   2,738,170    2,734,862    2,727,892    2,703,868    2,692,560
  Diluted..............................   2,738,170    2,853,320    2,855,419    2,788,996    2,696,608

                                    2





                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR                                  2001         2000         1999         1998         1997
--------------------------------------------------------------------------------------------------------
Working capital ........................   $ 33,947    $  27,023    $  18,737    $  18,474    $  11,158

Total assets ...........................     99,197       73,192       68,589       39,644       23,497

Long-term obligations and subordinated
 debt /1/ ..............................     62,302       41,399       39,231       19,659        9,318

Shareholders' equity /3/................     13,363       16,855       13,258        9,605        7,208/2/

Cash Dividends declared per common share        .12          .12          .08            -            -

------------------------

     /1/ Includes current portion of long-term obligations and subordinated debt.

     /2/ Reflects redemption of preferred stock for $1,200,000 in December
1996.

     /3/ Net of dividends declared of $328,605, $322,691 and $198,392 in fiscal 2001, 2000 and 1999, respectively. No cash dividends were declared in fiscal 1998 and fiscal 1997.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year fiscal years ended September 2001. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report.

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2001                              Fourth         Third        Second         First
--------------------------------------------------------------------------------------------------------
Sales...................................    $ 226,111     $ 153,662     $ 101,240     $ 101,022

Gross profit............................       13,339        12,221         9,499        10,627

Income (loss) from continuing operations
 before income taxes....................       (3,163)           97          (606)          882

Income (loss) from continuing operations       (1,989)           45          (378)          550

Loss from discontinued operations.......            -             -        (1,182)         (388)

Net income (loss).......................       (1,989)           45        (1,560)          162




                                       3





--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2001 (cont'd)                     Fourth        Third        Second         First
--------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share:
  Continuing operations                     $   (0.73)    $    0.02     $   (0.14)    $    0.20
  Discontinued operations                           -             -         (0.43)        (0.14)
                                            ---------     ---------     ---------     ---------
  Net basic earnings (loss) per share       $   (0.73)    $    0.02     $   (0.57)    $    0.06
                                            =========     =========     =========     =========

Diluted earnings (loss) per share:
  Continuing operations                     $   (0.73)    $    0.02     $   (0.14)    $    0.20
  Discontinued operations                           -             -         (0.43)        (0.14)
                                            ---------     ---------     ---------     ---------
  Net diluted earnings (loss) per share     $   (0.73)    $    0.02     $   (0.57)    $    0.06
                                            =========     =========     =========     =========




                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2000                              Fourth         Third        Second         First
--------------------------------------------------------------------------------------------------------
Sales...................................    $ 118,608     $ 105,951     $  99,556     $ 100,616

Gross profit............................       11,865        10,507        11,361        11,030

Income from continuing operations
 before income taxes....................        1,020         2,352 /1/     1,831         1,462

Income from continuing operations.......          704         1,531         1,166           910

Income (loss) from discontinued
 operations.............................         (398)         (151)           40           102

Net income..............................          306         1,380         1,206         1,012

Basic earnings (loss) per share:
  Continuing operations                     $    0.26     $    0.56     $    0.43     $    0.33
  Discontinued operations                       (0.15)        (0.06)         0.01          0.05
                                            ---------     ---------     ---------     ---------
  Net basic earnings (loss) per share       $    0.11     $    0.50     $    0.44     $    0.38
                                            =========     =========     =========     =========

Diluted earnings (loss) per share:
  Continuing operations                     $    0.25     $    0.54     $    0.41     $    0.31
  Discontinued operations                       (0.15)        (0.05)         0.01          0.05
                                            ---------     ---------     ---------     ---------
  Net basic earnings (loss) per share       $    0.10     $    0.49     $    0.42     $    0.36
                                            =========     =========     =========     =========


     /1/ Income before taxes includes gains associated with the sale of non-operating real estate and intangible assets.

Quarterly earnings are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.




MARKET FOR COMMON STOCK

On December 31, 1999, the Company moved from the NASDAQ SmallCap Market to the American Stock Exchange ("AMEX"). The Company's trading symbol changed to "DIT". The following table reflects the range of the high and low closing prices per share of the Company's Common Stock reported by NASDAQ and AMEX for fiscal years 2001 and 2000. Quotations for the first quarter of fiscal 2000 represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent market transactions. Quotations for the second, third and fourth quarters of fiscal 2000 and for fiscal 2001 represent the high and low closing price of the Company's common stock. All quotations have been adjusted to reflect the 10% stock dividend paid in February 2000. As of December 21, 2001, the Company had approximately 1,000 common shareholders of record and the Company believes that approximately 2,600 additional persons hold shares beneficially.

                                            COMMON STOCK
                                        ---------------------
                                         HIGH           LOW
                                        ------         ------
     Fiscal Year 2001
       4th Quarter                      $ 5.19         $ 4.30
       3rd Quarter                        5.36           5.02
       2nd Quarter                        9.25           3.81
       1st Quarter                        5.31           3.56

     Fiscal Year 2000:
       4th Quarter                      $ 6.00         $ 5.00
       3rd Quarter                        6.81           5.25
       2nd Quarter                        7.72           6.13
       1st Quarter                        9.09           6.42


During fiscal years 2001 and 2000, the Board of Directors declared cash dividends of $0.03 per share per quarter or $0.12 per share for the year. In December 1999, the Board of Directors declared a special 10% stock dividend. The Board of Directors will evaluate payment of future dividends at their regular meetings. In addition to possible dividends in the future, retained earnings will be used to finance acquisitions of other distributing and retail companies, develop new products, expand markets and for other corporate purposes. The payment of dividends requires the prior approval of the lender under various borrowing arrangements entered into by the Company.

During fiscal 2000, options to purchase 32,900 shares of common stock were issued to management employees at an exercise price of $5.75. No options were issued in fiscal 2001. At fiscal year end 2001, management employees held options to acquire 170,956 shares of common stock which were fully vested and exercisable.



In November 1997, AMCON issued options to acquire 33,000 shares of its common stock at an exercise price of $2.61 per share (shares and exercise price adjusted for 10% stock dividend paid in February 2000). The options were issued to two independent directors of the Company as consideration for past service to the Company. The options have a termination date of November 10, 2007 and vest over a three year period. In December 1998, options to acquire 22,000 shares of AMCON's stock were issued to the Company's four independent directors at an exercise price of $6.14 per share (shares and exercise price adjusted for 10% stock dividend paid in February 2000). The options were fully vested at the date of grant. In June 1999, AMCON issued options to acquire 8,800 shares of its common stock to its four independent directors at an exercise price of $8.18 per share (shares and exercise price adjusted for 10% stock dividend paid in February 2000). The options were fully vested at the date of grant. At fiscal year end 2001, there were 63,800 options issued to independent directors that were fully vested and exercisable.

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMCON Distributing Company, together with its wholly-owned subsidiaries, operates 6 distribution centers and 13 retail health food stores in the Great Plains, Rocky Mountain, and Southern regions of the United States. As used herein, unless the context indicates otherwise, the term "ADC" means the wholesale distribution business and "AMCON" or the "Company" means AMCON Distributing Company and its subsidiaries.

AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual year ends were September 28, 2001, September 29, 2000, and September 24, 1999. Fiscal 2001 and 1999 each comprised 52 weeks.
Fiscal 2000 comprised 53 weeks. Years cited herein refer to AMCON's fiscal years.

RESULTS OF OPERATIONS

As more fully described in Note 2 to the consolidated financial statements, the Company completed the sale of its health and natural foods distribution business effective March 23, 2001. As a result, the Company's consolidated balance sheet as of fiscal year end 2000 and consolidated statements of operations for the fiscal years ended 2000 and 1999 have been restated to reflect the health and natural food distribution business as discontinued operations. The discussions and figures below are based on the restated presentation. Additionally, as more fully described in Note 2 to the consolidated financial statements, AMCON completed its acquisition of substantially all of the distribution business and net assets of Merchants Wholesale, Inc. ("Merchants") on June 1, 2001. Accordingly, the results of operations for the Merchants Wholesale, Inc. distribution business are included in the accompanying consolidated statement of operations from the acquisition date.



The following table sets forth an analysis of various components of the Statements of Operations as a percentage of sales for fiscal years 2001, 2000, and 1999:


                                                           Fiscal Years
                                                 -------------------------------
                                                   2001        2000       1999
                                                 --------    --------   --------
Sales..........................................    100.0%      100.0%     100.0%

Cost of sales..................................     92.2        89.5       90.7
                                                 -------     -------   --------

Gross profit...................................      7.8        10.5        9.3

Selling, general and
   administrative expenses.....................      7.2         8.4        6.6

Depreciation and amortization..................      0.4         0.5        0.4
                                                 -------     -------   --------

Income from operations.........................      0.2         1.6        2.3

Interest expense...............................      0.7         0.6        0.4

Other income, net..............................        -        (0.6)         -
                                                 -------     -------   --------

Income (loss) from continuing operations
 before income taxes...........................     (0.5)        1.6        1.9

Income tax expense (benefit)...................     (0.2)        0.6        0.7
                                                 -------     -------   --------

Income (loss) from continuing operations.......     (0.3)        1.0        1.2
                                                 -------    --------   --------

Loss from discontinued operations..............     (0.3)       (0.1)      (0.1)
                                                 -------    --------   --------

Net income (loss)..............................     (0.6)%       0.9%       1.1%
                                                 =======    ========   ========




FISCAL YEAR 2001 VERSUS 2000. Sales for fiscal year 2001, which represented a 52-week year, increased 37.0% to $582.0 million, compared to $424.7 million for fiscal year 2000, which represented a 53-week year. Sales increase (decrease) by business segment is as follows (dollars in millions):

     Wholesale distribution            $159.5
     Retail health food stores           (2.2)
                                       ------
                                       $157.3
                                       ======

Sales from the wholesale distribution business increased by $159.5 million for fiscal 2001 as compared to fiscal 2000. Sales from our distribution business in Quincy, Illinois, which was acquired in fiscal 2001, accounted for $140.1 million of the increase. The remaining increase of $19.4 million was attributable primarily to increases in cigarette sales of approximately $15.1 million over the prior year as a result of price increases, which more than offset a 4.9% decline in carton volume. Sales of tobacco, confectionery and other products accounted for the remainder of the increase as sales of these products increased by $4.3 million or 4.6% over the prior year. Sales growth for the first six months of the fiscal year was negatively impacted by the unusually severe winter in the Midwest, which inhibited traffic in customers' retail stores; however sales improved in the third and fourth quarters. In addition, pricing strategies implemented by several competitors since the prior year have also had a negative impact on sales.

Sales from the retail health food segment decreased by $2.2 million when compared to the prior year due to increased competition by national chains who have opened stores in the same markets as AMCON's stores. Additionally, there has been an overall softening of the natural food retail market over the past year.

Gross profit increased 2.1% to $45.7 million for fiscal year 2001 compared to $44.8 million for the prior fiscal year. Gross profit as a percentage of sales decreased to 7.8% for the period compared to 10.5% for fiscal 2000. Gross profit by business segment is as follows (dollars in millions):

                                                               Incr/
                                            2001      2000    (Decr)
                                           ------    ------   ------
     Wholesale distribution                $ 33.8    $ 30.8   $  3.0
     Retail health food stores               11.9      14.0     (2.1)
                                           ------    ------   ------
                                           $ 45.7    $ 44.8   $  0.9
                                           ======    ======   ======

Gross profit from our wholesale distribution business for fiscal 2001 was favorably impacted by our acquisition of the new Quincy distribution facility that contributed $4.8 million in gross profit. This increase in gross profit was offset by a decrease in gross profit in the wholesale distribution segment resulting from (1) a favorable margin impact of approximately $0.3 million resulting from inventory levels at the time of price increases turning at a lower cost relative to the new sales price, (2) a charge to cost of sales of $1.5 million to account for the increase in the LIFO reserve, which reduced margin by approximately $1.3 million relative to the prior year and (3) reductions in incentive allowances of approximately $0.6 million from manufacturers due to a decline in cigarette carton volume as compared to the prior fiscal year.

The retail health food segment experienced an overall decline in same store sales as compared to the prior year, which reduced gross profit by $2.1 million as compared to the prior year. Management is actively reviewing strategies to improve sales and gross profit in the retail segment including evaluation of its retail locations, purchasing strategies, inventory management, expense control and promotional activities. In addition, the Company is actively reviewing overhead cost reductions.

Since 1993, sales of AMCON's private label cigarette have declined an average of 33% annually. The trend is primarily due to the price differential between premium and major generic brands, including AMCON's brand, and to the price of sub-generic brands being substantially less than AMCON's brand. Sales of AMCON's private label cigarettes were down approximately 40% compared to fiscal 2000 and the volume incentive payments related to those sales was $0.6 million less than fiscal 2000. Management anticipates that the volume of AMCON's private label cigarettes and the gross profit derived from such sales will continue to decline over the next few years.

For fiscal year 2001, total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, increased 18.1% or $6.9 million to $44.7 million compared to fiscal 2000. The increase was primarily due to expenses associated with the new Quincy distribution business which accounted for $6.0 million of the increase. The rest of the wholesale distribution segment incurred $0.8 million of operating costs in excess of fiscal 2000 amounts due to increases in general labor costs, delivery and fuel costs and professional and consulting fees, as compared to the prior year. The retail health food business accounted for the remaining $0.1 million of the increase in operating expenses. Operating expenses incurred by this business segment increased due to the addition of a new store late in fiscal 2000 and additional administrative costs associated with the development of new retail business opportunities.

As a percentage of sales, total operating expenses decreased to 7.6% from 8.9% the prior year. This decrease is primarily due to the acquisition of the Quincy distribution business which brought the wholesale distribution segment's operating costs as a percentage of sales down to 5.5% for fiscal 2001 compared to 6.1% for fiscal 2000.

As a result of the above, income from operations for fiscal year 2001 decreased $5.9 million or 85.8% to $1.0 million.

Interest expense for fiscal year 2001 increased 55.1% to $3.9 million compared to $2.5 million during the prior year. The increase was due to (1) debt incurred to acquire the new Quincy distribution business, net assets and distribution facility, (2) negative valuation adjustment on an interest rate swap contract, and (3) debt incurred to provide advances to and investments in Hawaiian Natural Water Co., Inc.


Other income for fiscal year 2001 of $0.2 million was generated primarily by interest income and dividends received on investment securities. Other income for fiscal year 2000 of $2.2 million included gains of $1.9 million associated with the sale of the Company's interest in non-operating assets (real estate) and resolution of an intellectual property matter involving a trademark.

Included in other income (expenses) is equity in loss of an unconsolidated affiliate of $0.1 million which represents AMCON's ownership interest in the loss of Hawaiian Natural Water Co., Inc.

The effective tax rate was (36.5%) in fiscal 2001, compared to 35.3% in fiscal 2000. The lower rate in fiscal 2000 was attributable to the reduction of previously recorded tax reserves that were no longer required due to expiration of the related statute or favorable tax audit determination.

As a result of the above factors, loss from continuing operations for fiscal year 2001 was $1.8 million compared to income from continuing operations of $4.3 million for fiscal 2000.

The distribution industry is in a state of consolidation. Competition and pressure on profit margins continue to affect both large and small distributors and demands that distributors consolidate in order to become more efficient. The new Quincy, Illinois distribution business (formerly Merchants) operates out of a modern facility that enables customers in Arkansas, Illinois, Indiana, Iowa, Missouri, Ohio and Wisconsin to be serviced out of one 206,000 square foot facility. As a result of the acquisition, AMCON's annualized revenues are expected to be approximately $900 million.

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

While the Company sells a diversified product line, it remains dependent on cigarette sales which represented approximately 73% of its revenue and 49% of its gross margin in fiscal 2001. Changes in manufacturers' cigarette pricing affects the market for generic and private label cigarettes and net income is heavily dependent upon sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales. The Company continuously evaluates steps it may take to improve net income in future periods, including further acquisitions of other distributing companies and retail stores in similar business lines, closure or relocation of unprofitable retail stores and distribution centers, further sales of non-operating assets that are no longer essential to its primary business activities such as investments in equity securities. During the fourth quarter of fiscal 2001, the Company closed one retail location in the Florida market due to poor financial performance and one distribution center in Missouri due to synergies resulting from the acquisition of the Quincy,


Illinois distribution center. Fixed and long-lived assets associated with these two locations were written down to net realizable value during the fourth quarter, which resulted in immaterial charges that were included in income from operations.

Available-for-sale investments at fiscal year ends 2001 and 2000 consisted primarily of 70,000 shares of Consolidated Water Company Limited ("CWC"), a public company which is listed on NASDAQ. The Company's basis in the securities was $0.1 and the fair market value of the securities was $0.8 million and $0.5 million at fiscal year end 2001 and 2000, respectively. The unrealized gain on CWC shares was approximately $0.7 million and $0.4 million on fiscal year ends 2001 and 2000, respectively. The fair market value of the CWC shares on December 21, 2001 was $0.8 million.

FISCAL YEAR 2000 VERSUS FISCAL YEAR 1999. Sales for fiscal year 2000, which represented a 53-week year, increased 23.9% to $424.7 million, compared to $342.9 million for fiscal year 1999. Sales increase by business segment is as follows (dollars in millions):

     Wholesale distribution            $ 54.7
     Retail health food stores           27.1
                                       ------
                                       $ 81.8
                                       ======

Sales from the wholesale distribution business increased by $54.7 million for fiscal year 2000 as compared to the same period in the prior year as follows:
Cigarette sales increased approximately $45.4 million over the prior year (approximately $32.3 million was due to price increases and the balance was due to increased volume). Sales of non-cigarette products increased by $9.3 million primarily due to increased volume. The increase in sales of $27.1 million from the retail health food stores is primarily due to new sales generated since the retail segment was purchased in the third and fourth quarters of fiscal 1999.

Gross profit increased 40.8% to $44.8 million for fiscal year 2000 compared to $31.8 million for the prior fiscal year. Gross profit as a percentage of sales increased to 10.5% for the period compared to 9.3% for fiscal 1999. Gross profit by business segment for fiscal year 2000 is as follows (dollars in millions):

                                                                   Incr/
                                                2000      1999    (Decr)
                                               ------    ------   ------
     Wholesale distribution (recurring)        $ 30.8    $ 25.3   $  5.5
     Wholesale distribution (nonrecurring)          -       3.7     (3.7)
     Retail health food stores                   14.0       2.8     11.2
                                               ------    ------   ------
                                               $ 44.8    $ 31.8   $ 13.0
                                               ======    ======   ======

The increases in gross profit and gross profit percentage were primarily attributable to a $11.2 million increase in gross profit generated by the retail health food stores, which were acquired in the third and fourth quarters of fiscal 1999. Profit margins generated by the retail food stores are typically 40-45% compared to profit margins of 9-11% generated by the distribution segment. Gross profit generated by the recurring wholesale businesses increased by $5.5 million due to additional sales generated by the wholesale distribution business. However, the wholesale distribution business experienced a decrease of $3.7 million in nonrecurring gross profit in fiscal 2000, as compared to the same period of the prior year, due to the absence of cigarette price increases of the magnitude of which occurred in the prior year. A significant cigarette price increase was implemented by cigarette manufacturers in the first quarter of fiscal 1999 as the result of a settlement that was reached between the major tobacco manufacturers and the various states that had filed liability suits against the industry. Price increases of the magnitude experienced in November 1998 have historically been rare and the level of profits generated by this event are not expected to recur on a regular basis. Manufacturers increased the price of cigarettes on several occasions since November 1998. Management considers gross profits derived from these increases to occur in the normal course of business even though their occurrence is irregular and unpredictable.

For fiscal year 2000, total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, increased 58.1% or $13.9 million to $37.8 million compared to fiscal 1999. The increase was primarily due to expenses associated with the retail health food stores which accounted for $11.4 million of the increase in operating expenses and additional administrative costs associated with development of new retail business opportunities. The retail health food stores were acquired in the third and fourth quarters of fiscal 1999; therefore, there were no operating expenses associated with this business segment in the first six months of the prior fiscal year. Operating expenses incurred by the distribution segment increased by $2.5 million primarily due to increased labor costs in the distribution centers resulting from tight labor markets, an increase in fuel costs and other delivery expenses. As a percentage of sales, total operating expense increased to 8.9% from 7.0% during the prior year. This increase is primarily due to operating costs incurred by the retail health food business during the period. Operating expenses incurred by this business segment were approximately 37.6% of sales compared to 6.1% incurred by the wholesale distribution business.

As a result of the above, income from operations for fiscal year 2000 decreased $0.9 million or 12.0% to $6.9 million

Interest expense for fiscal year 2000 increased 94.9% to $2.5 million compared to $1.3 million during the prior year. The increase was primarily due to interest expense attributable to the debt incurred to purchase the retail health food stores in fiscal 1999. Interest expense associated with this acquisition debt was approximately $1.6 million for fiscal year 2000, compared to $0.2 million in the prior year.

Interest expense associated with the Company's operating lines of credit decreased approximately $0.4 million for the fiscal year ended 2000, as compared to the prior year. The decrease was primarily attributable to reductions to the revolving credit balances from the proceeds of the sale of the Company's interest in non-operating real estate.


Other income for fiscal year 2000 of $2.2 million was generated primarily by $1.9 million in gains associated with the sale of the Company's interest in non-operating assets and resolution of an intellectual property matter involving a trademark. Sales of marketable securities, royalty payments and dividends received on investment securities were also included in other income. Other income for fiscal year 1999 of $0.1 million was generated from similar activities.

The effective tax rate was 35.3% in fiscal 2000, compared to 38.0% in fiscal 1999. The decrease was attributable to release of tax reserves that were previously recorded and are no longer required due to expiration of the related statute or favorable tax audit determination.

As a result of the above factors, income from continuing operations for fiscal year 2000 was $4.3 million compared to $4.1 million for fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal year 2001, AMCON generated cash flow of approximately $5.7 million from operating activities primarily through reductions in accounts receivable and inventory (excluding the impact of accounts receivable and inventory that was purchased from Merchants) and due to increases in accounts payable. Cash of $8.2 million was generated from investing activities during the year primarily through the proceeds received from the sale of the health food distribution business in March 2001. Cash of $36.3 million was utilized in investing activities during the fiscal year to purchase the distribution business and net assets of Merchants, including the Quincy, Illinois distribution facility previously owned by the sole shareholder of Merchants, in June 2001. In addition, cash was used to make an additional investment of $1.3 million in notes receivable from Hawaiian Natural Water Co., Inc., a $0.3 million equity investment in Hawaiian Natural Water Co., Inc. and for capital expenditures of $1.2 million. Cash provided by financing activities includes $36.3 million in proceeds from the new credit facility and the new term debt to fund the acquisition of the distribution business and net assets of Merchants and the Quincy, Illinois distribution facility, respectively. Cash of $13.0 million was used to reduce debt under the Company's revolving credit facility and other long-term and subordinated obligations. Cash was also used in financing activities for payment of debt issue costs of $0.3 million and payment of dividends to shareholders of $0.3 million.

The Company makes capital expenditures primarily for equipment for its distribution facilities including computers, delivery vehicles and warehouse equipment and for remodeling of existing retail health food stores. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operating activities approximated $5.7 million in fiscal 2001, compared to cash utilized of approximately $3.1 million in fiscal 2000. Cash provided by operating activities approximated $2.4 million in fiscal 1999. Capital expenditures during those periods equaled approximately $1.2 million, $0.5 million and $0.3 million, respectively. Any remaining cash provided by operations is applied to debt service. The Company plans to move its Omaha, Nebraska operations into a new distribution facility during the third quarter of fiscal 2002. Capital expenditures for this project and for the purposes stated above during fiscal 2002 are expected to be approximately $2.4 million.

The Company had working capital of approximately $33.9 million as of fiscal year end 2001 compared to $27.0 million at fiscal year end 2000. The increase in working capital was primarily attributable to accounts receivable and inventory associated with the acquisition of Merchants. The Company's ratio of debt to equity was 4.52 at fiscal year end 2001 compared to 2.04 at fiscal year end 2000. This increase in debt to equity ratio is due to increased borrowings relating to the acquisition of Merchants.

On June 1, 2001, AMCON amended its revolving credit facility (the "Facility") with LaSalle Bank to increase the Facility from $25.0 million to $55.0 million in order to purchase the distribution business and net assets of Merchants. Borrowings under the Facility are based on eligible accounts receivable and inventory requirements. The new Facility bears interest at the bank's base rate ("Prime") or LIBOR plus 1.75%, as selected by the Company. In addition, the Company is required to pay an unused fee equal to 0.25% per annum on the difference between the maximum loan limit and the average borrowing for the month. The Facility is collateralized by all equipment, all intangibles, inventories, and accounts receivable. Debt issuance costs relating to the amendment of the Facility were $0.3 million.

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to Hawaiian Natural Water Co., Inc. to a maximum of $2.0 million, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of 1.1 to 1.0, and average annual debt service coverage ratio of 1.5 to 1.0, average annual senior debt to EBITDA ratio of 6.0 to 1.0, and a minimum tangible net worth of $7.0 million. In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries. The Facility also provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis. As of fiscal year end 2001, the outstanding balance on the Facility was $39.4 million.

As of fiscal year end 2001 the Company was in violation of the average annual debt service coverage and the average annual senior debt to EBITDA ratios due to losses incurred during the fourth quarter of the fiscal year. Subsequent to fiscal year end, the Company received waivers from the bank for both covenant violations. In addition, the financial covenants were amended in December 2001 to: (i) remove the fixed charge and the senior debt to EBITDA ratios, (ii) reduce the debt service coverage ratio from 1.5 to 1.0 to be measured at fiscal year end 2002 and quarterly thereafter, (iii) amend the definition of tangible net worth, and (iv) remove the LIBOR borrowing rate option effective January 1, 2002.

In connection with the purchase of the distribution business and net assets of Merchants, the Company acquired Merchants' interest rate swap agreement with a bank. Under the agreement, the Company agrees to exchange, at specified intervals, fixed interest amounts for variable interest amounts calculated by reference to an agreed-upon notional principal amount of $25.0 million. The interest rate swap effectively converts $25.0 million of

AMCON's variable-rate senior debt to fixed-rate debt (before accounting for the impact of the change in fair value of the interest rate swap derivative financial instrument) at a rate of 8.33%, through the maturity of the swap agreement on May 27, 2003.

The Company borrowed $6.9 million from a bank to purchase the distribution facility utilized by Merchants, which was owned by Merchants' sole stockholder (the "Real Estate Loan") and to retire term debt. The Real Estate Loan bears interest at a fixed rate of 7.5% with monthly installments of principal and interest in the amount of $56,531 per month. Debt issuance costs related to the Real Estate Loan were $37,000. The loan has a term of 5 years, at which time the remaining balance will be due and payable, and is collateralized by the purchased distribution facility. As of fiscal year end 2001, the outstanding balance on the Real Estate Loan was approximately $6.9 million.

The asset purchase agreement with Merchants provides for deferred payments to be made to the seller totaling $4.4 million. The obligations are subordinate to the Facility and the Real Estate Loan. The Company paid $1.0 million on the closing date of the transaction, while the remaining $3.4 million is required to be paid on the first through fourth anniversaries of the closing date of the transaction in installments of $0.9 million. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of fiscal year end 2001, the outstanding obligation to the seller was approximately $3.4 million.

The Company maintained a second revolving credit facility used to provide capital to the health and natural foods distribution business and a term loan from a bank used to finance the purchase of a Florida health and natural foods distributor in November 1998. The revolving credit facility and the term loan were repaid in full during the second quarter of fiscal 2001 with proceeds received from the sale of the assets of the health and natural foods distribution business during that quarter.

The Company had an outstanding term loan from a bank that was used to finance the purchase of the common stock of Food For Health Co., Inc. (the "Acquisition Loan") in 1997. The Acquisition Loan was repaid in full during the third quarter of fiscal 2001 with funds borrowed under the Facility.

In September 1999, borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") and a Collateralized Promissory Note (the "Collateralized Note"), in addition to borrowings under the revolving credit facility were used to purchase all of the common stock of Health Food Associates, Inc.
Both the Convertible Note and the Collateralized Note have five-year terms and bear interest at 8% per annum. Principal on the Convertible Note is due in a single payment at maturity. Principal on the Collateralized Note is payable in installments of $0.8 million per year with the balance due at maturity. The Collateralized Note is collateralized by a pledge of the stock of Health Food Associates, Inc. The principal balance of the Convertible Note may be converted into stock of The Healthy Edge, Inc. (formerly Food For Health Co., Inc.)under circumstances set forth in the Convertible Note. As of fiscal year end 2001, the outstanding balances of the Convertible Note and the Collateralized Note were $2.0 million and $6.4 million, respectively.

In November 1999, borrowings under a $0.2 million subordinated note (the "MDF Note") were used to purchase the assets of MDF Health, Inc. ("MDF"). The MDF Note has a term of 3 years and bears interest at 8% per annum. Principal and
interest payments are due monthly.   As of fiscal year end 2001, the
outstanding balance of the MDF Note was approximately $0.1 million.

In August 2000, borrowings of $0.6 million under the Facility were utilized, in addition to $0.3 million under a subordinated note (the "TINK Note"), to purchase all of the outstanding common stock of TINK, Inc. The TINK Note has a term of 5 years and bears interest at 7% per annum. Interest payments are due monthly with annual principal payments ranging from $40,000 to $80,000. As of fiscal year end 2001, the outstanding balance of the TINK Note was approximately $0.3 million.

In June 2001, the Company negotiated a $2.0 million credit facility with a bank to be used to fund the expansion and remodeling of its retail health food stores (the "Retail Facility"). The Retail Facility bears interest at the bank's base rate ("Prime") plus 1.0%. The Retail Facility is secured by all of the inventory of the retail stores and is guaranteed by the Company. The outstanding balance of the Retail Facility as of fiscal year end 2001 was approximately $0.9 million.

In connection with the purchase of the distribution business and net assets of Merchants, the Company assumed several capital leases for office equipment, automobiles and warehouse equipment. The interest rates on the capital leases vary from 8% to 16.3%. As of fiscal year end 2001, the outstanding balances on the capital leases totaled approximately $1.1 million.

AMCON has entered into a new lease for a distribution facility in Omaha, Nebraska, which will become effective in the third quarter of fiscal 2002 when the lease in its current Omaha, Nebraska distribution facility expires. Although no commitment has been made as of fiscal year end 2001, AMCON expects capital expenditures relating to equipment purchases and office build-out to be approximately $1.2 million. It is anticipated that the source of funds needed to complete these expenditures will be provided by a combination of leasing and funding through the Facility.

The Company believes that funds generated from operations, supplemented as necessary with funds available under the Facility, will provide sufficient liquidity to cover its debt service and any reasonably foreseeable future working capital and capital expenditure requirements associated with existing operations.


ACQUISITIONS AND DISPOSITIONS

Health Food Distribution Business
---------------------------------
Effective March 23, 2001, the Company's subsidiary, The Healthy Edge, Inc. (formerly Food For Health Co., Inc.), completed the sale of the assets of its health food distribution business for $10.3 million, subject to certain adjustments. The purchase price was paid in cash and the assumption by the purchaser of approximately $2.1 million in indebtedness. The sale resulted in a pre-tax loss of approximately $1.1 million ($0.7 million after taxes). This loss includes an accrual for estimated costs, including rent and related expenses associated with the remaining lease commitments on the two distribution facilities that were retained by the Company of $2.5 million and contractual consulting agreements of $0.4 million, which will provide no future economic benefit to the Company. The Company is actively seeking tenants to sublease the facilities for the remainder of the lease terms. Any differences between these expense estimates and their actual settlement will change the loss accordingly. In connection with the sale of the health food distribution business, the Company also entered into a five year supply agreement with the purchaser under which the purchaser will supply products to the Company's retail health food stores at market prices.

The sale of the Company's health food distribution business has been reflected as discontinued operations in the consolidated financial statements in accordance with Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Revenues from the discontinued operations, which have been excluded from income from continuing operations in the accompanying consolidated statements of operations for fiscal years 2001, 2000 and 1999, are presented below. The effects of the discontinued operations on net income (loss) and per share data are reflected within the accompanying consolidated statements of operations (dollars in million).

                               Fiscal Years
                       ----------------------------
                        2001       2000       1999
                       ------     ------     ------
    Revenue            $ 13.7     $ 41.4     $ 43.9

Merchants Wholesale, Inc.
-------------------------
On June 1, 2001, the Company completed the acquisition of substantially all of the distribution business and net assets of Merchants located in Quincy, IL. In addition, the Company purchased a 206,000 square foot building occupied by Merchants and owned by Merchants' sole shareholder. The preliminary net purchase price of $36.7 million (including $0.3 million of debt issue costs), net of assumed liabilities of $6.0 million, was based on assets held at the closing date, including the real estate. Funding for the acquisition was provided as follows: $27.0 million (including $0.3 million of debt issue costs) through borrowings under the Facility; $6.3 million through a real estate loan with Gold Bank (the "Real Estate Loan"); and $3.4 million of deferred payments to the sole stockholder of Merchants. Costs and expenses associated with the acquisition were paid from the Facility. The Facility is secured by all of AMCON's assets, excluding real estate. The Real Estate Loan is secured by AMCON's two owned distribution facilities.

The transaction was accounted for using the purchase method of accounting under which the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to goodwill and other identifiable assets is approximately $3.8 million and $0.3 million, respectively. The goodwill is being amortized over 25 years, while the identifiable intangible asset, represented by a noncompete agreement with the sole shareholder of Merchants, is being amortized over the period covered by the agreement of 4 years.

Although the amounts are subject to change based on evaluations performed subsequently, the final purchase price allocation is not expected to materially differ from those recorded on the fiscal 2001 consolidated balance sheet.

Operating results for the Merchants acquisition are included in the accompanying consolidated statement of operations from the acquisition date. The following presents pro forma consolidated revenues, net income from continuing operations and net income per share for fiscal years 2001 and 2000 as if the acquisition of the distribution business and the net assets of Merchants occurred on October 1, 2000 and 1999, respectively.

                                     (Dollars in millions,
                                     except per share data)

                                          Fiscal years
                                      -------------------
                                       2001        2000
                                      -------     -------
     Sales                            $ 890.4     $ 930.9
     Income (loss) from
      continuing operations           $  (2.5)    $   3.8
     Net income (loss)                $  (5.5)    $   3.4
     Net earnings (loss)per share
      from continuing operations:
       Basic                          $ (0.92)    $  1.65
       Diluted                        $ (0.92)    $  1.58
     Net earnings (loss) per share:
       Basic                          $ (1.99)    $  1.23
       Diluted                        $ (1.99)    $  1.18

The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisition taken place on October 1, 2000 and 1999, respectively.

Hawaiian Natural Water Company, Inc.
------------------------------------
In November 2000, the Company entered into a merger agreement with Hawaiian Natural Water Company, Inc. (OTC: HNWC), pursuant to which HNWC would be merged with and into, and thereby become, a wholly-owned subsidiary of the Company. The merger was completed on December 17, 2001. As a result, the Company issued 373,558 shares of its common stock to HNWC shareholders, representing 12.0% of the Company's outstanding shares after giving effect to the merger. Based on the Company's closing stock price on December 17, 2001, the purchase price was $2.9 million (including the $0.5 million note previously advanced to HNWC in June 2001 and the $0.3 million previously recorded as an equity investment).

The Company provided HNWC with certain interim debt financing prior to consummation of the merger as HNWC experienced operating losses and negative cash flows from operations. The Company loaned HNWC $350,000 in September 2000 and $400,000 in October 2000 for a total of $750,000 (the "$750,000
Notes") to be used for working capital and other general corporate purposes, including redemption of outstanding preferred stock. The loan is evidenced by promissory notes, bearing interest at the rate of 10% per annum, due on December 31, 2001 (the original due date was March 31, 2001), which are secured by substantially all of HNWC's assets.

In February 2001, the Company invested an additional $300,000 in HNWC in exchange for 750,000 shares of common stock at substantially the same exchange ratio as provided for in the merger agreement. The investment represented an ownership interest of approximately 9.5% in HNWC and, accordingly, was accounted for under the cost method through the end of Company's quarter ended March 31, 2001.

In February 2001, the Company agreed to obtain, and placed orders for, certain water bottling equipment to be utilized by HNWC in order to increase production capacity to achieve its growth targets. The estimated commitment under this operating lease is approximately $2.6 million over 8 years. The Company will sublease this equipment to HNWC under similar terms.

In June 2001, the Company loaned HNWC an additional $500,000, which loan was evidenced by a promissory note bearing interest at the rate of 10% per annum, due on December 31, 2001, and which was also secured by substantially all of HNWC's assets (the "$500,000 Note"). The $500,000 Note was converted at AMCON's election on November 13, 2001 into HNWC's common stock at a conversion ratio of $0.40 per share and gave the Company a beneficial ownership interest of approximately 22% in HNWC.

In September 2001, the Company loaned HNWC an additional $354,483, which loan is evidenced by a promissory note bearing interest at the rate of 8% per annum, due on December 31, 2001, and which is also secured by substantially all of HNWC's assets (the "$354,483 Note").

The Company adopted the equity method of accounting for its investment in
HNWC in the third quarter of fiscal 2001.   The charge to the Company's
results to record its equity in the losses of HNWC from the initial common stock investment date was approximately $0.1 million.

The 750,000 shares purchased in February 2001 and the 1,250,000 shares receivable by AMCON upon conversion of the $500,000 Note participated in the consideration received by HNWC stockholders in the merger (the "Merger Consideration"). Due to the acquisition of HNWC and management's belief that the notes will not be paid within the next 12 months, the notes have been classified as noncurrent at fiscal year end 2001.

The merger is expected to qualify as a tax-free reorganization and to be recorded on the Company's books using the purchase method of accounting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In connection with the purchase of the distribution business and net assets of Merchants, AMCON assumed Merchants' interest rate swap agreement with a bank. Under the agreement, AMCON agrees to exchange, at specified intervals, fixed interest amounts for variable interest amounts calculated by reference to an agreed-upon notional principal amount of $25.0 million. The interest rate swap effectively converts $25.0 million of AMCON's variable rate senior debt to fixed-rate debt (before accounting for the impact of the change in market value of the interest rate swap derivative financial instrument) at a rate of 8.33%, through the maturity of the swap agreement on May 27, 2003.

Due to the significant decline in variable interest rates from the date Merchants initially entered into the swap agreement, the negative fair value of the swap instrument recorded as a liability on Merchants' balance sheet at the closing date was approximately $0.9 million. Upon assuming the swap liability, AMCON did not designate the swap transaction as a hedge and, therefore, recognized changes in the fair value of the instrument in current earnings (interest expense). At fiscal year end 2001, the swap instrument had a negative fair value of approximately $1.4 million. The change in fair value of the swap instrument from a negative fair value of $0.9 million as of the acquisition date to a negative fair value of $1.4 million at fiscal year end 2001 was recorded as an increase to interest expense in AMCON's fiscal year 2001.

AMCON does not utilize financial instruments for trading purposes and holds no derivative financial instruments other than the interest rate swap which could expose AMCON to significant market risk. In addition, AMCON is exposed to market risk relating to its investment in the common stock of Consolidated Water Company, a public company traded on the NASDAQ National Market system, and for changes in interest rates on the portion of its long-term obligations in excess of the notional amount of the $25 million swap transaction. At fiscal year end 2001, AMCON held 70,000 shares of common stock of Consolidated Water Company valued at approximately $0.8 million. AMCON values this investment at market and records price fluctuations in shareholders' equity as unrealized gain or loss on investments. At fiscal year end 2001, AMCON had $15.3 million of variable rate debt outstanding (excluding $25 million variable rate debt which is fixed through the swap), with maturities through May 2004. The interest rates on this debt ranged from 5.32% to 7.50% at fiscal year end 2001. Through December 31, 2001, AMCON has the ability to select the bases on which its variable interest rates are calculated and may select an interest rate based on its lender's base interest rate or based on LIBOR. This provides management with some control of AMCON's variable interest rate risk. Effective January 1, 2002, the LIBOR borrowing rate option will be removed. AMCON estimates that its annual cash flow exposure relating to interest rate risk based on its current borrowings is approximately $0.1 million for each 1% change in its lender's prime interest rate or LIBOR, as applicable.

At fiscal year end 2001, AMCON was also exposed to market risk through its investment of 750,000 shares of HNWC, which was recorded using the equity method of accounting with a carrying value of approximately $0.3 million at fiscal year end 2001. In addition, AMCON was exposed to market risk through its investment in $1.3 million of secured convertible notes, and a $0.4 million secured nonconvertible note, receivable from HNWC. The secured convertible notes are recorded at amortized cost, accrue interest at 10% per annum and mature on December 31, 2001. The secured nonconvertible note is recorded at amortized cost, accrues interest at 8% per annum and matures on December 31,2001. On December 17, 2001, AMCON completed its acquisition of HNWC, thereby removing market risk associated with its investment in the common stock and notes receivable of HNWC.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142,"Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles being classified as goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the impairment recognition criteria had been met and the recorded value of goodwill and certain intangibles is more than its measured fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 must be adopted by the Company on October 1, 2002. Early application of SFAS No. 142 is permitted for the Company's fiscal year beginning October 1, 2001. The Company plans to adopt SFAS No. 142 for the fiscal year beginning October 1, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 (for the fiscal year beginning October 1, 2002 for AMCON).

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the requirements of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business.

SFAS No. 144 also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years (fiscal year beginning October 1, 2002 for AMCON), with early adoption encouraged.

In accordance with the guidance provided in Emerging Issues Task Force ("EITF") 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," beginning in the first quarter of fiscal 2002, the Company will classify the costs associated with sales incentives provided to retailers as a reduction in net sales. These costs are currently included in cost of sales. This reclassification will have no impact on reported net income before taxes, net income or earnings-per-share amounts.

Management is still addressing the impact on future periods resulting from the adoption of these statements. During fiscal 2001, the Company recognized goodwill amortization of $0.2 million. Upon adoption of SFAS No. 142, management estimates goodwill amortization will cease.

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


REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying consolidated financial statements. The consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. Deloitte & Touche LLP, independent auditor, has audited our consolidated financial statements as of and for the fiscal year ended September 28, 2001. PricewaterhouseCoopers LLP, independent auditor, audited our consolidated financial statements as of and for the years ended September 29, 2000 and September 24, 1999.

The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are evaluated annually by the Company.





Kathleen M. Evans
President




Michael D. James
Treasurer and Chief Financial Officer

December 26, 2001



INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of AMCON Distributing Company

We have audited the accompanying consolidated balance sheet of AMCON Distributing Company and its subsidiaries (the Company) as of September 28, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended September 29, 2000 and September 24, 1999, were audited by other auditors whose report, dated November 22, 2000, except for paragraph one of Note 1 and paragraph one of Note 2, for which the date was March 23, 2001, expressed an unqualified opinion on those statements and included an explanatory paragraph that described a change in the Company's method of accounting for inventory in fiscal 1999.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements present fairly, in all material respects, the financial position of AMCON Distributing Company and its subsidiaries as of September 28, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Omaha, Nebraska
December 26, 2001











CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------
Fiscal Year End September                                                2001                  2000
-----------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                               $    296,940          $  1,148,276
  Accounts receivable, less allowance for
   doubtful accounts of $616,179 and $329,069                          31,773,232            16,703,983
  Inventories, less allowance of $222,883 and $0                       29,814,545            22,122,674
  Income tax receivable                                                 1,713,644                     -
  Deferred income taxes                                                 1,419,432               241,709
  Current assets from discontinued operations                             173,273            10,265,416
  Other                                                                   336,850               447,754
                                                                     ------------          ------------
  Total current assets                                                 65,527,916            50,929,812

Fixed assets, net                                                      14,687,665             4,870,093
Notes receivable                                                        1,604,483               350,000
Available-for-sale investments                                            789,862               509,162
Equity investment in unconsolidated affiliate                             287,065                     -
Non-current assets from discontinued operations                                 -             4,099,258
Other assets                                                           16,300,331            12,434,011
                                                                     ------------          ------------

                                                                     $ 99,197,322          $ 73,192,336
                                                                     ============          ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                   $ 16,240,541          $  6,610,358
  Accrued expenses                                                      4,892,211             1,743,087
  Accrued wages, salaries, bonuses                                      1,046,832               857,171
  Current liabilities of discontinued operations                        1,353,017             5,727,463
  Current portion of long-term debt                                     6,189,683             8,056,323
  Current portion of subordinated debt                                  1,858,890               912,694
                                                                     ------------          ------------
          Total current liabilities                                    31,581,174            23,907,096
                                                                     ------------          ------------

Deferred income taxes                                                     633,316               683,233
Non-current liabilities of discontinued operations                      1,195,705             6,333,219
Long-term debt, less current portion                                   42,112,140            16,668,647
Subordinated debt, less current portion                                10,312,028             8,745,236

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none outstanding                                                -                     -
  Common stock, $.01 par value, 15,000,000 shares
    authorized and 2,739,184 and 2,737,551 issued                          27,392                27,376

  Additional paid-in capital                                            4,125,127             4,121,981
  Accumulated other comprehensive income,
     net of $244,744 and $139,482 tax                                     404,362               228,924
  Retained earnings                                                     8,806,078            12,476,624
                                                                     ------------          ------------
                                                                       13,362,959            16,854,905
                                                                     ------------          ------------
                                                                     $ 99,197,322          $ 73,192,336
                                                                     ============          ============

         The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

AMCON Distributing Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------
Fiscal Years Ended September                                2001               2000               1999
-----------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $100.5 million,
 $72.6 million and $54.5 million, respectively)         $ 582,035,314      $ 424,731,331      $ 342,863,572

Cost of sales                                             536,348,915        379,968,197        311,069,295
                                                        -------------      -------------      -------------
Gross profit                                               45,686,399         44,763,134         31,794,277

Selling, general and administrative expenses               42,186,916         35,637,465         22,654,462
Depreciation and amortization                               2,519,377          2,209,418          1,283,281
                                                        -------------      -------------      -------------
                                                           44,706,293         37,846,883         23,937,743
                                                        -------------      -------------      -------------
Income from operations                                        980,106          6,916,251          7,856,534

Other expense (income):
  Interest expense                                          3,876,606          2,498,806          1,281,852
  Other income, net                                          (200,504)        (2,247,842)          ( 68,479)
  Equity in loss of unconsolidated affiliate                   94,445                  -                  -
                                                        -------------      -------------      -------------
                                                            3,770,547            250,964          1,213,373
                                                        -------------      -------------      -------------
Income (loss) from continuing operations
  before income taxes                                      (2,790,441)         6,665,287          6,643,161

Income tax expense (benefit)                               (1,018,411)         2,354,293          2,521,373
                                                        -------------      -------------      -------------

Income (loss) from continuing operations                   (1,772,030)         4,310,994          4,121,788

Loss from discontinued operations, net
  of income tax benefit of $551,298, $238,771
  and $175,449, respectively                                 (894,434)          (406,555)          (286,259)

Loss on disposal of discontinued operations,
  net of income tax benefit of $411,350                      (675,415)                 -                  -
                                                        -------------      -------------      -------------

Net income (loss)                                       $  (3,341,879)     $   3,904,439      $   3,835,529
                                                        =============      =============      =============

Basic earnings (loss) per share:
  Continuing operations                                 $       (0.65)     $        1.58      $        1.51
  Discontinued operations                               $       (0.57)     $       (0.15)     $       (0.10)
                                                        -------------      -------------      -------------
  Net basic earnings (loss) per share                   $       (1.22)     $        1.43      $        1.41
                                                        =============      =============      =============

Diluted earnings (loss) per share:
  Continuing operations                                 $       (0.65)     $        1.51      $        1.44
  Discontinued operations                               $       (0.57)     $       (0.14)     $       (0.10)
                                                        -------------      -------------      -------------
  Net diluted earnings (loss) per share                 $       (1.22)     $        1.37      $        1.34
                                                        =============      =============      =============

Weighted average shares outstanding:
     Basic                                                   2,738,170         2,734,862          2,727,892
     Diluted                                                 2,738,170         2,853,320          2,855,419



      The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)

AMCON Distributing Company and Subsidiaries

---------------------------------------------------------------------------------


                                             Common Stock             Additional
                                        ----------------------          Paid-In
                                         Shares        Amount           Capital
---------------------------------------------------------------------------------

Balance, September 25, 1998             2,480,000     $ 24,800        $ 2,271,278

Purchase of treasury stock                      -            -                  -

Dividends                                       -            -                  -

Net income                                      -            -                  -
Unrealized gain on investments
  available-for-sale, net of tax                -            -                  -

Total comprehensive income
                                        ---------     --------        -----------
Balance, September 24, 1999             2,480,000       24,800          2,271,278

Exercise of options                         9,032           91             20,361

Purchase of treasury stock                      -            -                  -

Dividends                                       -            -                  -

10% stock dividend                        248,519        2,485          1,830,342

Net income                                      -            -                  -
Unrealized loss on investments
  available-for-sale, net of tax                -            -                  -

Total comprehensive income
                                        ---------     --------        -----------
Balance, September 29, 2000             2,737,551       27,376          4,121,981

Exercise of options                         1,633           16              3,146

Purchase of treasury stock                      -            -                  -

Dividends                                       -            -                  -

Net loss                                        -            -                  -
Unrealized gain on investments
  available-for-sale, net of tax                -            -                  -

Total comprehensive loss
                                        ---------     --------        -----------
Balance, September 28, 2001             2,739,184     $ 27,392        $ 4,125,127
                                        =========     ========        ===========



    The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)(continued)

AMCON Distributing Company and Subsidiaries

---------------------------------------------------------------------------------------------------------------

                                      Accumulated
                                         Other
                                     Comprehensive      Retained           Treasury Stock
                                         Income         Earnings         Shares     Amount          Total
-------------------------------------------------------------------------------------------------------------

Balance, September 25, 1998             $ 218,145     $ 7,090,789           (97)    $ (315)     $  9,604,697

Purchase of treasury stock                      -               -            (5)       (45)              (45)

Dividends                                       -        (198,392)            -          -          (198,392)

Net income                                      -       3,835,529             -          -         3,835,529
Unrealized gain on investments
  available-for-sale, net of tax           16,154               -             -          -            16,154
                                                                                                ------------
Total comprehensive income                                                                         3,851,683
                                        ---------     -----------        ------     ------      ------------
Balance, September 24, 1999               234,299      10,727,926          (102)      (360)       13,257,943

Exercise of options                             -            (223)          108        399            20,628

Purchase of treasury stock                      -               -            (6)       (39)              (39)

Dividends                                       -        (322,691)            -          -          (322,691)

10% stock dividend                              -      (1,832,827)            -          -                 -

Net income                                      -       3,904,439             -          -         3,904,439
Unrealized loss on investments
  available-for-sale, net of tax           (5,375)              -             -          -            (5,375)
                                                                                                ------------
Total comprehensive income                                                                         3,899,064
                                        ---------     -----------        ------     ------      ------------
Balance, September 29, 2000               228,924      12,476,624             -          -        16,854,905

Exercise of options                             -             (62)           17         85             3,185

Purchase of treasury stock                      -               -           (17)       (85)              (85)

Dividends                                       -        (328,605)            -          -          (328,605)

Net loss                                        -      (3,341,879)            -          -        (3,341,879)
Unrealized gain on investments
  available-for-sale, net of tax          175,438               -             -          -           175,438
                                                                                                ------------
Total comprehensive loss                                                                          (3,166,441)
                                        ---------     -----------        ------     ------      ------------
Balance, September 28, 2001             $ 404,362     $ 8,806,078             -     $    -      $ 13,362,959
                                        =========     ===========        ======     ======      ============


          The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------
Fiscal Years Ended September                                       2001             2000           1999
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss) from continuing operations                  $(1,772,030)   $ 4,310,994     $ 4,121,788
  Adjustments to reconcile net income (loss) from
    continuing operations to net cash provided by
    operating activities:
    Net loss from discontinued operations                          (894,434)      (406,555)       (286,259)
    Net loss on disposition of discontinued operations             (675,415)             -               -
    Depreciation and amortization                                 2,519,377      2,211,242       1,287,126
    (Gain) loss on sales of fixed assets, intangibles,
       land held for sale and securities                             70,646     (2,102,857)            259
    Equity in loss of affiliate                                      94,445              -               -
    Deferred income taxes                                          (542,973)       134,332         445,955
    Provision for losses on doubtful accounts and
      inventory obsolescence                                        509,993        222,735         162,785
  Changes in assets and liabilities, net of effect
    of acquisitions:
    Accounts receivable                                           1,608,381     (1,225,970)     (2,731,682)
    Inventories                                                   2,452,459     (5,382,676)       (291,332)
    Other current assets                                            281,971        (65,483)       (638,357)
    Other assets                                                    (39,170)       (51,677)         38,359
    Accounts payable                                              6,379,513     (1,491,132)      1,284,922
    Accrued expenses and accrued wages, salaries and
      bonuses                                                     1,696,118       (404,671)        301,391
    Income taxes payable and receivable                          (2,503,562)      (490,931)       (781,169)
    Net cash provided by (used in) operating activities -
     discontinued operations                                     (3,521,200)     1,612,826        (540,717)
                                                                -----------    -----------     -----------
         Net cash (used in) provided by operating activities      5,664,119     (3,129,823)      2,373,069
                                                                -----------    -----------     -----------
Cash flows from investing activities:
  Purchases of fixed assets                                      (1,197,708)      (516,060)       (294,741)
  Acquisitions, net of cash acquired                            (32,918,646)      (606,183)     (5,879,143)
  Proceeds from sales of fixed assets and intangibles                38,000      2,887,234          54,880
  Proceeds from sales of available-for-sale securities                    -         92,260               -
  Purchase of debt security                                      (1,254,483)      (350,000)              -
  Purchase of equity security                                      (300,000)             -               -
  Proceeds from disposal of discontinued operations               8,200,641              -               -
  Net cash used in investing activities-discontinued
    operations                                                            -       (449,958)       (466,965)
                                                                -----------    -----------     -----------
         Net cash provided by (used in) investing activities    (27,432,196)     1,057,293      (6,585,969)
                                                                -----------    -----------     -----------
Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                      1,595,000              -       1,100,000
  Net (payments) proceeds on bank credit agreement               (9,727,012)     4,461,173       6,509,466
  Net proceeds on bank credit agreement for acquisition          26,678,649              -               -
  Proceeds from long-term debt for acquisition                    6,240,000              -               -
  Payments on long-term and subordinated debt                    (3,238,545)    (2,332,631)     (4,648,363)
  Debt issue costs                                                 (305,846)             -               -
  Dividends paid                                                   (328,605)      (372,289)       (148,794)
  Purchase of treasury stock                                            (85)           (39)            (45)
  Proceeds from exercise of stock options                             3,185         20,628               -
  Net cash (used in) provided by financing activities-
    discontinued operations                                               -       (284,078)      3,090,309
                                                                -----------    -----------     -----------
Net cash provided by financing activities                        20,916,741      1,492,764       5,902,573
                                                                -----------    -----------     -----------
Net (decrease) increase in cash                                    (851,336)      (579,766)      1,689,673

Cash, beginning of year                                           1,148,276      1,728,042          38,369
                                                                -----------    -----------     -----------
Cash, end of year                                               $   296,940    $ 1,148,276     $ 1,728,042
                                                                ===========    ===========     ===========
Supplemental cash flow information:
  Cash paid during the year for interest                        $ 2,217,801    $ 3,016,285     $ 1,675,323
  Cash paid during the year for income taxes                        361,343      2,899,950       3,166,246

Supplemental noncash information:
  Acquisition of equipment through capital leases                         -              -          80,676
  Business combinations:
    Fair value of assets acquired                                42,353,735      1,195,995      24,061,292
    Subordinated debt assumed                                     4,541,751        520,000      10,000,000
    Other liabilities assumed                                     4,893,337            995       6,917,274

          The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AMCON Distributing Company and Subsidiaries

1.     Summary of Significant Accounting Policies:

  (a) General:
As more fully described in Note 2 to the consolidated financial statements, AMCON Distributing Company and its majority owned subsidiaries ("AMCON" or the "Company") completed the sale of its health food distribution business effective March 23, 2001. As a result, the Company's fiscal year end 2000 balance sheet and fiscal 2000 and 1999 results have been restated to reflect the health food distribution business as discontinued operations.

  (b) Company Operations:
AMCON operates 6 distribution centers and 13 retail health food stores in the Great Plains, Rocky Mountain and Southern regions of the United States.

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

The Company's operating income is subject to a number of factors which are beyond the control of management, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes and competing retail stores opening in close proximity to the Company's retail stores. While the Company sells a diversified product line, it remains dependent upon cigarette sales which represented approximately 73% of its revenue and 49% of its gross margin in fiscal 2001. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales.

  (c) Accounting Period:
AMCON maintains a 52-53 week fiscal year which ends on the last Friday in
September.  Fiscal 2001 and 1999 each comprised 52 weeks.   Fiscal 2000
comprised 53 weeks.  Years cited herein refer to AMCON's fiscal years.

  (d) Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its majority owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities are included in the consolidated financial statements on the basis of the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.


 (e) Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable which were $6.4 million and $2.4 million at fiscal year end 2001 and 2000, respectively, reflect the checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facilities (see Note 8).

  (f) Debt and Equity Investments:
AMCON classifies marketable securities, debt securities and investments as held to maturity, available-for-sale or trading securities. Investments classified as available-for-sale or trading are stated at fair value. Investments classified as held to maturity are stated at amortized cost. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized holding gains and losses are excluded from net income and reported in other comprehensive income, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income.

  (g) Accounts Receivable:
Accounts receivable consist primarily of amounts due to the Company from its normal business activities. An allowance for doubtful accounts is maintained to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

  (h) Inventories:
Inventories consist of finished products purchased in bulk quantities to be sold to the Company's customers. The retail health food operations utilize the retail inventory method of accounting. Effective in fiscal 1999, AMCON changed the method of accounting for inventory from the first-in, first-out, ("FIFO") method to the last-in, first-out ("LIFO") method. LIFO inventories at fiscal year end 2001 and 2000 were approximately $3.8 million and $2.3 million less than the amount of such inventories valued on a FIFO basis, respectively. The change in the inventory valuation method was made to better match current costs with current revenue. An allowance for obsolete inventory is maintained to reflect the expected unsaleable inventory.

  (i) Fixed Assets:
Fixed assets are stated at cost. Major renewals and improvements are capitalized and charged to expense through depreciation charges. Repairs and maintenance are charged to expense as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of depreciable assets. Estimated useful lives are as follows:

                                                        Years
                                                       -------
  Buildings                                            7  - 40
  Warehouse equipment                                  5  -  7
  Furniture, fixtures and leasehold
    improvements                                       5  - 18
  Vehicles                                             5

Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and the resulting gains or losses are reported in the statement of operations.

  (j) Notes Receivable:
In connection with the acquisition of Hawaiian Natural Water Company, Inc. ("HNWC"), AMCON issued notes receivable bearing interest of 8% to 10% to HNWC, who became a subsidiary of the Company subsequent to fiscal year end.

  (k) Other Assets and Long-Lived Assets:
Other assets consist primarily of the allocation of the purchase price of acquired businesses such as the cost of trademarks and tradenames, favorable leases, covenants not to compete, and excess purchase price over the fair value of assets acquired coupled with debt issue costs and cash surrender value of life insurance policies.

Amortization is computed on the straight-line method over the following estimated useful lives of the assets:
                                                        Years
                                                       -------
  Trademarks and tradenames                            20
  Goodwill                                             20 - 25
  Covenants not to compete                              2 -  5
  Favorable leases                                      3 -  7

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

  (l) Debt Issue Costs:
The costs related to the issuance of debt are capitalized and amortized on an effective interest method to interest expense over the lives of the related debt.

  (m) Revenue Recognition:
AMCON recognizes revenue when products are delivered to retail customers (which generally is the same day products are shipped) or sold to consumers in retail stores. Sales are shown net of returns and discounts.

  (n) Income Taxes:
Deferred income taxes are determined based on temporary differences between the financial reporting and tax bases of the Company's assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse.

  (o) Comprehensive Income (Loss):
Comprehensive income (loss) includes all changes in shareholders' equity with the exception of additional investments by shareholders or distributions to shareholders. Comprehensive income (loss) for the Company includes net income or loss and the changes in net unrealized holding gains or losses on investments charged or credited to shareholders' equity.

  (p) Stock-Based Compensation:
AMCON has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Company accounts for the employee stock option plans using the intrinsic value method of accounting prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured at the excess of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

  (q) Per-share results:
Basic earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share data are based on the weighted-average number of common shares outstanding and the effect of all dilutive potential common shares including stock options.

  (r) Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform with the current year presentation.

  (s) Use of Estimates:
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (t) Recently Issued Accounting Standards:
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142,"Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles being classified as goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the impairment recognition criteria had been met and the recorded value of goodwill and certain intangibles is more than its measured fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 must be adopted by the Company on October 1, 2002. Early application of SFAS No. 142 is permitted for the Company's fiscal year beginning October 1, 2001. The Company plans to adopt SFAS No. 142 for the fiscal year beginning October 1, 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 (for the fiscal year beginning October 1, 2002 for AMCON).

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the requirements of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years (fiscal year beginning October 1, 2002 for AMCON), with early adoption encouraged.

In accordance with the guidance provided in Emerging Issues Task Force ("EITF") 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," beginning in the first quarter of fiscal 2002, the Company will classify the costs associated with sales incentives provided to retailers as a reduction in net sales. These costs are currently included in cost of goods sold. This reclassification will have no impact on reported net income before taxes, net income or earnings-per-share amounts.

Management is still addressing the impact on future periods resulting from the adoption of these statements. During fiscal 2001, the Company recognized goodwill amortization of $0.2 million. Upon adoption of SFAS No. 142, management estimates goodwill amortization will cease.

2.    Acquisitions and Disposition of Businesses:

Health Food Distribution Business
---------------------------------
Effective March 23, 2001, the Company's subsidiary, The Healthy Edge, Inc. (formerly Food For Health Co., Inc.), completed the sale of the assets of its health food distribution business for $10.3 million, subject to certain adjustments. The purchase price was paid in cash and the assumption by the purchaser of approximately $2.1 million in indebtedness. The sale resulted in a pre-tax loss of approximately $1.1 million ($0.7 million after taxes). This loss includes an accrual for estimated costs, including rent and related expenses associated with the remaining lease commitments on the two distribution facilities that were retained by the Company of $2.5 million and contractual consulting agreements of $0.4 million, which will provide no future economic benefit to the Company. The Company is actively seeking tenants to sublease the facilities for the remainder of the lease terms. Any differences between these expense estimates and their actual settlement will change the loss accordingly. In connection with the sale of the health food distribution business, the Company also entered into a five year supply agreement with the purchaser under which the purchaser will supply products to the Company's retail health food stores at market prices.

The sale of the Company's health food distribution business has been reflected as discontinued operations in the consolidated financial statements in accordance with APB Opinion No. 30. Revenues from the discontinued operations, which have been excluded from income from continuing operations in the accompanying consolidated statements of operations for fiscal years 2001, 2000 and 1999, are presented below. The effects of the discontinued operations on net income (loss) and per share data are reflected within the accompanying consolidated statements of operations (dollars in millions).

                               Fiscal Years
                       ----------------------------
                        2001       2000       1999
                       ------     ------     ------
    Revenue            $ 13.7     $ 41.4     $ 43.9

Merchants Wholesale, Inc.
-------------------------
On June 1, 2001, the Company completed the acquisition of substantially all of the distribution business and net assets of Merchants Wholesale, Inc. ("Merchants") located in Quincy, IL. In addition, the Company purchased a 206,000 square foot building occupied by Merchants and owned by Merchants' sole shareholder. The preliminary net purchase price of $36.7 million (including $0.3 million of debt issue costs), net of assumed liabilities of $6.0 million, was based on assets held at the closing date, including the real estate. Funding for the acquisition was provided as follows: $27.0 million (including $0.3 million of debt issue costs) through borrowings under a revolving loan agreement with LaSalle Bank (the "Facility"); $6.2 million through a real estate loan with Gold Bank (the "Real Estate Loan"); and $3.4 million of deferred payment to the sole stockholder of Merchants. Costs and expenses associated with the acquisition were paid from the Facility. The Facility is secured by all of AMCON's assets, excluding real estate. The Real Estate Loan is secured by AMCON's two owned distribution facilities.

The transaction was accounted for using the purchase method of accounting under which the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to goodwill and other identifiable assets is approximately $3.8 million and $0.3 million, respectively. The goodwill is being amortized over 25 years, while the identifiable intangible asset, represented by a noncompete agreement with the sole shareholder of Merchants, is being amortized over the period covered by the agreement of 4 years.

Although the amounts are subject to change based on evaluations performed subsequently, the final purchase price allocation is not expected to materially differ from those recorded on the fiscal 2001 consolidated balance sheet.

In August 2000, the Company acquired all of the outstanding shares of TINK, Inc. (doing business as Natural Way Foods) for $900,000. The acquisition was financed through borrowings under the Company's revolving credit facility totaling $600,000 and a subordinated promissory note with the seller in the amount of $300,000.


In November 1999, the Company acquired all of the outstanding assets of MDF Health, Inc. for $220,000 financed by a seller-held subordinated note payable for $220,000.

Both acquisitions were accounted for using the purchase method of accounting. The purchase price for the above acquisitions was allocated to assets acquired based on their estimated fair values. The portion of the purchase price allocated to goodwill totaled $750,000 and is being amortized on a straight line basis over 20 years.

The Company acquired Health Food Associates, Inc. ("HFA") and Chamberlin Natural Foods, Inc. ("CNF") in September 1999 and March 1999, respectively. These acquisitions were accounted for using the purchase method of accounting. Goodwill and other intangibles are described in Note 7.

The results of operations for each of the above are included in the accompanying financial statements from the date of acquisition.

Assuming the above acquisitions had occurred on the first day preceding the year of acquisition, unaudited pro forma consolidated sales, net income and earnings per share would have been as follows:

                                         (Dollars in millions,
                                         except per share data)

                                           2001        2000
                                          -------     -------
  Sales                                   $ 890.4     $ 931.8
  Income (loss) from
   continuing operations                  $  (2.5)    $   3.8
  Net income (loss)                       $  (5.5)    $   3.4
  Net earnings (loss) per share
   from continuing operations:
    Basic                                 $ (0.92)    $  1.65
    Diluted                               $ (0.92)    $  1.58
  Net earnings (loss) per share:
    Basic                                 $ (1.99)    $  1.23
    Diluted                               $ (1.99)    $  1.18

The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisitions taken place on the first day of the year preceding the acquisition.

Hawaiian Natural Water Company, Inc.
------------------------------------
In November 2000, the Company entered into a merger agreement with Hawaiian Natural Water Company, Inc. (OTC: HNWC), pursuant to which HNWC would be merged with and into, and thereby become, a wholly-owned subsidiary of the Company. The merger was completed on December 17, 2001. As a result, the Company issued 373,558 shares of its common stock to HNWC shareholders, representing 12.0% of the Company's outstanding shares after giving effect to the merger. Based on the Company's closing stock price on December 17, 2001, the purchase price was $2.9 million (including the $0.5 million note previously advanced to HNWC in June, 2001 and the $0.3 million previously recorded as an equity investment).

The Company provided HNWC with certain interim debt financing prior to consummation of the merger as HNWC experienced operating losses and negative cash flows from operations. The Company loaned HNWC $350,000 in September 2000 and $400,000 in October 2000 for a total of $750,000 (the "$750,000
Notes") to be used for working capital and other general corporate purposes, including redemption of outstanding preferred stock. The loan is evidenced by promissory notes, bearing interest at the rate of 10% per annum, due on December 31, 2001 (the original due date was March 31, 2001), which are secured by substantially all of HNWC's assets.

In February 2001, the Company invested an additional $300,000 in HNWC in exchange for 750,000 shares of common stock at substantially the same exchange ratio as provided for in the merger agreement. The investment represented an ownership interest of approximately 9.5% in HNWC and, accordingly, was accounted for under the cost method through the end of Company's quarter ended March 31, 2001.

In February 2001, the Company agreed to obtain, and placed orders for, certain water bottling equipment to be utilized by HNWC in order to increase production capacity to achieve its growth targets. The estimated commitment under this operating lease is approximately $2.6 million over 8 years. The Company will sublease this equipment to HNWC under similar terms.

In June 2001, the Company loaned HNWC an additional $500,000, which loan was evidenced by a promissory note bearing interest at the rate of 10% per annum, due on December 31, 2001, and which was also secured by substantially all of HNWC's assets (the "$500,000 Note"). The $500,000 Note was converted at AMCON's election on November 13, 2001 into HNWC's common stock at a conversion ratio of $0.40 per share and gave the Company a beneficial ownership interest of approximately 22% in HNWC.

In September 2001, the Company loaned HNWC an additional $354,483, which loan is evidenced by a promissory note bearing interest at the rate of 8% per annum, due on December 31, 2001, and which is also secured by substantially all of HNWC's assets (the "$354,483 Note").

The Company adopted the equity method of accounting for its investment in HNWC
in the third quarter of fiscal 2001.   The charge to the Company's results to
record its equity in the losses of HNWC from the initial common stock investment date was approximately $0.1 million.

The 750,000 shares purchased in February 2001 and the 1,250,000 shares receivable by AMCON upon conversion of the $500,000 Note participated in the consideration received by HNWC stockholders in the merger (the "Merger Consideration"). Due to the acquisition of HNWC and management's belief that the notes will not be paid within the next 12 months, the notes have been classified as noncurrent as of fiscal year end 2001.

The merger is expected to qualify as a tax-free reorganization and to be recorded on the Company's books using the purchase method of accounting.


3.    Earnings (Loss) Per Share:

Basic earnings (loss) per share is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations and net income (loss) by the weighted average common shares outstanding for each period. Diluted earning (loss) per share is calculated by dividing income from continuing operations, income (loss) from discontinued operations and net income (loss) by the sum of the weighted average common shares outstanding and the weighted average dilutive options, using the treasury stock method. Stock options outstanding at fiscal year end 2001, 2000 and 1999, respectively, which were not included in the computations of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares totaled 145,390, 96,800 and 96,800 with average exercise prices of $8.01, $8.44 and $8.44, respectively.

                                                  For Fiscal Years
                                     -------------------------------------------
                                        2001            2000            1999
                                     -----------     -----------     -----------
                                        Basic           Basic           Basic
                                     -----------     -----------     -----------
    Weighted average common
     shares outstanding                2,738,170       2,734,862       2,727,990

    Weighted average treasury
     shares                                    -               -             (98)
                                     -----------     -----------     -----------
    Weighted average number of
     shares outstanding                2,738,170       2,734,862       2,727,892
                                     ===========     ===========     ===========
    Income (loss) from continuing
     operations                      $(1,772,030)    $ 4,310,994     $ 4,121,788
                                     ===========     ===========     ===========
    Loss from discontinued
     operations                      $(1,569,849)    $  (406,555)    $  (286,259)
                                     ===========     ===========     ===========
    Net income (loss)                $(3,341,879)    $ 3,904,439     $ 3,835,529
                                     ===========     ===========     ===========
    Earnings (loss) per share from
     continuing operations           $     (0.65)    $      1.58     $      1.51
                                     ===========     ===========     ===========
    Loss per share from
     discontinued operations         $     (0.57)    $     (0.15)    $     (0.10)
                                     ===========     ===========     ===========
    Earnings (loss) per share        $     (1.22)    $      1.43     $      1.41
                                     ===========     ===========     ===========



                                       Diluted         Diluted         Diluted
                                     -----------     -----------     -----------
    Weighted average common
     shares outstanding                2,738,170       2,734,862       2,727,990

    Weighted average treasury
     shares                                    -               -             (98)

    Weighted average of net
     additional shares outstanding
     assuming dilutive options
     exercised and proceeds used to
     purchase treasury stock /1/               -         118,458         127,527
                                     -----------     -----------     -----------
    Weighted average number of
     shares outstanding                2,738,170       2,853,320       2,855,419
                                     ===========     ===========     ===========
    Income (loss) from continuing
     operations                      $(1,772,030)    $ 4,310,994     $ 4,121,778
                                     ===========     ===========     ===========
    Loss from discontinued
     operations                      $(1,569,849)    $  (406,555)    $ (286,259)
                                     ===========     ===========     ===========
    Net income (loss)                $(3,341,879)    $ 3,904,439     $ 3,835,529
                                     ===========     ===========     ===========
    Earnings (loss) per share from
     continuing operations           $     (0.65)    $      1.51     $      1.44
                                     ===========     ===========     ===========
    Loss per share from
     discontinued operations         $     (0.57)    $     (0.14)    $     (0.10)
                                     ===========     ===========     ===========
    Earnings (loss) per share        $     (1.22)    $      1.37     $      1.34
                                     ===========     ===========     ===========

     /1/ Weighted average of net additional shares not included for fiscal 2001 as such shares are anti-dilutive.

4.    Comprehensive Income (Loss):

The components of other comprehensive income (loss) were as follows:

                                                 2001         2000          1999
                                              ---------     ---------     ---------
Unrealized holding gains (losses)
 during the period:
   Unrealized gains (losses)                  $ 280,700     $  53,089     $  28,700
   Related tax expense                         (105,262)      (34,747)      (12,546)
                                              ---------     ---------     ---------
   Net                                          175,438        18,342        16,154

Less reclassification adjustments for
 net gains realized on sale of
 investments during the period:
   Realized net gains                                 -        68,646             -
   Related tax expense                                -       (44,929)            -
                                              ---------     ---------     ---------
   Net                                                -        23,717             -
                                              ---------     ---------     ---------
Total other comprehensive income (loss)       $ 175,438     $  (5,375)    $  16,154
                                              =========     =========     =========


5.    Fixed Assets, Net:

Fixed assets at fiscal year ends 2001 and 2000 consisted of the following:

                                                  2001            2000
                                              ------------     -----------
Land and buildings                            $  8,417,228     $   617,228
Warehouse equipment                              5,258,981       5,165,966
Furniture, fixtures and
 leasehold improvements                          5,170,772       2,938,930
Vehicles                                         1,490,085       1,322,712
Capital equipment leases                         1,124,723         248,928
                                              ------------     -----------
                                                21,461,789      10,293,764

Less accumulated depreciation & amortization:
  Owned equipment                               (6,686,670)     (5,205,266)
  Capital equipment leases                         (87,454)       (218,405)
                                              ------------     -----------
                                              $ 14,687,665     $ 4,870,093
                                              ============     ===========

During fiscal 2001, the Company closed one retail location in the Florida market and one distribution center in Missouri. Fixed and long-lived assets associated with these two locations were written down to net realizable value during the fiscal year which resulted in an immaterial charge to operating income.

6.    Debt and Equity Investments:

Available-for-sale investments at fiscal year ends 2001 and 2000 consisted of the following:
                                                       2001
                                       ------------------------------------
                                                    Unrealized      Fair
                                          Cost         Gain         Value
                                       ---------    ----------    ---------
Investments (available-for-sale)       $ 140,756    $  649,106    $ 789,862
                                       =========    ==========    =========

                                                       2000
                                       ------------------------------------
                                                    Unrealized      Fair
                                          Cost         Gain         Value
                                       ---------    ----------    ---------
Investments (available-for-sale)       $ 140,756    $  368,406    $ 509,162
                                       =========    ==========    =========

The Company sold 13,000 shares of its available-for-sale investments and realized gains on the sale of $68,646 in fiscal 2000. No shares were sold in 2001 or 1999.

At fiscal year ends 2001 and 2000, the Company held convertible notes receivable totaling $1,604,483 and $350,000, respectively, from HNWC. The notes accrue interest at rates between 8% and 10% and mature on December 31, 2001. The notes are classified as held to maturity and the fair value approximates the carrying amount. See Note 17.

At fiscal year end 2001, the Company held 750,000 shares of common stock of HNWC. The investment of $300,000 represents an ownership interest of 9.5% in HNWC. In addition, the Company has capitalized certain deal costs associated with the pending merger of HNWC as part of the carrying amount of the common stock. The convertible notes receivable from HNWC, when converted, provide management with the ability to exercise significant influence over the operating and financial policies of HNWC. Accordingly the Company has adopted the equity method of accounting on the carrying value of the common stock in HNWC. At fiscal year end 2001, the carry value was $287,065.

7.    Other Assets:

Other assets at fiscal year ends 2001 and 2000 consisted of the following:

                                                2001              2000
                                            ------------     ------------
Trademarks and tradenames (less
  accumulated amortization of
  $913,663 and $477,786)                    $  7,786,377     $  8,222,214
Goodwill (less accumulated amortization
  of $700,774 and $477,963)                    6,755,218        2,862,125
Covenants not to compete (less
  accumulated amortization of $381,347
  and $166,271)                                  606,338          407,444
Favorable leases (less accumulated
   amortization of $142,123 and $90,671)         343,877          412,946
Cash surrender value of life
  insurance policies                             480,653          430,850
Debt issue costs (less accumulated
  amortization of $222,178 and $102,748)         319,555           79,486
Other                                              8,313           18,946
                                            ------------     ------------
                                            $ 16,300,331     $ 12,434,011
                                            ============     ============

Trademarks and tradenames arose from the acquisitions of CNF and HFA during 1999 and are amortized using the straight-line method over 20 years.

Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 20 to 25 years. Amortization expense was $222,811, $138,634, and $58,592 for the years ended 2001, 2000, and 1999, respectively.

The covenants not to compete are amortized using the straight-line method over periods ranging from 2 to 5 years. Amortization expense was $145,679, $122,202 and $71,444 for the years ended 2001, 2000, and 1999, respectively.

Favorable leases arose from the acquisition of HFA during fiscal 1999 and represent lease agreements in which the lease rates were below fair value on the acquisition date. The leases are amortized over periods ranging from 3 to 7 years.

8.    Long-term Obligations:

Long-term obligations at fiscal year end 2001 and 2000 consisted of the following:

                                                      2001           2000
                                                  ------------   ------------
Revolving credit facility with a bank, interest
 payable monthly at the bank's base rate less
 0.5% or LIBOR plus 1.75%, as selected by the
 Company (ranging from 5.32% to 6.38% at
 fiscal year end 2001); principal due June
 2004                                             $ 39,428,938   $ 22,477,301

Note payable to a bank, interest payable
 monthly at the bank's base rate less 0.5% or
 LIBOR plus 1.75% (ranging from 8.38% to 8.44%
 at fiscal year end 2001)                                    -      2,212,500

Note payable to a bank, interest payable
 at a fixed rate of 7.5% with monthly
 installments of principal and interest of
 $56,531 per month through June 2006;
 remaining principal due June 2006                   6,922,202              -

Note payable to a bank, interest payable
 monthly at the bank's prime rate plus 1%
 (7.5% at fiscal year end 2001);
 through June 2002.                                    875,000              -

Obligations under capital leases, payable
 in monthly installments with interest rates
 from 8% to 16.3% through December 2006
 (Note 14)                                           1,075,683         35,169
                                                  ------------   ------------
                                                    48,301,823     24,724,970
Less current portion                                 6,189,683      8,056,323
                                                  ------------   ------------
                                                  $ 42,112,140   $ 16,668,647
                                                  ============   ============

On June 1, 2001, AMCON amended its revolving credit facility (the "Facility") with LaSalle Bank to increase the Facility from $25.0 million to $55.0 million in order to purchase the distribution business and net assets of Merchants. Borrowings under the Facility are based on eligible accounts receivable and inventory requirements. The new Facility bears interest at the bank's base rate ("Prime") or LIBOR plus 1.75%, as selected by the Company. In addition, the Company is required to pay an unused fee equal to 0.25% per annum on the difference between the maximum loan limit and the average borrowing for the month. The Facility is collateralized by all equipment, all intangibles, inventories, and accounts receivable. Debt issuance costs relating to the amendment of the Facility were $0.3 million.

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to Hawaiian Natural Water Co., Inc. to a maximum of $2.0 million, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of 1.1 to 1.0, and average annual debt service coverage ratio of 1.5 to 1.0, average annual senior debt to EBITDA ratio of 6.0 to 1.0, and a minimum tangible net worth of $7.0 million. In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries. The Facility also provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis. As of fiscal year end 2001, the outstanding balance on the facility was $39.4 million.

As of fiscal year end 2001 the Company was in violation of the average annual debt service coverage and the average annual senior debt to EBITDA ratios due to losses incurred during the fourth quarter of the fiscal year. Subsequent to fiscal year end, the Company received waivers from the bank for both covenant violations. In addition the financial covenants were amended in December 2001 to: (i) remove the fixed charge and the senior debt to EBITDA ratios, (ii) reduce the debt service coverage ratio from 1.5 to 1.0 to be measured at fiscal year end 2002 and quarterly thereafter, (iii) amend the definition of tangible net worth and (iv) remove the LIBOR borrowing rate option effective January 1, 2002.

In connection with the purchase of the distribution business and net assets of Merchants, the Company assumed Merchants' interest rate swap agreement with a bank. Under the agreement, the Company agrees to exchange, at specified intervals, fixed interest amounts for variable interest amounts calculated by reference to an agreed-upon notional principal amount of $25.0 million. The interest rate swap effectively converts $25.0 million of AMCON's variable-rate senior debt to fixed-rate debt (before accounting for the impact of the change in fair value of the interest rate swap derivative financial instrument) at a rate of 8.33%, through the maturity of the swap agreement on May 27, 2003.

The Company borrowed $6.9 million from a bank to purchase the distribution facility utilized by Merchants, which was owned by Merchants sole stockholder (the "Real Estate Loan"). Proceeds from the Real Estate Loan were also used to retire term debt. The Real Estate Loan bears interest at a fixed rate of 7.5% with monthly installments of principal and interest in the amount of $56,531 per month. Debt issuance costs related to the Real Estate Loan were $37,000. The loan has a term of 5 years, at which time the remaining balance will be due and payable, and is collateralized by the purchased distribution facility. As of fiscal year end 2001, the outstanding balance on the Real Estate Loan was approximately $6.9 million.

The Company maintained a second revolving credit facility used to provide capital to the health and natural foods distribution business and a term loan from a bank used to finance the purchase of a Florida health and natural foods distributor in November 1998. The revolving credit facility and the term loan were repaid in full during the second quarter of fiscal 2001 with proceeds received from the sale of the assets of the health and natural foods distribution business during that quarter.

The Company had an outstanding term loan from a bank that was used to finance the purchase of the common stock of Food For Health Co., Inc. (the "Acquisition Loan") in 1997. The Acquisition Loan was repaid in full during the third quarter of fiscal 2001 with funds borrowed under the Facility.

In June 2001, the Company negotiated a $2.0 million credit facility with a bank to be used to fund the expansion and remodeling of its retail health food stores (the "Retail Facility"). The Retail Facility bears interest at the bank's base rate ("Prime") plus 1.0%. The Retail Facility is secured by all of the inventory of the retail stores and is guaranteed by the Company. The outstanding balance of the Retail Facility on fiscal year end 2001 was approximately $0.9 million.

In connection with the purchase of the distribution business and net assets of Merchants, the Company assumed several capital leases for office equipment, automobiles and warehouse equipment. The interest rates on the capital leases vary from 8% to 16.3%. As of fiscal year end 2001, the outstanding balances on the capital leases totaled approximately $1.1 million.

The above long-term obligations, excluding obligations under the revolving credit facility, have contractual maturities as follows:

                   Fiscal Year Ending
                   ------------------
                   2002                    $ 1,189,683
                   2003                        339,755
                   2004                        416,460
                   2005                        469,549
                   2006                      6,417,843
                   Thereafter                   39,595
                                           -----------
                                           $ 8,872,885
                                           ===========

Borrowings under the Facility in the amount of $34.4 million have been classified as long-term based on expected borrowing levels. Market rate risk for fixed rate debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2001.

In connection with the discontinued operations of the health and natural foods distribution business, AMCON is obligated on letters of credit issued to the buyer in the amount of $0.5 million which expires in March 2002. In addition, AMCON has a letter of credit in the amount of approximately $0.1 million that is required to be issued to the landlord of the building in Phoenix through the end of the lease term.

9.    Subordinated Debt:

Subordinated debt at fiscal year end 2001 and 2000 consisted of the following:

                                                      2001          2000
                                                  ------------   -----------
Convertible subordinated note payable,
 interest payable quarterly at 8% per
 annum; principal due at maturity of
 the note, September 15, 2004                     $  2,000,000   $ 2,000,000

Collateralized subordinated promissory
 note payable, interest payable quarterly
 at 8% per annum; annual principal payments
 of $800,000 due annually through September
 2004 with balance of $4,000,000 due
 September 2004                                      6,400,000     7,200,000

Note payable, interest (imputed at 6%)
 and principal payable annually through
 June 2005.                                          3,425,495             -

Collateralized subordinated promissory note
 payable bearing interest at 8% per annum;
 principal and interest payments due monthly
 through October 2002                                   85,423       157,930


Collateralized subordinated promissory note
 payable, interest payable monthly at 7.0%
 per annum; annual principal payments ranging
 from $40,000 to $80,000 due annually from
 August 2001 through August 2005                       260,000       300,000

                                                  ------------   -----------
                                                    12,170,918     9,657,930
Less current portion                                 1,858,890       912,694
                                                  ------------   -----------
                                                  $ 10,312,028   $ 8,745,236
                                                  ============   ===========

The asset purchase agreement with Merchants provides for deferred payments to be made to the seller totaling $4.4 million. The obligations are subordinate to the Facility and the Real Estate Loan. The Company paid $1.0 million on the closing date of the transaction, while the remaining $3.4 million is required to be paid on the first, second, third and fourth anniversaries of the closing date of the transaction in installments of $0.9 million on each of the first three anniversary dates with a final payment of approximately $0.9 million on the fourth anniversary of the closing date. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of fiscal year end 2001, the outstanding obligation to the seller was approximately $3.4 million.

In September 1999, borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") and a Collateralized Promissory Note (the "Collateralized Note"), in addition to borrowings under the revolving credit facility were used to purchase all of the common stock of Health Food Associates, Inc. Both the Convertible Note and the Collateralized Note have five-year terms and bear interest at 8% per annum. Principal on the Convertible Note is due in a single payment at maturity. Principal on the Collateralized Note is payable in installments of $0.8 million per year with the balance due at maturity.
The Collateralized Note is collateralized by a pledge of the stock of Health Food Associates, Inc. The principal balance of the Convertible Note may be converted into stock of The Healthy Edge, Inc. (formerly Food For Health Co., Inc.) under circumstances set forth in the Convertible Note. As of fiscal year end 2001, the outstanding balances of the Convertible Note and the Collateralized Note were $2.0 million and $6.4 million, respectively.

In November 1999, borrowings under a $0.2 million subordinated note (the "MDF Note") were used to purchase the assets of MDF Health, Inc. ("MDF"). The MDF Note has a term of 3 years and bears interest at 8% per annum. Principal and
interest payments are due monthly.   As of fiscal year end 2001, the
outstanding balance of the MDF Note was approximately $0.1 million

In August 2000, borrowings of $0.6 million under the Facility were utilized, in addition to $0.3 million under a subordinated note (the "TINK Note"), to purchase all of the outstanding common stock of TINK, Inc. The TINK Note has a term of 5 years and bears interest at 7% per annum. Interest payments are due monthly with annual principal payments ranging from $40,000 to $80,000. As of fiscal year end 2001, the outstanding balance of the TINK Note was approximately $0.3 million.

As of fiscal year end 2001, principal payments are due on subordinated debt as follows:

                   Fiscal Year Ending
                   -------------------
                   2002                      $  1,858,890
                   2003                         1,769,933
                   2004                         7,709,600
                   2005                           832,495
                                             ------------
                                             $ 12,170,918
                                             ============

Market rate risk for fixed rate subordinated debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2001.

10.    Other (Income) Expense:

Other (income) expense consisted of the following for fiscal years 2001, 2000 and 1999:

                                   2001            2000            1999
                               -----------     -----------     -----------
Interest income                $  (32,183)     $   (39,079)    $    (2,468)
Dividends                         (26,600)         (21,609)        (17,850)
Rent income                        (4,843)          (4,966)        (15,034)
Royalties                               -           (1,625)        (15,924)
Gain on marketable securities
  and investments                       -          (68,646)              -
Gain from disposition of
 non-operating real estate and
 intangible assets                      -       (2,034,211)              -
Fee income                        (26,166)               -               -
Other                            (110,712)         (77,706)        (17,203)
                               -----------     -----------     -----------
                               $ (200,504)     $(2,247,842)    $   (68,479)
                               ===========     ===========     ===========

11.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended 2001, 2000 and 1999 consisted of the following:

                                    2001            2000            1999
                                -----------     -----------     -----------
Current:
  Federal                       $  (527,834)    $ 1,893,627     $ 1,809,764
  State                              52,396         326,334         265,654
                                -----------     -----------     -----------
                                   (475,438)      2,219,961       2,075,418
                                -----------     -----------     -----------
Deferred:
  Federal                          (473,656)        114,585         388,873
  State                             (69,317)         19,747          57,082
                                -----------     -----------     -----------
                                   (542,973)        134,332         445,955
                                -----------     -----------     -----------
Income tax expense (benefit)
 - continuing operations         (1,018,411)      2,354,293       2,521,373
                                -----------     -----------     -----------
Income tax benefit -
  discontinued operations          (962,648)       (238,771)       (175,449)
                                -----------     -----------     -----------
                                $(1,981,059)    $ 2,115,522     $ 2,345,924
                                ===========     ===========     ===========

The difference between the Company's income tax expense (benefit) attributable to continuing operations in the accompanying financial statements and that would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended 2001, 2000 and 1999:

                                    2001            2000           1999
                                -----------     -----------     -----------
Tax at statutory rate           $  (948,750)    $ 2,266,198     $ 2,258,675
Amortization of goodwill
 and other intangibles               77,064          30,850          43,406
Nondeductible business
 expenses                             3,908           1,473           5,720
State income taxes, net of
 federal tax benefit                 28,908         228,414         213,006
Release of tax reserves                   -        (186,737)              -
Benefit of loss on disposal        (424,743)              -               -
Valuation allowance for
 loss on disposal                   212,371               -               -
Other                                32,831          14,095             566
                                -----------     -----------     -----------
                                $(1,018,411)    $ 2,354,293     $ 2,521,373
                                ===========     ===========     ===========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at fiscal year ends 2001 and 2000 relate to the following:

                                                    2001           2000
                                                -----------      ---------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   223,851      $ 122,974
    Accrued expenses                              1,047,401        126,912
    Net operating loss carryforwards                 67,898         37,370
    Inventory                                       216,968         93,151
    Other                                             2,933              -
                                                -----------      ---------
                                                  1,559,051        380,407
  Noncurrent:
    Net operating loss carryforwards                      -         37,056
    Other                                            43,909         31,293
                                                -----------      ---------
                                                     43,909         68,349
                                                -----------      ---------
            Total deferred tax assets           $ 1,602,960      $ 448,756
                                                ===========      =========
Deferred tax liabilities:
  Current:
    Trade discounts                             $   139,619      $ 128,204
    Other                                                 -         10,494
                                                -----------      ---------
                                                    139,619        138,698
Noncurrent:
    Fixed assets                                     87,914        127,405
    Tradenames                                      390,222        484,695
    Goodwill                                         67,531              -
    Unrealized gains on available-for-sale
      investments                                   131,558        139,482
                                                -----------      ---------
                                                    677,225        751,582
                                                -----------      ---------
          Total deferred tax liabilities        $   816,844      $ 890,280
                                                ===========      =========

                                                    2001           2000
                                                -----------      ---------

Net deferred tax assets (liabilities):
  Current                                       $ 1,419,432     $ 241,709
  Noncurrent                                       (633,316)     (683,233)
                                                -----------     ----------
                                                $   786,116     $(441,524)
                                                ===========     ==========

The Company did not record any valuation allowances against deferred tax assets at fiscal year ends 2001 or 2000 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the acquisition of Sheya Brothers in 1993 and The Healthy Edge (formerly Food For Health Co. Inc.) in 1997. The utilization of the net operating loss related to Sheya Brothers of $99,000 at fiscal year end 2001 is limited (by Internal Revenue Code Section 382) to approximately $100,000 per year through 2002. The utilization of the net operating loss related to The Healthy Edge of $91,671 at fiscal year end 2001 is limited (by Internal Revenue Code Section 382) to approximately $264,000 per year through 2002.

12.    Profit Sharing Plan:

AMCON maintains profit sharing plans covering substantially all full-time employees. The plans provide for AMCON to make profit sharing contributions of up to 1% of qualified employees' gross wages. Employees may also make additional voluntary contributions which may be matched 50% by the Company up to the first 6% contributed. The Company contributed $0.3 million, $0.4 million, and $0.3 million (net of employee forfeitures) to the profit sharing plans during the fiscal years ended 2001, 2000 and 1999, respectively.

13.    Related Party Transactions:

For each of the fiscal years ended 2001, 2000 and 1999, the Company was charged $60,000 by AMCON Corporation, the former parent of the Company, as consideration for office rent and management services, which is included in selling, general and administrative expenses. The Company also contracted with one of its outside directors for consulting services in connection with its retail health food operations during fiscal year 2001. The amount paid for consulting services was $150,000, plus reimbursement of expenses.

The remaining interest in non-operating real estate and furnishings and related mortgage loan, was transferred from AMCON Corporation to the Company in 1992, as partial settlement of intercompany balances. The real estate was sold in fiscal 2000. Under a profit sharing agreement with AMCON Corporation, one-half of the net gain from the sale of the real estate was allocated to AMCON Corporation.

14.    Commitments and Contingencies:

Future Lease Obligations
------------------------
The Company leases certain office equipment under capital leases. The carrying value of these assets was approximately $1.1 million and $30,000 as of fiscal year ends 2001 and 2000, respectively, net of accumulated amortization of $0.1 million and $0.2 million, respectively.

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during fiscal years 2001, 2000 and 1999 under such lease agreements was $3.2 million, $2.4 million and $1.4 million, respectively. As of fiscal year end 2001, minimum future lease commitments are as follows:


   Fiscal Year                                   Capital       Operating
     Ending                                       Leases         Leases
   -----------                                 -----------    ------------
      2002                                         256,798       4,560,506
      2003                                         238,058       3,971,365
      2004                                         295,684       3,557,794
      2005                                         307,209       3,185,829
      2006                                         270,319       2,467,989
      Thereafter                                    40,061       4,201,490
                                               -----------    ------------
      Total minimum lease payments             $ 1,408,129    $ 21,944,973
      Less amount representing interest            332,446    ============
                                               -----------
      Present value of net minimum
        lease payments                         $ 1,075,683
                                               ===========

Included in minimum future operating lease commitments above is $3.8 million related to a new lease for a distribution facility in Omaha, Nebraska, which will become effective in the third quarter of fiscal 2002 when the lease on the current Omaha, Nebraska distribution facility expires.

The Company also has future lease obligations for facilities and equipment related to the discontinued operations of its former health food distribution business. The Company estimated its ultimate liabilities related to these leases and recorded a charge to earnings during the second quarter of fiscal 2001. The amount related to lease obligations which was included in the discontinued operations reserve was $1.0 million at fiscal year end 2001. The Company is actively seeking tenants to sublease the facilities for the remainder of the lease terms. Any differences between these expense estimates and their actual settlement will change the loss accordingly.

Liability Insurance
-------------------
The Company carries general liability, vehicle liability, directors and officers liability and workers compensation, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company also carries property insurance.

The Company's insurance programs for worker's compensation, general liability, vehicle liability and employee related health care benefits are effectively self-insured. Claims in excess of self-insurance levels are fully insured. Accruals are based on claims filed and estimates of claims incurred but not reported.

The Company's liabilities for unpaid and incurred but not reported claims at fiscal year end 2001 and 2000 was $0.4 million and $0.2 million, respectively, under its current risk management program and are included in other current liabilities in the accompanying consolidated balance sheets. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. However, it is reasonably possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from the ultimate claim payments will be reflected in operations in the periods in which such adjustments are known.

15.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan"). In March 2000, the Stock Option Plan was amended to increase the maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan from 300,000 to 550,000. A special 10% stock dividend was paid in February 2000 and all share and price information has been restated to reflect the dividend. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. On September 27, 1996, options to purchase 24,200 shares of common stock were issued to management employees at an exercise price of $1.48. On November 10, 1997, options to purchase 154,000 shares of common stock were issued to management employees at exercise prices of $2.62 and $2.87. During fiscal 1999, options to purchase 115,500 shares of common stock were issued to management employees at exercise prices between $6.14 and $9.00. During fiscal 2000, options to purchase 32,900 shares of common stock were issued to management employees at an exercise price of $5.75. At fiscal year end 2001, there were 170,956 options fully vested and exercisable. In addition, options to purchase 33,000 shares of common stock were issued to certain outside directors at an exercise price of $2.62 in fiscal 1998 and options to purchase 30,800 shares of common stock were issued to outside directors at exercise prices of $6.14 and $8.18 in fiscal 1999. These options were not issued pursuant to the Stock Option Plan. At fiscal year end 2001, there were 63,800 fully vested and exercisable options issued to certain outside directors. The options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined on the fair value at the grant date for awards issued in or subsequent to 1995 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share on a pro forma basis would have been as follows:

                                        2001         2000           1999
                                    -----------   -----------   -----------
   Net income (loss)- as reported   $(3,341,879)  $ 3,904,439   $ 3,835,529
   Net income (loss)- pro forma     $(3,430,602)  $ 3,823,138   $ 3,657,477
   Basic EPS - as reported          $     (1.22)  $      1.43   $      1.41
   Basic EPS - pro forma            $     (1.25)  $      1.40   $      1.34
   Diluted EPS - as reported        $     (1.22)  $      1.37   $      1.34
   Diluted EPS - pro forma          $     (1.25)  $      1.34   $      1.28

The above pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield 2.0% for 2000 and 1.0% for 1999; expected volatility of 52.01% for 2000 and 58.31% for 1999; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 6.57% for 2000 and 5.68% for 1999; and expected lives of 5 to 10 years. No options were granted in fiscal 2001.

The table below summarizes information about stock options outstanding as of the following fiscal year ends (all share and price information has been restated to reflect the special 10% stock dividend in February 2000):

                                      2001                 2000                   1999
                               ------------------    ------------------    ------------------
                                    Weighted              Weighted              Weighted
                                Average Exercise      Average Exercise      Average Exercise
                               ------------------    ------------------    ------------------
                                 Shares    Price       Shares    Price       Shares    Price
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at beginning
 of period                       360,480   $ 4.83      346,500   $ 4.72      200,200   $ 2.58
   Granted                             -        -       32,900     5.75      146,300     7.65
   Exercised                      (1,650)    1.93       (9,900)    2.08            -        -
   Forfeited/Expired             (33,810)    6.20       (9,020)    7.08            -        -
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at end of period     325,020   $ 4.70      360,480   $ 4.83      346,500   $ 4.72
                               =========  =======    =========  =======    =========  =======

Options exercisable at
 end of period                   234,756               188,276               163,020
                               =========             =========             =========

Shares available for options
     that may be granted         272,830               239,020                42,900
                               =========             =========             =========

Weighted-average grant date
  fair value of options
  granted during the period -
  exercise price equals
  stock market price at grant                   -                $ 3.19                $ 4.73
                                          =======               =======               =======

Weighted-average grant date
  fair value of options
  granted during the period -
  exercise price exceeds
  stock market price at grant                   -                     -                $ 4.06
                                          =======               =======               =======

The following summarizes options outstanding at fiscal year end 2001:


                                                                                      Exercisable
                                             Remaining                        -----------------------------
                Exercise       Number     Weighted-Average  Weighted-Average    Number     Weighted-Average
                  Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
              -------------  -----------  ----------------  ----------------  -----------  ----------------

1995 Options     $1.48           9,790        4.2 years           $1.48           9,790          $1.48
1997 Options  $2.62 - $2.87    169,840        4.9 years           $2.68         144,320          $2.69
1999 Options     $6.14          38,500        7.4 years           $6.14          28,600          $6.14
1999 Options  $7.62 - $9.00     77,440        7.4 years           $8.42          46,156          $8.41
2000 Options     $5.75          29,450        8.7 years           $5.75           5,890          $5.75


16.  Business Segments:

AMCON has two reportable business segments, the wholesale distribution of consumer products and the retail sale of health and natural food products. As described above, AMCON disposed of its health food distribution segment during the second quarter of fiscal 2001. The results of the acquired Merchants distribution business are included in the wholesale distribution of consumer products segment due to similar economic characteristics shared by AMCON's existing distribution business and Merchants distribution business, as well as similar characteristics with respect to nature of products distributed, the type and class of customers for the distribution products, and the methods used to distribute the products. The results of the retail health food stores comprise the retail segment due to similar economic characteristics, as well as similar characteristics with respect to nature of products sold, the type and class of customers for the health food products, and the methods used to sell the products. The segments are evaluated on revenues, gross margins, operating income and income before taxes.

                                    Wholesale
                                   Distribution       Retail      Consolidated
                                   -------------   ------------   -------------
Fiscal Year Ended 2001:
External revenues:
 Cigarettes                        $ 424,542,232   $          -   $ 424,542,232
 Health food                                   -     31,843,339      31,843,339
 Confectionery                        39,311,698              -      39,311,698
 Tobacco, beverage & other            86,338,045              -      86,338,045
                                   -------------   ------------   -------------
  Total external revenues            550,191,975     31,843,339     582,035,314

Depreciation and amortization            994,027      1,525,349       2,519,377
Operating income (loss)                3,159,167     (2,179,061)        980,106
Interest expense                       2,233,277      1,643,328       3,876,606
Income (loss) before taxes               912,939     (3,703,381)     (2,790,441)
Total assets, excluding
 discontinued operations              78,998,414     20,025,635      99,024,049
Capital expenditures                     412,455        785,253       1,197,708


                                F-30



Fiscal Year Ended 2000:
External revenues:
 Cigarettes                        $ 296,533,411   $          -   $ 296,533,411
 Health food                                   -     34,089,817      34,089,817
 Confectionery                        31,051,435              -      31,051,435
 Tobacco, beverage & other            63,056,668              -      63,056,668
                                   -------------   ------------   -------------
  Total external revenues            390,641,514     34,089,817     424,731,331

Depreciation and amortization            786,328      1,423,090       2,209,418
Operating income                       6,899,638         16,613       6,916,251
Interest expense                         849,626      1,649,180       2,498,806
Income (loss) before taxes             8,218,046     (1,552,759)      6,665,287
Total assets, excluding
 discontinued operations              39,286,552     19,541,110      58,827,662
Capital expenditures                     381,646        134,414         516,060


Fiscal Year Ended 1999:
External revenues:
 Cigarettes                        $ 251,076,045   $          -   $ 251,076,045
 Health food                                   -      6,961,743       6,961,743
 Confectionery                        30,191,317              -      30,191,317
 Tobacco, beverage & other            54,634,467              -      54,634,467
                                   -------------   ------------   -------------
  Total external revenues            335,901,829      6,961,743     342,863,572

Depreciation and amortization            982,139        301,142       1,283,281
Operating income                       7,657,095        199,439       7,856,534
Interest expense                       1,091,111        190,741       1,281,852
Income before taxes                    6,456,113        187,048       6,643,161
Total assets, excluding
 discontinued operations              32,833,195     20,623,521      53,456,716
Capital expenditures                     273,954         20,787         294,741


Segment information for the retail segment presented in fiscal 1999 represents approximately six months of operations.

17.  Subsequent Events:

On December 17, 2001, the Company completed a merger with Hawaiian Natural Water Company, Inc. (OTC: HNWC), pursuant to which HNWC merged with and into, and thereby became, a wholly-owned subsidiary of AMCON Distributing Company. The merger consideration valued the entire common equity interest in HNWC at approximately $2.9 million, which was paid in cash of $0.8 million during fiscal 2001 and in common stock of the Company valued at $2.1 million. As a result, the Company issued 373,558 shares of its common stock, or 12.0% of the Company's outstanding shares after giving effect to the merger. HNWC optionholders and warrantholders also received comparable options and warrants of the Company but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio. The merger is expected to qualify as a tax-free reorganization and to be recorded on the Company's books using the purchase method of accounting.

In December 2001, the Company received waivers to its debt covenant violations. In addition, the financial covenants were amended to: (i) remove the fixed charge and the senior debt to EBITDA ratios, (ii) reduce the debt service coverage ratio from 1.5 to 1.0 to be measured at fiscal year end 2002 and quarterly thereafter, (iii) amend the definition of tangible net worth and
(iv) remove the LIBOR borrowing rate option effective January 1, 2002.

                                F-31



DIRECTORS AND CORPORATE OFFICERS



DIRECTORS

William F. Wright
Chairman

Kathleen M. Evans
President

Jerry Fleming
Consultant to the Company
 (formerly President of
 Food For Health, Co. Inc.)

William R. Hoppner /1/2/
Consultant

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
(402) 331-3727


TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572


INDEPENDENT AUDITORS
Deloitte & Touche LLP
2000 First National Center
Omaha, Nebraska  68102


ANNUAL STOCKHOLDERS' MEETING
Tuesday, March 21, 2002
9:00 a.m.
Embassy Suites Hotel
Omaha, Nebraska 68102


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