Form 10-K, Exhibit 13
period 2002-09-27
AMCON DISTRIBUTING CO
filed 2002-12-26
CIK 928465

Exhibit 13.1



                      AMCON DISTRIBUTING COMPANY
                     INDEX TO 2002 ANNUAL REPORT


           Letter to Shareholders.........................      1

           Selected Financial Data........................      2

           Selected Quarterly Financial Data..............      3

           Market for Common Stock........................      4

           Management's Discussion and Analysis
              Company Overview............................      5
              Industry Segment Overview...................      6
              Certain Accounting Considerations...........      7
              Critical Accounting Policies................      8
              Results of Operations.......................      9
              Liquidity and Capital Resources.............     15
              Acquisitions and Dispositions...............     19
              Quantitative and Qualitative Disclosures
                 About Market Risk........................     21
              Concerning Forward Looking Statements.......     23

           Report of Management...........................     24

           Independent Auditors' Report...................     F-1

           Consolidated Financial Statements .............     F-2

           Notes to Consolidated Financial Statements.....     F-7

           Corporate Directory




















December 20, 2002


TO OUR SHAREHOLDERS:

In this letter last year, we talked about a realignment of your Company in order to position ourselves for a return to profitability. Much of the realignment has been completed; much continues. We did return to profitability.

Fiscal year 2002 was a good year for us in spite of having to deal with an economic climate which was, and continues to be, less than hospitable.
During the most recent fiscal year completed, we have also seen an increase in our stock price. And this has been accomplished in spite of the fact that most market indices are significantly off for the same time period.

The reorganization, integration and consolidation begun last year has started to bear real fruit in both our traditional area of distribution and our retail health food stores. During that period, we also substantially completed the construction of an entire new bottling plant for Hawaiian Natural Water Company, Inc. and are optimistic that segment will begin to contribute to your Company during fiscal year 2003. We are also examining ways to increase our presence in the retail health food segment and in beverages in general, as both segments should produce higher margins for your Company. As our realignment continues, through public pronouncements, we will continue to keep you posted. At the same time, we have not lost sight of the importance of emphasizing internal growth.

We are also conscience of our increased responsibilities, as managers and directors, under new legislation which has been necessitated due to the actions of a few. We welcome that legislation and, indeed, any future legislation that will give comfort and security to the public at large. We commit to you that our internal code of ethics, which will govern our management, directors and employees, will always comply with legislative requirements. We, like thousands of other good companies, are offended that entire industries and segments can be tarred by what we believe to be the actions of a handful of miscreants.

As always has been the case, we are deeply grateful to all of our management, directors and employees for their continuing commitment to the Company. Without that commitment, we would not be the Company that we are today. In addition, we are grateful for the support of you, our shareholders, over the past year. For that, we thank you.

Very truly yours,




William F. Wright                     Kathleen M. Evans
Chairman of the Board                 President


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

The business assets of the Company's health and natural food distribution business were sold on March 23, 2001. The selected financial data presented below reflects the sale of the Company's health food distribution business as discontinued operations. Results from the discontinued operations have been excluded from income from continuing operations in the selected financial data.

                               (Dollars in thousands, except per share data)
---------------------------------------------------------------------------------------------------
FISCAL YEAR                                2002        2001         2000        1999       1998
---------------------------------------------------------------------------------------------------
Sales /1/...............................  $ 847,117   $ 577,589   $ 422,901   $ 341,216   $ 261,825
Cost of sales /1/.......................    785,193     531,903     378,138     309,422     237,922
                                         ----------------------------------------------------------
Gross profit............................     61,924      45,686      44,763      31,794      23,903
Operating expense.......................     54,774      44,706      37,847      23,937      19,093
                                         ----------------------------------------------------------
Income from operations..................      7,150         980       6,916       7,857       4,810
Interest expense........................      4,273       3,877       2,499       1,282       1,566
Other income, net.......................       (411)       (107)     (2,248)        (68)       (536)
                                         ----------------------------------------------------------
Income (loss) from continuing
      operations before income taxes....      3,288      (2,790)      6,665       6,643       3,780
Income tax expense (benefit)............      1,316      (1,018)      2,354       2,521       1,496
                                         ----------------------------------------------------------
Income (loss) from continuing
      operations........................      1,972      (1,772)      4,311       4,122       2,284
Income (loss) from discontinued
      operations, net of income taxes
      of $0, $(963), $(239), $(175),
      and $47, respectively.............          -      (1,570)       (407)       (286)         74
                                         ----------------------------------------------------------
Net income (loss).......................  $   1,972   $  (3,342)  $   3,904   $   3,836   $   2,358
Basic earnings (loss) per share
  Continuing operations.................  $    0.65   $   (0.65)  $    1.58   $    1.51   $    0.84
  Discontinued operations...............          -       (0.57)      (0.15)      (0.10)       0.03
                                         ----------------------------------------------------------
Net basic earnings (loss) per share.....  $    0.65   $   (1.22)  $    1.43   $    1.41   $    0.87

Diluted earnings (loss) per share:
  Continuing operations.................  $    0.63   $   (0.65)  $    1.51   $    1.44   $    0.82
  Discontinued operations...............          -       (0.57)      (0.14)      (0.10)       0.03
                                          ---------------------------------------------------------
Net diluted earnings (loss) per share     $    0.63   $   (1.22)  $    1.37   $    1.34   $    0.85

Weighted average shares outstanding:
  Basic.................................  3,032,484   2,738,170   2,734,862   2,727,892   2,703,868
  Diluted...............................  3,109,179   2,738,170   2,853,320   2,855,419   2,788,996

Working capital.........................  $  26,989   $  33,947   $  27,023   $  18,737   $  18,474
Total assets ...........................    104,586      99,197      73,192      68,589      39,644
Long-term obligations and subordinated
  debt /2/..............................     62,579      62,302      41,399      39,231      19,659
Shareholders' equity /3/................     16,699      13,363      16,855      13,258       9,605
Cash dividends declared per common share  $    0.12   $    0.12   $    0.12   $    0.08           -

                                    2


   /1/ Sales incentives paid to customers have been reclassified from cost of sales to sales in accordance with Emerging Issues Task Force ("EITF") No. 01-9 "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" for fiscal years 2001 through 1998.

   /2/ Includes current portion of long-term obligations and subordinated debt.

   /3/ Net of dividends declared of $0.4 million, $0.3 million, $0.3 million and $0.2 million in fiscal 2002, 2001, 2000 and 1999, respectively. No cash dividends were declared in fiscal 1998.


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected financial information for each of the eight quarters in the two fiscal years ended September 2002 and 2001. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report.

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2002                              Fourth         Third        Second         First
--------------------------------------------------------------------------------------------------------
Sales ..................................    $ 224,071     $ 218,733     $ 194,159     $ 210,154

Gross profit............................       16,529        16,054        14,231        15,110

Income (loss) from continuing operations
 before income taxes....................        1,065         1,377           145           701

Net income .............................          648           843            90           391

Basic earnings (loss) per share.........    $    0.21     $    0.27     $    0.03     $    0.14

Diluted earnings (loss) per share.......    $    0.20     $    0.26     $    0.03     $    0.14


                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2001                              Fourth         Third        Second         First
--------------------------------------------------------------------------------------------------------
Sales /1/...............................    $ 223,744     $ 152,553     $ 100,786     $ 100,506

Gross profit............................       13,339        12,221         9,499        10,627

Income (loss) from continuing operations
 before income taxes....................       (3,163)           97          (606)          882

Income (loss) from continuing operations       (1,989)           45          (378)          550

Loss from discontinued operations.......            -             -        (1,182)         (388)

Net income (loss).......................       (1,989)           45        (1,560)          162

Basic earnings (loss) per share:
  Continuing operations                     $   (0.73)    $    0.02     $   (0.14)    $    0.20
  Discontinued operations                           -             -         (0.43)        (0.14)
                                            ---------     ---------     ---------     ---------
  Net basic earnings (loss) per share       $   (0.73)    $    0.02     $   (0.57)    $    0.06
                                            =========     =========     =========     =========

Diluted earnings (loss) per share:
  Continuing operations                     $   (0.73)    $    0.02     $   (0.14)    $    0.20
  Discontinued operations                           -             -         (0.43)        (0.14)
                                            ---------     ---------     ---------     ---------
  Net diluted earnings (loss) per share     $   (0.73)    $    0.02     $   (0.57)    $    0.06
                                            =========     =========     =========     =========


   /1/ Sales incentives paid to customers have been reclassified from cost of sales to sales in accordance with Emerging Issues Task Force("EITF")No.01-9 "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" for fiscal year 2001.

Quarterly earnings are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.

MARKET FOR COMMON STOCK

The Company's common stock trades on the American Stock Exchange ("AMEX") under the trading symbol "DIT". The following table reflects the range of the high and low closing prices per share of the Company's common stock reported by AMEX for fiscal years 2002 and 2001. As of December 13, 2002, the closing stock price was $5.57 and there were 3,157,312 common shares outstanding. The Company has approximately 1,000 common shareholders of record and the Company believes that approximately 3,400 additional persons hold shares beneficially.

                    Fiscal Year 2002       Fiscal Year 2001
                    ---------------------------------------
                      High    Low             High     Low

      4th Quarter   $ 5.95  $ 3.25          $ 5.19   $ 4.30
      3rd Quarter     5.11    4.20            5.36     5.02
      2nd Quarter     4.88    4.10            9.25     3.81
      1st Quarter     4.80    3.80            5.31     3.56

During fiscal years 2002 and 2001, the Board of Directors declared cash dividends of $0.03 per share per quarter or $0.12 per share for each year. The Board of Directors will evaluate payment of future dividends at their regular meetings. The Company's revolving credit facility provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMPANY OVERVIEW

AMCON Distributing Company ("AMCON" or the "Company") is primarily engaged in the wholesale distribution business in the Great Plains and Rocky Mountain regions of the United States. In addition, AMCON operates 13 retail health food stores as well as a natural spring water bottling operation. As used herein, unless the context indicates otherwise, the term "ADC" means the wholesale distribution segment and "AMCON" or the "Company" means AMCON Distributing Company and its consolidated subsidiaries.

ADC operates six distribution centers located in Illinois, Missouri, Nebraska, North Dakota, South Dakota and Wyoming. ADC sells approximately 9,000 consumer products, including cigarettes and tobacco products, candy and other confectionery, beverages, groceries, paper products, health and beauty care products, frozen and chilled products. ADC distributes products primarily to retailers such as convenience stores, discount and general merchandise stores, grocery stores and supermarkets, drug stores and gas stations. In addition, ADC services institutional customers, such as restaurants and bars, schools, sports complexes and vendors, as well as other wholesalers. On June 1, 2001, ADC acquired substantially all of the distribution business and net assets of Merchants Wholesale, Inc. in Quincy, Illinois. This acquisition significantly increased the size of ADC's wholesale distribution business and allowed ADC to close an existing distribution center in Missouri in order to take advantage of synergies resulting from the acquisition of the Quincy, Illinois facility.

Our retail health food segment operates seven stores in Florida under the name Chamberlin's Market & Cafe and six stores in Oklahoma, Kansas, Missouri and Nebraska under the name Akin's Natural Foods Market. These stores carry a comprehensive line of approximately 35,000 natural and gourmet foods, supplements, herbs, natural cosmetics, homeopathic and sports nutrition products. Although this segment has not achieved profitability, operating results improved in fiscal year 2002. With the realignment of top management, development of a new marketing department, increased focus on in-store staff training and the implementation of a new central point-of-sale inventory control system, management expects profitability of the retail segment to continue to improve. This will lay the foundation for store expansion in the near future.

AMCON's wholly-owned subsidiary, Hawaiian Natural Water Company, Inc. ("HNWC") bottles natural spring water from an exclusive source located on the island of Hawaii. HNWC currently markets its products primarily in the State of Hawaii, but plans to expand marketing to the mainland United States and certain international markets. HNWC was acquired during the first quarter of fiscal 2002 and has recently completed upgrading its bottling equipment in order to increase its production capacity. HNWC has historically operated at a loss and is expected to continue to do so until it is able to complete the planned expansion of its markets.

AMCON completed the sale of its health and natural foods distribution business in fiscal 2001. As a result, the Company's financial data for fiscal years 2001 and 2000 reflect the former health and natural food distribution business as a discontinued operation.

INDUSTRY SEGMENT OVERVIEWS

The wholesale distribution industry continues to consolidate as larger distribution companies acquire smaller companies. Competition and pressure on profit margins continue to affect both large and small distributors and demands that distributors consolidate in order to become more efficient. Although ADC sells a diversified line of products, it remains dependent on cigarette sales, which represented approximately 76% of total revenue and 39% of gross margin in fiscal 2002. Overall cigarette consumption in the United States continues to decline and many retailers, such as grocery stores and general merchandise stores, have discontinued the sale of cigarettes. As a result, convenience stores, which represent ADC's largest customer base, have increased their share of the cigarette market.

Changes in manufacturers' cigarette pricing over the past decade have greatly affected the market for generic and private label cigarettes. Although sales of ADC's private label cigarettes have steadily declined over the past nine years due to the relatively small price differential between its private label brands and national brands, and the increasing price differential between our brands and new generic and import brands, ADC's net income is still heavily dependent on sales of private label cigarettes and the volume discounts it receives from manufacturers in connection with these sales. The Company is currently negotiating an extension of its private label cigarette manufacturing agreement.

The retail natural foods industry is highly fragmented, with more than 9,000 stores operated independently or as part of small chains. The two leading natural food chains continue to expand their geographic markets and acquire smaller independent competitors. In addition, conventional supermarkets and mass market outlets have increased their emphasis on natural products. This business climate subjects operating income to a number of factors which are beyond the control of management, such as competing retail stores opening in close proximity to AMCON's retail stores and manufacturers' changing prices and promotional programs.

The natural and bottled water business is also highly competitive. All of the popular national brands of natural water, plus several local brands, are sold in Hawaii, which is HNWC's primary market. HNWC competes primarily by differentiating its products from those of its competitors due to the fact that it is the only producer of natural spring water bottled in Hawaii.

CERTAIN ACCOUNTING CONSIDERATIONS

During fiscal 2002 the Company acquired Hawaiian Natural Water Company, Inc. ("HNWC"). In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," the Company used the purchase method of accounting to record the business combination. Recorded intangibles, primarily the HNWC tradename, were separately identified and recognized. No goodwill was recognized in the acquisition.

During fiscal 2002 the Company recognized goodwill amortization of $0.3 million and tradename amortization of $0.6 million which were charged to operations for the year. SFAS No. 142, "Goodwill and Other Intangible Assets," requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the impairment recognition criteria had been met and the recorded value of goodwill and certain intangibles is more than its measured fair value. Due to the adoption of SFAS No. 142 by the Company in October 2002, the Company no longer amortizes goodwill, tradenames and other intangible assets considered to have indefinite useful lives. Goodwill, tradenames and other intangible assets not subject to amortization are now reviewed periodically to determine if their recorded values exceed their fair values. If the recorded value of these assets is determined to be impaired, it will be written downto fair value and the write down will be charged to operations during the period in which the impairment is recognized. Management is inthe process of obtaining an independent valuation of its goodwill and intangible assets and does not anticipate an impairment charge due to the implementation of SFAS No. 142.

In the first quarter of fiscal 2002, the Company began to classify costs associated with sales incentives provided to it by suppliers as a reduction in net sales in accordance with the guidance provided in Emerging Issues Task Force ("EITF") No. 01-9, "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." These costs were previously treated by the Company as cost of sales. Results of operations for periods prior to the implementation of EITF No. 01-9 have been restated to reflect the reclassification of these sales incentives. However, this reclassification had no impact on reported net income before taxes, net income or earnings-per-share amounts reported for those periods.

Years cited herein refer to AMCON's fiscal years. AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual years ended on September 27, 2002, September 28, 2001, and September 29, 2000. Fiscal years 2002 and 2001 comprised 52 weeks, while fiscal year 2000 comprised 53 weeks.

CRITICAL ACCOUNTING POLICIES

Certain accounting policies used in the preparation of the Company's financial statements require us to make judgments and estimates and the financial results we report may vary depending on how we make these judgements and estimates. The following are the most critical accounting policies relating to our financial statements.

ACCOUNTS RECEIVABLE. Accounts receivable consist primarily of amounts due to the Company from our normal business activities. We maintain an allowance for doubtful accounts to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

INVENTORIES. Inventories consist of finished products purchased in bulk quantities to be sold to customers. An allowance for obsolete inventory is maintained to reflect the expected unsaleable or unrefundable inventory based on an evaluation of slow moving products.

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS. Goodwill associated with the excess purchase price over the fair value of assets acquired and other identifiable intangible assets, such as trademarks and tradenames, favorable leases, and covenants not to compete, are currently amortized on the straight-line method over their estimated useful lives. These assets are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Beginning in fiscal year 2003, goodwill, tradenames and other intangible assets with indefinite useful lives will no longer be amortized, but will be reviewed periodically to determine if the recorded values exceed the fair market values of the assets. If impairment exists, the impairment write-down will be charged to operations during the period in which the impairment is recognized.

REVENUE RECOGNITION. The Company recognizes revenue when products are delivered to customers, which generally is the same day products are shipped, or sold to consumers in stores. Sales are shown net of returns, discounts, and sales incentives to customers.

INSURANCE. The Company's insurance for worker's compensation, general liability and employee-related health care benefits are effectively self-
insured.   As a result, the Company accrues worker's compensation liability based upon the claim reserves established by a third-party administrator each month. The employee health insurance benefit liability is based on the Company's historical claims experience rate. The reserves associated with the exposure to these self-insured liabilities are reviewed by management for adequacy at the end of each reporting period.

RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Statements of Operations as a percentage of sales for fiscal years 2002, 2001, and 2000:

                                                       Fiscal Years
                                                 ----------------------------
                                                   2002        2001      2000
                                                 ----------------------------
Sales..........................................    100.0%     100.0%    100.0%

Cost of sales..................................     92.7       92.1      89.4
                                                 ----------------------------

Gross profit...................................      7.3        7.9      10.6

Selling, general and
   administrative expenses.....................      6.1        7.3       8.4

Depreciation and amortization..................      0.4        0.4       0.5
                                                 ----------------------------

Income from operations.........................      0.8        0.2       1.7

Interest expense...............................      0.5        0.7       0.6

Other income, net..............................     (0.1)         -      (0.5)
                                                 ----------------------------

Income (loss) from continuing operations
 before income taxes...........................      0.4       (0.5)      1.6

Income tax expense (benefit)...................      0.2       (0.2)      0.6
                                                 ----------------------------

Income (loss) from continuing operations.......      0.2       (0.3)      1.0


Loss from discontinued operations..............        -       (0.3)     (0.1)
                                                 ----------------------------

Net income (loss)..............................      0.2%      (0.6)%     0.9%
                                                 ============================

FISCAL YEAR 2002 VERSUS FISCAL YEAR 2001.   Sales for fiscal year 2002,
increased 46.7% to $847.1 million, compared to $577.6 million for fiscal year 2001. Sales increase (decrease) by business segment is as follows (dollars in millions):

                Wholesale distribution        $ 267.5
                Retail health food stores        (0.2)
                Water bottling operation          2.2
                                              -------
                                              $ 269.5
                                              =======
                                    9


Sales from the wholesale distribution business increased by $267.5 million for fiscal 2002 as compared to fiscal 2001. Sales from our distribution business in Quincy, Illinois, which was acquired in the third quarter of fiscal 2001, accounted for $253.7 million of the increase. The remaining increase of $13.8 million was attributable primarily to increases in cigarette sales of approximately $12.3 million over the prior year as a result of price increases, which more than offset a 1.3% decline in comparable carton volume. Sales of tobacco, confectionery and other products accounted for the remainder of the increase as sales of these products increased by $1.5 million or 1.1% over the prior year where sales growth was negatively impacted by the unusually severe winter in the Midwest that inhibited travel and other outdoor activities. Pricing strategies implemented by several competitors over the past two years have negatively impacted sales growth. We continue to market our full service capabilities in an effort to differentiate our company from competitors who utilize pricing as their primary marketing tool.

Sales from the retail health food segment decreased by $0.2 million when compared to the prior year due to the closing of a store during the fourth quarter of fiscal 2001. Sales at this store totaled approximately $0.7 million during fiscal 2001. Same store sales increased by $0.5 million, or 1.8% over the prior year. Competition by national chains who have opened stores in the same markets as AMCON's stores and an overall softening of the natural food retail market over the past two years hampered sales growth in the retail health food segment. However, management is actively reviewing strategies to improve sales in the retail segment including evaluation of its retail locations, purchasing strategies and promotional activities.

The Hawaiian water bottling operation, which was acquired during the latter part of the first quarter of fiscal 2002, generated sales of $2.2 million during fiscal 2002. The operating results of the water bottling operation are included in the Company's consolidated financial statements from the date of acquisition.

Gross profit increased 35.5% to $61.9 million for fiscal year 2002 compared to $45.7 million for the prior fiscal year. Gross profit as a percentage of sales decreased to 7.3% for the year compared to 7.9% for fiscal 2001. Gross profit by business segment is as follows (dollars in millions):

                                    2002      2001    Incr/(Decr)
                                  -------------------------------
Wholesale distribution            $ 48.4    $ 33.8     $ 14.6
Retail health food stores           13.2      11.9        1.3
Water bottling operation             0.3         -        0.3
                                  -------------------------------
                                  $ 61.9    $ 45.7     $ 16.2

Gross profit from our wholesale distribution business for fiscal 2002 was favorably impacted by our acquisition of the new Quincy distribution facility that contributed $11.9 million of the increase in gross profit. Excluding Quincy, gross profit for the year increased approximately $2.7 million as compared to the prior year. This increase was primarily due to a favorable margin impact of approximately $0.7 million resulting from inventory levels at the time of price increases turning at a lower cost relative to the new sales price, a $0.8 million lower charge to cost of sales to account for the LIFO reserve and increases in the sales of cigarettes and other products which produced an increase in gross profit of $2.3 million when compared to the prior year. The above increases were partially offset by a decrease of $0.6 million in gross profit from sales of our private label cigarettes and increases in incentive allowances of approximately $0.5 million paid to customers, net of amounts received from manufacturers, as compared to the prior year.

Since 1993, sales of AMCON's private label cigarette have declined an average of 34% annually. The trend is primarily due to the price differential between premium and major generic brands, including AMCON's brand, and to the price of sub-generic brands being substantially less than AMCON's brand. Sales of AMCON's private label cigarettes were down approximately 41% compared to fiscal 2001 and the volume incentive payments related to those sales was $0.2 million less than fiscal 2001. Management anticipates that the volume of AMCON's private label cigarettes and the gross profit derived from such sales will continue to decline over the next few years.

The retail health food segment increased gross profits by $1.3 million compared to the prior year. The increase was primarily the result of a realignment of top management which resulted in better inventory management and purchasing strategies. Management continues to review strategies to improve sales and gross profit in the retail segment including evaluation of its retail locations, expansion opportunities, expense control, development of a new marketing department, increased focus on in-store staff training and the implementation of a new central point-of-sale and inventory control computer system.

Gross profit from the Hawaiian water bottling operations, which was acquired at the end of the first quarter of the year, was $0.3 million for fiscal 2002. Marketing plans are being developed to expand sales of the natural spring water products onto the U.S. mainland and into Asia during fiscal 2003, which plans are critical to growth and profitability of this segment.

Gross profit as a percentage of sales for fiscal 2002 declined primarily due to cigarette sales increasing as a percentage of total sales. Although the price of cigarettes continues to increase, our gross margin dollars remain relatively constant and have even decreased in certain markets due to competitive pressures.

For fiscal year 2002, total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, increased 22.5% or $10.1 million to $54.8 million compared to fiscal 2001. The increase was primarily due to expenses associated with the new Quincy distribution business which accounted for $9.7 million of the increase compared to fiscal 2001. The rest of the wholesale distribution segment maintained operating costs consistent with the prior year primarily due to efficiencies gained through closure of one distribution center and integration of the customer base between other distribution centers. Total operating expenses in our retail health food business declined by $1.2 million during fiscal 2002, as compared to the prior year, due to the closure of one retail store and realignment of the management overhead structure which eliminated significant overhead expenses. Our Hawaiian water bottling business, which was acquired in the first quarter of fiscal 2002, incurred $1.6 million in operating expenses and accounted for the remaining increase in operating expenses for fiscal 2002 as compared to fiscal 2001.

As a percentage of sales, total operating expenses decreased to 6.5% from 7.7% for the prior year. This decrease is primarily due to the acquisition of the Quincy distribution business which brought the wholesale distribution segment's operating costs as a percentage of sales down to 5.0% for fiscal 2002 compared to 5.6% for fiscal 2001.

As a result of the above, income from operations for fiscal 2002 increased $6.2 million to $7.2 million, compared to fiscal 2001.

Interest expense for fiscal year 2002 increased 10.2% to $4.3 million compared to $3.9 million during the prior year. The increase was due to debt incurred in the third quarter of fiscal 2001 to acquire the Quincy, IL distribution business and distribution facility and net interest paid under an interest rate swap contract that was assumed in the Quincy acquisition totaling $1.9 million over the prior year and $0.2 million related to the Hawaiian water bottling operation. These increases in interest expense were offset by reductions in interest of $0.6 million related to a decline in the remaining average debt balances and $1.1 million related to valuation adjustments on the interest rate swap contract, which are included in interest expense.

Other income for fiscal year 2002 of $0.5 million was generated primarily by gains of $0.3 million associated with the sale of available-for-sale securities, $0.2 million related to forgiveness of certain debts from former suppliers to the Hawaiian water bottling operation, interest income and dividends received on investment securities. Other income for fiscal year 2001 of $0.2 million was generated primarily by interest income and dividends received on investment securities.

Included in other expense (income) is equity in loss of an unconsolidated affiliate of $0.1 million, respectively for 2002 and 2001, which represents AMCON's ownership interest in the losses of HNWC prior to acquiring the company in December 2001.

The Company's effective tax rate was 40.0% in fiscal 2002, compared to 36.5% in fiscal 2001. The higher rate in fiscal 2002 is primarily attributable to state tax benefits not being recognized in states where separate tax returns are filed for subsidiaries that incur losses.

As a result of the above factors, income from continuing operations for fiscal year 2002 was $2.0 million compared to a loss from continuing operations of $1.8 million for fiscal 2001.

FISCAL YEAR 2001 VERSUS FISCAL YEAR 2000. Sales for fiscal year 2001 increased 36.6% to $577.6 million, compared to $422.9 million for fiscal year 2000. Sales increase (decrease) by business segment is as follows (dollars in millions):

                       Wholesale distribution          $156.9
                       Retail health food stores         (2.2)
                                                       ------
                                                       $154.7
                                                       ======

Sales from the wholesale distribution business increased by $156.9 million for fiscal year 2001 as compared to fiscal 2000. Sales from our distribution business in Quincy, Illinois, which was acquired in fiscal 2001, accounted for $138.1 million of the increase. The remaining increase of $18.8 million was attributable primarily to increase in cigarette sales of approximately $14.5 million over the prior year as a result of price increases, which more than offset a 4.9% decline in carton volume. Sales of noncigarette products increased by $4.3 million or 4.6% over the prior year. Sales growth for the first six months of fiscal year 2001 was negatively impacted by the unusually severe winter in the Midwest, which inhibited traffic in customers' retail stores; however sales improved in the third and fourth quarters. In addition, pricing strategies implemented by several competitors have also had a negative impact on sales growth.

Sales from the retail health food segment decreased by $2.2 million for fiscal year 2001 when compared to the prior year due to increased competition by national chains who have opened stores in the same markets as AMCON's stores. Additionally, there was an overall softening of the natural food retail market during fiscal 2001.

Gross profit increased 2.1% to $45.7 million for fiscal year 2001 compared to $44.8 million for the prior fiscal year. Gross profit as a percentage of sales decreased to 7.9% for the period compared to 10.6% for fiscal 2000. Gross profit by business segment is as follows (dollars in millions):

                                       2001      2000     Incr/(Decr)
                                   ----------------------------------
         Wholesale distribution      $ 33.8    $ 30.8       $ 3.0
         Retail health food stores     11.9      14.0        (2.1)
                                   ----------------------------------
                                     $ 45.7    $ 44.8       $ 0.9
                                   ==================================

Gross profit from our wholesale distribution business for fiscal 2001 was favorably impacted by our acquisition of the new Quincy distribution facility that contributed $4.8 million in gross profit. This increase in gross profit was offset by a decrease in gross profit in the wholesale distribution segment resulting from a favorable margin impact of approximately $0.3 million generated from inventory levels at the time of price increases turning at a lower cost relative to the new sales price, a charge to cost of sales of $1.5 million to account for the increase in the LIFO reserve, which reduced margin by approximately $1.3 million relative to the prior year and reductions in incentive allowances of approximately $0.6 million from manufacturers due to a decline in cigarette carton volume as compared to the prior fiscal year.

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

As a percentage of sales, total operating expenses decreased to 7.7% from 8.9% the prior year. This decrease is primarily due to the acquisition of the Quincy distribution business which brought the wholesale distribution segment's operating costs as a percentage of sales down to 5.5% for fiscal 2001 compared to 6.1% for fiscal 2000.

As a result of the above, income from operations for fiscal year 2001 decreased $5.9 million or 85.8% to $1.0 million.

Interest expense for fiscal year 2001 increased 55.1% to $3.9 million compared to $2.5 million during the prior year. The increase was due to (1) debt incurred to acquire the new Quincy distribution business, net assets and distribution facility, (2) negative valuation adjustment on an interest rate swap contract, and (3) debt incurred to provide advances to and investments in HNWC.

Other income for fiscal year 2001 of $0.2 million was generated primarily by interest income and dividends received on investment securities. Other income for fiscal year 2000 of $2.2 million included gains of $1.9 million associated with the sale of the Company's interest in nonoperating assets (real estate) and resolution of an intellectual property matter involving a trademark.

Included in other expense (income) in fiscal 2001 is equity in loss of an unconsolidated affiliate of $0.1 million which represents AMCON's ownership interest in the loss of HNWC.

The Company's effective tax rate was 36.5% in fiscal 2001, compared to 35.3% in fiscal 2000. The lower rate in fiscal 2000 was attributable to the reduction of previously recorded tax reserves that were no longer required due to expiration of the related statute or favorable tax audit determination.

As a result of the above factors, loss from continuing operations for fiscal year 2001 was $1.8 million compared to income from continuing operations of $4.3 million for fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of September 2002, our liquidity was provided by cash on hand of $0.1 million and approximately $9.0 million available under a revolving credit facility with a capacity of $55.0 million. During fiscal year 2002, AMCON generated cash flow of approximately $2.1 million from operating activities primarily through net income and increases in accounts payable. Cash of $2.7 million was utilized in investing activities during the year for capital expenditures and cash of $0.4 million was provided by investing activities through sales of fixed assets and available-for-sale securities. Cash provided by financing activities includes $3.8 million in net proceeds from our credit facilities which was used primarily to reduce debt under our long-term and subordinated obligations. In addition, cash was used in financing activities for payment of dividends to shareholders of $0.4 million.

The Company makes capital expenditures primarily for equipment for its distribution facilities including computers, delivery vehicles and warehouse equipment, remodeling of existing retail health food stores and equipment and leasehold improvements for its water bottling business. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operating activities approximated $2.1 million in fiscal 2002, compared to cash provided of approximately $5.7 million in fiscal 2001 and cash utilized by operating activities of approximately $3.1 million in fiscal 2000. Capital expenditures during those periods were approximately $2.7 million, $1.2 million and $0.5 million, respectively. Any remaining cash provided by operations is applied to debt service.

The Company had working capital of approximately $27.0 million as of fiscal year end 2002 compared to $33.9 million at fiscal year end 2001. The decrease in working capital was primarily attributable to financing leasehold improvements and other capital asset acquisitions related to the Hawaii water bottling facility with short term borrowings. The Company's ratio of debt to equity decreased to 3.69 at fiscal year end 2002 compared to 4.53 at fiscal year end 2001. This decrease in debt to equity ratio is due primarily to the acquisition of HNWC, which increased equity by approximately $1.7 million, and net income earned by the Company during fiscal 2002.

The following table summarizes our outstanding contractual obligations and commitments as of fiscal year end 2002:

                                 Payments Due By Period
  --------------------------------------------------------------------------------------
    Contractual                 Fiscal   Fiscal    Fiscal   Fiscal   Fiscal
    Obligations       Total      2003     2004      2005     2006     2007    Thereafter
  --------------------------------------------------------------------------------------
  Long-term debt    $ 50,208  $ 14,634  $ 29,181  $   200  $ 6,193  $     -    $      -

  Subordinated debt   10,448     1,709     7,763      976        -        -           -

  Capital lease          938       150       228      266      254       40           -

  Operating leases    24,877     5,091     4,451    3,956    3,213    1,698       6,468
                    -------------------------------------------------------------------

  Total             $ 86,471  $ 21,584  $ 41,623  $ 5,398  $ 9,660  $ 1,738    $  6,468
                    ===================================================================


                      Total
  Other Commercial   Amounts    Fiscal   Fiscal    Fiscal   Fiscal   Fiscal
    Obligations     Committed    2003     2004      2005     2006     2007    Thereafter
  --------------------------------------------------------------------------------------

  Lines of credit   $ 59,500  $ 59,500  $ 55,000  $     -  $     -    $   -    $      -

  Letters of credit      530       530       400        -        -        -           -
                    -------------------------------------------------------------------

  Total             $ 60,030  $ 60,300  $ 55,400  $     -  $     -   $    -    $      -
                    ===================================================================

ADC maintains a revolving credit facility (the "Facility") with LaSalle Bank which allows it to borrow up to $55.0 million at any time, subject to eligible accounts receivable and inventory requirements. As of fiscal year end 2002, the outstanding balance on the Facility was $41.0 million. The Facility bears interest at a variable rate equal to the bank's base rate, which is prime. However, as discussed under "Qualitative and Quantitative Disclosures about Market Risk", a notional amount of $25.0 million is subject to an interest rate swap agreement which has the effect of converting this amount to a fixed rate. In addition, the Company is required to pay an unused commitment fee equal to 0.25% per annum on the difference between the maximum loan limit and average monthly borrowing for the month. The Facility is collateralized by all of ADC's equipment, intangibles, inventories, and accounts receivable.

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to HNWC, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual debt service coverage ratio of 1.0 to 1.0, which was measured at fiscal year end 2002 and quarterly thereafter, and a minimum tangible net worth of $7.0 million for fiscal 2002. In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries. The Facility also provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis.

In June 2002, the Company renewed a $2.0 million credit facility with a bank to be used to fund the expansion and remodeling of its retail health food stores (the "Retail Facility"). The Retail Facility bears interest at a variable rate equal to the published prime rate plus 1.0%. The Retail Facility is secured by all of the inventory of the retail stores. No balance was outstanding on the Retail Facility at fiscal year end 2002.

In January 2002, the Company obtained a $1.5 million credit facility with a bank bearing interest at a variable rate equal to the bank's base rate plus 1.0%, to be used to fund operating activities at HNWC (the "HNWC Facility"). In June 2002, the credit limit was increased to $2.0 million. In August 2002, the credit limit was increased to $2.5 million. As of fiscal year end 2002, the outstanding balance of the HNWC facility was $2.3 million. The HNWC Facility is personally guaranteed by the Company's Chairman.

The Company borrowed $6.9 million from a bank to purchase the distribution facility utilized by Merchants, which was owned by Merchants sole stockholder (the "Real Estate Loan"). Proceeds from the Real Estate Loan were also used to retire term debt. The Real Estate Loan bears interest at a fixed rate of 7.5% with monthly installments of principal and interest in the amount of $56,531 per month. Debt issuance costs related to the Real Estate Loan were $37,000. The Real Estate Loan is amortized on a 20 year basis with a balloon payment due on June 1, 2006. The Real Estate Loan is collateralized by the Company's two owned distribution facilities. As of fiscal year end 2002, the outstanding balance on the Real Estate Loan was approximately $6.7 million.

The asset purchase agreement with Merchants provides for deferred payments to be made to the seller totaling $3.4 million (plus interest). These deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of fiscal year end 2002, the outstanding obligation to the seller was approximately $2.6 million.

The Company has borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") and a Collateralized Promissory Note (the "Collateralized Note"), in addition to borrowings under the Facility which were used to purchase all of the common stock of Health Food Associates, Inc. Both the Convertible Note and the Collateralized Note have five-year terms and bear interest at 8% per annum. Principal on the Convertible Note is due in a single payment at maturity. Principal on the Collateralized Note is payable in installments of $0.8 million per year with the balance due at maturity. The Collateralized Note is collateralized by a pledge of the stock of Health Food Associates, Inc. The principal balance of the Convertible Note may be converted into stock of The Healthy Edge, Inc. (formerly Food For Health Co., Inc.) under circumstances set forth in the Convertible Note. As of fiscal year end 2002, the outstanding balances of the Convertible Note and the Collateralized Note were $2.0 million and $5.6 million, respectively.

The Company has borrowings under various notes to purchase the assets of health food stores and water bottling equipment. The notes have terms ranging from three to five years with principal and interest payments due monthly. As of fiscal year end 2002, the outstanding balance of the notes was approximately $0.4 million.

In connection with the purchase of the distribution business and net assets of Merchants and HNWC, the Company assumed several capital leases for office equipment, automobiles and warehouse equipment. The interest rates on the capital leases vary from 8% to 16.3%. As of fiscal year end 2002, the outstanding balances on the capital leases totaled approximately $0.9 million.

In connection with the discontinued operations of the health and natural foods distribution business, AMCON is obligated on a letter of credit issued to the buyer in the amount of $0.1 million which expires in March 2003. In addition, AMCON has a letter of credit in the amount of approximately $0.4 million that is required to be issued to the Company's workers compensation insurance carrier as part of its self-insured insurance program.

The Company believes that funds generated from operations, supplemented as necessary with funds available under the revolving credit facilities, will provide sufficient liquidity to cover its debt service and any reasonably foreseeable future working capital and capital expenditure requirements associated with existing operations.

ACQUISITIONS AND DISPOSITIONS

HAWAIIAN NATURAL WATER COMPANY, INC. On December 17, 2001, HNWC merged with and into, and thereby became, a wholly-owned subsidiary of AMCON. The merger consideration valued the entire common equity interest in HNWC at approximately $2.9 million, which was paid in cash of $0.8 million during fiscal 2001 and in common stock of the Company valued at $2.1 million. As a result, the Company issued 373,558 shares of its common stock to outside HNWC shareholders, representing 12.0% of the Company's outstanding shares after giving effect to the merger. HNWC option holders and warrant holders also received comparable options and warrants of the Company, but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio. Transaction costs, totaling approximately $0.3 million, were incurred to complete the merger and consist primarily of fees and expenses for bankers, attorneys and accountants, SEC filing fees, stock exchange listing fees and financial printing and other related charges.

The merger has been recorded on the Company's books using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to other identifiable assets is approximately $3.5 million. The identifiable intangible asset, the HNWC tradename, is considered to have an indefinite useful life. Therefore, in accordance with SFAS No. 142, no amortization was recorded in fiscal year 2002 since the acquisition occurred subsequent to June 30, 2001.

Prior to the acquisition, the Company accounted for its initial common stock investment in HNWC under the equity method. The charge to the Company's results of operations to record its equity in the losses of HNWC from the investment date was approximately $0.1 million in fiscal 2002 and $0.1 million in fiscal 2001, respectively.

MERCHANTS WHOLESALE, INC. On June 1, 2001, the Company completed the acquisition of substantially all of the distribution business and net assets of Merchants Wholesale, Inc. ("Merchants") located in Quincy, IL. In addition, the Company purchased a 206,000 square foot building occupied by Merchants and owned by Merchants' sole shareholder. The net purchase price of $36.7 million (including $0.3 million of debt issue costs), net of assumed liabilities of $6.0 million, was based on assets held at the closing date, including the real estate. Funding for the acquisition was provided as follows: $27.0 million (including $0.3 million of debt issue costs) through borrowings under the Facility; $6.2 million through the Real Estate Loan; and $3.4 million of deferred payments to the sole stockholder of Merchants.
Costs and expenses associated with the acquisition were paid from the Facility.

The Merchants transaction was accounted for using the purchase method of accounting under which the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to goodwill and other identifiable assets was approximately $3.8 million and $0.3 million, respectively. The goodwill was amortized over 25 years through fiscal year 2002, however, under Statement of Financial Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," amortization of goodwill will cease and will periodically be reviewed for impairment. The identifiable intangible asset, represented by a noncompete agreement with the sole shareholder of Merchants, is being amortized over the period covered by the agreement of four years.

The results of operations for each of the above acquisitions are included in the accompanying financial statements from the respective dates of acquisition.

Assuming the above acquisitions had occurred on the first day of the year preceding the year of acquisition, unaudited pro forma consolidated sales, income (loss) from continuing operations, net income (loss), net earnings
(loss) per share from continuing operations and net earnings (loss) per share would have been as follows:

                                     (Dollars in millions,
                                     except per share data)

                                          Fiscal years
                                      -------------------
                                       2002        2001
                                      -------------------
     Sales                            $ 847.6     $ 893.3
     Income (loss) from
      continuing operations           $   1.7     $  (3.9)
     Net income (loss)                $   1.7     $  (6.8)
     Net earnings (loss)per share
      from continuing operations:
       Basic                          $  0.55     $ (1.24)
       Diluted                        $  0.54     $ (1.24)
     Net earnings (loss) per share:
       Basic                          $  0.55     $ (2.18)
       Diluted                        $  0.54     $ (2.18)


The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisitions taken place on the first day of the year preceding the year of acquisition.

HEALTH FOOD DISTRIBUTION BUSINESS. Effective March 23, 2001, the Company's subsidiary, The Healthy Edge, Inc. (formerly Food For Health Co., Inc.), completed the sale of the assets of its health food distribution business for $10.3 million, subject to certain adjustments. The purchase price was paid in cash and the assumption by the purchaser of approximately $2.1 million in indebtedness. The sale resulted in a pre-tax loss of approximately $1.1 million ($0.7 million after taxes) in fiscal year 2001. This loss included an accrual for estimated costs, including rent and related expenses associated with the remaining lease commitments on the two distribution facilities that were retained by the Company of $2.5 million and contractual consulting agreements of $0.4 million, which provide no future economic benefit to the Company. The Company negotiated a termination settlement during fiscal 2002 on its Arizona facility and obtained a subtenant for its Florida facility. The remaining accrual for estimated costs related to the discontinued operations was $0.3 million at fiscal year end 2002. Any differences between these expense estimates and their actual settlement will change the loss accordingly. In connection with the sale of the health food distribution business, the Company also entered into a five year supply agreement with the purchaser under which the purchaser will supply products to the Company's retail health food stores at market prices.

The sale of the Company's health food distribution business has been reflected as discontinued operations in the consolidated financial statements in accordance with Accounting Principles Board ("APB") Opinion No. 30, " Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Revenues from the discontinued operations, which have been excluded from income from continuing operations in the accompanying consolidated statements of operations for fiscal years 2002, 2001 and 2000, are presented below. The effects of the discontinued operations on net income (loss) and per share data are reflected within the accompanying consolidated statements of operations (dollars in millions).

                               Fiscal Years
                       ----------------------------
                        2002       2001       2000
                       ----------------------------
    Revenue            $   -     $ 13.7     $ 41.4


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

Due to the significant decline in variable interest rates from the date Merchants initially entered into the swap agreement, the negative fair value of the swap instrument recorded as a liability on Merchants' balance sheet at the closing date was approximately $0.9 million. Upon assuming the swap liability, AMCON did not designate the swap transaction as a hedge and, therefore, recognized changes in the fair value of the instrument in current earnings (interest expense). At fiscal year end 2002, the swap instrument had a negative fair value of approximately $0.8 million. The change in fair value of the swap instrument from a negative fair value of $1.4 million as of fiscal year end 2001 to a negative fair value of $0.8 million at fiscal year end 2002 was recorded as a decrease to interest expense in AMCON's fiscal year 2002. AMCON does not utilize financial instruments for trading purposes and holds no derivative financial instruments other than the interest rate swap which could expose AMCON to significant market risk.

At fiscal year end 2002, AMCON had $18.3 million of variable rate debt outstanding (excluding $25 million variable rate debt which is fixed through the swap), with maturities through May 2004. The interest rates on this debt ranged from 4.75% to 6.75% at fiscal year end 2002. Through December 31, 2001, AMCON had the ability to select the bases on which its variable interest rates are calculated and had the ability to select an interest rate based on its lender's base interest rate or based on LIBOR. This provided management with some control of AMCON's variable interest rate risk. Effective January 1, 2002, the LIBOR borrowing rate option was removed.
AMCON intends to negotiate for reinstatement of the LIBOR borrowing option in the future. AMCON estimates that its annual cash flow exposure relating to interest rate risk based on its current borrowings is approximately $0.1 million for each 1% change in its lender's prime interest rate.

In addition, AMCON is exposed to market risk relating to its available-for-sale investment in the common stock of Consolidated Water Company Limited ("CWCO") a public company traded on the NASDAQ National Market system. At fiscal year end 2002 and 2001, AMCON held 50,000 and 70,000 shares, respectively of common stock of CWCO valued at approximately $0.6 million and $0.8 million at fiscal year ends 2002 and 2001, respectively. AMCON values this investment at market and records price fluctuations in shareholders' equity as unrealized gain or loss on investments. The unrealized gain on CWCO shares was approximately $0.5 million and $0.7 million at fiscal year ends 2002 and 2001, respectively. The fair market value of the CWCO shares on December 13, 2002 was $0.7 million.

CONCERNING FORWARD LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, Management's Discussion and Analysis, and other sections, contains certain forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance, and financial results. Forward looking statements include information concerning the possible or assumed future results of operations of the Company and those statements preceded by, followed by or that include the words "future", "position", "anticipate(s)", "expect(s)", "believe(s)", "see", "plan", "further improve", "outlook", "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward looking statements: changing market conditions with regard to cigarettes and the demand for the Company's products, domestic regulatory risks, and competitive and other risks (such as overall business conditions) over which the Company has little or no control. Any changes in such factors could result in significantly different results. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance.

REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying consolidated financial statements. The consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. Deloitte & Touche LLP, independent auditor, has audited our consolidated financial statements as of and for the fiscal years ended September 27, 2002 and September 28, 2001. PricewaterhouseCoopers LLP, independent auditor, audited our consolidated financial statements for the year ended September 29, 2000.

The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are evaluated annually by the Company.



Kathleen M. Evans                   Michael D. James
President                           Treasurer and Chief Financial Officer

December 20, 2002

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of AMCON Distributing Company:

We have audited the accompanying consolidated balance sheets of AMCON Distributing Company and its subsidiaries (the Company) as of September 27, 2002 and September 28, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the two years in the period ended September 27, 2002.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended September 29, 2000, were audited by other auditors whose report, dated November 22, 2000, except for paragraph one of Note 1 and paragraph ten of Note 2, for which the date was March 23, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMCON Distributing Company and its subsidiaries as of September 27, 2002 and September 28, 2001, and the results of their operations and their cash flows for each of the two years in the period ended September 27, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for sales incentives provided to customers.


DELOITTE & TOUCHE LLP
Omaha, Nebraska
December 20, 2002










CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company and Subsidiaries

-----------------------------------------------------------------------------------------------------
Fiscal Year End September                                               2002                  2001
-----------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                           $     130,091          $    296,940
  Accounts receivable, less allowance for
   doubtful accounts of $641,474 and $616,179                       31,216,783            31,773,232
  Inventories                                                       35,744,074            29,814,545
  Income tax receivable                                                981,054             1,713,644
  Deferred income taxes                                                324,369             1,419,432
  Current assets from discontinued operations                                -               173,273
  Other                                                                393,365               336,850
                                                                 -------------          ------------
          Total current assets                                      68,789,736            65,527,916

Fixed assets, net                                                   16,096,124            14,687,665
Notes receivable                                                             -             1,604,483
Available-for-sale investments                                         562,000               789,862
Equity investment in unconsolidated affiliate                                -               287,065
Other assets                                                        19,138,609            16,300,331
                                                                 -------------          ------------
                                                                 $ 104,586,469          $ 99,197,322
                                                                 =============          ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                               $  19,873,851          $ 16,240,541
  Accrued expenses                                                   3,969,164             4,892,211
  Accrued wages, salaries, bonuses                                   1,371,310             1,046,832
  Current liabilities of discontinued operations                        93,558             1,353,017
  Current portion of long-term debt                                 14,783,967             6,189,683
  Current portion of subordinated debt                               1,708,986             1,858,890
                                                                 -------------          ------------
          Total current liabilities                                 41,800,836            31,581,174

Deferred income taxes                                                  788,316               633,316
Non-current liabilities of discontinued operations                     197,024             1,195,705
Long-term debt, less current portion                                36,362,099            42,112,140
Subordinated debt, less current portion                              8,738,886            10,312,028

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none outstanding                                             -                     -
  Common stock, $.01 par value, 15,000,000 shares
    authorized and 3,156,962 and 2,739,184 issued                       31,570                27,392
  Additional paid-in capital                                         5,977,643             4,125,127
  Accumulated other comprehensive income,
    net of $176,409 and $244,744 tax                                   294,771               404,362
  Retained earnings                                                 10,395,324             8,806,078
                                                                 -------------          ------------
                                                                    16,669,308            13,362,959
                                                                 -------------          ------------
                                                                 $ 104,586,469          $ 99,197,322
                                                                 =============          ============

         The accompanying notes are an integral part of these consolidated financial statements




CONSOLIDATED STATEMENTS OF OPERATIONS

AMCON Distributing Company and Subsidiaries

----------------------------------------------------------------------------------------------------------
Fiscal Years Ended September                                2002               2001               2000
----------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $166.5 million,
 $100.5 million and $72.6 million, respectively)        $ 847,116,997     $ 577,589,485     $ 422,901,022

Cost of sales                                             785,192,882       531,903,086       378,137,888
                                                        -------------     -------------     -------------
Gross profit                                               61,924,115        45,686,399        44,763,134

Selling, general and administrative expenses               51,610,419        42,186,916        35,637,465
Depreciation and amortization                               3,163,549         2,519,377         2,209,418
                                                        -------------     -------------     -------------
                                                           54,773,968        44,706,293        37,846,883
                                                        -------------     -------------     -------------
Income from operations                                      7,150,147           980,106         6,916,251
Other expense (income):
  Interest expense                                          4,272,783         3,876,606         2,498,806
  Other income, net                                          (505,712)         (200,504)       (2,247,842)
  Equity in loss of unconsolidated affiliate                   95,007            94,445                 -
                                                        -------------     -------------      ------------
                                                            3,862,078         3,770,547           250,964
                                                        -------------     -------------      ------------
Income (loss) from continuing operations
  before income taxes                                       3,288,069        (2,790,441)        6,665,287

Income tax expense (benefit)                                1,316,000        (1,018,411)        2,354,293
                                                        -------------      -------------      -----------

Income (loss) from continuing operations                    1,972,069        (1,772,030)        4,310,994

Loss from discontinued operations, net
  of income tax benefit of $0, $551,298
  and $238,771, respectively                                        -          (894,434)         (406,555)

Loss on disposal of discontinued operations,
  net of income tax benefit of $0, 411,350
and $0, respectively                                                -          (675,415)                -
                                                        -------------     -------------     -------------

Net income (loss)                                       $   1,972,069     $  (3,341,879)    $   3,904,439
                                                        =============     =============     =============

Basic earnings (loss) per share:
  Continuing operations                                 $        0.65     $       (0.65)    $        1.58
  Discontinued operations                               $           -     $       (0.57)    $       (0.15)
                                                        -------------     -------------     -------------
  Net basic earnings (loss) per share                   $        0.65     $       (1.22)    $        1.43
                                                        =============     =============     =============

Diluted earnings (loss) per share:
  Continuing operations                                 $        0.63     $       (0.65)    $        1.51
  Discontinued operations                               $           -     $       (0.57)    $       (0.14)
                                                        -------------     -------------     -------------
  Net diluted earnings (loss) per share                 $        0.63     $       (1.22)    $        1.37
                                                        =============     =============     =============

Weighted average shares outstanding:
  Basic                                                     3,032,484         2,738,170         2,734,862
  Diluted                                                   3,109,179         2,738,170         2,853,320



      The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)

AMCON Distributing Company and Subsidiaries

---------------------------------------------------------------------------------


                                             Common Stock             Additional
                                        ----------------------          Paid-In
                                         Shares        Amount           Capital
---------------------------------------------------------------------------------

Balance, September 24, 1999             2,480,000     $ 24,800        $ 2,271,278

Exercise of options                         9,032           91             20,361

Purchase of treasury stock                      -            -                  -

Dividends                                       -            -                  -

10% stock dividend                        248,519        2,485          1,830,342

Net income                                      -            -                  -
Unrealized loss on investments
  available-for-sale, net of tax                -            -                  -

Total comprehensive income
                                        ---------     --------        -----------
Balance, September 29, 2000             2,737,551       27,376          4,121,981

Exercise of options                         1,633           16              3,146

Purchase of treasury stock                      -            -                  -

Dividends                                       -            -                  -

Net loss                                        -            -                  -
Unrealized gain on investments
  available-for-sale, net of tax                -            -                  -

Total comprehensive loss
                                        ---------     --------        -----------
Balance, September 28, 2001             2,739,184       27,392          4,125,127

Exercise of options                        44,220          442            126,383

Issuance of common stock from
 acquisition                              373,558        3,736          1,726,133

Dividends                                       -            -                  -

Net Income                                      -            -                  -
Unrealized gain on investments
  available-for-sale, net of tax                -            -                  -

Total comprehensive income                      -            -                  -
                                        ---------     --------        -----------
Balance, September 27, 2002             3,156,962     $ 31,570        $ 5,977,643
                                        =========     ========        ===========

    The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)(continued)

AMCON Distributing Company and Subsidiaries

---------------------------------------------------------------------------------------------------------

                                     Accumulated
                                        Other
                                    Comprehensive       Retained         Treasury Stock
                                        Income          Earnings        Shares    Amount          Total
---------------------------------------------------------------------------------------------------------

Balance, September 24, 1999            $ 234,299     $ 10,727,926         (102)   $ (360)    $ 13,257,943

Exercise of options                            -             (223)         108       399           20,628

Purchase of treasury stock                     -                -           (6)      (39)             (39)

Dividends                                      -         (322,691)           -         -         (322,691)

10% stock dividend                             -       (1,832,827)           -         -                -

Net income                                     -        3,904,439            -         -        3,904,439
Unrealized loss on investments
  available-for-sale, net of tax          (5,375)               -            -         -           (5,375)
                                                                                             ------------
Total comprehensive income                                                                      3,899,064
                                       ---------     ------------       ------    ------     ------------
Balance, September 29, 2000              228,924       12,476,624            -         -       16,854,905

Exercise of options                            -              (62)          17        85            3,185

Purchase of treasury stock                     -                -          (17)      (85)             (85)

Dividends                                      -         (328,605)           -         -         (328,605)

Net loss                                       -       (3,341,879)           -         -       (3,341,879)
Unrealized gain on investments
  available-for-sale, net of tax         175,438                -            -         -          175,438
                                                                                             ------------
Total comprehensive loss                                                                       (3,166,441)
                                       ---------     ------------       ------    ------     ------------
Balance, September 28, 2001              404,362        8,806,078            -         -       13,362,959


Exercise of options                            -                -            -         -          126,825

Issuance of common stock from
 acquisition                                   -                -            -         -        1,729,869

Dividends                                      -         (382,823)           -         -         (382,823)

Net income                                     -        1,972,069            -         -        1,972,069
Unrealized gain on investments
  available-for-sale, net of tax        (109,591)               -            -         -         (109,591)
                                                                                              -----------
Total comprehensive income                                                                      1,862,478
                                       ---------     ------------      -------    ------     ------------
Balance, September 27, 2002            $ 294,771     $ 10,395,324            -    $    -     $ 16,699,308
                                       =========     ============      =======    ======     ============


          The accompanying notes are an integral part of these consolidated financial statements




CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company and Subsidiaries

----------------------------------------------------------------------------------------------------------
Fiscal Years Ended September                                       2002            2001            2000
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss) from continuing operations                  $ 1,972,069    $(1,772,030)   $ 4,310,994
  Adjustments to reconcile net income (loss) from
    continuing operations to net cash flow from
    operating activities:
    Net loss from discontinued operations                                 -       (894,434)      (406,555)
    Net loss on disposition of discontinued operations                    -       (675,415)             -
    Depreciation and amortization                                 3,453,268      2,519,377      2,209,418
    (Gain) loss on sales of fixed assets, intangibles,
       land held for sale and securities                            (62,843)        70,646     (2,102,857)
    Equity in loss of affiliate                                      95,007         94,445              -
    Deferred income taxes                                         1,368,445       (542,973)       134,332
    Provision for losses on doubtful accounts and
      inventory obsolescence                                         45,681        509,993        222,735
  Changes in assets and liabilities, net of effect
    of acquisitions:
    Accounts receivable                                             768,582      1,608,381     (1,225,970)
    Inventories                                                  (5,710,095)     2,452,459     (5,382,676)
    Other current assets                                            (29,514)       281,971        (65,483)
    Other assets                                                    147,490        (39,170)       (49,853)
    Accounts payable                                              2,506,111      6,379,513     (1,491,132)
    Accrued expenses and accrued wages, salaries and
      bonuses                                                    (1,094,380)     1,696,118       (404,671)
    Income taxes payable and receivable                             769,087     (2,503,562)      (490,931)
    Net cash flow from operating activities -
     discontinued operations                                     (2,084,866)    (3,521,200)     1,612,826
                                                                -----------    -----------    -----------
         Net cash flows from operating activities                 2,144,042      5,664,119     (3,129,823)
                                                                -----------    -----------    -----------
Cash flows from investing activities:
  Purchases of fixed assets                                      (2,680,214)    (1,197,708)      (516,060)
  Acquisitions, net of cash acquired                                (95,321)   (32,918,646)      (606,183)
  Proceeds from sales of fixed assets and intangibles                93,082         38,000      2,887,234
  Proceeds from sales of available-for-sale securities              303,911              -         92,260
  Purchase of debt security                                               -     (1,254,483)      (350,000)
  Purchase of equity security                                             -       (300,000)             -
  Proceeds from disposal of discontinued operations                       -      8,200,641              -
  Net cash from investing activities -
    discontinued operations                                               -              -       (449,958)
                                                                -----------    -----------    -----------
         Net cash flows from investing activities                (2,378,542)   (27,432,196)     1,057,293
                                                                -----------    -----------    -----------
Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                              -      1,595,000              -
  Net (payments) proceeds on bank credit agreement                3,827,287     (9,727,012)     4,461,173
  Net proceeds on bank credit agreement for acquisition                   -     26,678,649              -
  Proceeds from long-term debt for acquisition                            -      6,240,000              -
  Payments on long-term and subordinated debt                    (3,163,994)    (3,238,545)    (2,332,631)
  Debt issue costs                                                        -       (305,846)             -
  Dividends paid                                                   (382,823)      (328,605)      (372,289)
  Purchase of treasury stock                                              -            (85)           (39)
  Proceeds from exercise of stock options                           126,825          3,185         20,628
  Payment of registration costs                                    (339,644)             -              -
  Net cash flow from financing activities -
    discontinued operations                                               -              -       (284,078)
                                                                -----------    -----------    -----------
         Net cash flow from financing activities                     67,651     20,916,741      1,492,764
                                                                -----------    -----------    -----------
Net decrease in cash                                               (166,849)      (851,336)      (579,766)

Cash, beginning of year                                             296,940      1,148,276      1,728,042
                                                                -----------    -----------    -----------
Cash, end of year                                               $   130,091    $   296,940    $ 1,148,276
                                                                ===========    ===========    ===========
Supplemental cash flow information:
  Cash paid during the year for interest                        $ 5,029,754    $ 2,217,801    $ 3,016,285
  Cash paid during the year for income taxes                        187,815        361,343      2,899,950

Supplemental noncash information:
  Business combinations:
    Fair value of assets acquired                                 5,972,598     42,353,735      1,195,995
    Subordinated debt assumed                                       457,905      4,541,751        520,000
    Other liabilities assumed                                     1,508,435      4,893,337            995
    Issuance of common stock                                      2,069,511              -              -
    Conversion of notes receivable and acquisition costs            692,058              -              -

          The accompanying notes are an integral part of these consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) General:
As more fully described in Note 2 to the consolidated financial statements, AMCON Distributing Company and its wholly-owned subsidiaries ("AMCON" or the "Company") completed the sale of its health food distribution business effective March 23, 2001. As a result, the Company's fiscal year 2000 results have been restated to reflect the health food distribution business as discontinued operations.

(b) Company Operations:
AMCON is primarily engaged in the wholesale distribution of consumer products
in the Midwest and Rocky Mountain regions.   In addition, the Company
operates thirteen retail health food stores in Florida and the Midwest and a natural spring water bottling operation in the State of Hawaii.

AMCON's wholesale distribution business ("ADC")includes six distribution centers that sell approximately 9,000 different consumer products, including cigarettes and tobacco products, candy and other confectionery, beverages, groceries, paper products, health and beauty care products, frozen and chilled products and institutional food service products. The Company distributes products primarily to retailers such as convenience stores, discount and general merchandise stores, grocery stores and supermarkets, drug stores and gas stations. In addition, the Company services institutional customers, including restaurants and bars, schools, sports complexes and vendors, as well as other wholesalers.

AMCON also operates seven retail health food stores in Florida under the name Chamberlin's Market & Cafe and six in the Midwest under the name Akin's Natural Foods Market. These stores carry natural supplements, groceries, health and beauty care products and other food items.

In addition, AMCON operates a natural spring water bottling business under the name Hawaiian Natural Water Company, Inc. ("HNWC"). This business, which was acquired in December 2001, bottles, markets and distributes Hawaiian natural spring water under the Hawaiian Springs/R/ and Ali'i labels in the State of Hawaii, with plans to market the product internationally and on the mainland United States.

The Company's operating income is subject to a number of factors which are beyond the control of management, such as changes in manufacturers' cigarette pricing which affects the market for generic and private label cigarettes, and competing retail stores opening in close proximity to the Company's retail stores. While the Company sells a diversified product line, it remains dependent upon cigarette sales which represented approximately 76% of its revenue and 39% of its gross margin in fiscal 2002. Net income is heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales.

(c) Accounting Period:
AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual years ended on September 27, 2002, September 28, 2001 and September 29, 2000. Fiscal 2002 and 2001 were comprised of 52 weeks. Fiscal 2000 was comprised of 53 weeks. Years cited herein refer to AMCON's fiscal years.

(d) Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its wholly-owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities are included in the consolidated financial statements on the basis of the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

(e) Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable of $5.6 million and $6.4 million at fiscal year end 2002 and 2001, respectively, reflect checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facility (see Note 8).

(f) Debt and Equity Investments:
AMCON classifies marketable securities, debt securities and investments as held to maturity, available-for-sale or trading securities. Investments classified as available-for-sale or trading are stated at fair value. Investments classified as held-to-maturity are stated at amortized cost. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized holding gains and losses are excluded from net income and reported in other comprehensive income, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income.

(g) Accounts Receivable:
Accounts receivable consist primarily of amounts due to the Company from its normal business activities. An allowance for doubtful accounts is maintained to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.

(h) Inventories:
The wholesale distribution segment inventories consist of finished products purchased in bulk quantities to be redistributed to ADC's customers and are stated at the lower of cost (last-in, first-out or "LIFO" method) or market.

The retail health food operation utilizes the retail LIFO inventory method of accounting stated at lower of cost (LIFO) or market. The bottled spring water operation's inventories are stated at lower of cost (LIFO) or market and consists of pre-forms used to make bottles, caps, labels and various packaging and shipping materials. Finished goods inventory includes materials, labor and manufacturing overhead costs. LIFO inventories at fiscal year end 2002 and 2001 were approximately $4.5 million and $3.8 million less than the amount of such inventories valued on a FIFO basis, respectively. An allowance for obsolete inventory is maintained to reflect the expected unsaleable inventory.

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

(j) Notes Receivable:
Prior to the acquisition of HNWC in fiscal year 2002, AMCON issued notes receivable to HNWC in the principal amount of $1.6 million. HNWC became a subsidiary of the Company in fiscal 2002 and, as a result, the notes receivable are eliminated in consolidation.

(k) Other Assets and Long-Lived Assets:
Other assets consist primarily of the cash surrender value of life insurance policies and allocation of the purchase price of acquired businesses such as the cost of trademarks and tradenames, favorable leases, covenants not to compete, and excess purchase price over the fair value of assets acquired coupled with debt issue costs.

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


Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. During fiscal 2002, the Company recognized goodwill amortization of $0.3 million and tradename amortization of $0.6 million. Upon adoption of Statement of Financial Accounting Standard ("SFAS") No. 142, management estimates goodwill and tradename amortization will cease as it has been considered that they have indefinite useful lives. Management is in the process of obtaining an independent valuation of its goodwill and intangible assets and does not anticipate an impairment charge upon implementation of SFAS No. 142.

(l) Debt Issue Costs:
The costs related to the issuance of debt are capitalized and amortized on an effective interest method to interest expense over the lives of the related debt.

(m) Revenue Recognition:
AMCON recognizes revenue when products are delivered to customers (which generally is the same day products are shipped) or sold to consumers. Sales are shown net of returns and discounts. In accordance with the guidance provided in Emerging Issues Task Force ("EITF") No. 01-9, "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," beginning in the first quarter of fiscal 2002, the Company classified the costs associated with sales incentives provided to customers as a reduction in net sales. These costs were previously included in cost of goods sold. This reclassification had no impact on reported net income before taxes, net income or earnings-per-share amounts.

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

(t) Recently Issued Accounting Standards:
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142,"Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles being classified as goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the impairment recognition criteria had been met and the recorded value of goodwill and certain intangibles is more than its measured fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 were adopted by the Company at the beginning of fiscal 2003. During fiscal 2002, the Company accounted for and reported the HNWC acquisition in accordance with SFAS No. 141. Under the guidance of SFAS No. 142, the HNWC tradename was considered to have an indefinite useful life and no amortization was taken. During fiscal 2002, the Company recognized goodwill amortization of $0.3 million and tradename amortization of $0.6 million. Upon adoption of SFAS No. 142, management estimates goodwill and tradename amortization will cease as it has been considered that they have indefinite useful lives. Management is in the process of obtaining an independent valuation of its goodwill and intangible assets and does not anticipate an impairment charge upon implementation of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 (at the beginning of fiscal 2003 for AMCON).

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the requirements of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years (at the beginning of fiscal 2003 for AMCON), with early adoption encouraged.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds Statement of Financial Accounting Standard No. 4, "Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, Financial Accounting Standard No.64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds Financial Accounting Standard No. 44, "Accounting Form Intangible Assets of Motor Carriers. SFAS 145 amends Financial Accounting Standard No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is generally effective for financial statements issued after May 15, 2002, and interim periods within those years (the current fiscal year for AMCON), with early adoption encouraged.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 replaces EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Management is not aware of any events or circumstances that would create a significant impact on future operating results upon adoption of SFAS No. 143, SFAS No. 144, SFAS No. 145 and SFAS No. 146.

2.    ACQUISITIONS AND DISPOSITION OF BUSINESSES:

Hawaiian Natural Water Company, Inc.
------------------------------------
On December 17, 2001, the Company completed a merger with HNWC, pursuant to which HNWC merged with and into, and thereby became, a wholly-owned subsidiary of AMCON Distributing Company. The merger consideration valued the entire common equity interest in HNWC at approximately $2.9 million, which was paid in cash of $0.8 million during fiscal 2001 and in common stock of the Company valued at $2.1 million. As a result, the Company issued 373,558 shares of its common stock to outside HNWC shareholders, representing 12.0% of the Company's outstanding shares after giving effect to the merger. HNWC option holders and warrant holders also received comparable options and warrants of the Company, but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio. Transaction costs, totaling approximately $0.3 million, were incurred to complete the merger and consist primarily of fees and expenses for bankers, attorneys and accountants, SEC filing fees, stock exchange listing fees and financial printing and other related charges.

The merger has been recorded on the Company's books using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, including a note payable of $1.1 million due to the Company, at the date of acquisition:

                          At December 17, 2001
                               ($000s)

                   Current assets               $0.4
                   Fixed assets                  1.7
                   Intangible assets             3.8
                   Other assets                  0.1
                                                ----
                     Total assets acquired       6.0
                                                ----

                   Current liabilities           2.9
                   Long-term liabilities         0.2
                                                ----
                     Total liabilities assumed   3.1
                                                ----
                   Net assets acquired          $2.9
                                                ====

The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to other identifiable assets is approximately $3.5 million. The identifiable intangible asset, the HNWC tradename, is considered to have an indefinite useful life.

Prior to the acquisition, the Company accounted for its initial common stock investment in HNWC under the equity method. The charge to the Company's results of operations to record its equity in the losses of HNWC from the investment date was approximately $0.1 million in fiscal 2002 and $0.1 million in fiscal 2001, respectively.

Merchants Wholesale, Inc.
-------------------------
On June 1, 2001, the Company completed the acquisition of substantially all of the distribution business and net assets of Merchants Wholesale, Inc. ("Merchants") located in Quincy, IL. In addition, the Company purchased a 206,000 square foot building occupied by Merchants and owned by Merchants' sole shareholder. The net purchase price of $36.7 million (including $0.3 million of debt issue costs), net of assumed liabilities of $6.0 million, was based on assets held at the closing date, including the real estate. Funding for the acquisition was provided as follows: $27.0 million (including $0.3 million of debt issue costs) through borrowings under a revolving loan agreement with LaSalle Bank (the "Facility"); $6.2 million through a real estate loan with Gold Bank (the "Real Estate Loan"); and $3.4 million of deferred payments to the sole stockholder of Merchants. Costs and expenses associated with the acquisition were paid from the Facility. The Facility is secured by all of AMCON's assets, excluding real estate. The Real Estate Loan is secured by AMCON's two owned distribution facilities.

The transaction was accounted for using the purchase method of accounting under which the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to goodwill and other identifiable assets was approximately $3.8 million and $0.3 million, respectively. The goodwill was amortized over 25 years through fiscal year 2002, however, under Statement of Financial Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," amortization of goodwill will cease and will periodically be reviewed for impairment. The identifiable intangible asset, represented by a noncompete agreement with the sole shareholder of Merchants, is being amortized over the period covered by the agreement of four years.

The results of operations for each of the above are included in the accompanying financial statements from the date of acquisition.

Assuming the above acquisitions had occurred on the first day preceding the year of acquisition, unaudited pro forma consolidated sales, income (loss) from continuing operations, net income (loss), net earnings (loss) per share from continuing operations and net earnings (loss) per share would have been as follows:



                                     (Dollars in millions,
                                     except per share data)

                                          Fiscal years
                                      -------------------
                                       2002        2001
                                      -------------------
     Sales                            $ 847.6     $ 893.3
     Income (loss) from
      continuing operations           $   1.7     $  (3.9)
     Net income (loss)                $   1.7     $  (6.8)
     Net earnings (loss)per share
      from continuing operations:
       Basic                          $  0.55     $ (1.24)
       Diluted                        $  0.54     $ (1.24)
     Net earnings (loss) per share:
       Basic                          $  0.55     $ (2.18)
       Diluted                        $  0.54     $ (2.18)


The pro forma information provided above is based on assumptions that management deems appropriate, but does not purport to be indicative of the results that would have actually occurred had the acquisitions taken place on the first day of the year preceding the acquisition.

Health Food Distribution Business
---------------------------------
Effective March 23, 2001, the Company's subsidiary, The Healthy Edge, Inc. (formerly Food For Health Co., Inc.), completed the sale of the assets of its health food distribution business for $10.3 million, subject to certain adjustments. The purchase price was paid in cash and the assumption by the purchaser of approximately $2.1 million in indebtedness. The sale resulted in a pre-tax loss of approximately $1.1 million ($0.7 million after taxes) in fiscal year 2001. This loss included an accrual for estimated costs, including rent and related expenses associated with the remaining lease commitments on the two distribution facilities that were retained by the Company of $2.5 million and contractual consulting agreements of $0.4 million, which provide no future economic benefit to the Company. The Company negotiated a termination settlement during fiscal 2002 on its Arizona facility and obtained a subtenant on its Florida facility. The remaining accrual for estimated costs related to the discontinued operations was $0.3 million at fiscal year end 2002. Any differences between these expense estimates and their actual settlement will change the loss accordingly. In connection with the sale of the health food distribution business, the Company also entered into a five year supply agreement with the purchaser under which the purchaser will supply products to the Company's retail health food stores at market prices.

The sale of the Company's health food distribution business has been reflected as discontinued operations in the consolidated financial statements in accordance with Accounting Principles Board ("APB") Opinion No. 30, " Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently

Occurring Events and Transactions." Revenues from the discontinued operations, which have been excluded from income from continuing operations in the accompanying consolidated statements of operations for fiscal years 2002, 2001 and 2000, are presented below. The effects of the discontinued operations on net income (loss) and per share data are reflected within the accompanying consolidated statements of operations (dollars in millions).

                               Fiscal Years
                       ----------------------------
                        2002       2001       2000
                       ----------------------------
    Revenue            $   -     $ 13.7     $ 41.4

3.    Earnings (Loss) Per Share:

Basic earnings (loss) per share is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations and net income (loss) by the weighted average common shares outstanding for each period. Diluted earning (loss) per share is calculated by dividing income from continuing operations, income (loss) from discontinued operations and net income (loss) by the sum of the weighted average common shares outstanding and the weighted average dilutive options, using the treasury stock method. Stock options outstanding at fiscal year end 2002, 2001 and 2000, respectively, which were not included in the computations of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares totaled 144,340, 145,390 and 96,800 with average exercise prices of $8.05, $8.01 and $8.44, respectively.

                                                 For Fiscal Years
                                     -------------------------------------------
                                        2002            2001            2000
                                     -----------     -----------     -----------
                                        Basic           Basic           Basic
                                     -----------     -----------     -----------
Weighted average common
   shares outstanding                  3,032,484       2,738,170       2,734,862
Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock/1/               -               -               -
                                     -----------     -----------     -----------
Weighted average number of
   shares outstanding                   3,032,484       2,738,170       2,734,862
                                     ===========     ===========     ===========
Income (loss) from continuing
   operations                        $ 1,972,069     $(1,772,030)    $ 4,310,994
Loss from discontinued
  operations                                   -      (1,569,849)       (406,555)
                                     -----------     -----------     -----------
Net income (loss)                    $ 1,972,069     $(3,341,879)    $ 3,904,439
                                     ===========     ===========     ===========

Earnings (loss) per share from
   continuing operations             $     0.65      $     (0.65)    $      1.58
Loss per share from
   discontinued operations                     -           (0.57)          (0.15)
                                     -----------     -----------     -----------

Earnings (loss) per share            $      0.65     $     (1.22)    $      1.43
                                     ===========     ============    ===========

                                       Diluted         Diluted         Diluted
                                     -----------     -----------     -----------
Weighted average common
   shares outstanding                  3,032,484       2,738,170       2,734,862
Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock/1/          76,695               -         118,458
                                     -----------     -----------     -----------
Weighted average number of
   shares outstanding                   3,109,179       2,738,170       2,853,320
                                     ===========     ===========     ===========
Income (loss) from continuing
   operations                        $ 1,972,069     $(1,772,030)    $ 4,310,994
Loss from discontinued
  operations                                   -      (1,569,849)       (406,555)
                                     -----------     -----------     -----------
Net income (loss)                    $ 1,972,069     $(3,341,879)    $ 3,904,439
                                     ===========     ===========     ===========

Earnings (loss) per share from
   continuing operations             $      0.63     $     (0.65)    $      1.51
Loss per share from
   discontinued operations                     -           (0.57)          (0.14)
                                     -----------     -----------     -----------

Earnings (loss) per share            $      0.63     $     (1.22)    $      1.37
                                     ===========     ===========     ===========


    /1/ Weighted average of net additional shares not included for fiscal 2001 as such shares are anti-dilutive due to the net loss incurred during the year.




4.    Comprehensive Income (Loss):

The components of other comprehensive income (loss) were as follows:

                                                 2002          2001           2000
                                              ---------     ----------      --------

Unrealized holding gains (losses)
 during the period:
   Unrealized gains (losses)                  $  72,565      $ 280,700      $ 53,089
   Related tax expense                          (27,194)      (105,262)      (34,747)
                                              ---------      ---------      --------
   Net                                           44,371        175,438        18,342

Less reclassification adjustments for
 gains which were included in comprehensive
 income in prior periods:
   Realized net gains                           249,491              -        68,646
   Related tax expense                          (95,529)             -       (44,929)
                                              ---------      ---------      --------
   Net                                          153,962              -        23,717
                                              ---------      ---------      --------
Total other comprehensive income (loss)       $(109,591)     $ 175,438      $ (5,375)
                                              =========      =========      ========


5.    Fixed Assets, Net:

Fixed assets at fiscal year ends 2002 and 2001 consisted of the following:

                                            2002                2001
                                        ------------        ------------

        Land and buildings              $  8,417,228        $  8,417,228
        Warehouse equipment                5,180,232           5,258,981
        Furniture, fixtures and
         leasehold improvements            7,686,552           5,170,772
        Vehicles                           1,398,033           1,490,085
        Capital equipment leases           1,095,000           1,124,723
                                        ------------        ------------
                                          23,777,045          21,461,789
        Less accumulated depreciation:
         Owned equipment                  (7,422,143)         (6,686,670)
         Capital equipment leases           (258,778)            (87,454)
                                        ------------        ------------
                                        $ 16,096,124        $ 14,687,665
                                        ============        ============

During fiscal 2001, the Company closed one retail location in the Florida market and one distribution center in Missouri. Fixed and long-lived assets associated with these two locations were written down to net realizable value during fiscal 2001 which resulted in an immaterial charge to operating income.


6.    Debt and Equity Investments:

Available-for-sale investments at fiscal year ends 2002 and 2001 consisted of the following:
                                          2002            2001
                                       ---------        ---------

                 Cost                  $  90,820        $ 140,756
                 Unrealized Gain         471,180          649,106
                                       ---------        ---------
                 Fair Value            $ 562,000        $ 789,862
                                       =========        =========

The Company sold 20,000 shares of its available-for-sale investments and realized gains on the sale of $257,521 in fiscal 2002. No shares were sold
in 2001.   The Company sold 13,000 shares of its available-for-sale
investments and realized gains on the sale of $68,646 in fiscal 2000.

7.    Other Assets:

Other assets at fiscal year ends 2002 and 2001 consisted of the following:

                                                2002              2001
                                            ------------     ------------
Trademarks and tradenames (less
  accumulated amortization of $1,488,871
  and $913,663)                             $ 11,428,793     $  7,786,377
Goodwill (less accumulated amortization
  of $1,014,589 and $700,774)                  6,091,397        6,755,218
Covenants not to compete (less
  accumulated amortization of $519,256
  and $381,347)                                  400,969          606,338
Favorable leases (less accumulated
  amortization of $211,195 and $142,123)         274,805          343,877
Cash surrender value of life insurance
  policies                                       530,228          480,653
Debt issue costs (less accumulated
  amortization of $290,040 and $222,178)         199,722          319,555
Other                                            212,695            8,313
                                            ------------     ------------
                                            $ 19,138,609     $ 16,300,331
                                            ============     ============

Trademarks and tradenames are amortized using the straight-line method over 20 years, except for the HNWC tradename which has an indefinite life and no amortization was take during fiscal 2002 in accordance with SFAS No. 142 since the acquisition occurred subsequent to June 30, 2001. Amortization expense was $575,247, $435,838, and $464,244 for the fiscal years ended 2002, 2001, and 2000, respectively. Goodwill arose from the acquisition of certain businesses and is amortized using the straight-line method over periods ranging from 20 to 25 years. Amortization expense was $313,816, $222,811, and $138,634 for the fiscal years ended 2002, 2001, and 2000, respectively. See Note 1(t) regarding the effect of recently issued accounting standards on amortization of trademarks, tradenames and goodwill.

The covenants not to compete arose from prior acquisitions, including Merchants in fiscal 2001, and are amortized using the straight-line method over periods ranging from two to five years. Amortization expense was $205,370, $145,679 and $122,202 for the fiscal years ended 2002, 2001, and
2000, respectively.

Favorable leases represent lease agreements in which the lease rates were below fair value on the acquisition date. The leases are amortized over periods ranging from three to seven years. Amortization expense was $69,068, $69,073, $73,054 for the fiscal years ended 2002, 2001, and 2000, respectively.

Debt issue costs represent fees incurred to obtain the ADC's revolving credit facility and real estate loan and are amortized over the respective lives of the agreements. Amortization expense was $119,833, $67,459 and $36,686 for the fiscal years ended 2002, 2001 and 2000 respectively.

8.    Long-term Obligations:

Long-term obligations at fiscal year end 2002 and 2001 consisted of the following:

                                                      2002           2001
                                                  ------------   ------------
Revolving credit facility with a bank,
interest payable monthly at the bank's base
rate (4.75% at fiscal year end 2002);
principal due June 2004                           $ 40,977,992   $ 39,428,938

Note payable to a bank ("Real Estate Loan"),
interest payable at a fixed rate of 7.5% with
monthly installments of principal and interest
of $56,531 per month through June 2006;
remaining principal due June 2006,
collateralized by two owned distribution
facilities                                           6,747,508      6,922,202

Revolving credit facility with a bank,
interest payable monthly at the bank's base
rate plus 1% (6.75% at fiscal year end 2002);
principal due February 2003                          2,278,233              -

Note payable to a bank, interest payable
monthly at the bank's base rate plus 1%
(7.5% at fiscal year end 2001);
through June 2002                                            -        875,000

Obligations under capital leases, payable
in monthly installments with interest rates
from 8% to 16.3% through December 2006 (Note 14)       937,781      1,075,683

Notes payable on equipment, payable in
monthly installments with interest rates
from 0% to 10% through October 2004,
collateralized by HNWC equipment                       204,552              -
                                                  ------------   ------------

                                                    51,146,066     48,301,823
                                                  ------------   ------------
Less current portion                                14,783,967      6,189,683
                                                  ------------   ------------
                                                  $ 36,362,099   $ 42,112,140
                                                  ============   ============

ADC maintains a revolving credit facility (the "Facility") with LaSalle Bank which allows it to borrow up to $55.0 million at any time, subject to eligible accounts receivable and inventory requirements. As of fiscal year end 2002 and 2001, the outstanding balance on the Facility was $41.0 million and $39.4 million, respectively. The Facility bears interest at a variable interest rate equal to the bank's base rate, which is prime. However, as discussed below, a notional amount of $25.0 million is subject to an interest rate swap agreement which has the effect of converting this amount to a fixed rate. In addition, the Company is required to pay an unused commitment fee equal to 0.25% per annum on the difference between the maximum loan limit and average monthly borrowing for the month. The Facility is collateralized by all of ADC's equipment, intangibles, inventories, and accounts receivable.

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to HNWC, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual debt service coverage ratio of 1.0 to 1.0, which was measured at fiscal year end 2002 and quarterly thereafter, and a minimum tangible net worth of $7.0 million for fiscal 2002. In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries. The Facility also provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis.

In connection with the purchase of the distribution business and net assets of Merchants, the Company assumed Merchants' interest rate swap agreement with a bank. Under the agreement, the Company agrees to exchange, at specified intervals, fixed interest amounts for variable interest amounts calculated by reference to an agreed-upon notional principal amount of $25.0 million. The interest rate swap effectively converts $25.0 million of AMCON's variable-rate senior debt to fixed-rate debt (before accounting for the impact of the change in fair value of the interest rate swap derivative financial instrument) at a rate of 8.33%, through the maturity of the swap agreement on May 27, 2003. The Company has not designated this interest rate swap agreement as a hedge. The negative fair value of the interest rate swap agreement was $0.8 million and $1.4 million at fiscal year end 2002 and 2001, respectively.


The Company has a $2.5 million credit facility with a bank, bearing interest at a variable rate equal to bank's base rate plus 1.0%, to be used to fund
operating activities at HNWC (the "HNWC Facility").   The HNWC Facility is
personally guaranteed by the Company's Chairman. As of fiscal year end 2002, the outstanding balance of the HNWC facility was $2.3 million.

The Company has a $2.0 million credit facility with a bank to be used to fund the expansion and remodeling of its retail health food stores (the "Retail Facility"). The Retail Facility bears interest at a variable rate equal to published prime plus 1.0%. The Retail Facility is secured by all of the inventory of the retail stores. No balance was outstanding on the Retail Facility at fiscal year end 2002. The outstanding balance on the Retail Facility at fiscal year end 2001 was $0.9 million.

In connection with the purchase of the distribution business and net assets of Merchants and HNWC, the Company assumed several capital leases for office equipment, automobiles and warehouse equipment. The interest rates on the capital leases vary from 8% to 16.3%. As of fiscal year end 2002, the outstanding balances on the capital leases totaled approximately $0.9 million.

The above long-term obligations, excluding obligations under the revolving credit facility, have contractual maturities as follows:

                   Fiscal Year Ending
                   ------------------
                   2003                    $ 2,783,966
                   2004                        431,272
                   2005                        465,850
                   2006                      6,447,390
                   2007                         39,596
                   Thereafter                        -
                                           -----------
                                           $10,168,074
                                           ===========

Borrowings under the Facility in the amount of $29.0 million have been classified as long-term based on expected borrowing levels. Market rate risk for fixed rate debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2002.

In connection with the discontinued operations of the health and natural foods distribution business, AMCON is obligated on a letter of credit issued to the buyer in the amount of $0.1 million which expires in March 2003. In addition, AMCON has a letter of credit in the amount of approximately $0.4 million that is required to be issued to the Company's workers compensation insurance carrier as part of a high deductible insurance program.



9.    Subordinated Debt:

Subordinated debt at fiscal year end 2002 and 2001 consisted of the following:
                                                      2002           2001
                                                  ------------   ------------
Note payable, interest (imputed at 6%)
 and principal payable annually through
 June 2005                                        $  2,631,025   $  3,425,495

Convertible subordinated note payable,
 interest payable quarterly at 8% per
 annum; principal due at maturity of
 the note on September 15, 2004,
 convertible into The Healthy Edge, Inc.
 stock                                               2,000,000      2,000,000

Collateralized subordinated promissory
 note payable, interest payable quarterly
 at 8% per annum; annual principal payments
 of $800,000 due annually through September
 2004, collateralized by Health Food
 Associates, Inc. stock                              5,600,000      6,400,000

Collateralized subordinated promissory note
 payable bearing interest at 8% per annum;
 principal and interest payments due monthly
 through October 2002                                    6,847         85,423

Collateralized subordinated promissory note
 payable, interest payable monthly at 7.0%
 per annum; annual principal payments ranging
 from $40,000 to $80,000 due annually from
 August 2001 through August 2005                       210,000        260,000
                                                  ------------   ------------
                                                    10,447,872     12,170,918
Less current portion                                 1,708,986      1,858,890
                                                  ------------   ------------
                                                  $  8,738,886   $ 10,312,028
                                                  ============   ============

The asset purchase agreement with Merchants provides for deferred payments to be made to the seller totaling $3.4 million. The deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of fiscal year end 2002, the outstanding obligation to the seller was approximately $2.6 million.

As of fiscal year end 2002, principal payments are due on subordinated debt as follows:

                   Fiscal Year Ending
                   -------------------
                   2003                      $  1,708,986
                   2004                         7,762,666
                   2005                           976,220
                                             ------------
                                             $ 10,447,872
                                             ============

Market rate risk for fixed rate subordinated debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2002.

10.    Other Income, Net:

Other income, net consisted of the following for fiscal years 2002, 2001 and 2000:

                                  2002           2001            2000
                               ----------     ----------     ------------
Interest income                $  (45,091)    $  (32,183)    $    (39,079)
Dividends                         (27,682)       (26,600)         (21,609)
Rent income                        (4,382)        (4,843)          (4,966)
Royalties                               -              -           (1,625)
Gain from sale of investments    (257,521)             -          (68,646)
Gain from disposition of
  nonoperating real estate
  and intangible assets                 -              -       (2,034,211)
Fee income                              -        (26,166)               -
Debt forgiveness                 (176,809)             -                -
Other                               5,773       (110,712)         (77,706)
                               ----------     ----------     ------------
                               $ (505,712)    $ (200,504)    $ (2,247,842)
                               ==========     ==========     ============













11.    Income Taxes:

Components of income tax expense (benefit) for the fiscal years ended 2002, 2001 and 2000 consisted of the following:

                                    2002            2001            2000
                                -----------     -----------     -----------
Current:
  Federal                       $    63,095     $  (527,834)    $ 1,893,627
  State                            (115,540)         52,396         326,334
                                -----------     -----------     -----------
                                    (52,445)       (475,438)      2,219,961
                                -----------     -----------     -----------
Deferred:
  Federal                         1,327,951        (473,656)        114,585
  State                              40,494         (69,317)         19,747
                                -----------     -----------     -----------
                                  1,368,445        (542,973)        134,332
                                -----------     -----------     -----------
Income tax expense (benefit)
 - continuing operations          1,316,000      (1,018,411)      2,354,293

Income tax (benefit)
 - discontinued operations                -        (962,648)       (238,771)
                                -----------     -----------     -----------
                                $ 1,316,000     $(1,981,059)    $ 2,115,522
                                ===========     ===========     ===========

The difference between the Company's income tax expense (benefit) attributable to continuing operations in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended 2002, 2001 and 2000:

                                    2002            2001           2000
                                -----------     -----------     -----------
Tax at statutory rate           $ 1,117,943     $  (948,750)    $ 2,266,198
Amortization of goodwill
 and other intangibles               54,155          77,064          30,850
Nondeductible business
 expenses                            17,229           3,908           1,473
State income taxes, net of
 federal tax benefit                 73,716          28,908         228,414
Release of tax reserves                   -               -        (186,737)
Benefit of loss on disposal               -        (424,743)              -
Valuation allowance for
 loss on disposal                         -         212,371               -
Equity in loss of
 unconsolidated affiliate            32,302               -               -
Other                                20,655          32,831          14,095
                                -----------     -----------     -----------
                                $ 1,316,000     $(1,018,411)    $ 2,354,293
                                ===========     ===========     ===========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at fiscal year ends 2002 and 2001 relate to the following:

                                                    2002           2001
                                                -----------     -----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   232,122     $   223,851
    Accrued expenses                                417,109       1,047,401
    Net operating loss carryforwards                194,028          67,898
    Inventory                                             -         216,968
    Other                                           122,480           2,933
                                                -----------     -----------
                                                    965,739       1,559,051
  Noncurrent:
    Net operating loss carryforwards              1,028,977               -
    Other                                            38,250          43,909
                                                -----------     -----------
                                                  1,067,227          43,909
                                                -----------     -----------
            Total deferred tax assets           $ 2,032,966     $ 1,602,960
                                                ===========     ===========
Deferred tax liabilities:
  Current:
    Trade discounts                             $   211,843     $   139,619
    Other                                           429,527               -
                                                -----------      ----------
                                                    641,370         139,619
Noncurrent:
    Fixed assets                                    162,936          87,914
    Tradenames                                    1,461,914         390,222
    Goodwill                                         58,654          67,531
    Unrealized gains on available-for-sale
      investments                                   172,039         131,558
                                                -----------     -----------
                                                  1,855,543         677,225
                                                -----------     -----------
          Total deferred tax liabilities        $ 2,496,913     $   816,844
                                                ===========     ===========
Net deferred tax assets (liabilities):
  Current                                       $   324,369     $ 1,419,432
  Noncurrent                                       (788,316)       (633,316)
                                                -----------     -----------
                                                $  (463,947)    $   786,116
                                                ===========     ===========

The Company did not record any valuation allowances against deferred tax assets at fiscal year ends 2002 or 2001 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the acquisition of HNWC in 2002. The utilization of the net operating loss of $2,607,000 at fiscal year end 2002 is limited (by Internal Revenue Code
Section 382) to approximately $135,000 per year through 2022.

12.    Profit Sharing Plan:

AMCON maintains a profit sharing plan covering substantially all full-time employees. The plan allows employees to make voluntary contributions up to 20% of their compensation, subject to Internal Revenue Service limits. The Company matches 50% of the first 4% contributed and 100% of the next 2% contributed for a maximum match of 4% of employee compensation. The Company contributed $0.5 million, $0.3 million, and $0.4 million (net of employee forfeitures) to the profit sharing plans during the fiscal years ended 2002, 2001 and 2000, respectively.

13.    Related Party Transactions:

For each of the fiscal years ended 2002, 2001 and 2000, the Company was charged $60,000 by AMCON Corporation, the former parent of the Company, as consideration for office rent and management services, which is included in selling, general and administrative expenses. The Company also contracted with one of its outside directors for consulting services in connection with its retail health food operations during fiscal years 2002 and 2001. The amount paid for consulting services was $90,000 and $150,000, respectively, plus reimbursement of expenses.

In addition, effective October 1, 2001, the president of the wholesale health food distribution business, which was sold in March 2001, was terminated and the Company entered into a four-year consulting agreement with him at the rate of $104,000 per year. The total amount to be paid under the agreement approximates the amount of the Company's obligation under its employment agreement with the former president. The amount paid for consulting services during fiscal 2002 was $104,000.

The remaining interest in nonoperating real estate and furnishings and related mortgage loan, was transferred from AMCON Corporation to the Company in 1992, as partial settlement of intercompany balances. The real estate was sold in fiscal 2000. Under a profit sharing agreement with AMCON
Corporation, one-half of the net gain from the sale of the real estate was allocated to AMCON Corporation.

14.    Commitments and Contingencies:

Future Lease Obligations
------------------------
The Company leases certain office and warehouse equipment under capital leases. The carrying value of these assets was approximately $0.8 million and $1.0 million as of fiscal year ends 2002 and 2001, respectively, net of accumulated amortization of $0.3 million and $0.1 million, respectively.

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during fiscal years 2002, 2001 and 2000 under such lease agreements was $5.3 million, $3.2 million and $2.4 million, respectively. As of fiscal year end 2002, minimum future lease commitments are as follows:


   Fiscal Year                                   Capital       Operating
     Ending                                       Leases         Leases
   -----------                                 -----------    ------------
      2003                                     $   243,654    $  5,091,369
      2004                                         301,280       4,450,914
      2005                                         311,406       3,955,559
      2006                                         270,319       3,212,743
      2007                                          40,061       1,697,633
      Thereafter                                         -       6,468,621
                                               -----------    ------------
      Total minimum lease payments             $ 1,166,720    $ 24,876,839
      Less amount representing interest            228,939    ============
                                               -----------
      Present value of net minimum
        lease payments                         $   937,781
                                               ===========


The Company also has future lease obligations for facilities and equipment related to the discontinued operations of its former health food distribution business. The Company estimated its ultimate liabilities related to these leases and recorded a charge to earnings during the second quarter of fiscal 2001. The Company terminated the lease on one facility during fiscal 2002 for a termination fee of $1.5 million and has subleased the Florida facility. The Company estimates that there will be no further liability on the Florida facility, other than real estate commission which is accrued as part of the discontinued operations reserve. Any differences between these expense estimates and their actual settlement will change the loss accordingly.

Liability Insurance
-------------------
The Company carries general liability, vehicle liability, directors and officers liability and workers compensation, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company also carries property insurance. The Company's insurance programs for worker's compensation, general liability and employee related health care benefits were effectively self-insured since the Company's insurance program provides for high deductibles. Claims in excess of self-insurance levels are fully insured. Accruals are based on claims filed and estimates of claims incurred but not reported.

The Company's liabilities for unpaid and incurred but not reported claims at fiscal year end 2002 and 2001 was $0.8 million and $0.4 million, respectively, under its current risk management program and are included in other current liabilities in the accompanying consolidated balance sheets. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. However, it is reasonably possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from the ultimate claim payments will be reflected in operations in the periods in which such adjustments are known.


15.    Stock Option Plan:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan") which was amended to increase the maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan from 300,000 to 550,000. Option shares and prices are adjusted for common stock splits and dividends. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. At fiscal year end 2002, there were 169,584 options fully vested and exercisable under the Stock Option Plan. Options issued and outstanding to management employees pursuant to the Stock Option Plan are summarized below:

                                           Number of             Number
        Date         Exercise Price    Options Outstanding    Exercisable
      ------------  ----------------  --------------------  -------------
      Fiscal  1996       $1.48               9,570                9,570
      Fiscal  1997   $2.62 - $2.87          92,840               84,480
      Fiscal  1999   $6.14 - $9.00          84,590               63,954
      Fiscal  2000       $5.75              28,950               11,580
                                          --------             --------
                                           215,950              169,584

At fiscal year end 2002, there were 78,800 options fully vested and exercisable issued to management employees and outside directors outside the Stock Option Plan as summarized as follows:

                                           Number of             Number
        Date         Exercise Price    Options Outstanding    Exercisable
      ------------  ----------------  --------------------  -------------
      Fiscal  1998       $2.62              33,000               33,000
      Fiscal  1999   $6.14 - $8.18          30,800               30,800
      Fiscal  2000   $3.94 - $4.49          15,000               15,000
                                          --------             --------
                                            78,800               78,800

The stock options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

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






                                    F-29



                                        2002          2001          2000
                                    -----------   -----------   -----------
   Net income (loss)- as reported   $ 1,972,069   $(3,341,879)  $ 3,904,439
   Net income (loss)- pro forma     $ 1,884,452   $(3,430,602)  $ 3,823,138
   Basic EPS - as reported          $      0.65   $     (1.22)  $      1.43
   Basic EPS - pro forma            $      0.62   $     (1.25)  $      1.40
   Diluted EPS - as reported        $      0.63   $     (1.22)  $      1.37
   Diluted EPS - pro forma          $      0.61   $     (1.25)  $      1.34

The above pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 3.0% for 2002 and 2.0% for 2000; expected volatility of 51.65% for 2002 and 52.01% for 2000; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 4.49% for 2002 and 6.57% for 2000; and expected lives of 5 to 10 years. No options were granted in fiscal 2001.

The table below summarizes information about stock options outstanding as of the following fiscal year ends:

                                      2002                   2001                 2000
                               ------------------    ------------------    ------------------
                                    Weighted              Weighted              Weighted
                                Average Exercise      Average Exercise      Average Exercise
                               ------------------    ------------------    ------------------
                                 Shares    Price       Shares    Price       Shares    Price
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at beginning
 of period                       325,020   $ 4.70      360,480   $ 4.83      346,500   $ 4.72
   Granted                        15,000     4.31            -        -       32,900     5.75
   Exercised                     (44,220)    2.87       (1,650)    1.93       (9,900)    2.08
   Forfeited/Expired              (1,050)    7.20      (33,810)    6.20       (9,020)    7.08
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at end of period     294,750   $ 4.94      325,020   $ 4.70      360,480   $ 4.83
                               =========  =======    =========  =======    =========  =======

Options exercisable at
 end of period                   248,384               234,756               188,276
                               =========             =========             =========

Shares available for options
     that may be granted         273,880               272,830               239,020
                               =========             =========             =========
Weighted-average grant date
  fair value of options
  granted during the period -
  exercise price equals
  stock market price at grant             $  2.58                     -                $ 3.19
                                          =======               =======               =======
Weighted-average grant date
  fair value of options
  granted during the period -
  exercise price exceeds
  stock market price at grant                   -                     -                     -
                                          =======               =======               =======

The following summarizes options outstanding at fiscal year end 2001:


                                                                                        Exercisable
                                             Remaining                        ----------------------------
                Exercise       Number     Weighted-Average  Weighted-Average    Number    Weighted-Average
                  Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
              -------------  -----------  ----------------  ----------------  ----------- ----------------

1995 Options     $1.48           9,570        3.2 years           $1.48           9,570          $1.48
1997 Options  $2.62 - $2.87    125,840        3.9 years           $2.61         117,480          $2.61
1999 Options  $6.14 - $9.00    115,390        6.4 years           $7.66          94,754          $7.49
2000 Options     $5.75          28,950        7.7 years           $5.75          11,580          $5.75
2002 Options  $3.94 - $4.49     15,000        9.9 years           $4.31          15,000          $4.31
                             -----------                    ----------------  -----------  ---------------
                               294,750                            $4.94         248,384          $4.67



16.  Business Segments:

AMCON has three reportable business segments: the wholesale distribution of consumer products, the retail sale of health and natural food products, and the bottling, marketing and distribution of Hawaiian natural spring water.
As described in Note 2 above, AMCON disposed of its health food distribution segment during the second quarter of fiscal 2001. Prior period segment data has been restated to conform to the current presentation. The results of the acquired Merchants distribution business are included in the wholesale distribution of consumer products segment due to similar economic characteristics shared by AMCON's existing distribution business and Merchants distribution business, as well as similar characteristics with respect to nature of products distributed, the type and class of customers for the distribution products, and the methods used to distribute the products. The results of the retail health food stores comprise the retail segment due to similar economic characteristics, as well as similar characteristics with respect to nature of products sold, the type and class of customers for the health food products, and the methods used to sell the products. The results of the acquired Hawaiian Natural Water Company comprise the bottled water segment due to the unique economic characteristics and the nature of the products, as well as the methods used to sell and distribute the products. The segments are evaluated on revenues, gross margins, operating income and income before taxes.







                                Wholesale                     Bottled
                               Distribution     Retail         Water       Consolidated
                              ---------------------------------------------------------
FISCAL YEAR ENDED 2002:
External revenues:
 Cigarettes                   $ 640,359,587  $          -   $         -   $ 640,359,587
 Health food                              -    31,655,388             -      31,655,388
 Confectionery                   52,566,991             -             -      52,566,991
 Tobacco, beverage & other      120,297,206             -     2,237,825     122,535,031
                              ---------------------------------------------------------
  Total external revenues       813,223,784    31,655,388     2,237,825     847,116,997

Depreciation and
 amortization /1/                 1,589,745     1,489,186       374,337       3,453,268
Operating income (loss)           7,969,125       382,332    (1,201,310)      7,150,147
Interest expense                  2,786,389     1,265,678       220,716       4,272,783
Income (loss) before taxes        6,128,297    (1,595,011)   (1,245,217)      3,288,069
Total assets, excluding
 discontinued operations         79,392,521    18,452,752     6,741,196     104,586,469
Capital expenditures              1,569,981       674,310       435,923       2,680,214


FISCAL YEAR ENDED 2001:
External revenues:
 Cigarettes                   $ 420,096,403  $          -   $         -   $ 420,096,403
 Health food                              -    31,843,339             -      31,843,339
 Confectionery                   39,311,698             -             -      39,311,698
 Tobacco, beverage & other       86,338,045             -             -      86,338,045
                              ---------------------------------------------------------
  Total external revenues       545,746,146    31,843,339             -     577,589,485

Depreciation and amortization       994,028     1,525,349             -       2,519,377
Operating income (loss)           3,159,167    (2,179,061)            -         980,106
Interest expense                  2,233,278     1,643,328             -       3,876,606
Income (loss) before taxes          912,940    (3,703,381)            -      (2,790,441)
Total assets, excluding
 discontinued operations         78,998,414    20,025,635             -      99,024,049
Capital expenditures                412,455       785,253             -       1,197,708


FISCAL YEAR ENDED 2000:
External revenues:
 Cigarettes                   $ 294,703,102  $          -   $         -   $ 294,703,102
 Health food                              -    34,089,817             -      34,089,817
 Confectionery                   31,051,435             -             -      31,051,435
 Tobacco, beverage & other       63,056,668             -             -      63,056,668
                              ---------------------------------------------------------
  Total external revenues       388,811,205    34,089,817             -     422,901,022

Depreciation and amortization       786,328     1,423,090             -       2,209,418
Operating income                  6,899,638        16,613             -       6,916,251
Interest expense                    849,626     1,649,180             -       2,498,806
Income (loss) before taxes        8,218,046    (1,552,759)            -       6,665,287
Total assets, excluding
 discontinued operations         39,286,552    19,541,110             -      58,827,662
Capital expenditures                381,646       134,414             -         516,060

   /1/ Includes Depreciation reported in costs of sales for bottled water segment.




                             CORPORATE DIRECTORY

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

William F. Wright
Chairman

Kathleen M. Evans
President

Raymond F. Bentele
Retired, Former Chairman and CEO of
  Mallinckrodt, Inc.

William R. Hoppner /2/
Consultant

J. Tony Howard /2/
President of Nebraska Distributing Company

Stanley Mayer /1/
Consultant

Timothy R. Pestotnik /1/
Partner with the law firm
  Luce, Forward, Hamilton & Scripps, LLP

Allen D. Petersen /1/
Chairman of Draupnir LLP, Former Chairman and CEO of American Tool Companies, Inc.

/1/ Audit Committee
/2/ Compensation Committee


CORPORATE OFFICERS

William F. Wright
Chairman

Kathleen M. Evans
President

Eric J. Hinkefent
President of Chamberlin Natural Foods, Inc.
  and Health Food Associates, Inc.

Michael D. James
Secretary, Treasurer and
  Chief Financial Officer





CORPORATE HEADQUARTERS
AMCON Distributing Company
7405 Irvington Road
Omaha, Nebraska  68122
(402) 331-3727


TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572


INDEPENDENT AUDITORS
Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, Nebraska  68102


ANNUAL STOCKHOLDERS' MEETING
Thursday, March 13, 2003
9:00 a.m.



ADDITIONAL INFORMATION
The Annual Report on Form 10-K to the Securities and
Exchange Commission provides certain additional information and is available without charge upon request to Michael D. James, Secretary, Treasurer and Chief Financial Officer of the Company.


STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the American Stock Exchange. The symbol for the Common Stock is "DIT".


WEB SITE
http://www.amcon.com