Form 10-K, Exhibit 13
period 2003-09-26
AMCON DISTRIBUTING CO
filed 2003-12-24
CIK 928465

Exhibit 13.1




                      AMCON DISTRIBUTING COMPANY

                     INDEX TO 2003 ANNUAL REPORT


           Letter to Shareholders.........................      1

           Selected Financial Data........................      2

           Selected Quarterly Financial Data..............      3

           Market for Common Stock........................      4

           Management's Discussion and Analysis
              Forward Looking Statements..................      5
              Company Overview............................      5
              Industry Segment Overview...................      6
              Certain Accounting Considerations...........      8
              Critical Accounting Policies................     10
              Results of Operations.......................     11
              Liquidity and Capital Resources.............     18
              Off-Balance Sheet Arrangements..............     21
              Acquisitions and Dispositions...............     22
              Quantitative and Qualitative Disclosures
                 About Market Risk........................     22

           Report of Management...........................     23

           Independent Auditors' Report...................    F-1

           Consolidated Financial Statements .............    F-2

           Notes to Consolidated Financial Statements.....    F-6

           Corporate Directory


















December 24, 2003


To Our Shareholders:

In previous letters, we have talked about realigning your Company not only to maintain profitability but also to reduce our long-term reliance upon our Wholesale Distribution Segment. Our intention is to continue to remain profitable while proceeding with the realignment. We remained profitable in fiscal year 2003, as we were in fiscal year 2002. Accomplishing this was greatly assisted by the contributions of our Wholesale Distribution Segment, which had an excellent year in fiscal 2003 despite falling sales and increasing pressures on tobacco products.

A significant portion of our fiscal 2003 earnings were used to complete the construction of our facility for Hawaiian Natural Water Company in Hawaii and to establish The Beverage Group to market and distribute, not only our own products, but also other upscale beverages nationwide under exclusive contractual arrangements.

In addition to the construction of our new bottling plant in Hawaii, we recently completed our packaging and warehousing facility adjoining the bottling plant. We are now in a position to manufacture and ship significant quantities of product which, in turn, should allow that Hawaiian Natural Water Company to attain profitability. Even though most of fiscal year 2003 was occupied by completing the bottling plant and beginning construction of the packaging and warehousing facility, sales for that Hawaiian Natural Water Company did increase for the year and sales for fiscal 2004 should increase significantly.

The Beverage Group spent most of last year securing exclusive distribution agreements, hiring sales and marketing people, aligning with national and regional brokers, and negotiating sales agreements with various retailers. We are now at the point that the substantial background work has been completed and we anticipate sales for that company also to increase significantly during fiscal 2004.

The reorganization of the systems and management in the Retail Health Food Segment continued and its Midwestern stores began to show the positive results of these efforts. We expect to continue those efforts throughout fiscal 2004 and, in fact, plan to open at least one new store in the Midwest. In addition, we expect to focus even greater efforts on our Florida stores to improve their profitability.

We were happy to welcome John Loyack to our Board of Directors this year. John is the Chief Financial Officer of PNM Resources, Inc., a New York Stock Exchange company, and represents the type of individual that we expect to add
to our Board of Directors   that is, an independent, hardworking director
whose past experiences should help in contributing to our future successes.








Over the past year, the Securities and Exchange Commission and the American Stock Exchange have adopted new corporate governance rules. We have been aggressively working to comply with these requirements and commit to you, our Stockholders, that we will operate our Company above and beyond any requirements placed upon public companies. Even though many of those requirements are extremely expensive and time consuming for a small public company, we believe that it is important to set an example for our management, our Directors, our employees and, of course, our Stockholders.

We continue to appreciate your support as Stockholders of our Company. We believe that you will see the benefits of our reorganization in the future and, in the interim, hope that our dividend continues to pay you a fair return on your investment. Our efforts this past year and in prior years could not have been made without the hardworking, loyal support of our employees. For that, we are deeply indebted to them.

Very truly yours,




William F. Wright                     Kathleen M. Evans
Chairman of the Board                 President


SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from AMCON Distributing Company and its subsidiaries' (the "Company's") audited financial statements. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Consolidated Financial Statements and Notes thereto included in this Annual Report.


                               (Dollars in thousands, except per share data)
---------------------------------------------------------------------------------------------------
FISCAL YEAR                                  2003        2002        2001        2000        1999
---------------------------------------------------------------------------------------------------
Sales /1/...............................  $ 772,135   $ 847,117   $ 577,589   $ 422,901   $ 341,216
Cost of sales /1/.......................    711,974     785,193     531,903     378,138     309,422
                                         ----------------------------------------------------------
Gross profit............................     60,161      61,924      45,686      44,763      31,794
Operating expense.......................     55,334      54,774      44,706      37,847      23,937
                                         ----------------------------------------------------------
Income from operations..................      4,827       7,150         980       6,916       7,857
Interest expense........................      3,270       4,273       3,877       2,499       1,282
Other income, net.......................        (98)       (411)       (107)     (2,248)        (68)
                                         ----------------------------------------------------------
Income (loss) from continuing
      operations before income taxes....      1,655       3,288      (2,790)      6,665       6,643
Income tax expense (benefit)............        629       1,316      (1,018)      2,354       2,521
                                         ----------------------------------------------------------
Income (loss) from continuing
      operations........................      1,026       1,972      (1,772)      4,311       4,122
Income (loss) from discontinued
      operations, net of income taxes
      of $0, $0, $(963), $(239),
      and $175 respectively.............          -           -      (1,570)       (407)       (286)
                                         ----------------------------------------------------------
Net income (loss).......................  $   1,026   $   1,972   $  (3,342)  $   3,904   $   3,836
                                         ==========================================================

Basic earnings (loss) per share
  Continuing operations.................  $    0.32   $    0.65   $   (0.65)  $    1.58   $    1.51
  Discontinued operations...............          -           -       (0.57)      (0.15)      (0.10)
                                         ----------------------------------------------------------
Net basic earnings (loss) per share.....  $    0.32   $    0.65   $   (1.22)  $    1.43   $    1.41
                                         ==========================================================

Diluted earnings (loss) per share:
  Continuing operations.................  $    0.32   $    0.63   $   (0.65)  $    1.51   $    1.44
  Discontinued operations...............          -           -       (0.57)      (0.14)      (0.10)
                                         ----------------------------------------------------------
Net diluted earnings (loss) per share     $    0.32   $    0.63   $   (1.22)  $    1.37   $    1.34
                                         ==========================================================

Weighted average shares outstanding:
  Basic.................................  3,166,191   3,032,484   2,738,170   2,734,862   2,727,892
  Diluted...............................  3,222,253   3,109,179   2,738,170   2,853,320   2,855,419

Working capital /4/.....................  $  19,439   $  26,989   $  33,947   $  27,023   $  18,737
Total assets ...........................     99,499     104,586      99,197      73,192      68,589
Long-term obligations and subordinated
  debt /2/..............................     61,270      62,579      62,302      41,399      39,231
Shareholders' equity /3/................     17,301      16,699      13,363      16,855      13,258
Cash dividends declared per common share  $    0.12   $    0.12   $    0.12   $    0.12   $    0.08




   /1/ Sales incentives paid to customers have been reclassified from cost of sales to sales in accordance with Emerging Issues Task Force ("EITF") No. 01-9 "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" for fiscal years 2001 through 1999. For 2003 and 2002, these sales incentives are recorded in sales.

   /2/ Includes deferred taxes, noncurrent liabilities of discontinued operations, long-term debt, subordinated debt, and current portion of long-term and subordinated debt.

   /3/ Net of dividends declared of $0.4 million, $0.4 million, $0.3 million, $0.3 million, and $0.2 million in fiscal 2003, 2002, 2001 and 2000 and 1999, respectively.

   /4/ Current assets minus current liabilities.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected financial information for each of the eight quarters in the two fiscal years ended September 2003 and 2002. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report.

                                       (Dollars in thousands)
--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2003                              Fourth         Third        Second         First
--------------------------------------------------------------------------------------------------------
Sales ..................................    $ 207,456     $ 189,949     $ 177,009     $ 197,721

Gross profit............................       16,462        16,024        13,831        13,844

Income (loss) before income taxes.......          535         1,118          (438)          440

Net income (loss).......................          334           691          (274)          275

Basic earnings (loss) per share.........    $    0.10     $    0.22     $   (0.09)    $    0.09

Diluted earnings (loss) per share.......    $    0.10     $    0.22     $   (0.09)    $    0.09


--------------------------------------------------------------------------------------------------------
FISCAL YEAR 2002                              Fourth         Third        Second         First
--------------------------------------------------------------------------------------------------------
Sales ..................................    $ 224,071     $ 218,733     $ 194,159     $ 210,154

Gross profit............................       16,529        16,054        14,231        15,110

Income (loss) from continuing operations
 before income taxes....................        1,065         1,377           145           701

Net income .............................          648           843            90           391

Basic earnings (loss) per share.........    $    0.21     $    0.27     $    0.03     $    0.14

Diluted earnings (loss) per share.......    $    0.20     $    0.26     $    0.03     $    0.14

Quarterly earnings per share are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings per share amount.

MARKET FOR COMMON STOCK

The Company's common stock trades on the American Stock Exchange ("AMEX") under the trading symbol "DIT". The following table reflects the range of the high and low closing prices per share of the Company's common stock reported by AMEX for fiscal years 2003 and 2002. As of December 12, 2003, the closing stock price was $3.76 and there were 3,168,954 common shares outstanding. The Company has approximately 1,000 common shareholders of record and the Company believes that approximately 1,800 additional persons hold shares beneficially.

                    Fiscal Year 2003       Fiscal Year 2002
                    ---------------------------------------
                      High    Low             High     Low

      4th Quarter   $ 5.30  $ 4.34          $ 5.95   $ 3.25
      3rd Quarter     4.69    2.95            5.11     4.20
      2nd Quarter     5.84    3.41            4.88     4.10
      1st Quarter     6.09    4.55            4.80     3.80

During fiscal years 2003 and 2002, the Board of Directors declared cash dividends of $0.03 per share per quarter or $0.12 per share for each year. The Board of Directors will evaluate payment of future dividends at their regular meetings. The Company's revolving credit facility provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis.





















MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

This Annual Report, including the Letter to Shareholders, Management's Discussion and Analysis, and other sections, contains certain forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance, and financial results. Forward looking statements include information concerning the possible or assumed future results of operations of the Company and those statements preceded by, followed by or that include the words "future," "position," "anticipate(s)," "expect(s)," "believe(s)," "see," "plan," "further improve," "outlook," "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward looking statements: changing market conditions with regard to cigarettes and the demand for the Company's products, domestic regulatory risks, and competitive and other risks (such as overall business conditions) over which the Company has little or no control. Any changes in such factors could result in significantly different results. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance.

COMPANY OVERVIEW

AMCON Distributing Company ("AMCON" or the "Company") is primarily engaged in the wholesale distribution business in the Great Plains and Rocky Mountain regions of the United States. In addition, AMCON operates 13 retail health food stores and a non-alcoholic beverage business that includes a natural spring water bottling operation in the State of Hawaii and a marketing and distribution operation which is focused on selling the Company's Hawaiian natural spring water and other specialty beverages. As used herein, unless the context indicates otherwise, the term "ADC" means the wholesale distribution segment and "AMCON" or the "Company" means AMCON Distributing Company and its consolidated subsidiaries.

ADC operates six distribution centers located in Illinois, Missouri, Nebraska, North Dakota, South Dakota and Wyoming. ADC sells approximately 13,000 consumer products, including cigarettes and tobacco products, candy and other confectionery, beverages, groceries, paper products, health and beauty care products, frozen and chilled products and institutional food service products. ADC distributes products primarily to retailers such as convenience stores, discount and general merchandise stores, grocery stores and supermarkets, drug stores and gas stations. In addition, ADC services institutional customers, such as restaurants and bars, schools, sports complexes and vendors, as well as other wholesalers. On June 1, 2001, ADC acquired substantially all of the distribution business and net assets of



Merchants Wholesale, Inc. in Quincy, Illinois. This acquisition significantly increased the size of ADC's wholesale distribution business and allowed ADC to close an existing distribution center in Missouri in order to take advantage of synergies resulting from the acquisition of the Quincy, Illinois facility.

Our retail health food segment operates seven stores in Florida under the name Chamberlin's Market & Cafe and six stores in Oklahoma, Kansas, Missouri and Nebraska under the name Akin's Natural Foods Market. These stores carry a comprehensive line of approximately 35,000 natural and gourmet foods, supplements, herbs, natural cosmetics, homeopathic and sports nutrition products. Although this segment has not achieved profitability, operating results improved significantly in our Midwest stores in fiscal year 2003. Realignment of top management was completed in fiscal 2003. The implementation of a new central point-of-sale inventory control system is scheduled to be completed in the first quarter of fiscal 2004. Management's confidence in improved financial performance has resulted in expansion plans including the addition of at least one new store in fiscal 2004 and one to two new stores in fiscal 2005.

Our beverage segment consists of Hawaiian Natural Water Company, Inc. ("HNWC") and The Beverage Group Inc. ("TBG"). HNWC bottles natural spring water from an exclusive source located on the Big Island of Hawaii. HNWC currently markets its products primarily in the State of Hawaii, but has recently expanded marketing to the mainland United States and certain international markets. HNWC was acquired during the first quarter of fiscal 2002 and completed an upgrade of its bottling equipment in fiscal 2002 in order to increase its production capacity. During the second quarter of fiscal 2003, HNWC began construction of an expanded warehouse and packaging building at its plant in Hawaii which will be completed in the first quarter of fiscal 2004. HNWC has historically operated at a loss and is expected to continue to do so until it is able to complete the planned expansion of its markets. AMCON's wholly-owned subsidiary, TBG, focuses on marketing and distribution of HNWC bottled water products and other beverages including Hype Energy Drink/TM/, Royal Kona Coffee/R/, Bottle Green/R/ and Bahia/R/ drinks and Xterra/R/, a line of sports beverages and energy bars, in the United States, Canada and Mexico.

AMCON completed the sale of its health and natural foods distribution business in fiscal 2001. As a result, the Company's financial data for fiscal year 2001 reflects the former health and natural food distribution business as a discontinued operation.

INDUSTRY SEGMENT OVERVIEWS

The wholesale distribution industry continues to consolidate as larger distribution companies acquire smaller companies. Competition and pressure on profit margins continue to affect both large and small distributors and demands that distributors consolidate in order to become more efficient.




Although ADC sells a diversified line of products, it remains dependent on cigarette sales, which represented approximately 73% of total revenue and 37% of gross profit in fiscal 2003. Overall cigarette consumption in the United States continues to decline and many retailers, such as grocery stores and general merchandise stores, have discontinued the sale of cigarettes. As a result, convenience stores and tobacco stores, which represent ADC's largest customer base, have increased their share of the cigarette market. This trend has partially mitigated the effect of lower overall cigarette consumption on the Company's sales. However, over the past few years as prices for national cigarette brands have increased (primarily to cover payments to states in accordance with the Master Settlement Agreement signed in 1998) and state excise taxes have increased to help fund state budget deficits, sales of national cigarette brands have decreased at a more rapid rate than for all cigarettes. For example, as reported in Altria Inc.'s 2002 Annual Report, U.S. cigarette industry shipment volume in 2002 declined 3.7%, while shipments from Philip Morris declined 7.5%. At the same time, sales of value-priced cigarettes have actually increased.

Generally, wholesale cigarette distributors align themselves as either national brand distributors or value-priced distributors. Since a national brand distributor derives a significant amount of its gross profit from selling national cigarette brands, it is generally a detriment to gross profit to focus sales efforts on value-priced brands. The loss of one key customer that was acquired and several smaller customers due to competitive pricing strategies, combined with ADC's alignment as primarily a national brand distributor, has resulted in a higher rate of decline in cigarette carton sales (9.0%) than the national average as reported in Altria Inc.'s 2002 Annual Report, when compared to the prior year.

Changes in manufacturers' cigarette pricing over the past decade and increases in state excise taxes over the past year have greatly affected the market for value-priced, generic and private label cigarettes. Although sales of ADC's private label cigarettes have steadily declined over the past nine years due to the relatively small price differential between its private label brands and national brands, and the increasing price differential between our brands and new value-priced, generic and import brands, ADC's net income in fiscal 2003 and prior years remained heavily dependent on sales of private label cigarettes and the volume discounts it received from manufacturers in connection with these sales. The Company entered into a new private label cigarette manufacturing agreement with Philip Morris effective October 1, 2002. The new agreement ends on December 31, 2004, and ADC has two one-year renewal options. However, given the current cigarette industry environment, terms of the new agreement are not as favorable to the Company as the prior agreement, and, as a result, gross profit related to private label cigarettes decreased by $1.4 million in fiscal 2003 compared to fiscal 2002. The Company expects that gross profit related to private label cigarettes will decrease by up to $1.0 million in fiscal 2004, as compared to fiscal 2003.





The retail natural foods industry is highly fragmented, with more than 9,000 stores operated independently or as part of small chains. The two leading natural food chains continue to expand their geographic markets. In addition, conventional supermarkets and mass market outlets have increased their emphasis on natural products.

This business climate subjects operating income to a number of factors which are beyond the control of management, such as competing retail stores opening in close proximity to AMCON's retail stores and manufacturers' changing prices and promotional programs.

The natural bottled water and beverage business is also highly competitive. All of the popular national brands of natural water, plus several local brands, are sold in Hawaii, which is presently HNWC's primary market. HNWC competes primarily by differentiating its products from those of its competitors due to the fact that it is the only producer of natural spring water bottled in Hawaii. In addition to marketing HNWC's natural spring water products, TBG has acquired exclusive licenses to market and distribute several premium beverage products which are being marketed as a portfolio of specialty beverages.

CERTAIN ACCOUNTING CONSIDERATIONS

During fiscal 2002 the Company acquired HNWC. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," the Company used the purchase method of accounting to record the business combination. Recorded intangibles, primarily the HNWC tradename, were separately identified and recognized. No goodwill was recognized in the acquisition.

SFAS No. 142 "Goodwill and Other Intangible Assets," requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead will be reviewed for impairment and written down and charged to results of operations only in the periods in which the impairment recognition criteria has been met and the recorded value of goodwill and certain intangibles is more than its measured fair value. Due to the adoption of SFAS No. 142 by the Company at the beginning of fiscal 2003, the Company no longer amortizes goodwill, tradenames and other intangible assets considered to have indefinite useful lives. Goodwill, tradenames and other intangible assets not subject to amortization are now reviewed periodically to determine if their recorded values exceed their fair values. If the recorded value of these assets is determined to be impaired, it will be written down to fair value and the write down will be charged to operations during the period in which the impairment is recognized. Management obtained an independent valuation of its goodwill and intangible assets and the Company did not recognize an impairment charge in the first quarter of fiscal 2003 due to the implementation of SFAS No. 142, nor did it incur an impairment charge in fiscal 2003 upon completion of the annual independent valuation.





In March 2003, the Financial Accounting Standards Board ("FASB") added a project to address issues related to share-based payments. In April 2003, the FASB decided that goods and services, including employee stock options, received in exchange for stock-based compensation should be recognized in the income statement as an expense, with the cost measured at fair value. An exposure draft is expected in the first quarter of calendar 2004 and a final statement could be effective in 2004.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS No. 149 amends SFAS No. 133 for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In particular, SFAS No. 149 clarifies when a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS No. 149 is effective for AMCON for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No.
150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for AMCON for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 (the fourth quarter of fiscal 2003 for AMCON). It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Management is not aware of any events or circumstances that would create a significant impact on future operating results upon adoption of SFAS No. 149 and SFAS No. 150.

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

Years cited herein refer to AMCON's fiscal years. AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual years ended September 26, 2003, September 27, 2002, and September 28, 2001. Fiscal years 2003, 2002, and 2001 each comprised 52 weeks.

CRITICAL ACCOUNTING POLICIES

Certain accounting policies used in the preparation of the Company's financial statements require management to make judgments and estimates and the financial results reported may vary depending on how management makes these judgements and estimates. The following are summaries of the most critical accounting policies relating to the Company's financial statements. The Company's Audit Committee has reviewed the development, selection and disclosure of the critical accounting policies.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. The Company maintains an allowance for doubtful accounts to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the receivable portfolio.

INVENTORIES. Inventories consist primarily of finished products purchased in bulk quantities to be sold to the Company's customers. An allowance for obsolete inventory is maintained to reflect the expected unsaleable or unrefundable inventory based on an evaluation of slow moving products, obsolete inventories and discontinued products.

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS. Goodwill associated with the excess purchase price over the fair value of assets acquired and other identifiable intangible assets, such as trademarks and tradenames, with indefinite useful lives are no longer amortized, but are reviewed periodically (at least annually) to determine if the recorded values exceed the fair market values of the assets. If impairment exists, the impairment write-down will be charged to operations during the period in which the impairment is recognized. Identifiable intangible assets that are considered to have definite useful lives are amortized on the straight-line method over their estimated useful lives.

REVENUE RECOGNITION. The Company recognizes revenue when products are delivered to customers, which generally is the same day products are shipped, or sold to consumers in stores. Sales are shown net of returns, discounts, and sales incentives to customers.

INSURANCE. The Company's insurance for worker's compensation, general liability and employee-related health care benefits are provided through high-deductible or self-insured programs. As a result, the Company accrues worker's compensation liability based upon the claim reserves established by a third-party administrator each month. The employee health insurance benefit liability is based on the Company's historical claims experience rate. The reserves associated with the exposure to these self-insured liabilities are reviewed by management for adequacy at the end of each reporting period.








RESULTS OF OPERATIONS

The following table sets forth an analysis of various components of the Statements of Operations as a percentage of sales for fiscal years 2003, 2002, and 2001:

                                                        Fiscal Years
                                                 ----------------------------
                                                   2003       2002     2001
                                                 ----------------------------
Sales..........................................    100.0%    100.0%   100.0%

Cost of sales..................................     92.2      92.7     92.1
                                                 ----------------------------

Gross profit...................................      7.8       7.3      7.9

Selling, general and
   administrative expenses.....................      6.9       6.1      7.3

Depreciation and amortization..................      0.3       0.4      0.4
                                                 ----------------------------

Income from operations.........................      0.6       0.8      0.2

Interest expense...............................      0.4       0.5      0.7

Other income, net..............................        -      (0.1)       -
                                                 ----------------------------

Income (loss) from continuing operations
 before income taxes...........................      0.2       0.4     (0.5)

Income tax expense (benefit)...................      0.1       0.2     (0.2)
                                                 ----------------------------
Income (loss) from continuing operations.......      0.1       0.2     (0.3)

Loss from discontinued operations..............        -         -     (0.3)
                                                 ----------------------------

Net income (loss)..............................      0.1%     0.2%     (0.6)%
                                                 ============================






FISCAL YEAR 2003 VERSUS FISCAL YEAR 2002.   Sales for fiscal year 2003
decreased 8.9% to $772.1 million, compared to $847.1 million for fiscal year 2002. Sales increases (decreases) by business segment are as follows (dollars in millions):

              Wholesale distribution segment       $ (77.7)
              Retail health food stores segment        1.4
              Beverage segment                         1.5
              Intersegment eliminations               (0.2)
                                                   -------
                                                   $ (75.0)
                                                   =======

Sales from the wholesale distribution business decreased by $77.7 million for fiscal 2003 as compared to fiscal 2002. Of the total decrease, $75.6 million was attributable to a decrease in sales of cigarettes, with $44.0 million of the decrease related to a decrease in cigarette prices on Philip Morris and Brown & Williamson brands beginning in the second quarter of 2003. Although the Philip Morris price reduction program was communicated as a temporary reduction, Philip Morris has extended the program through January 2004 and could extend it further. Brown & Williamson stated that their price reduction program is permanent. The remaining decrease in cigarette sales of $31.6 million resulted primarily from a 9.0% reduction in carton volume. See discussion above under INDUSTRY SEGMENT OVERVIEWS for additional information regarding cigarette sales trends. Sales of tobacco, confectionery and other products accounted for the remainder of the decrease as sales of these products decreased by $2.1 million or 1.2% over the prior year due to loss of several key customers during the year. We continue to market our full service capabilities in an effort to differentiate our Company from competitors who utilize pricing as their primary marketing tool and anticipate increases to our customer base in fiscal 2004 as a result of those efforts.

Sales from the retail health food segment increased by $1.4 million when compared to the prior year due in part to increased demand for low carbohydrate products. Improvements in the Midwest retail stores increased sales 9.1% over the prior year, more than offsetting lower than expected sales in the Florida market, which continues to suffer from decreased tourist trade and general economic depression. Management continues to review strategies to improve sales in the retail segment including evaluation of the siting, layout and design of its retail locations, purchasing strategies, product offerings and presentation and promotional activities.

The beverage segment accounted for $3.7 million of sales for fiscal 2003, compared to $2.2 million in fiscal 2002. The water bottling operation, which was acquired during the latter part of the first quarter of fiscal 2002, generated sales of $3.2 million during fiscal 2003. The marketing and distribution business, which accounted for $0.5 million of the sales, was started in the first quarter of 2003.

There were $0.2 million of intersegment sales eliminated in consolidation for fiscal 2003, all of which related to beverage segment sales to wholesale distribution. There were no intersegment sales for the same period in 2002.


Gross profit decreased 2.8% to $60.2 million for fiscal year 2003 compared to $61.9 million for the prior fiscal year. Gross profit as a percentage of sales increased to 7.8% for the year compared to 7.3% for fiscal 2002. Gross profit by business segment is as follows (dollars in millions):

                                      2003      2002    Incr/(Decr)
                                    -------------------------------
Wholesale distribution segment      $ 46.6    $ 48.4     $ (1.8)
Retail health food stores segment     13.2      13.2          -
Beverage segment                       0.4       0.3        0.1
                                    -------------------------------
                                    $ 60.2    $ 61.9     $ (1.7)
                                    ===============================

Gross profit from our wholesale distribution business for fiscal 2003 decreased approximately $1.8 million, as compared to the prior year, primarily due to a decrease of $1.6 million in incentive payments received on our private label cigarettes, the absence of cigarette price increases and state excise tax increases during fiscal 2003 which together contributed $1.9 million to gross profit in fiscal 2002, and a decrease in incentive allowances received primarily from cigarette manufacturers on products other than private label cigarettes of approximately $1.5 million (net of amounts paid to customers). The above decrease in gross profit was partially offset by a $1.8 million decrease in cost of sales to account for a reduction in the LIFO reserve and a $1.4 million increase in gross profit from sales of other products.

Gross profit from our retail health food segment of $13.2 million was constant compared to the prior year even with a $0.3 million charge to cost of sales (or a decrease in gross profit) resulting from an increase in the LIFO reserve. Gross profit increased slightly in our Midwest stores, but was partially offset by a decrease in gross profit in our Florida stores.

Gross profit from our beverage segment increased by $0.1 million over the prior year. The increase was due to a full year of sales in the current year from HNWC compared to nine months in the prior year, and new sales generated in the segment from the formation of TBG in the first quarter of 2003.

Gross profit as a percentage of sales for fiscal 2003 increased primarily due to the manufacturers' cigarette price decreases discussed above. Since our gross profit per cigarette carton sold did not change materially after the price decrease, gross profit expressed as a percentage of sales increased.

Total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, increased 1.0% or $0.6 million to $55.3 million compared to fiscal 2002.






Our wholesale distribution segment reduced operating costs by approximately $2.3 million due to efficiencies gained in its selling, warehousing and delivery areas, primarily in the Quincy distribution center. In addition, the absence of goodwill amortization accounted for a reduction of approximately $0.2 million. Administrative costs increased by approximately $0.2 million, compared to fiscal 2002, primarily due to increased professional fees principally related to compliance with the Sarbanes-Oxley Act, related AMEX listing standards, and SEC rules.

Total operating expense in our retail health food segment decreased by approximately $0.1 million. Operating costs increased by approximately $0.5 million primarily due to additional labor and travel costs, but were offset by the absence of tradename and goodwill amortization of approximately $0.6 million.

The beverage segment, which began late in the first quarter of fiscal 2002 with the acquisition of HNWC, incurred $4.5 million in operating expenses during fiscal 2003, an increase of approximately $2.9 million over the prior year. The increase was due primarily to $1.7 million of expenses attributable to TBG which was formed late in the first quarter of fiscal 2003 and a full 12 months of operation for the natural spring water bottling operation, compared to nine months in the prior year.

As a percentage of sales, total operating expenses increased to 7.2% from 6.5% for the prior year. This increase is primarily the result of the reduction in sales due to the cigarette manufacturers' price decrease and other factors discussed above. We did not experience a significant increase in operating expenses; therefore, since total sales decreased but operating expenses only increased slightly, operating expense expressed as a percentage of sales increased.

As a result of the above, income from operations for fiscal 2003 decreased $2.3 million to $4.8 million, compared to fiscal 2002.

Interest expense for fiscal year 2003 decreased 23.5% to $3.3 million compared to $4.3 million during the prior year. The decrease was primarily due to a reduction in average interest rates of approximately 0.65% and a reduction in average debt outstanding of approximately $5.5 million in the wholesale segment, partially offset by an increase in average debt outstanding of approximately $1.2 million in the beverage segment.

Other income for fiscal year 2003 of $0.1 million was comprised primarily of interest income of $0.1 million, proceeds from a settlement related to a former distribution facility of $0.1 million, and gains on sales of available-for-sale securities of $0.3 million. The above items were offset by losses of $0.4 million associated with writing down nonoperating assets held for sale to their fair market value. Other income for fiscal 2002 of $0.5 million was generated primarily by gains of $0.3 million associated with the sale of available-for-sale securities, $0.2 million related to forgiveness of certain debts from former suppliers to the natural spring water bottling operation, interest income and dividends received on available-for-sale securities. Also included in other expense (income) in fiscal 2002 was $0.1 million equity in losses from our minority investment in HNWC before we acquired this company in December 2001.

As a result of the above factors, income from continuing operations for fiscal year 2003 was $1.0 million compared to $2.0 million in fiscal 2002.

FISCAL YEAR 2002 VERSUS FISCAL YEAR 2001.   Sales for fiscal year 2002,
increased 46.7% to $847.1 million, compared to $577.6 million for fiscal year 2001. Sales increases (decreases) by business segment are as follows (dollars in millions):

              Wholesale distribution segment         $ 267.5
              Retail health food stores segment         (0.2)
              Water bottling operation segment           2.2
                                                     -------
                                                     $ 269.5
                                                     =======

Sales from the wholesale distribution business increased by $267.5 million for fiscal 2002 as compared to fiscal 2001. Sales from our distribution business in Quincy, Illinois, which was acquired in the third quarter of fiscal 2001, accounted for $253.7 million of the increase. The remaining increase of $13.8 million was attributable primarily to increases in cigarette sales of approximately $12.3 million over the prior year as a result of price increases, which more than offset a 1.3% decline in comparable carton volume. Sales of tobacco, confectionery and other products accounted for the remainder of the increase as sales of these products increased by $1.5 million or 1.1% over the prior year where sales growth was negatively impacted by the unusually severe winter in the Midwest that inhibited travel and other outdoor activities. Pricing strategies implemented by several competitors beginning in 2001 negatively impacted sales growth.

Sales from the retail health food segment decreased by $0.2 million when compared to the prior year due to the closing of a store during the fourth quarter of fiscal 2001. Sales at this store totaled approximately $0.7 million during fiscal 2001. Same store sales increased by $0.5 million, or 1.8% over the prior year. Competition by national chains who have opened stores in the same markets as AMCON's stores and an overall softening of the natural food retail market in past years hampered sales growth in the retail health food segment.

The natural spring water bottling operation in Hawaii, which was acquired during the latter part of the first quarter of fiscal 2002, generated sales of $2.2 million during fiscal 2002. The operating results of the water bottling operation are included in the Company's consolidated financial statements from the date of acquisition.




Gross profit increased 35.5% to $61.9 million for fiscal year 2002 compared to $45.7 million for the prior fiscal year. Gross profit as a percentage of sales decreased to 7.3% for the year compared to 7.9% for fiscal 2001. Gross profit by business segment was as follows (dollars in millions):

                                    2002      2001    Incr/(Decr)
                                  -------------------------------
Wholesale distribution            $ 48.4    $ 33.8     $ 14.6
Retail health food stores           13.2      11.9        1.3
Water bottling operation             0.3         -        0.3
                                  -------------------------------
                                  $ 61.9    $ 45.7     $ 16.2
                                  ===============================

Gross profit from our wholesale distribution business for fiscal 2002 was favorably impacted by our acquisition of the new Quincy distribution facility that contributed $11.9 million of the increase in gross profit. Excluding Quincy, gross profit for the year increased approximately $2.7 million as compared to the prior year. This increase was primarily due to a favorable margin impact of approximately $0.7 million resulting from inventory levels at the time of price increases turning at a lower cost relative to the new sales price, a $0.8 million lower charge to cost of sales to account for the LIFO reserve, and increases in the sales of cigarettes and other products which produced an increase in gross profit of $2.3 million when compared to the prior year. The above increases were partially offset by a decrease of $0.6 million in gross profit from sales of our private label cigarettes and increases in incentive allowances of approximately $0.5 million paid to customers, net of amounts received from manufacturers, as compared to the prior year.

The retail health food segment increased gross profits by $1.3 million compared to the prior year. The increase was primarily the result of a realignment of top management which resulted in better inventory management and purchasing strategies.

Gross profit from the natural spring water bottling operation, which was acquired at the end of the first quarter of the year, was $0.3 million for fiscal 2002.

Gross profit as a percentage of sales for fiscal 2002 declined primarily due to cigarette sales increasing as a percentage of total sales. Although the price of cigarettes continued to increase, our gross margin dollars remained relatively constant and even decreased in certain markets due to competitive pressures.

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

As a percentage of sales, total operating expenses decreased to 6.5% from 7.7% for the prior year. This decrease was primarily due to the acquisition of the Quincy distribution business which brought the wholesale distribution segment's operating costs as a percentage of sales down to 5.0% for fiscal 2002 compared to 5.6% for fiscal 2001.

As a result of the above, income from operations for fiscal 2002 increased $6.2 million to $7.2 million, compared to fiscal 2001.

Interest expense for fiscal year 2002 increased 10.2% to $4.3 million compared to $3.9 million during the prior year. The increase was due to debt incurred in the third quarter of fiscal 2001 to acquire the Quincy, IL distribution business and distribution facility, net interest paid under an interest rate swap contract that was assumed in the Quincy acquisition totaling $1.9 million over the prior year, and $0.2 million related to the Hawaiian water bottling operation. These increases in interest expense were offset by reductions in interest of $0.6 million related to a decline in the remaining average debt balances and $1.1 million related to valuation adjustments on the interest rate swap contract, which are included in interest expense.

Other income for fiscal year 2002 of $0.5 million was generated primarily by gains of $0.3 million associated with the sale of available-for-sale securities, $0.2 million related to forgiveness of certain debts from former suppliers to the Hawaiian water bottling operation, and interest income and dividends received on investment securities. Other income for fiscal year 2001 of $0.2 million was generated primarily by interest income and dividends received on investment securities.

Included in other expense (income) is equity in loss of an unconsolidated affiliate of $0.1 million, respectively for 2002 and 2001, which represented AMCON's ownership interest in the losses of HNWC prior to acquiring the company in December 2001.

The Company's effective tax rate was 40.0% in fiscal 2002, compared to 36.5% in fiscal 2001. The higher rate in fiscal 2002 was primarily attributable to state tax benefits not being recognized in states where separate tax returns are filed for subsidiaries that incur losses.

As a result of the above factors, income from continuing operations for fiscal year 2002 was $2.0 million compared to a loss from continuing operations of $1.8 million for fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

As of September 2003, our liquidity was provided by cash on hand of $0.7 million and approximately $17.0 million available under a revolving credit facility with a capacity of $55.0 million. During fiscal year 2003, AMCON generated cash flow of approximately $5.5 million from operating activities primarily through net income and decreases in accounts receivable and inventory. Cash of $3.2 million was utilized in investing activities during the year for capital expenditures and cash of $0.4 million was provided by investing activities through sales of fixed assets and available-for-sale securities. Cash provided by financing activities includes $0.9 million in net proceeds from long term debt which was used primarily to purchase fixed assets. In addition, $2.8 million of cash was used in financing activities to pay down long-term and subordinated debt and $0.4 million was used for payment of dividends to shareholders.

The Company makes capital expenditures primarily for equipment for its distribution facilities including computers, delivery vehicles and warehouse equipment, remodeling of existing retail health food stores, and equipment and leasehold improvements for its natural spring water bottling operation. The Company has historically financed its working capital requirements with a combination of internally generated funds and bank borrowings. Cash provided by operating activities approximated $5.5 million in fiscal 2003, compared to cash provided of approximately $2.1 million in fiscal 2002 and $5.7 million in fiscal 2001. Capital expenditures during those periods were approximately $3.1 million, $2.7 million and $1.2 million, respectively. Any remaining cash provided by operations was applied to debt service.

The Company had working capital (current assets less current liabilities) of approximately $19.4 million as of fiscal year end 2003 compared to $27.0 million at fiscal year end 2002. The decrease in working capital was primarily attributable to $6.0 million of subordinated debt becoming current as of year end 2003, financing leasehold improvements and other capital asset acquisitions related to the Hawaii natural spring water bottling operation, and funding the cash needs of the beverage marketing and distribution business with short term borrowings. The Company's ratio of debt to equity decreased to 3.45 at fiscal year end 2003 compared to 3.69 at fiscal year end 2002. This decrease in debt to equity ratio is due primarily to net income earned by the Company during fiscal 2003 which resulted in an increase to equity.












The following table summarizes our outstanding contractual obligations and commitments as of fiscal year end 2003:

                                 Payments Due By Period
  ------------------------------------------------------------------------------------------
    Contractual                 Fiscal     Fiscal     Fiscal    Fiscal    Fiscal
    Obligations       Total      2004       2005       2006      2007      2008   Thereafter
  ------------------------------------------------------------------------------------------
  Long-term debt    $ 49,301   $ 14,927   $ 28,180   $  6,194   $     -   $     -   $     -

  Subordinated debt    8,739      7,763        976          -         -         -         -

  Capital lease        1,701        421        489        486       284        21         -

  Operating leases    22,981      5,150      4,616      3,829     2,269     1,617     5,500
                    ------------------------------------------------------------------------

  Total             $ 82,722   $ 28,261   $ 34,261   $ 10,509   $ 2,553   $ 1,638   $ 5,500
                    ========================================================================


                      Total
  Other Commercial   Amounts    Fiscal     Fiscal     Fiscal    Fiscal    Fiscal
    Obligations     Committed    2004       2005       2006      2007      2008   Thereafter
  ------------------------------------------------------------------------------------------

  Lines of credit   $ 59,750   $  4,750   $ 55,000   $      -   $     -   $    -    $     -

  Letters of credit      967        967          -          -         -        -          -
                    ------------------------------------------------------------------------

  Total             $ 60,717   $  5,717   $ 55,000   $      -   $     -   $    -    $     -
                    ========================================================================

ADC maintains a revolving credit facility (the "Facility") with LaSalle Bank which allows it to borrow up to $55.0 million at any time, subject to eligible accounts receivable and inventory requirements. As of fiscal year end 2003, the outstanding balance on the Facility was $38.0 million. The Facility bears interest at a variable rate equal to the bank's base rate, which was 4.00% at September 2003, or LIBOR plus 2.50%, as selected by the Company. As discussed under "Qualitative and Quantitative Disclosures about Market Risk", a notional amount of $15.0 million is subject to interest rate swap agreements which have the effect of converting this amount to a fixed rate ranging between 4.38% and 4.87%. In addition, the Company is required to pay an unused commitment fee equal to 0.25% per annum on the difference between the maximum loan limit and average monthly borrowing for the month. The Facility is collateralized by all of ADC's equipment, intangibles, inventories, and accounts receivable. In December 2003, the due date of the Facility was extended to June 2005.






The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to HNWC, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual debt service coverage ratio of 1.0 to 1.0, and a minimum tangible net worth of $9.0 million for fiscal 2003. In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries.
The Facility also provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis. The Company was in compliance with its debt covenants at September 2003.

The Company has a $2.8 million credit facility with a bank to be used to fund operating activities at our natural spring water bottling operation in Hawaii, (the "Beverage Facility"). Borrowings under the Beverage Facility bear interest at the bank's base rate plus 1.0%, which equaled 6.75% at September 2003. As of September 2003, the outstanding balance under the Beverage Facility was $2.8 million. The Beverage Facility is guaranteed by the Company's Chairman.

The Company has a $2.0 million credit facility with a bank collateralized by inventories of the Retail segment (the "Retail Facility"). Borrowings under the Retail Facility bear interest at the bank's base rate plus 1.0%, which equaled 6.75% at September 2003. As of September 2003, the outstanding balance under the Retail Facility was $2.0 million.

The Company borrowed $6.9 million from a bank, at a fixed rate of 7.5%, to purchase the distribution facility in Quincy, IL, referred to herein as the Real Estate Loan, and to retire term debt. The Real Estate Loan is amortized on a 20 year basis with a balloon payment due on June 1, 2006. The Real Estate Loan is collateralized by the Company's two owned distribution facilities. As of September 2003, the outstanding balance on the Real Estate Loan was approximately $6.6 million.

The acquisition of the Quincy distribution business provides for deferred payments to be made to the seller totaling $3.4 million (plus interest). These deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of September 2003, the outstanding obligation to the seller was approximately $1.8 million.



The Company has borrowings under an 8% Convertible Subordinated Note (the "Convertible Note") and a Collateralized Promissory Note (the "Collateralized Note"), in addition to borrowings under the Facility which were used to purchase all of the common stock of Health Food Associates, Inc. Both the Convertible Note and the Collateralized Note have five-year terms and bear interest at 8% per annum. Principal on the Convertible Note is due in a single payment at maturity. Principal on the Collateralized Note is payable in installments of $0.8 million per year with the balance due at maturity. The Collateralized Note is collateralized by a pledge of the stock of Health Food Associates, Inc. The principal balance of the Convertible Note may be converted into stock of The Healthy Edge, Inc. (formerly Food For Health Co., Inc.) under circumstances set forth in the Convertible Note. As of September 2003, the outstanding balances of the Convertible Note and the Collateralized Note were $2.0 million and $4.8 million, respectively. Both the Convertible Note and the Collateralized Note are due in September 2004. The Company is currently considering various restructuring alternatives for these notes.

The Company has borrowings under various notes to purchase the assets of health food stores and water bottling equipment. The notes have terms ranging from three to five years with principal and interest payments due monthly. As of fiscal year end 2003, the outstanding balance of those notes was approximately $0.2 million.

In connection with the purchase of the Quincy distribution business and HNWC, the Company assumed several capital leases for office equipment, automobiles and warehouse equipment. In addition, the Company entered into a new capital lease in September 2003 in connection with the acquisition of new water bottling and packaging equipment. As of September 2003, the outstanding balances on the capital leases totaled approximately $1.7 million.

In connection with the discontinued operations of the health and natural foods distribution business, AMCON is obligated on a letter of credit issued to the buyer in the amount of $0.1 million which expires in March 2004. In addition, AMCON has a letter of credit in the amount of approximately $0.8 million that is required to be issued to our workers compensation insurance carrier as part of our self-insured loss control program.

The Company believes that funds generated from operations, supplemented as necessary with funds available under the revolving credit facilities, will provide sufficient liquidity to cover debt service and any reasonably foreseeable future working capital and capital expenditure requirements associated with existing operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably expected to have a material effect on the Company's financial position or results of operations.





ACQUISITIONS AND DISPOSITIONS

On June 1, 2001, AMCON completed the acquisition of substantially all of the distribution business and net assets of Merchant's Wholesale, Inc. located in Quincy, Illinois (the "Quincy" distribution business). In addition, the Company purchased a 206,000 square foot building occupied by Merchants and owned by Merchants' sole stockholder.

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

On March 23, 2001, AMCON sold the assets of Food For Health Co. Inc. for $10.3 million, subject to certain adjustments. That sale is reflected as discontinued operations in AMCON's consolidated financial statements.
Results from the discontinued operations have been excluded from income from continuing operations in the accompanying consolidated statements of operations. The effects of the discontinued operations on net income and per share data are reflected within the accompanying consolidated statements of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate risk on its variable rate debt. At September 2003, we had $27.7 million of variable rate debt outstanding (excluding $15.0 million variable rate debt which is fixed through the swaps described below), with maturities through June 2005. The interest rates on this debt ranged from 3.49% to 6.75% at September 2003. Through December 31, 2001, we had the ability to select the bases on which our variable interest rates were calculated by selecting an interest rate based on our lender's base interest rate or based on LIBOR. This provided management with some control of our variable interest rate risk. Effective January 1, 2002, the LIBOR borrowing rate option was removed. We negotiated reinstatement of the LIBOR borrowing option in April 2003. We estimate that our annual cash flow exposure relating to interest rate risk based on our current borrowings is approximately $0.2 million for each 1% change in our lender's prime interest rate.








In June 2003, the Company entered into two interest rate swap agreements with a bank in order to mitigate the Company's exposure to interest rate risk on this variable rate debt. Under the agreements, the Company agrees to exchange, at specified intervals, fixed interest amounts for variable interest amounts calculated by reference to agreed-upon notional principal amounts of $10.0 million and $5.0 million. The interest rate swaps effectively convert $15.0 million of variable-rate senior debt to fixed-rate debt at rates of 4.87% and 4.38% on the $10.0 million and $5.0 million notional amounts through the maturity of the swap agreements on June 2, 2006 and 2005, respectively. These interest rate swap agreements have been designated as hedges and are accounted for as such for financial accounting purposes.

We do not utilize financial instruments for trading purposes and hold no derivative financial instruments other than the interest rate swaps which could expose us to significant market risk.

In addition, we are exposed to market risk relating to our available-for-sale investment in the common stock of Consolidated Water Company Limited ("CWCO"), a public company traded on the NASDAQ National Market. At September 2003 and 2002 we held 30,000 and 50,000 shares, respectively, of common stock of CWCO valued at approximately $0.5 million and $0.6 million. We value this investment at market and record price fluctuations in shareholders' equity as unrealized gain or loss on investments. The unrealized gain on CWCO shares was approximately $0.5 million at September 2003 and 2002, respectively. We sold 20,000 shares of CWCO common stock in fiscal 2003 and realized a gain of $0.3 million on the sale.


REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying consolidated financial statements. The consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. Deloitte & Touche LLP, independent auditor, has audited our consolidated financial statements as of and for the fiscal years ended September 26, 2003, September 27, 2002 and September 28, 2001.

The Company maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. The control systems are evaluated annually by the Company.


William F. Wright         Kathleen M. Evans         Michael D. James
Chairman                  President                 Secretary, Treasurer and
                                                     Chief Financial Officer

December 24, 2003


INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of AMCON Distributing Company:

We have audited the accompanying consolidated balance sheets of AMCON Distributing Company and its subsidiaries (the "Company") as of September 26, 2003 and September 27, 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended September 26, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMCON Distributing Company and its subsidiaries as of September 26, 2003 and September 27, 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for goodwill and other intangible assets.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
December 24, 2003

CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company and Subsidiaries

-----------------------------------------------------------------------------------------------------
Fiscal Year End September                                               2003                  2002
-----------------------------------------------------------------------------------------------------

ASSETS
Current assets:
  Cash                                                           $     668,073         $     130,091
  Accounts receivable, less allowance for
   doubtful accounts of $0.8 million and $0.6                       28,170,129            31,216,783
   million in 2003 and 2002, respectively
  Inventories                                                       32,489,051            35,744,074
  Income tax receivable                                                      -               981,054
  Deferred income taxes                                              1,568,476               324,369
  Other                                                                581,950               393,365
                                                                 -------------          ------------
          Total current assets                                      63,477,679            68,789,736

Fixed assets, net                                                   16,951,615            16,096,124
Available-for-sale investments                                         512,694               562,000
Goodwill                                                             6,091,397             6,091,397
Other Intangible Assets                                             11,420,542            11,804,289
Other assets                                                         1,045,503             1,242,923
                                                                 -------------          ------------
                                                                 $  99,499,430          $104,586,469
                                                                 =============          ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                               $  15,092,091          $ 19,873,851
  Accrued expenses                                                   3,715,370             3,969,164
  Accrued wages, salaries, bonuses                                   1,462,678             1,371,310
  Income tax payable                                                   540,414                     -
  Current liabilities of discontinued operations                       117,612                93,558
  Current portion of long-term debt                                 15,348,167            14,783,967
  Current portion of subordinated debt                               7,762,666             1,708,986
                                                                 -------------         -------------
          Total current liabilities                                 44,038,998            41,800,836

Deferred income taxes                                                1,367,367               788,316
Noncurrent liabilities of discontinued operations                      161,025               197,024
Long-term debt, less current portion                                35,654,423            36,362,099
Subordinated debt, less current portion                                976,220             8,738,886

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized, none outstanding                                             -                     -
  Common stock, $.01 par value, 15,000,000 shares
    authorized, 3,168,954 and 3,156,962 issued, in 2003
    and 2002, respectively                                              31,690                31,570
  Additional paid-in capital                                         5,997,977             5,977,643
  Accumulated other comprehensive income, net of $0.1 million
    and $0.2 million tax in 2003 and 2002, respectively                220,732               294,771
  Retained earnings                                                 11,050,998            10,395,324
                                                                 -------------         -------------
                                                                    17,301,397            16,669,308
                                                                 -------------         -------------
                                                                 $  99,499,430         $ 104,586,469
                                                                 =============         -============

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

AMCON Distributing Company and Subsidiaries

----------------------------------------------------------------------------------------------------------
Fiscal Years Ended September                                2003               2002               2001
----------------------------------------------------------------------------------------------------------
Sales (including excise taxes of $172.2 million,
 $166.5 million and $100.5 million, respectively)       $ 772,135,351     $ 847,116,997     $ 577,589,485

Cost of sales                                             711,974,154       785,192,882       531,903,086
                                                        -------------     -------------     -------------
Gross profit                                               60,161,197        61,924,115        45,686,399

Selling, general and administrative expenses               53,049,723        51,610,419        42,186,916
Depreciation and amortization                               2,284,608         3,163,549         2,519,377
                                                        -------------     -------------     -------------
                                                           55,334,331        54,773,968        44,706,293
                                                        -------------     -------------     -------------
Income from operations                                      4,826,866         7,150,147           980,106

Other expense (income):
  Interest expense                                          3,269,777         4,272,783         3,876,606
  Other income, net                                           (98,384)         (505,712)         (200,504)
  Equity in loss of unconsolidated affiliate                        -            95,007            94,445
                                                        -------------     -------------      ------------
                                                            3,171,393         3,862,078         3,770,547
                                                        -------------     -------------      ------------
Income (loss) from continuing operations
  before income taxes                                       1,655,473         3,288,069        (2,790,441)

Income tax expense (benefit)                                  629,000         1,316,000        (1,018,411)
                                                        -------------      -------------      -----------

Income (loss) from continuing operations                    1,026,473         1,972,069        (1,772,030)

Loss from discontinued operations, net
  of income tax benefit of $0, $0 and
  $0.6 million in 2001                                              -                 -          (894,434)

Loss on disposal of discontinued operations,
  net of income tax benefit of $0, $0 and
  $0.4 million in 2001                                              -                 -          (675,415)
                                                        -------------     -------------     -------------

Net income (loss)                                       $   1,026,473     $   1,972,069     $  (3,341,879)
                                                        =============     =============     =============

Basic earnings (loss) per share:
  Continuing operations                                 $        0.32     $        0.65     $       (0.65)
  Discontinued operations                                           -                 -             (0.57)
                                                        -------------     -------------     -------------
  Net basic earnings (loss) per share                   $        0.32     $        0.65     $       (1.22)
                                                        =============     =============     =============

Diluted earnings (loss) per share:
  Continuing operations                                 $        0.32     $        0.63     $       (0.65)
  Discontinued operations                                           -                 -             (0.57)
                                                        -------------     -------------     -------------
  Net diluted earnings (loss) per share                 $        0.32     $        0.63     $       (1.22)
                                                        =============     =============     =============

Weighted average shares outstanding:
  Basic                                                     3,166,191         3,032,484         2,738,170
  Diluted                                                   3,222,253         3,109,179         2,738,170



The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)

AMCON Distributing Company and Subsidiaries

----------------------------------------------------------------------------------------------------------------
                                                           Accumulated
                                Common Stock    Additional    Other                  Treasury Stock
                               --------------    Paid-In   Comprehensive  Retained   --------------
                               Shares  Amount    Capital     Income       Earnings   Shares  Amount     Total
----------------------------------------------------------------------------------------------------------------


BALANCE, SEPTEMBER 29, 2000  2,737,551 $27,376  $4,121,981   $228,924   $12,476,624      -  $   -   $16,854,905

Exercise of options              1,633      16       3,146          -           (62)    17     85         3,185
Purchase of treasury stock           -       -           -          -             -    (17)   (85)          (85)
Dividends                            -       -           -          -      (328,605)     -      -      (328,605)
Net loss                             -       -           -          -    (3,341,879)     -      -    (3,341,879)
Unrealized gain on
  investments available-
  for-sale, net of tax of
  $0.1 million                       -       -           -    175,438             -      -      -       175,438
                                                                                                    -----------
Total comprehensive loss                                                                             (3,166,441)
                             --------- ------- -----------   --------   -----------  -----  -----   -----------

BALANCE, SEPTEMBER 28, 2001  2,739,184  27,392   4,125,127    404,362     8,806,078      -      -    13,362,959
Exercise of options             44,220     442     126,383          -             -      -      -       126,825
Issuance of common stock
 from acquisition              373,558   3,736   1,726,133          -             -      -      -     1,729,869
Dividends                            -       -           -          -      (382,823)     -      -      (382,823)
Net income                           -       -           -          -     1,972,069      -      -     1,972,069
Unrealized loss on
 investments available-
 for-sale, net of tax of
 $0.1 million                        -       -           -   (109,591)            -      -      -      (109,591)
                                                                                                    -----------
Total comprehensive income                                                                            1,862,478
                             --------- ------- -----------   --------   -----------  -----  -----   -----------

BALANCE, SEPTEMBER 27, 2002  3,156,962  31,570   5,977,643    294,771    10,395,324      -      -    16,699,308
Exercise of options             12,000     120      20,370          -             -      -      -        20,490
Retirement of common stock          (8)      -         (36)         -             -      -      -           (36)
Dividends                            -       -           -          -      (370,799)     -      -      (370,799)
Net income                           -       -           -          -     1,026,473      -      -     1,026,473
Unrealized loss on
 investments available-
 for-sale, net of tax of
 $0.04 million                       -       -           -    (74,039)            -      -      -       (74,039)
                                                                                                    -----------
Total comprehensive income                                                                              952,434
                             --------- ------- -----------   --------   -----------  -----  -----   -----------
BALANCE, SEPTEMBER 26, 2003  3,168,954 $31,690  $5,997,977   $220,732   $11,050,998      -  $   -   $17,301,397
                             ========= ======= ===========   ========   ===========  =====  =====   ===========






    The accompanying notes are an integral part of these consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
AMCON Distributing Company and Subsidiaries

-------------------------------------------------------------------------------------------------------------
Fiscal Years Ended September                                        2003            2002            2001
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss) from continuing operations                  $ 1,026,473     $ 1,972,069     $ (1,772,030)
  Adjustments to reconcile net income (loss) from continuing operations to net cash flows from operating activities:
   Net loss from discontinued operations                                  -               -         (894,434)
   Net loss on disposition of discontinued operations                     -               -         (675,415)
   Depreciation and amortization                                  2,520,058       3,453,268        2,519,377
   (Gain) loss on sales of fixed assets, intangibles,
     land held for sale and securities                             (207,950)        (62,843)          70,646
   Equity in loss of affiliate                                            -          95,007           94,445
   Deferred income taxes                                           (660,306)      1,368,445         (542,973)
   Provision for losses on doubtful accounts, inventory
    obsolescence and assets held for aale                           675,828          45,681          509,993
  Changes in assets and liabilities, net of effect
   of acquisitions:
    Accounts receivable                                           2,852,512         768,582        1,608,381
    Inventories                                                   3,204,987      (5,710,095)       2,452,459
    Other current assets                                           (188,585)        (29,514)         281,971
    Other assets                                                   (144,869)        147,490          (39,170)
    Accounts payable                                             (4,781,760)      2,506,111        6,379,513
    Accrued expenses, wages, salaries and bonuses                  (269,421)     (1,094,380)       1,696,118
    Income taxes payable and receivable                           1,521,468         769,087       (2,503,562)
    Net cash flows from operating activities -
     discontinued operations                                        (11,947)     (2,084,866)      (3,521,200)
                                                                -----------     ------------    ------------
         Net cash flows from operating activities                 5,536,488       2,144,042        5,664,119

Cash flows from investing activities:
  Purchases of fixed assets                                      (3,228,711)     (2,680,214)      (1,197,708)
  Acquisitions, net of cash acquired                                      -         (95,321)     (32,918,646)
  Proceeds from sales of fixed assets and intangibles               129,994          93,082           38,000
  Proceeds from sales of available-for-sale securities              303,018         303,911                -
  Purchase of debt security                                               -               -       (1,254,483)
  Purchase of equity security                                             -               -         (300,000)
  Proceeds from disposal of discontinued operations                       -               -        8,200,641
                                                                -----------     -----------     ------------
         Net cash flows from investing activities                (2,795,699)     (2,378,542)     (27,432,196)

Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                        919,864               -        1,595,000
  Net (payments) proceeds on bank credit agreements                (536,538)      3,827,287       (9,727,012)
  Net proceeds on bank credit agreement for acquisition                   -               -       26,678,649
  Proceeds from long-term debt for acquisition                            -               -        6,240,000
  Payments on long-term and subordinated debt                    (2,235,788)     (3,163,994)      (3,238,545)
  Debt issue costs                                                        -               -         (305,846)
  Dividends paid                                                   (370,799)       (382,823)        (328,605)
  Purchase of treasury stock                                            (36)              -              (85)
  Proceeds from exercise of stock options                            20,490         126,825            3,185
  Payment of registration costs                                           -        (339,644)               -
                                                                -----------     -----------     ------------
       Net cash flows from financing activities                  (2,202,807)         67,651       20,916,741

Net increase (decrease) in cash                                     537,982        (166,849)        (851,336)
Cash, beginning of year                                             130,091         296,940        1,148,276
                                                                -----------     -----------     ------------
Cash, end of year                                               $   668,073     $   130,091     $    296,940
                                                                ===========     ===========     ============
Supplemental cash flow information:
  Cash paid during the year for interest                        $ 4,244,482     $ 5,029,754     $  2,217,801
  Cash paid during the year for income taxes                        454,110         187,815          361,343
Supplemental non-cash information:
  Business combinations:
    Fair value of assets acquired                                         -       5,972,598       42,353,735
    Subordinated debt assumed                                             -         457,905        4,541,751
    Other liabilities assumed                                             -       1,508,435        4,893,337
    Issuance of common stock                                              -       2,069,511                -
    Conversion of notes receivable and acquisition costs                  -         692,058                -

The accompanying notes are an integral part of these consolidated financial statements

                                    F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) General:
As more fully described in Note 2 to the consolidated financial statements, AMCON Distributing Company and its wholly-owned subsidiaries ("AMCON" or the "Company") completed the sale of its health food distribution business effective March 23, 2001. As a result, the Company's fiscal year 2001 results reflect the health food distribution business as discontinued operations.

(b) Company Operations:
AMCON is primarily engaged in the wholesale distribution of consumer products in the Midwest and Rocky Mountain regions. In addition, the Company operates thirteen retail health food stores in Florida and the Midwest and a non-alcoholic beverage business that includes a natural spring water bottling operation in the State of Hawaii and a marketing and distribution operation which is focused on selling the Company's Hawaiian natural spring water and other specialty beverages.

AMCON's wholesale distribution business ("ADC") includes six distribution centers that sell approximately 13,000 different consumer products, including cigarettes and tobacco products, candy and other confectionery, beverages, groceries, paper products, health and beauty care products, frozen and chilled products and institutional food service products. The Company distributes products primarily to retailers such as convenience stores, discount and general merchandise stores, grocery stores and supermarkets, drug stores and gas stations. In addition, the Company services institutional customers, including restaurants and bars, schools, sports complexes and vendors, as well as other wholesalers.

AMCON also operates seven retail health food stores in Florida under the name Chamberlin's Market & Cafe and six in the Midwest under the name Akin's Natural Foods Market. These stores carry natural supplements, groceries, health and beauty care products and other food items.

In addition, AMCON operates a non-alcoholic beverage business which consists of Hawaiian Natural Water Company, Inc. ("HNWC") and The Beverage Group Inc. ("TBG"). HNWC bottles natural spring water from an exclusive source located on the Big Island of Hawaii. HNWC currently markets its products primarily in the State of Hawaii, but has expanded marketing to the mainland United States and certain international markets. AMCON's newly formed wholly-owned subsidiary, TBG is focused on the marketing and distribution of HNWC bottled water products and other beverages including Hype Energy Drink/TM/, Royal Kona Coffee/R/, Bottle Green/R/ and Bahia/R/ drinks and Xterra/R/, a line of sports beverages and energy bars in the United States, Canada and Mexico.

The Company's operating income is subject to a number of factors which are beyond the control of management, such as changes in manufacturers' cigarette pricing and state excise tax increases which affects the market for generic and private label cigarettes, and competing retail stores opening in close proximity to the Company's retail stores. While the Company sells a diversified product line, it remains dependent upon cigarette sales which represented approximately 73% of its revenue and 37% of its gross profit in fiscal 2003 compared to 76% of its revenue and 39% of its gross profit in fiscal 2002 and 73% of its revenue and 40% of its gross profit in fiscal 2001. The Company's net income in fiscal 2003 and prior years was heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales.

(c) Accounting Period:
AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual years ended September 26, 2003, September 27, 2002 and September 28, 2001. Fiscal 2003, 2002 and 2001 were comprised of 52 weeks. Years cited herein refer to AMCON's fiscal years.

(d) Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its wholly-owned subsidiaries. The investments in and the operating results of 50%-or-less-owned entities are included in the consolidated financial statements on the basis of the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

(e) Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable of $4.8 million and $5.6 million at fiscal year end 2003 and 2002, respectively, reflect checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facility (see Note 10).

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

(h) Inventories:
The wholesale distribution segment inventories consist of finished products purchased in bulk quantities to be redistributed to ADC's customers and are stated at the lower of cost (last-in, first-out or "LIFO" method) or market. The retail health food operation utilizes the retail LIFO inventory method of accounting stated at lower of cost (LIFO) or market. The beverage operation's inventories are stated at lower of cost (LIFO) or market and consist of raw materials and finished goods. Finished goods inventory of $35.9 million includes materials, labor and manufacturing overhead costs.
Raw materials inventory of $0.3 million consists of pre-forms used to make bottles, caps, labels and various packaging and shipping materials. LIFO inventories at fiscal year end 2003 and 2002 were approximately $3.7 million and $4.5 million less than the amount of such inventories valued on a FIFO basis, respectively. The liquidation of certain LIFO layers decreased cost of goods sold by $1.5 million during fiscal 2003. An allowance for obsolete inventory is maintained to reflect the expected unsaleable or unrefundable inventory based on evaluation of slow moving products.

(i) Fixed Assets:
Fixed assets are stated at cost less accumulated depreciation or amortization. Major renewals and improvements are capitalized and charged to expense over their useful lives through depreciation or amortization charges. Repairs and maintenance are charged to expense in the period incurred. The straight-line method of depreciation is used to depreciate assets over the estimated useful lives as follows:

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

(j) Long-Lived Assets:
During fiscal 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. Long-lived assets classified as held for sale, are reviewed annually for impairment and are reported at the lower of the carrying amount or fair value less the cost to sell.

(k) Goodwill, Intangible and Other Assets:
Goodwill consists of the excess purchase price paid in business acquisitions over the fair value of assets acquired. Intangible assets consist primarily of tradenames, covenants not to compete and favorable leases assumed in acquisitions. These assets are initially recorded at an amount equal to the purchase price paid or allocated to them. Other assets consist primarily of the cash surrender value of life insurance policies and equipment held for sale.

During fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and intangible assets having indefinite useful lives.

Under a nonamortization approach, goodwill and intangible assets having indefinite useful lives are not amortized into results of operations, but instead are reviewed at least annually for impairment. If the recorded value of goodwill and intangible assets having indefinite useful lives is determined to exceed their fair value, the asset will be written down to fair value and a charge taken against results of operations in the period. AMCON considers its tradenames to have indefinite lives. Therefore, upon adoption of SFAS No. 142, goodwill and tradename amortization ceased. Management has obtained an independent valuation of its goodwill and tradename assets and the Company did not incur an impairment charge upon implementation of SFAS No. 142, nor did the Company incur an impairment charge during fiscal 2003 upon completion of the annual review. During fiscal 2002, the Company recognized goodwill amortization of $0.3 million and tradename amortization of $0.6 million.

Intangible assets that are considered to have definite useful lives continue to be charged to expense through amortization on the straight-line method over their estimated useful lives as follows:
                                              Years
                                              -----
                Covenants not to compete      2 - 5
                Favorable leases              3 - 7

The benefit related to increases in the cash surrender value of split dollar life insurance policies is recorded as a reduction to insurance expense. The cash surrender value of life insurance policies is limited to the lesser of the cash value or premiums paid by the Company through September 2002.

(l) Debt Issue Costs:
The costs related to the issuance of debt are capitalized in other assets and amortized on an effective interest method to interest expense over the terms of the related debt agreements.

(m) Derivative Instruments
The Company uses derivatives (e.g. interest rate swaps) for the purpose of hedging its exposure to changes in interest rates. The fair value of each derivative is shown on the balance sheet as a current asset or current liability. Changes in the fair value of derivatives are recognized immediately in the income statement for derivatives that do not qualify for hedge accounting. For derivatives designated as hedges and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the income statement. For derivatives designated as a hedge and used to hedge an anticipated transaction or event (e.g. increases or decreases in interest rates), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated event. Any ineffectiveness associated with the hedge is recognized immediately in the income statement. Amounts deferred within accumulated other comprehensive income are recognized in the income statement in the same period during which the hedged transaction affects earnings (e.g. when interest payments are made).

(n) Revenue Recognition:
AMCON recognizes revenue in its wholesale distribution and beverage divisions when products are delivered to customers (which generally is the same day products are shipped) and in its retail health food business when products are sold to consumers. Sales are shown net of returns and discounts. In accordance with the guidance provided in Emerging Issues Task Force ("EITF") No. 01-9, "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," beginning in the first quarter of fiscal 2002, the Company classified the costs associated with sales incentives provided to customers as a reduction in net sales. These costs were previously included in cost of goods sold. This reclassification had no impact on reported net income before taxes, net income or earnings-per-share amounts.

(o) Insurance:
The Company's insurance for worker's compensation, general liability and employee-related health care benefits are provided through high-deductible or
self-insurance programs.   As a result, the Company accrues its worker's
compensation and general liability based upon the claim reserves established by a third-party administrator each month. The employee health care benefit liability is based on the Company's historical claims experience rate. The reserves associated with the exposure to these liabilities are reviewed by management for adequacy at the end of each reporting period.

(p) Income Taxes:
Deferred income taxes are determined based on temporary differences between the financial reporting and tax bases of the Company's assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse.

(q) Comprehensive Income (Loss):
Comprehensive income (loss) includes all changes in shareholders' equity with the exception of additional investments by shareholders or distributions to shareholders. Comprehensive income (loss) for the Company includes net income or loss the changes in net unrealized holding gains or losses on investments and changes in the valuation of interest rate swap contracts treated as hedging instruments that are charged or credited to shareholders' equity.

(r) Stock-Based Compensation:
AMCON maintains a stock-based compensation plan which provides that the Compensation Committee of the Board of Directors may grant incentive stock options and non-qualified stock options. AMCON accounts for stock option grants using the intrinsic value method under which compensation cost is measured by the excess, if any, of the deemed fair market value of its common stock on the date of grant over the exercise price of the stock option. Accordingly, stock-based compensation cost related to stock option grants is not reflected in net income as all options granted under the plan had an exercise price equal to the market value of the underlying stock on the date of grant.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The disclosure provisions of SFAS No. 148 are effective for financial statements issued for interim periods beginning after December 15, 2002, (fiscal 2003 for AMCON), with early adoption encouraged.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                                        2003            2002            2001
                                                    -----------     -----------     ------------
     Net earnings from continuing operations
     ---------------------------------------
     Net income from continuing operations
         as reported                                $ 1,026,473     $ 1,972,069     $ (1,772,030)
       Deduct: Total stock-based employee
         compensation expense determined under
         fair value based method for all awards,
         net of related tax effects                     (68,021)        (87,617)         (88,723)
                                                    -----------     -----------     ------------
       Pro forma net income from continuing
         operations                                 $   958,452     $ 1,884,452     $ (1,860,753)
                                                    ===========     ===========     ============

     Income per share from continuing operations
     -------------------------------------------
         As reported: Basic                         $      0.32     $      0.65     $      (0.65)
                                                    ===========     ===========     ============
                      Diluted                       $      0.32     $      0.63     $      (0.65)
                                                    ===========     ===========     ============

         Pro forma:   Basic                         $      0.30     $      0.62     $      (0.68)
                                                    ===========     ===========     ============
                      Diluted                       $      0.30     $      0.61     $      (0.68)
                                                    ===========     ===========     ============


The pro forma results are not likely to be representative of the effects on reported net income for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 3.0% for 2003 and 3.0% for 2002; expected volatility of 50.68% for 2003 and 51.65% for 2002; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 3.68% - 4.12% for 2003 and 4.49% for 2002; and expected lives of 5 to 10 years. No options were granted in fiscal 2001.

(s) Per-share results:
Basic earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share data are based on the weighted-average number of common shares outstanding and the effect of all dilutive potential common shares including stock options.

(t) Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform with the current year presentation.

(u) Use of Estimates:
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(v) Recently Issued Accounting Standards:
In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds Statement of Financial Accounting Standard No. 4, "Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, Financial Accounting Standard No.64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds Financial Accounting Standard No. 44, "Accounting For Intangible Assets of Motor Carriers. SFAS 145 amends Financial Accounting Standard No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is generally effective for financial statements issued after May 15, 2002, and interim periods within those years (fiscal 2003 for AMCON), with early adoption encouraged.

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

In November 2002, the FASB's EITF reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance for revenue arrangements that involve the delivery or performance of multiple products or services where performance may occur at different points or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (i.e., the Company's fourth quarter of fiscal 2003). The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's results from operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantors's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). The initial recognition and measurement provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim or annual reports ending after December 15, 2002. There was not impact on the Company's consolidated financial statements as a result of adopting FIN No. 45.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 clarifies when variable interest entities are consolidated by business enterprises where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or, where equity investors lack certain characteristics of a controlling financial interest. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company did not have any investments in any variable interest entities at February 2003 and will apply the provisions of FIN No. 46 prospectively to investments in variable interest entities made in the future.

In March 2003, the FASB added a project to address issues related to share-based payments. In April 2003, the FASB decided that goods and services, including employee stock options, received in exchange for stock-based compensation should be recognized in the income statement as an expense, with the cost measured at fair value. An exposure draft is expected in the first quarter of calendar 2004.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS No. 149 amends FASB No. 133 for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 149 also amends certain other existing pronouncements. It will require contracts with comparable characteristics to be accounted for similarly. In particular, SFAS No. 149 clarifies when a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS No. 149 is effective for AMCON for contracts entered into or modified after June 30, 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for AMCON for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 (fiscal 2003 for AMCON). It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

Management is not aware of any events or circumstances that would create a significant impact on future operating results upon adoption of SFAS No. 145, SFAS No. 146, EITF No. 00-21, FIN No. 45, FIN No. 46, SFAS No. 149, and SFAS 150.

2.    CHANGES IN ACCOUNTING POLICY:

The Company adopted SFAS No. 142 at the beginning of fiscal year 2003. Upon adoption of SFAS No. 142, goodwill and tradename amortization ceased as these assets are considered to have indefinite useful lives. Management obtained an independent valuation of its goodwill and intangible assets and did not incur an impairment charge upon implementation of SFAS No. 142. As of September 2003, the Company had approximately $6.1 million of goodwill and $10.9 million of tradenames reflected on the accompanying condensed consolidated balance sheet.

The following is certain unaudited pro forma information assuming SFAS No. 142 had been in effect for the three years ended September 26, 2003:

                                                             2003            2002            2001
                                                         -----------     -----------     ------------
Reported net income from continuing operations           $ 1,026,473     $ 1,972,069     $ (1,772,030)
     Add goodwill amortization, net of tax                         -         194,567          138,143
     Add tradename amortization, net of tax                        -         356,653          270,220
                                                         -----------     -----------     ------------
Adjusted net income from continuing operations           $ 1,026,473     $ 2,523,289     $ (1,363,667)
                                                         ===========     ===========     ============
Earnings per share - basic:
   Reported net income from continuing operations        $      0.32     $      0.65     $      (0.65)
      Add goodwill amortization, net of tax                        -            0.06             0.05
      Add tradename amortization, net of tax                       -            0.12             0.10
                                                         -----------     -----------     ------------
  Adjusted net income from continuing operations         $      0.32     $      0.83     $      (0.50)
                                                         ===========     ===========     ============
Earnings per share -diluted:
   Reported net income from continuing operations        $      0.32     $      0.63     $      (0.65)
      Add goodwill amortization, net of tax                        -            0.06             0.05
      Add tradename amortization, net of tax                       -            0.12             0.10
                                                         -----------     -----------     ------------
   Adjusted net income from continuing operations        $      0.32     $      0.81     $      (0.50)
                                                         ===========     ===========     ============

3.    ACQUISITIONS AND DISPOSITION OF BUSINESSES:

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

                          At December 17, 2001
                         (Dollars in millions)
                   ----------------------------------
                   Current assets               $ 0.4
                   Fixed assets                   1.7
                   Intangible assets              3.8
                   Other assets                   0.1
                                                -----
                     Total assets acquired        6.0
                                                -----

                   Current liabilities            2.9
                   Long-term liabilities          0.2
                                                -----
                     Total liabilities assumed    3.1
                                                -----
                   Net assets acquired          $ 2.9
                                                =====

The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to other identifiable assets is approximately $3.5 million. The identifiable intangible asset, the HNWC tradename, is considered to have an indefinite useful life.

Prior to the acquisition, the Company accounted for its initial common stock investment in HNWC under the equity method. The charge to the Company's results of operations to record its equity in the losses of HNWC from the investment date was approximately $0.1 million in fiscal 2002 and 2001, respectively.
                                    F-15


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

The transaction was accounted for using the purchase method of accounting under which the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the fair value of the net assets acquired to be allocated to goodwill and other identifiable assets was approximately $3.8 million and $0.3 million, respectively. The goodwill was amortized over 25 years through fiscal year 2002, however, under Statement of Financial Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," amortization of goodwill has ceased and will periodically be reviewed for impairment. A convenant not to compete agreement with the sole shareholder of Merchants is being amortized over the period covered by the agreement of four years.

The results of operations for each of the above are included in the accompanying financial statements from the date of acquisition.

HEALTH FOOD DISTRIBUTION BUSINESS
---------------------------------
Effective March 23, 2001, the Company's subsidiary, The Healthy Edge, Inc. (formerly Food For Health Co., Inc.), completed the sale of the assets of its health food distribution business for $10.3 million, subject to certain adjustments. The purchase price was paid in cash and the assumption by the purchaser of approximately $2.1 million in indebtedness. The sale resulted in a pre-tax loss of approximately $1.1 million ($0.7 million after taxes) in fiscal year 2001. This loss included an accrual for estimated costs, including rent and related expenses associated with the remaining lease commitments on the two distribution facilities that were retained by the Company of $2.5 million and contractual consulting agreements of $0.4 million, which provide no future economic benefit to the Company. The Company negotiated a termination settlement during fiscal 2002 on its Arizona facility and obtained a subtenant for its Florida facility. The remaining accrual for estimated costs related to the discontinued operations was $0.3 million at fiscal year end 2003. Any differences between these expense estimates and their actual settlement will change the loss accordingly. In connection with the sale of the health food distribution business, the Company also entered into a five year supply agreement with the purchaser under which the purchaser will supply products to the Company's retail health food stores at market prices.

The sale of the Company's health food distribution business has been reflected as discontinued operations in the consolidated financial statements in accordance with Accounting Principles Board ("APB") Opinion No. 30," Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Revenues from the discontinued operations, which have been excluded from income from continuing operations in the accompanying consolidated statements of operations for fiscal years 2003, 2002 and 2001, are presented below. The effects of the discontinued operations on net income (loss) and per share data are reflected within the accompanying consolidated statements of operations (dollars in millions).

                               Fiscal Years
                       ----------------------------
                        2003       2002       2001
                       ----------------------------
    Revenue            $   -      $   -     $ 13.7

4.    EARNINGS (LOSS) PER SHARE:

Basic earnings (loss) per share is calculated by dividing income (loss) from continuing operations, income (loss) from discontinued operations and net income (loss) by the weighted average common shares outstanding for each period. Diluted earning (loss) per share is calculated by dividing income from continuing operations, income (loss) from discontinued operations and net income (loss) by the sum of the weighted average common shares outstanding and the weighted average dilutive options, using the treasury stock method. Stock options outstanding at fiscal year end 2003, 2002 and 2001, respectively, which were not included in the computations of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares totaled 178,640, 144,350 and 145,390 with average exercise prices of $6.74, $8.05 and $8.01 respectively.

                                                    For Fiscal Years
                                        -------------------------------------------
                                           2003            2002            2001
                                        -----------     -----------     -----------
                                           Basic           Basic           Basic
                                        -----------     -----------     -----------
Weighted average common
   shares outstanding                     3,166,191       3,032,484       2,738,170
Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock/1/                  -               -               -
                                        -----------     -----------     -----------
Weighted average number of
   shares outstanding                     3,166,191       3,032,484       2,738,170
                                        ===========     ===========     ===========
Income (loss) from continuing
   operations                           $ 1,026,473     $ 1,972,069     $(1,772,030)
Loss from discontinued operations                 -               -      (1,569,849)
                                        -----------     -----------     -----------
Net income (loss)                       $ 1,026,473     $ 1,972,069     $(3,341,879)
                                        ===========     ===========     ===========

Earnings (loss) per share from
   continuing operations                $      0.32     $      0.65     $     (0.65)
Loss per share from
   discontinued operations                        -               -           (0.57)
                                        -----------     -----------     -----------

Earnings (loss) per share               $      0.32     $      0.65     $     (1.22)
                                        ===========     ============    ===========

                                           Diluted         Diluted         Diluted
                                        -----------     -----------     -----------
Weighted average common
   shares outstanding                     3,166,191       3,032,484       2,738,170
Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock/1/             56,062          76,695               -
                                        -----------     -----------     -----------
Weighted average number of
   shares outstanding                     3,222,253       3,109,179       2,738,170
                                        ===========     ===========     ===========
Income (loss) from continuing
   operations                           $ 1,026,473     $ 1,972,069     $(1,772,030)
Loss from discontinued operations                 -               -      (1,569,849)
                                        -----------     -----------     -----------
Net income (loss)                       $ 1,026,473     $ 1,972,069     $(3,341,879)
                                        ===========     ===========     ===========

Earnings (loss) per share from
   continuing operations                $      0.32     $      0.63     $     (0.65)
Loss per share from
   discontinued operations                        -               -           (0.57)
                                        -----------     -----------     -----------

Earnings (loss) per share               $      0.32     $      0.63     $     (1.22)
                                        ===========     ===========     ===========

    /1/ Weighted average of net additional shares not included for fiscal 2001 as such shares are anti-dilutive due to the net loss incurred during the year.

5.    COMPREHENSIVE INCOME (LOSS):

The components of other comprehensive income (loss) were as follows:

                                                 2003          2002          2001
                                              ---------     ----------     ---------
Unrealized holding gains (losses)
 during the period:
   Unrealized gains                           $ 255,975     $   71,565     $ 280,700
   Related tax expense                          (97,271)       (27,194)     (105,262)
                                              ---------     ----------     ---------
   Net                                          158,704         44,371       175,438
                                              ---------     ----------     ---------
Less reclassification adjustments for
 gains which were included in comprehensive
 income in prior periods:
   Realized net gains                           268,948        249,491             -
   Related tax expense                         (102,200)       (95,529)            -
                                              ---------     ----------     ---------
   Net                                          166,748        153,962             -
                                              ---------     ----------     ---------
Interest rate swap valuation adjustment
 during the period:
   Unrealized loss                             (106,995)             -             -
   Related tax benefit                           41,000              -             -
                                              ---------     ----------     ---------
   Net                                          (65,995)             -             -
                                              ---------     ----------     ---------
Total other comprehensive income (loss)       $ (74,039)    $ (109,591)    $ 175,438
                                              =========     ==========     =========

6.    FIXED ASSETS, NET:

Fixed assets at fiscal year ends 2003 and 2002 consisted of the following:

                                            2003                2002
                                        ------------        ------------
        Land and buildings              $  8,417,228        $  8,417,228
        Warehouse equipment                5,332,937           5,180,232
        Furniture, fixtures and
         leasehold improvements            8,435,242           7,686,552
        Vehicles                           1,301,710           1,398,033
        Capital equipment leases           2,017,488           1,095,000
                                        ------------        ------------
                                          25,504,605          23,777,045
        Less accumulated depreciation:
         Owned equipment                  (8,121,020)         (7,422,143)
         Capital equipment leases           (431,970)           (258,778)
                                        ------------        ------------
                                        $ 16,951,615        $ 16,096,124
                                        ============        ============

7.    DEBT AND EQUITY INVESTMENTS:

Available-for-sale investments at fiscal year ends 2003 and 2002 consisted of the following:

                                          2003             2002
                                        ---------        ---------
        Cost                            $  54,492        $  90,820
        Unrealized Gain                   458,202          471,180
                                        ---------        ---------
        Fair Value                      $ 512,694        $ 562,000
                                        =========        =========

The Company sold 20,000 shares of its available-for-sale investments in fiscal 2003 and 2002, respectively. The Company realized gains on these sales of $266,690 and $257,521 in fiscal 2003 and fiscal 2002, respectively.

8.    OTHER INTANGIBLE ASSETS:

Other intangible assets at fiscal year ends 2003 and 2002 consisted of the following:
                                                 2003            2002
                                             ------------    ------------
Trademarks and tradenames                    $ 10,928,793    $ 10,928,793
Covenants not to compete (less accumulated
  amortization of $724,625 and $519,256)          195,600         400,969
Favorable leases (less accumulated
  amortization of $280,273 and $211,195)          205,727         274,805
Debt issue costs (less accumulated
  amortization of $399,347 and $290,040)           90,422         199,722
                                             ------------    ------------
                                             $ 11,420,542    $ 11,804,289
                                             ============    ============

Trademarks and tradenames are considered to have indefinite useful lives and no amortization of these assets was taken during fiscal 2003 in accordance with SFAS No. 142. Amortization expense associated with trademarks and tradenames was $575,247, and $435,838, for the fiscal years ended 2002 and 2001, respectively.

The covenants not to compete arose from business acquisitions and are amortized using the straight-line method over their terms which range from two to five years. Amortization expense of $205,370, $205,370, and $145,679 was recorded for these assets for the fiscal years ended 2003, 2002 and 2001, respectively.

Favorable leases represent the amount by which the lease rates of acquired leases were below fair market lease rates for the leased properties on the acquisition date. The favorable variances between the contract lease rates and the fair market lease rates on the acquisition date are recorded as assets which are then amortized over the remaining terms of the leases which ranged from three to seven years. Amortization expense was $69,068, $69,068, and $69,073, for the fiscal years ended 2003, 2002 and 2001, respectively.

Debt issue costs represent fees incurred to obtain the ADC revolving credit facility and real estate loan and are amortized over the terms of the respective loan agreements. Amortization expense was $109,307, $119,833 and $67,459 for the fiscal years ended 2003, 2002 and 2001, respectively.

9.    OTHER ASSETS:

Other assets at fiscal year ends 2003 and 2002 consisted of the following:

                                                 2003           2002
                                             -----------    -----------
    Cash surrender value of life
      insurance policies                     $   697,035    $   530,228
    Equipment held for sale                      200,000        500,000
    Other                                        148,468        212,695
                                             -----------    -----------
                                             $ 1,045,503    $ 1,242,923
                                             ===========    ===========
10.    LONG-TERM OBLIGATIONS:

Long-term obligations at fiscal year end 2003 and 2002 consisted of the following:

                                                                2003           2002
                                                            ------------   ------------
Revolving credit facility with a bank (the "Facility"),
interest payable monthly at the bank's base rate (4.00%
at fiscal year end 2003) or LIBOR plus 2.50%, as
selected by the Company; principal due June 2005            $ 37,981,281   $ 40,977,992

Note payable to a bank ("Real Estate Loan"), interest
payable at a fixed rate of 7.5% with monthly
installments of principal and interest of $56,531 per
month through June 2006; remaining principal due June
2006, collateralized by two owned distribution
facilities                                                     6,576,243      6,747,508

Revolving credit facility with a bank, interest payable
monthly at the bank's base rate plus 1% (6.75% at fiscal
year end 2003); principal due April 2004                       2,750,000      2,278,233

Obligations under capital leases, payable in monthly
installments with interest rates from 8% to 16.3%
through December 2006                                          1,701,449        937,781

Revolving credit facility with a bank, interest payable
monthly at the bank's base rate plus 1% (6.75 % at
fiscal year end 2003); principal due April 2004                1,988,403              -

Notes payable on equipment, payable in monthly
installments with interest rates from 9.4% to 10% through
October 2004, collateralized by HNWC equipment                     5,214        204,552
                                                            ------------   ------------
                                                              51,002,590     51,146,066
Less current portion                                          15,348,167     14,783,967
                                                            ------------   ------------
                                                            $ 35,654,423   $ 36,362,099
                                                            ============   ============

                                    F-21


The Company maintains a revolving credit facility (the "Facility") with LaSalle Bank which allows it to borrow up to $55.0 million at any time, subject to eligible accounts receivable and inventory requirements. The Company is required to pay an unused commitment fee equal to 0.25% per annum on the difference between the maximum loan limit and average monthly borrowing for the month. The Facility is collateralized by all of ADC's equipment, intangibles, inventories, and accounts receivable.

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to HNWC, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual debt service coverage ratio of 1.0 to 1.0, and a minimum tangible net worth of $9.0 million for fiscal 2003. In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries.
The Facility also provides that the Company may not pay dividends in excess of $0.12 per share on an annual basis.

The Company hedges its variable rate risk on a portion of its borrowings under the Facility by use of interest rate swap agreements. The variable interest payable on notional amounts of $15.0 million is subject to interest rate swap agreements which have the effect of converting this amount to fixed rates ranging between 4.38% and 4.87%.

The Company has a $2.8 million credit facility with a bank to be used to fund operating activities at our natural spring water bottling operation in Hawaii, (the "Beverage Facility"). Borrowings under the Beverage Facility bear interest at the bank's base rate plus 1.0%, which equaled 6.75% at September 2003. As of September 2003, the outstanding balance under the Beverage Facility was $2.8 million. The Beverage Facility is guaranteed by the Company's Chairman.

The Company has a $2.0 million credit facility with a bank collateralized by inventories of the Retail segment (the "Retail Facility"). Borrowings under the Retail Facility bear interest at the bank's base rate plus 1.0%, which equaled 6.75% at September 2003. As of September 2003, the outstanding balance under the Retail Facility was $2.0 million.

The Company borrowed $6.9 million from a bank, at a fixed rate of 7.5%, to purchase the distribution facility in Quincy, IL, referred to herein as the Real Estate Loan, and to retire term debt. The Real Estate Loan is amortized on a 20 year basis with a balloon payment due on June 1, 2006. The Real Estate Loan is collateralized by the Company's two owned distribution facilities. As of September 2003, the outstanding balance on the Real Estate Loan was approximately $6.6 million.

In connection with the purchase of the Quincy distribution business and HNWC, we assumed several capital leases for office equipment, automobiles and warehouse equipment. In addition, we entered into a new capital lease in September 2003 in connection with the acquisition of new water bottling and packaging equipment. As of September 2003, the outstanding balances on the capital leases totaled approximately $1.7 million.

The above long-term obligations, excluding obligations under the Facility, have contractual maturities as follows:

                   Fiscal Year Ending
                   ------------------
                   2004                    $ 5,348,167
                   2005                        688,094
                   2006                      6,680,167
                   2007                        283,906
                   2008                         20,975
                   Thereafter                        -
                                           -----------
                                           $13,021,309
                                           ===========

Borrowings under the Facility in the amount of $28.0 million have been classified as long-term based on expected borrowing levels. Market rate risk for fixed rate debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2003.

In connection with the discontinued operation of the health and natural foods distribution business, AMCON is obligated on a letter of credit issued to the buyer in the amount of $0.1 million which expires in March 2004. In addition, AMCON has a letter of credit in the amount of approximately $0.8 million that is required to be issued to the Company's workers compensation insurance carrier as part of a self-insured loss control.

11.    SUBORDINATED DEBT:

Subordinated debt at fiscal year end 2003 and 2002 consisted of the following:

                                                               2003          2002
                                                           -----------    -----------
Note payable, interest (imputed at 6%) and
principal payable annually through June 2005               $ 1,788,886    $ 2,631,025

Convertible subordinated note payable,
interest payable quarterly at 8%per annum;
principal due at maturity of the note on
September 15, 2004,convertible into The
Healthy Edge, Inc. stock                                     2,000,000      2,000,000

Collateralized subordinated promissory note
payable, interest payable quarterly at 8%
per annum; annual principal payments of
$800,000 due annually through September 2004
with balance of $4,000,000 due September 2004,
collateralized by Health Food Associates, Inc.
stock                                                        4,800,000      5,600,000

Collateralized subordinated promissory note
payable bearing interest at 8% per annum;
principal and interest payments due monthly
through October 2002                                                 -          6,847

Collateralized subordinated promissory note
payable, interest payable monthly at 7.0%
per annum; annual principal payments ranging
from $40,000 to $80,000 due annually from August
2001 through August 2005                                       150,000        210,000
                                                           -----------    -----------
                                                             8,738,886     10,447,872
Less current portion                                         7,762,666      1,708,986
                                                           -----------    -----------
                                                           $   976,220    $ 8,738,886
                                                           ===========    ===========

The asset purchase agreement with Merchants provides for deferred payments to be made to the seller totaling $3.4 million. The deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a covenant not to compete agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of fiscal year end 2003, the outstanding obligation to the seller was approximately $1.8 million.

As of fiscal year end 2003, principal payments are due on subordinated debt as follows:

                   Fiscal Year Ending
                   -------------------
                   2004                      $  7,762,666
                   2005                           976,220
                                             ------------
                                             $  8,738,886
                                             ============

Market rate risk for fixed rate subordinated debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2003.

12.    OTHER INCOME, NET:

Other income, net consisted of the following for fiscal years 2003, 2002 and 2001:

                                    2003           2002           2001
                                 ----------     ----------     ----------
Interest income                  $  (94,704)    $  (45,091)    $  (32,183)
Dividends                           (18,900)       (27,682)       (26,600)
Rent income                          (5,272)        (4,382)        (4,843)
Gain from sale of investments      (266,690)      (257,521)             -
Fee income                                -              -        (26,166)
Provision for nonoperating
  asset impairment                  399,435              -              -
Settlement proceeds on former
  leased facility                  (131,558)             -              -
Debt forgiveness                          -       (176,809)             -
Other                                19,305          5,773       (110,712)
                                 ----------     ----------     ----------
                                 $  (98,384)    $ (505,712)    $ (200,504)
                                 ==========     ==========     ==========

13.    INCOME TAXES:

Components of income tax expense (benefit) for the fiscal years ended 2003, 2002 and 2001 consisted of the following:

                                    2003            2002            2001
                                -----------     -----------     -----------
Current:
  Federal                       $ 1,247,543     $    63,095     $  (527,834)
  State                              41,763        (115,540)         52,396
                                -----------     -----------     -----------
                                  1,289,306         (52,445)       (475,438)
                                -----------     -----------     -----------
Deferred:
  Federal                          (674,010)      1,327,951        (473,656)
  State                              13,704          40,494         (69,317)
                                -----------     -----------     -----------
                                    660,306       1,368,445        (542,973)
                                -----------     -----------     -----------
Income tax expense (benefit)
 - continuing operations            629,000       1,316,000      (1,018,411)

Income tax (benefit)
 - discontinued operations                -               -        (962,648)
                                -----------     -----------     -----------
                                $   629,000     $ 1,316,000     $(1,981,059)
                                ===========     ===========     ===========

The difference between the Company's income tax expense (benefit) attributable to continuing operations in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income before taxes is as follows for the fiscal years ended 2003, 2002 and 2001:

                                    2003            2002           2001
                                -----------     -----------     -----------
Tax at statutory rate           $   562,861     $ 1,117,943     $  (948,750)
Amortization of goodwill
 and other intangibles               (4,777)         54,155          77,064
Nondeductible business
 expenses                           (21,081)         17,229           3,908
State income taxes, net of
 federal tax benefit                (29,494)         73,716          28,908
Benefit of loss on disposal               -               -        (424,743)
Valuation allowance for
 loss on disposal                         -               -         212,371
Equity in loss of
 unconsolidated affiliate                 -          32,302          32,111
Other                               121,491          20,655             720
                                -----------     -----------     -----------
                                $   629,000     $ 1,316,000     $(1,018,411)
                                ===========     ===========     ===========

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at fiscal year ends 2003 and 2002 relate to the following:

                                                    2003           2002
                                                -----------     -----------
 Deferred tax assets:
  Current:
    Allowance for doubtful accounts             $   306,050     $   232,122
    Allowance for impairment of assets
      held for sale                                 151,757               -
    Accrued expenses                                446,719         417,109
    Net operating loss carryforwards                 51,449         194,028
    Inventory                                       759,910               -
    Other                                            46,050         122,480
                                                -----------     -----------
                                                  1,761,935         965,739
  Noncurrent:
    Net operating loss carryforwards                887,492       1,028,977
    Other                                            85,533          38,250
                                                -----------     -----------
                                                    973,025       1,067,227
                                                -----------     -----------
            Total deferred tax assets           $ 2,734,960     $ 2,032,966
                                                ===========     ===========
Deferred tax liabilities:
  Current:
    Trade discounts                             $   193,459     $   211,843
    Other                                                 -         429,527
                                                -----------      ----------
                                                    193,459         641,370
Noncurrent:
    Fixed assets                                    345,018         162,936
    Tradenames                                    1,659,594       1,461,914
    Goodwill                                        167,974          58,654
    Unrealized gains on available-for-sale
      investments                                   167,806         172,039
                                                -----------     -----------
                                                  2,340,392       1,855,543
                                                -----------     -----------
          Total deferred tax liabilities        $ 2,533,851     $ 2,496,913
                                                ===========     ===========
Net deferred tax assets (liabilities):
  Current                                       $ 1,568,476     $   324,369
  Noncurrent                                     (1,367,367)       (788,316)
                                                -----------     -----------
                                                $   201,109     $  (463,947)
                                                ===========     ===========

The Company did not record any valuation allowances against deferred tax assets at fiscal year ends 2003 or 2002 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The net operating loss was acquired in connection with the acquisition of HNWC in 2002. The utilization of the net operating loss of $2,471,000 at fiscal year end 2003 is limited (by Internal Revenue Code
Section 382) to approximately $135,000 per year through 2022.

14.    PROFIT SHARING PLAN:

AMCON maintains a profit sharing plan (i.e. a section 401(k) plan) covering substantially all full-time employees. The plan allows employees to make voluntary contributions up to 100% of their compensation, subject to Internal Revenue Service limits. The Company matches 50% of the first 4% contributed and 100% of the next 2% contributed for a maximum match of 4% of employee compensation. The Company contributed $0.5 million, $0.5 million, and $0.3 million, (net of employee forfeitures) to the profit sharing plans during the fiscal years ended 2003, 2002 and 2001, respectively.

15.    RELATED PARTY TRANSACTIONS:

For each of the fiscal years ended 2003, 2002 and 2001, the Company was charged $60,000 by AMCON Corporation, the former parent of the Company, as consideration for office rent and management services, which is included in selling, general and administrative expenses. The Company also contracted with one of its outside directors for consulting services in connection with its retail health food operations during fiscal years 2003, 2002 and 2001. The amount paid for consulting services was $90,000, $90,000 and $150,000, respectively, plus reimbursement of expenses.

Effective October 1, 2001, the president of the wholesale health food distribution business, which was sold in March 2001, was terminated and the Company entered into a four-year consulting agreement with him at the rate of $104,000 per year. The total amount to be paid under the agreement approximates the amount of the Company's obligation under its employment agreement with the former president. The amount paid for consulting services during fiscal 2003 and 2002 was $104,000, respectively.

16.    COMMITMENTS AND CONTINGENCIES:

Future Lease Obligations
------------------------
The Company leases certain office and warehouse equipment under capital leases. The carrying value of these assets was approximately $1.6 million and $0.8 million as of fiscal year ends 2003 and 2002, respectively, net of accumulated amortization of $0.4 million and $0.3 million, respectively.

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during fiscal years 2003, 2002 and 2001 under such lease agreements was $5.4 million, $5.3 million and $3.2 million, respectively. As of fiscal year end 2003, minimum future lease commitments are as follows:

   Fiscal Year                                   Capital       Operating
     Ending                                       Leases         Leases
   -----------                                 -----------    ------------
     2004                                      $   493,028    $  5,149,587
     2005                                          535,732       4,616,153
     2006                                          501,469       3,828,601
     2007                                          284,371       2,268,986
     2008                                           20,977       1,617,456
   Thereafter                                            -       5,500,113
                                               -----------    ------------
Total minimum lease payments                   $ 1,835,577    $ 22,980,896
Less amount representing interest                  134,128    ============
                                               -----------
Present value of net minimum lease payments    $ 1,701,449
                                               ===========

The Company also has future lease obligations for facilities and equipment related to the discontinued operations of its former health food distribution business. The Company estimated its ultimate liabilities related to these leases and recorded a charge to earnings during fiscal 2001. The Company terminated the lease on one facility during fiscal 2002 for a termination fee of $1.5 million and subleased the Florida facility. The sub-tenant of the Florida facility was in default as of fiscal year end 2003 and the Company began eviction proceedings. The Company incurred approximately $0.1 million of expenses associated with the facility during fiscal 2003. The Company expects there will be further liability on the Florida facility in fiscal 2004 prior to finding another sub-tenant for the property. Any differences between these expense estimates and their actual settlement will change the loss accordingly.

Liability Insurance
-------------------
The Company carries property, general liability, vehicle liability, directors and officers liability and workers compensation, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company's insurance programs for worker's compensation, general liability and employee related health care benefits are provided through high-deductible or self-insured programs. Claims in excess of self-insurance levels are fully insured. Accruals are based on claims filed and estimates of claims incurred but not reported.

The Company's liabilities for unpaid and incurred but not reported claims at fiscal year end 2003 and 2002 was $1.0 million and $0.8 million, respectively, under its current risk management program and are included in other current liabilities in the accompanying consolidated balance sheets. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. However, it is reasonably possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from the ultimate claim payments will be reflected in operations in the periods in which such adjustments are known.

17.    STOCK OPTION PLAN:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan") which was subsequently amended to increase the maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan from 300,000 to 550,000. Option shares and prices are adjusted for common stock splits and dividends. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. At fiscal year end 2003, there were 177,492 options fully vested and exercisable under the Stock Option Plan. Options issued and outstanding to management employees pursuant to the Stock Option Plan are summarized below:

                                           Number of           Number
        Date         Exercise Price   Options Outstanding   Exercisable
      ------------  ----------------  -------------------   -----------
      Fiscal  1997    $2.62 - $2.87          88,210            88,210
      Fiscal  1999    $6.14 - $9.00          82,390            72,512
      Fiscal  2000        $5.75              27,950            16,770
      Fiscal  2003    $4.60 - $4.80          32,500                 -
                                            -------           -------
                                            231,050           177,492

At fiscal year end 2003, there were 83,800 options fully vested and exercisable issued to management employees and outside directors outside the Stock Option Plan as summarized as follows:

                                           Number of            Number
        Date         Exercise Price   Options Outstanding    Exercisable
      ------------  ----------------  -------------------    -----------
      Fiscal  1997        $2.62              33,000             33,000
      Fiscal  1999    $6.14 - $8.18          30,800             30,800
      Fiscal  2002    $3.94 - $4.49          15,000             15,000
      Fiscal  2003        $4.71               5,000              5,000
                                            -------            -------
                                             83,800             83,800

The stock options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

The table below summarizes information about stock options outstanding as of the following fiscal years:

                                      2003                   2002                 2001
                               ------------------    ------------------    ------------------
                                    Weighted              Weighted              Weighted
                                Average Exercise      Average Exercise      Average Exercise
                               ------------------    ------------------    ------------------
                                 Shares    Price       Shares    Price       Shares    Price
                               ---------  -------    ---------  -------    ---------  -------

Outstanding at beginning
 of period                       294,750  $  4.94      325,020  $  4.70      360,480  $  4.83
   Granted                        40,000     4.79       15,000     4.31            -        -
   Exercised                     (12,000)    1.71      (44,220)    2.87       (1,650)    1.93
   Forfeited/Expired              (7,900)    5.35       (1,050)    7.20      (33,810)    6.20
                               ---------  -------    ---------  -------    ---------  -------
Outstanding at end of period     314,850  $  4.95      294,750  $  4.94      325,020  $  4.70
                               =========  =======    =========  =======    =========  =======
Options exercisable at end
 of period                       261,292               248,384               234,756
                               =========             =========             =========

Shares available for options
 that may be granted             246,780               273,880               272,830
                               =========             =========             =========

Weighted-average grant date
 fair value of options granted
 during the period - exercise
 price equals stock market
 price at grant                           $  1.94               $  2.58               $     -
                                          =======               =======               =======
Weighted-average grant date
 fair value of options granted
 during the period - exercise
 price exceeds stock market
 price at grant                           $     -               $     -               $     -
                                          =======               =======               =======


The following summarizes all stock options outstanding at fiscal year end
2003:


                                                                                        Exercisable
                                             Remaining                        ----------------------------
                Exercise       Number     Weighted-Average  Weighted-Average    Number    Weighted-Average
                  Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
              -------------  -----------  ----------------  ----------------  ----------- ----------------
1997 Options  $2.62 - $2.87    121,210       2.9 years            $2.61         121,210          $2.61
1999 Options  $6.14 - $9.00    113,190       5.4 years            $7.64         103,312          $7.56
2000 Options      $5.75         27,950       6.7 years            $5.75          16,770          $5.75
2002 Options  $3.94 - $4.49     15,000       8.9 years            $4.31          15,000          $4.31
2003 Options  $4.60 - $4.80     37,500       9.1 years            $4.79           5,000          $4.71
                             -----------                    ----------------  -----------  ---------------
                               314,850                            $4.95         261,292          $4.91

                                    F-31


18.    DERIVATIVE INSTRUMENTS:

The Company borrows money at variable interest rates which exposes it to risk that interest expense will increase if the benchmark interest rate used to set the variable rates increases. In order to reduce its exposure to this risk, the Company may use derivative instruments (i.e. interest rate swaps agreements) pursuant to established Company policies. As of September 2003 and 2002, the Company had interest rate swap agreements outstanding with notional amounts totaling $15 million and $25 million, respectively, related to borrowings on the Facility. Theses interest rate swaps were used to effectively convert certain of the Company's floating rate debt to fixed rate debt. The interest rate swaps outstanding at September 2003 are accounted for as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge is effective. Any ineffectiveness associated with the interest rate swaps is immediately recognized in earnings within interest expense. The interest rate swap outstanding as of September 2002 was not accounted for as a hedge transaction.

19.    BUSINESS SEGMENTS:

AMCON has three reportable business segments: the wholesale distribution of consumer products, the retail sale of health and natural food products, and a beverage division consisting of HNWC and TBG. The results of the acquired Merchants distribution business are included in the wholesale distribution of consumer products segment due to similar economic characteristics shared by AMCON's existing distribution business and Merchants distribution business, as well as similar characteristics with respect to nature of products distributed, the type and class of customers for the distribution products, and the methods used to distribute the products. The results of the retail health food stores comprise the retail segment due to similar economic characteristics, as well as similar characteristics with respect to nature of products sold, the type and class of customers for the health food products, and the methods used to sell the products. The results of the HNWC and TBG comprise the beverage segment due to their unique economic characteristics and the nature of the products, as well as the methods used to sell and distribute the products. The segments are evaluated on revenues, gross margins, operating income and income before taxes.

                                Wholesale
                               Distribution     Retail        Beverage        Other/2/     Consolidated
                              ---------------------------------------------------------------------------
FISCAL YEAR ENDED 2003:
External revenues:
   Cigarettes                 $ 564,804,865  $          -   $         -     $         -    $ 564,804,865
   Health food                            -    33,110,706             -               -       33,110,706
   Confectionery                 51,400,977             -             -               -       51,400,977
   Tobacco, beverage & other    119,310,355             -     3,695,318        (186,870)     122,818,803
                              ---------------------------------------------------------------------------
    Total external revenues     735,516,197    33,110,706     3,695,318        (186,870)     772,135,351

Depreciation and
 amortization /1/                 1,388,081       937,880       194,097               -        2,520,058
Operating income (loss)           8,538,065       503,799    (4,099,116)       (115,882)       4,826,866
Interest expense                  1,397,631     1,384,295       487,851               -        3,269,777
Income (loss) before taxes        7,645,028      (847,604)   (5,026,069)       (115,882)       1,655,473
Total assets                     72,589,504    16,778,236    10,085,641          46,049       99,499,430
Capital expenditures                732,411       475,775     2,020,525               -        3,228,711

                                    F-32



                                Wholesale
                               Distribution     Retail        Beverage        Other/2/     Consolidated
                              ---------------------------------------------------------------------------
FISCAL YEAR ENDED 2002:
External revenues:
 Cigarettes                   $ 640,359,587  $          -   $         -     $         -    $ 640,359,587
 Health food                              -    31,655,388             -               -       31,655,388
 Confectionery                   52,566,991             -             -               -       52,566,991
 Tobacco, beverage & other      120,297,206             -     2,237,825               -      122,535,031
                              ---------------------------------------------------------------------------
  Total external revenues       813,223,784    31,655,388     2,237,825               -      847,116,997

Depreciation and
 amortization /1/                 1,589,745     1,489,186       374,337               -        3,453,268
Operating income (loss)           7,969,125       382,332    (1,201,310)              -        7,150,147
Interest expense                  2,786,389     1,265,678       220,716               -        4,272,783
Income (loss) before taxes        6,128,297    (1,595,011)   (1,245,217)              -        3,288,069
Total assets, excluding
 discontinued operations         79,392,521    18,452,752     6,741,196               -      104,586,469
Capital expenditures              1,569,981       674,310       435,923               -        2,680,214


FISCAL YEAR ENDED 2001:
External revenues:
 Cigarettes                   $ 420,096,403  $          -   $         -     $         -    $ 420,096,403
 Health food                              -    31,843,339             -               -       31,843,339
 Confectionery                   39,311,698             -             -               -       39,311,698
 Tobacco, beverage & other       86,338,045             -             -               -       86,338,045
                              ---------------------------------------------------------------------------
  Total external revenues       545,746,146    31,843,339             -               -      577,589,485

Depreciation and
 amortization                       994,028     1,525,349             -               -        2,519,377
Operating income (loss)           3,159,167    (2,179,061)            -               -          980,106
Interest expense                  2,233,278     1,643,328             -               -        3,876,606
Income (loss) before taxes          912,940    (3,703,381)            -               -       (2,790,441)
Total assets, excluding
 discontinued operations         78,998,414    20,025,635             -         173,273       99,197,322
Capital expenditures                412,455       785,253             -               -        1,197,708

    /1/ Includes depreciation reported in cost of sales for beverage segment. /2/ Includes charges to operations incurred by discontinued operations and intercompany eliminations.



                                    F-33




















                             CORPORATE DIRECTORY

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

William F. Wright
Chairman

Kathleen M. Evans
President

Raymond F. Bentele
Retired, Former Chairman and CEO of
  Mallinckrodt, Inc.

William R. Hoppner /2/
Consultant

J. Tony Howard /2/
President of Nebraska Distributing Company

John R. Loyack /1/
Sr. Vice President and CFO of
  PNM Resources, LLP

Stanley Mayer /1/
Consultant

Timothy R. Pestotnik /1/
Partner with the law firm
  Luce, Forward, Hamilton & Scripps, LLP

Allen D. Petersen
Chairman of Draupnir LLP, Former Chairman and CEO of American Tool Companies, Inc.

/1/ Audit Committee
/2/ Compensation Committee


CORPORATE OFFICERS

William F. Wright
Chairman

Kathleen M. Evans
President

Michael D. James
Secretary, Treasurer and
  Chief Financial Officer

Patrick Medinger
Assistant Secretary and Controller



SUBSIDIARY OFFICERS
Eric J. Hinkefent
President and Chief Executive Officer of
  Chamberlin Natural Foods, Inc. and
  Health Food Associates, Inc.

Willard Irwin
President and Chief Executive Officer of
  Hawaiian Natural Water Co., Inc.

Stephen O. Sparks
President and Chief Executive Officer of
  The Beverage Group, Inc.

CORPORATE HEADQUARTERS
AMCON Distributing Company
7405 Irvington Road
Omaha, Nebraska  68122
(402) 331-3727

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT AUDITORS
Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, Nebraska  68102

ANNUAL STOCKHOLDERS' MEETING
Thursday, March 11, 2004
10:00 a.m.
LaSalle Bank
135 South LaSalle, 43rd Floor
Chicago, IL 60603

ADDITIONAL INFORMATION
The Annual Report on Form 10-K to the Securities and
Exchange Commission provides certain additional information and is available without charge upon request to Michael D. James, Secretary, Treasurer and Chief Financial Officer of the Company.

STOCK INFORMATION
AMCON Distributing Company's Common Shares are traded on the American Stock Exchange. The symbol for the Common Stock is "DIT."

WEB SITE
http://www.amcon.com