Form 10-K, Exhibit 13
period 2004-09-24
AMCON DISTRIBUTING CO
filed 2005-01-07
CIK 928465

Exhibit 13.1


                          AMCON Distributing Company

                          Index to 2004 Annual Report


        Letter to Shareholders......................................  1

        Selected Financial Data.....................................  4

        Selected Quarterly Financial Data...........................  5

        Market for Common Stock.....................................  6

        Management's Discussion and Analysis
           Forward Looking Statements...............................  7
           Company Overview.........................................  7
           Industry Segment Overviews...............................  8
           Certain Accounting Considerations........................ 10
           Critical Accounting Policies............................. 11
           Results of Operations.................................... 13
           Liquidity and Capital Resources.......................... 19
           Off-Balance Sheet Arrangements........................... 25
           Acquisitions and Dispositions............................ 25
           Quantitative and Qualitative Disclosures
              About Market Risk..................................... 27

        Report of Management........................................ 28

        Report of Independent Registered Public
           Accounting Firm.......................................... F-1

        Consolidated Financial Statements .......................... F-2

        Notes to Consolidated Financial Statements.................. F-7

        Corporate Directory
















January 7, 2005

TO OUR SHAREHOLDERS:

Our Fiscal 2004 was a difficult year to characterize. Some very positive things occurred; some negative things also occurred. In reviewing the year, perhaps it would be helpful to consider the overall strategic direction of your Company.

Our Company has been primarily engaged in the wholesale distribution of consumer products since its inception. AMCON Distributing Company's six distribution centers serve the Great Plains and Rocky Mountain regions. They distribute primarily convenience store products including, cigarettes and tobacco, candy and other confectionery, beverages, groceries, paper products, health and beauty care products, frozen and chilled products, and institutional food service products.

This business conducted by AMCON Distributing Company makes up the Wholesale Distribution segment of the Company. This segment has historically generated a large and relatively stable source of earnings and cash flow. However, due primarily to competitive pressures and the nature of the products being distributed, the profit margins it generates are lean (but consistent with the industry) and the potential for organic growth has been limited. Growth in revenues and profits in this segment are also largely dependent upon the volume of cigarette sales, price increases in cigarettes and changes in promotional programs by the major cigarette manufacturers, each of which is largely outside the control of the Company. The Company expects that competition and pressure on profit margins will continue to affect both large and small distributors and demand that distributors consolidate in order to become more efficient.

In recognition of these market forces, the Company has developed and implemented over time a strategy that would redeploy the cash resources generated by the Wholesale Distribution segment into new businesses that have the long-term potential for much more significant growth in revenues and profits. In seeking to develop significant new sources of revenues and profits, the Company intends to diversify the risk associated with its current dependence on cigarette sales. The selection of these new businesses is also guided by our desire to generate future revenue and cost synergies among the businesses currently owned and those being acquired.

One of the first of our acquisitions to achieve these goals was that of retail health food stores. AMCON operates six retail health food stores in Florida under the name Chamberlin's Market & Cafe ("Chamberlin's") and seven stores in the Midwest under the name Akin's Natural Foods Market ("Akin's"), which collectively constitute our Retail health and natural food products segment. These stores carry natural supplements, groceries, health and beauty care products and other food products, most of which generate significant gross profit margins. This segment has been profitable on an operating basis prior to acquisition carrying costs.


                                      1




The trend toward profitability of this segment is expected to be enhanced by the development of a new marketing department and implementation of a new central point-of-sale inventory control system which was completed in fiscal 2004. However, this segment experienced a decline in sales and gross profit in the third and fourth quarters of fiscal 2004 because of an extraordinarily horrible hurricane season and a planned reduction in the size of the deli/bakery operations in the Florida stores, reduced supplement sales resulting from unfavorable media coverage related to the government ban on ephedra-based products, and a general softening of the low-carb market coupled with continued expansion of low-carb offerings and sales through mainstream grocery channels. Management is currently reviewing all store locations for opportunities to close or relocate marginally performing stores, remodel and expand good performing stores and identify new locations for one or two additional stores in fiscal 2005. In this regard, a new retail health food store was opened in Oklahoma City, Oklahoma in fiscal 2004 and we expect to continue to open additional stores in the future.

The potential for attractive growth and return on investment, as well as potential synergy with the Company's retail and wholesale distribution capabilities, drew the Company to the non-alcoholic natural beverage business. This segment consists of Hawaiian Natural Water Company, Inc. ("HNWC"), Trinity Springs, Inc. and The Beverage Group Inc.

HNWC bottles natural spring water from a source located on the Big Island of Hawaii and bottles purified drinking water on the island of Oahu. HNWC currently markets its products primarily in the State of Hawaii, but has expanded marketing to the mainland United States and certain international markets. HNWC's water bottling operation has historically operated at a loss. However, the Company is hopeful that this operation generates profits in fiscal 2005 as HNWC focuses on expansion of its markets and takes advantage of its new operations.

Trinity Springs, Inc. ("TSI") began operations for our Company in June 2004 following the acquisition of substantially all of the assets of its unaffiliated predecessor. TSI bottles geothermal water and a natural mineral supplement that are currently sold primarily in health food stores. TSI is the market leader in the health food store channel, having doubled its sales over the past twelve months and expects to continue strong sales growth in fiscal 2005. TSI intends to build on the brand identity created by its unique source by accessing broader channels of distribution. In addition, certain beverage products, including Hawaiian Springs/R/ and Royal Kona Coffee/R/, previously handled by The Beverage Group, Inc. have been transferred to Trinity in order to avoid duplicative expenses.

The Beverage Group Inc. ("TBG") is focused on marketing HYPE/R/, Lightnin'/TM/ and other private label energy drinks in the United States.
The beverage marketing and distribution business conducted by TBG incurred significant losses during 2004 as substantial expenditures were made for product development, distribution network development, and marketing efforts to promote our portfolio of specialty beverages. TBG has now taken steps to reduce ongoing operating expenses by greatly reducing the work force and warehouse operations and plans to continue to consolidate certain activities of marketing and distribution business with other companies in the affiliated group. In addition, the Company is evaluating the line of product
                                      2


offerings and plans to discontinue non-contributing brands and focus on the brands with the greatest potential for market penetration.

As described under "Liquidity and Capital Resources," entry into and development of these new businesses has required the expenditure of significant cash resources for the costs of acquiring these businesses and funding their operations and growth. These cash needs include the financing of growing accounts receivable and inventory associated with increased sales, making capital investments in equipment, and conducting promotional efforts. In order to assist in meeting these cash needs, the Company has determined to suspend the payment of cash dividends on common stock for the foreseeable future. The Company will periodically revisit its dividend policy to determine whether it has adequate internally generated funds, together with other needed financing, to fund its growth and operations in order to resume the payment of cash dividends on common stock.

As discussed in more detail under "Management's Discussion and Analysis," annually we engage an independent valuation firm to perform a review of our intangible assets, which include goodwill and tradenames, for impairment. This year, that review resulted in impairment charges in our Beverage segments of $3.6 million. While we believe that these businesses will produce profits in the future, our conservative approach in projecting growth warranted taking an impairment charge this year.

In November 2004, the Company renewed its bank line for a period of approximately two and a half years. In addition, during the period June through October 2004, the Company placed $4.5 million of new preferred stock at competitive rates. These factors allowed us to retire all of our subordinated indebtedness related to an acquisition in our Retail Segment and pay for the initial cash commitments required to purchase TSI. In addition, we plan to secure a separate line of credit to assist in the growth of TSI and we will continue to evaluate additional funding alternatives for our Beverage segment.

Finally, Chris Atayan, the Senior Managing Director of Slusser & Associates, Inc., a New York City Investment Banking firm, has recently joined our Board of Directors. In addition to Chris' wealth of experience in investment banking and a long-term relationship with the Company since the late 1980s, Chris has been a successful investor and director in retail and beverage enterprises and grew up in a family owned convenience wholesale distribution business, so he is very familiar with all our industry segments. We welcome Chris to our Board. Also, Bill Hoppner, a long-term director of the Company, was elected Senior Vice President of the Company in charge of our retail health food and beverage segments this year.

We believe fiscal 2005 will start to show the fruits of our efforts in reorganization and hope that we continue to receive your support as Shareholders of our Company. As always, we appreciate your past support and the ongoing support of our hardworking loyal employees at AMCON Distributing Company.

Very truly yours,


William F. Wright                             Kathleen M. Evans
Chairman of the Board                         President
                                      3

SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from AMCON Distributing Company and subsidiaries' (the "Company's") audited financial statements. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Consolidated Financial Statements and Notes thereto included in this Annual Report.


                        (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------
Fiscal Year                           2004        2003        2002        2001        2000
--------------------------------------------------------------------------------------------
Sales/1/.......................... $ 823,805   $ 772,135   $ 847,117   $ 577,589   $ 422,901
Cost of sales.....................   765,630     711,974     785,193     531,903     378,138
                                   ---------------------------------------------------------
Gross profit......................    58,175      60,161      61,924      45,686      44,763
Operating expenses................    58,440      55,334      54,774      44,706      37,847
Impairment charges/2/.............     3,579           -           -           -           -
                                   ---------------------------------------------------------
Income (loss) from operations.....    (3,844)      4,827       7,150         980       6,916
Interest expense..................     3,385       3,270       4,273       3,877       2,499
Other income, net and equity in
 loss of unconsolidated affiliate.      (577)        (98)       (411)       (107)     (2,248)
                                   ---------------------------------------------------------
Income (loss) from continuing
 operations before income taxes...    (6,652)      1,655       3,288      (2,790)      6,665
Income tax expense (benefit)......    (2,423)        629       1,316      (1,018)      2,354
Minority interest, net of tax.....       (91)          -           -           -           -
                                   ---------------------------------------------------------
Income (loss) from continuing
 operations.......................    (4,138)      1,026       1,972      (1,772)      4,311
Income (loss) from discontinued
 operations, net of income taxes
 of $0, $0, $0, $(963), and
 $(239), respectively.............         -           -           -      (1,570)       (407)
                                   ---------------------------------------------------------
Net income (loss).................    (4,138)      1,026       1,972      (3,342)      3,904
Preferred stock dividend
 requirements.....................        50           -           -           -           -
                                   ---------------------------------------------------------
(Loss) income available
 to common shareholders........... $  (4,188)  $   1,026   $   1,972   $  (3,342)  $   3,904
                                   =========================================================

Basic earnings (loss) per share:
  Continuing operations........... $   (7.94)  $    1.95   $    3.90   $   (3.88)  $    9.46
  Discontinued operations.........         -           -           -       (3.44)      (0.89)
                                   ---------------------------------------------------------
  Net basic earnings (loss)
   per share...................... $   (7.94)  $    1.95   $    3.90   $   (7.32)  $    8.57
                                   =========================================================

Diluted earnings (loss) per share:
  Continuing operations........... $   (7.94)  $    1.91   $    3.81   $   (3.88)  $    9.07
  Discontinued operations.........         -           -           -       (3.44)      (0.86)
                                   ---------------------------------------------------------
  Net diluted earnings (loss)
   per share...................... $   (7.94)  $    1.91   $    3.81   $   (7.32)  $    8.21
                                   =========================================================




                                              4

Weighted average shares outstanding:
  Basic...........................   527,774     527,699     505,414     456,362     455,810
  Diluted.........................   527,774     537,042     518,197     456,362     475,553

Working capital /3/............... $  27,939   $  19,951   $  26,989   $  33,947   $  27,023
Total assets .....................   111,730      99,499     104,586      99,197      73,192
Long-term obligations and
  subordinated debt /4/...........    72,156      61,270      62,579      62,302      41,399
Shareholders' equity /5/..........    15,205      17,301      16,699      13,363      16,855
Cash dividends declared
  per common share................      0.72        0.72        0.72        0.72        0.72


   /1/ In accordance with Emerging Issues Task Force (EITF) No. 01-9 "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" sales incentives paid to customers have been recorded as a reduction of sales.

   /2/ Includes impairment of certain identifiable intangibles in the beverage segment.

   /3/ Current assets minus current liabilities.

   /4/ Includes deferred taxes, noncurrent liabilities of discontinued operations, current and long-term portions of subordinated debt and long-term debt and other long-term liabilities.

   /5/ Net of dividends declared of $0.4 million, $0.4 million, $0.4 million in fiscal 2002-2004 and $0.3 million fiscal 2000-2001.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected financial information for each of the eight quarters in the two fiscal years ended September 2004 and 2003. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report. Quarterly earnings or loss per share are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings or loss per share amount.


                      (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------
Fiscal Year 2004                               Fourth      Third       Second      First
------------------------------------------------------------------------------------------
Sales......................................  $ 218,460   $ 218,891   $ 193,417   $ 193,037
Gross profit...............................     14,410      15,097      13,604      15,064
Income (loss) from operations
  before income taxes......................     (5,225)       (428)     (1,783)        784
(Loss) income available
  to common shareholders...................     (3,335)       (265)     (1,102)        514
Basic earnings (loss) per share............  $   (6.33)  $   (0.50)  $   (2.09)  $    0.97
Diluted earnings (loss) per share..........  $   (6.33)  $   (0.50)  $   (2.09)  $    0.96

                                      5


                      (Dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------
Fiscal Year 2003                               Fourth      Third       Second      First
-------------------------------------------------------------------------------------------

Sales......................................  $ 207,456   $ 189,949   $ 177,009   $ 197,721
Gross profit...............................     16,462      16,024      13,831      13,844
Income (loss) from operations
  before income taxes......................        535       1,118        (438)        440
(Loss) income available
  to common shareholders...................        334         691        (274)        275
Basic earnings (loss) per share............  $    0.63   $    1.31   $   (0.52)  $    0.52
Diluted earnings (loss) per share..........  $    0.62   $    1.29   $   (0.52)  $    0.51

MARKET FOR COMMON STOCK

The Company's common stock trades on the American Stock Exchange ("AMEX") under the trading symbol "DIT". The following table reflects the range of the high and low closing prices per share of the Company's common stock reported by AMEX for fiscal years 2004 and 2003, after adjustment for a one-for-six reverse stock split effected on May 14, 2004. As of December 31, 2004, the closing stock price was $18.80 and there were 527,062 common shares outstanding. The Company has approximately 300 common shareholders of record and the Company believes that approximately 1,250 additional persons hold shares beneficially.

                  Fiscal Year 2004      Fiscal Year 2003
                  ----------------      ----------------
                    High     Low          High     Low
                  -------  -------      -------  -------
    4th Quarter   $ 25.10  $ 20.60      $ 31.80  $ 26.02
    3rd Quarter     29.40    24.48        28.12    17.70
    2nd Quarter     28.80    21.83        35.02    20.48
    1st Quarter     27.60    21.90        36.52    27.30

During fiscal years 2004 and 2003, the Board of Directors declared cash dividends of $0.18 per share per quarter or $0.72 per common share for each year. The Company's revolving credit facility provides that the Company may not pay dividends on its commons shares in excess of $0.72 per common share on an annual basis. As discussed more fully in the "Letter to Shareholders," the Company is implementing a strategy to invest its cash resources into growth-oriented businesses and has therefore determined to suspend the payment of cash dividends on common stock for the foreseeable future. The Company will periodically revisit its dividend policy to determine whether it has adequate internally generated funds, together with other needed financing to fund its growth and operations in order to resume the payment of cash dividends on common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward Looking Statements

This Annual Report, including the Letter to Shareholders, Management's Discussion and Analysis, and other sections, contains forward looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results. Forward looking statements include information concerning the possible or assumed future results of operations of the Company and those statements preceded by, followed by or that include the words "future," "position," "anticipate(s)," "expect," "believe(s)," "see," "plan," "further improve," "outlook," "should" or similar expressions. For these statements, we claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed elsewhere in this document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward looking statements:

    - changing market conditions with regard to cigarettes,
    - changes in promotional and incentive programs offered by cigarette manufacturers,
    - the demand for the Company's products,
    - new business ventures,
    - domestic regulatory risks,
    - competition,
    - other risks over which the Company has little or no control, and
    - any other factors not identified herein could also have such an effect.

Changes in these factors could result in significantly different results. Consequently, future results may differ from management's expectations. Moreover, past financial performance should not be considered a reliable indicator of future performance. Any forward looking statement contained herein is made as of the date of this document. The Company undertakes no obligation to publicly update or correct any of these forward looking statements in the future to reflect changed assumptions, the occurrence of material events or changes in future operating results, financial conditions or business over time.

Company Overview

AMCON Distributing Company ("AMCON" or the "Company") is primarily engaged in the wholesale distribution business in the Great Plains and Rocky Mountain regions of the United States. In addition, AMCON operates thirteen retail health food stores and a non-alcoholic beverage business that includes natural spring and geothermal water bottling operations in the States of Hawaii and Idaho and a marketing and distribution operation which is focused on selling the Company's proprietary water and other specialty beverages. As used herein, unless the context indicates otherwise, the term "ADC" means the wholesale distribution segment and "AMCON" or the "Company" means AMCON Distributing Company and its consolidated subsidiaries.

During fiscal 2004, the Company:

    - generated a 6.7% increase in sales compared to fiscal 2003 primarily due to a 7.5% increase in cigarette carton volume.

    - generated a non-recurring increase in income before taxes of $0.8 million from a wholesale industry cigarette price increase in response to the elimination of vendor program incentive payments during the first quarter of the year.

    - completed construction of a new packaging and warehouse facility at our natural spring water bottling plant in Hawaii.

    - opened a new retail health food store in Oklahoma City, OK.

    - acquired the tradename, water source, customer list and substantially all of the operating assets of Trinity Springs, Ltd. for approximately $8.8 million through a combination of cash, notes, issuance of a 15% interest in Trinity Springs, Inc. (a newly formed subsidiary of AMCON) and payment of an annual water royalty.

    - completed a $2.5 million private placement of Series A Convertible Preferred Stock

    - completed a one-for-six reverse stock split as approved by the shareholders at the May 2004 Annual Meeting.

    - incurred a $3.6 million before tax charge related to the impairment of intangible assets in our recently restructured beverage segment.

    - recognized a loss per diluted share of $7.94 for the fiscal year ended September 2004 compared to earnings per diluted share of $1.91 for the prior fiscal year.

    - declared and paid cash dividends of $0.72 per common share.

Industry Segment Overviews

Wholesale Distribution Segment

The wholesale distribution of cigarettes has been significantly affected during the past year due to changing promotional programs implemented by the major cigarette manufacturers. Reductions in these promotional programs have caused wholesalers to react by increasing cigarette prices to retailers.
This occurred for the first time at the beginning of fiscal 2004 without a corresponding price increase from manufacturers and occurred again at the beginning of the second quarter of fiscal 2004. Due to timing of recognition of manufacturer program incentive payments, the price increase in the first quarter provided the Company with a $0.8 million non-recurring boost in gross profit during fiscal 2004. Certain manufacturers changed their promotional programs again for the second quarter of fiscal 2004, therefore, it is difficult to predict how these changes will impact the Company and the industry in the future.

As a result of one of the manufacturer program changes discussed above, certain small wholesalers filed suit against Philip Morris and RJ Reynolds alleging unfair trade practices. In addition, due to the heightened level of competition in the marketplace from both a wholesale and retail convenience store perspective, a number of wholesalers and retailers have sought bankruptcy protection, been acquired or are on the market to be sold. Therefore, we expect that competition and pressure on profit margins will continue to affect both large and small distributors and demand that distributors consolidate in order to become more efficient.

Retail Health Food Segment

The retail segment experienced a decline in sales and gross profit in the third and fourth quarters of fiscal 2004 resulting from extreme adverse weather in Florida, a planned reduction in the size of the deli/bakery operations in the Florida stores, reduced supplement sales resulting from unfavorable media coverage related to the government ban on ephedra based products and a general softening of the low-carb market coupled with continued expansion of low-carb offerings and sales through mainstream grocery channels. Management is currently reviewing all store locations for opportunities to close or relocate marginally performing stores, remodel and expand good performing stores and identify new locations for one or two additional stores in fiscal 2005. As a result of this analysis, management closed a small under performing store in the Florida market in October 2004.

Beverage Segment

Construction of an expanded warehouse and packaging building at our plant in Hawaii, which began in the second quarter of 2003, was completed in the first quarter of fiscal 2004. Our water bottling operation in Hawaii has historically operated at a loss; however, we are hopeful that this operation generates operating profits in fiscal 2005 as the Company focuses on expansion of its markets and takes advantage of its new operations. In June 2004, the Company acquired substantially all of the operating assets of Trinity Springs, Ltd., headquartered in Sun Valley/Ketchum, Idaho, which bottles and sells geothermal bottled water and a natural mineral supplement. The new company, which is an 85% owned subsidiary of AMCON, was relocated to Boise, Idaho. The Trinity Springs water and mineral supplements are currently sold primarily in health food stores where they represent the number one selling water products. The Company plans to extend the
distribution channels outside the health food market.   The beverage
marketing and distribution business incurred significant losses during 2004 as significant expenditures were made for product development, distribution network development and marketing efforts to promote our portfolio of specialty beverages. The resulting sales were less than expected due to lack of market penetration of our new beverage products. We have taken steps to reduce on-going operating expenses by reducing the work force and consolidating certain activities of marketing and distribution with other companies in the affiliated group.

In addition, we are evaluating the line of product offerings and plan to discontinue non-contributing brands and focus on the brands with the greatest potential for market penetration.

Certain Accounting Considerations

In November 2004, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the
capitalization of certain items.   SFAS No. 151 requires that idle facility
expense, excess spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005 (fiscal 2006 for the Company). Management does not believe there will be a significant impact as a result of adopting this Statement.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment." Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This Statement is the result of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under Opinion 25, many investors and other users of financial statements said that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 (the fourth quarter of fiscal 2005 for the Company). The impact of this Statement will result in additional expense to the Company when stock options or other equity-based grants are issued in the future. The Company has not issued any stock options to employees since October 2002.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (fiscal 2006 for the Company). Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. We are currently assessing the impact that this standard will have on the Company.

Years cited herein refer to AMCON's fiscal years. AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual years ended September 24, 2004, September 26, 2003,and September 27, 2002. Fiscal years 2004, 2003, and 2002 each comprised 52 weeks.

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

DEPRECIATION, AMORTIZATION AND IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets consist primarily of fixed assets and intangible assets that were acquired in business combinations. Fixed assets and amortizable identified intangible assets are assigned useful lives ranging from 2 to 40 years. Goodwill is not amortized. Impairment of reporting units, which is measured in the Company's fourth fiscal quarter in order to coincide with its budgeting process, is evaluated annually with the assistance of an independent third party. The reporting units are valued using after-tax cash flows from operations (less capital expenditures) discounted to present value. The most significant assumptions in the analysis include management's projection of future sales and expenses and the discount rate. Management and the independent third party use sensitivity analysis to determine the impacts of changes in the discount rate on the valuation of the reporting unit.

Due to competitive pressures in the natural spring water bottling, operating profits and cash flows were lower than expected. Based on this trend, the future cash flow forecasts have been revised for this reporting unit and an impairment has been recorded in the Company's statement of operations as a component of income (loss) from operations. In September

2004, Hawaiian Natural Water Company, Inc. a reporting unit in the beverage segment, recognized impairment of $3.6 million to its tradename as a result of the annual impairment test.

REVENUE RECOGNITION. The Company recognizes revenue when products are delivered to customers, which generally is the same day products are shipped, or sold, to consumers in stores. Sales are shown net of returns, discounts, and sales incentives to customers.

INSURANCE. The Company's insurance for worker's compensation, general liability and employee-related health care benefits are provided through high-deductible or self-insured programs. As a result, the Company accrues for its worker's compensation liability based upon claim reserves established with the assistance of a third-party administrator which are then trended and developed with the assistance of our insurance agent. The reserve for incurred but unreported employee health insurance benefits is based on one month of average claims using the Company's historical claims experience rate. The reserves associated with the exposure to these self-insured liabilities are reviewed by management for adequacy at the end of each reporting period.

INCOME TAXES. The Company accounts for its income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. As required by SFAS No. 109, "Accounting for Income Taxes", these expected future tax consequences are measured based on provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as a change in the corporate tax rate, could have a material impact on our financial condition or results of operations. When appropriate, we record a valuation allowance against deferred tax assets to offset future tax benefits that may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part upon management's judgments regarding future events. Based on that analysis, we have determined that a valuation allowance is not appropriate at September 24, 2004.

Results of Operations

The following table sets forth an analysis of various components of the Statements of Operations as a percentage of sales for fiscal years 2004, 2003 and 2002:

                                       Fiscal Years
                                  -----------------------
                                   2004     2003     2002
                                  -----------------------
Sales............................ 100.0%   100.0%   100.0%
Cost of sales....................  92.9     92.2     92.7
                                  -----------------------
Gross profit.....................   7.1      7.8      7.3
Selling, general and
  administrative expenses........   6.8      6.9      6.1
Depreciation and amortization....   0.3      0.3      0.4
Impairment charges...............   0.4        -        -
                                  -----------------------
Income (loss) from operations....  (0.4)     0.6      0.8
Interest expense.................   0.4      0.4      0.5
Other income, net................     -        -     (0.1)
                                  -----------------------
Income (loss) from  operations
  before income taxes............  (0.8)     0.2      0.4
Income tax expense (benefit).....  (0.3)     0.1      0.2
                                  -----------------------
Net income (loss)................  (0.5)     0.1      0.2
Preferred stock dividend
  requirement....................     -        -        -
                                  -----------------------
(Loss) income available
  to common shareholders.........  (0.5)%    0.1%     0.2%
                                  =======================

FISCAL YEAR 2004 VERSUS FISCAL YEAR 2003.   Sales for fiscal year 2004
increased 6.7% to $823.8 million, compared to $772.1 million for fiscal year 2003. Sales are reported net of costs associated with sales incentives provided to customers, totaling $13.6 million and $8.0 million for fiscal 2004 and 2003, respectively. Sales increases (decreases) by business segment are as follows (dollars in millions):

         Wholesale distribution segment           $  49.3
         Retail health food stores segment           (0.7)
         Beverage segment                             3.1
         Intersegment eliminations                      -
                                                  -------
                                                  $  51.7
                                                  =======
Cigarette sales in the wholesale distribution segment increased by $32.5 million, and sales of tobacco, confectionary and other products contributed an additional $16.8 million in sales as compared to fiscal 2003. Of the increase in sales of cigarettes, $5.8 million related to price increases implemented by the Company in response to the elimination of vendor program incentives during the year, and $49.4 million related to a 7.5% increase in carton volume, primarily due to new customers within our current market area.

These increases were offset by a $22.7 million decrease in cigarette sales related to a decrease in prices on Philip Morris and a permanent decrease on RJ Reynolds' (successor in merger to Brown & Williamson) brands which began in the second quarter of 2003. Although the Philip Morris price reduction program was communicated as a temporary reduction, Philip Morris has extended the program through January 2005 and could extend it further. Both companies, however, did increase prices of certain cigarette brands in December 2004 by as much as $1.00 per carton. See discussion above under INDUSTRY SEGMENT OVERVIEWS for additional information regarding cigarette sales trends. The $16.8 million increase in sales of tobacco, confectionary and other products was attributable primarily to sales to new customers in our current market area. We continue to market our full service capabilities in an effort to differentiate our Company from competitors who utilize pricing as their primary marketing tool. However, pricing continues to be the primary criteria considered by convenience store retailers when considering suppliers.

Sales from the retail health food segment's new Oklahoma City store, which opened in April 2004, were $0.8 million. Sales declined in the remaining stores by $1.5 million primarily because of the extreme adverse weather in Florida, a planned elimination of the deli operation in the Florida stores, reduced supplement sales resulting from unfavorable media coverage related to the government ban on ephedra based products and a general softening of the low-carb market coupled with continued expansion of low-carb offerings and sales through mainstream grocery channels.

The beverage segment accounted for $6.8 million of sales for fiscal 2004, compared to $3.7 million in fiscal 2003. The improvement is primarily due to increases in case volume of our Hawaiian Springs natural spring water, which was possible due to completion of plant construction and a change to a new distributor in the Hawaii market in October 2003. Sales of other premium beverage products which were developed or licensed for sale late in fiscal 2003 from the Company's marketing and distribution business also contributed additional sales for the year compared to the prior year. In addition, the acquisition of substantially all of the operating assets of Trinity Springs, Ltd. at the end of June 2004 contributed $1.1 million of sales for fiscal 2004. Hawaiian Natural Water Company (HNWC), also acquired a water processing and bottling operation on the island of Oahu that contributed $0.3 million of sales in fiscal 2004. This acquisition enables HNWC to more effectively differentiate the premium natural spring water from purified bottled water products and provides a more competitive price point in which to provide private label water. Additionally, there were no sales from our home and office bottling and delivery business in Hawaii for fiscal 2004 because it was sold in October 2003. Sales from the home and office bottling and delivery business totaled $0.3 million in fiscal 2003.

Gross profit decreased 3.3% to $58.2 million for fiscal year 2004 compared to $60.2 million for the prior fiscal year. Gross profit as a percentage of sales decreased to 7.1% for the year compared to 7.8% for fiscal 2003. Gross profit by business segment is as follows (dollars in millions):

                                                               Incr/
                                            2004     2003     (Decr)
                                           -------------------------
       Wholesale distribution segment      $ 46.2   $ 46.6   $ (0.4)
       Retail health food stores segment     13.0     13.2     (0.2)
       Beverage segment                      (1.0)     0.4     (1.4)
                                           -------------------------
                                           $ 58.2   $ 60.2   $ (2.0)
                                           =========================

Gross profit of $5.5 million was generated from our wholesale distribution business from cigarette price increases implemented during fiscal 2004 in response to the elimination of vendor program incentive payments that the Company historically received. Because vendor program incentive payments are generally received and recognized by the Company in the quarter following the period in which the related cigarette sales were made, as that is when it is estimable, gross profit for fiscal 2004 includes both the normal vendor program incentive payments relating to the fourth quarter 2003 but received during the first quarter 2004 of approximately $0.8 million, and the amount earned from the price increases that were implemented to replace vendor program incentive payments. This increase in gross profit was partially offset by a decrease of $1.3 million in incentive payments received on our private label cigarettes, a decrease in incentive allowances received from manufacturers of approximately $5.4 million (net of amounts paid to customers), a decrease of $0.9 million related to increases in cigarette excise taxes in certain states in fiscal 2003 and a $1.2 million larger charge to cost of sales for fiscal 2004 as compared to the fiscal 2003 related to the change in the required LIFO inventory reserve balance. The remainder of the increase in gross profit of $2.9 million was primarily due to increased sales in all other products to new customers.

Gross profit from our retail health food segment decreased $0.2 million to $13.0 million primarily due to the decreased sales discussed above.

Gross profit from our beverage segment decreased primarily due to the Company's decision to discontinue certain product lines managed by the marketing and distribution business. As a result, we had excess inventory that we do not expect to be able to sell through the next year. A reserve of $1.0 million was established for expected losses due to the excess inventory. In addition, the beverage segment incurred significant inventory carrying costs during fiscal 2004 and experienced a decrease of $0.2 million in gross profit from our home and office bottling and delivery business in Hawaii which was sold in October 2003.

Total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, and impairment charges increased 12.1%, or $6.7 million, to $62.0 million compared to fiscal 2003. Operating expenses in the beverage segment accounted for $2.9 million of the increase, primarily due to the formation of the beverage marketing and distribution business at the end of the first quarter in 2003 and additional expenses that were incurred to increase market penetration in 2004. The wholesale distribution segment reduced operating costs by $0.2 million during fiscal 2004 as compared to fiscal 2003 primarily due to the decrease in the required allowance for bad debt reserve that is calculated based on historical collection trends. Total operating expenses in our retail segment increased $0.2 million due to the opening of a new store in Oklahoma City. These expenses were partially offset by savings incurred as a result of a reduced emphasis on the deli operations in the Florida stores. As a percentage of sales, total operating expenses increased to 7.5% from 7.2% in prior year.

As a result of the Company's annual goodwill and intangible asset impairment review as required by Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," the Company determined that certain intangible assets in the beverage segment were impaired by $3.6 million. Due to competitive pressures in the natural spring water bottling business, operating profits and cash flows were lower than expected for the year. Based on this trend, future expected cash flows were revised for this reporting unit and an impairment was recorded.

As a result of the above, the loss from operations for fiscal 2004 was $3.8 million, a decrease of $8.6 million as compared to income from operations of $4.8 million in fiscal 2003.

Interest expense for fiscal year 2004 increased 3.5% to $3.4 million compared to $3.3 million during the prior year. The increase was due primarily to additional borrowings on the Company's revolving line to support the beverage operations. The impact of the increased borrowings is somewhat offset by lower average interest rates in fiscal 2004 as compared to fiscal 2003.

Other income for fiscal 2004 of $0.6 million was generated primarily from gains on sales of available-for-sale securities, as well as, interest income, dividends and royalty payments. Other income for fiscal 2003 of $0.1 million was generated primarily from $0.1 million received from a settlement related to a former distribution facility, $0.3 million from gains on sales of available-for-sale securities, and $0.1 million in interest on income tax refunds, as well as, interest income and dividends on investment securities. These income items were offset by losses of $0.4 million associated with writing down non-operating assets held for sale to their fair market value.

The Company's effective income tax rate was 36.4% in fiscal 2004, compared to 38.0% in 2003. The decrease in the effective tax rate was primarily attributable to an increase in net operating loss carryforwards which resulted from new IRS guidance issued in December 2003 allowing additional carryover of net operating losses related to acquired companies.

In fiscal 2004, minority interest net of tax totaled $0.1 million and represented the allocation of the current years net loss of TSI to the minority shareholders.

As a result of the above factors, the loss available to common shareholders for fiscal year 2004 was $4.2 million compared to income available to common shareholders of $1.0 million in prior year.

FISCAL YEAR 2003 VERSUS FISCAL YEAR 2002.   Sales for fiscal year 2003
decreased 8.9% to $772.1 million, compared to $847.1 million for fiscal year 2002. Sales increases (decreases) by business segment are as follows (dollars in millions):

         Wholesale distribution segment           $  (77.7)
         Retail health food stores segment             1.4
         Beverage segment                              1.5
         Intersegment eliminations                    (0.2)
                                                  --------
                                                  $  (75.0)
                                                  ========

Of the total decrease in sales from the wholesale distribution business, $75.6 million was attributable to a decrease in sales of cigarettes, with $44.0 million of the decrease related to a decrease in cigarette prices on Philip Morris and RJ Reynolds' (successor in merger to Brown & Williamson) brands beginning in the second quarter of 2003. The remaining decrease in cigarette sales of $31.6 million resulted primarily from a 9.0% reduction in carton volume. See discussion above under INDUSTRY SEGMENT OVERVIEWS for additional information regarding cigarette sales trends. Sales of tobacco, confectionery and other products accounted for the remainder of the decrease as sales of these products decreased by $2.1 million or 1.2% over the prior year primarily due to loss of several key customers during the year.

Sales from the retail health food segment increased in part due to increased demand for low carbohydrate products. Improvements in the Midwest retail stores increased sales 9.1% over the prior year, more than offsetting lower than expected sales in the Florida market, which continues to suffer from decreased tourist trade and general economic depression.

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

Gross profit decreased 2.8% to $60.2 million for fiscal year 2003 compared to $61.9 million for the prior fiscal year. Gross profit as a percentage of sales increased to 7.8% for the year compared to 7.3% for fiscal 2002. Gross profit by business segment is as follows (dollars in millions):

                                                              Incr/
                                             2003    2002    (Decr)
                                           ------------------------
       Wholesale distribution segment      $ 46.6   $ 48.4   $ (1.8)
       Retail health food stores segment     13.2     13.2        -
       Beverage segment                       0.4      0.3      0.1
                                           ------------------------
                                           $ 60.2   $ 61.9   $ (1.7)
                                           ========================

Gross profit from our wholesale distribution business decreased primarily due to a decrease of $1.6 million in incentive payments received on our private label cigarettes, the absence of cigarette price increases and state excise tax increases during fiscal 2003 which together contributed $1.9 million to gross profit in fiscal 2002, and a decrease in incentive allowances received primarily from cigarette manufacturers on products other than private label cigarettes of approximately $1.5 million (net of amounts paid to customers). The above decrease in gross profit was partially offset by a $1.8 million decrease in cost of sales to account for a reduction in the LIFO reserve and a $1.4 million increase in gross profit from sales of other products.

Gross profit from our retail health food segment of $13.2 million was constant compared to the prior year even with a $0.3 million charge to cost of sales (or a decrease in gross profit) resulting from an increase in the LIFO reserve. Gross profit increased slightly in our Midwest stores, but was partially offset by a decrease in gross profit in our Florida stores.

Gross profit from our beverage segment increased due to a full year of sales in the current year from HNWC compared to nine months in the prior year, and new sales generated in the segment from the formation of TBG in the first quarter of 2003.

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

As a result of the above factors, income available to common shareholders for fiscal year 2003 was $1.0 million compared to $2.0 million in fiscal 2002.

Liquidity and Capital Resources

The Company requires cash to pay its operating expenses, purchase inventory and make capital investments and acquisitions of businesses. In general, the Company finances these cash needs from the cash flow generated by its operating activities, sales of investment securities and from borrowings, as necessary. During fiscal 2004, the Company used $3.7 million of cash from operating activities, primarily the result of slower accounts receivable turns and build up of inventory. These uses of cash were offset by increases in accounts payable and accrued expenses resulting from extended terms received on product promotions and vendor payment incentives. Cash of $4.6 million was utilized during the fiscal 2004 for capital expenditures and the Company's acquisition of certain business and operating assets from Trinity Springs, Ltd. and Nesco Hawaii. These expenditures were partially offset by the sales of certain fixed assets and available-for-sale securities which generated a net cash inflow during the year of $0.7 million. The Company generated net cash of $7.3 million from financing activities primarily from borrowings of $6.8 million on bank credit agreements and the private placement of $2.5 million of Series A Convertible Preferred Stock. Cash of $1.5 million was used in financing activities to pay down long-term debt and subordinated debt during the period and $0.5 million was used to pay dividends on common and preferred stock and retire fractional shares of common stock resulting from a one-for-six reverse stock split in May 2004.

During fiscal years 2004, the Board of Directors declared cash dividends of $0.18 per share per quarter or $0.72 per common share for the year. The Company's revolving credit facility provides that the Company may not pay dividends in excess of $0.72 per common share on an annual basis. The Company is implementing a strategy to invest its cash resources into growth-oriented businesses and has therefore determined to suspend the payment of cash dividends on common stock for the foreseeable future. The Company will periodically revisit its dividend policy to determine whether it has adequate internally generated funds, together with other needed financing to fund its growth and operations in order to resume the payment of cash dividends on common stock.

The following table summarizes our outstanding contractual obligations and commitments as of fiscal year end 2004:

                                            Payments Due By Period
                        ---------------------------------------------------------------------
Contractual                        Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
Obligations               Total     2005      2006      2007      2008      2009   Thereafter
----------------------  ---------------------------------------------------------------------

Long-term debt/1/, /2/  $ 61,473  $ 11,409  $ 12,005  $ 35,974  $    282  $  1,803  $       -
Subordinated debt/2/       7,876     7,876         -         -         -         -          -
Operating leases          20,454     5,383     4,489     2,712     1,963     1,505      4,402
Minimum water royalty/3/   4,165       206       288       288       288       288      2,807
                        ---------------------------------------------------------------------
Total                   $ 93,968  $ 24,874  $ 16,782  $ 38,974  $  2,533  $  3,596  $   7,209
                        =====================================================================

Other Commercial                   Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
Commitments               Total     2005      2006      2007      2008      2009   Thereafter
----------------------  ---------------------------------------------------------------------
Lines of credit/2/      $ 59,750  $ 59,750  $      -  $      -  $      -  $      -  $       -
Lines of credit in use   (49,548)  (49,548)        -         -         -         -          -
                        ---------------------------------------------------------------------
Lines of credit
 available                10,202    10,202         -         -         -         -          -
Water source guarantee     5,000         -         -         -         -         -      5,000
Letters of credit            837       837         -         -         -         -          -
                        ---------------------------------------------------------------------
Total                   $ 16,039  $ 11,039  $      -  $      -  $      -  $      -  $   5,000
                        =====================================================================

     /1/ Includes capital leases of $1.4 million.

     /2/ In October 2004, the Company's revolving credit facility was amended to increase the total facility to $60.0 million and add the subsidiaries, except for Trinity Springs, Inc. as borrowers. The new facility includes $5.0 million of term debt that was used, in addition to the proceeds from issuance of $2.0 million of Series B Convertible Preferred Stock to retire $6.8 million of subordinated debt.

     /3/ Fiscal 2005 - 2009 represent the annual minimum water royalty and the balance thereafter represents the minimum water royalty in perpetuity.

The Company's primary source of borrowing for liquidity purposes is its revolving credit facility with LaSalle Bank (the "Facility"). As of September 2004, the outstanding balance on the Facility was $44.8 million.
In October 2004, the Facility was amended to add $5.0 million of term debt to the total borrowing limit, which increased the limit from $55.0 million to $60.0 million, and to add the subsidiaries, except Trinity Springs, Inc., as borrowers. The revolving portion of the Facility bears interest at a variable rate equal to the bank's base rate, which was 4.75% at September 2004. In addition, the Company may select a rate equal to LIBOR plus 2.50%, for an amount of the Facility up to $15.0 million. The $5.0 million term debt bears interest at the bank's base rate plus 2.00% and is required to be repaid in eighteen monthly installments of $0.3 million beginning March 2005. The amended Facility continues to restrict borrowing for intercompany advances to certain subsidiaries. The Company hedges its variable rate risk on $15.0 million of its borrowings under the Facility by use of interest rate swap agreements. These swap agreements have the effect of converting the interest on this amount of debt to fixed rates ranging between 4.38% and 4.87% per annum. As discussed in Note 19, the Facility was amended in October 2004 and extended to April 30, 2007.

As discussed under "Qualitative and Quantitative Disclosures about Market Risk", a notional amount of $15.0 million is subject to interest rate swap agreements which have the effect of converting this amount to a fixed rate ranging between 4.38% and 4.87%. In addition, the Company is required to pay an unused commitment fee equal to 0.25% per annum on the difference between the maximum loan limit and average monthly borrowing for the month. The Facility is collateralized by all of the Company's equipment, intangibles, inventories, and accounts receivable, except those held by Trinity Springs, Inc. The amended Facility expires in April 2007.

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to certain subsidiaries, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual fixed charge ratio of 0.8 to 1.0, and a minimum tangible net worth of $3.0 million for fiscal 2005. The Facility also provides that the Company may not pay dividends on its common stock in excess of $0.72 per share on an annual basis. The Company was in compliance with its debt covenants at September 2004.

The Company believes that funds generated from operations, supplemented as necessary with funds available under the Facility, will provide sufficient liquidity for the operation of its wholesale distribution and retail
segments.   Management is presently negotiating with LaSalle Bank to bring
Trinity Springs, Inc into the Company's revolving credit facility and with investors to privately place debt or equity to provide additional funding for the beverage operations. Although management is optimistic that such financing will be committed, the ultimate outcome of this financing is not certain at this time.

In June 2004 the Company completed a $2.5 million private placement of Series A Convertible Preferred Stock representing 100,000 shares at $25 per share, the proceeds of which were primarily used to fund the acquisition of the business and operating assets of Trinity Springs, Ltd.

As of September 2004, the Company had cash on hand of $0.4 million and working capital (current assets less current liabilities) of $27.9 million. This compares to cash on hand of $0.7 million and working capital of $20.0 million as of September 2003. The Company's ratio of debt to equity increased to 4.56 at September 2004 compared to 3.45 in September 2003. For the first six months of 2004 the Company was paying down the outstanding balance on the Facility. Subsequently, the Company increased borrowing on the Facility to fund the beverage operations and used a combination of cash raised from the issuance of preferred stock discussed above and other debt to fund the acquisition of the business and operating assets of Trinity Springs, Ltd. and Nesco Hawaii.

In September 2004, the holders of $6.8 million of subordinated debt related to the acquisition of Health Food Associates, Inc. in September 1999, agreed to extend the due date of the debt to October 2004, at which time the Company completed the private placement of $2.0 million of Series B Convertible Preferred Stock and restructuring of the Facility to provide the funds to pay off the subordinated debt. The excess funds from the preferred stock offering that were not used to pay the subordinated debt of approximately $0.2 million were used to fund the beverage operations. However, the Company's beverage segment is still expected to require additional funding through fiscal 2005 and the Company's ability to fund those operations is limited by the Facility.

In December 2004, the Company purchased a distribution facility in Rapid City, South Dakota and began construction of an addition to the building. The lease on the current Rapid City facility was extended to coincide with the completion of construction in the second quarter of fiscal 2005. The Company expects capital expenditures relating to the building, construction of the addition and related equipment purchases to be approximately $1.8 million. The Company has arranged permanent financing for the building and equipment in an amount equal to 80% of the acquisition cost or approximately $1.4 million. The remainder of the capital expenditures related to the facility will be provided from the Facility.

In December 2004, a director of the Company extended a revolving credit facility to Trinity Springs, Inc., ("Trinity") in a principal amount of up to $1,000,000 at an interest rate of 8% per annum with an initial advance of $500,000. To induce the director to extend this loan to Trinity, the Company agreed to allow the director to receive a second mortgage on Trinity's real property on an equal basis with the Company's existing second mortgage on Trinity's real property.

The Company's $2.8 million and $2.0 million credit facilities with a bank which were used to fund operating activities of our beverage segment were eliminated in October 2004 as they were brought into the Company's revolving credit facility as part of the debt restructuring transaction.

The Company borrowed $6.9 million from a bank, at a fixed rate of 7.5%, to purchase the distribution facility in Quincy, IL in June 2001, referred to herein as the Real Estate Loan, and to retire term debt. The Real Estate Loan is amortized on a 20 year basis with a balloon payment due on June 1, 2006. The Real Estate Loan is collateralized by the Company's two owned distribution facilities. As of September 2004, the outstanding balance on the Real Estate Loan was approximately $6.4 million.

The acquisition of a distribution business in previous years provides for deferred payments to be made to the seller totaling $3.4 million (plus interest). These deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of September 2004, the outstanding obligation to the seller was approximately $1.0 million.

The Company had borrowings of $4.8 million under an 8% Convertible Subordinated Note (the "Convertible Note") and $2.0 million under a Collateralized Promissory Note (the "Collateralized Note"), which were due in September 2004. However, the terms were extended until October 2004 at which time they were paid in full.

In connection with the acquisition of TSI, the Company financed the acquisition in part through notes to the former owners totaling approximately $3.3 million. The Company borrowed $2.8 million at a fixed rate of 5.0%, payable in monthly installments over a 5 year period with the remainder due on June 1, 2009. As of September 2004, the outstanding balance was approximately $2.8 million. In addition, the Company borrowed $0.5 million at a fixed rate of 5.0% with interest due quarterly commencing in September 2004. The principal, along with unpaid interest, is due in June 2007. As of September 2004 the outstanding balance was approximately $0.5 million. The Company also assumed a note from the former owners totaling $0.1 million that has a fixed rate of 5.0% and is payable in annual installments through June 2007. As of September 2004, the outstanding balance was approximately $0.1 million. The notes are collateralized by substantially all of TSI's assets. The Company has also recorded a $2.8 million liability for the present value of the future minimum water royalty payment and the related brokers fees, utilizing a 6.6% after-tax effective interest rate, to be paid in perpetuity to the seller.

In connection with the acquisition of Nesco Hawaii by HNWC in July 2004, HNWC issued $0.7 million of notes to the sellers at a fixed rate of 5.0% and payable in two installments. The first payment is due in December 2004 and the balance due in March 2005. As of September 2004, the outstanding balance was approximately $0.7 million.

The Company has several capital leases for office, warehouse and water bottling equipment. As of September 2004, the outstanding balances on the capital leases totaled approximately $1.4 million.

AMCON has issued a letter of credit in the amount of approximately $0.8 million to its workers compensation insurance carrier as part of its self-insured loss control program.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably expected to have a material effect on the Company's financial position or results of operations.

Acquisitions of Businesses

HAWAIIAN NATURAL WATER COMPANY
On December 17, 2001, the Company completed a merger with HNWC, pursuant to which HNWC merged with and into, and thereby became, a wholly-owned subsidiary of AMCON Distributing Company. The merger consideration valued the entire common equity interest in HNWC at approximately $2.9 million, which was paid in cash of $0.8 million during fiscal 2001 and in common stock of the Company valued at $2.1 million. As a result, the Company issued 62,260 shares of its common stock to outside HNWC shareholders, representing 12.0% of the Company's outstanding shares after giving effect to the merger. HNWC option holders and warrant holders also received comparable options and warrants of the Company, but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio.

TRINITY SPRINGS, INC.
On June 17, 2004, a newly formed subsidiary of AMCON, TSL Acquisition Corp. (which subsequently changed its name to Trinity Springs, Inc.) acquired the tradename, water source, customer list and substantially all of the operating assets of Trinity Springs, Ltd. (which subsequently changed its name to Crystal Paradise Holdings, Inc.). The Seller was headquartered in Sun Valley/Ketchum, Idaho, and once bottled and sold a geothermal bottled water and a natural mineral supplement.

The total purchase price of $8.8 million was paid through a combination of $2.3 million in cash, $3.3 million in notes which were issued by Trinity Springs, Inc. (TSI) and guaranteed by AMCON; the assumption of approximately $0.2 million of liabilities and the issuance of TSI common stock representing 15% ownership of TSI which had an estimated fair value of $0.2 million. The TSI common stock is convertible into 16,666 shares of AMCON common stock at the option of the Seller. Additionally, the conversion option had an estimated fair value of $0.2 million. Included in the $2.3 million paid in cash are transaction costs totaling approximately $0.8 million that were incurred to complete the acquisition and consists primarily of fees and expenses for attorneys and investment bankers. In addition, TSI will pay an annual water royalty to the Seller, in perpetuity, in an amount equal to the greater of $0.03 per liter of water extracted from the source or 4% of water revenues (as defined by the purchase agreement) which is guaranteed by AMCON up to a maximum of $5 million, subject to a floor of $206,400 for the first year and $288,000 annually thereafter. The Company has recorded a $2.8 million liability for the present value of future minimum water royalty payments and related brokers fees to be paid in perpetuity. The discount rate utilized by the Company to determine the present value of the future minimum water royalty was based on a weighted average cost of capital which incorporated the Company's equity discount rate, dividend rate on the Series A Convertible Preferred Stock and the Company's average borrowing rate for all outstanding debt.

The promissory notes referred to above and the water royalty are secured by a first priority security and mortgage on the acquired assets, other than inventory and accounts receivable. The Seller retains the right to receive any water royalty payment for the first five years in shares of AMCON common stock up to a maximum of 41,666 shares. The water royalty can be cancelled after ten years have elapsed following the closing of the sale of assets of TSI, or if the business of TSI is sold to an unaffiliated third party, in which case the Seller would be entitled to receive the appraised fair market value of the water royalty but not less than $5 million. The Company's Chairman has in turn guaranteed AMCON for these payments as well as the promissory notes referred to above.

The acquisition has been recorded on the Company's books using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The portion of the purchase price in excess of the estimated fair value of the net assets acquired to be allocated to identifiable intangible assets is approximately $5.5 million.

The initial purchase price allocation performed in the third quarter of fiscal 2004 was based on management's internal preliminary allocation and resulted in an estimated purchase price of approximately $11.1 million, with approximately $7.8 million of the purchase price being allocated to intangible assets, including customer list, the Trinity tradename and the water source. Subsequently, the Company engaged an independent valuation firm to further analyze the transaction and based on preliminary input from the independent valuation firm, the amount of purchase price was reduced from $11.1 million to $8.8 million based on reassessment of the future water royalty obligation and related brokers fees and the weighted average cost of capital rate applied to the payment stream in perpetuity. Accordingly, the amount allocated to intangible assets was also reduced from $7.8 million to $5.5 million. At this stage, the purchase price allocation remains preliminary and is subject to completion of an independent appraisal. The Company has engaged an independent valuation firm to value the intangible assets and it is expected that a final report will be completed by the end of the second quarter, at which time any differences between the preliminary purchase price allocation will be recorded.

The Company has determined that it has acquired a unique water source as part of the transaction which represents an intangible asset and the Company has assigned a preliminary value of $2.8 million to this intangible asset. Additionally, the Company has acquired the Trinity tradename and has assigned a preliminary value of $2.3 million to this intangible asset. Upon completion of the independent valuation, the amount assigned to the water source and/or the Trinity tradename could be different and any residual amount would then be assigned to goodwill. Since both the water source and the Trinity tradename have indefinite lives, as does any goodwill, the assets are not amortized. Therefore, any change resulting from completion of the independent valuation in the allocation of purchase price from water source or tradename to goodwill would not have any impact on operating income. Additionally, the Company has assigned a preliminary value of $0.4 million to a customer list which will be amortized over a five year period.

NESCO HAWAII
On July 1, 2004, the Company's water bottling subsidiary in Hawaii entered into an agreement to acquire certain water bottling assets and liabilities from a water bottling company in Hawaii (Nesco Hawaii) for $0.5 million in cash, and $0.7 million in notes and the assumption of $0.1 million of liabilities. The acquisition has been recorded on the Company's books using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values.

The portion of the purchase price in excess of the estimated fair value of the net assets acquired to be allocated to identifiable intangible assets is approximately $0.7 million. The identifiable intangible assets consists of tradenames and a customer list. The tradenames have indefinite lives and therefore are not amortized. The customer list of $0.2 million is amortized over a five year period. The remaining portion of the excess purchase price allocated to goodwill was $0.4 million.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to interest rate risk on its variable rate debt. At September 2004, we had $34.5 million of variable rate debt outstanding (excluding $15.0 million variable rate debt which is fixed through the swaps described below), with maturities through June 2005. The interest rates on this debt ranged from 3.60% to 6.75% at September 2004. During most of fiscal 2003 and all of fiscal 2004 the Company had the option of selecting an interest rate based on our lender's base interest rate or based on LIBOR. This provides management with some control of our variable interest rate risk. We estimate that our annual cash flow exposure relating to interest rate risk based on our current borrowings is approximately $0.2 million for each 1% change in our lender's prime interest rate. As discussed in Note 19 to the consolidated financial statements, the LIBOR interest rate borrowing option was removed as part of the revolving credit facility restructuring in October 2004.

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

REPORT OF MANAGEMENT

Management is responsible for the preparation of the accompanying consolidated financial statements. The consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America to reflect, in all material aspects, the substance of financial events and transactions occurring during the year. Deloitte & Touche LLP, independent registered public accounting firm, has conducted an audit of our consolidated financial statements as of and for the fiscal years ended September 24, 2004, September 26, 2003 and September 27, 2002.

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

January 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of AMCON Distributing Company:

We have audited the accompanying consolidated balance sheets of AMCON Distributing Company and subsidiaries (the "Company") as of September 24, 2004 and September 26, 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three fiscal years in the period ended September 24, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AMCON Distributing Company and subsidiaries as of September 24, 2004 and September 26, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 24, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for goodwill and other intangible assets.


DELOITTE & TOUCHE LLP

Omaha, Nebraska
January 7, 2005













                                     F-1






CONSOLIDATED BALANCE SHEETS

AMCON Distributing Company and Subsidiaries
--------------------------------------------------------------------------------------------
Fiscal Year End September                                           2004            2003
--------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                       $     416,073    $     668,073
   Accounts receivable, less allowance
    for doubtful accounts of $0.7 million
    and $0.8 million in 2004 and 2003, respectively              29,586,255       28,170,129
   Available-for-sale investments                                         -          512,694
   Inventories                                                   36,481,014       32,489,051
   Income tax receivable                                          1,162,625                -
   Deferred income taxes                                          2,548,391        1,568,476
   Other                                                            708,916          581,950
                                                              ------------------------------
      Total current assets                                       70,903,274       63,990,373

Fixed assets, net                                                20,095,334       16,951,615
Goodwill                                                          6,449,741        6,091,397
Other intangible assets                                          13,271,211       11,420,542
Other assets                                                      1,010,303        1,045,503
                                                              ------------------------------
                                                              $ 111,729,863    $  99,499,430
                                                              ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $  17,762,392    $  15,092,091
   Accrued expenses                                               4,427,976        3,715,370
   Accrued wages, salaries, bonuses                               1,380,477        1,462,678
   Income tax payable                                                     -          540,414
   Current liabilities of discontinued operations                   107,724          117,612
   Current portion of long-term debt                             11,409,234       15,348,167
   Current portion of subordinated debt                           7,876,219        7,762,666
                                                              ------------------------------
      Total current liabilities                                  42,964,022       44,038,998

Deferred income taxes                                               593,018        1,367,367
Noncurrent liabilities of discontinued operations                         -          161,025
Other long-term liabilities                                       2,807,000                -
Long-term debt, less current portion                             50,063,571       35,654,423
Subordinated debt, less current portion                                   -          976,220
Minority interest                                                    97,100                -

Commitments and contingencies

Shareholders' equity:
   Series A cumulative, convertible preferred stock,
     $.01 par value 100,000 shares authorized and issued              1,000                -
   Common stock, $.01 par value, 15,000,000 shares authorized,
   527,062 and 528,159 issued in 2004 and 2003, respectively          5,271           31,690
   Additional paid-in capital - preferred stock                   2,437,355                -
   Additional paid-in capital - common stock                      6,218,476        5,997,977
   Accumulated other comprehensive income, net of tax
     of $0.1 million in 2004 and 2003, respectively                  59,900          220,732
   Retained earnings                                              6,483,150       11,050,998
                                                              ------------------------------
                                                                 15,205,152       17,301,397
                                                              ------------------------------
                                                              $ 111,729,863    $  99,499,430
                                                              ==============================

The accompanying notes are an integral part of these consolidated financial
statements                           F-2



CONSOLIDATED STATEMENTS OF OPERATIONS

AMCON Distributing Company and Subsidiaries
---------------------------------------------------------------------------------------------
Fiscal Years Ended September                           2004           2003           2002
---------------------------------------------------------------------------------------------
Sales (including excise taxes of $191.6 million,
 $172.2 million and $166.5 million in 2004, 2003
 and 2002, respectively)                          $ 823,805,300  $ 772,135,351  $ 847,116,997
Cost of sales                                       765,630,341    711,974,154    785,192,882
                                                  -------------------------------------------
Gross profit                                         58,174,959     60,161,197     61,924,115
                                                  -------------------------------------------
Selling, general and administrative expenses         56,053,767     53,049,723     51,610,419
Depreciation and amortization                         2,386,767      2,284,608      3,163,549
Impairment charges                                    3,578,255              -              -
                                                  -------------------------------------------
                                                     62,018,789     55,334,331     54,773,968
                                                  -------------------------------------------
(Loss) income from operations                        (3,843,830)     4,826,866      7,150,147

Other expense (income):
   Interest expense                                   3,385,394      3,269,777      4,272,783
   Other income, net                                   (576,677)       (98,384)      (505,712)
   Equity in loss of unconsolidated affiliate                 -              -         95,007
                                                  -------------------------------------------
                                                      2,808,717      3,171,393      3,862,078
(Loss) income from operations
  before income taxes                                (6,652,547)     1,655,473      3,288,069
Income tax (benefit) expense                         (2,423,000)       629,000      1,316,000
Minority interest, net of tax                           (91,000)             -              -
                                                  -------------------------------------------
Net (loss) income                                    (4,138,547)     1,026,473      1,972,069
Preferred stock dividend requirements                    49,474              -              -
                                                  -------------------------------------------
(Loss) income available
  to common shareholders                          $  (4,188,021) $   1,026,473  $   1,972,069
                                                  ===========================================

   Basic (loss) earnings per share                $       (7.94) $        1.95  $        3.90
                                                  ===========================================

   Diluted (loss) earnings per share              $       (7.94) $        1.91  $        3.81
                                                  ===========================================

Weighted average shares outstanding:
   Basic                                                527,774        527,699        505,414
   Diluted                                              527,774        537,042        518,197


The accompanying notes are an integral part of these consolidated financial statements




                                     F-3






CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS)

AMCON Distributing Company and Subsidiaries                                       Page 1 of 2
---------------------------------------------------------------------------------------------
                                                                      Additional   Additional
                                                                       Paid-in      Paid in
                                 Preferred Stock     Common Stock      Capital      Capital
                                 ----------------  -----------------  Preferred     Common
                                 Shares   Amount    Shares   Amount     Stock        Stock
---------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 2001           -  $      -  456,531  $ 27,392  $        -  $ 4,125,127
Exercise of options                   -         -    7,369       442           -      126,383
Issuance of common stock from
  acquisition                         -         -   62,260     3,736           -    1,726,133
Dividends on common stock             -         -        -         -           -            -
Net income                            -         -        -         -           -            -
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.1 million                 -         -        -         -           -            -

Total comprehensive income
                                -------------------------------------------------------------

BALANCE, SEPTEMBER 27, 2002           -         -  526,160    31,570           -    5,977,643

Exercise of options                   -         -    2,000       120           -       20,370
Retirement of common stock            -         -       (1)        -           -          (36)
Dividends on common stock             -         -        -         -           -            -
Net income                            -         -        -         -           -            -
Change in fair value of
  interest rate swap, net
  of tax of $0.04 million             -         -        -         -           -            -
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.0 million                 -         -        -         -           -            -

Total comprehensive income
                                -------------------------------------------------------------

BALANCE, SEPTEMBER 26, 2003           -         -  528,159    31,690           -    5,997,977

Exercise of options                   -         -       33         2           -          520
Costs associated with issuance
  of Series A preferred stock         -         -        -         -     (61,645)           -
Options issued in connection
  with TSI acquisition                -         -        -         -           -      219,886
Series A preferred stock
  issued                        100,000     1,000        -         -   2,499,000            -
Reverse stock split                   -         -   (1,130)  (26,421)          -           93
Dividends on common stock             -         -        -         -           -            -
Preferred stock dividend
  requirements                        -         -        -         -           -            -
Net loss                              -         -        -         -           -            -
Change in fair value of
  interest rate swap, net of
  tax of $0.1 million                 -         -        -         -           -            -
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.2 million                 -         -        -         -           -            -

Total comprehensive loss
                                -------------------------------------------------------------

Balance, September 24, 2004     100,000  $  1,000  527,062  $  5,271  $2,437,355  $ 6,218,476
                                =============================================================

The accompanying notes are an integral part of these consolidated financial statements
                                     F-4



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS) - (CONTINUED)

AMCON Distributing Company and Subsidiaries                   Page 2 of 2
-------------------------------------------------------------------------

                                   Accumulated
                                      Other
                                  Comprehensive     Retained
                                      Income        Earnings      Total
--------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 2001       $     404,362  $ 8,806,078  $ 13,362,959
Exercise of options                           -            -       126,825
Issuance of common stock from
  acquisition                                 -            -     1,729,869
Dividends on common stock                     -     (382,823)     (382,823)
Net income                                    -    1,972,069     1,972,069
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.1 million                  (109,591)           -      (109,591)
                                                               -----------
Total comprehensive income                                       1,862,478
                                  ----------------------------------------

BALANCE, SEPTEMBER 27,                  294,771   10,395,324    16,699,308

Exercise of options                           -            -        20,490
Retirement of common stock                    -            -           (36)
Dividends on common stock                     -     (370,799)     (370,799)
Net income                                    -    1,026,473     1,026,473
Change in fair value of
  interest rate swap, net
  of tax of $0.04 million               (65,995)           -       (65,995)
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.0 million                    (8,044)           -        (8,044)
                                                               -----------
Total comprehensive income                                         952,434
                                  ----------------------------------------

BALANCE, SEPTEMBER 26, 2003             220,732   11,050,998    17,301,397

Exercise of options                           -            -           522
Costs associated with issuance
  of Series A preferred stock                 -            -       (61,645)
Options issued in connection
  with TSI acquisition                        -            -       219,886
Series A preferred stock
  issued                                      -            -     2,500,000
Reverse stock split                           -            -       (26,328)
Dividends on common stock                     -     (379,827)     (379,827)
Preferred stock dividend
  requirements                                -      (49,474)      (49,474)
Net loss                                      -   (4,138,547)   (4,138,547)
Change in fair value of
  interest rate swap, net of
  tax of $0.1 million                   123,257            -       123,257
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.2 million                  (284,089)           -      (284,089)
                                                               -----------
Total comprehensive loss                                        (4,348,853)
                                  ----------------------------------------

Balance, September 24, 2004       $      59,900  $ 6,483,150  $ 15,205,152
                                  ========================================

The accompanying notes are an integral part of these consolidated financial statements
                                     F-5



CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company and Subsidiaries
---------------------------------------------------------------------------------------------
Fiscal Years                                          2004            2003           2002
---------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                              $ (4,138,547)   $  1,026,473   $  1,972,069
  Adjustments to reconcile net income (loss)
    to net cash flows from operating activities:
    Depreciation and amortization                   2,536,854       2,520,058      3,453,268
    Impairment charges                              3,578,255               -              -
    Gain on sales of fixed assets, intangibles,
      land held for sale and securities              (513,716)       (207,950)       (62,843)
    Equity in loss of unconsolidated affiliate              -               -         95,007
    Deferred income taxes                          (1,754,264)       (660,306)     1,368,445
    Provision for losses on doubtful accounts,
      inventory obsolescence and assets
      held for sale                                 1,016,332         675,828         45,681
    Minority interest                                 (91,000)              -              -
    Other                                              98,022               -              -
  Changes in assets and liabilities,
    net of effect of acquisitions:
    Accounts receivable                            (1,224,111)      2,852,512        768,582
    Inventories                                    (4,620,819)      3,204,987     (5,710,095)
    Other current assets                              144,003        (188,585)       (29,514)
    Other assets                                       12,880        (144,869)       147,490
    Accounts payable                                2,670,301      (4,781,760)     2,506,111
    Accrued expenses and accrued wages,
      salaries and bonuses                            497,346        (269,421)    (1,094,380)
    Income taxes payable and receivable            (1,703,039)      1,521,468        769,087
    Net cash flows from operating activities
      - discontinued operations                      (170,913)        (11,947)    (2,084,866)
                                                 -------------------------------------------
        Net cash flows from operating activities   (3,662,416)      5,536,488      2,144,042
                                                 -------------------------------------------

Cash flows from investing activities:
  Purchases of fixed assets                        (1,784,005)     (3,228,711)    (2,680,214)
  Acquisitions, net of cash acquired               (2,774,280)              -        (95,321)
  Proceeds from sales of fixed assets
    and intangibles                                   105,497         129,994         93,082
  Proceeds from sales of
    available-for-sale securities                     561,910         303,018        303,911
                                                 -------------------------------------------
        Net cash flows from investing activities   (3,890,878)     (2,795,699)    (2,378,542)
                                                 -------------------------------------------

Cash flows from financing activities:
  Proceeds from borrowings of long-term debt                -         919,864             -
  Net (payments) proceeds on bank
    credit agreements                               6,828,533        (536,538)    3,827,287
  Payments on long-term and subordinated debt      (1,510,487)     (2,235,788)   (3,163,994)
  Net proceeds from preferred stock offering        2,438,355               -             -
  Dividends paid on common stock                     (379,827)       (370,799)     (382,823)
  Preferred stock dividend requirements               (49,474)              -             -
  Retirement of common stock                          (26,328)              -             -
  Purchase of treasury stock                                -             (36)            -
  Proceeds from exercise of stock options                 522          20,490       126,825
  Payment of registration costs                             -               -      (339,644)
                                                 ------------------------------------------
        Net cash flows from financing activities    7,301,294      (2,202,807)       67,651
                                                 ------------------------------------------

Net change in cash                                   (252,000)        537,982      (166,849)
Cash, beginning of year                               668,073         130,091       296,940
                                                 ------------------------------------------
Cash, end of year                                $    416,073    $    668,073   $   130,091
                                                 ==========================================






Supplemental disclosure of cash flow information:
  Cash paid during the year for interest         $  3,632,384    $  4,244,482   $ 5,029,754
  Cash paid during the year for income taxes        1,253,768         454,110       187,815
Supplemental disclosure of non-cash information:
Acquisition of equipment through capital leases  $    125,840    $          -  $          -
  Business combinations:
    Fair value of assets acquired                  10,307,042               -     5,972,598
    Subordinated debt assumed and
      notes payable issued                          4,028,440               -       457,905
    Present value of future water
      royalty payments                              2,807,000               -             -
    Other liabilities assumed                         289,336               -      1,508,435
    Issuance of common stock, stock options
      and minority interest                           407,986               -      2,069,511
    Conversion of notes receivable and
      acquisition costs                                     -               -        692,058


The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Company Operations:
AMCON is primarily engaged in the wholesale distribution of consumer products in the Great Plains and Rocky Mountain regions. In addition, the Company operates thirteen retail health food stores in Florida and the Midwest and a non-alcoholic beverage business that includes a natural spring water bottling operation in the State of Hawaii, a geothermal water and natural mineral supplement bottler in Idaho and a marketing and distribution operation which is focused on selling the Company's natural spring water and other specialty beverages.

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

AMCON also operates six retail health food stores in Florida under the name Chamberlin's Market & Cafe (Chamberlin's)and seven in the Midwest under the name Akin's Natural Foods Market (Akin's). These stores carry natural supplements, groceries, health and beauty care products and other food items.

In addition, AMCON operates a non-alcoholic beverage business which consists of Hawaiian Natural Water Company, Inc. ("HNWC"), Trinity Springs, Inc. ("TSI") and The Beverage Group Inc. ("TBG"). HNWC bottles natural spring water from an exclusive source located on the Big Island of Hawaii and bottles purified drinking water on the island of Oahu. HNWC currently markets its products primarily in the State of Hawaii, but has expanded marketing to the mainland United States and certain international markets. TSI bottles geothermal water and a natural mineral supplement, and distributes HNWC water products, Royal Kona Coffee/R/ and other premium beverages that are currently sold primarily in health food stores. TBG is focused on marketing HYPE/R/, Lightnin'/TM/ and other private-label energy drinks, in the United States.

The Company's operating income is subject to a number of factors which are beyond the control of management, such as changes in manufacturers' cigarette pricing and state excise tax increases, competing retail stores opening in close proximity to the Company's retail stores and intense competition in the bottled water industry. While the Company sells a diversified product line, it remains dependent upon cigarette sales which represented approximately 73% of its revenue and 33% of its gross profit in fiscal 2004 compared to 73% of its revenue and 37% of its gross profit in fiscal 2003 and 76% of its revenue and 39% of its gross profit in fiscal 2002. However, the Company did not generate significant profits from sales of its private label cigarettes in 2004 and does not expect significant profits from sales of private label cigarettes in 2005. The Company's net income in fiscal 2003 and prior years was heavily dependent on sales of the Company's private label cigarettes and volume discounts received from manufacturers in connection with such sales.

(b) Accounting Period:
AMCON maintains a 52-53 week fiscal year which ends on the last Friday in September. The actual years ended September 24, 2004, September 26, 2003
and September 27, 2002.   Fiscal 2004, 2003 and 2002 were comprised of 52
weeks.  Years cited herein refer to AMCON's fiscal years.

(c) Principles of Consolidation:
The consolidated financial statements include the accounts of AMCON and its wholly-owned subsidiaries. As a result of its 85% ownership in TSI, the Company has included the operating results of TSI in the accompanying consolidated financial statements since the date of acquisition (June 17, 2004) and has presented the 15% non-owned interest in this subsidiary as a minority interest. Investments in, and the operating results of, 50%-or-less-owned entities are included in the consolidated financial statements on the basis of the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

(d) Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable of $7.1 million and $4.8 million at fiscal year end 2004 and 2003, respectively, reflect checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facility (see Note 11).

(e) Debt and Equity Investments:
AMCON classifies marketable securities, debt securities and investments as held to maturity, available-for-sale or trading securities. Investments classified as available-for-sale or trading are stated at fair value. Investments classified as held-to- maturity are stated at amortized cost. The carrying amounts of the securities used in computing unrealized and realized gains and losses are determined by specific identification. Fair values are determined using quoted market prices. For available-for-sale securities, net unrealized holding gains and losses are excluded from net income and reported in other comprehensive income, net of tax. For trading securities, net unrealized holding gains and losses are included in the determination of net income.

(f) Accounts Receivable:
Accounts receivable consist primarily of amounts due to the Company from its normal business activities. An allowance for doubtful accounts is maintained to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified in the portfolio.




(g) Inventories:
Inventories consisted of the following at September 2004 and 2003 (in millions):

                         September   September
                           2004        2003
                         ---------------------
     Finished Goods      $  39.7     $  35.9
     Raw Materials           0.9         0.3
     LIFO Reserve           (4.1)       (3.7)
                         -------------------
                         $  36.5    $   32.5
                         ===================

The wholesale distribution and retail health food segment inventories consist of finished products purchased in bulk quantities to be redistributed to the Company's customers or sold at retail. The wholesale distribution operation's inventories are stated at the lower of cost (last-in, first-out or "LIFO" method) or market. The retail health food operation utilizes the retail LIFO inventory method of accounting stated at the lower of cost (LIFO) or market. The beverage operation's inventories are stated at the lower of cost (LIFO) or market and consist of raw materials and finished goods. The beverage operation's finished goods inventory includes materials, labor and manufacturing overhead costs. Raw materials inventory consists of pre-forms used to make bottles, caps, labels and various packaging and shipping materials. The LIFO reserve at September 2004 and 2003 represents the amount by which LIFO inventories were less than the amount of such inventories valued on a first-in, first-out basis. The liquidation of certain LIFO layers decreased cost of goods sold by $0.1 million and $1.5 million during fiscal 2004 and 2003, respectively. An allowance for obsolete inventory is maintained in the retail health food and beverage segments to reflect the expected unsaleable or non-refundable inventory based on evaluation of slow moving products and discontinued products.

(h) Fixed Assets:
Fixed assets are stated at cost less accumulated depreciation or amortization. Major renewals and improvements are capitalized and charged to expense over their useful lives through depreciation or amortization charges. Repairs and maintenance are charged to expense in the period incurred. The straight-line method of depreciation is used to depreciate assets over the estimated useful lives as follows:


                                      Years
                                     -------
     Buildings                       40
     Warehouse equipment              5 -  7
     Furniture, fixtures and
       leasehold  improvements        5 - 18
     Vehicles                         5

Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and the resulting gains or losses are reported in the statement of operations.

(i) Long-Lived Assets:
During fiscal 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. Long-lived assets classified as held for sale, are reviewed annually for impairment and are reported at the lower of the carrying amount or fair value less the cost to sell. During fiscal 2004 no such impairment under SFAS No. 144 was recorded.

(j) Goodwill, Intangible and Other Assets:
Goodwill consists of the excess purchase price paid in business acquisitions over the fair value of assets acquired. Intangible assets consist primarily of tradenames, water source, customer lists, covenants not to compete and favorable leases assumed in acquisitions. These assets are initially recorded at an amount equal to the purchase price paid or allocated to them. Other assets consist primarily of the cash surrender value of life insurance policies and equipment held for sale.

During fiscal 2003, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and intangible assets having indefinite useful lives. Under a nonamortization approach, goodwill and intangible assets having indefinite useful lives are not amortized into results of operations, but instead are reviewed at least annually for impairment. Subsequent to the third fiscal quarter of each year, the Company engages an external consulting firm to assist them in performing this valuation. If the recorded value of goodwill and intangible assets having indefinite useful lives is determined to exceed their fair value, the asset is written down to fair value and a charge taken against results of operations in the period. AMCON considers its tradenames and water source to have indefinite lives. Therefore, upon adoption of SFAS No. 142, goodwill and tradename amortization ceased and the Company did not incur an impairment charge upon implementation of SFAS No. 142. As discussed in
Note 9, the Company determined, with the assistance of the independent third party valuations obtained, that one of the beverage segment's reporting units tradenames was impaired and an impairment charge of $3.6 million was recorded in fiscal 2004. The Company did not incur an impairment charge during fiscal 2003 upon completion of the annual review. During fiscal 2002, the Company recognized goodwill amortization of $0.3 million and tradename amortization of $0.6 million.

Intangible assets that are considered to have definite useful lives continue to be charged to expense through amortization on the straight-line method over their estimated useful lives as follows:

                                   Years
                                   -----
     Covenants not to compete      2 - 5
     Favorable leases              3 - 7
     Customer lists                    5



The benefit related to increases in the cash surrender value of split dollar life insurance policies is recorded as a reduction to insurance expense. The cash surrender value of life insurance policies is limited to the lesser of the cash value or premiums paid by the Company through September 2002 due to passing of the Sarbanes-Oxley Act of 2002 which disallowed loans to executives.

(k) Other Long-Term Liabilities:
Other long-term liabilities consist of a balance representing the present value of the future minimum water royalty payments and related brokers fees to be paid in perpetuity incurred in connection with the Trinity Springs, Inc. acquisition that occurred in June 2004 as discussed in Note 3.

(l) Reverse Stock Split:
On May 11, 2004, the shareholders' approved a one-for-six reverse stock split of the outstanding shares of its common stock. On May 14, 2004, the Company effected the reverse stock split and those shareholders who held fewer than six shares of AMCON's common stock immediately prior to the reverse stock split received a cash payment in exchange for their shares. The total cash paid for all fractional shares was $26,328. All common stock shares and per share data (except par value) for all periods presented have been adjusted to reflect the reverse stock split.

(m) Debt Issue Costs:
The costs related to the issuance of debt are capitalized in other assets and amortized on an effective interest method to interest expense over the terms of the related debt agreements.

(n) Derivative Instruments:
The Company uses derivatives (e.g. interest rate swaps) for the purpose of hedging its exposure to changes in interest rates. The fair value of each derivative is shown on the balance sheet as a current asset or current liability. Changes in the fair value of derivatives are recognized immediately in the income statement for derivatives that do not qualify for hedge accounting. For derivatives designated as hedges and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the income statement. For derivatives designated as a hedge and used to hedge an anticipated transaction or event (e.g. increases or decreases in interest rates), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated event. Any ineffectiveness associated with the hedge is recognized immediately in the income statement. Amounts deferred within accumulated other comprehensive income are recognized in the income statement in the same period during which the hedged transaction affects earnings (e.g. when interest payments are made).

(o) Revenue Recognition:
AMCON recognizes revenue in its wholesale distribution and beverage divisions when products are delivered to customers (which generally is the same day products are shipped) and in its retail health food business when products are sold to consumers. Sales are shown net of returns and discounts.

(p) Insurance:
The Company's insurance for worker's compensation, general liability and employee-related health care benefits are provided through high-deductible or
self-insurance programs.   As a result, the Company accrues for its worker's
compensation and general liability based upon the claim reserves established with the assistance of a third-party administrator which are trended and developed with the assistance of the Company's insurance agent. The Company has issued a letter of credit in the amount of $0.8 million to its workers compensation insurance carrier as part of its loss control program. The reserve for incurred but not reported employee health care benefits is based on one month of average claims using the Company's historical claims experience rate. The reserves associated with the exposure to these liabilities are reviewed by management for adequacy at the end of each reporting period.

(q) Income Taxes:
Deferred income taxes are determined based on temporary differences between the financial reporting and tax bases of the Company's assets and liabilities, using enacted tax rates in effect during the years in which the differences are expected to reverse.

(r) Comprehensive Income (Loss):
Comprehensive income (loss) includes all changes in shareholders' equity with the exception of additional investments by shareholders or distributions to shareholders. Comprehensive income (loss) for the Company includes net income or loss, the changes in net unrealized holding gains or losses on investments and changes in the valuation of interest rate swap contracts treated as hedging instruments that are charged or credited to shareholders' equity.

(s) Stock-Based Compensation:
Prior to June 2004, AMCON maintained a stock-based compensation plan which provided that the Compensation Committee of the Board of Directors granted incentive stock options and non-qualified stock options. The Compensation Committee is evaluating various equity based compensation programs to be implemented in the future. AMCON accounts for stock option grants in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method under which compensation cost is measured by the excess, if any, of the deemed fair market value of its common stock on the date of grant over the exercise price of the stock option. Accordingly, stock-based compensation costs related to stock option granted are not reflected in net income or loss as all options granted under the plan had an exercise price equal to the market value of the underlying stock on the date of grant.

The following table illustrates the required proforma effect on income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" to stock-based employee compensation:



                                     F-12




                                                         2004          2003          2002
                                                    ----------------------------------------
(Loss) earnings from operations
-----------------------------------
  (Loss) income available to common
    shareholders,  as reported                      $ (4,188,021)   $ 1,026,473   $ 1,972,069
  Deduct: Total stock-based employee
     compensation expense determined under
     fair value based method for all awards,
     net of related tax effects                          (60,273)       (68,021)      (87,617)
                                                    -----------------------------------------
  Pro forma (loss) income                           $ (4,248,294)   $   958,452   $ 1,884,452
                                                    =========================================

(Loss) earnings per share from operations
-----------------------------------------
  As reported: Basic                                $      (7.94)   $      1.95   $      3.90
               Diluted                              $      (7.94)   $      1.91   $      3.81

  Pro forma:    Basic                               $      (8.05)   $      1.81   $      3.73
                Diluted                             $      (8.05)   $      1.78   $      3.64


The pro forma results are not likely to be representative of the effects on reported income (loss) for future years since additional awards are made periodically.

The fair value of the weighted average of each year's option grants is estimated as of the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: dividend yield of 3.0% for 2003 and 2002; expected volatility of 50.68% for 2003 and 51.65% for 2002; risk free interest rate based on U.S. Treasury strip yield at the date of grant of 3.68% - 4.12% for 2003 and 4.49% for 2002; and expected lives of 5 to 10 years. No options were granted in fiscal 2004.

(t) Per-share results:
Basic earnings or loss per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings or loss per share data are based on the weighted-average number of common shares outstanding and the effect of all dilutive potential common shares including stock options.

(u) Reclassifications:
Certain reclassifications have been made to prior years' financial statements to conform with the current year presentation.

(v) Use of Estimates:
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(w) Recently Issued Accounting Standards:
In November 2004, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the
capitalization of these items.   SFAS No. 151 requires that idle facility
expense, excess spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005 (fiscal 2006 for AMCON). Management does not believe there will be a significant impact as a result of adopting this Statement.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment." Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This Statement is the result of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under Opinion 25, many investors and other users of financial statements said that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 (the fourth quarter of fiscal 2005 for the Company). The impact of this Statement will result in additional expense to the Company when stock options are issued in the future.

In December 2004, the FASB has issued Statement No. 152, "Accounting for Real Estate Time-Sharing Transactions." Statement 152 amends FASB Statements No. 66, "Accounting for the Sales of Real Estate," and No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," in association with the issuance of AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. The guidance is effective for financial statements for fiscal years beginning after June 15, 2005 (fiscal 2006 for the Company), with earlier application encouraged. Management does not believe there will be an impact as a result of adopting this Statement.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (fiscal 2006 for the Company). Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The Company is currently assessing the impact that this standard will have on the Company.

2.    CHANGES IN ACCOUNTING POLICY:

The Company adopted SFAS No. 142 at the beginning of fiscal year 2003. Upon adoption of SFAS No. 142, goodwill and tradename amortization ceased as these assets are considered to have indefinite useful lives. Management obtained an independent valuation of its goodwill and intangible assets and did not incur an impairment charge upon implementation of SFAS No. 142. As of September 2004, the Company had approximately $5.6 million of goodwill, $9.7 million of tradenames and $2.8 million of water source reflected on the accompanying consolidated balance sheet.

The Company's fiscal 2002 operating results do not reflect the provisions of SFAS No. 142. The following is certain unaudited pro forma information assuming SFAS No. 142 had been in effect at the beginning of fiscal 2002:

                                                            2002
                                                        -----------
Reported net income                                     $ 1,972,069
     Add goodwill amortization, net of tax                  194,567
     Add tradename amortization, net of tax                 356,653
                                                        -----------
Adjusted net income                                     $ 2,523,289
                                                        ===========
Earnings per share - basic:
   Reported net income                                  $      3.90
      Add goodwill amortization, net of tax                    0.38
      Add tradename amortization, net of tax                   0.71
                                                        -----------
   Adjusted net income                                  $      4.99
                                                        ===========

Earnings per share - diluted:
   Reported net income                                  $      3.81
      Add goodwill amortization, net of tax                    0.37
      Add tradename amortization, net of tax                   0.69
                                                        -----------
   Adjusted net income                                  $      4.87
                                                        ===========
                                     F-15

3.    ACQUISITIONS OF BUSINESSES:

Hawaiian Natural Water Company, Inc.
------------------------------------
On December 17, 2001, the Company completed a merger with HNWC, pursuant to which HNWC merged with and into, and thereby became, a wholly-owned subsidiary of AMCON Distributing Company. The merger consideration valued the entire common equity interest in HNWC at approximately $2.9 million, which was paid in cash of $0.8 million during fiscal 2001 and in common stock of the Company valued at $2.1 million. As a result, the Company issued 62,260 shares of its common stock to outside HNWC shareholders, representing 12.0% of the Company's outstanding shares after giving effect to the merger. HNWC option holders and warrant holders also received comparable options and warrants of the Company, but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio. Transaction costs, totaling approximately $0.3 million, were incurred to complete the merger and consist primarily of fees and expenses for bankers, attorneys and accountants, SEC filing fees, stock exchange listing fees and financial printing and other related charges.

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

                 At December 17, 2001
                (Dollars in millions)
     ---------------------------------------
     Current assets                    $ 0.4
     Fixed assets                        1.7
     Intangible assets                   3.8
     Other assets                        0.1
                                       -----
          Total assets acquired          6.0
     Current liabilities                 2.9
     Long-term liabilities               0.2
                                       -----
          Total liabilities assumed      3.1
                                       -----
          Net assets acquired          $ 2.9
                                       =====

The portion of the purchase price in excess of the estimated fair value of the net assets acquired to be allocated to identifiable intangible assets is approximately $3.8 million. The identifiable intangible asset, the HNWC tradename, is considered to have an indefinite useful life. Based on an independent valuation obtained to measure the fair value of the intangible asset in 2004, an impairment charge of $3.6 million was recorded for the entire carrying amount of the HNWC tradename in the fourth quarter of 2004.


Prior to the acquisition, the Company accounted for its initial common stock investment in HNWC under the equity method. The charge to the Company's results of operations to record its equity in the losses of HNWC from the investment date was approximately $0.1 million in fiscal 2002.

Trinity Springs, Inc.
---------------------
On June 17, 2004, a newly formed subsidiary of AMCON, TSL Acquisition Corp. (which subsequently changed its name to Trinity Springs, Inc.) acquired the tradename, water source, customer list and substantially all of the operating assets of Trinity Springs, Ltd. (which subsequently changed its name to Crystal Paradise Holdings, Inc.). The Seller was headquartered in Sun Valley/Ketchum, Idaho, and once bottled and sold a geothermal bottled water and a natural mineral supplement.

The total purchase price of $8.8 million was paid through a combination of $2.3 million in cash, $3.3 million in notes which were issued by Trinity Springs, Inc. (TSI) and guaranteed by AMCON; the assumption of approximately $0.2 million of liabilities and the issuance of TSI common stock representing 15% ownership of TSI which had an estimated fair value of $0.2 million. The TSI common stock is convertible into 16,666 shares of AMCON common stock at the option of the Seller. Additionally, the conversion option had an estimated fair value of $0.2 million. Included in the $2.3 million paid in cash are transaction costs totaling approximately $0.8 million that were incurred to complete the acquisition and consists primarily of fees and expenses for attorneys and investment bankers. In addition, TSI will pay an annual water royalty to the Seller, in perpetuity, in an amount equal to the greater of $0.03 per liter of water extracted from the source or 4% of water revenues (as defined by the purchase agreement) which is guaranteed by AMCON up to a maximum of $5 million, subject to a floor of $206,400 for the first year and $288,000 annually thereafter. The Company has recorded a $2.8 million liability for the present value of future minimum water royalty payments and related brokers fees to be paid in perpetuity. The discount rate utilized by the Company to determine the present value of the future minimum water royalty was based on a weighted average cost of capital which incorporated the Company's equity discount rate, dividend rate on the Series A Convertible Preferred Stock and the Company's average borrowing rate for all outstanding debt.

The promissory notes referred to above and the water royalty are secured by a first priority security and mortgage on the acquired assets, other than inventory and accounts receivable. The Seller retains the right to receive any water royalty payment for the first five years in shares of AMCON common stock up to a maximum of 41,666 shares. The water royalty can be cancelled after ten years have elapsed following the closing of the sale of assets of TSI, or if the business of TSI is sold to an unaffiliated third party, in which case the Seller would be entitled to receive the appraised fair market value of the water royalty but not less than $5 million. The Company's Chairman has in turn guaranteed AMCON for these payments as well as the promissory notes referred to above.



The acquisition has been recorded on the Company's books using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition based on a preliminary allocation of the purchase price and are subject to refinement.

                 At June 17, 2004
              (Dollars in millions)
     ---------------------------------------
     Current assets                    $  0.5
     Fixed assets                         3.0
     Intangible assets                    5.5
                                       ------
          Total assets acquired           9.0
     Current liabilities                  0.2
                                       ------
          Total liabilities assumed       0.2
                                       ------
          Net assets acquired          $  8.8
                                       ======

The portion of the purchase price in excess of the estimated fair value of the net assets acquired to be allocated to identifiable intangible assets is approximately $5.5 million.

The initial purchase price allocation performed in the third quarter of fiscal 2004 was based on management's internal preliminary allocation and resulted in an estimated purchase price of approximately $11.1 million, with approximately $7.8 million of the purchase price being allocated to intangible assets, including customer list, the Trinity tradename and the water source. Subsequently, the Company engaged an independent valuation firm to further analyze the transaction and based on preliminary input from the independent valuation firm, the amount of purchase price was reduced from $11.1 million to $8.8 million based on reassessment of the future water royalty obligation and related brokers fees and the weighted average cost of capital rate applied to the payment stream in perpetuity. Accordingly, the amount allocated to intangible assets was also reduced from $7.8 million to $5.5 million. At this stage, the purchase price allocation remains preliminary and is subject to completion of an independent appraisal. The Company has engaged an independent valuation firm to value the intangible assets and it is expected that a final report will be completed by the end of the second quarter, at which time any differences between the preliminary purchase price allocation will be recorded.

The Company has determined that it has acquired a unique water source as part of the transaction which represents an intangible asset and the Company has assigned a preliminary value of $2.8 million to this intangible asset. Additionally, the Company has acquired the Trinity tradename and has assigned a preliminary value of $2.3 million to this intangible asset. Upon completion of the independent valuation, the amount assigned to the water source and/or the Trinity tradename could be different and any residual amount would then be assigned to goodwill. Since both the water source and the Trinity tradename have indefinite lives, as does any goodwill, the assets are not amortized. Therefore, any change resulting from completion of the independent valuation in the allocation of purchase price from water source or tradename to goodwill would not have any impact on operating income. Additionally, the Company has assigned a preliminary value of $0.4 million to a customer list which will be amortized over a five year period.

Assuming the above acquisition had occurred on the first day of fiscal 2003 (September 27, 2002) unaudited pro forma consolidated sales, loss from operations, net loss and net loss per share would have been as follows:



                                For the year ended September
                                -----------------------------
                                     2004            2003
                                -------------   -------------
     Sales                      $ 826,514,315   $ 775,462,150
     Loss from operations          (5,824,630)     (2,181,290)
     Net loss                      (5,651,515)       (932,801)
     Net loss per share:
         Basic                  $      (10.71)  $       (1.77)
         Diluted                $      (10.71)  $       (1.77)

Nesco Hawaii
------------
On July 1, 2004, the Company's water bottling subsidiary in Hawaii entered into an agreement to acquire certain water bottling assets and liabilities from a water bottling company in Hawaii (Nesco Hawaii) for $0.5 million in cash, and $0.7 million in notes and the assumption of $0.1 million of liabilities. The preliminary allocation of the purchase price was allocated as follows:

                 At July 1, 2004
              (Dollars in millions)
     ----------------------------------------
     Current assets                    $  0.1
     Fixed assets                         0.5
     Intangible assets                    0.7
                                       ------
          Total assets acquired           1.3
     Current liabilities                  0.1
                                       ------
          Total liabilities assumed       0.1
                                       ------
          Net assets acquired          $  1.2
                                       ======

The acquisition has been recorded on the Company's books using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values.


The portion of the purchase price in excess of the estimated fair value of the net assets acquired to be allocated to identifiable intangible assets is approximately $0.7 million. The identifiable intangible assets consists of tradenames and a customer list. The tradenames have indefinite lives and therefore are not amortized. The customer list of $0.2 million is amortized over a five year period. The remaining portion of the excess purchase price allocated to goodwill was $0.4 million. Proforma information is not presented due to the insignificance of the acquisition.

4.  SHAREHOLDERS' EQUITY

In June 2004, the Company issued $2.5 million of Series A Convertible Preferred Stock representing 100,000 shares at a purchase price of $25 per share (the "Liquidation Preference"). The Series A Convertible Preferred Stock is convertible at any time by the holders into a number of shares of AMCON common stock equal to the number of Preferred Shares being converted times a fraction equal to $25.00 divided by the conversion price. The conversion price is initially $30.31 per share, but is subject to customary adjustments in the event of stock splits, stock dividends and certain other distributions on the Common Stock. Cumulative dividends on the Series A Convertible Preferred Stock are payable at a rate of 6.785% per annum and are payable in arrears, when, as and if declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year. Upon liquidation of the Company, the holders of the Series A Preferred Stock are entitled to receive the Liquidation Preference plus any accrued and unpaid dividends prior to the distribution of any amount to the holders of the Common Stock. The Series A Convertible Preferred Stock also contains redemption features in certain circumstances such as a change of control, minimum thresholds of ownership by the Chairman and his family in AMCON, or bankruptcy. Finally, the Series A Convertible Preferred Stock is redeemable at the option of the Company beginning June 17, 2006 at a redemption price equal to 112% of the Liquidation Preference. The redemption price decreases 1% annually thereafter until June 16, 2018, after which date it remains the liquidation preference. These securities were issued to the Company's Chairman and Draupnir, LLC., of which one of the Company's directors is a member and director.

5.    EARNINGS (LOSS) PER SHARE:

Basic earnings (loss) per share is calculated by dividing income (loss) available to common shareholders by the weighted average common shares outstanding for each period. Diluted earning (loss) per share is calculated by dividing income (loss) available to common shareholders by the sum of the weighted average common shares outstanding and the weighted average dilutive options, using the treasury stock method. Stock options outstanding at fiscal year end 2004, 2003 and 2002, respectively, which were not included in the computations of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares totaled 113,921, 29,773 and 24,058 with average exercise prices of $32.92, $40.47 and $48.28 respectively.


                                                 For Fiscal Years
                                     ---------------------------------------
                                          2004         2003          2002
                                     ---------------------------------------
                                          Basic        Basic         Basic
                                     ---------------------------------------
Weighted average common
   shares outstanding                     527,774      527,699       505,414

Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock/1/                -             -            -
                                     ---------------------------------------
Weighted average number of
   shares outstanding                     527,774       527,699      505,414
                                     =======================================

(Loss) income available to
   common shareholders               $ (4,188,021)   $1,026,473   $1,972,069

(Loss) earnings per share            $      (7.94)   $     1.95   $     3.90



                                        Diluted       Diluted      Diluted
                                     ---------------------------------------
Weighted average common
   shares outstanding                     527,774       527,699      505,414

Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock/1/                -         9,343       12,783
                                     ---------------------------------------
Weighted average number of
   shares outstanding                     527,774       537,042      518,197
                                     =======================================

(Loss) income available to
   common shareholders               $ (4,188,021)   $1,026,473   $1,972,069

(Loss) earnings per share            $      (7.94)   $     1.91   $     3.81


     /1/ Weighted average of net additional shares not included for fiscal 2004 as such shares are anti-dilutive due to the net loss incurred during the year.






6.    COMPREHENSIVE INCOME (LOSS):

The components of other comprehensive income (loss) were as follows:

                                                       2004       2003        2002
                                                   -----------------------------------
Unrealized holding gains during the period:
   Unrealized gains                                $    6,800   $ 255,975   $   71,565
   Related tax expense                                 (2,584)    (97,271)     (27,194)
                                                   -----------------------------------
     Net                                                4,216     158,704       44,371
                                                   -----------------------------------
Less reclassification adjustments
  for gains which were included in
  comprehensive income in prior periods:
    Realized net gains                                465,008     268,948      249,491
    Related tax expense                              (176,703)   (102,200)     (95,529)
                                                   -----------------------------------
     Net                                              288,305     166,748      153,962
                                                   -----------------------------------
Interest rate swap valuation adjustment
  during the period:
   Unrealized gains (losses)                          199,354    (106,995)           -
   Related tax benefit                                (76,097)     41,000            -
                                                   -----------------------------------
     Net                                              123,257     (65,995)           -
                                                   -----------------------------------
Total other comprehensive income (loss)            $ (160,832)  $ (74,039)  $ (109,591)
                                                   ===================================

7.    FIXED ASSETS, NET:

Fixed assets at fiscal year ends 2004 and 2003 consisted of the following:

                                             2004          2003
                                        ---------------------------
     Land                               $    849,460   $    291,460
     Buildings                             9,550,121      8,125,768
     Warehouse equipment                   7,571,421      5,332,937
     Furniture, fixtures and
        leasehold improvements             9,202,018      8,435,242
     Vehicles                              1,370,695      1,301,710
     Capital equipment leases              1,924,005      2,017,488
                                        ---------------------------
                                          30,467,720     25,504,605

     Less accumulated depreciation
       and amortization:
        Owned buildings and equipment     (9,916,570)    (8,121,020)
        Capital equipment leases            (455,816)      (431,970)
                                        ---------------------------
                                        $ 20,095,334   $ 16,951,615
                                        ===========================



8.    DEBT AND EQUITY INVESTMENTS:

Available-for-sale investments at fiscal year ends 2004 and 2003 consisted of the following:

                            2004        2003
                           -------------------
     Cost                  $    -    $  54,492
     Unrealized Gain            -      458,202
                           -------------------
     Fair Value            $    -    $ 512,694
                           ===================

The Company sold 30,000 and 20,000 shares of its available-for-sale investments in fiscal 2004 and 2003, respectively. The Company realized gains on these sales of $507,418, $266,690 and $257,251 in fiscal 2004, 2003 and 2002, respectively. The sale in 2004 represented the final liquidation of available-for-sale investments.

9.    OTHER INTANGIBLE ASSETS:

Other intangible assets at fiscal year ends 2004 and 2003 consisted of the following:

                                                     2004           2003
                                                 ---------------------------
     Trademarks and tradenames                   $  9,680,521   $ 10,928,793
     Water source                                   2,807,000              -
     Covenants not to compete (less
       accumulated amortization of
       $843,527 and $724,625)                          76,698        195,600
     Favorable leases (less accumulated
       amortization of $340,003 and $280,273)         145,997        205,727
     Customer lists (less accumulated
       amortization of $26,285 and $0)                560,995              -
     Debt issue costs (less accumulated
       amortization of $489,769 and $399,347)               -         90,422
                                                 ---------------------------
                                                 $ 13,271,211   $ 11,420,542
                                                 ===========================

The Company performs its annual impairment test for goodwill and other intangible assets after the completion of the fiscal third quarter. Due to competitive pressures in the natural spring water bottling business, operating profits and cash flows were lower than expected. Based on this trend, the future cash flow forecasts have been revised for this reporting unit and an impairment of $3.6 million to the HNWC tradename has been recorded in the Company's statement of operations as a component of income
(loss) from operations. The fair values of the reporting units were estimated with the assistance of an independent valuation firm using the expected present value of the discounted future cash flows. The $3.6 million impairment of the HNWC tradename was offset by $5.5 million of intangible additions associated with the acquisition of Trinity Springs, Inc.


Tradenames and water source are considered to have indefinite useful lives and no amortization of these assets was taken during fiscal 2004 or 2003 in accordance with SFAS No. 142. Amortization expense associated with tradenames was $575,247 for the fiscal year ended 2002.

The covenants not to compete arose from business acquisitions and are amortized using the straight-line method over their terms which range from two to five years. Amortization expense of $118,902, $205,370 and $205,370 was recorded for these assets for the fiscal years ended 2004, 2003 and 2002, respectively.

Favorable leases represent the amount by which the lease rates of acquired leases were below fair market lease rates for the leased properties on the acquisition date. The favorable variances between the contract lease rates and the fair market lease rates on the acquisition date are recorded as assets which are then amortized over the remaining terms of the leases which ranged from three to seven years. Amortization expense was $59,730, $69,068, and $69,068, for the fiscal years ended 2004, 2003 and 2002, respectively.

The customer lists were purchased as part of the TSI and Nesco Hawaii acquisitions and are amortized over a five year period from the date of acquisition. Amortization expense for 2004 was $26,285.

Debt issue costs represent fees incurred to obtain the ADC revolving credit facility and real estate loan and are amortized over the terms of the respective loan agreements. Amortization expense was $90,422, $109,307 and $119,833 for the fiscal years ended 2004, 2003 and 2002, respectively.

10.    OTHER ASSETS:

Other assets at fiscal year ends 2004 and 2003 consisted of the following:

                                                   2004         2003
                                              -------------------------
     Cash surrender value of life
       insurance policies                     $   743,933   $   697,035
     Equipment held for sale                      177,680       200,000
     Other                                         88,690       148,468
                                              -------------------------
                                              $ 1,010,303   $ 1,045,503
                                              =========================







11.    LONG-TERM OBLIGATIONS:

Long-term obligations at fiscal year end 2004 and 2003 consisted of the following:

                                                                2004           2003
                                                            ---------------------------
Revolving credit facility with a bank (the "Facility"),
 interest payable monthly at the bank's base rate
 (4.75% at fiscal year end 2004) or LIBOR plus 2.50%,
 as selected by the Company; principal due June 2005        $ 44,809,814   $ 37,981,281

Note payable to a bank ("Real Estate Loan"), interest
 payable at a fixed rate of 7.5% with monthly
 installments of principal and interest of $56,531 per
 month through June 2006; remaining principal due June
 2006, collateralized by two owned distribution facilities     6,392,911      6,576,243

Revolving credit facility with a bank, interest payable
 monthly at the bank's base rate plus 1% (6.75% at
 fiscal year end 2004); principal due October 2004             2,750,000      2,750,000

Revolving credit facility with a bank, interest payable
 monthly at the bank's base rate plus 1%  (6.75 % at
 fiscal year end 2004); principal due October 2004             1,988,403      1,988,403

Note payable, interest payable at a fixed rate of 5%
 with monthly installments of principal and interest of
 $30,000 per month through June 2009 and the remaining
 balance due June 30, 2009, collateralized by
 substantially all of the assets of TSI                        2,773,568              -

Note payable, interest payable quarterly at a fixed rate
 of 5% with interest due quarterly commencing in September
 2004.  The principal along with any unpaid interest is due
 in June 2007, collateralized by substantially all of the
 assets of TSI                                                   500,000              -

Note payable, interest payable at a fixed rate of 5%
 with two installments of $350,000 plus accrued interest
 due on December 1, 2004 and March 1, 2005                       700,000              -

Note payable, interest payable at a fixed rate of 5% with
 monthly installments of principal and interest of $49,655
 through June 2007, collateralized by the equipment of TSI       135,222              -

Notes payable on equipment, payable in monthly installments
 with interest rates from 9.4% to 10% through October 2004,
 collateralized by HNWC equipment                                    426          5,214
Obligations under capital leases, payable in monthly
 installments with interest rates from 8% to 16.3%
 through December 2006                                         1,422,461      1,701,449
                                                            ---------------------------
                                                              61,472,805     51,002,590
Less current portion                                          11,409,234     15,348,167
                                                            ---------------------------
                                                            $ 50,063,571   $ 35,654,423
                                                            ===========================


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

The Facility contains covenants which, among other things, set certain financial ratios and net worth requirements. The Facility includes covenants that (i) restrict permitted investments, (ii) restrict intercompany advances to certain subsidiaries, (iii) restrict incurrence of additional debt, (iv) restrict mergers and acquisitions and changes in business or conduct of business and (v) require the maintenance of certain financial ratios and net worth levels including an average annual debt service coverage ratio of 1.0 to 1.0, and a minimum tangible net worth of $10.2 million for fiscal 2004.
In addition, the Company must maintain a fill rate percentage of not less than 93% calculated on a weekly basis. The fill rate percentage is determined by dividing the total dollar amount of inventory delivered to the Company's customers each week into the total amount of orders which correspond to such deliveries. The Facility also provides that the Company may not pay dividends on its common shares in excess of $0.72 per common share on an annual basis.

The Facility was amended in October 2004 and, accordingly, the Company has classified all but the amount expected to be repaid on the facility in the next year ($5,000,000) as long-term (see Note 19).

The Company hedges its variable rate risk on a portion of its borrowings under the Facility by use of interest rate swap agreements. The variable interest payable on notional amounts of $15.0 million is subject to interest rate swap agreements which have the effect of converting this amount to fixed rates ranging between 4.38% and 4.87%.

The Company has a $2.8 million credit facility with a bank to be used to fund operating activities at our natural spring water bottling operation in Hawaii, (the "Beverage Facility"). Borrowings under the Beverage Facility bear interest at the bank's base rate plus 1.0%, which equaled 6.75% at September 2004. As of September 2004, the outstanding balance under the Beverage Facility was $2.8 million. The Beverage Facility is guaranteed by the Company's Chairman.

The Company has a $2.0 million credit facility with a bank collateralized by inventories of the Retail segment (the "Retail Facility"). Borrowings under the Retail Facility bear interest at the bank's base rate plus 1.0%, which equaled 6.75% at September 2004. As of September 2004, the outstanding balance under the Retail Facility was $2.0 million.

The Company borrowed $6.9 million from a bank, at a fixed rate of 7.5%, to purchase the distribution facility in Quincy, IL, referred to herein as the Real Estate Loan, and to retire term debt. The Real Estate Loan is amortized on a 20 year basis with a balloon payment due on June 1, 2006. The Real Estate Loan is collateralized by the Company's two owned distribution facilities. As of September 2004, the outstanding balance on the Real Estate Loan was approximately $6.4 million.

In connection with the acquisition of TSI as described in Note 3 the Company financed the acquisition in part through notes to the former owner totaling approximately $3.3 million. The Company borrowed $2.8 million at a fixed rate of 5.0%, payable in monthly installments over a 5 year period with the remainder due on June 1, 2009. As of September 2004, the outstanding balance was approximately $2.8 million. In addition, the Company borrowed $0.5 million at a fixed rate of 5.0% with interest due quarterly commencing in September 2004. The principal, along with unpaid interest, is due in June 2007. As of September 2004 the outstanding balance was approximately $0.5 million. The Company also assumed a note from the former owners totaling $0.1 million that has a fixed rate of 5.0% and is payable in annual installments through June 2007. As of September 2004, the outstanding balance was approximately $0.1 million. The notes are collateralized by substantially all of TSI's assets.

In connection with the acquisition of the Nesco assets completed by HNWC in July 2004, HNWC issued a $0.7 million note to the sellers at a fixed rate of 5% and payable in two installments. The first payment is due in December 2004 and the balance due in March 2005. As of September 2004, the outstanding balance was approximately $0.7 million.

The Company has several capital leases for office equipment, warehouse and water bottling and packaging equipment. As of September 2004, the outstanding balances on the capital leases totaled approximately $1.4 million.

The above long-term obligations, excluding obligations under the Facility, have contractual maturities as follows:

     Fiscal Year Ending
     ------------------
     2005                $  6,409,234
     2006                   7,005,374
     2007                   1,163,043
     2008                     282,047
     2009                   1,803,293
     Thereafter                     -
                         ------------
                         $ 16,662,991
                         ============

Borrowings under the Facility in the amount of $39.8 million have been classified as long-term based on expected borrowing levels. Market rate risk for fixed rate debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2004.

In connection with the Company's self-insured loss control program, AMCON has issued a letter of credit in the amount of $0.8 million to its workers compensation insurance carrier.


12.    SUBORDINATED DEBT:

Subordinated debt at fiscal year end 2004 and 2003 consisted of the following:

                                                                2004           2003
                                                            ---------------------------

Note payable, interest (imputed at 6%) and principal
 payable annually through June 2005                         $   996,219     $ 1,788,886

Convertible subordinated note payable, interest payable
 quarterly at 8% per annum; principal due at maturity
 of the note on September 15, 2004, (the due date of
 the note was extended to October 2004),convertible
 into The Healthy Edge, Inc. stock                            2,000,000       2,000,000

Collateralized subordinated promissory note payable,
 interest payable quarterly at 8% per annum; annual
 principal payments of $800,000 due annually through
 September 2004 with balance of $4,000,000 due
 September 2004, (the due date of the note was
 extended to  October 2004), collateralized by
 Health Food Associates, Inc. stock                           4,800,000       4,800,000

Collateralized subordinated promissory note payable,
 interest payable monthly at 7.0%  per annum; annual
 principal payments ranging from $40,000 to $80,000
 due annually from August 2001 through August 2005               80,000         150,000
                                                            ---------------------------
                                                              7,876,219       8,738,886
Less current portion                                          7,876,219       7,762,666
                                                            ---------------------------
                                                            $         -     $   976,220
                                                            ===========================


In connection with an acquisition that occurred in fiscal 2001, the Company is making deferred payments to the former owner totaling $3.4 million. The deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a covenant not to compete agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the seller obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of fiscal year end 2004, the outstanding obligation to the seller was approximately $1.0 million.

Market rate risk for fixed rate subordinated debt is estimated as the potential increase in fair value of debt obligations resulting from decreases in interest rates. Based on discounted cash flows using current market rates for similar agreements, the fair value of the Company's long-term debt obligations approximated carrying value at fiscal year end 2004.

13.    OTHER INCOME, NET:

Other income, net consisted of the following for fiscal years 2004, 2003 and 2002:

                                         2004         2003         2002
                                  -----------------------------------------
Interest income                   $    (37,372)   $   (94,704)  $   (45,091)
Dividends                               (4,250)       (18,900)      (27,682)
Rent income                             (4,135)        (5,272)       (4,382)
Gain from sale of investments         (507,418)      (266,690)     (257,521)
Provision for nonoperating asset
  impairment                                 -        399,435             -
Settlement proceeds on former
  leased facility                            -       (131,558)            -
Debt forgiveness                             -              -      (176,809)
Other                                  (23,502)        19,305         5,773
                                  -----------------------------------------
                                  $   (576,677)   $   (98,384)  $  (505,712)
                                  =========================================

14.    INCOME TAXES:

Components of income tax expense (benefit) for the fiscal years ended 2004, 2003 and 2002 consisted of the following:

                                        2004          2003         2002
                                  -----------------------------------------
Current:
   Federal                        $   (964,387)   $ 1,247,543   $    63,095
   State                              (228,833)        41,763      (115,540)
                                  -----------------------------------------
                                    (1,193,220)     1,289,306       (52,445)
                                  -----------------------------------------

Deferred:
   Federal                          (1,032,946)      (674,010)    1,327,951
   State                              (196,834)        13,704        40,494
                                  -----------------------------------------
                                    (1,229,780)      (660,306)    1,368,445
                                  -----------------------------------------
Income tax (benefit) expense      $ (2,423,000)   $   629,000   $ 1,316,000
                                  =========================================

The difference between the Company's income tax expense (benefit) in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income (loss) before taxes is as follows for the fiscal years ended 2004, 2003 and 2002:



                                     F-29






                                        2004          2003         2002
                                  -----------------------------------------
Tax at statutory rate             $ (2,326,058)  $    562,861   $ 1,117,943
Amortization of goodwill and
  other intangibles                     (4,777)        (4,777)       54,155
Nondeductible business expenses         37,058        (21,081)       17,229
State income taxes, net of
 federal tax benefit                  (116,383)       (29,494)       73,716
Net operating loss                    (435,000)             -             -
Impairment of non-deductible
 intangibles                           308,389              -             -
Equity in loss of
 unconsolidated affiliate                    -              -        32,302
Other                                  113,771        121,491        20,655
                                  -----------------------------------------
                                  $ (2,423,000)  $    629,000   $ 1,316,000
                                  =========================================

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities giving rise to the net deferred tax asset at fiscal year ends 2004 and 2003 relate to the following:

                                                    2004            2003
                                               ----------------------------
Deferred tax assets:
   Current:
     Allowance for doubtful accounts           $    258,808    $    306,050
     Allowance for impairment of assets
      held for sale                                 160,237         151,757
     Accrued expenses                               534,035         446,719
     Net operating loss carry forwards              681,904          51,449
     Inventory                                      648,311         759,910
     AMT credit carry forwards                      380,356               -
     Other                                          132,530          46,050
                                               ----------------------------
                                                  2,796,181       1,761,935
   Noncurrent:
     Net operating loss carry forwards            1,102,268         887,492
     Other                                              179          85,533
                                               ----------------------------
                                                  1,102,447         973,025
                                               ----------------------------
        Total deferred tax assets              $  3,898,628    $  2,734,960
                                               ============================





Deferred tax liabilities:
   Current:
     Trade discounts                           $    222,373    $    193,459
      Unrealized gains on interest
       rate swap contracts                           25,417               -
                                               ----------------------------
                                                    247,790         193,459
   Noncurrent:
     Fixed assets                                   528,753         345,018
     Tradenames                                     887,144       1,659,594
     Goodwill                                       279,568         167,974
     Unrealized gains on available-for-sale
        investments                                       -         167,806
                                               ----------------------------
                                                  1,695,465       2,340,392
                                               ----------------------------
        Total deferred tax liabilities         $  1,943,255    $  2,533,851
                                               ============================

Net deferred tax assets (liabilities):
   Current                                     $  2,548,391    $  1,568,476
   Noncurrent                                      (593,018)     (1,367,367)
                                               ----------------------------
                                               $  1,955,373    $    201,109
                                               ============================

The Company did not record any valuation allowances against deferred tax assets at fiscal year ends 2004 or 2003 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The Company's net operating loss carryforward at fiscal year end 2004 was $4.5 million. Of this amount, $3.3 million was acquired in connection with the acquisition of HNWC in fiscal 2002. This includes a deferred tax benefit of $0.4 million recognized during fiscal 2004 to record the impact of $1.4 million of net operating losses that became available as a result of IRS rules issued subsequent to the acquisition. The utilization of the HNWC net operating loss of $3.3 million at fiscal year end 2004 is limited (by Internal Revenue Code Section 382) to approximately $0.8 million in fiscal year 2005, $0.4 million in fiscal year 2006 and $0.1 million per year thereafter through 2022.

15.    PROFIT SHARING PLAN:

AMCON maintains a profit sharing plan (i.e. a section 401(k) plan) covering substantially all full-time employees. The plan allows employees to make voluntary contributions up to 100% of their compensation, subject to Internal Revenue Service limits. The Company matches 50% of the first 4% contributed and 100% of the next 2% contributed for a maximum match of 4% of employee compensation. The Company contributed $0.6 million, $0.5 million and $0.5 million (net of employee forfeitures) to the profit sharing plans during each of the fiscal years ended 2004, 2003 and 2002, respectively.


16.    Related Party Transactions:

For the fiscal years ended 2004, 2003 and 2002, the Company was charged $66,000, $60,000 and $60,000, respectively, by AMCON Corporation, the former parent of the Company, as consideration for office rent and management services, which is included in selling, general and administrative expenses. The Company also contracted with one of its outside directors for consulting services in connection with its retail health food operations during part of fiscal year 2004 and all of fiscal years 2003 and 2002. The amount paid for consulting services was $37,500, $90,000 and $90,000, respectively, plus reimbursement of expenses. The outside director was hired by the Company during the second quarter of 2004 to manage the retail and beverage operations.

In connection with the acquisition of TSI, the Company's Chairman has guaranteed the Company for certain obligations as more fully described in
Note 3.

17.    COMMITMENTS AND CONTINGENCIES:

Future Lease Obligations
------------------------
The Company leases certain office and warehouse equipment under capital leases. The carrying value of these assets was approximately $1.5 million and $1.6 million as of fiscal year ends 2004 and 2003, respectively, net of accumulated amortization of $0.5 million and $0.4 million, respectively.

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during fiscal years 2004, 2003 and 2002 under such lease agreements was $5.2 million, $5.4 million and $5.3 million, respectively.

As of fiscal year end 2004, minimum future lease commitments are as follows:

                                                  Capital       Operating
     Fiscal Year Ending                            Leases         Leases
     ------------------                         --------------------------
     2005                                       $   604,505   $  5,383,047
     2006                                           586,178      4,489,111
     2007                                           383,717      2,712,250
     2008                                            21,072      1,963,120
     2009                                                 -      1,504,790
     Thereafter                                           -      4,402,174
                                                --------------------------
     Total minimum lease payments               $ 1,595,472   $ 20,454,492
                                                              ============
     Less amount representing interest              173,011
                                                -----------
     Present value of net minimum
       lease payments                           $ 1,422,461
                                                ===========



The Company also has future lease obligations for facilities and equipment related to the discontinued operations of its former health food distribution business. The Company estimated its ultimate liabilities related to these leases and recorded a charge to earnings during fiscal 2001. The Company terminated the lease on one facility during fiscal 2002 for a termination fee of $1.5 million and currently subleases the Florida facility at an amount greater than the Company's lease rate which is approximately $0.1 million per year.

Liability Insurance
-------------------
The Company carries property, general liability, vehicle liability, directors and officers liability and workers compensation, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company's insurance programs for worker's compensation, general liability and employee related health care benefits are provided through high deductible or self-insured programs. Claims in excess of self-insurance levels are fully insured. Accruals are based on claims filed and estimates of claims incurred but not reported.

The Company's liabilities for unpaid and incurred but not reported claims at fiscal year end 2004 and 2003 was $0.9 million and $1.0 million, respectively, under its current risk management program and are included in other current liabilities in the accompanying consolidated balance sheets. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. However, it is reasonably possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from the ultimate claim payments will be reflected in operations in the periods in which such adjustments are known.

18.    STOCK OPTION PLAN:

In June 1994, the Company adopted the 1994 Stock Option Plan (the "Stock Option Plan") which was subsequently amended to increase the maximum number of shares of common stock which may be issued pursuant to the Stock Option Plan from 300,000 to 550,000. The Stock Option Plan expired on June 1, 2004. The Compensation Committee is evaluating various equity based compensation programs to be implemented in the future. Option shares and prices are adjusted for common stock splits and dividends. Options are generally granted at the stock's fair market value at date of grant. Options issued to shareholders holding 10% or more of the Company's stock are generally issued at 110% of the stock's fair market value at date of grant. At fiscal year end 2004, there were 32,009 options fully vested and exercisable under the Stock Option Plan. Options issued and outstanding to management employees pursuant to the Stock Option Plan are summarized below:





                                           Number of           Number
         Date        Exercise Price   Options Outstanding   Exercisable
     ------------------------------------------------------------------
     Fiscal  1998       $ 15.68              14,672           14,672
     Fiscal  1999   $ 36.82 - $ 54.00        12,644           12,644
     Fiscal  2000       $ 34.50               4,667            3,734
     Fiscal  2003       $ 28.80               4,797              959
                                             ------           ------
                                             36,780           32,009
                                             ======           ======

At fiscal year end 2004, there were 13,970 options fully vested and exercisable issued to management employees and outside directors outside the Stock Option Plan as summarized as follows:

                                           Number of           Number
         Date        Exercise Price   Options Outstanding   Exercisable
     ------------------------------------------------------------------
     Fiscal  1998       $ 15.68               5,500            5,500
     Fiscal  1999   $ 36.82 - $ 49.09         5,134            5,134
     Fiscal  2002   $ 23.64 - $ 26.94         2,502            2,502
     Fiscal  2003       $ 28.26                 834              834
                                             ------           ------
                                             13,970           13,970
                                             ======           ======

The stock options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

























The table below summarizes information about stock options outstanding as of the following fiscal years:


                                            2004               2003               2002
                                      ------------------------------------------------------
                                          Weighted           Weighted           Weighted
                                      Average Exercise   Average Exercise   Average Exercise
                                        Shares  Price      Shares  Price      Shares  Price
                                      ------------------------------------------------------
Outstanding at beginning of period      52,475  $29.70     49,125  $29.64     54,170  $28.20
   Granted                                   -       -      6,667   28.74      2,500    25.8
   Exercised                               (33)  15.68     (2,000)  10.26     (7,370)  17.22
   Forfeited/Expired                    (1,689)  44.86     (1,317)  32.10       (175)  43.20
                                      ------------------------------------------------------
Outstanding at end of period            50,753  $29.75     52,475  $29.70     49,125  $29.64
                                      ======================================================

Options exercisable at end of period    45,979             43,549             41,398
                                      ========           ========           ========
Shares available for options
   that may be granted                       -            464,523            480,866
                                      ========           ========           ========
Weighted-average grant date fair
   value of options granted during
   the period - exercise price equals
   stock market price at grant                  $    -             $11.64             $15.48
                                                ======             ======             ======
Weighted-average grant date fair
   value of options granted during
   the period - exercise price exceeds
   stock market price at grant                  $    -             $    -             $    -
                                                ======             ======             ======


The following summarizes all stock options outstanding at fiscal year end
2004:


                                                                                        Exercisable
                                             Remaining                        ----------------------------
                Exercise       Number     Weighted-Average  Weighted-Average    Number    Weighted-Average
                  Price      Outstanding  Contractual Life   Exercise Price   Exercisable   Exercise Price
              -------------  -----------  ----------------  ----------------  ----------- ----------------
1998 Options     $15.68        20,173        3.1 years          $15.68          20,172         $15.68
1999 Options  $36.82-$54.00    17,780        4.7 years          $45.33          17,778         $45.33
2000 Options     $34.50         4,667        5.7 years          $34.50           3,734         $34.50
2002 Options  $23.64-$26.94     2,502        7.9 years          $25.84           2,502         $25.84
2003 Options  $28.26-$28.80     5,631        8.2 years          $28.72           1,793         $28.55
                               ------                           ------          ------         ------
                               50,753                           $29.75          45,979         $29.73
                               ======                           ======          ======         ======





19.  SUBSEQUENT EVENTS:

In order to finance the payment of $6.8 million in subordinated notes related to the Company's acquisition of Health Food Associates, Inc. in 1999, the Company refinanced its existing credit facility (see Note 11) in October 2004 to provide for term loans in addition to the extension and modification of the revolving collateralized borrowings. The Company also issued $2.0 million of Series B Convertible Preferred Stock which is described below.
The subordinated note obligations were originally due September 15, 2004, but the due date was extended to October 2004, when they were paid in full.

The Company's new revolving credit facility (the "New Facility") with LaSalle Bank extends the agreement through April 2007 and retains many of the existing facility's terms including lending limits subject to accounts receivable and inventory limitations, an unused commitment fee and financial covenants. The significant changes under the New Facility are as follows:

   - Replacement of the LIBOR interest rate borrowing option (LIBOR plus 2.50%) with the bank's base rate, except for portion of the new facility that corresponds with the Company's existing interest rate swap agreements which will remain at LIBOR plus 2.50%.

   - The requirement of a fixed charge coverage ratio of 0.8 to 1.0 through June 2005 and 1.0 to 1.0 thereafter in lieu of a debt service coverage ratio.

   - Amendment of the definition of minimum tangible net worth and reduction of the minimum tangible net worth requirement to $3.0 million for fiscal 2005.

The New Facility is collateralized by all of the Company's equipment, intangibles, inventories, and accounts receivable, except those held by Trinity Springs, Inc.

As part of the credit facility refinancing, the Company obtained two term loans totaling $6,160,000, a portion of which was used in connection with the Series B Convertible Preferred Stock issuance proceeds to pay off the subordinated debt obligations.

The Company's Chairman has personally guaranteed repayment of up to $10 million of the New Facility and the term loans. AMCON will pay the Company's Chairman an annual fee equal to 2% of the guaranteed principal in return for the personal guarantee. This guarantee is secured by a pledge of the shares of Chamberlin Natural Foods, Inc., Hawaiian Natural Water Company, Inc., Health Food Associates, Inc. and Trinity Springs, Inc.

In October 2004, the Company issued $2.0 million of Series B Convertible Preferred Stock representing 80,000 shares at a purchase price of $25 per share (the "Liquidation Preference"). The Series B Convertible Preferred Stock is convertible at any time by the holders into a number of shares of AMCON common stock equal to the number of Preferred Shares being converted times a fraction equal to $25.00 divided by the conversion price. The conversion price is initially $24.65 per share, but is subject to customary adjustments in the event of stock splits, stock dividends and certain other distributions on the Common Stock. Cumulative dividends on the Series B Convertible Preferred Stock are payable at a rate of 6.37% per annum and are payable in arrears, when, as and if declared by the Board of Directors, on March 31, June 30, September 30 and December 31 of each year. Upon liquidation of the Company, the holders of the Series B Preferred Stock are entitled to receive the Liquidation Preference plus any accrued and unpaid dividends prior to the distribution of any amount to the holders of the Common Stock. The Series B Convertible Preferred Stock also contain redemption features in certain circumstances such as a change of control, minimum thresholds of ownership by the Chairman and his family in AMCON, or bankruptcy. Finally, the Series B Convertible Preferred Stock is optionally redeemable by the Company beginning October 8, 2006 at a redemption price equal to 112% of the Liquidation Preference. The redemption price decreases 1% annually thereafter until October 8, 2018, after which date it remains the Liquidation Preference.

In December 2004, the Company purchased a distribution facility in Rapid City, South Dakota and began construction of an addition to the building. The lease on the current Rapid City facility was extended to coincide with the completion of construction in the second quarter of fiscal 2005. The Company expects capital expenditures relating to the building, construction of the addition and related equipment purchases to be approximately $1.8 million. The Company has arranged permanent financing for the building and equipment in an amount equal to 80% of the acquisition cost or approximately $1.4 million. The remainder of the capital expenditures related to the facility will be provided from the Facility.

In December 2004, a director of the Company extended a revolving credit facility to Trinity Springs, Inc., ("Trinity") in a principal amount of up to $1,000,000 at an interest rate of 8% per annum with an initial advance of $500,000. To induce the director to extend this loan to Trinity, the Company agreed to allow the director to receive a second mortgage on Trinity's real property on an equal basis with the Company's existing second mortgage on Trinity's real property.

20.  DERIVATIVE INSTRUMENTS:

The Company borrows money at variable interest rates which exposes it to risk that interest expense will increase if the benchmark interest rate used to set the variable rates increases. In order to reduce its exposure to this risk, the Company may use derivative instruments (i.e. interest rate swaps agreements) pursuant to established Company policies. As of September 2004 and 2003, the Company had interest rate swap agreements outstanding with notional amounts totaling $15 million related to borrowings on the Facility. These interest rate swaps were used to effectively convert certain of the Company's floating rate debt to fixed rate debt. The interest rate swaps outstanding at September 2004 are accounted for as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge is effective. Any ineffectiveness associated with the interest rate swaps is immediately recognized in earnings within interest expense.



21.  BUSINESS SEGMENTS:

AMCON has three reportable business segments: the wholesale distribution of consumer products, the retail sale of health and natural food products, and the bottling, marketing and distribution of bottled water and other beverage products. The results of retail health food stores comprise the retail segment due to similar economic characteristics, as well as similar characteristics with respect to the nature of products sold, the type and class of customers for the health food products, and the methods used to sell the products. The results of the HNWC, TBG and TSI, which was acquired in June 2004, comprise the beverage segment due to their unique economic characteristics and the nature of the products, as well as the methods used to sell and distribute the products. The segments are evaluated on revenues, gross margins, operating income (loss) and income before taxes.

                                  Wholesale
                                 Distribution      Retail       Beverage       Other/2/    Consolidated
                                -----------------------------------------------------------------------
FISCAL YEAR ENDED 2004:
External revenues:
  Cigarettes                    $ 597,310,736   $          -   $         -   $        -   $ 597,310,736
  Health food                               -     32,431,573             -            -      32,431,573
  Confectionery                    55,641,415              -             -            -      55,641,415
  Tobacco, beverage & other       131,901,800              -     6,841,601     (321,825)    138,421,576
                                -----------------------------------------------------------------------
    Total external revenues       784,853,951     32,431,573     6,841,601     (321,825)    823,805,300

Depreciation and amortization/1/    1,298,923        857,375       380,556            -       2,536,854
Operating income (loss)             8,340,023         90,133   (11,999,795)    (274,191)     (3,843,830)
Interest expense                    1,118,014      1,213,098     1,054,282            -       3,385,394
Income (loss) before taxes          7,754,389     (1,099,671)  (13,046,674)    (260,591)     (6,652,547)
Total assets                       71,794,523     17,426,436    22,342,559      166,345     111,729,863
Capital expenditures                  318,988        591,330       873,687            -       1,784,005


FISCAL YEAR ENDED 2003:
External revenues:
   Cigarettes                   $ 564,804,865   $          -   $         -   $        -   $ 564,804,865
   Health food                              -     33,110,706             -            -      33,110,706
   Confectionery                   51,400,977              -             -            -      51,400,977
   Tobacco, beverage & other      119,310,355              -     3,695,318     (186,870)    122,818,803
                                -----------------------------------------------------------------------
     Total external revenues      735,516,197     33,110,706     3,695,318      (186,870)   772,135,351

Depreciation and amortization/1/    1,388,081        937,880       194,097             -      2,520,058
Operating income (loss)             8,538,065        503,799    (4,099,116)     (115,882)     4,826,866
Interest expense                    1,397,631      1,384,295       487,851             -      3,269,777
Income (loss) before taxes          7,645,028       (847,604)   (5,026,069)     (115,882)     1,655,473
Total assets                       72,589,504     16,778,236    10,085,641        46,049     99,499,430
Capital expenditures                  732,411        475,775     2,020,525             -      3,228,711


FISCAL YEAR ENDED 2002:
External revenues:
   Cigarettes                   $ 640,359,587   $          -   $         -   $         -   $ 640,359,587
   Health food                              -     31,655,388             -             -      31,655,388
   Confectionery                   52,566,991              -             -             -      52,566,991
   Tobacco, beverage & other      120,297,206              -     2,237,825             -     122,535,031
                                ------------------------------------------------------------------------
     Total external revenues      813,223,784     31,655,388     2,237,825             -     847,116,997
Depreciation and amortization       1,589,745      1,489,186       374,337             -       3,453,268
Operating income (loss)             7,969,125        382,332    (1,201,310)            -       7,150,147
Interest expense                    2,786,389      1,265,678       220,716             -       4,272,783
Income (loss) before taxes          5,582,899     (1,049,613)   (1,245,217)            -       3,288,069
Total assets                       79,392,521     18,452,752     6,741,196             -     104,586,469
Capital expenditures                1,569,981        674,310       435,923             -       2,680,214

                                    F-38
   /1/ Includes depreciation reported in cost of sales for beverage segment. /2/ Includes charges to operations incurred by discontinued operations and intercompany eliminations.























































                           Corporate Directory

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

William F. Wright
Chairman

Kathleen M. Evans
President

William R. Hoppner
Senior Vice President

Christopher H. Atayan
Managing Director of Slusser Associates

Raymond F. Bentele /2/, /3/
Retired, Former President and CEO of
 Mallinckrodt, Inc.

J. Tony Howard
President of Nebraska Distributing Company

John R. Loyack /1/, /2/, /3/
Sr. Vice President and CFO of PNM Resources, Inc.

Stanley Mayer /1/, /2/
Consultant

Timothy R. Pestotnik /1/, /3/
Partner with the law firm
  Luce, Forward, Hamilton & Scripps, LLP

Allen D. Petersen
Chairman of Draupnir LLP, Former Chairman and CEO of American Tool Companies, Inc.

/1/ Audit Committee
/2/ Compensation Committee
/3/ Nominating/Governance Committee

CORPORATE OFFICERS

William F. Wright
Chairman

Kathleen M. Evans
President

William R. Hoppner
Senior Vice President

Michael D. James
Secretary, Treasurer and Chief Financial Officer

SUBSIDIARY OFFICERS

Eric J. Hinkefent
President and Chief Executive Officer of
  Chamberlin Natural Foods, Inc. and
  Health Food Associates, Inc.

Willard Irwin
President and Chief Executive Officer of
  Hawaiian Natural Water Co., Inc.

Andrew S. Mitchell
President of Trinity Springs, Inc.

CORPORATE HEADQUARTERS
AMCON Distributing Company
7405 Irvington Road
Omaha, Nebraska  68122
(402) 331-3727

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT AUDITORS
Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, Nebraska  68102

ANNUAL STOCKHOLDERS' MEETING
Thursday, March 15, 2005
9:00 a.m.
LaSalle Bank
135 South LaSalle, 43rd Floor
Chicago, IL 60603

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