Form 10-K/A, Exhibit 13
period 2004-09-24
AMCON DISTRIBUTING CO
filed 2005-08-22
CIK 928465

Exhibit 13.1


                          AMCON Distributing Company

                          Index to 2004 Annual Report


        Letter to Shareholders......................................  1

        Selected Financial Data.....................................  5

        Selected Quarterly Financial Data...........................  7

        Market for Common Stock.....................................  9

        Management's Discussion and Analysis
           Forward Looking Statements...............................  9
           Restatements............................................. 10
           Discontinued Operations.................................. 10
           Company Overview......................................... 10
           Industry Segment Overviews............................... 11
           Certain Accounting Considerations........................ 12
           Critical Accounting Estimates............................ 13
           Results of Operations.................................... 18
           Liquidity and Capital Resources.......................... 26
           Off-Balance Sheet Arrangements........................... 32
           Acquisitions and Dispositions of Businesses.............. 32
           Quantitative and Qualitative Disclosures
              About Market Risk..................................... 34

        Report of Management........................................ 36

        Report of Independent Registered Public
           Accounting Firm.......................................... F-1

        Consolidated Financial Statements (as restated)............. F-2

        Notes to Consolidated Financial Statements.................. F-6

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

The potential for attractive growth and return on investment, as well as potential synergy with the Company's retail and wholesale distribution capabilities, drew the Company to the non-alcoholic natural beverage business. This segment consists of Hawaiian Natural Water Company, Inc. ("HNWC") and Trinity Springs, Inc. ("TSI").

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

TSI began operations for our Company in June 2004 following the acquisition of substantially all of the assets of its unaffiliated predecessor. TSI bottles geothermal water and a natural mineral supplement that are currently sold primarily in health food stores. TSI is the market leader in the health food store channel, having doubled its sales over the past twelve months and expects to continue strong sales growth in fiscal 2005. TSI intends to build on the brand identity created by its unique source by accessing broader channels of distribution. In addition, certain beverage products, including Hawaiian Springs/R/ and Royal Kona Coffee/R/, previously handled by The Beverage Group, Inc. have been transferred to Trinity in order to avoid duplicative expenses.

The beverage marketing and distribution business conducted by The Beverage Group, Inc. ("TBG") incurred significant losses during 2004 as substantial expenditures were made for product development, distribution network development, and marketing efforts to promote our portfolio of specialty
beverages.   Subsequent to fiscal year end the decision was made to close down the operations of TBG The Beverage Group Inc. ("TBG") and focus our efforts on our other businesses.

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

Very truly yours,


William F. Wright                             Kathleen M. Evans
Chairman of the Board                         President

EXPLANATORY NOTE

Subsequent to the issuance of these financial statements for the year ended September 24, 2004, management and the Company's Audit Committee determined that the Company would restate its balance sheet as of September 24, 2004 to reflect (i) a correction to the classification of Series A Preferred Stock from permanent equity to mezzanine financing, and (ii) a correction to the classification of its revolving credit facility from long-term to short-term debt. Management and the Company's Audit Committee also determined that the provision for nonoperating asset impairment which was reported as a component of "Other income, net" for the year ended September 26, 2003 should be corrected and reclassified as a component of operating expenses under the title "Impairment charges." The statement of operations for fiscal 2003 has been restated to correct this error.

In accordance with Emerging Issue Task Force ("EITF") Topic No. D-98 "Classification and Measurement of Redeemable Securities," the possibility of a redemption of securities that is not solely within the control of the
issuer   without regard to probability   requires the security to be
classified outside of permanent equity. The Company's Certificate of Designations creating the Series A Preferred Stock contains provisions that give the holders the optional right to redeem such stock if either there is a change of control (as defined in the Certificate of Designations) or the Wright Family (as defined in the Certificate of Designations to include William F. Wright, the Company's Chief Executive Officer, Chairman of the Board and largest stockholder) beneficially owns less than 20% of the outstanding shares of common stock. The Company believes it is unlikely that either of those events will occur without support of the Board of Directors since the two owners of the Series A Preferred Stock are represented on the Board of Directors, the interests of the Company and those representatives are aligned, and the aggregate ownership of all of the Board members is in excess of two-thirds of the outstanding shares of common stock. However, there can be no assurance that this will not occur.

EITF 95-22 "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement," requires borrowings under an agreement that includes both a subjective acceleration clause and a lock-box arrangement to be classified as short-term indebtedness. Because the Company's agreement contains both of these features, the borrowings have been restated to be classified as short-term for September 2004 and 2003. The lending banks and the Company amended the revolving loan agreement after the Company's second fiscal quarter of 2005 to replace the lockbox provision with a springing lockbox arrangement that would require the Company's cash to be placed in a lockbox account that would be used to automatically pay down the revolving indebtedness only in the instance of an event of default. EITF 92-22, nevertheless, requires the correction to the classification of the revolving credit facility for reports filed prior to such amendment to the revolving loan agreement.

This restatement does not impact amounts already reported as sales, net income (loss) available to common shareholders or earnings (loss) per share, nor will it result in a default under any provisions in the credit agreement.

In addition, in March 2005, the Company discontinued the operations of its beverage marketing and distribution business. As a result, the balance sheets as of September 24, 2004 and September 26, 2003 and the statements of operations and statements of cash flows for the fiscal years ended September 24, 2004 and September 26, 2003 have been prepared reflecting this disposition as discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The beverage marketing and distribution business was started in fiscal 2003, so there is no change to the fiscal 2002 amounts.

SELECTED FINANCIAL DATA

The selected financial data presented below have been derived from AMCON Distributing Company and Subsidiaries' (the "Company's") audited financial statements. The information set forth below should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS" and with the Consolidated Financial Statements and Notes thereto included in this Annual Report.

Results may not be comparable due to acquisitions and/or dispositions that have occurred in the periods presented. As described in the footnotes to the consolidated financial statements, in June 2004 (Fiscal 2004) and December 2001 (Fiscal 2002), we acquired Trinity Springs, Inc.(TSI), and Hawaiian Natural Water Company, Inc. ("HNWC"), respectively. In June 2001 (Fiscal
2001), we acquired substantially all of the distribution business assets and net assets of Merchants Wholesale, Inc., as well as, the distribution facility building owned by the sole shareholder of Merchants Wholesale, Inc. for $36.7 million. The transaction was accounted for using the purchase method of accounting. Also, in March 2001 (Fiscal 2001), we sold The Healthy Edge, Inc. (formerly Food For Health Co. Inc.), our health food distribution business for $10.3 million and accounted for the transaction as discontinued operations in the consolidated financial statements in accordance with Accounting Principles Board Opinion No. 30.

The Company discontinued the operations of its beverage marketing and distribution business effective March 2005. As a result, the selected financial data presented below has been prepared reflecting this disposition as discontinued operations in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Revenues and expenses from the discontinued operations have been excluded from income from continuing operations in the selected financial data.

                        (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------
Fiscal Year                           2004        2003/1/     2002        2001        2000
--------------------------------------------------------------------------------------------
Sales/2/.......................... $ 821,766   $ 771,793   $ 847,117   $ 577,589   $ 422,901
Cost of sales.....................   762,203     711,614     785,193     531,903     378,138
                                   ---------------------------------------------------------
Gross profit......................    59,563      60,179      61,924      45,686      44,763
Operating expenses................    53,331      52,413      54,774      44,706      37,847
Impairment charges/3/.............     3,578         399           -           -           -
                                   ---------------------------------------------------------
Operating income..................     2,654       7,367       7,150         980       6,916
Interest expense..................     3,002       3,194       4,273       3,877       2,499
Other income, net.................      (577)       (490)       (506)       (202)     (2,248)
                                   ---------------------------------------------------------
Income (loss) from continuing
 operations before income taxes...       229       4,663       3,383      (2,695)      6,665
Income tax expense (benefit)......       147       1,771       1,316      (1,018)      2,354
Equity in loss of unconsolidated
 affiliate........................         -           -          95          95           -
Minority interest, net of tax.....       (91)          -           -           -           -
                                   ---------------------------------------------------------
Income (loss) from continuing
 operations.......................       173       2,892       1,972      (1,772)      4,311

Loss from discontinued operations,
 net of income taxes of $(2,570),
 $(1,142), $0, $(963), and $(239),
 respectively.....................    (4,311)     (1,865)          -      (1,570)       (407)

Preferred stock dividend
 requirements.....................        50           -           -           -           -
                                   ---------------------------------------------------------
Net (loss) income available
 to common shareholders........... $  (4,188)  $   1,027   $   1,972   $  (3,342)  $   3,904
                                   =========================================================

Basic earnings (loss) per share:
  Continuing operations........... $    0.23   $    5.48   $    3.90   $   (3.88)  $    9.46
  Discontinued operations.........     (8.17)      (3.53)          -       (3.44)      (0.89)
                                   ---------------------------------------------------------
  Net basic earnings (loss)
   per share...................... $   (7.94)  $    1.95   $    3.90   $   (7.32)  $    8.57
                                   =========================================================

Diluted earnings (loss) per share:
  Continuing operations........... $    0.32   $    5.38   $    3.81   $   (3.88)  $    9.07
  Discontinued operations.........     (7.99)      (3.47)          -       (3.44)      (0.86)
                                   ---------------------------------------------------------
  Net diluted earnings (loss)
   per share...................... $   (7.67)  $    1.91   $    3.81   $   (7.32)  $    8.21
                                   =========================================================

Weighted average shares outstanding:
  Basic...........................   527,774     527,699     505,414     456,362     455,810
  Diluted.........................   539,648     537,042     518,197     456,362     475,553

Working capital /1/ /4/........... $ (11,871)  $  (8,030)  $  (1,989)  $     482   $  11,546
Total assets .....................   111,730      99,499     104,586      99,197      73,192
Long-term obligations and
  subordinated debt /1/ /5/.......    27,104      22,453      21,601      22,873      18,922
Shareholders' equity /6/..........    12,767/1/   17,301      16,699      13,363      16,855
Cash dividends declared
  per common share................      0.72        0.72        0.72        0.72        0.72

                                      6

   /1/ Amounts restated as described in Note 22 to the Consolidated Financial Statements.

   /2/ In accordance with Emerging Issues Task Force (EITF) No. 01-9 "Accounting For Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" sales incentives paid to customers have been recorded as a reduction of sales.

   /3/ Includes impairment of certain identifiable intangibles and nonoperating assets in the beverage segment.

   /4/ Current assets minus current liabilities.

   /5/ Includes deferred taxes, noncurrent liabilities of discontinued operations, current and long-term portions of subordinated debt and long-term debt and other long-term liabilities, but excludes the revolving credit facility.

   /6/ Net of dividends declared of $0.4 million, $0.4 million, $0.4 million in fiscal 2002-2004 and $0.3 million fiscal 2000-2001.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected financial information for each of the eight quarters in the two fiscal years ended September 2004 and 2003. This information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal and recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited Consolidated Financial Statements and Notes thereto included in this Annual Report. As described in more detail in the Notes to the Consolidated Financial Statements, in performing its annual impairment test for goodwill and other intangible assets during the fourth quarter of Fiscal 2004 the Company recognized a pre-tax $3.6 million impairment of its goodwill carried by its subsidiary, Hawaiian Natural Water Company Inc., which is a reporting unit in the beverage segment. This impairment was the result of competitive pressures in the natural spring water bottling business which have resulted in lower than expected operating profits and cash flow. Quarterly earnings or loss per share are based on weighted average shares outstanding for the quarter, therefore, the sum of the quarters may not equal the full year earnings or loss per share amount.

The following selected quarterly financial data gives effect to the retroactive presentation for discontinued operations as discussed in Note 19 to the Consolidated Financial Statements.













                                          7



                      (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------
Fiscal Year 2004                               Fourth      Third       Second      First
------------------------------------------------------------------------------------------
Sales......................................  $ 218,121   $ 218,102   $ 192,971   $ 192,572
Gross profit...............................     15,609      15,223      13,685      15,046
(Loss) income from continuing operations
  before income taxes......................     (2,677)      1,081        (208)      2,033

(Loss) income from continuing operations ..     (1,661)        671        (126)      1,289
Loss from discontinued operations..........     (1,624)       (936)       (976)       (775)
Preferred stock dividend requirements......        (50)          -           -           -
                                             ---------------------------------------------
Net (loss) income available to common
 shareholders..............................  $  (3,335)  $    (265)  $  (1,102)  $     514
                                             =============================================
Basic earnings (loss) per share:
  Continuing operations....................  $   (3.25)  $    1.27   $   (0.24)  $    2.44
  Discontinued operations..................      (3.08)      (1.77)      (1.85)      (1.47)
                                             ---------------------------------------------
  Net basic earnings (loss) per share......  $   (6.33)  $   (0.50)  $   (2.09)  $    0.97
                                             =============================================
Diluted earnings (loss) per share:
  Continuing operations....................  $   (3.25)  $    1.25   $   (0.24)  $    2.41
  Discontinued operations..................      (3.08)      (1.74)      (1.85)      (1.45)
                                             ---------------------------------------------
  Net diluted earnings (loss) per share....  $   (6.33)      (0.49)  $   (2.09)  $    0.96
                                             =============================================

The following selected quarterly financial data gives effect to the restatements and to the retroactive presentation for discontinued operations as discussed in Notes 22 and 19, respectively, to the Consolidated Financial Statements.

                      (Dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------
Fiscal Year 2003                               Fourth      Third       Second      First
-------------------------------------------------------------------------------------------
Sales......................................  $ 207,395   $ 189,860   $ 176,817   $ 197,721
Gross profit...............................     16,545      16,011      13,779      13,844
Income from continuing operations
  before income taxes......................      1,843       2,276          42         502

Income from continuing operations..........      1,145       1,410          24         313
Loss from discontinued operations..........       (810)       (719)       (298)        (38)
                                             ---------------------------------------------
Net income (loss) available to common
 shareholders..............................  $     335   $     691   $    (274)  $     275
                                             =============================================

Basic earnings (loss) per share:
  Continuing operations....................  $    2.17   $    2.67   $    0.04   $    0.59
  Discontinued operations..................      (1.54)      (1.36)      (0.56)      (0.07)
                                             ---------------------------------------------
  Net basic earnings (loss) per share......  $    0.63   $    1.31   $   (0.52)  $    0.52
                                             =============================================

Diluted earnings (loss) per share
  Continuing operations....................  $    2.13   $    2.63   $    0.04   $    0.58
  Discontinued operations..................      (1.51)      (1.34)      (0.55)      (0.07)
                                             ---------------------------------------------
  Net diluted earnings (loss) per share....  $    0.62   $    1.29   $   (0.51)  $    0.51
                                             =============================================
                                      8
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

During fiscal years 2004 and 2003, the Board of Directors declared cash dividends of $0.18 per share per quarter or $0.72 per common share for each year. The Company's revolving credit facility provides that the Company may not pay dividends on its common shares in excess of $0.72 per common share on an annual basis. As discussed more fully in the "Letter to Shareholders," the Company is implementing a strategy to invest its cash resources into growth-oriented businesses and has therefore determined to suspend the payment of cash dividends on common stock for the foreseeable future. The Company will periodically revisit its dividend policy to determine whether it has adequate internally generated funds, together with other needed financing to fund its growth and operations in order to resume the payment of cash dividends on common stock.

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

                                   9
    - changing market conditions with regard to cigarettes,
    - changes in promotional and incentive programs offered by cigarette manufacturers,
    - the demand for the Company's products,
    - new business ventures,
    - domestic regulatory risks,
    - competition,
    - other risks over which the Company has little or no control, and
    - any other factors not identified herein could also have such an effect.

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

Restatements

As discussed in Note 22 to the Consolidated Financial Statements, the Company's September 24, 2004 consolidated balance sheet and Statement of Operations for the year ended September 30, 2003 have been restated from the amounts previously reported. The accompanying management discussion and analysis and results of operations give effect to the restatement.

Discontinued Operations

As more fully described in Note 19 to the Consolidated Financial Statements, the Company discontinued the operations of its beverage marketing and distribution business in March 2005. As a result, the balance sheets as of September 24, 2004 and September 26, 2003 and the statements of operations and statements of cash flows for the fiscal years ended September 24, 2004 and September 26, 2003 have been prepared reflecting this disposition as discontinued operations in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The beverage marketing and distribution business was started in fiscal 2003, so there is no change to the fiscal 2002 amounts.

Company Overview

AMCON Distributing Company ("AMCON" or the "Company") is primarily engaged in the wholesale distribution business in the Great Plains and Rocky Mountain regions of the United States. In addition, AMCON operates thirteen retail health food stores and a non-alcoholic beverage business that includes natural spring and geothermal water bottling operations in the States of Hawaii and Idaho. As used herein, unless the context indicates otherwise, the term "ADC" means the wholesale distribution segment and "AMCON" or the "Company" means AMCON Distributing Company and its consolidated subsidiaries.

During fiscal 2004, the Company:

    - generated a 6.5% increase in sales compared to fiscal 2003 primarily due to a 7.5% increase in cigarette carton volume.
                                      10
    - generated a non-recurring increase in income before taxes of $0.8 million from a wholesale industry cigarette price increase in response to the elimination of vendor program incentive payments during the first quarter of the year.

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

    - recognized earnings per diluted share from continuing operations of $0.32 for the fiscal year ended September 2004 compared to earnings per diluted share from continuing operations of $5.38 for the prior fiscal year.

    - recognized a loss per diluted share from discontinued operations of $7.99 for the fiscal year ended September 2004 compared to a loss per diluted share from discontinued operations of $3.47 for the prior fiscal year.

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

                                    11

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

Beverage Segment

Construction of an expanded warehouse and packaging building at our plant in Hawaii, which began in the second quarter of 2003, was completed in the first quarter of fiscal 2004. Our water bottling operation in Hawaii has historically operated at a loss; however, we are hopeful that this operation generates operating profits in fiscal 2005 as the Company focuses on expansion of its markets and takes advantage of its new operations. In June 2004, the Company acquired substantially all of the operating assets of Trinity Springs, Ltd., headquartered in Sun Valley/Ketchum, Idaho, which bottles and sells geothermal bottled water and a natural mineral supplement. The new company, which is an 85% owned subsidiary of AMCON, was relocated to Boise, Idaho. The Trinity Springs water and mineral supplements are currently sold primarily in health food stores where they represent the number one selling water products. The Company plans to extend the distribution channels outside the health food market. The beverage marketing and distribution business incurred significant losses during 2004 as significant expenditures were made for product development, distribution network development and marketing efforts to promote our portfolio of specialty beverages. This business was discontinued in March 2005.

Certain Accounting Considerations

In November 2004, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 151 "Inventory Costs." This statement amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of certain items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and rehandling costs be recognized

                                    12
as current-period charges regardless of whether they meet the criterion of "so abnormal." SFAS 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005 (fiscal 2006 for the Company). Management does not believe there will be a significant impact as a result of adopting this Statement.

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment." SFAS No. 123R will require the Company to measure the cost of all employee stock-based compensation awards based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). SFAS No. 123R is effective for the Company's fiscal 2006.
Management is currently assessing the impact that this standard will have on the Company's financial position, result of operations and cash flows.

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

Critical Accounting Estimates

Certain accounting estimates used in the preparation of the Company's financial statements require us to make judgments and estimates and the financial results we report may vary depending on how we make these judgments and estimates. Our critical accounting estimates are set forth below and have not changed during Fiscal 2004.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

NATURE OF ESTIMATES REQUIRED. The allowance for doubtful accounts represents our estimate of uncollectible accounts receivable at the balance sheet date. We monitor our credit exposure on a weekly basis and assess the adequacy of our allowance for doubtful accounts on a quarterly basis. Because credit losses can vary significantly over time, estimating the required allowance requires a number of assumptions that are uncertain.

ASSUMPTIONS AND APPROACH USED. We estimate our required allowance for doubtful accounts using the following key assumptions.

    - Historical collections - Represented as the amount of historical uncollectible accounts as a percent of total accounts receivable.

    - Specific credit exposure on certain accounts - Identified based on management's review of the accounts receivable portfolio and taking into account the financial wherewithal of particular customers that management deems to have a higher risk of collection. For example, a customer in bankruptcy would indicate that an amount could be uncollectible.

SENSITIVITY ANALYSIS. We believe that our current level of allowance for doubtful accounts is adequate at the balance sheet date and that our credit exposure is very low compared with the high volume of sales and the nature of our industry in which collections are generally made quickly. However, for every 1% percent of receivables deemed to require an additional reserve at September 2004, the impact on the statement of operations would be to increase selling, general and administrative expenses by approximately $300,000.

INVENTORIES

NATURE OF ESTIMATES REQUIRED. In our businesses, we carry large quantities and dollar amounts of inventory. Inventories consist primarily of finished products purchased in bulk quantities to be sold to our customers. Given the large quantities and broad range of products that we carry to better serve our customers, there is a risk of impairment in inventory that is unsaleable or unrefundable, slow moving, obsolete or is discontinued. The use of estimates is required in determining the salvage value of this inventory.

ASSUMPTIONS AND APPROACH USED. We estimate our inventory obsolescence reserve at each balance sheet date based on the following criteria:

      -Slow moving products - Items identified as slow moving are evaluated on a case-by-case basis for impairment.

      -Obsolete/discontinued inventory - Products identified that are near or beyond their expiration dates. In addition, we may discontinue carrying certain product lines for our customers. As a result, we estimate the market value of this inventory as if it were to be liquidated.

      -Estimated salvage value/sales price - The salvage value of the inventory is estimated using management's evaluation of the congestion in the distribution channels and experience with brokers and inventory liquidators to determine the salvage value of the inventory.

SENSITIVITY ANALYSIS. We believe that our current level of reserve for inventory obsolescence is adequate at the balance sheet date. However, if there was a change in the estimated net realizable value of the inventory identified as obsolete/discontinued inventory (change in estimated selling price) of 5%, the reserve and costs of goods sold, respectively, would increase/decrease by approximately $60,000.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT OF LONG-LIVED ASSETS

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

Due to competitive pressures in the natural spring water bottling industry, operating profits and cash flows were lower than expected. Based on this trend, the future cash flow forecasts have been revised for this reporting unit and an impairment has been recorded in the Company's statement of operations as a component of income (loss) from operations. In September 2004, HNWC a reporting unit in the beverage segment, recognized impairment of $3.6 million to its tradename as a result of the annual impairment test.

NATURE OF ESTIMATES REQUIRED. Management has to estimate the useful lives of the Company's long lived assets. In regard to the impairment analysis, the most significant assumptions include management's estimate of the annual growth rate used to project future sales and expenses used by the independent third party valuation firm.

ASSUMPTIONS AND APPROACH USED. For fixed assets, depreciable lives are based on our accounting policy which is intended to mirror the expected useful life of the asset. In determining the estimated useful life of amortizable intangible assets, such as customer lists, we rely on our historical experience to estimate the useful life of the applicable asset and consider industry norms as a benchmark. In evaluating potential impairment of long-lived assets we primarily use an income based approach (discounted cash flow method) and guideline public and private company information. A discounted cash flow methodology requires estimation in (i) forecasting future earnings
(ii) determining the discount rate applicable to the earnings stream being discounted, and (iii) computing a terminal value at some point in the future. The forecast of future earnings is an estimate of future financial performance based on current year results and management's evaluation of the market potential for growth. The discount rate is a weighted average cost of capital using a targeted debt-to-equity ratio using the industry average under the assumption that it represents our optimal capital structure and can be achieved in a reasonable time period. The terminal value is determined using a commonly accepted growth model.

SENSITIVITY ANALYSIS. We believe that the estimated useful lives of our fixed assets and amortizable intangibles are appropriate. If we shortened the estimated useful lives of our fixed assets by one year, the impact on the statement of operations for the current period would be to increase depreciation expense by approximately $550,000. A decrease in the estimate of future sales or increase of estimated expenses for reporting units evaluated for impairment could result in additional impairment of intangibles being recorded up to the amount of the carrying amount of the intangible assets which was approximately $19.7 million as of September 24, 2004.

INSURANCE

The Company's insurance for worker's compensation, general liability and employee-related health care benefits are provided through high-deductible or self-insured programs. As a result, the Company accrues for its worker's compensation liability based upon claim reserves established with the assistance of a third-party administrator which are then trended and developed with the assistance of our insurance agent. The reserves are evaluated at the end of each reporting period. Due to the uncertainty involved with the realization of claims incurred but unreported, management is required to make estimates of these claims.

ASSUMPTIONS AND APPROACH USED. In order to estimate our reserve for incurred but unreported claims we consider the following key factors:

Employee Health Insurance Claims

     - Historical claims experience - We review loss runs for each month to calculate the average monthly claims experience.

     - Lag period for reporting claims - Based on analysis and consultation with our third party administrator, our experience is such that we have a one month lag period in which claims are reported.

Workers Compensation Insurance Claims

     - Historical claims experience - We review prior year's loss runs to estimate the average annual expected claims and review monthly loss runs to compare our estimates to actual claims.

     - Lag period for reporting claims - We utilize the assistance of our insurance agent to trend and develop reserves on reported claims in order to estimate the amount of incurred but unreported claims. Our insurance agent uses standard insurance industry loss development models.

SENSITIVITY ANALYSIS. We believe that our current reserve for incurred but unreported insurance claims is adequate at the balance sheet date. However, for every 5% percent increase in claims, an additional reserve of approximately $45,000 would be required at September 2004, the impact of which would increase selling, general and administrative expenses by that amount in the same period.

INCOME TAXES

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

ASSUMPTIONS AND APPROACH USED. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based in part upon management's judgments regarding future events.

In making that estimate we consider the following key factors:

  - our current financial position
  - historical financial information
  - future reversals of existing taxable temporary differences
  - future taxable income exclusive of reversing temporary differences and carryforwards
  - taxable income in prior carryback years
  - tax planning strategies

SENSITIVITY ANALYSIS. Based on our analysis, we have determined that a valuation allowance is not required at September 24, 2004. A valuation allowance would reduce the deferred tax asset to the amount that is more likely than not to be realized and a corresponding reduction to net income as a result.

REVENUE RECOGNITION

We recognize revenue in our wholesale and beverage segments when products are delivered to customers (which generally is the same day products are shipped) and in our retail health food segment when the products are sold to consumers. Sales are shown net of returns, discounts, and sales incentives to customers.

NATURE OF ESTIMATES REQUIRED. We estimate and reserve for anticipated sales discounts as part of our periodic evaluation of allowance for doubtful accounts. We also estimate and provide a reserve for anticipated sales incentives to customers based on volume.

ASSUMPTIONS AND APPROACH USED. We estimate the sales reserves using the following criteria:

     - Sales discounts - We use historical experience to estimate the amount of accounts receivable that will not be collected due to customers taking advantage of authorized term discounts.

     - Volume sales incentives - We use historical experience in combination with quarterly reviews of customers' sales progress in order to estimate the amount of volume incentives due to the customers on a periodic basis.

SENSITIVITY ANALYSIS. Based on the historical information used to estimate the reserves for sales discounts and volume sales incentives, we do not anticipate significant variances from the amounts reserved. However, there could be significant variances from period to period based on customer make-up and programs offered.

Our estimates and assumptions for each of the aforementioned critical accounting estimates have not changed materially during the periods presented, nor are we aware of any reasons that they would be reasonably likely to change in the future.

Results of Operations

The following table sets forth an analysis of various components of the Statements of Operations as a percentage of sales for fiscal years 2004, 2003 and 2002:

                                       Fiscal Years
                                  -----------------------
                                   2004     2003     2002
                                  -----------------------
Sales............................ 100.0%   100.0%   100.0%
Cost of sales....................  92.8     92.2     92.7
                                  -----------------------
Gross profit.....................   7.2      7.8      7.3
Selling, general and
  administrative expenses........   6.2      6.5      6.1
Depreciation and amortization....   0.3      0.3      0.4
Impairment charges...............   0.4        -        -
                                  -----------------------
Operating income ................   0.3      1.0      0.8
Interest expense.................   0.4      0.4      0.5
Other income, net................  (0.1)       -     (0.1)
                                  -----------------------
Income from continuing operations
 before income taxes.............     -      0.6      0.4
Income tax expense ..............     -      0.2      0.2
                                  -----------------------
Income from continuing
  operations ....................     -      0.4      0.2
Loss from discontinued
 operations, net of tax..........  (0.5)    (0.3)       -
Preferred stock dividend
  requirements...................     -        -        -
                                  -----------------------
Net (loss) income available
  to common shareholders.........  (0.5)%    0.1%     0.2%
                                  =======================

FISCAL YEAR 2004 VERSUS FISCAL YEAR 2003.
-----------------------------------------

SALES

Sales for fiscal year 2004 increased 6.5% to $821.8 million, compared to $771.8 million for fiscal year 2003. Sales are reported net of costs associated with sales incentives provided to customers, totaling $13.9 million and $9.0 million for fiscal 2004 and 2003, respectively. Sales increases (decreases) by business segment are as follows (dollars in millions):

         Wholesale distribution segment           $  49.3
         Retail health food stores segment           (0.7)
         Beverage segment                             1.4
         Intersegment eliminations                      -
                                                  -------
                                                  $  50.0
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

The beverage segment accounted for $4.8 million of sales for fiscal 2004, compared to $3.4 million in fiscal 2003. The improvement was due to increases in case volume of our Hawaiian Springs natural spring water, which was possible due to completion of plant construction and a change to a new distributor in the Hawaii market in October 2003. In addition, the acquisition of substantially all of the operating assets of Trinity Springs, Ltd. at the end of June 2004 contributed $1.1 million of sales for fiscal 2004. Hawaiian Natural Water Company (HNWC), also acquired a water bottling operation on the island of Oahu that contributed $0.3 million of sales in fiscal 2004. This acquisition enables HNWC to more effectively differentiate the premium natural spring water from purified bottled water products and provides a more competitive price point in which to provide private label water. Additionally, there were no sales from our home and office bottling and delivery business in Hawaii for fiscal 2004 because it was sold in October 2003. Sales from the home and office bottling and delivery business totaled $0.3 million in fiscal 2003.

GROSS PROFIT

Our gross profit does not include fulfillment costs and costs related to the distribution network which are included in selling, general and administrative costs, and may not be comparable to those of other entities. Some entities may classify such costs as a component of cost of sales. Cost of sales, a component used in determining gross profit, for wholesale and retail segments includes the cost of products purchased from manufacturers, less incentives that we receive which are netted against such costs. In the beverage segment, cost of sales includes the cost of the raw materials and related factory labor and manufacturing overhead costs required to convert raw materials into finished goods, including; labor, depreciation and utilities.

Gross profit decreased 1.0% to $59.6 million for fiscal year 2004 compared to $60.2 million for the prior fiscal year. Gross profit as a percentage of sales decreased to 7.2% for the year compared to 7.8% for fiscal 2003. Gross profit by business segment is as follows (dollars in millions):

                                                               Incr/
                                            2004     2003     (Decr)
                                           -------------------------
       Wholesale distribution segment      $ 46.2   $ 46.6   $ (0.4)
       Retail health food stores segment     13.0     13.2     (0.2)
       Beverage segment                       0.4      0.4        -
                                           -------------------------
                                           $ 59.6   $ 60.2   $ (0.6)
                                           =========================

Gross profit of $5.5 million was generated from our wholesale distribution business from cigarette price increases implemented during fiscal 2004 in response to the elimination of vendor program incentive payments that the Company historically received. Because vendor program incentive payments are generally received and recognized by the Company in the quarter following the period in which the related cigarette sales were made, as that is when it is estimable, gross profit for fiscal 2004 includes both the normal vendor program incentive payments relating to the fourth quarter 2003 but received during the first quarter 2004 of approximately $0.8 million, and the amount earned from the price increases that were implemented to replace vendor
                                 20
program incentive payments. This increase in gross profit was partially offset by a decrease of $1.3 million in incentive payments received on our private label cigarettes, a decrease in incentive allowances received from manufacturers of approximately $5.4 million (net of amounts paid to customers), a decrease of $0.9 million related to increases in cigarette excise taxes in certain states in fiscal 2003 and a $1.2 million larger charge to cost of sales for fiscal 2004 as compared to the fiscal 2003 related to the change in the required LIFO inventory reserve balance. The remainder of the increase in gross profit of $2.9 million was primarily due to increased sales in all other products to new customers.

Gross profit from our retail health food segment decreased $0.2 million to $13.0 million primarily due to the decreased sales discussed above.

Gross profit from our beverage segment was consistent with the prior year. The increase in sales produced additional gross profit of $0.2 million which was offset by a decrease of $0.2 million in gross profit from our home and office bottling and delivery business in Hawaii which was sold in October 2003.

OPERATING EXPENSE

Operating expense includes selling, general and administrative expenses and depreciation and amortization. Selling, general and administrative expenses include costs related to our sales, warehouse, delivery and administrative departments for all segments. Specifically, purchasing and receiving costs, inspection costs, warehousing costs and cost of picking and loading customer orders are all classified as selling, general and administrative expenses. Our most significant expenses relate to employee costs, facility and equipment leases, transportation costs, insurance and professional fees.

Total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, and impairment charges increased 7.8%, or $4.1 million, to $56.9 million compared to fiscal 2003. As a percentage of sales, total operating expenses increased to 6.9% from 6.8% as compared to the prior year.

Operating expenses in the beverage segment accounted for $3.9 million of the increase, primarily due to impairment of intangibles of $3.6 million discussed below and expenses associated with TSI which was acquired in June 2004 and the water bottling operation acquired by HNWC in July 2004. Operating expense in the beverage segment in fiscal 2003 included $0.4 million associated with writing down nonoperating assets held for sale to their fair market value. The wholesale distribution segment reduced operating costs by $0.2 million during fiscal 2004 as compared to fiscal 2003 primarily due to the decrease in the required allowance for bad debt reserve that is calculated based on historical collection trends. Total operating expenses in our retail segment increased $0.2 million due to the opening of a new store in Oklahoma City. These expenses were partially offset by savings incurred as a result of a reduced emphasis on the deli operations in the Florida stores. In addition, the Company incurred $0.2 million of rent expense and professional fees associated with a warehouse formerly used by the discontinued health food distribution business when the subtenant of the warehouse defaulted on the rental agreement.

As a result of the Company's annual goodwill and intangible asset impairment review as required by SFAS No. 142 "Goodwill and Other Intangible Assets," the Company determined that certain intangible assets in the beverage segment were impaired by $3.6 million. Due to competitive pressures in the natural spring water bottling business, operating profits and cash flows were lower than expected for the year. Based on this trend, future expected cash flows were revised for this reporting unit and an impairment was recorded and is included in operating expenses.

As a result of the above, the operating income for fiscal 2004 was $2.7 million, a decrease of $4.7 million as compared to operating income of $7.4 million in fiscal 2003.

INTEREST EXPENSE

Interest expense for fiscal year 2004 decreased 6.0% to $3.0 million compared to $3.2 million during the prior year. The increase was due primarily to additional borrowings on the Company's revolving line to support the beverage bottling operations. The impact of the increased borrowings is somewhat offset by lower average interest rates in fiscal 2004 as compared to fiscal 2003.

OTHER

Other income for fiscal 2004 of $0.6 million was generated primarily from gains on sales of available-for-sale securities, as well as, interest income, dividends and royalty payments. Other income for fiscal 2003 of $0.5 million was generated primarily from $0.1 million received from a settlement related to a former distribution facility, $0.3 million from gains on sales of available-for-sale securities, and $0.1 million in interest on income tax refunds, as well as, interest income and dividends on investment securities.

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

As a result of the above factors, income from continuing operations for fiscal year 2004 was $0.2 million compared to $2.9 million in prior year.

FISCAL YEAR 2003 VERSUS FISCAL YEAR 2002.
-----------------------------------------
SALES

Sales for fiscal year 2003 decreased 8.9% to $771.8 million, compared to $847.1 million for fiscal year 2002. Sales increases (decreases) by business segment are as follows (dollars in millions):

         Wholesale distribution segment           $  (77.7)
         Retail health food stores segment             1.4
         Beverage segment                              1.1
         Intersegment eliminations                    (0.1)
                                                  --------
                                                  $  (75.3)
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

The beverage segment accounted for $3.4 million of sales for fiscal 2003, compared to $2.2 million in fiscal 2002. The water bottling operation, which was acquired during the latter part of the first quarter of fiscal 2002, generated sales of $3.4 million during fiscal 2003.

There were $0.1 million of intersegment sales eliminated in consolidation for fiscal 2003, all of which related to beverage segment sales to wholesale distribution. There were no intersegment sales for the same period in 2002.

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

Gross profit from our beverage segment increased due to a full year of sales in the current year from HNWC compared to nine months in the prior year.

Gross profit as a percentage of sales increased to 7.8% for the year compared to 7.3% for fiscal 2002 primarily due to the manufacturers' cigarette price decreases discussed above. Since our gross profit per cigarette carton sold did not change materially after the price decrease, gross profit expressed as a percentage of sales increased.

OPERATING EXPENSE

Total operating expense, which includes selling, general and administrative expenses, depreciation and amortization, decreased 3.6% or $2.0 million to $52.8 million compared to fiscal 2002.

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

The beverage segment, which began late in the first quarter of fiscal 2002 with the acquisition of HNWC, incurred $2.0 million in operating expenses during fiscal 2003, which was $0.4 million greater than the prior year primarily due to an impairment charge to write down non-operating assets to fair market value.

As a percentage of sales, total operating expenses increased to 6.8% from 6.5% for the prior year. This increase is primarily the result of the reduction in sales due to the cigarette manufacturers' price decrease and other factors discussed above. We did not experience a significant increase in operating expenses; therefore, since total sales decreased but operating expenses only increased slightly, operating expense expressed as a percentage of sales increased.

As a result of the above, operating income for fiscal 2003 increased $0.2 million to $7.4 million, compared to fiscal 2002.

INTEREST EXPENSE

Interest expense for fiscal year 2003 decreased 25.2% to $3.2 million compared to $4.3 million during the prior year. The decrease was primarily due to a reduction in average interest rates of approximately 0.65% and a reduction in average debt outstanding of approximately $5.5 million in the wholesale segment, partially offset by an increase in average debt outstanding of approximately $1.1 million in the beverage segment.

OTHER

Other income for fiscal year 2003 of $0.5 million was comprised primarily of interest income on income tax refunds of $0.1 million, proceeds from a settlement related to a former distribution facility of $0.1 million, and gains on sales of available-for-sale securities of $0.3 million. Other income for fiscal 2002 of $0.5 million was generated primarily by gains of $0.3 million associated with the sale of available-for-sale securities, $0.2 million related to forgiveness of certain debts from former suppliers to the natural spring water bottling operation, interest income and dividends received on available-for-sale securities.

In fiscal 2002 there was $0.1 million of equity in losses from our minority investment in HNWC before we acquired this company in December 2001.

As a result of the above factors, income from continuing operations for fiscal year 2003 was $2.9 million compared to $2.0 million in fiscal 2002.

Liquidity and Capital Resources

OVERVIEW
--------
The Company requires cash to pay its operating expenses, purchase inventory and make capital investments and acquisitions of businesses. In general, the Company finances these cash needs from the cash flow generated by its operating activities, sales of investment securities and from borrowings, as necessary. During fiscal 2004, the Company used $3.7 million of cash from operating activities, primarily the result of slower accounts receivable turns and build up of inventory. These uses of cash were offset by increases in accounts payable and accrued expenses resulting from extended terms received on product promotions and vendor payment incentives. Our variability in cash flows from operating activities is heavily dependent on the timing of inventory purchases and seasonal fluctuations. For example, in the circumstance where we are "buying-in" to obtain favorable terms on particular product or to maintain our LIFO layers, we may have to retain the inventory for a period longer than the payment terms. This generates cash outflow from operating activities that we expect to reverse in a later period. Additionally, during the summer, which is our busiest time of the year, we generally carry larger inventory back stock to ensure high fill rates to
maintain customer satisfaction.   Our inventory levels are usually at their
highest levels in the third and fourth fiscal quarters but at any given month can vary based on the day of the week that month end occurs. We generally experience reductions in inventory levels during the first fiscal quarter, as compared to year end, and maintain these levels until the beginning of the third fiscal quarter when we begin building for increased summer business.

Cash of $4.5 million was utilized during fiscal 2004 for capital expenditures and the Company's acquisition of certain business and operating assets from Trinity Springs, Ltd. and Nesco Hawaii. These expenditures were partially offset by the sales of certain fixed assets and available-for-sale securities which generated a net cash inflow during the year of $0.7 million.
The Company generated net cash of $7.3 million from financing activities primarily from borrowings of $6.8 million on bank credit agreements and the private placement of $2.5 million of Series A Convertible Preferred Stock. Cash of $1.5 million was used in financing activities to pay down long-term debt and subordinated debt during the period and $0.5 million was used to pay dividends on common and preferred stock and retire fractional shares of common stock resulting from a one-for-six reverse stock split in May 2004.

As of September 2004, the Company had cash on hand of $0.4 million and negative working capital (current assets less current liabilities) of $11.9 million. This compares to cash on hand of $0.7 million and negative working capital of $8.0 million as of September 2003. The Company's working capital is significantly impacted by the classification of the revolving credit facility as a short-term obligation. The amounts on the revolving credit facility classified as current were $44.8 million and $38.0 million at September 2004, and September 2003, respectively. The Company expects that the revolving credit facility will be reduced through net payments on the revolver of approximately $5.0 million over the next year and that working capital would be increased by the incremental difference.

The Company's ratio of debt to equity increased to 5.37 at September 2004 compared to 3.40 in September 2003. For purposes of this calculation, Series A Preferred Stock and other long-term liabilities (the water royalty) are excluded. For the first six months of 2004 the Company was paying down the outstanding balance on the Facility. Subsequently, the Company increased borrowing on the Facility to fund the beverage operations and used a combination of cash raised from the issuance of preferred stock discussed above and other debt to fund the acquisition of the business and operating assets of Trinity Springs, Ltd. and Nesco Hawaii.

The Company's maximum revolving credit limit on it credit facility was $55.0 million at September 2004, however, the amount available for use at any given time is subject to many factors including eligible accounts receivable and inventory balances that are evaluated on a daily basis. As of September 2004, the balance on the facility was $44.8 million and availability on the revolver was $9.3 million, based on our collateral and the loan limits.

During the year ended September 2004 our peak borrowing was $49.5 million and our average borrowing was $36.9 million. Our availability to borrow under the credit facility generally decreases as inventory and accounts receivable levels go up because of the borrowing limitations that are placed on the collateralized assets.

The Company believes that funds generated from operations, supplemented as necessary with funds available under the credit facility, will provide sufficient liquidity for the operation of its wholesale distribution and retail segments for the next twelve months. Management is presently negotiating with LaSalle Bank to bring Trinity Springs, Inc. into the Company's revolving credit facility and with investors to privately place debt or equity to provide additional funding for the beverage operations. Although management is optimistic that such financing will be committed, the ultimate outcome of this financing is not certain at this time.

DIVIDEND PAYMENTS
-----------------
During fiscal year 2004, the Board of Directors declared cash dividends of $0.18 per share per quarter or $0.72 per common share for the year. The Company's revolving credit facility provides that the Company may not pay dividends in excess of $0.72 per common share on an annual basis. The Company is implementing a strategy to invest its cash resources into growth-oriented businesses and has therefore determined to suspend the payment of cash dividends on common stock for the foreseeable future. The Company will periodically revisit its dividend policy to determine whether it has adequate internally generated funds, together with other needed financing to fund its growth and operations in order to resume the payment of cash dividends on common stock.

CONTRACTUAL OBLIGATIONS
-----------------------

The following table summarizes our outstanding contractual obligations and commitments as of fiscal year end 2004:

                                            Payments Due By Period
                        ---------------------------------------------------------------------
Contractual                        Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
Obligations               Total     2005      2006      2007      2008      2009   Thereafter
----------------------  ---------------------------------------------------------------------

Long-term debt/1/, /2/  $ 61,473  $ 11,409  $ 12,005  $ 35,974  $    282  $  1,803  $       -
Subordinated debt/2/       7,876     7,876         -         -         -         -          -
Interest on long-term
 and subordinated
 debt/3/                   6,969     2,936     2,449     1,212        98       274          -
Operating leases          20,454     5,383     4,489     2,712     1,963     1,505      4,402
Minimum water royalty/4/   4,165       206       288       288       288       288      2,807
                        ---------------------------------------------------------------------
Total                   $100,937  $ 27,810  $ 19,231  $ 40,186  $  2,631  $  3,870  $   7,209
                        =====================================================================


Other Commercial                   Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
Commitments               Total     2005      2006      2007      2008      2009   Thereafter
----------------------  ---------------------------------------------------------------------
Lines of credit/2/      $ 59,750  $ 59,750  $      -  $      -  $      -  $      -  $       -
Lines of credit in use   (49,548)  (49,548)        -         -         -         -          -
                        ---------------------------------------------------------------------
Lines of credit
 available                10,202    10,202         -         -         -         -          -
Water source guarantee     5,000         -         -         -         -         -      5,000
Letters of credit            837       837         -         -         -         -          -
                        ---------------------------------------------------------------------
Total                   $ 16,039  $ 11,039  $      -  $      -  $      -  $      -  $   5,000
                        =====================================================================

     /1/ Includes capital leases of $1.4 million and amounts borrowed on the Company's revolving credit facility allocated to discontinued operations of $3.7 million.

     /2/ In October 2004, the Company's revolving credit facility was amended to increase the total facility to $60.0 million and add the subsidiaries, except for Trinity Springs, Inc., as borrowers. The new facility includes $5.0 million of term debt that was used, in addition to the proceeds from issuance of $2.0 million of Series B Convertible Preferred Stock to retire $6.8 million of subordinated debt.

     /3/ Represents estimated interest payments on long-term debt, including capital leases and subordinated debt. Certain obligations contain variable interest rates. For illustrative purposes, the Company has projected future interest payments assuming that interest rates will remain unchanged and additionally, that the outstanding revolving credit facility balance will be reduced by $5.0 million in Fiscal 2005 and 2006 with the remaining principal falling due when the agreement expires in April 2007

     /4/ Fiscal 2005 - 2009 represent the annual minimum water royalty and the balance thereafter represents the minimum water royalty in perpetuity. Both amounts are representative of the present value of the obligation reflected in our balance sheet together with the imputed interest portions of required payments.

CREDIT AGREEMENT
----------------
The Company's primary source of borrowing for liquidity purposes is its revolving credit facility with LaSalle Bank (the "Facility"). As of September 2004, the outstanding balance on the Facility was $44.8 million.
In October 2004, the Facility was amended to add $5.0 million of term debt to the total borrowing limit, which increased the limit from $55.0 million to $60.0 million, and to add the subsidiaries, except Trinity Springs, Inc., as borrowers. The revolving portion of the Facility bears interest at a variable rate equal to the bank's base rate, which was 4.75% at September 2004. In addition, the Company may select a rate equal to LIBOR plus 2.50%, for an amount of the Facility up to $15.0 million. The $5.0 million term debt bears interest at the bank's base rate plus 2.00% and is required to be repaid in eighteen monthly installments of $0.3 million beginning March 2005.

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

PREFERRED STOCK
---------------
In June 2004 the Company completed a $2.5 million private placement of Series A Convertible Preferred Stock representing 100,000 shares at $25 per share, the proceeds of which were primarily used to fund the acquisition of the business and operating assets of Trinity Springs, Ltd.

SUBORDINATED RETAIL DEBT
------------------------
In September 2004, the holders of $6.8 million of subordinated debt related to the acquisition of Health Food Associates, Inc. in September 1999, agreed to extend the due date of the debt to October 2004, at which time the Company completed the private placement of $2.0 million of Series B Convertible Preferred Stock and restructuring of the Facility to provide the funds to pay off the subordinated debt. The excess funds from the preferred stock offering that were not used to pay the subordinated debt of approximately $0.2 million were used to fund the beverage operations. However, the Company's beverage segment is still expected to require additional funding through fiscal 2005 and the Company's ability to fund those operations is limited by the Facility.

The Company had borrowings of $4.8 million under an 8% Collateralized Promissory Note (the "Collateralized Promissory Note")and $2.0 million under a Convertible Subordinated Note (the "Convertible Note"), which were due in September 2004. However, the terms were extended until October 2004 at which time they were paid in full.

REAL ESTATE TERM DEBT
---------------------
In December 2004, the Company purchased a distribution facility in Rapid City, South Dakota and began construction of an addition to the building. The lease on the current Rapid City building was extended to coincide with the completion of construction in the second quarter of fiscal 2005. The Company expects capital expenditures relating to the building, construction of the addition and related equipment purchases to be approximately $1.8 million. The Company has arranged permanent financing for the building and equipment in an amount equal to 80% of the acquisition cost or approximately $1.4 million. The remainder of the capital expenditures related to the building and the building addition will be provided from the Facility.

TSI REVOLVING DEBT
------------------
In December 2004, a director of the Company extended a revolving credit facility to Trinity Springs, Inc., ("Trinity") in a principal amount of up to $1.0 million at an interest rate of 8% per annum with an initial advance of $0.5 million. To induce the director to extend this loan to Trinity, the Company agreed to allow the director to receive a second mortgage on Trinity's real property on an equal basis with the Company's existing second mortgage on Trinity's real property.

BANK DEBT
---------
The Company's $2.8 million and $2.0 million credit facilities with a bank which were used to fund operating activities of our beverage segment were eliminated in October 2004 as they were brought into the Company's revolving credit facility as part of the debt restructuring transaction.

QUINCY ACQUISITION DEBT
-----------------------
The Company borrowed $6.9 million from a bank, at a fixed rate of 7.5%, to purchase the distribution facility in Quincy, IL in June 2001, referred to herein as the Real Estate Loan, and to retire term debt. The Real Estate

                                 30
Loan is amortized on a 20 year basis with a balloon payment due on June 1, 2006. The Real Estate Loan is collateralized by the Company's two owned distribution facilities. As of September 2004, the outstanding balance on the Real Estate Loan was approximately $6.4 million.

The acquisition of a distribution business in Quincy, IL in 2001 provides for deferred payments to be made to the seller totaling $3.4 million (plus interest). These deferred payments are subordinate to the Facility and the Real Estate Loan and are due in installments of $0.9 million (including interest) on the first, second, third and fourth anniversaries of the closing date of the transaction. In addition, the Company entered into a noncompetition agreement with the seller that requires the Company to make payments of $0.1 million annually on the first through fourth anniversary dates of the closing of the transaction. The Company has recorded the obligations at their fair values utilizing a 6% effective interest rate which was determined based on the Company's approximate average borrowing rate. As of September 2004, the outstanding obligation to the seller was approximately $1.0 million.

TSI ACQUISITION DEBT
--------------------
In connection with the acquisition of TSI, the Company financed the acquisition in part through notes to the former owners totaling approximately $3.3 million. The Company borrowed $2.8 million at a fixed rate of 5.0%, payable in monthly installments over a 5 year period with the remainder due on June 1, 2009. As of September 2004, the outstanding balance was approximately $2.8 million. In addition, the Company borrowed $0.5 million at a fixed rate of 5.0% with interest due quarterly commencing in September 2004. The principal, along with unpaid interest, is due in June 2007. As of September 2004 the outstanding balance was approximately $0.5 million. The Company also assumed a note from the former owners totaling $0.1 million that has a fixed rate of 5.0% and is payable in annual installments through June 2007. As of September 2004, the outstanding balance was approximately $0.1 million. The notes are collateralized by substantially all of TSI's assets. The Company has also recorded a $2.8 million liability for the present value of the future minimum water royalty payment and the related brokers fees, utilizing a 6.6% after-tax effective interest rate, to be paid in perpetuity to the seller.

NESCO ACQUISITION DEBT
----------------------
In connection with the acquisition of Nesco Hawaii by HNWC in July 2004, HNWC issued $0.7 million of notes to the sellers at a fixed rate of 5.0% and payable in two installments. The first payment is due in December 2004 and the balance due in March 2005. As of September 2004, the outstanding balance was approximately $0.7 million.

OTHER
-----
The Company has several capital leases for office, warehouse and water bottling equipment. As of September 2004, the outstanding balances on the capital leases totaled approximately $1.4 million.

AMCON has issued a letter of credit in the amount of approximately $0.8 million to its workers compensation insurance carrier as part of its self-insured loss control program.
                                  31
CROSS DEFAULT AND CO-TERMINUS PROVISIONS
----------------------------------------
The Company's owned real estate in Bismarck, ND and Quincy, IL are financed through term loans with Gold Bank (the "Gold Bank Loans"), who is also a participant lender on the Company's revolving line of credit. The Gold Bank Loans contain cross default provisions which cause all loans with Gold Bank to be considered in default if any one of the loans where Gold Bank is a lender, including the revolving credit facility if it is in default. In addition, the Gold Bank Loans contain co-terminus provisions which require all loans with Gold Bank to be paid in full if any of the loans are paid in full prior to the end of their specified terms.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably expected to have a material effect on the Company's financial position or results of operations.

Acquisitions and Dispositions of Businesses

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

The total purchase price of $8.8 million was paid through a combination of $2.3 million in cash, $3.3 million in notes which were issued by Trinity Springs, Inc. (TSI) and guaranteed by AMCON; the assumption of approximately $0.2 million of liabilities and the issuance of TSI common stock representing 15% ownership of TSI which had an estimated fair value of $0.2 million. The TSI common stock is convertible into 16,666 shares of AMCON common stock at the option of the Seller. Additionally, the conversion option had an estimated fair value of $0.2 million. Included in the $2.3 million paid in cash are transaction costs totaling approximately $0.8 million that were incurred to complete the acquisition and consists primarily of fees and expenses for attorneys and investment bankers. In addition, TSI will pay an annual water royalty to the Seller, in perpetuity, in an amount equal to the greater of $0.03 per liter of water extracted from the source or 4% of water

                                    32
revenues (as defined by the purchase agreement) which is guaranteed by AMCON up to a maximum of $5 million, subject to a floor of $206,400 for the first year and $288,000 annually thereafter. The Company has recorded a $2.8 million liability for the present value of future minimum water royalty payments and related brokers fees to be paid in perpetuity. The discount rate utilized by the Company to determine the present value of the future minimum water royalty was based on a weighted average cost of capital which incorporated the Company's equity discount rate, dividend rate on the Series A Convertible Preferred Stock and the Company's average borrowing rate for all outstanding debt.

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

The Company has determined that it has acquired a unique water source as part of the transaction which represents an intangible asset and the Company has assigned a preliminary value of $2.8 million to this intangible asset. Additionally, the Company has acquired the Trinity tradename and has assigned a preliminary value of $2.3 million to this intangible asset. Upon completion of the independent valuation, the amount assigned to the water

                                     33
source and/or the Trinity tradename could be different and any residual amount would then be assigned to goodwill. Since both the water source and the Trinity tradename have indefinite lives, as does any goodwill, the assets are not amortized. Therefore, any change resulting from completion of the independent valuation in the allocation of purchase price from water source or tradename to goodwill would not have any impact on operating income. Additionally, the Company has assigned a preliminary value of $0.4 million to a customer list which will be amortized over a five year period.

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

DISPOSITIONS
In March 2005, the Company discontinued the operations of its beverage marketing and distribution business. As a result, the balance sheets as of September 24, 2004 and September 26, 2003 and the statements of operations and statements of cash flows for the fiscal years ended September 24, 2004 and September 26, 2003 have been prepared reflecting this disposition as discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The beverage marketing and distribution business was started in fiscal 2003, so there is no change to the fiscal 2002 amounts.

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


                                     34


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





























                                     35











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

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's financial statements is properly reported. The accompanying financial statements have been restated to properly classify preferred stock issued in fiscal 2004 as mezzanine equity, to classify the Company's revolving credit facility as current debt and to correct the classification of the provision for nonoperating asset impairment which was originally reported as a component of "Other income, net" for the year ended September 26, 2003 to operating expenses under the title "Impairment charges" as discussed in Note 22. As a result of the restatement of these financial statements, management has determined that these disclosure controls and procedures were ineffective as of September 24, 2004 and that a material weakness existed in the disclosure controls and procedures with respect to the application of accounting guidance relating to the Company's recent financing transactions as of such date. The Company has enhanced the training of our accounting staff and requires periodic review of a wider variety of technical accounting literature to obtain a reasonable level of assurance that all appropriate accounting guidance is applied to the classification of debt and equity instruments which we believe corrected this material weakness.

The Company also maintains financial control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. These control systems are evaluated annually by the Company and were determined to be effective as of September 24, 2004, at the reasonable level of assurance.


William F. Wright     Kathleen M. Evans     Michael D. James
Chairman              President             Secretary, Treasurer
                                             and Chief Financial Officer

August 19, 2005









                                     36




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

As discussed in Note 22, the accompanying consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
January 7, 2005 (August 19, 2005, as to the effects of the subsequent event discussed in Note 19 and as to the effects of the restatements discussed in
Note 22)
                                     F-1













CONSOLIDATED BALANCE SHEETS
AMCON Distributing Company and Subsidiaries
--------------------------------------------------------------------------------------------------
Fiscal Year End September                                                2004             2003
                                                                      (As restated    (As restated
                                                                      -see Note 22)   -see Note 22
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                             $     416,073    $     668,073
   Accounts receivable, less allowance
    for doubtful accounts of $0.6 million
    and $0.8 million in 2004 and 2003, respectively                    29,109,826       27,871,362
   Available-for-sale investments                                               -          512,694
   Inventories                                                         35,088,568       31,019,047
   Income tax receivable                                                1,162,625                -
   Deferred income taxes                                                2,548,391        1,568,476
   Current assets of discontinued operations                            1,941,952        1,780,061
   Other                                                                  635,839          570,660
                                                                    ------------------------------
      Total current assets                                             70,903,274       63,990,373

Fixed assets, net                                                      19,951,664       16,845,405
Non-current assets of discontinued operation                              143,670          113,460
Goodwill                                                                6,449,741        6,091,397
Other intangible assets                                                13,271,211       11,420,542
Other assets                                                            1,010,303        1,038,253
                                                                    ------------------------------
                                                                    $ 111,729,863    $  99,499,430
                                                                    ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                 $  17,180,649    $  14,556,959
   Accrued expenses                                                     3,800,506        3,295,977
   Accrued wages, salaries, bonuses                                     1,365,837        1,422,684
   Income tax payable                                                           -          540,414
   Current liabilities of discontinued operations                       2,166,414        1,946,968
   Revolving credit facility                                           44,809,814       37,981,281
   Current portion of long-term debt                                    5,574,397        4,513,330
   Current portion of subordinated debt                                 7,876,219        7,762,666
                                                                    ------------------------------
      Total current liabilities                                        82,773,836       72,020,279

Deferred income taxes                                                     593,018        1,367,367
Noncurrent liabilities of discontinued operations                           3,603          166,754
Other long-term liabilities                                             2,807,000                -
Long-term debt, less current portion                                   10,250,154        7,667,413
Subordinated debt, less current portion                                         -          976,220
Minority interest                                                          97,100                -

Series A cumulative, convertible preferred stock, $.01 par value
  100,000 authorized and issued, liquidation preference
  $25.00 per share                                                      2,438,355                -

Commitments and contingencies (Note 17)

Shareholders' equity:
  Preferred stock, $0.01 par value, 1,000,000 shares
   authorized, none outstanding                                                 -                -
  Common stock, $.01 par value, 15,000,000 shares authorized,
   527,062 and 528,159 issued in 2004 and 2003, respectively                5,271           31,690
  Additional paid-in capital                                            6,218,476        5,997,977
  Accumulated other comprehensive income, net of tax
   of $0.1 million in 2004 and 2003, respectively                          59,900          220,732
  Retained earnings                                                     6,483,150       11,050,998
                                                                    ------------------------------
                                                                       12,766,797       17,301,397
                                                                    ------------------------------
                                                                    $ 111,729,863    $  99,499,430
                                                                    ==============================

The accompanying notes are an integral part of these consolidated financial statements
                                   F-2


CONSOLIDATED STATEMENTS OF OPERATIONS

AMCON Distributing Company and Subsidiaries
---------------------------------------------------------------------------------------------
Fiscal Years Ended September                           2004           2003           2002
                                                                  (As restated
                                                                 - see Note 22)
---------------------------------------------------------------------------------------------
Sales (including excise taxes of $191.6 million,
 $172.2 million and $166.5 million in 2004, 2003
 and 2002, respectively)                          $ 821,765,589  $ 771,793,256  $ 847,116,997
Cost of sales                                       762,202,743    711,613,810    785,192,882
                                                  -------------------------------------------
Gross profit                                         59,562,846     60,179,446     61,924,115
                                                  -------------------------------------------

Selling, general and administrative expenses         50,992,469     50,136,766     51,610,419
Depreciation and amortization                         2,338,277      2,276,702      3,163,549
Impairment charges                                    3,578,255        399,435              -
                                                  -------------------------------------------
                                                     56,909,001     52,812,903     54,773,968
                                                  -------------------------------------------
Operating income                                      2,653,845      7,366,543      7,150,147

Other expense (income):
   Interest expense                                   3,001,525      3,194,239      4,272,783
   Other income, net                                   (576,539)      (490,469)      (505,712)
                                                  -------------------------------------------
                                                      2,424,986      2,703,770      3,767,071
Income from continuing operations
  before income taxes                                   228,859      4,662,773      3,383,076
Income tax expense                                      147,000      1,771,000      1,316,000
Equity in loss of unconsolidated affiliate,
   net of tax                                                 -              -         95,007
Minority interest, net of tax                           (91,000)             -              -
                                                  -------------------------------------------
Income from continuing operations                       172,859      2,891,773      1,972,069

Loss from discontinued operations, net of
 income tax benefit of $2.6 million and $1.1
 million, respectively                               (4,311,406)    (1,865,300)             -

Preferred stock dividend requirements                   (49,474)             -              -
                                                   -------------------------------------------
Net (loss) income available to
 common shareholders                              $  (4,188,021) $   1,026,473  $   1,972,069
                                                  ===========================================

   Basic (loss) earnings per share
     available to common shareholders:
      Continuing operations                       $        0.23  $        5.48  $        3.90
      Discontinued operations                             (8.17)         (3.53)             -
                                                  -------------------------------------------
      Net basis (loss) earnings per share         $       (7.94) $        1.95  $        3.90
                                                  ===========================================

   Diluted (loss) earnings per share
     available to common shareholders:
      Continuing operations                       $        0.32  $        5.38  $        3.81
      Discontinued operations                             (7.99)         (3.47)             -
                                                  -------------------------------------------
      Net basis (loss) earnings per share         $       (7.67) $        1.91  $        3.81
                                                  ===========================================

Weighted average shares outstanding:
   Basic                                                527,774        527,699        505,414
   Diluted                                              539,648        537,042        518,197


The accompanying notes are an integral part of these consolidated financial statements
                                     F-3


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 AND COMPREHENSIVE INCOME (LOSS) (AS RESTATED)

AMCON Distributing Company and Subsidiaries
----------------------------------------------------------------------------------------------------------
                                                     Additional
                                                      Paid in     Accumulated
                                    Common Stock      Capital       Other
                                 -----------------    Common     Comprehensive     Retained
                                  Shares   Amount      Stock        Income         Earnings        Total
----------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 28, 2001       456,531  $ 27,392  $ 4,125,127   $ 404,362    $ 8,806,078   $13,362,959
Exercise of options                 7,369       442      126,383           -              -       126,825
Issuance of common stock from
  acquisition                      62,260     3,736    1,726,133           -              -     1,729,869
Dividends on common stock               -         -            -           -       (382,823)     (382,823)
Net income                              -         -            -           -      1,972,069     1,972,069
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.1 million                   -         -            -    (109,591)             -      (109,591)
                                                                                               -----------
Total comprehensive income                                                                      1,862,478
                                --------------------------------------------------------------------------

BALANCE, SEPTEMBER 27, 2002       526,160    31,570    5,977,643     294,771     10,395,324    16,699,308

Exercise of options                 2,000       120       20,370           -              -        20,490
Retirement of common stock             (1)        -          (36)          -              -           (36)
Dividends on common stock               -         -            -           -       (370,799)     (370,799)
Net income                              -         -            -           -      1,026,473     1,026,473
Change in fair value of
  interest rate swap, net
  of tax of $0.04 million               -         -            -     (65,995)             -       (65,995)
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.0 million                   -         -            -      (8,044)             -        (8,044)
                                                                                               -----------
Total comprehensive income                                                                        952,434
                                --------------------------------------------------------------------------

BALANCE, SEPTEMBER 26, 2003        528,159    31,690   5,997,977     220,732     11,050,998    17,301,397

Exercise of options                     33         2         520           -              -           522
Options issued in connection
  with TSI acquisition                   -         -     219,886           -              -       219,886
Reverse stock split                 (1,130)  (26,421)         93           -              -       (26,328)
Dividends on common stock                -         -           -           -       (379,827)     (379,827)
Dividends on preferred stock             -         -           -           -        (49,474)      (49,474)
Net loss                                 -         -           -           -     (4,138,547)   (4,138,547)
Change in fair value of
  interest rate swap, net of
  tax of $0.1 million                    -         -           -     123,257              -       123,257
Unrealized loss on investments
  available-for-sale, net of
  tax of $0.2 million                    -         -           -    (284,089)             -      (284,089)
                                                                                               -----------
Total comprehensive loss                                                                       (4,348,853)
                                --------------------------------------------------------------------------

Balance, September 24, 2004        527,062  $  5,271  $6,218,476   $  59,900    $ 6,483,150   $12,766,797
                                ==========================================================================

The accompanying notes are an integral part of these consolidated financial statements
                                     F-4






CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company and Subsidiaries
----------------------------------------------------------------------------------------------------------
Fiscal Years                                                        2004           2003           2002
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from continuing operations
    available to common shareholders                          $    123,385    $  2,891,773   $  1,972,069
  Preferred stock dividend requirements                             49,474               -              -
                                                               -----------     -----------    -----------
  Income from continuing operations                                172,859       2,891,773      1,972,069
  Adjustments to reconcile income from continuing operations to net cash flows from operating activities:
    Depreciation                                                 2,195,743       2,128,408      2,169,934
    Amortization                                                   295,339         383,744      1,283,334
    Impairment charges                                           3,578,255               -              -
    (Gain) loss on sale of fixed assets                             (7,773)         58,739        194,678
    (Gain) loss on sale of assets held for sale                      1,475               -              -
    (Gain) loss on sale of securities                             (507,418)       (266,690)      (257,521)
    Equity in loss of unconsolidated affiliate                           -               -         95,007
    Deferred income taxes                                       (1,754,264)       (660,306)     1,368,445
    Provision for losses on doubtful accounts,
      inventory obsolescence and assets held for sale               22,912         675,828         45,681
    Minority interest                                              (91,000)              -              -
  Changes in assets and liabilities,
    net of effect of acquisitions:
    Accounts receivable                                         (1,046,449)      3,151,279        768,582
    Inventories                                                 (3,704,957)      4,674,992     (5,710,095)
    Other current assets                                           129,691        (177,294)       (29,514)
    Other assets                                                   186,999        (137,619)       147,490
    Accounts payable                                             2,623,690      (5,316,892)     2,506,111
    Accrued expenses and accrued wages, salaries and bonuses       206,012        (620,198)    (1,094,380)
    Income taxes payable and receivable                         (1,703,039)      1,521,468        769,087
                                                               -----------     -----------    -----------
Net cash flows from operating activities
      - continuing operations                                      598,075       8,307,232      4,228,908
Net cash flows from operating activities
      - discontinued operations                                 (4,260,491)     (2,770,744)    (2,084,866)
                                                               -----------     -----------    -----------
Net cash flows from operating activities                        (3,662,416)      5,536,488      2,144,042
                                                               -----------     -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets                                     (1,700,773)     (3,114,595)    (2,680,214)
  Acquisitions, net of cash acquired                            (2,774,280)              -        (95,321)
  Proceeds from sales of fixed assets and intangibles              105,497         129,994         93,082
  Proceeds from sales of available-for-sale securities             561,910         303,018        303,911
                                                               -----------     -----------    -----------
Net cash flows from investing activities
     - continuing operations                                    (3,807,646)     (2,681,583)    (2,378,542)
Net cash flows from investing activities
     - discontinued operations                                     (83,232)       (114,116)             -
                                                               -----------     -----------    -----------
Net cash flows from investing activities                        (3,890,878)     (2,795,699)    (2,378,542)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings of long-term debt                             -         919,864              -
  Net (payments) proceeds on bank credit agreements              6,828,533      (1,379,372)     3,827,287
  Payments on long-term and subordinated debt                   (1,508,361)     (2,233,519)    (3,163,994)
  Net proceeds from preferred stock offering                     2,438,355               -              -
  Dividends paid on common stock                                  (379,827)       (370,799)      (382,823)
  Dividends paid on preferred stock                                (49,474)              -              -
  Retirement of common stock                                       (26,328)              -              -
  Purchase of treasury stock                                             -             (36)             -
  Proceeds from exercise of stock options                              522          20,490        126,825
  Payment of registration costs                                          -               -       (339,644)
                                                               -----------     -----------    -----------
Net cash flows from financing activities
     - continuing operations                                     7,303,420      (3,043,372)       67,651
Net cash flows from financing activities
     - discontinued operations                                      (2,126)        840,565             -
                                                               -----------     -----------    -----------



Net cash flow from financing activities                          7,301,294      (2,202,807)      (166,849)
                                                               -----------     -----------    -----------

Net change in cash                                                (252,000)        537,982       (166,849)

Cash, beginning of year                                            668,073         130,091        296,940
                                                               -----------     -----------    -----------

Cash, end of year                                              $   416,073     $   668,073    $   130,091
                                                               ===========     ===========    ===========


Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                        $ 3,632,384    $  4,244,482   $ 5,029,754
  Cash paid during the year for income taxes                      1,253,768         454,110       187,815
Supplemental disclosure of non-cash information:
Acquisition of equipment through capital leases                 $   125,840    $          -   $         -
  Business combinations:
    Fair value of assets acquired                                10,307,042               -     5,972,598
    Subordinated debt assumed and
      notes payable issued                                        4,028,440               -       457,905
    Present value of future water
      royalty payments                                            2,807,000               -             -
    Other liabilities assumed                                       289,336               -     1,508,435
    Issuance of common stock, stock options
      and minority interest                                         407,986               -     2,069,511
    Conversion of notes receivable and
      acquisition costs                                                   -               -       692,058


The accompanying notes are an integral part of these consolidated financial statements

                                     F-5






























NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

As more fully described in Note 22, the Company has restated its September 2004 Balance Sheet, Statement of Operations and Statement of Shareholders' Equity in the accompanying consolidated financial statements to correct a classification error related to the Series A Preferred Stock, its revolving credit facility and classification of a nonoperating asset impairment charge originally recorded in "Other income, net." In addition, as described in
Note 19, the operations of the beverage marketing and distribution business were discontinued in March 2005 and accordingly have been reflected as discontinued operations in these financial statements.

(a) Company Operations:
AMCON is primarily engaged in the wholesale distribution of consumer products in the Great Plains and Rocky Mountain regions. In addition, the Company operates thirteen retail health food stores in Florida and the Midwest and a non-alcoholic beverage business that includes a natural spring water bottling operation in the State of Hawaii and a geothermal water and natural mineral supplement bottler in Idaho.

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

AMCON also operates six retail health food stores in Florida under the name Chamberlin's Market & Cafe (Chamberlin's) and seven in the Midwest under the name Akin's Natural Foods Market (Akin's). These stores carry natural supplements, groceries, health and beauty care products and other food items.

In addition, AMCON operates a non-alcoholic beverage business which consists of Hawaiian Natural Water Company, Inc. ("HNWC") and Trinity Springs, Inc. ("TSI"). HNWC bottles natural spring water from an exclusive source located on the Big Island of Hawaii and bottles purified drinking water on the island of Oahu. HNWC currently markets its products primarily in the State of Hawaii, but has expanded marketing to the mainland United States and certain international markets. TSI bottles geothermal water and a natural mineral supplement, and distributes HNWC water products and other premium beverages that are currently sold primarily in health food stores.

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


                                     F-6

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

(d) Cash and Accounts Payable:
AMCON uses a cash management system under which an overdraft is the normal book balance in the primary disbursing accounts. The overdrafts included in accounts payable of $7.1 million and $4.8 million at fiscal year end 2004 and 2003, respectively, reflect checks drawn on the disbursing accounts that have been issued but have not yet cleared through the banking system. The Company's policy has been to fund these outstanding checks as they clear with borrowings under its revolving credit facility (see Note 11). These outstanding checks (book overdrafts) are classified as cash flows from operating activities in the Consolidated Statements of Cash Flows.

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

                                     F-7

(g) Inventories:
Inventories consisted of the following at September 2004 and 2003 (in millions):

                         September   September
                           2004        2003
                         ---------   ---------
     Finished Goods      $  38.2     $  34.4
     Raw Materials           0.9         0.3
     LIFO Reserve           (4.0)       (3.7)
                         ---------   ---------
                         $  35.1     $  31.0
                         =========   =========

The wholesale distribution and retail health food segment inventories consist of finished products purchased in bulk quantities to be redistributed to the Company's customers or sold at retail. The wholesale distribution operation's inventories are stated at the lower of cost (last-in, first-out or "LIFO" method) or market and consists of the costs of finished goods. The retail health food operation utilizes the retail inventory method of accounting stated at the lower of cost (LIFO) or market and consists of finished goods. The beverage operation's inventories are stated at the lower of cost (LIFO) or market and consist of raw materials and finished goods.
The beverage operation's finished goods inventory includes raw materials, related plant labor and manufacturing overhead costs required to convert raw materials to finished goods. Raw materials inventory consists of pre-forms used to make bottles, caps, labels and various packaging and shipping materials. The LIFO reserve at September 2004 and 2003 represents the amount by which LIFO inventories were less than the amount of such inventories valued on a first-in, first-out basis. The liquidation of certain LIFO layers decreased cost of goods sold by $0.1 million and $1.5 million during fiscal 2004 and 2003, respectively. An allowance for obsolete inventory is maintained in the retail health food and beverage segments to reflect the expected unsaleable or non-refundable inventory based on evaluation of slow moving products and discontinued products.

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




                                     F-8
Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and the resulting gains or losses are reported in the statement of operations.

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

During fiscal 2003, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and intangible assets having indefinite useful lives. Under a nonamortization approach, goodwill and intangible assets having indefinite useful lives are not amortized into results of operations, but instead are reviewed at least annually for impairment. Subsequent to the third fiscal quarter of each year, the Company engages an external consulting firm to assist them in performing this valuation. If the recorded value of goodwill and intangible assets having indefinite useful lives is determined to exceed their fair value, the asset is written down to fair value and a charge taken against results of operations in the period. AMCON considers its tradenames and water source to have indefinite lives. Therefore, upon adoption of SFAS No. 142, goodwill and tradename amortization ceased and the Company did not incur an impairment charge upon implementation of SFAS No. 142. As discussed in Note 9, the Company determined, with the assistance of the independent third party valuations obtained, that one of the beverage segment's reporting units tradenames was impaired and an impairment charge of $3.6 million was recorded in fiscal 2004. The Company did not incur an impairment charge during fiscal 2003 upon completion of the annual review. During fiscal 2002, the Company recognized goodwill amortization of $0.3 million and tradename amortization of $0.6 million.

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

The following table illustrates the required proforma effect on income (loss) and earnings (loss) available to common shareholders and the associated per share amounts assuming the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" to stock-based employee compensation:

                                                         2004          2003          2002
                                                    ----------------------------------------
(Loss) earnings available to common shareholders
------------------------------------------------
  Net (loss) income available to common
    shareholders,  as reported                      $ (4,188,021)   $ 1,026,473   $ 1,972,069
  Deduct: Total stock-based employee
     compensation expense determined under
     fair value based method for all awards,
     net of related tax effects                          (60,273)       (68,021)      (87,617)
                                                    -----------------------------------------
  Pro forma (loss) income available to
     common shareholders                            $ (4,248,294)   $   958,452   $ 1,884,452
                                                    =========================================

(Loss) earnings per share available to common
 shareholders
-----------------------------------------------
  As reported: Basic                                $      (7.94)   $      1.95   $      3.90
               Diluted                              $      (7.67)   $      1.91   $      3.81

  Pro forma:   Basic                                $      (8.05)   $      1.81   $      3.73
               Diluted                              $      (7.78)   $      1.78   $      3.64

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

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment." SFAS No. 123R will require the Company to measure the cost of all employee stock-based compensation awards based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). SFAS No. 123R is effective for the Company's fiscal 2006.
Management is currently assessing the impact that this standard will have on the Company's financial position, result of operations and cash flows.

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

The total purchase price of $8.8 million was paid through a combination of $2.3 million in cash, $3.3 million in notes which were issued by Trinity Springs, Inc. (TSI) and guaranteed by AMCON; the assumption of approximately $0.2 million of liabilities and the issuance of TSI common stock representing 15% ownership of TSI which had an estimated fair value of $0.2 million. The TSI common stock is convertible into 16,666 shares of AMCON common stock at the option of the Seller. Additionally, the conversion option had an estimated fair value of $0.2 million. Included in the $2.3 million paid in cash are transaction costs totaling approximately $0.8 million that were incurred to complete the acquisition and consists primarily of fees and expenses for attorneys and investment bankers. In addition, TSI will pay an annual water royalty to the Seller, in perpetuity, in an amount equal to the greater of $0.03 per liter of water extracted from the source or 4% of water revenues (as defined by the purchase agreement) which is guaranteed by AMCON


                                   F-15
up to a maximum of $5 million, subject to a floor of $206,400 for the first year and $288,000 annually thereafter. The Company has recorded a $2.8 million liability for the present value of future minimum water royalty payments and related brokers fees to be paid in perpetuity. The discount rate utilized by the Company to determine the present value of the future minimum water royalty was based on a weighted average cost of capital which incorporated the Company's equity discount rate, dividend rate on the Series A Convertible Preferred Stock and the Company's average borrowing rate for all outstanding debt.

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

Assuming the above acquisition had occurred on the first day of fiscal 2003 (September 27, 2002) unaudited pro forma consolidated sales, operating income
(loss), net loss and net loss per share would have been as follows:

                                  For the year ended September
                                  -----------------------------
                                       2004            2003
                                  -------------   -------------
     Sales                        $ 824,474,604   $ 775,120,055
     Operating income                   673,045       5,120,402
     Net (loss) income available
     to common shareholders          (1,340,109)        932,499
     Net (loss) income per share:
         Basic                  $       (2.54)  $        1.77
         Diluted                $       (2.54)  $        1.74

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

4.  CONVERTIBLE PREFERRED STOCK

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

                                     F-18
The Company believes that redemption of these securities by the holders is not probable based on the following evaluation. As shown in the table under the caption "Ownership of Our Common Stock By Our Directors And Executive Officers And Other Principal Stockholder," in our proxy statement, our executive officers and directors as a group own approximately 64% of the outstanding common stock. Mr. William Wright, who has been AMCON's Chairman of the Board and Chief Executive Officer from the time AMCON was originally founded, beneficially owns 31% of the outstanding common stock without giving effect to shares owned by his adult children. There is an identity of interest among AMCON and its officers and directors for purposes of the determination of whether the triggering redemption events described above are within the control of AMCON since AMCON can only make decisions on control or other matters through those persons. Moreover, the Series A Preferred Stock is owned by Mr. Wright and a private equity firm of which Mr. Petersen, one of our long-standing directors, is a large owner. The Series A Preferred Stock is thus in friendly hands with no expectation that there would be any effort by the holders of such preferred stock to seek optional redemption without the Board being supportive of the events that may trigger that right. In view of the foregoing, the Company believes that it is not probable under Rule 5-02.28 of Regulation S-X that either Series A Preferred Stock will become redeemable in the future as a result of redemption features described above. However, there can be no assurance that this will not occur.

As discussed in Note 22, this financial instrument has been classified as mezzanine financing between long-term debt and shareholders' equity in the balance sheet.

5.    EARNINGS (LOSS) PER SHARE:

Basic earnings (loss) per share available to common shareholders is calculated by dividing income (loss) from continuing operations less preferred stock dividend requirements, loss from discontinued operations and net (loss) income available to common shareholders by the weighted average common shares outstanding for each period. Diluted earning (loss) per share is calculated by dividing income (loss) from continuing operations, loss from discontinued operations and net (loss) income available to common shareholders by the sum of the weighted average common shares outstanding and the weighted average dilutive options, using the treasury stock method.
Stock options and potential common stock outstanding at fiscal year end 2004, 2003 and 2002 that were anti-dilutive were not included in the computations of diluted earnings per share. Such potential common shares totaled 113,921, 29,773 and 24,058 with average exercise prices of $32.92, $40.47 and $48.28 respectively.

                                                 For Fiscal Years
                                     ---------------------------------------
                                          2004         2003          2002
                                     ---------------------------------------
                                          Basic        Basic         Basic
                                     ---------------------------------------
Weighted average number of
   shares outstanding                     527,774      527,699       505,414
                                     =======================================


Income from continuing operations    $    172,859    $2,891,773   $1,972,069

Deduct: preferred stock dividend
  requirements                            (49,474)            -            -
                                     ---------------------------------------
                                     $    123,385    $2,891,773   $1,972,069
                                     =======================================
Loss from discontinued operations    $ (4,311,406)  $(1,865,300)  $        -
                                     =======================================
Net (loss) income available to
   common shareholders               $ (4,188,021)   $1,026,473   $1,972,069
                                     =======================================

Earnings per share from
 continuing operations available
 to common shareholders              $       0.23    $     5.48   $     3.90

Loss per share from discontinued
 operations                                 (8.17)        (3.53)           -
                                     ---------------------------------------
(Loss) income per share available
 to common shareholders              $      (7.94)   $     1.95   $     3.90
                                     =======================================

                                        Diluted       Diluted      Diluted
                                     ---------------------------------------
Weighted average common
   shares outstanding                     527,774       527,699      505,414

Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock              11,874         9,343       12,783
                                     ---------------------------------------
Weighted average number of
   shares outstanding                     539,648       537,042      518,197
                                     =======================================

Income from continuing operations    $    172,859    $2,891,773   $1,972,069
                                     =======================================

Loss from discontinued operations    $ (4,311,406)   $(1,865,300) $        -
                                     =======================================
Net (loss) income available to
   common shareholders               $ (4,138,547)   $1,026,473   $1,972,069
                                     =======================================

Earnings per share from
 continuing operations available
 to common shareholders              $       0.32    $     5.38   $     3.81

Loss per share from discontinued
 operations                                 (7.99)        (3.47)           -
                                     ---------------------------------------
(Loss) income per share available
 to common shareholders              $      (7.67)   $     1.91   $     3.81
                                     =======================================





6.    COMPREHENSIVE INCOME (LOSS):

The components of other comprehensive income (loss) were as follows:

                                                       2004       2003         2002
                                                   -----------------------------------
Unrealized holding gains during the period:
   Unrealized gains                                $    6,800   $ 255,975   $   71,565
   Related tax expense                                 (2,584)    (97,271)     (27,194)
                                                   -----------------------------------
     Net                                                4,216     158,704       44,371
                                                   -----------------------------------
Less reclassification adjustments
  for gains which were included in
  comprehensive income in prior periods:
    Realized net gains                                465,008     268,948      249,491
    Related tax expense                              (176,703)   (102,200)     (95,529)
                                                   -----------------------------------
     Net                                              288,305     166,748      153,962
                                                   -----------------------------------
Interest rate swap valuation adjustment
  during the period:
   Unrealized gains (losses)                          199,354    (106,995)           -
   Related tax benefit                                (76,097)     41,000            -
                                                   -----------------------------------
     Net                                              123,257     (65,995)           -
                                                   -----------------------------------
Total other comprehensive income (loss)            $ (160,832)  $ (74,039)  $ (109,591)
                                                   ===================================

The accumulated balances for each classification of accumulated comprehensive income (loss) is as follows:

                                 Unrealized       Interest       Accumulated
                                  gains on        rate swap       Other
                                 securities        mark-to      Comprehensive
                                                   -market         Income
                                 -------------------------------------------

Balance, September 28, 2001      $ 404,362        $       -       $  404,362
Current period change             (109,591)               -         (109,591)
                                 ---------        ---------       ----------
Balance, September 27, 2002        294,771                -          294,771
Current period change               (8,044)         (65,995)         (74,039)
                                 ---------        ---------       ----------
Balance, September 26, 2003        286,727          (65,995)         220,732
Current period change             (284,089)         123,257         (160,832)
                                 ---------        ---------       ----------
Balance, September 24, 2004      $   2,638        $  57,262       $   59,900
                                 =========        =========       ==========


7.    FIXED ASSETS, NET:

Fixed assets at fiscal year ends 2004 and 2003 consisted of the following:

                                             2004          2003
                                        ---------------------------
     Land                               $    849,460   $    291,460
     Buildings                             9,550,121      8,125,768
     Warehouse equipment                   7,410,235      5,257,702
     Furniture, fixtures and
        leasehold improvements             9,163,138      8,396,361
     Vehicles                              1,370,695      1,301,710
     Capital equipment leases              1,924,005      2,017,488
                                        ---------------------------
                                          30,267,654     25,390,489

     Less accumulated depreciation
       and amortization:
        Owned buildings and equipment     (9,860,174)    (8,113,114)
        Capital equipment leases            (455,816)      (431,970)
                                        ---------------------------
                                        $ 19,951,664   $ 16,845,405
                                        ===========================

8.    DEBT AND EQUITY INVESTMENTS:

Available-for-sale investments at fiscal year ends 2004 and 2003 consisted of the following:

                            2004        2003
                           -------------------
     Cost                  $    -    $  54,492
     Unrealized Gain            -      458,202
                           -------------------
     Fair Value            $    -    $ 512,694
                           ===================

The Company sold 30,000 and 20,000 shares of its available-for-sale investments in fiscal 2004 and 2003, respectively. The Company realized gains on these sales of $507,418, $266,690 and $257,251 in fiscal 2004, 2003 and 2002, respectively. The sale in 2004 represented the final liquidation of available-for-sale investments.

9.    GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill by reporting segment at September 2004 and 2003 was as follows:

                                                  September       September
                                                     2004            2003
                                                ------------    ------------
Wholesale                                       $  3,935,931    $  3,935,931
Retail                                             2,155,465       2,155,466
Beverage                                             358,345               -
                                                ------------    ------------
                                                $  6,449,741    $  6,091,397
                                                ============    ============
                                      F-22

Other intangible assets at fiscal year ends 2004 and 2003 consisted of the following:

                                                     2004           2003
                                                 ---------------------------
     Trademarks and tradenames                   $  9,680,521   $ 10,928,793
     Water source                                   2,807,000              -
     Covenants not to compete (less
       accumulated amortization of
       $843,527 and $724,625)                          76,698        195,600
     Favorable leases (less accumulated
       amortization of $340,003 and $280,273)         145,997        205,727
     Customer lists (less accumulated
       amortization of $26,285 and $0)                560,995              -
     Debt issue costs (less accumulated
       amortization of $489,769 and $399,347)               -         90,422
                                                 ---------------------------
                                                 $ 13,271,211   $ 11,420,542
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

Amortization expense related to the amortizing intangible assets held at September 2004 for each of the five subsequent years is estimated to be as follows:

                                Fiscal      Fiscal      Fiscal     Fiscal     Fiscal
                                 2005        2006        2007       2008       2009
                               ---------   ---------   --------   --------   --------
Covenants not to compete       $  77,000   $       -   $      -   $      -   $      -
Favorable leases                  40,000      40,000     40,000     27,000          -
Customer lists                   135,000     125,000    125,000    125,000     50,000
                               ---------   ---------   --------   --------   --------
                               $ 252,000   $ 165,000   $165,000   $152,000   $ 50,000
                               =========   =========   ========   ========   ========

10.    OTHER ASSETS:

Other assets at fiscal year ends 2004 and 2003 consisted of the following:

                                                   2004         2003
                                              -------------------------
     Cash surrender value of life
       insurance policies                     $   743,933   $   697,035
     Equipment held for sale                      177,680       200,000
     Other                                         88,690       141,218
                                              -------------------------
                                              $ 1,010,303   $ 1,038,253
                                              =========================

Included in other assets is certain bottling equipment held for sale that was acquired in Fiscal 2002 as part of the HNWC acquisition. HNWC is a reporting unit within our beverage segment. The equipment was not in use at the time of the acquisition and was therefore recorded in other assets as assets held for sale at its estimated fair value, less the estimated cost to sell, in accordance with APB 16 (the applicable purchase accounting guidance at that time). In Fiscal 2003, after having difficulty selling the equipment due to saturation of the bottling equipment market, we determined that the carrying value of this equipment was too high based on prices for similar equipment in the market place. Therefore, we recorded an impairment of $399,435 related to this equipment in operating expenses under the title "Impairment charges." We were unsuccessful in Fiscal 2004 in selling all of the equipment, although we did sell portions and recognized an immaterial loss on the sale. We continue to respond to changes in the market place and the equipment continues to be actively marketed at a price that is reasonable and consistent with its carrying value.

11.    DEBT:

Revolving Credit Facility
-------------------------
The Company maintains a revolving credit facility (the "Facility") with LaSalle Bank which allows it to borrow up to $55.0 million at any time, subject to eligible accounts receivable and inventory requirements. As of September 2004, the balance on the facility was $44.8 million and availability on the revolver was $9.3 million, based on our collateral and the loan limits. Interest is payable monthly at the bank's base rate which at September 2004, was 4.75% or LIBOR plus 2.50% as selected by the Company. The principal amount of this obligation is due April 2007. The Company is required to pay an unused commitment fee equal to 0.25% per annum on the difference between the maximum loan limit and average monthly borrowing for the month. The Facility is collateralized by all of ADC's equipment, intangibles, inventories, and accounts receivable.

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

At September 2004, the Company was in compliance with each of the Facility's covenants.

The Company hedges its variable rate risk on a portion of its borrowings under the Facility by use of interest rate swap agreements. The variable interest payable on notional amounts of $15.0 million is subject to interest rate swap agreements which have the effect of converting this amount to fixed rates ranging between 4.38% and 4.87%.

Long-term debt
--------------
Long-term obligations, excluding obligations under the Facility at fiscal year end 2004 and 2003 consisted of the following:

                                                                2004           2003
                                                            ---------------------------

Note payable to a bank ("Real Estate Loan"), interest
 payable at a fixed rate of 7.5% with monthly
 installments of principal and interest of $56,531 per
 month through June 2006; remaining principal due June
 2006, collateralized by two owned distribution facilities     6,392,911      6,576,243
                                            F-25

                                                                2004           2003
                                                            ---------------------------
Revolving credit facility with a bank, interest payable
 monthly at the bank's base rate plus 1% (6.75% at
 fiscal year end 2004); principal due October 2004             2,750,000      2,750,000

Revolving credit facility with a bank, interest payable
 monthly at the bank's base rate plus 1%  (6.75 % at
 fiscal year end 2004); principal due October 2004             1,988,403      1,988,403

Note payable, interest payable at a fixed rate of 5%
 with monthly installments of principal and interest of
 $30,000 per month through June 2009 and the remaining
 balance due June 30, 2009, collateralized by
 substantially all of the assets of TSI                        2,773,568              -

Note payable, interest payable quarterly at a fixed rate
 of 5% with interest due quarterly commencing in September
 2004.  The principal along with any unpaid interest is due
 in June 2007, collateralized by substantially all of the
 assets of TSI                                                   500,000              -

Note payable, interest payable at a fixed rate of 5%
 with two installments of $350,000 plus accrued interest
 due on December 1, 2004 and March 1, 2005                       700,000              -

Note payable, interest payable at a fixed rate of 5% with
 monthly installments of principal and interest of $49,655
 through June 2007, collateralized by the equipment of TSI       135,222              -

Notes payable on equipment, payable in monthly installments
 with interest rates from 9.4% to 10% through October 2004,
 collateralized by HNWC equipment                                    426          5,214

Obligations under capital leases, payable in monthly
 installments with interest rates from 8% to 16.3%
 through December 2006                                         1,422,461      1,701,449
                                                            ---------------------------
                                                              16,662,991     13,021,309
Less current portion                                           5,574,397      4,513,331
Less amount attributable to discontinued operations              838,440        840,565
                                                            ---------------------------
                                                            $ 10,250,154   $  7,667,413
                                                            ===========================

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

The above long-term obligations, excluding obligations under the Facility, have contractual maturities as follows:

     Fiscal Year Ending
     ------------------
     2005                                                   $  5,574,397
     2006                                                      7,001,771
     2007                                                      1,163,043
     2008                                                        282,047
     2009                                                      1,803,293
     Thereafter                                                        -
                                                            ------------
                                                            $ 15,824,551
     Amount attributable to discontinued operations              838,440
                                                            ------------
                                                            $ 16,662,991
                                                            ============

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

                                    F-27
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


13.    OTHER INCOME, NET:

Other income, net consisted of the following for fiscal years 2004, 2003 and
2002:
                                         2004         2003         2002
                                  -----------------------------------------
Interest income                   $    (37,372)   $   (94,704)  $   (45,091)
Dividends                               (4,250)       (18,900)      (27,682)
Rent income                             (4,135)        (5,272)       (4,382)
Gain from sale of investments         (507,418)      (266,690)     (257,521)
Settlement proceeds on former
  leased facility                            -       (131,558)            -
Debt forgiveness                             -              -      (176,809)
Other                                  (23,502)        26,655         5,773
                                  -----------------------------------------
                                  $   (576,677)   $  (490,469)  $  (505,712)
                                  =========================================

14.    INCOME TAXES:

Components of income tax expense (benefit) from continuing operations for the fiscal years ended 2004, 2003 and 2002 consisted of the following:

                                        2004          2003         2002
                                  -----------------------------------------
Current:
   Federal                        $    706,434   $ 2,149,999   $    63,095
   State                               149,640       281,143      (115,540)
                                  -----------------------------------------
                                       856,074     2,431,142       (52,445)
                                  -----------------------------------------
Deferred:
   Federal                            (610,348)     (673,880)    1,327,951
   State                               (98,726)       13,738        40,494
                                  -----------------------------------------
                                      (709,074)     (660,142)    1,368,445
                                  -----------------------------------------
Income tax (benefit) expense      $    147,000   $ 1,771,000   $ 1,316,000
                                  =========================================

The difference between the Company's income tax expense (benefit) in the accompanying financial statements and that which would be calculated using the statutory income tax rate of 34% on income (loss) before taxes is as follows for the fiscal years ended 2004, 2003 and 2002:

                                        2004          2003         2002
                                  -----------------------------------------
Tax at statutory rate             $     77,812    $ 1,585,343   $ 1,117,943
Amortization of goodwill and
  other intangibles                     (4,777)        (4,777)       54,155
Nondeductible business expenses         25,148        (21,635)       17,229
State income taxes, net of
 federal tax benefit                   206,800        129,691        73,716
Net operating loss                    (435,000)             -             -

                                     F-29

                                        2004          2003         2002
                                  -----------------------------------------
Impairment of non-deductible
 intangibles                           308,389              -             -
Equity in loss of
 unconsolidated affiliate                    -              -        32,302
Other                                  (31,372)        82,378        20,655
                                  -----------------------------------------
                                  $    147,000    $ 1,771,000   $ 1,316,000
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

                                     F-30
Net deferred tax assets (liabilities):
   Current                                     $  2,548,391    $  1,568,476
   Noncurrent                                      (593,018)     (1,367,367)
                                               ----------------------------
                                               $  1,955,373    $    201,109
                                               ============================

The Company did not record any valuation allowances against deferred tax assets at fiscal year ends 2004 or 2003 because management believes future taxable income will more likely than not be sufficient to realize such amounts. The Company's net operating loss carryforward at fiscal year end 2004 was $4.5 million. Of this amount, $1.2 million expires in 2024. The remaining $3.3 million was acquired in connection with the acquisition of HNWC in fiscal 2002. This includes a deferred tax benefit of $0.4 million recognized during fiscal 2004 to record the impact of $1.4 million of net operating losses that became available as a result of IRS rules issued subsequent to the acquisition. The utilization of the HNWC net operating loss of $3.3 million at fiscal year end 2004 is limited (by Internal Revenue Code Section 382) to approximately $0.8 million in fiscal year 2005, $0.4 million in fiscal year 2006 and $0.1 million per year thereafter through 2022.

15.    PROFIT SHARING PLAN:

AMCON maintains a profit sharing plan (i.e. a section 401(k) plan) covering substantially all full-time employees. The plan allows employees to make voluntary contributions up to 100% of their compensation, subject to Internal Revenue Service limits. The Company matches 50% of the first 4% contributed and 100% of the next 2% contributed for a maximum match of 4% of employee compensation. The Company contributed $0.5 million, $0.4 million and $0.5 million (net of employee forfeitures) to the profit sharing plans during each of the fiscal years ended 2004, 2003 and 2002, respectively.

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

The Company leases various office and warehouse facilities and equipment under noncancellable operating leases. Rent charged to expense during fiscal years 2004, 2003 and 2002 under such lease agreements was $5.2 million, $5.3 million and $5.3 million, respectively.

As of fiscal year end 2004, minimum future lease commitments are as follows:

                                                  Capital       Operating
     Fiscal Year Ending                            Leases         Leases
     ------------------                         --------------------------
     2005                                       $   598,171   $  5,383,047
     2006                                           586,178      4,489,111
     2007                                           383,717      2,712,250
     2008                                            21,072      1,963,120
     2009                                                 -      1,504,790
     Thereafter                                           -      4,402,174
                                                --------------------------
     Total minimum lease payments               $ 1,589,138   $ 20,454,492
                                                              ============
     Less amount representing interest              173,011
                                                -----------
     Present value of net minimum
       lease payments                           $ 1,416,127
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
                                             ======           ======

At fiscal year end 2004, there were 13,970 options fully vested and exercisable issued to management employees and outside directors outside the Stock Option Plan as summarized as follows:

                                           Number of           Number
         Date        Exercise Price   Options Outstanding   Exercisable
     ------------------------------------------------------------------
     Fiscal  1998       $ 15.68               5,500            5,500
     Fiscal  1999   $ 36.82 - $ 49.09         5,134            5,134
     Fiscal  2002   $ 23.64 - $ 26.94         2,502            2,502
     Fiscal  2003       $ 28.26                 834              834
                                             ------           ------
                                             13,970           13,970
                                             ======           ======

The stock options have varying vesting schedules ranging up to five years and expire ten years after the date of grant.

The table below summarizes information about stock options outstanding as of the following fiscal years:

                                            2004               2003               2002
                                      ------------------------------------------------------
                                          Weighted           Weighted           Weighted
                                      Average Exercise   Average Exercise   Average Exercise
                                        Shares  Price      Shares  Price      Shares  Price
                                      ------------------------------------------------------
Outstanding at beginning of period      52,475  $29.70     49,125  $29.64     54,170  $28.20
   Granted                                   -       -      6,667   28.74      2,500   25.80
   Exercised                               (33)  15.68     (2,000)  10.26     (7,370)  17.22
   Forfeited/Expired                    (1,689)  44.86     (1,317)  32.10       (175)  43.20
                                      ------------------------------------------------------
Outstanding at end of period            50,753  $29.75     52,475  $29.70     49,125  $29.64
                                      ======================================================

Options exercisable at end of period    45,979             43,549             41,398
                                      ========           ========           ========
Shares available for options
   that may be granted                       -            464,523            480,866
                                      ========           ========           ========
Weighted-average grant date fair
   value of options granted during
   the period - exercise price equals
   stock market price at grant                  $    -             $11.64             $15.48
                                                ======             ======             ======
Weighted-average grant date fair
   value of options granted during
   the period - exercise price exceeds
   stock market price at grant                  $    -             $    -             $    -
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

In December 2004, a director of the Company extended a revolving credit facility to Trinity Springs, Inc., ("Trinity") in a principal amount of up to $1.0 million at an interest rate of 8% per annum with an initial advance of $0.5 million. To induce the director to extend this loan to Trinity, the Company agreed to allow the director to receive a second mortgage on Trinity's real property on an equal basis with the Company's existing second mortgage on Trinity's real property.

In addition, in March 2005, the Company discontinued the operations of its beverage marketing and distribution business. As a result, the balance sheets as of September 24, 2004 and September 26, 2003 and the statements of operations and statements of cash flows for the fiscal years ended September 24, 2004 and September 26, 2003 have been prepared reflecting this disposition as discontinued operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The beverage marketing and distribution business was started in fiscal 2003, so there is no change to the fiscal 2002 amounts.

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

21.  BUSINESS SEGMENTS:

AMCON has three reportable business segments: the wholesale distribution of consumer products, the retail sale of health and natural food products, and the bottling and distribution of bottled water products. The results of retail health food stores comprise the retail segment due to similar economic characteristics, as well as similar characteristics with respect to the nature of products sold, the type and class of customers for the health food products, and the methods used to sell the products. The results of the HNWC and TSI (which was acquired in June 2004) comprise the beverage segment due to their unique economic characteristics and the nature of the products, as well as the methods used to sell and distribute the products. As discussed in Note 19, TBG, a business component of the beverage segment ceased operations on March 31, 2005 and its assets accordingly are included in the "Other" column below. The segments are evaluated on revenues, gross margins, operating income (loss) and income before taxes.

                                  Wholesale
                                 Distribution      Retail       Beverage       Other/2/    Consolidated
                                -----------------------------------------------------------------------
FISCAL YEAR ENDED 2004:
External revenues:
  Cigarettes                    $ 597,310,736   $          -   $         -   $        -   $ 597,310,736
  Health food                               -     32,431,573             -            -      32,431,573
  Confectionery                    55,641,415              -             -            -      55,641,415
  Tobacco, beverage & other       131,901,800              -     4,480,065            -     136,381,865
                                -----------------------------------------------------------------------
    Total external revenues       784,853,951     32,431,573     4,480,065            -     821,765,589

Depreciation /1/                    1,121,873        765,371       306,499            -       2,193,743
Amortization                          177,050         92,004        28,265            -         297,319
Operating income (loss)             8,340,023         90,133    (5,519,647)    (256,664)      2,653,845
Interest expense                    1,118,014      1,213,098       670,413            -       3,001,525
Income (loss) from continuing
 operations before taxes            7,754,389     (1,099,671)   (6,182,795)    (243,064)        228,859
Total assets                       71,794,523     17,426,436    20,256,937    2,251,967     111,729,863
Capital expenditures                  318,988        591,330       790,455       83,232       1,784,005

FISCAL YEAR ENDED 2003:
External revenues:
   Cigarettes                   $ 564,804,865   $          -   $         -   $         -  $ 564,804,865
   Health food                              -     33,110,706             -             -     33,110,706
   Confectionery                   51,400,977              -             -             -     51,400,977
   Tobacco, beverage & other      119,310,355              -     3,166,353             -    122,476,708
                                -----------------------------------------------------------------------
     Total external revenues      735,516,197     33,110,706     3,166,353             -    771,793,256

Depreciation /1/                    1,192,146        750,071       186,191             -      2,128,408
Amortization                          195,935        187,809             -             -        383,744
Operating income (loss)             8,538,065        503,799    (1,597,662)      (77,659)     7,366,543
Interest expense                    1,397,631      1,384,295       412,313             -      3,194,239
Income (loss) from continuing
 operations before taxes            7,645,028       (847,604)   (2,056,992)      (77,659)     4,662,773
Total assets                       72,589,504     16,778,236     8,192,120     1,939,570     99,499,430
Capital expenditures                  732,411        475,775     1,906,409       114,116      3,228,711

                                    F-37

FISCAL YEAR ENDED 2002:
External revenues:
   Cigarettes                   $ 640,359,587   $          -   $         -   $         -   $ 640,359,587
   Health food                              -     31,655,388             -             -      31,655,388
   Confectionery                   52,566,991              -             -             -      52,566,991
   Tobacco, beverage & other      120,297,206              -     2,237,825             -     122,535,031
                                ------------------------------------------------------------------------
     Total external revenues      813,223,784     31,655,388     2,237,825             -     847,116,997
Depreciation /1/                    1,195,595        739,412       234,927             -       2,169,934
Amortization                          394,150        749,774       139,410             -       1,283,334
Operating income (loss)             7,969,125        382,332    (1,201,310)            -       7,150,147
Interest expense                    2,786,389      1,265,678       220,716             -       4,272,783
Income (loss) from continuing
 operations before taxes            5,677,906     (1,049,613)   (1,245,217)            -       3,383,076
Total assets                       79,392,521     18,452,752     6,741,196             -     104,586,469
Capital expenditures                1,569,981        674,310       435,923             -       2,680,214

   /1/ Includes depreciation reported in cost of sales for beverage segment. /2/ Includes charges to operations incurred by discontinued operations and intercompany eliminations.

22.  RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of these financial statements for the year ended September 24, 2004, management and the Company's Audit Committee determined that the Company would restate its balance sheet as of September 24, 2004 to reflect (i) a correction to the classification of Series A Preferred Stock from permanent equity to mezzanine financing, and (ii) a correction to the classification of its revolving credit facility from long-term to short-term debt. Management and the Company's Audit Committee also determined that the provision for nonoperating asset impairment which was reported as a component of "Other income, net" for the year ended September 26, 2003 should be corrected and reclassified as a component of operating expenses under the title "Impairment charges." The statement of operations for fiscal 2003 has been restated to correct this error.

In accordance with Emerging Issue Task Force ("EITF") Topic No. D-98 "Classification and Measurement of Redeemable Securities," the possibility of a redemption of securities that is not solely within the control of the
issuer   without regard to probability   requires the security to be
classified outside of permanent equity. The Company's Certificate of Designations creating the Series A Preferred Stock contains provisions that give the holders the optional right to redeem such stock if either there is a change of control (as defined in the Certificate of Designations) or the Wright Family (as defined in the Certificate of Designations to include William F. Wright, the Company's Chief Executive Officer, Chairman of the Board and largest stockholder) beneficially owns less than 20% of the outstanding shares of common stock. The Company believes it is unlikely that either of those events will occur without support of the Board of Directors since the two owners of the Series A Preferred Stock are represented on the Board of Directors, the interests of the Company and those representatives are aligned, and the aggregate ownership of all of the Board members is in excess of two-thirds of the outstanding shares of common stock. However, there can be no assurance that this will not occur.

EITF 95-22 "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement," requires borrowings under an agreement that includes both a subjective acceleration clause and a lock-box

                                    F-38

arrangement to be classified as short-term indebtedness. Because the Company's agreement contains both of these features, the borrowings have been restated to be classified as short-term for September 2004 and 2003. The lending banks and the Company amended the revolving loan agreement after the Company's second fiscal quarter of 2005 to replace the lockbox provision with a springing lockbox arrangement that would require the Company's cash to be placed in a lockbox account that would be used to automatically pay down the revolving indebtedness only in the instance of an event of default. EITF 92-22, nevertheless, requires the correction to the classification of the revolving credit facility for reports filed prior to such amendment to the revolving loan agreement.

This restatement does not impact amounts already reported as sales, net income (loss) available to common shareholders or earnings (loss) per share, nor will it result in a default under any provisions in the credit agreement.

A summary of the significant effects of the restatement is as follows:

                                                                    September 2004
                                          ---------------------------------------------------------------
                                                             Retroactive
                                                              effect of
                                                             discontinued
                                           As previously    operations -     Restatement          As
                                           reported          See Note 19                       Restated
                                          --------------   -------------   --------------   -------------
Current liabilities                       $   42,964,022   $           -   $   39,809,814   $  82,773,836
Long-term debt, less current portion          50,063,571          (3,603)     (39,809,814)     10,250,154
Series A cumulative, convertible
   preferred stock, $.01 par value
   100,000 authorized and issued
   liquidation preference $25.00
   per share                                           -               -        2,438,355       2,438,355
Shareholders' equity                          15,205,152               -       (2,438,355)     12,766,797



                                                                  September 2003
                                          ---------------------------------------------------------------
                                                             Retroactive
                                                             effect of
                                                            discontinued
                                           As previously    operations -                         As
                                              reported       See Note 19     Restatement      Restated
                                          --------------   -------------   --------------   -------------
Current liabilities                       $   44,038,998   $           -   $  27,981,281    $  72,020,279
Long-term debt, less current portion          35,654,423          (5,729)    (27,981,281)       7,667,413
Operating expenses                            55,334,331      (2,920,863)        399,435       52,812,903
Other income, net                                (98,384)          7,350        (399,435)        (490,469)









                                    F-39


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