Form 10-K/A, Exhibit 13
period 2004-09-24
AMCON DISTRIBUTING CO
filed 2005-11-30
CIK 928465

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
           Restatements............................................. 10
           Discontinued Operations.................................. 10
           Company Overview......................................... 11
           Industry Segment Overviews............................... 12
           Certain Accounting Considerations........................ 13
           Critical Accounting Estimates............................ 14
           Results of Operations.................................... 18
           Liquidity and Capital Resources.......................... 26
           Off-Balance Sheet Arrangements........................... 32
           Acquisitions and Dispositions of Businesses.............. 32
           Quantitative and Qualitative Disclosures
              About Market Risk..................................... 34

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

Very truly yours,


William F. Wright                             Kathleen M. Evans
Chairman of the Board                         President

EXPLANATORY NOTE

Subsequent to the original issuance on January 7, 2005 of these financial statements for the year ended September 24, 2004, management and the Company's Audit Committee determined that the balance sheet as of September 24, 2004 needed to be restated to reflect (i) a correction to the classification of Series A Preferred Stock from permanent equity to mezzanine financing, and (ii) a correction to the classification of its revolving credit facility from long-term to short-term debt. Management and the Company's Audit Committee also determined that the provision for nonoperating asset impairment which was reported as a component of "Other income, net" in the statement of operations for the year ended September 26, 2003 should be corrected and reclassified as a component of operating expenses under the title "Impairment charges." These corrections were made and amended financial statements were filed on August 22, 2005.

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

Subsequent to the issuance of the first amended Form 10-K on August 22, 2005, management and the Company's Audit Committee determined that the first amended financial statements should be restated to correct an error in the application of generally accepted accounting principles related to the calculation of diluted earnings (loss) per share in accordance with SFAS No. 128 "Earnings Per Share." Specifically, in this second amendment to Form 10-K, a correction was made to exclude the impact of the conversion of preferred stock on diluted earnings (loss) per share because the conversion of the preferred stock was determined to be anti-dilutive in fiscal 2004. No convertible preferred stock was outstanding in fiscal 2003 or 2002 and, therefore, no correction is necessary to diluted earnings per share for those periods.

These restatements do not impact amounts already reported as sales, net income (loss) available to common shareholders, or basic earnings per share, nor will it result in a default under any provisions in the credit agreement.

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

                        (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------
Fiscal Year                           2004/1/     2003/1/     2002        2001        2000
--------------------------------------------------------------------------------------------
Sales/2/.......................... $ 821,766   $ 771,793   $ 847,117   $ 577,589   $ 422,901
Cost of sales.....................   762,203     711,614     785,193     531,903     378,138
                                   ---------------------------------------------------------
Gross profit......................    59,563      60,179      61,924      45,686      44,763
Operating expenses................    53,331      52,413      54,774      44,706      37,847
Impairment charges/3/.............     3,578         399           -           -           -
                                   ---------------------------------------------------------
Operating income..................     2,654       7,367       7,150         980       6,916
Interest expense..................     3,002       3,194       4,273       3,877       2,499
Other income, net.................      (577)       (490)       (506)       (202)     (2,248)
                                   ---------------------------------------------------------
Income (loss) from continuing
 operations before income taxes...       229       4,663       3,383      (2,695)      6,665
Income tax expense (benefit)......       147       1,771       1,316      (1,018)      2,354
Equity in loss of unconsolidated
 affiliate........................         -           -          95          95           -
Minority interest, net of tax.....       (91)          -           -           -           -
                                   ---------------------------------------------------------
Income (loss) from continuing
 operations.......................       173       2,892       1,972      (1,772)      4,311

Loss from discontinued operations,
 net of income taxes of $(2,570),
 $(1,142), $0, $(963), and $(239),
 respectively.....................    (4,311)     (1,865)          -      (1,570)       (407)

Preferred stock dividend
 requirements.....................        50           -           -           -           -
                                   ---------------------------------------------------------
Net (loss) income available
 to common shareholders........... $  (4,188)  $   1,027   $   1,972   $  (3,342)  $   3,904
                                   =========================================================

Basic earnings (loss) per share:
  Continuing operations........... $    0.23   $    5.48   $    3.90   $   (3.88)  $    9.46
  Discontinued operations.........     (8.17)      (3.53)          -       (3.44)      (0.89)
                                   ---------------------------------------------------------
  Net basic earnings (loss)
   per share...................... $   (7.94)  $    1.95   $    3.90   $   (7.32)  $    8.57
                                   =========================================================

Diluted earnings (loss) per share:
  Continuing operations........... $    0.23    $   5.38   $    3.81   $   (3.88)  $    9.07
  Discontinued operations.........     (7.99)      (3.47)          -       (3.44)      (0.86)
                                   ---------------------------------------------------------
  Net diluted earnings (loss)
   per share...................... $   (7.76)   $   1.91   $    3.81   $   (7.32)  $    8.21
                                   =========================================================

Weighted average shares outstanding:
  Basic...........................   527,774     527,699     505,414     456,362     455,810
  Diluted.........................   539,648     537,042     518,197     456,362     475,553

Working capital /1/ /4/........... $ (11,871)  $  (8,030)  $  (1,989)  $     482   $  11,546
Total assets .....................   111,730      99,499     104,586      99,197      73,192
Long-term obligations and
  subordinated debt /1/ /5/.......    27,104      22,453      21,601      22,873      18,922
Shareholders' equity /1/ /6/......    12,767      17,301      16,699      13,363      16,855
Cash dividends declared
  per common share................      0.72        0.72        0.72        0.72        0.72

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

The following 2004 selected quarterly financial data gives effect to the retroactive presentation for discontinued operations as discussed in Note 19 to the Consolidated Financial Statements. This quarterly data was not impacted by the restatements discussed in Note 22.







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
                                             =============================================

The following 2003 selected quarterly financial data gives effect to the restatements and to the retroactive presentation for discontinued operations as discussed in Notes 22 and 19, respectively, to the Consolidated Financial Statements. This quarterly data was not impacted by the November 28, 2005 restatement to correct diluted earnings (loss) per share as discussed in Note 22.

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


                                   8



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

Restatements

As discussed in Note 22 to the Consolidated Financial Statements, the Company's September 24, 2004 consolidated balance sheet and statement of operations for the fiscal years ended September 24, 2004 and September 30, 2003 have been restated from the amounts previously reported. The accompanying management discussion and analysis and results of operations give effect to the restatements.

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

    - recognized earnings per diluted share from continuing operations of $0.23 for the fiscal year ended September 2004 compared to earnings per diluted share from continuing operations of $5.38 for the prior fiscal year.

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

NATURE OF ESTIMATES REQUIRED. Management has to estimate the useful lives of the Company's long lived assets. In regard to the impairment analysis, the most significant assumptions include management's estimate of the annual growth rate used to project future sales and expenses used by the independent third party valuation firm.
                                     15

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

                                      16



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

                                      17


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

                                     18

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

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's financial statements is properly reported. The accompanying financial statements have been restated to properly classify preferred stock issued in fiscal 2004 as mezzanine equity, to classify the Company's revolving credit facility as current debt, to correct the classification of the provision for nonoperating asset impairment which was originally reported as a component of "Other income, net" for the year ended September 26, 2003 to operating expenses under the title "Impairment charges" and to correct the calculation of diluted earnings (loss) per share for the year ended September 24, 2004 as discussed in Note 22. As a result of the restatement of these financial statements, management has determined that these disclosure controls and procedures were ineffective as of September 24, 2004 and that a material weakness existed in the disclosure controls and procedures with respect to the application of accounting guidance relating to the Company's recent financing transactions as of such date. The Company has enhanced the training of our accounting staff and requires periodic review of a wider variety of technical accounting literature to obtain a reasonable level of assurance that all appropriate accounting guidance is applied to the classification of debt and equity instruments and its implications on the calculation of diluted earnings (loss) per share. While management believes these actions should correct this material weakness, management continues to evaluate their controls and procedures.

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

November 28, 2005








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

DELOITTE & TOUCHE LLP

Omaha, Nebraska
January 7, 2005 (August 19, 2005, as to the effects of the subsequent event discussed in Note 19, August 19, 2005 as to the effects of the restatement discussed in paragraphs 1,2, and 3 of Note 22, and November 28, 2005 as to the effects of the restatement discussed in paragraph 4 of Note 22)


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
                                                                    ==============================

The accompanying notes are an integral part of these consolidated financial statements
                                   F-2


CONSOLIDATED STATEMENTS OF OPERATIONS

AMCON Distributing Company and Subsidiaries
---------------------------------------------------------------------------------------------
Fiscal Years Ended September                           2004           2003           2002
                                                    (As restated  (As restated
                                                   - see Note 22) - see Note 22)
---------------------------------------------------------------------------------------------
Sales (including excise taxes of $191.6 million,
 $172.2 million and $166.5 million in 2004, 2003
 and 2002, respectively)                          $ 821,765,589  $ 771,793,256  $ 847,116,997
Cost of sales                                       762,202,743    711,613,810    785,192,882
                                                  -------------------------------------------
Gross profit                                         59,562,846     60,179,446     61,924,115
                                                  -------------------------------------------

Selling, general and administrative expenses         50,992,469     50,136,766     51,610,419
Depreciation and amortization                         2,338,277      2,276,702      3,163,549
Impairment charges                                    3,578,255        399,435              -
                                                  -------------------------------------------
                                                     56,909,001     52,812,903     54,773,968
                                                  -------------------------------------------
Operating income                                      2,653,845      7,366,543      7,150,147

Other expense (income):
   Interest expense                                   3,001,525      3,194,239      4,272,783
   Other income, net                                   (576,539)      (490,469)      (505,712)
                                                  -------------------------------------------
                                                      2,424,986      2,703,770      3,767,071
Income from continuing operations
  before income taxes                                   228,859      4,662,773      3,383,076
Income tax expense                                      147,000      1,771,000      1,316,000
Equity in loss of unconsolidated affiliate,
   net of tax                                                 -              -         95,007
Minority interest, net of tax                           (91,000)             -              -
                                                  -------------------------------------------
Income from continuing operations                       172,859      2,891,773      1,972,069

Loss from discontinued operations, net of
 income tax benefit of $2.6 million and $1.1
 million, respectively                               (4,311,406)    (1,865,300)             -

Preferred stock dividend requirements                   (49,474)             -              -
                                                   -------------------------------------------
Net (loss) income available to
 common shareholders                              $  (4,188,021) $   1,026,473  $   1,972,069
                                                  ===========================================

   Basic (loss) earnings per share
     available to common shareholders:
      Continuing operations                       $        0.23  $        5.48  $        3.90
      Discontinued operations                             (8.17)         (3.53)             -
                                                  -------------------------------------------
      Net basic (loss) earnings per share         $       (7.94) $        1.95  $        3.90
                                                  ===========================================

   Diluted (loss) earnings per share
     available to common shareholders:
      Continuing operations                       $        0.23  $        5.38  $        3.81
      Discontinued operations                             (7.99)         (3.47)             -
                                                  -------------------------------------------
      Net diluted (loss) earnings per share       $       (7.76) $        1.91  $        3.81
                                                  ===========================================

Weighted average shares outstanding:
   Basic                                                527,774        527,699        505,414
   Diluted                                              539,648        537,042        518,197


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
                                ==========================================================================

The accompanying notes are an integral part of these consolidated financial statements
                                     F-4






CONSOLIDATED STATEMENTS OF CASH FLOWS

AMCON Distributing Company and Subsidiaries
----------------------------------------------------------------------------------------------------------
Fiscal Years                                                        2004           2003           2002
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income available to common shareholders           $(4,188,021)    $ 1,026,473    $ 1,972,069
  Deduct: Loss from discontinued operations, net of tax         (4,311,406)     (1,865,300)             -
                                                               -----------     -----------    -----------
  Income from continuing operations
    available to common shareholders                               123,385       2,891,773      1,972,069
  Preferred stock dividend requirements                             49,474               -              -
                                                               -----------     -----------    -----------
  Income from continuing operations                                172,859       2,891,773      1,972,069
  Adjustments to reconcile income from continuing operations to net cash flows from operating activities:
    Depreciation                                                 2,195,743       2,128,408      2,169,934
    Amortization                                                   295,339         383,744      1,283,334
    Impairment charges                                           3,578,255               -              -
    (Gain) loss on sale of fixed assets                             (7,773)         58,739        194,678
    (Gain) loss on sale of assets held for sale                      1,475               -              -
    (Gain) loss on sale of securities                             (507,418)       (266,690)      (257,521)
    Equity in loss of unconsolidated affiliate                           -               -         95,007
    Deferred income taxes                                       (1,754,264)       (660,306)     1,368,445
    Provision for losses on doubtful accounts,
      inventory obsolescence and assets held for sale               22,912         675,828         45,681
    Minority interest                                              (91,000)              -              -
  Changes in assets and liabilities,
    net of effect of acquisitions:
    Accounts receivable                                         (1,046,449)      3,151,279        768,582
    Inventories                                                 (3,704,957)      4,674,992     (5,710,095)
    Other current assets                                           129,691        (177,294)       (29,514)
    Other assets                                                   186,999        (137,619)       147,490
    Accounts payable                                             2,623,690      (5,316,892)     2,506,111
    Accrued expenses and accrued wages, salaries and bonuses       206,012        (620,198)    (1,094,380)
    Income taxes payable and receivable                         (1,703,039)      1,521,468        769,087
                                                               -----------     -----------    -----------
Net cash flows from operating activities
      - continuing operations                                      598,075       8,307,232      4,228,908
Net cash flows from operating activities
      - discontinued operations                                 (4,260,491)     (2,770,744)    (2,084,866)
                                                               -----------     -----------    -----------
Net cash flows from operating activities                        (3,662,416)      5,536,488      2,144,042
                                                               -----------     -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixed assets                                     (1,700,773)     (3,114,595)    (2,680,214)
  Acquisitions, net of cash acquired                            (2,774,280)              -        (95,321)
  Proceeds from sales of fixed assets and intangibles              105,497         129,994         93,082
  Proceeds from sales of available-for-sale securities             561,910         303,018        303,911
                                                               -----------     -----------    -----------
Net cash flows from investing activities
     - continuing operations                                    (3,807,646)     (2,681,583)    (2,378,542)
Net cash flows from investing activities
     - discontinued operations                                     (83,232)       (114,116)             -
                                                               -----------     -----------    -----------
Net cash flows from investing activities                        (3,890,878)     (2,795,699)    (2,378,542)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings of long-term debt                             -         919,864              -
  Net (payments) proceeds on bank credit agreements              6,828,533      (1,379,372)     3,827,287
  Payments on long-term and subordinated debt                   (1,508,361)     (2,233,519)    (3,163,994)
  Net proceeds from preferred stock offering                     2,438,355               -              -
  Dividends paid on common stock                                  (379,827)       (370,799)      (382,823)
  Dividends paid on preferred stock                                (49,474)              -              -
  Retirement of common stock                                       (26,328)              -              -
  Purchase of treasury stock                                             -             (36)             -
  Proceeds from exercise of stock options                              522          20,490        126,825
  Payment of registration costs                                          -               -       (339,644)
                                                               -----------     -----------    -----------
Net cash flows from financing activities
     - continuing operations                                     7,303,420      (3,043,372)       67,651
Net cash flows from financing activities
     - discontinued operations                                      (2,126)        840,565             -
                                                               -----------     -----------    -----------


Net cash flow from financing activities                          7,301,294      (2,202,807)      (166,849)
                                                               -----------     -----------    -----------

Net change in cash                                                (252,000)        537,982       (166,849)

Cash, beginning of year                                            668,073         130,091        296,940
                                                               -----------     -----------    -----------

Cash, end of year                                              $   416,073     $   668,073    $   130,091
                                                               ===========     ===========    ===========


Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                        $ 3,632,384    $  4,244,482   $ 5,029,754
  Cash paid during the year for income taxes                      1,253,768         454,110       187,815
Supplemental disclosure of non-cash information:
Acquisition of equipment through capital leases                 $   125,840    $          -   $         -
  Business combinations:
    Fair value of assets acquired                                10,307,042               -     5,972,598
    Subordinated debt assumed and
      notes payable issued                                        4,028,440               -       457,905
    Present value of future water
      royalty payments                                            2,807,000               -             -
    Other liabilities assumed                                       289,336               -     1,508,435
    Issuance of common stock, stock options
      and minority interest                                         407,986               -     2,069,511
    Conversion of notes receivable and
      acquisition costs                                                   -               -       692,058


The accompanying notes are an integral part of these consolidated financial statements

                                     F-5






























NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company restated its September 2004 Balance Sheet, Statement of Operations and Statement of Shareholders' Equity in the accompanying consolidated financial statements on August 22, 2005 to correct a classification error related to the Series A Preferred Stock, its revolving credit facility and classification of a nonoperating asset impairment charge originally recorded in "Other income, net." Additionally, as discussed in
Note 22, in November 2005, management also restated the Statement of Operations for fiscal 2004 to correct an error in the application of Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" which resulted in an incorrect calculation of diluted earnings (loss) per share. As discussed in Note 19, the operations of the beverage marketing and distribution business were discontinued in March 2005 and accordingly have been reflected as discontinued operations in these financial statements.

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

                                     F-6

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


                                     F-7

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

(i) Long-Lived Assets:
During fiscal 2003, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such asset may not be recoverable. Long-lived assets classified as held for sale, are reviewed annually for impairment and are reported at the lower of the carrying amount or fair value less the cost to sell. During fiscal 2004 no such impairment under SFAS No. 144 was recorded.

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
                                                    =========================================

(Loss) earnings per share available to common
 shareholders
-----------------------------------------------
  As reported: Basic                                $      (7.94)   $      1.95   $      3.90
               Diluted                              $      (7.76)   $      1.91   $      3.81

  Pro forma:   Basic                                $      (8.05)   $      1.81   $      3.73
               Diluted                              $      (7.87)   $      1.78   $      3.64

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

5.    EARNINGS (LOSS) PER SHARE:

Basic earnings (loss) per share available to common shareholders is calculated by dividing income (loss) from continuing operations less preferred stock dividend requirements, loss from discontinued operations and net (loss) income available to common shareholders by the weighted average common shares outstanding for each period. Diluted earning (loss) per share is calculated by dividing income (loss) from continuing operations less preferred stock dividend requirements (when anti-dilutive), loss from discontinued operations and net (loss) income available to common shareholders by the sum of the weighted average common shares outstanding and the weighted average dilutive options, using the treasury stock method.
Stock options and potential common stock outstanding at fiscal year end 2004, 2003 and 2002 that were anti-dilutive were not included in the computations of diluted earnings per share. Such potential common shares totaled 113,921, 29,773 and 24,058 with average exercise prices of $32.92, $40.47 and $48.28 respectively.

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
                                     =======================================

                                        Diluted       Diluted      Diluted
                                     ---------------------------------------
Weighted average common
   shares outstanding                     527,774       527,699      505,414

Weighted average of net
   additional shares outstanding
   assuming dilutive options
   exercised and proceeds used
   to purchase treasury stock              11,874         9,343       12,783
                                     ---------------------------------------
Weighted average number of
   shares outstanding                     539,648       537,042      518,197
                                     =======================================

Income from continuing operations    $    172,859    $2,891,773   $1,972,069

Deduct: preferred stock dividend
  requirements /1/                        (49,474)            -            -
                                     ---------------------------------------
                                     $    123,385    $2,891,773   $1,972,069
                                     =======================================

Loss from discontinued operations    $ (4,311,406)   $(1,865,300) $        -
                                     =======================================
Net (loss) income available to
   common shareholders               $ (4,138,547)   $1,026,473   $1,972,069
                                     =======================================

Earnings per share from
 continuing operations available
 to common shareholders              $       0.23    $     5.38   $     3.81

Loss per share from discontinued
 operations                                 (7.99)        (3.47)           -
                                     ---------------------------------------
(Loss) income per share available
 to common shareholders              $      (7.76)   $     1.91   $     3.81
                                     =======================================

/1/ Convertible preferred stock is anti-dilutive in fiscal 2004 because dividends accumulated per common share obtainable on conversion exceeds basic earnings per share

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


13.    OTHER INCOME, NET:

Other income, net consisted of the following for fiscal years 2004, 2003 and
2002:
                                         2004         2003         2002
                                  -----------------------------------------
Interest income                   $    (37,372)   $   (94,704)  $   (45,091)
Dividends                               (4,250)       (18,900)      (27,682)
Rent income                             (4,135)        (5,272)       (4,382)
Gain from sale of investments         (507,418)      (266,690)     (257,521)
Settlement proceeds on former
  leased facility                            -       (131,558)            -
Debt forgiveness                             -              -      (176,809)
Other                                  (23,364)        26,655         5,773
                                  -----------------------------------------
                                  $   (576,539)   $  (490,469)  $  (505,712)
                                  =========================================

14.    INCOME TAXES:

Components of income tax expense (benefit) from continuing operations for the fiscal years ended 2004, 2003 and 2002 consisted of the following:

                                        2004          2003         2002
                                  -----------------------------------------
Current:
   Federal                        $    706,434   $ 2,149,999   $    63,095
   State                               149,640       281,143      (115,540)
                                  -----------------------------------------
                                       856,074     2,431,142       (52,445)
                                  -----------------------------------------
Deferred:
   Federal                            (610,348)     (673,880)    1,327,951
   State                               (98,726)       13,738        40,494
                                  -----------------------------------------
                                      (709,074)     (660,142)    1,368,445
                                  -----------------------------------------
Income tax (benefit) expense      $    147,000   $ 1,771,000   $ 1,316,000
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

In connection with the acquisition of TSI, the Company's Chairman has guaranteed the Company for certain obligations of TSI's as more fully described in Note 3.

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

22.  RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the original issuance on January 7, 2005 of these financial statements for the year ended September 24, 2004, management and the Company's Audit Committee determined that the balance sheet as of September 24, 2004 needed to be restated to reflect (i) a correction to the classification of Series A Preferred Stock from permanent equity to mezzanine financing, and (ii) a correction to the classification of its revolving credit facility from long-term to short-term debt. Management and the Company's Audit Committee also determined that the provision for nonoperating asset impairment which was reported as a component of "Other income, net" in the statement of operations for the year ended September 26, 2003 should be corrected and reclassified as a component of operating expenses under the title "Impairment charges." These corrections were made and amended financial statements were filed on August 22, 2005.

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

                                    F-38




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

Subsequent to the issuance of the first amended Form 10-K on August 22, 2005, management and the Company's Audit Committee determined that the first amended financial statements should be restated to correct an error in the application of generally accepted accounting principles related to the calculation of diluted earnings (loss) per share in accordance with SFAS No. 128 "Earnings Per Share." Specifically, in this second amendment to Form 10-K, a correction was made to exclude the impact of the conversion of preferred stock on diluted earnings (loss) per share because the conversion of the preferred stock was determined to be anti-dilutive in fiscal 2004. No convertible preferred stock was outstanding in fiscal 2003 or 2002 and, therefore, no correction is necessary to diluted earnings per share for those periods.

These restatements do not impact amounts already reported as sales, net income (loss) available to common shareholders, or basic earnings per share, nor will it result in a default under any provisions in the credit agreement.

A summary of the significant effects of the first restatement is as follows:

                                                                    September 2004
                                          ---------------------------------------------------------------
                                                             Retroactive
                                                              effect of
                                                             discontinued
                                           As previously    operations -     Restatement          As
Consolidated Balance Sheet Effects:        reported          See Note 19                       Restated
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





                                    F-39





                                                                  September 2003
                                          ---------------------------------------------------------------
                                                             Retroactive
                                                             effect of
                                                            discontinued
                                           As previously    operations -                         As
                                              reported       See Note 19     Restatement      Restated
                                          --------------   -------------   --------------   -------------
Current liabilities                       $   44,038,998   $           -   $  27,981,281    $  72,020,279
Long-term debt, less current portion          35,654,423          (5,729)    (27,981,281)       7,667,413
Operating expenses                            55,334,331      (2,920,863)        399,435       52,812,903
Operating income                               4,826,866       2,939,112        (399,435)       7,366,543
Other income, net                                (98,384)          7,350        (399,435)        (490,469)

As described above, the second restatement only relates to a calculation in the diluted earnings (loss) per share for fiscal year 2004. The significant effects of the second restatement are as follows:

                                                             September 2004
                                          ---------------------------------------------------
                                          As previously                             As
Consolidated Statement of Operations         reported          Restatement       Restated
Effects:                                  ---------------    ---------------   --------------
Diluted (loss) earnings per share
 available to common shareholders:
    Continuing operations                 $          0.32    $        (0.09)   $         0.23
    Discontinued operations                         (7.99)                -             (7.99)
                                          ---------------    ---------------   --------------
                                          $         (7.67)   $        (0.09)   $        (7.76)
                                          ===============    ==============    ==============





                                    F-40
























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